Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264550

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Oasis Petroleum Inc. and Whiting Petroleum Corporation:

On behalf of the boards of directors of Oasis Petroleum Inc. (“Oasis”) and Whiting Petroleum Corporation (“Whiting”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the merger of equals business combination between Oasis and Whiting. We are requesting that you take certain actions as an Oasis or Whiting stockholder.

On March 7, 2022, Oasis, Ohm Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Oasis (“Merger Sub”), New Ohm LLC, a Delaware limited liability company and a wholly owned subsidiary of Oasis (“LLC Sub”), and Whiting entered into an Agreement and Plan of Merger (the “merger agreement”), providing for a merger of equals through (i) the merger of Merger Sub with and into Whiting (the “Company Merger”), with Whiting continuing its existence as the surviving corporation following the Company Merger as a direct, wholly owned subsidiary of Oasis (the “surviving corporation”), and (ii) the subsequent merger of the surviving corporation with and into LLC Sub (the “LLC Sub Merger” and together with the Company Merger, the “merger”), with LLC Sub continuing its existence as the surviving entity following the LLC Sub Merger as a direct wholly owned subsidiary of Oasis (the “surviving entity”).

If the merger is completed, subject to certain exceptions, (i) each holder of common stock, par value $0.001 per share, of Whiting (the “Whiting common stock”) will be entitled to receive $6.25 in cash, without interest, and 0.5774 shares of common stock, par value $0.01 per share, of Oasis (the “Oasis common stock”) for each of its shares of Whiting common stock (the “exchange ratio”), with cash paid in lieu of the issuance of fractional shares, if any, and (ii) all existing shares of Oasis common stock will remain outstanding. Subject to the terms of the merger agreement, prior to the effective time of the merger and subject to applicable law, Oasis will declare and set record and payment dates for a special dividend to holders of Oasis common stock of $15.00 per share, the payment of which will be contingent upon the consummation of the Company Merger.

Following the completion of the merger, it is anticipated that persons who were stockholders of Oasis and Whiting immediately prior to the merger will own approximately 47% and 53% of the combined company, respectively, on a fully diluted basis.

Upon consummation of the merger, Oasis is expected to change its name and be listed on the Nasdaq Global Select Market (“NASDAQ”) under a new symbol.

Completion of the merger requires, among other things, the separate approvals of both the Oasis stockholders and the Whiting stockholders. To obtain the required stockholder approvals, Oasis and Whiting will each hold special meetings of their respective stockholders in connection with the merger.

At the special meeting of Oasis stockholders (the “Oasis special meeting”), the Oasis stockholders will be asked to vote on (1) the proposal to approve the issuance of shares of Oasis common stock to the Whiting stockholders (the “Oasis stock issuance proposal”) and (2) the proposal to amend the Amended and Restated Certificate of Incorporation of Oasis to increase the number of authorized shares of Oasis common stock from 60,000,000 shares to 120,000,000 shares (the “Oasis charter amendment proposal”), in connection with the transactions pursuant to the terms of the merger agreement. Approval of the Oasis stock issuance proposal requires the affirmative vote of a majority of the voting power of shares of Oasis stock present in person or represented by proxy and entitled to vote thereon at the Oasis special meeting. The merger cannot be completed without the approval of the Oasis stock issuance proposal. Approval of the Oasis charter amendment proposal requires the affirmative vote of the holders of a majority of the voting power of the Oasis stock entitled to vote. For the avoidance of doubt, the approval of the Oasis charter amendment proposal is not a condition to the closing of the merger or otherwise required to effectuate the merger.

The Oasis special meeting will be held on June 28, 2022 at 9:00 a.m., Central Time, at the offices of Oasis located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002. Oasis’ board of directors (the “Oasis board”) unanimously recommends that Oasis stockholders vote “FOR” the Oasis stock issuance proposal and “FOR” the Oasis charter amendment proposal.

At the special meeting in lieu of the 2022 annual meeting of Whiting stockholders (the “Whiting special meeting”), Whiting stockholders will be asked to vote on: (1) a proposal to approve and adopt the merger agreement and the transactions contemplated therein, including the merger (the “Whiting merger proposal”); (2) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Whiting’s named executive officers that is based on or otherwise relates to the merger (the “Whiting merger compensation advisory proposal”); (3) proposals to elect the seven directors named in this proxy statement/prospectus to the board of directors of Whiting, to hold office until the earlier of (A) the completion of the merger and (B) the 2023 annual meeting of Whiting stockholders and until their respective successors are duly elected and qualified (the “Whiting director election proposal”); and (4) a proposal to approve, on a non-binding advisory basis, the compensation of Whiting’s named executive officers (the “Whiting annual compensation advisory proposal” and, together with the Whiting merger compensation advisory proposal, the “Whiting compensation proposals”).

Approval of the Whiting merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Whiting common stock entitled to vote on such proposal. The merger cannot be completed without the approval of the Whiting merger proposal. Each director will be elected by a plurality of the votes cast at the Whiting special meeting (assuming a quorum is present), subject to the majority voting policy of Whiting (the “Whiting Majority Voting Policy”). The Whiting Majority Voting Policy is available in Appendix C to Whiting’s Corporate Governance Guidelines on Whiting’s website at www.whiting.com. Approval of the Whiting compensation proposals, each on a non-binding advisory basis, requires the affirmative vote of a majority of the voting power of shares of Whiting common stock present in person or represented by proxy and entitled to vote thereon (the “Whiting stockholders”). For the avoidance of doubt, the approval of each of the Whiting director election proposal and the Whiting compensation proposals is not a condition to the closing of the merger or otherwise required to effectuate the merger.

The Whiting special meeting will be held on June 28, 2022, at 8:00 a.m., Mountain Time. The Whiting special meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting meetnow.global/MWWVLRG. You will not be able to attend the Whiting special meeting physically. The Whiting board unanimously recommends that the Whiting stockholders (i) vote “FOR” the Whiting merger proposal, (ii) vote “FOR” the Whiting merger compensation advisory proposal, (iii) vote “FOR” the election of each of the Whiting director nominees named in this proxy statement/prospectus, and (iv) vote “FOR” the Whiting annual compensation advisory proposal.

Although the number of shares of Oasis common stock that Whiting stockholders will receive in exchange for their shares of Whiting common stock is fixed, the market value of the merger consideration will fluctuate with the market price of Oasis common stock and will not be known at the time Whiting stockholders vote to approve and adopt the merger agreement or at the time Oasis stockholders vote to approve the Oasis stock issuance proposal or the Oasis charter amendment proposal. Based on the closing price of Oasis common stock on the NASDAQ on March 4, 2022, the last trading day before the public announcement of the parties entering into the merger agreement, the merger consideration represented approximately $89.68 in value for each share of Whiting common stock, including cash consideration of $6.25 per share. Based on the closing price of Oasis common stock on the NASDAQ on May 18, 2022, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, the merger consideration represented approximately $84.47 in value for each share of Whiting common stock, including cash consideration of $6.25 per share.

We urge you to obtain current market quotations for Oasis common stock (NASDAQ trading symbol “OAS”) and Whiting common stock (NYSE trading symbol “WLL”).

The obligations of Oasis and Whiting to complete the merger are subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.

The accompanying joint proxy statement/prospectus describes the Oasis special meeting and the Oasis stock issuance proposal and the Oasis charter amendment proposal to be considered thereat, the Whiting special meeting and the Whiting merger proposal, the Whiting director election proposal and the Whiting compensation proposals to be considered thereat and the merger. Please carefully read the entire accompanying joint proxy statement/prospectus, including “Risk Factors” beginning on page 35, for a discussion of the risks relating to the merger. You also can obtain information about Oasis and Whiting from documents that each has filed with the Securities and Exchange Commission (the “SEC”). Please see “Where You Can Find More Information” beginning on page 258 of the accompanying joint proxy statement/prospectus for how you may obtain such information.

Sincerely,

Daniel E. Brown Chief Executive Officer Oasis Petroleum Inc.	Lynn A. Peterson President and Chief Executive Officer Whiting Petroleum Corporation

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transactions described in the accompanying joint proxy statement/prospectus or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated May 24, 2022, and is first being mailed to Oasis stockholders of record and Whiting stockholders of record on or about May 24, 2022.

OASIS PETROLEUM INC.

1001 Fannin Street, Suite 1500

Houston, Texas 77002

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 28, 2022

Dear Stockholder:

You are cordially invited to attend the special meeting of stockholders (the “Oasis special meeting”) of Oasis Petroleum Inc. (“Oasis”), to be held at 9:00 a.m., Central Time, on June 28, 2022, at the offices of Oasis located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002. The Oasis special meeting is being held for the following purposes:

•

To vote on a proposal to approve the issuance of shares of Oasis common stock, par value $0.01 per share (“Oasis common stock”), to stockholders of Whiting Petroleum Corporation (“Whiting”), in connection with the transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of March 7, 2022 (as amended from time to time, the “merger agreement”), by and among Oasis, Ohm Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Oasis (“Merger Sub”), New Ohm LLC, a Delaware limited liability company and a wholly owned subsidiary of Oasis (“LLC Sub”), and Whiting (the “Oasis stock issuance” and such proposal, the “Oasis stock issuance proposal”); and

•

To vote on a proposal to approve the amendment of the Amended and Restated Certificate of Incorporation of Oasis to increase the number of authorized shares of Oasis common stock from 60,000,000 shares to 120,000,000 shares, in connection with the transactions pursuant to the terms of the merger agreement (the “Oasis charter amendment” and such proposal, the “Oasis charter amendment proposal”).

Oasis will transact no other business at the Oasis special meeting, except such business as may properly be brought before the Oasis special meeting or any adjournments or postponements thereof by or at the direction of the Oasis board of directors (the “Oasis board”) in accordance with Oasis’ Second Amended and Restated Bylaws. This joint proxy statement/prospectus, of which this notice is a part, describes the proposals listed above in more detail. Please refer to the attached documents, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Oasis special meeting. You are encouraged to read the entire document carefully. In particular, please see “The Merger” beginning on page 104 for a description of the transactions contemplated by the merger agreement, including the Oasis stock issuance and the Oasis charter amendment, and “Risk Factors” beginning on page 35 for an explanation of the risks associated with the merger (as defined below) and the other transactions contemplated by the merger agreement, including the Oasis stock issuance and the Oasis charter amendment.

The merger agreement, among other things, provides for (i) the merger of Merger Sub with and into Whiting (the “Company Merger”), with Whiting continuing its existence as the surviving corporation following the Company Merger as a direct, wholly owned subsidiary of Oasis (the “surviving corporation”), and (ii) the subsequent merger of the surviving corporation with and into LLC Sub (the “LLC Sub Merger” and together with the Company Merger, the “merger”), with LLC Sub continuing as the surviving entity as a direct wholly owned subsidiary of Oasis (the “surviving entity”).

Approval of the Oasis stock issuance proposal by the affirmative vote of a majority of the voting power of shares of Oasis stock present in person or represented by proxy and entitled to vote thereon at the Oasis special meeting is required to complete the merger and the other transactions contemplated thereby. Approval of the Oasis charter amendment proposal requires the affirmative vote of the holders of a majority of the voting power of the Oasis stock entitled to vote. You are encouraged to read the entire document carefully.

The Oasis board has fixed the close of business on May 18, 2022 as the record date for the determination of the Oasis stockholders entitled to receive notice of, and to vote at, the Oasis special meeting or any adjournments or postponements thereof. Only Oasis stockholders of record on the record date are entitled to receive notice of, and to vote at, the Oasis special meeting or any adjournments or postponements thereof. For additional information regarding the Oasis special meeting, please see “Oasis Special Meeting” beginning on page 46 of this joint proxy statement/prospectus, of which this notice is a part.

The Oasis board, at a meeting duly called and held, has by unanimous vote (i) determined that the merger agreement and the transactions contemplated thereby, including the Oasis stock issuance and the Oasis charter amendment, are fair to, and in the best interests of, Oasis and the Oasis stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the Oasis stock issuance and the Oasis charter amendment, and (iii) recommended that the Oasis stockholders approve the Oasis stock issuance and the Oasis charter amendment. The Oasis board unanimously recommends that Oasis stockholders vote “FOR” the Oasis stock issuance proposal and “FOR” the Oasis charter amendment proposal.

As an Oasis stockholder, you play an important role in our company by considering and taking action on these matters. We appreciate the time and attention you invest in making thoughtful decisions.

Please vote as promptly as possible, whether or not you plan to attend the Oasis special meeting. If your shares are held in the name of a broker, bank or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank or other nominee. If you hold your shares in your own name, please submit a proxy to vote your shares as promptly as possible by (i) visiting the internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) signing and returning your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy will not prevent you from voting at the Oasis special meeting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Oasis common stock entitled to vote thereon and who is present at the Oasis special meeting may vote at the Oasis special meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked before the voting polls are closed at the Oasis special meeting in the manner described in this joint proxy statement/prospectus, of which this notice is a part.

If you have any questions concerning the Oasis stock issuance proposal, the Oasis charter amendment proposal, the merger, or this joint proxy statement/prospectus, of which this notice is a part, would like additional copies or need help voting your shares of Oasis common stock, please contact Oasis’ proxy solicitors:

Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll Free: (855) 208-8902

Email: info@okapipartners.com

Your vote is very important. The merger between Oasis and Whiting cannot be completed without the approval of the Oasis stock issuance proposal. Approval of the Oasis stock issuance proposal requires the affirmative vote of a majority of the voting power of shares of Oasis stock present in person or represented by proxy and entitled to vote thereon at the Oasis special meeting. Approval of the Oasis charter amendment proposal requires the affirmative vote of the holders of a majority of the voting power of the Oasis stock entitled to vote. For the avoidance of doubt, the approval of the Oasis charter amendment proposal is not a condition to the closing of the merger or otherwise required to effectuate the merger. Accordingly, an Oasis stockholder’s abstention from voting at the Oasis special meeting will have the same effect as a vote “AGAINST” the Oasis stock issuance proposal and the Oasis charter amendment proposal. However, the failure of an Oasis stockholder to submit a proxy or vote at the Oasis special meeting will have no effect on the outcome of the Oasis stock issuance proposal while having the same effect as a vote “AGAINST” the Oasis charter amendment proposal. A broker non-vote will have no effect on the outcome of the Oasis stock issuance proposal. We do not expect broker non-votes in connection with the Oasis charter amendment proposal.

By order of the Board of Directors,

Nickolas J. Lorentzatos
Corporate Secretary
Oasis Petroleum Inc.

WHITING PETROLEUM CORPORATION

1700 Lincoln Street, Suite 4700

Denver, Colorado 80203

NOTICE OF SPECIAL MEETING IN LIEU OF THE 2022 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 28, 2022

Dear Stockholders:

You are cordially invited to attend the special meeting in lieu of the 2022 annual meeting of stockholders (the “Whiting special meeting”) of Whiting Petroleum Corporation, a Delaware corporation (“Whiting”), to be held at 8:00 a.m., Mountain Time, on June 28, 2022, for the following purposes:

•

To vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 7, 2022 (as may be amended from time to time, the “merger agreement”), by and among Whiting, Oasis Petroleum Inc., a Delaware corporation (“Oasis”), Ohm Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Oasis (“Merger Sub”), and New Ohm LLC, a Delaware limited liability company and wholly owned subsidiary of Oasis (“LLC Sub”), providing for a merger of equals through (i) the merger of Merger Sub with and into Whiting (the “Company Merger”), with Whiting continuing its existence as the surviving corporation following the Company Merger as a direct, wholly owned subsidiary of Oasis (the “surviving corporation”), and (ii) the subsequent merger of the surviving corporation with and into LLC Sub (the “LLC Sub Merger” and together with the Company Merger, the “merger”), with LLC Sub continuing its existence as the surviving entity following the LLC Sub Merger as a direct wholly owned subsidiary of Oasis (the “Whiting merger proposal”);

•

To vote on a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Whiting’s named executive officers that is based on or otherwise relates to the merger (the “Whiting merger compensation advisory proposal”);

•

To elect the seven directors named in the accompanying proxy statement/prospectus to the board of directors of Whiting (the “Whiting board”), to hold office until the earlier of (A) the completion of the merger and (B) the 2023 annual meeting of Whiting stockholders and until their respective successors are duly elected and qualified (the “Whiting director election proposal”); and

•

To approve, on a non-binding advisory basis, the compensation of Whiting’s named executive officers (the “Whiting annual compensation advisory proposal” and, together with the Whiting merger compensation advisory proposal, the “Whiting compensation proposals”).

In light of the coronavirus (COVID-19) pandemic and to assist in protecting the health and wellbeing of our stockholders, employees and other participants, the Whiting special meeting will be held in a virtual format online via live webcast only. You will not be able to attend the Whiting special meeting physically. You may participate, vote and examine our stockholder list at the Whiting special meeting by visiting meetnow.global/MWWVLRG and using the control number found on your proxy card or in the instructions that accompanied your proxy materials.

Whiting will transact no other business at the Whiting special meeting, except such business as may properly be brought before the Whiting special meeting or any adjournments or postponements thereof by or at the direction of the Whiting board in accordance with Sections 3 and 5 of Article II of Whiting’s second amended and restated by-laws, which provide that the Chairman of a meeting of stockholders shall have the right and authority to adjourn and reconvene the meeting from time to time in the Chairman’s discretion. No vote of Whiting’s stockholders is required for any adjournment or postponement. If the requisite vote to approve the Whiting merger proposal has not been received at the time of the Whiting special meeting (or such adjourned meeting), Whiting may choose to solicit additional proxies in favor of the Whiting merger proposal. This joint proxy statement/prospectus, of which this notice is a part, describes the Whiting proposals in more detail. Please refer to the attached documents, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Whiting special meeting. You are encouraged to read the entire document carefully before voting. In particular, please see “The Merger” beginning on page 104 for a description of the transactions contemplated by the merger agreement and “Risk Factors” beginning on page 35 for an explanation of the risks associated with the merger and the transactions contemplated by the merger agreement.

Approval of the Whiting merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Whiting common stock, par value $0.001 per share (“Whiting common stock”), entitled to vote on such proposal is required to approve the merger and complete the Company Merger. Each director will be elected by a plurality of the votes cast at the Whiting special meeting (assuming a quorum is present), subject to the Whiting Majority Voting Policy. Approval of the Whiting merger compensation advisory proposal and the Whiting annual compensation advisory proposal, each on a non-binding advisory basis, requires the affirmative vote of a majority of the voting power of shares of Whiting common stock present in person or represented by proxy and entitled to vote thereon (the “Whiting stockholders”). For the avoidance of doubt, the approval of each of the Whiting director election proposal and the Whiting compensation proposals is not a condition to the closing of the merger or otherwise required to effectuate the merger.

The Whiting board has fixed the close of business on May 18, 2022 as the record date for the determination of the Whiting stockholders entitled to receive notice of, and to vote at, the Whiting special meeting or any adjournments or postponements thereof. The Whiting stockholders of record as of the close of business on the record date are the only Whiting stockholders that are entitled to receive notice of, and to vote at, the Whiting special meeting or any adjournments or postponements thereof. For additional information regarding the Whiting special meeting, please see “Whiting Special Meeting” beginning on page 55 of this joint proxy statement/prospectus, of which this notice is a part.

The Whiting board, at a meeting duly called and held, has by unanimous vote (i) declared that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of Whiting and the Whiting stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby and (iii) recommended that the Whiting stockholders approve and adopt the merger agreement and the transactions contemplated thereby. The Whiting board unanimously recommends that the Whiting stockholders (i) vote “FOR” the Whiting merger proposal, (ii) vote “FOR” the Whiting merger compensation advisory proposal, (iii) vote “FOR” the election of each of the Whiting director nominees named in this proxy statement/prospectus, and (iv) vote “FOR” the Whiting annual compensation advisory proposal.

As a Whiting stockholder, you play an important role in our company by considering and taking action on these matters. We appreciate the time and attention you invest in making thoughtful decisions.

Please vote as promptly as possible, whether or not you plan to attend the Whiting special meeting. If your shares are held in the name of a broker, bank, or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank, or other nominee. If you hold your shares in your own name, submit a proxy card to vote your shares as promptly as possible by (i) visiting http://www.envisionreports.com/WLL or (ii) submitting your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy card will not prevent you from voting at the virtual Whiting special meeting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Whiting common stock entitled to vote thereon and who is present at the Whiting special meeting may vote at the virtual Whiting special meeting, thereby revoking any previous proxy card. In addition, a proxy card may also be revoked in writing before the Whiting special meeting in the manner described in this joint proxy statement/prospectus, of which this notice is a part.

If you have any questions concerning the Whiting merger proposal, the Whiting merger compensation advisory proposal, the election of Whiting directors, the Whiting annual compensation advisory proposal or this joint proxy statement/prospectus, of which this notice is a part, would like additional copies, or need help voting your shares of Whiting common stock, please contact:

Whiting Petroleum Corporation

1700 Lincoln Street, Suite 4700

Denver, Colorado 80203

(303) 837-1661

Whiting Petroleum Corporation

c/o Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Stockholders, Banks and Brokers

Call Toll Free: 888-219-8320

E-mail: whitingpetroleum@georgeson.com

Your vote is very important. The merger between Whiting and Oasis cannot be completed without the approval of the Whiting merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Whiting common stock entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the Whiting merger proposal, the Whiting merger compensation advisory proposal and the Whiting annual compensation advisory proposal. Broker non-votes and the failure to submit a proxy or vote at the virtual Whiting special meeting will have the same effect as a vote “AGAINST” the Whiting merger proposal and will have no effect on the Whiting merger compensation advisory proposal or the Whiting annual compensation advisory proposal. Each director will be elected by a plurality of the votes cast at the Whiting special meeting (assuming a quorum is present), subject to the Whiting Majority Voting Policy. Any shares not voted at the Whiting special meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of the directors. Approval of each of the Whiting director election proposal and the Whiting compensation proposals is not a condition to the closing of the merger or otherwise required to effectuate the merger.

By Order of the Board of Directors

WHITING PETROLEUM CORPORATION

Lynn A. Peterson President and Chief Executive Officer

Denver, Colorado May 24, 2022

ADDITIONAL INFORMATION

Both Oasis and Whiting file annual, quarterly, and current reports, proxy statements and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Oasis at www.oasispetroleum.com and from Whiting at www.whiting.com, as applicable. The information contained on, or that may be accessed through, Oasis’ and Whiting’s websites is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

Oasis has filed with the SEC a registration statement on Form S-4 with respect to the shares of Oasis common stock issuable to Whiting stockholders in the merger, of which this joint proxy statement/prospectus forms a part. This joint proxy statement/prospectus constitutes the prospectus of Oasis filed as part of the registration statement. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the SEC’s website mentioned above. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.

This joint proxy statement/prospectus incorporates important business and financial information about Oasis and Whiting from documents that are not attached to this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing or by telephone from the appropriate company or its proxy solicitor (if applicable) at the following addresses and telephone numbers:

For Oasis stockholders:	For Whiting stockholders:
Oasis Petroleum Inc. 1001 Fannin Street, Suite 1500 Houston, TX 77002 (281) 404-9500	Whiting Petroleum Corporation 1700 Lincoln Street, Suite 4700 Denver, CO 80203 (303) 837-1661

Oasis Petroleum Inc.

c/o Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll Free: (855) 208-8902

Email: info@okapipartners.com

Whiting Petroleum Corporation

c/o Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Stockholders, Banks and Brokers

Call Toll Free: 888-219-8320

Email: whitingpetroleum@georgeson.com

If you would like to request any documents, please do so by June 21, 2022, which is five business days prior to the date of the Oasis special meeting and the Whiting special meeting, in order to receive them before the applicable meeting.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, please see “Where You Can Find More Information.”

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Oasis (File No. 333-264550), constitutes a prospectus of Oasis under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Oasis common stock issuable to Whiting stockholders as contemplated by the merger agreement. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Oasis and Whiting under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This joint proxy statement/prospectus also constitutes a notice of meeting with respect to the Oasis special meeting and a notice of meeting with respect to the Whiting special meeting.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated May 24, 2022, and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this joint proxy statement/prospectus is only accurate as of the date of such information. Neither the mailing of this joint proxy statement/prospectus to Oasis stockholders or Whiting stockholders nor the issuance by Oasis of shares of Oasis common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Oasis has been provided by Oasis, and information contained in this joint proxy statement/prospectus regarding Whiting has been provided by Whiting.

All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars. All references in this joint proxy statement/prospectus to:

•	“closing” refer to the closing of the merger;

•	“closing date” refer to the date on which the closing occurs;

•	“Code” refer to the Internal Revenue Code of 1986, as amended;

•

“combined company” refer to Oasis, after giving effect to the merger, which is expected to announce a new name to be listed on the NASDAQ under a new symbol concurrent with the closing of the transaction;

•

“Company Merger” refer to the merger of Merger Sub with and into Whiting, with Whiting continuing its existence as the surviving corporation following the Company Merger as a direct, wholly owned subsidiary of Oasis;

•	“Company Merger Effective Time” refer to the time the Company Merger becomes effective;

•

“Converted PSU Award” refer to each Whiting PSU Award, assumed by Oasis and converted into the right to receive, upon vesting, the merger consideration as of the Company Merger Effective Time with respect to each share of Whiting common stock subject to such Whiting PSU Award;

•

“Converted RSU Award” refer to each Whiting RSU Award, assumed by Oasis and converted into the right to receive, upon vesting, the merger consideration as of the Company Merger Effective Time with respect to each share of Whiting common stock subject to such Whiting RSU Award;

•	“COPAS” means Council of Petroleum Accountants Society;

•	“Crestwood” means Crestwood Equity Partners LP;

•	“Crestwood Units” means the common units representing limited partner interests of Crestwood held by Oasis;

•	“DGCL” refer to Delaware General Corporation Law;

•	“DLLCA” refer to the Delaware Limited Liability Company Act;

•

“Eligible Shares” refer to each share of Whiting common stock, issued and outstanding immediately prior to the Company Merger Effective Time (but excluding any Excluded Shares, any shares of Whiting common stock underlying a Whiting RSU Award or Whiting PSU Award and any shares of Whiting common stock issued and outstanding immediately prior to the Company Merger Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL);

•	“Exchange Act” refer to the Securities Exchange Act of 1934, as amended;

•

“exchange agent” refer to a commercial bank, trust company or transfer agent, designated by Oasis, of the Oasis common stock or another firm that is mutually acceptable to Oasis and Whiting to act as the exchange agent;

•

“exchange ratio” refer to the ratio of 0.5774 shares of Oasis common stock per issued and outstanding share of Whiting common stock that will be issued to holders of Eligible Shares in connection with the Company Merger;

•

“Excluded Shares” refer to all shares of Whiting common stock held by Whiting as treasury shares or by Oasis or Merger Sub immediately prior to the Company Merger Effective Time and, in each case, not held on behalf of third parties;

•	“GAAP” refer to accounting principles generally accepted in the United States of America;

•	“LLC Sub” refer to New Ohm LLC, a Delaware limited liability company and wholly owned subsidiary of Oasis;

•

“LLC Sub Merger” refer to, occurring as soon as practicable following the Company Merger, the merger of Whiting into LLC Sub, with LLC Sub continuing its existence as the surviving entity following the LLC Sub Merger as a direct wholly owned subsidiary of Oasis;

•	“LLC Sub Merger Effective Time” refer to the time the LLC Sub Merger becomes effective;

•	“merger” refer to, collectively, the Company Merger and the LLC Sub Merger;

•

“merger agreement” refer to the Agreement and Plan of Merger, dated as of March 7, 2022, by and among Oasis, Whiting, Merger Sub and LLC Sub, as amended, supplemented or otherwise modified through the date thereof;

•

“merger consideration” refer to the right of each Eligible Share to be converted automatically at the Company Merger Effective Time into the right to receive (i) 0.5774 validly issued, fully paid and nonassessable shares of Oasis common stock (the “share consideration”) and (ii) $6.25 in cash, without interest (the “cash consideration”);

•	“Merger Sub” refer to Ohm Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Oasis;

•	“NASDAQ” refer to NASDAQ Global Select Market;

•	“NGLs” means natural gas liquids;

•	“NYMEX Strip” refer to New York Mercantile Exchange strip;

•	“NYSE” refer to the New York Stock Exchange;

•	“Oasis” refer to Oasis Petroleum Inc., a Delaware corporation;

•

“Oasis benefit plan” refer to an employee benefit plan sponsored, maintained or contributed to (or required to be contributed to) by Oasis or any of its subsidiaries, or under or with respect to which Oasis or any of its subsidiaries has any current or contingent liability or obligation;

•	“Oasis board” refer to the Oasis board of directors;

•	“Oasis bylaws” refer to Oasis’ second amended and restated bylaws, dated December 15, 2020, as the same may have been amended, supplemented or modified from time to time;

•

“Oasis certificate of incorporation” refer to Oasis’ amended and restated certificate of incorporation, dated November 19, 2020, as the same may have been amended, supplemented or modified from time to time;

•

“Oasis charter amendment” refer to the amendment of the Oasis certificate of incorporation to increase the number of authorized shares of Oasis common stock from 60,000,000 shares to 120,000,000 shares, in connection with the transactions pursuant to the terms of the merger agreement;

•	“Oasis charter amendment proposal” refer to the proposal to approve the Oasis charter amendment;

•	“Oasis common stock” refer to the common stock of Oasis, par value $0.01 per share;

•	“Oasis Equity Plan” refer to Oasis’ 2020 Long Term Incentive Plan;

•	“Oasis LSU Awards” refer to any restricted stock units granted under the Oasis Equity Plan subject to performance-based vesting based on absolute total shareholder return;

•	“Oasis PSU Awards” refer to any restricted stock units granted under the Oasis Equity Plan subject to performance-based vesting based on relative total shareholder return;

•	“Oasis RSU Awards” refer to any restricted stock units granted under the Oasis Equity Plan;

•	“Oasis special dividend” refer to the dividend payable by Oasis to the holders of Oasis common stock as of a record date prior to the Company Merger Effective Time, in a per-share amount of $15.00;

•

“Oasis special meeting” refer to the special meeting of the Oasis stockholders in connection with the transactions contemplated by the merger agreement, as may be adjourned or postponed from time to time;

•	“Oasis stock issuance” refer to the issuance of shares of Oasis common stock to the Whiting stockholders in connection with the transactions pursuant to the terms of the merger agreement;

•	“Oasis stock issuance proposal” refer to the proposal to approve the Oasis stock issuance;

•	“Oasis stockholders” refer to holders of Oasis common stock;

•	“Oasis Warrant Agreement” refer to that certain Warrant Agreement by and between Oasis and Computershare Trust Company, N.A., as warrant agent, dated as of November 19, 2020;

•	“Oasis Warrants” refer to those certain warrants issued pursuant to the Oasis Warrant Agreement;

•	“Post-Effective Time Dividends” refer to any dividends or other distributions declared or made with respect to shares of Oasis common stock with a record date after the Company Merger Effective Time;

•	“SEC” refer to the U.S. Securities and Exchange Commission;

•	“special meetings” refer to the Oasis special meeting and the Whiting special meeting collectively;

•	“surviving corporation” refer to Whiting following the Company Merger (as a direct wholly owned subsidiary of Oasis);

•	“surviving entity” refer to LLC Sub following the LLC Sub Merger (as a direct wholly owned subsidiary of Oasis);

•	“Whiting” refer to Whiting Petroleum Corporation, a Delaware corporation;

•	“Whiting annual compensation advisory proposal” refer to the proposal to approve, on a non-binding advisory basis, the compensation of Whiting’s named executive officers;

•

“Whiting benefit plan” refer to any employee benefit plan sponsored, maintained or contributed to (or required to be contributed to) by Whiting or any of its subsidiaries, or under or with respect to which Whiting or any of its subsidiaries has any current or contingent liability or obligation;

•	“Whiting board” refer to the Whiting board of directors;

•	“Whiting by-laws” refer to Whiting’s second amended and restated by-laws, dated September 1, 2020, as the same may have been amended, supplemented or modified from time to time;

•

“Whiting certificate of incorporation” refer to Whiting’s amended and restated certificate of incorporation, dated September 1, 2020, as the same may have been amended, supplemented or modified from time to time;

•	“Whiting common stock” refer to the common stock of Whiting, par value $0.001 per share;

•	“Whiting compensation proposals” refer to, collectively, the Whiting merger compensation advisory proposal and the Whiting annual compensation advisory proposal;

•

“Whiting director election proposal” refers to the proposal to elect the seven directors named in this proxy statement/prospectus to the Whiting board to hold office until the earlier of (A) the completion of the merger and (B) the 2023 annual meeting of Whiting stockholders and until their respective successors are duly elected and qualified;

•	“Whiting equity plan” refer to Whiting’s 2020 Equity Incentive Plan, as may be amended from time to time;

•	“Whiting Majority Voting Policy” refer to the majority voting policy of Whiting, which is available in Appendix C to Whiting’s Corporate Governance Guidelines on Whiting’s website at www.whiting.com;

•

“Whiting merger compensation advisory proposal” refer to a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Whiting’s named executive officers that is based on or otherwise relates to the merger;

•

“Whiting merger proposal” refer to the proposal that Whiting stockholders will be asked to vote on to approve and adopt the merger agreement and the transactions contemplated therein, including the merger;

•	“Whiting PSU Award” refer to each outstanding award of performance stock units issued pursuant to the Whiting equity plan that is outstanding immediately prior to the Company Merger Effective Time;

•

“Whiting RSU Award” refer to each outstanding award of restricted stock units subject to time-based vesting issued pursuant to the Whiting equity plan that is outstanding immediately prior to the Company Merger Effective Time;

•

“Whiting Series A Warrant Agreement” refer to that certain Warrant Agreement by and between Whiting and Computershare Trust Company, N.A., as warrant agent, dated as of September 1, 2020 relating to the Series A Warrants to purchase Whiting common stock;

•	“Whiting Series A Warrants” refer to those certain warrants issued pursuant to the Whiting Series A Warrant Agreement;

•

“Whiting Series B Warrant Agreement” refer to that certain Warrant Agreement by and between Whiting and Computershare Trust Company, N.A., as warrant agent, dated as of September 1, 2020 relating to the Series B Warrants to purchase Whiting common stock;

•	“Whiting Series B Warrants” refer to those certain warrants issued pursuant to the Whiting Series B Warrant Agreement;

•

“Whiting special meeting” refer to the special meeting in lieu of the 2022 annual meeting of the Whiting stockholders in connection with the transactions contemplated by the merger agreement, as may be adjourned or postponed from time to time;

•	“Whiting stockholders” refer to holders of Whiting common stock;

•	“Whiting Warrant Agreements” refer to, collectively, the Whiting Series A Warrant Agreement and the Whiting Series B Warrant Agreement; and

•	“Whiting Warrants” refer, collectively, to the Whiting Series A Warrants and the Whiting Series B Warrants.

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QUESTIONS AND ANSWERS

The following are some questions that you may have regarding the merger, the issuance of shares of Oasis common stock in connection with the merger and other matters being considered at the Oasis special meeting and Whiting special meeting and the answers to those questions. Oasis and Whiting urge you to carefully read the entirety of this joint proxy statement/prospectus, including the annexes hereto and the information incorporated herein, because the information in this section does not provide all the information that might be important to you with respect to the merger, the issuance of shares of Oasis common stock in connection with the merger and the other matters being considered at the Oasis special meeting and the Whiting special meeting.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because Oasis and Whiting have agreed to a merger of equals business combination and entered into the merger agreement, pursuant to which, on the terms and subject to the conditions included in the merger agreement, (i) Merger Sub, a wholly owned subsidiary of Oasis, will merge with and into Whiting, with Whiting surviving such merger as a direct wholly owned subsidiary of Oasis, and (ii) subsequently, Whiting will merge with and into LLC Sub, with LLC Sub surviving the LLC Sub merger as a direct wholly owned subsidiary of Oasis. The merger agreement, which governs the terms of the transactions, is attached to this joint proxy statement/prospectus as Annex A.

Completion of the merger requires, among other things, the separate approvals of both the Oasis stockholders and the Whiting stockholders. To obtain the required stockholder approvals, Oasis and Whiting will each hold special meetings of their respective stockholders in connection with the merger.

At the Oasis special meeting, the Oasis stockholders will be asked to vote to approve the Oasis stock issuance proposal and the Oasis charter amendment proposal. Approval of the Oasis stock issuance proposal requires the affirmative vote of a majority of the voting power of shares of Oasis stock present in person or represented by proxy and entitled to vote thereon at the Oasis special meeting. Approval of the Oasis charter amendment proposal requires the affirmative vote of a majority of the voting power of Oasis stock entitled to vote.

At the Whiting special meeting, Whiting stockholders will be asked to vote on the Whiting merger proposal, the Whiting merger compensation advisory proposal, the Whiting director election proposal and the Whiting annual compensation advisory proposal. Approval of the Whiting merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Whiting common stock entitled to vote on such proposal. Each director will be elected by a plurality of the votes cast at the Whiting special meeting (assuming a quorum is present), subject to the Whiting Majority Voting Policy. Approval of the Whiting merger compensation advisory proposal and the Whiting annual compensation advisory proposal, each on a non-binding advisory basis, requires the affirmative vote of a majority of the voting power of shares of Whiting common stock present in person or represented by proxy and entitled to vote thereon, provided there is a quorum present. For the avoidance of doubt, the approval of each of the Whiting director election proposal and the Whiting compensation proposals is not a condition to the closing of the merger or otherwise required to effectuate the merger.

The merger cannot be completed without the approval of the Oasis stock issuance proposal and the Whiting merger proposal. The approval of the Oasis charter amendment proposal, the Whiting merger compensation advisory proposal, the Whiting director election proposal and the Whiting annual compensation advisory proposal is not a condition to the closing of the merger or otherwise required to effectuate the merger.

This joint proxy statement/prospectus, which you should read carefully, contains important information about the merger, the Oasis stock issuance, the Oasis charter amendment, the Whiting merger compensation advisory proposal, the Whiting director election proposal, the Whiting annual compensation advisory proposal and other matters being considered at the Oasis special meeting and the Whiting special meeting.

Q:	When and where is the Oasis special meeting?

A:	The Oasis special meeting will be held on June 28, 2022 at 9:00 a.m., Central Time, at the offices of Oasis located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

Q:	When and where is the Whiting special meeting?

A:

The Whiting special meeting will be held on June 28, 2022, at 8:00 a.m., Mountain Time. The Whiting special meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting meetnow.global/MWWVLRG. You will not be able to attend the Whiting special meeting physically. You may participate, vote and examine Whiting’s stockholder list at the Whiting special meeting by visiting meetnow.global/MWWVLRG and using the control number found on your proxy card or in the instructions that accompanied your proxy materials.

Q:	What will Whiting stockholders receive for their shares of Whiting common stock in the merger?

A:

At the Company Merger Effective Time, subject to certain exceptions, each share of Whiting common stock issued and outstanding immediately prior to the Company Merger Effective Time will be converted automatically into the right to receive 0.5774 shares of Oasis common stock and $6.25 in cash, without interest.

For additional information regarding the consideration to be received in the merger, please see “The Merger — Effects of the Merger.”

Q:	If I am a Whiting stockholder, how will I receive the merger consideration to which I am entitled?

A:

If you are a holder of certificates that represent the Eligible Shares (which are referred to herein as “Whiting common stock certificates”), a notice advising you of the effectiveness of the Company Merger and a letter of transmittal and instructions for the surrender of your Whiting common stock certificates will be mailed to you as soon as practicable after the Company Merger Effective Time. After receiving proper documentation from you, the exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of Oasis common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (ii) a check in the amount equal to the applicable aggregate cash consideration, the cash payable in lieu of any fractional shares of Oasis common stock and dividends and other distributions on the shares of Oasis common stock issuable to you as merger consideration.

If you are a holder of book-entry shares representing the Eligible Shares (which are referred to herein as “Whiting book-entry shares”) which are held through The Depository Trust Company (“DTC”), the exchange agent will transmit to the DTC or its nominees as soon as reasonably practicable on or after the closing date, the merger consideration, cash in lieu of any fractional shares of Oasis common stock and any dividends and other distributions on the shares of Oasis common stock issuable as merger consideration, in each case, that the DTC has the right to receive.

If you are a holder of record of Whiting book-entry shares which are not held through the DTC, the exchange agent will deliver to you, as soon as practicable after the Company Merger Effective Time, (i) a notice advising you of the effectiveness of the Company Merger, (ii) a statement reflecting the aggregate whole number of shares of Oasis common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (iii) a check in the amount equal to the applicable aggregate cash consideration, the cash payable in lieu of any fractional shares of Oasis common stock and dividends and other distributions on the shares of Oasis common stock issuable to you as merger consideration.

No interest will be paid or accrued on any amount payable for shares of Whiting common stock eligible to receive the merger consideration pursuant to the merger agreement.

For additional information on the exchange of Whiting common stock for the merger consideration, see the section entitled “The Merger Agreement — Exchange and Payment Procedures.”

Q:	How will the outstanding Whiting Warrants be treated in the merger?

A:

All of the outstanding Whiting Warrants will be assumed by Oasis effective as of the Company Merger Effective Time on terms and conditions as nearly equivalent as may be practicable to provisions set forth in the applicable Whiting Warrant Agreement, except that (i) the number of shares of Oasis common stock subject to such assumed warrant will be equal to the product of (x) the number of shares of Whiting common stock that were subject to such warrant immediately prior to the Company Merger Effective Time, multiplied by (y) the exchange ratio, and (ii) the per-share exercise price of such assumed warrant will be equal to the quotient of (1) the exercise price per share of Whiting common stock at which such warrant was exercisable immediately prior to the Company Merger Effective Time less the cash consideration, divided by (2) the exchange ratio.

For additional information on the treatment of Whiting Warrants, please see “The Merger — Treatment of Whiting Warrants in the Merger.”

Q:	What will holders of Whiting equity awards receive in the merger?

A:

The merger agreement provides that each outstanding Whiting RSU Award will be assumed by Oasis and converted into the right to receive, upon vesting, the merger consideration with respect to each share of Whiting common stock subject to such Whiting RSU Award.

Effective as of the Company Merger Effective Time, each Converted RSU Award shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Whiting RSU Award immediately prior to the Company Merger Effective Time; provided that (i) one-third of each Whiting RSU Award granted in September 2020 to an executive officer of Whiting will vest immediately prior to the Company Merger Effective Time and, by virtue of the occurrence of the closing, each share of Whiting common stock issuable in respect of such vested portion will be canceled in exchange for the right to receive the merger consideration at the Company Merger Effective Time and (2) any remaining unvested portion of such award will be assumed by Oasis and converted; provided, further, that each Whiting RSU Award held by a member of the Whiting board will vest in full immediately prior to the Company Merger Effective Time and, by virtue of the closing, such award will be canceled in exchange for the right to receive, at the Company Merger Effective Time, the merger consideration with respect to each share of Whiting common stock subject to such award.

The merger agreement provides that each outstanding Whiting PSU Award will be assumed by Oasis and converted into the right to receive, upon vesting, the merger consideration with respect to each share of Whiting common stock subject to such Whiting PSU Award, with such number determined based on the greater of (1) the target number of performance stock units subject to such award and (2) actual achievement of the performance criteria applicable to such award measured based on a truncated performance period that ends immediately prior to the Company Merger Effective Time.

Effective as of the Company Merger Effective Time, each Converted PSU Award will continue to be governed by the same terms and conditions that were applicable to the corresponding Whiting PSU Award immediately prior to the Company Merger Effective Time (other than any performance-based vesting condition but including any continued service requirements).

For additional information on the treatment of Whiting equity awards, please see “The Merger — Treatment of Whiting Equity Awards in the Merger.”

Q:	How will Oasis stockholders be affected by the merger?

A:

Upon completion of the merger, each Oasis stockholder will hold the same number of shares of Oasis common stock that such stockholder held immediately prior to completion of the merger. As a result of the merger, Oasis stockholders would own shares in a larger company with more assets. However, because Oasis will be issuing additional shares of Oasis common stock to Whiting stockholders in exchange for their shares of Whiting common stock in connection with the merger, each outstanding share of Oasis common stock issued and outstanding immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of Oasis common stock issued and outstanding after the merger.

Pursuant to the terms of the merger agreement, prior to the Company Merger Effective Time and subject to applicable law, Oasis will declare and set record and payment dates for a special dividend to holders of Oasis common stock of $15.00 per share, the payment of which is contingent upon the consummation of the Company Merger. The Oasis special dividend will be in addition to dividends that are consistent with Oasis’ previously announced dividend policy.

Q:	What are the material U.S. federal income tax consequences of the merger and the Oasis special dividend to Oasis stockholders?

A:

Since Oasis stockholders will continue to own their existing Oasis common stock following the merger, the merger generally will not result in U.S. federal income tax consequences to Oasis stockholders.

For U.S. federal income tax purposes, the Oasis special dividend will constitute a dividend if, as we expect, Oasis has sufficient current or accumulated earnings and profits as of the close of the taxable year in which the Oasis special dividend is paid. The remainder of this discussion assumes that the entire amount of the Oasis special dividend will constitute a dividend for U.S. federal income tax purposes.

For non-corporate Oasis stockholders that are United States persons for U.S. federal income tax purposes and satisfy certain holding period and other requirements, the Oasis special dividend generally will be treated as “qualified dividend income” and subject to tax at preferential long-term capital gain tax rates.

For certain corporate Oasis stockholders that are United States persons and eligible to claim a dividends-received deduction, the Oasis special dividend may be treated as an “extraordinary dividend,” in which case the amount of the related dividends-received deduction generally would reduce any such stockholder’s tax basis (but not below zero) in its Oasis common stock (which generally would increase the amount of gain or decrease the amount of loss recognized by such stockholder in connection with the later disposition of its Oasis common stock) and thereafter be treated as gain from the sale or exchange of such Oasis common stock at the time of the Oasis special dividend. In general, an “extraordinary dividend” is a dividend (i) that is announced before the stockholder has held the Oasis common stock for more than two years and (ii) that, together with certain other dividends from Oasis, equals or exceeds 10% of the stockholder’s adjusted basis in such shares (or, at the stockholder’s option, 10% of the fair market value of such shares as of the day before the ex-dividend date). The rules regarding extraordinary dividends are complex, and each corporate Oasis stockholder is urged to consult with its own tax advisors to determine whether the Oasis special dividend is treated as an extraordinary dividend to it.

For Oasis stockholders that are not United States persons for U.S. federal income tax purposes (“Oasis non-U.S. holders”), the Oasis special dividend generally will be subject to U.S. federal withholding tax at a 30% rate (or a lower rate specified by an applicable income tax treaty). If an Oasis non-U.S. holder properly establishes that the Oasis special dividend is effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by it in the United States), such Oasis special dividend will not be subject to withholding tax but will instead be subject to U.S. federal income tax on a net income basis at the rates and in substantially the same manner generally applicable to United States persons. Oasis non-U.S. holders must have provided the applicable withholding agent with the appropriate Internal Revenue Service form (e.g., Form W-8BEN, W-8BEN-E or W-8ECI) to establish a reduced rate of withholding or that no withholding applies. An Oasis non-U.S. holder treated as a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower rate specified by an applicable income tax treaty) with respect to its effectively connected earnings and profits attributable to the Oasis special dividend.

The above summary is not a complete discussion of all U.S. federal income tax considerations that may be relevant to Oasis stockholders. Oasis stockholders are urged to consult with their own tax advisors regarding the tax considerations with respect to receiving the Oasis special dividend that may be relevant in their particular circumstances.

Q:	Who would own Oasis immediately following the merger?

A:

Following the closing of the merger, based on the number of shares of Oasis common stock outstanding as of the date of the merger agreement, Oasis’ existing stockholders would own approximately 47% of the issued and outstanding shares of the combined company and Whiting’s existing stockholders would own approximately 53% of the issued and outstanding shares of the combined company, in each case on a fully diluted basis. The exact equity stake of Whiting stockholders in Oasis immediately following the Company Merger Effective Time will depend on the number of shares of Oasis common stock and shares of Whiting common stock issued and outstanding immediately prior to the Company Merger Effective Time.

Q:	How will the outstanding Oasis Warrants be treated in the merger?

A:

All of the outstanding Oasis Warrants will remain outstanding. Upon payment of the Oasis special dividend, the exercise price of Oasis Warrants will be adjusted in accordance with the terms of the Oasis Warrant Agreement.

Q:	What will holders of Oasis equity awards receive in the merger?

A:

Each outstanding restricted stock award granted pursuant to the Oasis Equity Plan will become fully vested upon a “change in control.” The merger will constitute a “change in control” for purposes of the outstanding restricted stock awards.

Each outstanding Oasis RSU Award will remain outstanding following the merger subject to the same terms and conditions.

Pursuant to the terms of the Oasis Equity Plan and the applicable award agreements thereunder, if a “change in control” occurs prior to the end of a performance period for each outstanding Oasis LSU Award and Oasis PSU Award, then performance will be measured based on the change in control price as of the date of the change in control to determine the number of Oasis PSU Awards or Oasis LSU Awards earned. Such earned Oasis PSU Awards or Oasis LSU Awards will convert into time-based awards as of the date of the change in control and will remain outstanding and eligible to vest at the end of the applicable performance period. The merger will constitute a “change in control” for purposes of the Oasis LSU Awards and the Oasis PSU Awards.

For additional information on the treatment of Oasis equity awards, please see “The Merger — Treatment of Oasis Equity-Based Awards in the Merger.”

Q:	What will be the composition of the board of directors and management of Oasis following the completion of the merger?

A:

Upon completion of the merger, Daniel E. Brown, Chief Executive Officer of Oasis and a member of the Oasis board will serve as Chief Executive Officer and as a member of the board of the combined company. Lynn A. Peterson, President and Chief Executive Officer of Whiting and a member of the Whiting board, will serve as Executive Chair of the board of directors of the combined company pursuant to an employment letter agreement between Oasis and Mr. Peterson (the “Peterson Letter Agreement”), until December 31, 2023 or an earlier date as mutually agreed by Mr. Peterson and the board of directors of the combined company. The Peterson Letter Agreement also provides for Mr. Peterson’s annual base salary of $500,000, an annual bonus for the calendar year 2022 and, subject to Mr. Peterson’s continued employment, a restricted stock unit award in January 2023 pursuant to Oasis’ equity compensation plan with a grant date fair market value of $3,000,000, which will fully vest on December 31, 2023. Other senior leadership positions of the combined company will be filled by certain current executives of Oasis and Whiting.

Additionally, the merger agreement provides that, as of the Company Merger Effective Time, the new Oasis board will consist of ten members, (i) five of whom will be designated by Oasis, which designees shall consist of Daniel E. Brown, Douglas E. Brooks, Samantha Holroyd, Cynthia L. Walker and Marguerite N. Woung-Chapman, and (ii) five of whom will be designated by Whiting, which designees shall consist of Lynn A. Peterson as Executive Chair, Susan M. Cunningham, Paul J. Korus, Kevin S. McCarthy and Anne Taylor.

Q:	How important is my vote?

A:

Your vote “FOR” or to “ACCEPT,” as applicable, each proposal presented at the Oasis special meeting and Whiting special meeting is very important and you are encouraged to submit a proxy as soon as possible. The merger cannot be completed without the approval of the Oasis stock issuance proposal and the Whiting merger proposal. The approval of the Oasis charter amendment proposal, the Whiting merger compensation advisory proposal, the Whiting director election proposal and the Whiting annual compensation advisory proposal is not a condition to the closing of the merger or otherwise required to effectuate the merger.

Oasis. Approval of the Oasis stock issuance proposal requires the affirmative vote of a majority of the voting power of shares of Oasis stock present in person or represented by proxy and entitled to vote thereon at the Oasis special meeting. Approval of the Oasis charter amendment proposal requires the affirmative vote of the holders of a majority of the voting power of the Oasis stock entitled to vote. Accordingly, an Oasis stockholder’s abstention from voting at the Oasis special meeting will have the same effect as a vote “AGAINST” the Oasis stock issuance proposal and the Oasis charter amendment proposal. However, the failure of an Oasis stockholder to submit a proxy or vote at the Oasis special meeting will have no effect on the outcome of the Oasis stock issuance proposal while having the same effect as a vote “AGAINST” the Oasis charter amendment proposal. A broker non-vote will have no effect on the outcome of the Oasis stock issuance proposal. We do not expect broker non-votes in connection with the Oasis charter amendment proposal.

Whiting. Approval of the Whiting merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Whiting common stock entitled to vote on the Whiting merger proposal. Accordingly, a Whiting stockholder’s abstention from voting, a broker non-vote, the failure of a Whiting stockholder to vote or the failure of a Whiting stockholder to submit a proxy will have the same effect as a vote “AGAINST” the Whiting merger proposal. Approval of the Whiting merger compensation advisory proposal on a non-binding advisory basis requires the affirmative vote of a majority of the voting power of shares of Whiting common stock present in person or represented by proxy and entitled to vote thereon, provided that a quorum is present. Accordingly, a Whiting stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the Whiting merger compensation advisory proposal, while a broker non-vote or the failure of a Whiting stockholder to vote will have no effect on the outcome of the Whiting merger compensation advisory proposal. Election of each of the seven directors named in the Whiting director election proposal requires a plurality of the votes cast at the Whiting special meeting, provided that a quorum is present, subject to the Whiting Majority Voting Policy. Accordingly, assuming there is a quorum present, a Whiting stockholder’s abstention from voting, a broker non-vote or the failure of a Whiting stockholder to vote will have no effect on the outcome of the Whiting director election proposal. Approval of the Whiting annual compensation advisory proposal on a non-binding advisory basis requires the affirmative vote of a majority of the voting power of shares of Whiting common stock present in person or represented by proxy and entitled to vote thereon, provided that a quorum is present. Accordingly, a Whiting stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the Whiting annual compensation advisory proposal, while a broker non-vote or the failure of a Whiting stockholder to vote will have no effect on the outcome of the Whiting annual compensation advisory proposal. For the avoidance of doubt, the approval of each of the Whiting director election proposal and the Whiting compensation proposals is not a condition to the closing of the merger or otherwise required to effectuate the merger.

Q:	How do the Oasis board and the Whiting board recommend that I vote?

A:

The Oasis board unanimously recommends that Oasis stockholders vote (i) “FOR” the Oasis stock issuance proposal and (ii) vote “FOR” the Oasis charter amendment proposal. For additional information regarding how the Oasis board recommends Oasis stockholders vote, see the section entitled “The Merger — Recommendation of the Oasis Board and Reasons for the Merger.”

The Whiting board unanimously recommends that Whiting stockholders vote (i) “FOR” the Whiting merger proposal, (ii) “FOR” the Whiting merger compensation advisory proposal, (iii) “FOR” the election of each of the Whiting director nominees named in this proxy statement/prospectus, and (iv) “FOR” the Whiting annual compensation advisory proposal. For additional information regarding how the Whiting board recommends that Whiting stockholders vote, see the section entitled “The Merger — Recommendation of the Whiting Board and Reasons for the Merger.”

Q:	Will the shares of Oasis common stock received at the time of completion of the Company Merger be traded on an exchange?

A:

Yes. It is a condition to the consummation of the merger that the shares of Oasis common stock issuable pursuant to the merger be authorized for listing on the NASDAQ, upon official notice of issuance. Whiting common stock currently trades on the NYSE under the stock symbol “WLL.” When the merger is completed, the Whiting common stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Upon consummation of the merger, Oasis is expected to change its name and be listed on the NASDAQ under a new symbol.

Q:	What are the material U.S. federal income tax consequences of the merger to Whiting stockholders?

A:

Assuming that the merger is completed as currently contemplated, Oasis and Whiting intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Oasis to complete the merger is conditioned upon the receipt of an opinion from Vinson & Elkins L.L.P. (“Vinson & Elkins”), counsel to Oasis (or other legal counsel selected by Oasis and reasonably satisfactory to Whiting), in form and substance reasonably satisfactory to Oasis, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Whiting to complete the merger is conditioned upon the receipt of an opinion from Kirkland & Ellis LLP (“K&E”), counsel to Whiting (or other legal counsel selected by Whiting and reasonably satisfactory to Oasis), in form and substance reasonably satisfactory to Whiting, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” for a more detailed discussion of the U.S. federal income tax consequences of the merger to U.S. holders (as defined in such section).

Q:	When do Oasis and Whiting expect to complete the merger?

A:

Oasis and Whiting currently expect to complete the merger in the second half of fiscal year 2022. However, neither Oasis nor Whiting can predict the actual date on which the merger will be completed, nor can the parties ensure that the merger will be completed, because completion is subject to conditions beyond the control of either company. Please see “The Merger — Regulatory Approvals” and “The Merger Agreement — Conditions to Completion of the Merger.”

Q:	What happens if the requisite stockholder approvals are not obtained or the merger is not completed?

A:

If the Whiting merger proposal is not approved by the Whiting stockholders, the Oasis stock issuance proposal is not approved by Oasis stockholders or the merger is not completed for any other reason, Whiting stockholders will not receive any payment for shares of Whiting common stock they own. Instead, Whiting will remain an independent public company, Whiting common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act and Whiting will continue to file periodic reports with the SEC.

Under specified circumstances, Whiting or Oasis may be required to pay a termination fee upon or subsequent to termination of the merger agreement, as described in “The Merger Agreement — Expenses and Termination Fees Relating to the Termination of the Merger Agreement.”

Q:	Who can vote at, and what are the record dates of, each of the Oasis special meeting and the Whiting special meeting?

A:

All Oasis stockholders who hold shares of Oasis common stock of record at the close of business on May 18, 2022, the record date for the Oasis special meeting (the “Oasis record date”), are entitled to receive notice of, and to vote at, the Oasis special meeting.

All Whiting stockholders who hold shares of Whiting common stock of record at the close of business on May 18, 2022, the record date for the Whiting special meeting (the “Whiting record date”), are entitled to receive notice of, and to vote at, the Whiting special meeting.

Q:	How many votes may I cast?

A:

Each outstanding share of Oasis common stock entitles its holder of record to one vote on each matter to be considered at the Oasis special meeting. The Oasis stockholders of record on the Oasis record date are the only Oasis stockholders that are entitled to receive notice of, and to vote at, the Oasis special meeting and any adjournments or postponements thereof.

Each outstanding share of Whiting common stock entitles its holder of record to one vote on each matter to be considered at the Whiting special meeting. The Whiting stockholders of record on the Whiting record date are the only Whiting stockholders that are entitled to receive notice of, and to vote at, the Whiting special meeting or any adjournments or postponements thereof.

Q:	What constitutes a quorum at each of the Oasis special meeting and the Whiting special meeting?

A:	In order for business to be conducted at the Oasis and Whiting special meetings, a quorum must be present.

A quorum at the Oasis special meeting constitutes the holders of a majority of the voting power of the Oasis stock entitled to vote at the meeting, present in person or represented by proxy at the Oasis special meeting. If you submit a properly executed proxy card, even if you do not vote for the proposal or vote to “abstain” in respect of the proposal, your shares of Oasis common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Oasis special meeting. Both abstentions and broker non-votes are counted in determining that a quorum is present for the meeting.

A quorum at the Whiting special meeting requires the presence of the holders of a majority of the voting power of all shares of Whiting common stock issued and outstanding and entitled to vote, in person or represented by proxy at the Whiting special meeting. If you submit a properly executed proxy card, even if you do not vote for the proposals or vote to “abstain” in respect of the proposals, your shares of Whiting common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Whiting special meeting. Abstentions will be, and broker non-votes will not be, counted as present and entitled to vote for purposes of determining a quorum at the Whiting special meeting.

Q:	What do I need to do now?

A:

After you have carefully read and considered the information contained in or incorporated by reference into this joint proxy statement/prospectus, please submit your proxy in accordance with the instructions set forth on the applicable enclosed proxy card, or complete, sign, date, and return the applicable enclosed proxy card in the self-addressed, stamped envelope provided as soon as possible so that your shares will be represented and voted at the Oasis special meeting or the Whiting special meeting, as applicable.

For additional information on voting procedures, please see “Oasis Special Meeting” and “Whiting Special Meeting.”

Q:	How will my proxy be voted?

A:

If you submit your proxy via the internet, by telephone, or by completing, signing, dating, and returning the applicable enclosed proxy card, your proxy will be voted in accordance with your instructions.

For additional information on voting procedures, please see “Oasis Special Meeting” and “Whiting Special Meeting.”

Q:	Who will count the votes?

A:	The votes at the Oasis special meeting will be tabulated and certified by the inspector of elections appointed by the Oasis board.

The votes at the Whiting special meeting will be tabulated and certified by the inspector of elections appointed by the Whiting board.

Q:	May I vote at the special meeting?

A:

Yes. If you are an Oasis stockholder of record on the Oasis record date, or a Whiting stockholder of record on the Whiting record date, you may attend the Oasis special meeting or Whiting special meeting, respectively, and vote your shares electronically, in lieu of submitting your proxy by internet, by telephone, or by completing, signing, dating, and returning the applicable enclosed proxy card. Please note that attendance alone at the Oasis special meeting or the Whiting special meeting, as applicable, will not cause the voting of your shares; you must affirmatively vote the proxy card or meeting ballot provided.

If you are a beneficial owner of shares of Oasis common stock or Whiting common stock, you are also invited to attend the Oasis special meeting or the Whiting special meeting, respectively. However, because you are not the Oasis stockholder of record or Whiting stockholder of record, you may not vote your shares in person at the Oasis special meeting or the Whiting special meeting, respectively, unless you request and obtain a “legal proxy” issued in your own name from your bank, broker or other nominee.

If you appoint a non-management proxy holder, please make sure he or she is aware and ensure he or she will attend and submit a vote on your behalf at the applicable special meeting, with the proper authority from you, for your vote to count.

Q:	How do I attend my special meeting?

A:	Oasis stockholders will only be able to attend the Oasis special meeting in person at the Oasis offices at 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

Whiting stockholders will only be able to attend the Whiting special meeting virtually via live audio webcast, which can be accessed by visiting meetnow.global/MWWVLRG. A Whiting stockholder may participate, vote and examine Whiting’s stockholder list at the Whiting special meeting by visiting meetnow.global/MWWVLRG and using the control number found on such stockholder’s proxy card or in the instructions that accompanied your proxy materials.

For additional information on attending the Oasis special meeting and the Whiting special meeting, please see “Oasis Special Meeting” and “Whiting Special Meeting.”

Q:	What should I do if I receive more than one set of voting materials for the Oasis special meeting or the Whiting special meeting?

A:

You may receive more than one set of voting materials for the Oasis special meeting, the Whiting special meeting, or both, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Oasis common stock or your shares of Whiting common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form. If you fail to submit each separate proxy or voting instruction form that you receive, not all of your shares will be voted.

Q:	What is the difference between holding shares of record and holding shares as a beneficial owner of shares of Oasis common stock or Whiting common stock?

A:

If your shares of Oasis common stock are registered directly in your name with Oasis’ transfer agent, Computershare Trust Company, N.A., or your shares of Whiting common stock are registered directly in your name with Whiting’s transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this joint proxy statement/prospectus and your proxy card have been sent directly to you by Oasis or Whiting, as applicable.

If your shares of Oasis common stock or Whiting common stock are held through a bank, broker or other nominee, you are considered, with respect to those shares, the beneficial owner, and those shares are held in “street name” by your bank, broker or other nominee. In that case, this joint proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the Oasis special meeting or the Whiting special meeting, as applicable. However, because you are not the stockholder of record, you may not vote your shares of Oasis common stock or Whiting common stock, as applicable, at the applicable special meeting unless you request and obtain a “legal proxy” issued in your own name from your bank, broker or other nominee.

Q:	If my shares of Oasis common stock or Whiting common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:

No. If your shares of Oasis common stock or Whiting common stock are held in the name of a bank, broker or other nominee, you will receive separate instructions from your bank, broker or other nominee describing how to vote your shares. The availability of internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting procedures provided by your bank, broker or other nominee on your voting instruction form.

You should instruct your bank, broker or other nominee how to vote your shares of Oasis common stock or Whiting common stock, as applicable. Under the rules applicable to broker-dealers, your bank, broker or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the Oasis special meeting or the Whiting special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares.

Oasis Proposals

Under the current applicable rules, brokers, banks or other nominees do not have discretionary authority to vote on the Oasis stock issuance proposal. Therefore, if you fail to provide your broker, bank or other nominee with instructions on how to vote your shares with respect to the Oasis stock issuance proposal, your shares will be counted as broker non-votes. If there are any broker non-votes, they will have no effect on the Oasis stock issuance proposal. Because the Oasis charter amendment proposal is considered a routine proposal, brokers, banks, and other nominees have discretionary authority to vote on the Oasis charter amendment proposal. Accordingly, we do not expect broker non-votes in connection with the Oasis charter amendment proposal.

Whiting Proposals

Whiting does not expect any broker non-votes at the Whiting special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas each of the proposals to be presented at the Whiting special meeting are considered non-routine. As a result, no broker will be permitted to vote your shares of Whiting common stock at the Whiting special meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have (i) no effect on the Whiting merger compensation advisory proposal, the Whiting director election proposal or the Whiting annual compensation advisory proposal, and (ii) the same effect as a vote “AGAINST” the Whiting merger proposal.

For additional information on voting procedures, please see “Oasis Special Meeting” and “Whiting Special Meeting.”

Q:	What do I do if I am an Oasis stockholder and I want to revoke my proxy?

A:	Oasis stockholders may revoke a proxy before the voting polls are closed at the Oasis special meeting, by the following methods:

•	voting at a later time by Internet or telephone until 11:59 p.m. (Eastern Time) on June 27, 2022;

•	voting in person at the Oasis special meeting;

•	delivering to the Oasis Corporate Secretary a proxy with a later date or a written revocation of the most recent proxy; or

•	giving notice to the inspector of elections at the Oasis special meeting.

Oasis stockholders that hold their shares in street name (for example, shares held in the name of a bank, broker or other holder of record) and vote by proxy may later revoke such proxy by informing the holder of record in accordance with that entity’s procedures.

For additional information, please see “Oasis Special Meeting.”

Q:	What do I do if I am a Whiting stockholder and I want to revoke my proxy?

A:	Whiting stockholders may revoke a proxy before it is exercised by:

•	giving written notice to the Whiting Corporate Secretary;

•	delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the Internet, in a timely manner; or

•	attending and voting in person at the Whiting special meeting.

Beneficial owners of shares of Whiting common stock may submit new voting instructions by contacting their broker, bank or other holder of record.

For additional information, please see “Whiting Special Meeting.”

Q:	Are there any risks that I should consider as an Oasis stockholder or Whiting stockholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risks set forth in “Risk Factors.” You also should read and carefully consider the risk factors of Oasis and Whiting contained in the documents that are attached to and incorporated by reference into this joint proxy statement/prospectus.

Q:	What happens if I sell or otherwise transfer my shares of Oasis common stock before the Oasis special meeting?

A:

The Oasis record date is prior to the date of the Oasis special meeting. If you sell or otherwise transfer your shares of Oasis common stock after the Oasis record date but before the Oasis special meeting, unless special arrangements are made between you and the person to whom you transfer your shares of Oasis common stock (such as provision of a proxy), you will retain your right to vote such shares at the Oasis special meeting but will otherwise transfer ownership of and the economic interest in your shares of Oasis common stock.

Q:	What happens if I sell or otherwise transfer my shares of Whiting common stock before the Whiting special meeting?

A:

The Whiting record date is prior to the date of the Whiting special meeting. If you sell or otherwise transfer your shares of Whiting common stock after the Whiting record date but before the Whiting special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of Whiting common stock, you will retain your right to vote such shares at the Whiting special meeting but will otherwise transfer ownership of and the economic interest in your shares of Whiting common stock.

Q:	What happens if I sell or otherwise transfer my shares of Whiting common stock before the completion of the merger?

A:

Only Whiting stockholders as of immediately prior to the Company Merger Effective Time will become entitled to receive the merger consideration. If you sell your shares of Whiting common stock prior to the Company Merger, you will not become entitled to receive the merger consideration by virtue of the merger.

Q:	Do any of the officers or directors of Whiting have interests in the merger that may differ from or be in addition to my interests as a Whiting stockholder?

A:

In considering the recommendation of the Whiting board that Whiting stockholders vote to approve the Whiting merger proposal and the Whiting merger compensation advisory proposal, Whiting stockholders should be aware that, aside from their interests as Whiting stockholders, Whiting’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Whiting stockholders generally. These interests are described in more detail in the section entitled “The Merger — Interests of Certain Whiting Directors and Executive Officers in the Merger.” The Whiting board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the merger and in recommending the approval of the Whiting merger proposal and the Whiting merger compensation advisory proposal. See “The Merger — Background of the Merger” and “The Merger — Recommendation of the Whiting Board and Reasons for the Merger.”

Q:	Do any of the officers or directors of Oasis have interests in the merger that may differ from or be in addition to my interests as an Oasis stockholder?

A:

In considering the recommendation of the Oasis board that Oasis stockholders vote to approve the Oasis stock issuance proposal and the Oasis charter amendment proposal, Oasis stockholders should be aware that, aside from their interests as Oasis stockholders, Oasis’ directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Oasis stockholders generally. These interests are described in more detail in the section entitled “The Merger — Interests of Certain Oasis Directors and Executive Officers in the Merger.” The Oasis board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the merger and in recommending the approval of the Oasis stock issuance proposal and the Oasis charter amendment proposal. See “The Merger — Background of the Merger” and “The Merger — Recommendation of the Oasis Board and Reasons for the Merger.”

Q:

If I am an Oasis stockholder and I oppose the Oasis stock issuance proposal or the Oasis charter amendment proposal or if I am a Whiting stockholder and I oppose the Whiting merger proposal, the Whiting merger compensation advisory proposal, the Whiting director election proposal or the Whiting annual compensation advisory proposal, but all such proposals are approved, what are my rights?

A:

Under Delaware law, Oasis stockholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Oasis common stock or the amendment of the Oasis certificate of incorporation as contemplated by the merger agreement. Oasis stockholders may vote against the Oasis stock issuance proposal or the Oasis charter amendment proposal if they do not favor such proposals.

Whiting stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Whiting common stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with the DGCL will not be converted into Oasis common stock, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law.

For more information regarding dissenters’ or appraisal rights, please see “The Merger — Appraisal Rights and Dissenters’ Rights.”

Q:	Where can I find voting results of the Oasis special meeting and the Whiting special meeting?

A:

Oasis and Whiting intend to announce their respective preliminary voting results at each of the Oasis and Whiting special meetings and disclose their respective final voting results in Current Reports on Form 8-K that will be filed with the SEC following the Oasis and Whiting special meetings. All reports that Oasis and Whiting file with the SEC are publicly available when filed. Please see “Where You Can Find More Information.”

Q:	How can I find more information about Oasis and Whiting?

A:	You can find more information about Oasis and Whiting from various sources described in “Where You Can Find More Information.”

Q:

Who can answer any questions I may have about the Oasis special meeting, the Whiting special meeting or the transactions contemplated by the merger agreement, including the merger, the Oasis stock issuance and the Oasis charter amendment?

A:

If you have any questions about the Oasis special meeting, the Whiting special meeting, the merger, the Oasis stock issuance proposal, the Oasis charter amendment proposal, how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents incorporated by reference herein, the applicable enclosed proxy card or voting instructions, you should contact:

For Oasis stockholders:	For Whiting stockholders:

Investor Relations

Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500

Houston, Texas 77002

(281) 404-9600

Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll Free: (855) 208-8902

Email: info@okapipartners.com

Investor Relations

Whiting Petroleum Corporation

1700 Lincoln Street, Suite 4700

Denver, Colorado 80203

(303) 837-1661

Whiting Petroleum Corporation

c/o Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Stockholders, Banks and Brokers

Call Toll Free: 888-219-8320

Email: whitingpetroleum@georgeson.com

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus and may not contain all the information that may be important to you. To understand the merger and the matters being voted on by Oasis and Whiting stockholders at their respective special meetings more fully, and to obtain a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated herein and to which Oasis and Whiting refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See “Where You Can Find More Information.”

The Parties

Oasis Petroleum Inc.

Oasis is an independent exploration and production (“E&P”) company with quality and sustainable long-lived assets in the Williston Basin.

Oasis is a Delaware corporation with principal executive offices located at 1001 Fannin Street, Suite 1500, Houston, TX 77002. Its telephone number is (281) 404-9500. Shares of Oasis common stock are listed for trading on the NASDAQ under the symbol “OAS.” Additional information about Oasis and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Whiting Petroleum Corporation

Whiting is a Denver-based independent oil and gas company engaged in development, production, acquisition and exploration activities primarily in the Rocky Mountains region of the United States. Whiting’s principal executive offices are located at 1700 Lincoln Street, Suite 4700, Denver, CO 80203. Its telephone number is (303) 837-1661. Shares of Whiting’s common stock are traded on the NYSE under the symbol “WLL.” Additional information about Whiting and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See also “Where You Can Find More Information.”

Ohm Merger Sub Inc.

Merger Sub is a Delaware corporation that was incorporated for the sole purpose of effecting the merger. In the Company Merger, Merger Sub will merge with and into Whiting, with Whiting surviving such merger as a direct, wholly owned subsidiary of Oasis, and the separate corporate existence of Merger Sub will cease.

Merger Sub’s principal executive office is located at c/o Oasis Petroleum Inc., 1001 Fannin Street, Suite 1500, Houston, TX 77002 and its telephone number is (281) 404-9500.

New Ohm LLC

LLC Sub is a Delaware limited liability company that was formed for the sole purpose of effecting the merger. In the LLC Sub Merger, Whiting, as the surviving corporation following the Company Merger, will merge with and into LLC Sub, with LLC Sub continuing its existence as the surviving entity following the LLC Sub Merger as a direct wholly owned subsidiary of Oasis, and the separate existence of Whiting will cease.

LLC Sub’s principal executive office is located at c/o Oasis Petroleum Inc., 1001 Fannin Street, Suite 1500, Houston, TX 77002 and its telephone number is (281) 404-9500.

The Merger (see page 104)

Upon satisfaction or waiver of the conditions to closing in the merger agreement, (i) Merger Sub will merge with and into Whiting, with Whiting surviving such merger as the surviving corporation, (ii) Whiting will merge with and into LLC Sub with LLC Sub surviving the LLC Sub merger as a direct wholly owned subsidiary of Oasis.

At the Company Merger Effective Time, subject to certain exceptions, each of Whiting common stock issued and outstanding immediately prior to the Company Merger Effective Time will be converted automatically into the right to receive 0.5774 shares of Oasis common stock and $6.25 in cash, without interest. Cash will be paid in lieu of the issuance of fractional shares, if any.

Subject to the terms of the merger agreement, prior to the effective time of the merger and subject to applicable law, Oasis will declare and set record and payment dates for a special dividend to holders of Oasis common stock of $15.00 per share, the payment of which is contingent upon the consummation of the Company Merger.

Prior to the Company Merger Effective Time, Oasis will deliver a written instrument to the warrant agent under each Whiting Warrant Agreement providing that holders of each Whiting Warrant have the right to acquire and receive, effective as of the Company Merger Effective Time, upon the exercise of such Whiting Warrant, a certain number of shares of Oasis common stock as described in “The Merger — Treatment of Whiting Warrants in the Merger.”

In addition, Whiting will take all actions as may be necessary so that at the Company Merger Effective Time, each outstanding restricted stock unit and performance stock unit in respect of Whiting common stock will be treated as described in “The Merger — Treatment of Whiting Equity Awards in the Merger.”

Oasis Special Meeting (see page 46)

The Oasis special meeting will be held on June 28, 2022, at 9:00 a.m., Central Time. The Oasis special meeting will be held at the offices of Oasis, 1001 Fannin Street, Suite 1500, Houston, Texas, 77002. The Oasis special meeting is being held to consider and vote on (i) a proposal to approve the issuance of shares of Oasis common stock to Whiting stockholders in connection with the transactions pursuant to the terms of the merger agreement and (ii) a proposal to amend the Oasis certificate of incorporation to increase the number of authorized shares of Oasis common stock from 60,000,000 shares to 120,000,000 shares.

The record date for the determination of Oasis stockholders entitled to notice of and to vote at the Oasis special meeting is the close of business on May 18, 2022. Only Oasis stockholders who held Oasis common stock of record on the Oasis record date are entitled to vote at the Oasis special meeting and any adjournments or postponements of the Oasis special meeting. Each issued and outstanding share of Oasis common stock entitles its holder of record to one vote on each matter to be considered at the Oasis special meeting.

In order for business to be conducted at the Oasis special meeting, a quorum must be present. A quorum at the Oasis special meeting constitutes the holders of a majority of the voting power of the Oasis stock entitled to vote at the meeting, present in person or represented by proxy at the Oasis special meeting. Abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum at the Oasis special meeting. If a quorum is not present or represented or if there are not sufficient votes for the approval of the Oasis stock issuance proposal and the Oasis charter amendment proposal, Oasis expects that the Oasis special meeting will be adjourned by the chairman of the meeting or by a majority of the shares represented at the Oasis special meeting to solicit additional proxies. In accordance with Section 3.8 of the Oasis bylaws, the chair of the meeting of stockholders may adjourn the meeting from time to time. No vote of Oasis’ stockholders is required for such adjournment or postponement. At any subsequent reconvening of the Oasis special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Oasis special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Approval of the Oasis stock issuance proposal requires the affirmative vote of a majority of the voting power of shares of Oasis stock present in person or represented by proxy and entitled to vote thereon. Accordingly, an Oasis stockholder’s abstention from voting at the Oasis special meeting will have the same effect as a vote “AGAINST” the Oasis stock issuance proposal, while a broker non-vote or the failure of an Oasis stockholder to submit a proxy or vote at the Oasis special meeting will have no effect on the outcome of the Oasis stock issuance proposal.

Approval of the Oasis charter amendment proposal requires the affirmative vote of the holders of a majority of the voting power of the Oasis stock entitled to vote. Accordingly, an Oasis stockholder’s abstention from voting or failure to submit a proxy or vote at the Oasis special meeting and broker non-votes will have the same effect as votes “AGAINST” the Oasis charter amendment proposal. Because brokers, banks, and other nominees have discretionary authority to vote on the Oasis charter amendment proposal, we do not expect broker non-votes in connection with the Oasis charter amendment proposal.

The merger cannot be completed without the approval of the Oasis stock issuance proposal. The approval of the Oasis charter amendment proposal is not a condition to the closing of the merger or otherwise required to effectuate the merger.

As of the Oasis record date, there were 19,627,681 shares of Oasis common stock outstanding. As of the Oasis record date, Oasis directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote 118,151 shares of Oasis common stock, or approximately 0.6% of the combined voting power of the issued and outstanding shares of Oasis common stock.

Whiting Special Meeting (see page 55)

The Whiting special meeting will be held on June 28, 2022, at 8:00 a.m., Mountain Time. The Whiting special meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting meetnow.global/MWWVLRG. The Whiting special meeting is being held to consider and vote on the following proposals:

Proposal 1 (the Whiting merger proposal): to approve and adopt the merger agreement and the transactions contemplated therein, including the merger, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which each Eligible Share will be converted automatically into the right to receive the merger consideration;

Proposal 2 (the Whiting merger compensation advisory proposal): to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Whiting’s named executive officers that is based on or otherwise relates to the merger, discussed under the heading “The Merger — Interests of Certain Whiting Directors and Executive Officers in the Merger;”

Proposal 3 (the Whiting director election proposal): to elect the seven directors named in this proxy statement/prospectus to hold office until the earlier of (A) the completion of the merger and (B) the 2023 annual meeting of Whiting stockholders and until their respective successors are duly elected and qualified; and

Proposal 4 (the Whiting annual compensation advisory proposal): to approve, on a non-binding advisory basis, the compensation of Whiting’s named executive officers.

The record date for the determination of Whiting’s stockholders entitled to notice of, and to vote at, the Whiting special meeting is the close of business on May 18, 2022. The Whiting stockholders of record on the

Whiting record date are the only Whiting stockholders that are entitled to receive notice of, and to vote at, the Whiting special meeting and any adjournments or postponements of the Whiting special meeting. Each outstanding share of Whiting common stock entitles its holder of record to one vote on each matter to be considered at the Whiting special meeting.

In order for business to be conducted at the Whiting special meeting, a quorum must be present. A quorum at the Whiting special meeting requires the presence of the holders of a majority of the outstanding shares of Whiting common stock entitled to vote generally in the election of directors, present in person or represented by proxy. Abstentions will be counted for purposes of determining whether there is a quorum at the Whiting special meeting. Shares represented by broker non-votes will not be considered present and entitled to vote at the Whiting special meeting for the purpose of determining the presence of a quorum. If a quorum is not present or represented, the chairman of the meeting may adjourn the Whiting special meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Approval of the Whiting merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Whiting common stock entitled to vote on the proposal. Accordingly, a Whiting stockholder’s abstention from voting, a broker non-vote, the failure of a Whiting stockholder to vote or the failure of a Whiting stockholder to submit a proxy will have the same effect as a vote “AGAINST” the Whiting merger proposal.

The election of each of the seven directors named in the Whiting director election proposal requires a plurality of the votes cast at the Whiting special meeting, provided that a quorum is present, subject to the Whiting Majority Voting Policy. Accordingly, assuming there is a quorum, a Whiting stockholder’s abstention from voting, a broker non-vote or the failure of a Whiting stockholder to vote will have no effect on the outcome of the Whiting director election proposal.

Pursuant to the Whiting Majority Voting Policy, in the absence of a contested election, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” such election must promptly tender his or her resignation to the chairman of the Whiting board. The Nominating and Governance Committee of the Whiting board (or, under certain circumstances, another committee appointed by the Whiting board) will promptly consider that resignation and will recommend to the Whiting board whether to accept the tendered resignation or reject it based on all relevant factors. The Whiting board must then act on that recommendation no later than 90 days following the date of the Whiting special meeting. Within four days of the Whiting board’s decision, Whiting must disclose the decision in a Current Report on Form 8-K filed with the SEC that includes a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the resignation.

Approval of the Whiting merger compensation advisory proposal and the Whiting annual compensation advisory proposal, each on a non-binding advisory basis, requires the affirmative vote of a majority of the voting power of shares of Whiting common stock present in person or represented by proxy and entitled to vote thereon. Accordingly, a Whiting stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the Whiting merger compensation advisory proposal and the Whiting annual compensation advisory proposal, while a broker non-vote or the failure of a Whiting stockholder to vote will have no effect on the outcome of the Whiting merger compensation advisory proposal or the Whiting annual compensation advisory proposal. Approval of each of the Whiting compensation proposals is not a condition to the closing of the merger or otherwise required to effectuate the merger.

As of the Whiting record date, there were 39,241,819 shares of Whiting common stock outstanding. As of the record date, Whiting directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote 238,730 shares of Whiting common stock, or approximately 0.6% of the issued and outstanding shares of Whiting common stock.

Recommendation of the Oasis Board and Reasons for the Merger (see page 124)

The Oasis board unanimously recommends that the Oasis stockholders vote “FOR” the Oasis stock issuance proposal and “FOR” the Oasis charter amendment proposal.

For additional information on the recommendation of the Oasis board, please see “The Merger — Recommendation of the Oasis Board and Reasons for the Merger.”

Recommendation of the Whiting Board and Reasons for the Merger (see page 127)

The Whiting board unanimously recommends that Whiting stockholders vote “FOR” the Whiting merger proposal, “FOR” the Whiting merger compensation advisory proposal, “FOR” the Whiting director election proposal and “FOR” the Whiting annual compensation advisory proposal.

For additional information on the recommendations of the Whiting board, please see “The Merger — Recommendation of the Whiting Board and Reasons for the Merger.”

Opinion of Oasis’ Financial Advisor (see page 139 and Annex C)

On March 6, 2022, at a meeting of the Oasis board held to evaluate the merger and the merger agreement, Tudor, Pickering, Holt & Co., the energy investment and merchant banking business of Perella Weinberg Partners LP and its affiliates (which we refer to as “TPH”), delivered an oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the assumptions TPH made, procedures followed, factors considered and qualifications and limitations on the review undertaken as set forth in the opinion and based upon other matters as TPH considered relevant, the merger consideration to be paid by Oasis in the Transaction (as defined in “The Merger — Opinion of Oasis’ Financial Advisor”) pursuant to the merger agreement, taking into account the Oasis special dividend, was fair, from a financial point of view, to Oasis. TPH subsequently confirmed its oral opinion in writing, dated March 6, 2022, to the Oasis board.

TPH’s opinion was directed to the Oasis board (in its capacity as such), and only addressed the fairness, from a financial point of view, of the merger consideration to be paid by Oasis pursuant to the merger agreement, taking into account the Oasis special dividend, and did not address any other term, aspect or implication (financial or otherwise) of the merger agreement or the Transaction. The summary of TPH’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this joint proxy statement/prospectus and sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken and other matters considered by TPH in preparing its opinion. However, neither TPH’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any person (including any holder of interests in Whiting or Oasis) as to how such person should vote or act on any matter relating to the Transaction or any other matter.

For additional information, see the section entitled “The Merger — Opinion of Oasis’ Financial Advisor” beginning on page 139 and the full text of the written opinion of TPH attached as Annex C of this joint proxy statement/prospectus.

Opinion of Whiting’s Financial Advisor (see page 148 and Annex D)

Whiting has engaged Citigroup Global Markets Inc. (“Citi”) as its financial advisor in connection with the merger. In connection with this engagement, Citi delivered a written opinion, dated March 7, 2022, to the

Whiting board as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration provided for pursuant to the merger agreement. The full text of Citi’s written opinion, dated March 7, 2022, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, is attached as Annex D to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The description of Citi’s opinion set forth herein is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Whiting board (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view and did not address any other terms, aspects or implications of the merger. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Whiting to effect or enter into the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Whiting or the effect of any other transaction which Whiting might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation as to how the Whiting board or any securityholder should vote or act on any matters relating to the merger or otherwise.

For additional information, see the section entitled “The Merger — Opinion of Whiting’s Financial Advisor” beginning on page 148 and the full text of the written opinion of Citi attached as Annex D of this joint proxy statement/prospectus.

Interests of Certain Oasis Directors and Executive Officers in the Merger (see page 163)

In considering the recommendation of the Oasis board that you vote “FOR” the Oasis stock issuance proposal and “FOR” the Oasis charter amendment proposal, you should be aware that Oasis’ directors and executive officers have interests in the merger that may be different from, or in addition to, those of Oasis stockholders generally.

The Oasis board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the Oasis stock issuance proposal and the Oasis charter amendment proposal. These interests are described in more detail in the section entitled “The Merger — Interests of Certain Oasis Directors and Executive Officers in the Merger.”

Interests of Certain Whiting Directors and Executive Officers in the Merger (see page 156)

In considering the recommendation of the Whiting board that Whiting’s stockholders vote to approve the Whiting merger proposal and the Whiting merger compensation advisory proposal, Whiting’s stockholders should be aware that, aside from their interests as Whiting stockholders, Whiting’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Whiting’s stockholders generally. These interests are described in more detail in the section entitled “The Merger — Interests of Certain Whiting Directors and Executive Officers in the Merger.”

The Whiting board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the Company Merger and in recommending the approval of the Whiting merger proposal and the Whiting merger compensation advisory proposal. See “The Merger — Background of the Merger” and “The Merger — Recommendation of the Whiting Board and Reasons for the Merger.” Whiting’s stockholders should take these interests into account in deciding whether to vote “FOR” the Whiting merger proposal and the Whiting merger compensation advisory proposal. These interests are described in more detail in the section entitled “The Merger — Interests of Certain Whiting Directors and Executive Officers in the Merger.”

Board of Directors and Management of Oasis Following Completion of the Merger (see page 169)

Upon completion of the merger, Daniel E. Brown, Chief Executive Officer of Oasis and member of the Oasis board, will serve as Chief Executive Officer and director of the combined company. Lynn A. Peterson, Whiting’s President and Chief Executive Officer and a member of the Whiting board, will serve as Executive Chair of the board of directors of the combined company pursuant to the Peterson Letter Agreement, until December 31, 2023 or an earlier date as mutually agreed by Mr. Peterson and the board of directors of the combined company. The Peterson Letter Agreement also provides for Mr. Peterson’s annual base salary of $500,000, an annual bonus for the calendar year 2022 and, subject to Mr. Peterson’s continued employment, a restricted stock unit award in January 2023 pursuant to Oasis’ equity compensation plan with a grant date fair market value of $3,000,000, which will fully vest on December 31, 2023. Other senior leadership positions of the combined company will be filled by certain current executives of Oasis and Whiting.

Additionally, the merger agreement provides that, as of the Company Merger Effective Time, the new Oasis board will consist of ten members, (i) five of whom will be designated by Oasis, which designees will include Daniel E. Brown, Douglas E. Brooks, Samantha Holroyd, Cynthia L. Walker and Marguerite N. Woung-Chapman, and (ii) five of whom will be designated by Whiting, which designees will include Lynn A. Peterson, as Executive Chairman, Susan M. Cunningham, Paul J. Korus, Kevin S. McCarthy and Anne Taylor.

Appraisal Rights and Dissenters’ Rights (see page 175)

Oasis

Under the DGCL, as well as the governing documents of Oasis, Oasis stockholders are not entitled to dissenters’ or appraisal rights in connection with the Oasis stock issuance or the Oasis charter amendment as contemplated by the merger agreement.

Whiting

Whiting stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Whiting common stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with the DGCL will not be converted into Oasis common stock, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law.

Material U.S. Federal Income Tax Consequences of the Merger (see page 169)

Assuming that the merger is completed as currently contemplated, Oasis and Whiting intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Oasis to complete the merger is conditioned upon the receipt of an opinion from Vinson & Elkins, counsel to Oasis (or other legal counsel selected by Oasis and reasonably satisfactory to Whiting), in form and substance reasonably satisfactory to Oasis, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Whiting to complete the merger is conditioned upon the receipt of an opinion from K&E, counsel to Whiting (or other legal counsel selected by Whiting and reasonably satisfactory to Oasis), in form and substance reasonably satisfactory to Whiting, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger qualifies as a reorganization, then a U.S. holder (as defined in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger”) generally will not recognize any realized loss but will recognize any realized gain as a result of the merger equal to the lesser of (i) the excess, if any, of (A) the sum of the fair market value of Oasis common stock (including any fractional share of Oasis common stock deemed received and redeemed for cash) and the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Oasis common stock) received by such U.S. holder pursuant to the merger over (B) such U.S. holder’s adjusted tax basis in the Whiting common stock surrendered pursuant to the merger, and (ii) the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Oasis common stock) received by such U.S. holder pursuant to the merger. Please see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” for a more detailed discussion of the U.S. federal income tax consequences of the merger to U.S. holders.

Accounting Treatment of the Merger (see page 172)

Oasis and Whiting prepare their respective financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill, if any. Oasis will be treated as the acquirer for accounting purposes. Oasis is the entity paying cash and issuing the equity of the combined company. The composition of the management team and, thereby, the overall decision-making power of the combined company will be more heavily dominated by Oasis executives. Additionally, the legacy Oasis headquarters in Houston, TX will remain the headquarters of the combined company. Each of these factors holds significant strategic implications for the combined company and, when combined with the inapplicability or relative neutrality of all other indicators considered, results in the conclusion that Oasis is the accounting acquirer.

Regulatory Approvals (see page 172)

Antitrust Clearance

The completion of the merger is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, the merger cannot be completed until the parties to the merger agreement have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), and until the applicable waiting period has expired or has been terminated.

On March 18, 2022, Oasis and Whiting each filed a premerger notification and report form under the HSR Act. The waiting period with respect to the notification and report forms filed under the HSR Act expired at 11:59 p.m., Eastern Time, on April 18, 2022.

At any time before or after consummation of the merger, the FTC or the DOJ, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Oasis or Whiting or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

In connection with the Oasis stock issuance proposal, Oasis has filed a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Oasis common stock issuable as merger consideration in the Company Merger will be registered with the SEC.

NASDAQ Global Select Market

The completion of the merger is subject to approval for listing of the shares of Oasis common stock issuable pursuant to the merger on the NASDAQ, subject to official notice of issuance.

Treatment of Oasis Equity Awards in the Merger (see page 192)

Each outstanding restricted stock award granted pursuant to the Oasis Equity Plan will become fully vested upon a “change in control.” The merger will constitute a “change in control” for purposes of the outstanding restricted stock awards.

Each outstanding Oasis RSU Award will remain outstanding following the merger subject to the same terms and conditions.

Pursuant to the terms of the Oasis Equity Plan and the applicable award agreements thereunder, if a “change in control” occurs prior to the end of a performance period for each outstanding Oasis LSU Award and Oasis PSU Award, then performance will be measured based on the change in control price as of the date of the change in control to determine the number of Oasis PSU Awards or Oasis LSU Awards earned. Such earned Oasis PSU Awards or Oasis LSU Awards will convert into time-based awards as of the date of the change in control and will remain outstanding and eligible to vest at the end of the applicable performance period. The merger will constitute a “change in control” for purposes of the Oasis LSU Awards and the Oasis PSU Awards.

Treatment of Oasis Warrants in the Merger (see page 193)

All of the outstanding Oasis Warrants will remain outstanding. Upon payment of the Oasis special dividend, the exercise price of the Oasis Warrants will be adjusted in accordance with the terms of the Oasis Warrant Agreement.

Treatment of Whiting Equity Awards in the Merger (see page 193)

The merger agreement provides that each outstanding Whiting RSU Award will be assumed by Oasis and converted into the right to receive, upon vesting, the merger consideration with respect to each share of Whiting common stock subject to such Whiting RSU Award.

Effective as of the Company Merger Effective Time, each Converted RSU Award shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Whiting RSU Award immediately prior to the Company Merger Effective Time; provided that (1) one-third of each Whiting RSU Award granted in September 2020 to an executive officer of Whiting will vest immediately prior to the Company Merger Effective Time and, by virtue of the occurrence of the closing, each share of Whiting common stock issuable in respect of such vested portion will be canceled in exchange for the right to receive the merger consideration at the Company Merger Effective Time and (2) any remaining unvested portion of such award will be assumed by Oasis and converted; provided, further, that each Whiting RSU Award held by a member of the Whiting board will vest in full immediately prior to the Company Merger Effective Time and, by virtue of the closing, such award will be canceled in exchange for the right to receive, at the Company Merger Effective Time, the merger consideration with respect to each share of Whiting common stock subject to such award.

The merger agreement provides that each outstanding Whiting PSU Award will be assumed by Oasis and converted into the right to receive, upon vesting, the merger consideration with respect to each share of Whiting common stock subject to such Whiting PSU Award, with such number determined based on the greater of (1) the target number of performance stock units subject to such award and (2) actual achievement of the performance criteria applicable to such award measured based on a truncated performance period that ends immediately prior to the Company Merger Effective Time.

Effective as of the Company Merger Effective Time, each Converted PSU Award will continue to be governed by the same terms and conditions that were applicable to the corresponding Whiting PSU Award immediately prior to the Company Merger Effective Time (other than any performance-based vesting condition but including any continued service requirements).

Treatment of Whiting Warrants in the Merger (see page 193)

All of the outstanding Whiting Warrants will be assumed by Oasis effective as of the Company Merger Effective Time on terms and conditions as nearly equivalent as may be practicable to provisions set forth in the applicable Whiting Warrant Agreement, except that (i) the number of shares of Oasis common stock subject to such assumed warrant will be equal to the product of (x) the number of shares of Whiting common stock that were subject to such warrant immediately prior to the Company Merger Effective Time, multiplied by (y) the exchange ratio, and (ii) the per-share exercise price of such assumed warrant will be equal to the quotient of (1) the exercise price per share of Whiting common stock at which such warrant was exercisable immediately prior to the Company Merger Effective Time less the cash consideration, divided by (2) the exchange ratio.

Listing of Oasis Common Stock; Delisting and Deregistration of Whiting Common Stock (see page 174)

It is a condition to the consummation of the merger that the shares of Oasis common stock issuable pursuant to the merger be approved for listing on the NASDAQ, subject to official notice of issuance.

Shares of Whiting common stock currently trade on the NYSE under the stock symbol “WLL.” When the merger is completed, the Whiting common stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Upon consummation of the merger, Oasis is expected to change its name and be listed on the NASDAQ under a new symbol.

No Solicitation; Changes in Recommendation (see page 194)

Subject to certain exceptions, the merger agreement limits Oasis’ and Whiting’s ability to solicit or engage in discussions with any person with respect to an Oasis competing proposal or a Whiting competing proposal (as defined in “The Merger Agreement — No Solicitation; Changes in Recommendation”), as applicable. For a more detailed discussion on Oasis and Whiting and the ability of their boards of directors to consider other proposals, please see “The Merger Agreement — No Solicitation; Changes in Recommendation.”

Conditions to Completion of the Merger (see page 209)

The obligations of Oasis and Whiting to consummate the merger are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

•	approval of the Whiting merger proposal by the Whiting stockholders shall have been obtained and approval of the Oasis stock issuance proposal by the Oasis stockholders shall have been obtained;

•	any waiting period applicable to the transactions under the HSR Act shall have been terminated or shall have expired;

•

no governmental entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the transactions, including the Company Merger, and no law shall have been adopted that makes consummation of the transactions, including the Company Merger, illegal or otherwise prohibited;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Oasis in connection with the issuance of shares of Oasis common stock in the Company Merger, shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order;

•	the shares of Oasis common stock to be issued pursuant to the merger shall have been authorized for listing on the NASDAQ, upon official notice of issuance; and

•	the Oasis special dividend shall have been declared in accordance with the merger agreement.

The obligation of Whiting to consummate the merger is also subject to the satisfaction, or waiver by Whiting, of the following additional conditions:

•

the accuracy of the representations and warranties of Oasis, Merger Sub and LLC Sub set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of March 7, 2022 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Whiting’s receipt of an officer’s certificate from Oasis to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the merger agreement by Oasis, Merger Sub and LLC Sub prior to the Company Merger Effective Time, and Whiting’s receipt of an officer’s certificate from Oasis to that effect; and

•

receipt of an opinion from K&E, counsel to Whiting (or other legal counsel selected by Whiting and reasonably satisfactory to Oasis), to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligation of Oasis, Merger Sub and LLC Sub to consummate the merger is also subject to the satisfaction, or waiver by Oasis, of the following additional conditions:

•

the accuracy of the representations and warranties of Whiting set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of March 7, 2022 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Oasis’ receipt of an officer’s certificate from Whiting to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the merger agreement by Whiting prior to the Company Merger Effective Time, and Oasis’ receipt of an officer’s certificate from Whiting to that effect; and

•

receipt of an opinion from Vinson & Elkins, counsel to Oasis (or other legal counsel selected by Oasis and reasonably satisfactory to Whiting), to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

As further discussed under the section entitled “Risk Factors,” neither Oasis nor Whiting can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (see page 210)

Oasis and Whiting may mutually agree in writing to terminate the merger agreement before consummating the Company Merger, even after approval of the Oasis stock issuance proposal by the Oasis stockholders and of the Whiting merger proposal by the Whiting stockholders has been obtained.

In addition, either Oasis or Whiting may terminate the merger agreement if:

•

any governmental entity having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such order, decree, ruling or injunction or other action shall have become final and non-appealable, or if there shall be adopted any law that permanently makes consummation of the merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate the merger agreement under this bullet shall not be available to any party whose failure to fulfill any covenant or agreement pursuant to the merger agreement has been the primary cause of or resulted in the action or event described in this bullet occurring;

•

the consummation of the merger has not occurred on or before October 7, 2022 (the “outside date”); provided that the right to terminate the merger agreement under this bullet shall not be available to any party whose failure to fulfill any covenant or agreement pursuant to the merger agreement has been the primary cause of or resulted in the failure of the merger to occur on or before such date;

•

the other party has caused a terminable breach (as defined in “The Merger Agreement — Termination of the Merger Agreement”); provided, however, that the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the merger agreement; or

•

the approval of the Whiting merger proposal by the Whiting stockholders shall not have been obtained upon a vote at a duly held Whiting special meeting; or the approval of the Oasis stock issuance proposal by the Oasis stockholders shall not have been obtained upon a vote at a duly held Oasis special meeting.

In addition, the merger agreement may be terminated under the following circumstances:

•

by Oasis, prior to, but not after, the time the Whiting stockholders approve the Whiting merger proposal, if the Whiting board or a committee thereof has effected a Whiting recommendation change (as defined in “The Merger Agreement — Termination of the Merger Agreement”) (whether or not such Whiting recommendation change is permitted by the merger agreement); and

•

by Whiting, prior to, but not after, the time the Oasis stockholders approve the Oasis stock issuance proposal, if the Oasis board or a committee thereof has effected an Oasis recommendation change (as defined in “The Merger Agreement — Termination of the Merger Agreement”) (whether or not such Oasis recommendation change is permitted by the merger agreement).

Expenses and Termination Fees Relating to the Termination of the Merger Agreement (see page 211)

Termination Fees Payable by Oasis

The merger agreement requires Oasis to pay Whiting a termination fee of $98.0 million if:

•	Whiting terminates the merger agreement following an Oasis recommendation change as described below in the section entitled “The Merger Agreement — Termination of the Merger Agreement”; or

•

(i)(a) either party terminates the merger agreement because the Oasis stockholder approval is not obtained and on or before the date of any such termination an Oasis competing proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven (7) business days prior to the Oasis special meeting or (b) Oasis terminates the merger agreement following the outside date at a time when Whiting would be permitted to terminate the merger agreement due to a terminable breach by Oasis or Whiting terminates the merger agreement due to a terminable breach by Oasis and on or before the date of any such termination an Oasis competing proposal shall have been announced, disclosed or otherwise communicated to the Oasis board and not withdrawn without qualification at least seven (7) business days prior to the date of such termination and (ii) within twelve (12) months after the date of such termination, Oasis enters into a definitive agreement with respect to an Oasis competing proposal (or publicly approves or recommends to the Oasis stockholders or otherwise does not oppose, in the case of a tender or exchange offer, an Oasis competing proposal) or consummates an Oasis competing proposal (defined for the purpose of this clause (ii) with all references to 20% in the definition of Oasis competing proposal (found of page 193) being replaced with “50%”).

In no event shall Whiting be entitled to receive more than one payment of the termination fee.

Termination Fees Payable by Whiting

The merger agreement requires Whiting to pay Oasis a termination fee of $98.0 million if:

•	Oasis terminates the merger agreement following a Whiting recommendation change as described below in the section entitled “The Merger Agreement — Termination of the Merger Agreement”; or

•

(i)(a) either party terminates the merger agreement because the required Whiting stockholder approval is not obtained, and on or before the date of any such termination a Whiting competing proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven (7) business days prior to the Whiting special meeting or (b) Whiting terminates the merger agreement following the outside date at a time when Oasis would be permitted to terminate the merger agreement due to a terminable breach by Whiting or Oasis terminates the merger agreement due to a terminable breach by Whiting on or before the date of any such termination a Whiting competing proposal shall have been announced, disclosed or otherwise communicated to the Whiting board and not withdrawn without qualification at least seven (7) business days prior to the date of such termination and (ii) within twelve (12) months after the date of such termination, Whiting enters into a definitive agreement with respect to a Whiting competing proposal (or publicly approves or recommends to the Whiting stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Whiting competing proposal) or consummates a Whiting competing proposal (defined for the purpose of this clause (ii) with all references to 20% in the definition of Whiting competing proposal (found of page 195) being replaced with “50%”).

In no event shall Oasis be entitled to receive more than one payment of the termination fee.

Expenses

Each of Oasis and Whiting shall pay its own expenses incident to preparing for, entering into and carrying out the merger agreement and the consummation of the transactions contemplated thereby, whether or not the merger shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the merger shall be borne equally by Oasis and Whiting.

Specific Performance (see page 213)

In addition to any other remedy that may be available to each party under the terms of the merger agreement, at law or in equity, including monetary damages, prior to the termination of the merger agreement, each of the parties will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Completion of the Merger (see page 180)

Unless the parties agree otherwise, the closing of the merger will take place on a date that is three business days after the satisfaction or, to the extent permitted by applicable law, waiver in accordance with the terms of the merger agreement of the last of the conditions to closing (other than any such conditions which by their nature cannot be satisfied until the date of closing, but subject to the satisfaction or waiver of such conditions at the closing of the merger).

As soon as practicable following the closing, certificates of merger with respect to the merger, prepared and executed in accordance with the relevant provisions of the DGCL and DLLCA, will be filed with the Office of the Secretary of State of the State of Delaware. The Company Merger will become effective upon the due filing and acceptance of the certificate of merger related to the Company Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the parties shall agree upon in writing and shall specify in such certificate of merger. As soon as practicable following the Company Merger Effective Time, the certificate of merger related to the LLC Sub Merger shall be filed with the Office of the Secretary of State of the State of Delaware, with the LLC Sub Merger Effective Time becoming effective upon such filing, or at such later time as the parties shall agree upon in writing and shall specify in such certificate of merger.

Oasis and Whiting have targeted to complete the merger in the second half of fiscal year 2022, subject to the receipt of the required Oasis stockholder approval and Whiting stockholder approval, applicable regulatory approvals and the satisfaction or waiver of the other conditions to the merger, in each case, as set forth in the merger agreement (described under “The Merger Agreement — Conditions to Completion of the Merger”).

Comparison of Stockholder Rights (see page 242)

Whiting stockholders receiving Oasis common stock in connection with the merger will have different rights once they become Oasis stockholders due to differences between the governing documents of Oasis and Whiting. These differences are described in more detail in “Comparison of Stockholder Rights.”

Litigation Related to the Merger (see page 168)

On May 9, 2022, a purported stockholder of Whiting filed a complaint against Whiting and the Whiting board in the United States District Court for the District of Colorado, in a case captioned Knipp v. Whiting Petroleum Corporation, et al., Case No. 1:22-cv-01149-SKC. The Knipp complaint alleges that the Whiting board violated Section 20(a) of the Exchange Act, and that all defendants violated Section 14(a) of the Exchange Act, in part, by engaging in an allegedly unfair sales process that resulted in an undervalued merger. As relief, the Knipp complaint seeks, among other things, to enjoin Whiting from proceeding with the merger, or, alternatively, rescission of the merger in the event that it is consummated, as well as unspecified costs and attorneys’ fees. On May 17, 2022, another purported stockholder of Whiting filed a complaint against Whiting and the Whiting board in the United States District Court for the District of Colorado, in a case captioned Vangrinsven v. Whiting Petroleum Corporation, et al., Case No. 1:22-cv-01212. The Vangrinsven complaint alleges that the Whiting board violated Section 20(a) of the Exchange Act, and that all defendants violated Section 14(a) and Rule 14a-9 promulgated thereunder by the SEC, because the preliminary joint proxy statement/prospectus, filed with the SEC on April 28, 2022 (the “Registration Statement”), omits allegedly material information with respect to the merger, rendering it false and misleading. The Vangrinsven complaint seeks the same relief as is requested in the Knipp complaint. On May 18, 2022, another purported stockholder filed a complaint against Whiting and the Whiting board in the United States District Court for the District of Colorado, in a case captioned Nasif v. Whiting Petroleum Corp. et al, Case No. 1:22-cv-01241. The Nasif complaint brings the same claims as the Vangrinsven complaint, and seeks the same relief. On May 9 and 17, 2022, two other purported stockholders wrote to Whiting, separately, alleging that the Registration Statement omitted allegedly material information and demanding that Whiting provide supplemental disclosures, and/or Whiting’s books and records. Whiting believes that allegations in the lawsuits and demands are without merit. Additional lawsuits arising out of or relating to the merger agreement and the transactions contemplated thereby may be filed in the future.

Risk Factors (see page 35)

Before voting at the Oasis special meeting or the Whiting special meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, including the specific risk factors under the heading “Risk Factors.”

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL DATA

The following summary unaudited pro forma condensed consolidated combined balance sheet data gives effect to the merger as if it had occurred on March 31, 2022, while the unaudited pro forma condensed consolidated combined statements of operations data for the three months ended March 31, 2022 and the year ended December 31, 2021 are presented as if the merger had occurred on January 1, 2021. These summary unaudited pro forma condensed consolidated combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger occurred as of the date indicated. In addition, the unaudited pro forma condensed consolidated combined financial statements do not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 35. The following summary unaudited pro forma condensed consolidated combined financial statements should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Consolidated Combined Financial Statements” beginning on page 216 and the related notes.

	For the Three Months Ended March 31, 2022	For the Year Ended December 31, 2021
	(in thousands, except per share data)
Pro Forma Condensed Consolidated Combined Statement of Operations Data:
Total revenues	$1,179,825	$3,380,790
Net income (loss) from continuing operations	$(122,561)	$544,770
Earnings (loss) from continuing operations per share, basic	$(2.91)	$12.80
Earnings (loss) from continuing operations per share, diluted	$(2.91)	$12.41

As of March 31, 2022
(in thousands)
Pro Forma Condensed Consolidated Combined Balance Sheet Data:
Cash and cash equivalents	$—
Total assets	$7,226,830
Long-term debt	$573,051
Stockholders’ equity	$4,170,716

SUMMARY PRO FORMA COMBINED PROVED RESERVES AND PRODUCTION DATA

The following tables present the estimated pro forma combined net proved developed and undeveloped reserves as of December 31, 2021, giving effect to the merger as if it had been completed on December 31, 2021. The pro forma production data set forth below gives effect to the merger as if it had been completed on January 1, 2021.

The following summary pro forma reserve and production information has been prepared for illustrative purposes only and is not intended to be a projection of future results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors” beginning on page 35. The summary pro forma reserve and production information should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Combined Financial Statements” and the related notes thereto included in this joint proxy statement/prospectus. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 258.

	As of December 31, 2021
	Oasis Historical	Whiting Historical	Oasis Pro Forma Combined
Proved reserves:
Oil (MBbls)	174,317	188,604	362,921
Natural gas (MMcf)	459,262	426,049	885,311
NGLs (MBbls)(1)	—	66,365	66,365
Total (MBoe)(2)	250,860	325,977	576,837
Proved developed reserves:
Oil (MBbls)	114,041	148,317	262,358
Natural gas (MMcf)	361,836	351,914	713,750
NGLs (MBbls)(1)	—	55,006	55,006
Total (MBoe)(2)	174,347	261,975	436,322
Proved undeveloped reserves:
Oil (MBbls)	60,276	40,287	100,563
Natural gas (MMcf)	97,426	74,135	171,561
NGLs (MBbls)(1)	—	11,359	11,359
Total (MBoe)(2)	76,513	64,002	140,515

(1)	Oasis has historically reported reserves on a two-stream basis of oil and natural gas, while Whiting has historically reported reserves on a three-stream basis of oil, natural gas and NGLs.
(2)	Natural gas is converted to barrel of oil equivalent at the rate of six thousand cubic feet of natural gas to one barrel of oil.

	For the Three Months Ended March 31, 2022
	Oasis Historical	Whiting Historical	Oasis Pro Forma Combined
Production:
Oil (MBbls)	4,048	4,720	8,768
Natural gas (MMcf)	13,300	9,575	22,875
NGLs (MBbls)(1)	—	1,692	1,692
Total (MBoe)(2)	6,265	8,008	14,273

(1)	Oasis has historically reported production on a two-stream basis of oil and natural gas, while Whiting has historically reported production on a three-stream basis of oil, natural gas and NGLs.
(2)	Natural gas is converted to barrel of oil equivalent at the rate of six thousand cubic feet of natural gas to one barrel of oil.

	For the Year Ended December 31, 2021
	Oasis Historical	Whiting Historical	Oasis Pro Forma Combined
Production:
Oil (MBbls)	13,489	19,316	32,805
Natural gas (MMcf)	46,157	41,964	88,121
NGLs (MBbls)(1)	—	7,218	7,218
Total (MBoe)(2)	21,182	33,528	54,710

(1)	Oasis has historically reported production on a two-stream basis of oil and natural gas, while Whiting has historically reported production on a three-stream basis of oil, natural gas and NGLs.
(2)	Natural gas is converted to barrel of oil equivalent at the rate of six thousand cubic feet of natural gas to one barrel of oil.

MARKET PRICE INFORMATION

Oasis common stock is listed on the NASDAQ under the symbol “OAS.” Whiting’s common stock is listed on the NYSE under the symbol “WLL.”

The high and low trading prices for the Oasis common stock as of March 4, 2022, the last trading day immediately before the public announcement of the merger, were $144.52 and $133.30, respectively. The high and low trading prices for the Whiting common stock as of March 4, 2022, the last trading day immediately before the public announcement of the merger, were $83.50 and $79.55, respectively.

As of May 18, 2022, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 19,627,681 shares of Oasis common stock outstanding and 39,241,819 shares of Whiting common stock outstanding.

Because the exchange ratio will not be adjusted for changes in the market price of either Oasis common stock or Whiting common stock, the market value of Oasis common stock that Whiting stockholders will have the right to receive on the date the merger is completed may vary significantly from the market value of the Oasis common stock that Whiting stockholders would receive if the merger was completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of Oasis common stock and Whiting common stock prior to voting your shares. Please see “Risk Factors — Risk Factors Relating to the Merger.”

The following table sets forth the closing sale price per share of Oasis common stock as reported on the NASDAQ and the closing sale price per share of Whiting common stock as reported on the NYSE, in each case on March 4, 2022, the last trading day before the public announcement of the parties entering into the merger agreement, and on May 18, 2022, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each share of Whiting common stock as of the same two dates. The implied value was calculated by multiplying the NASDAQ closing price of a share of Oasis common stock on the relevant date by the exchange ratio of 0.5774 shares of Oasis common stock for each share of Whiting common stock, plus $6.25 in cash.

	Oasis Common Stock Closing Price	Whiting Common Stock Closing Price	Exchange Ratio	Implied Per Share Value of Merger Consideration
March 4, 2022	$144.49	$83.43	0.5774	$89.68
May 18, 2022	$135.47	$73.60	0.5774	$84.47

Oasis stockholders and Whiting stockholders are encouraged to obtain current market quotations for Oasis common stock and Whiting common stock and to review carefully the other information contained in this joint proxy statement/prospectus, attached hereto or incorporated by reference herein. No assurance can be given concerning the market price of Oasis common stock before or after the effective date of the merger. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which Oasis and Whiting refer you within this joint proxy statement/prospectus, as well as oral statements made or to be made by Oasis and Whiting, include “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus, including those that address activities, events, or developments that Oasis or Whiting expects, believes, or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the merger, the expected timetable for completing the merger, the results, effects, benefits and synergies of the merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, and anticipated future performance and any other statements regarding Oasis’ or Whiting’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, or future events or performance that are not historical facts. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “should,” “could,” “would,” “may,” “might,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “future,” “assume,” “forecast,” “focus,” “target,” “continue,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking.

Oasis and Whiting caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside Oasis’ and Whiting’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause actual results to differ from those described in forward-looking statements include the following:

•	the merger agreement may be terminated in accordance with its terms and the merger may not be completed;

•	Oasis stockholders may not approve the Oasis stock issuance proposal;

•	Whiting stockholders may not approve the Whiting merger proposal;

•	the parties may not be able to satisfy the conditions to the completion of the merger in a timely manner or at all;

•	the merger may not be accretive, and may be dilutive, to Oasis’ earnings per share, which may negatively affect the market price of Oasis common stock;

•	Oasis and Whiting may incur significant transaction and other costs in connection with the merger in excess of those anticipated by Oasis or Whiting;

•	the combined company may fail to realize anticipated synergies or other benefits expected from the merger in the timeframe expected or at all;

•	the ultimate timing, outcome, and results of integrating the operations of Oasis and Whiting;

•	the merger and the announcement and/or completion thereof could have an adverse effect on business or employee relationships;

•	the risk related to disruption of management time from ongoing business operations due to the merger;

•	the merger may disrupt current plans and operations that may harm Oasis’ or Whiting’s respective businesses;

•	the effects of the business combination of Oasis and Whiting, including the combined company’s future financial condition, results of operations, strategy, and plans;

•	changes in capital markets and the ability of the combined company to finance operations in the manner expected;

•	regulatory approval of the transaction;

•	any litigation relating to the merger;

•

risks to Oasis’ and Whiting’s operating results and businesses generally, including the volatility of oil and natural gas prices and the uncertainty of estimates of oil and natural gas reserves and the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, and the other risks, contingencies and uncertainties applicable to Oasis and Whiting disclosed in Oasis’ and Whiting’s other filings with the SEC incorporated herein by reference; and

•	the uncertainty of the value of the merger consideration due to the fixed exchange ratio and potential fluctuation in the market price of Oasis common stock.

The foregoing list of factors is not exhaustive. For further discussion of these and other risks, contingencies, and uncertainties applicable to Oasis and Whiting, please see “Risk Factors” in this joint proxy statement/prospectus as well as Oasis’ and Whiting’s other filings with the SEC incorporated herein by reference. Please see “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this joint proxy statement/prospectus.

All subsequent written or oral forward-looking statements attributable to Oasis, Whiting or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained in this section. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Oasis nor Whiting assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

RISK FACTORS

In deciding how to vote, Oasis stockholders and Whiting stockholders, respectively, should carefully consider the following risk factors and all of the information contained in or incorporated by reference herein, including, but not limited to, the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” as well as Oasis’ and Whiting’s other filings with the SEC incorporated herein by reference. Please see “Where You Can Find More Information.”

Risk Factors Relating to the Merger

Because the market price of Oasis common stock will fluctuate, Whiting stockholders and holders of Whiting equity awards cannot be sure of the value of the shares of Oasis common stock they will receive in connection with the merger. In addition, because the exchange ratio is fixed, the number of shares of Oasis common stock to be received by Whiting stockholders and to which holders of Whiting equity awards would be entitled in connection with the merger will not change between now and the time the merger is completed to reflect changes in the trading prices of Oasis common stock or Whiting common stock.

In connection with the merger, each Eligible Share will be converted automatically into the right to receive 0.5774 shares of Oasis common stock, with cash paid in lieu of the issuance of any fractional shares of Oasis common stock, and $6.25 in cash, without interest. The exchange ratio is fixed, which means that it will not change between now and the closing date, regardless of whether the market price of either Oasis common stock or Whiting common stock changes. Therefore, the value of the share consideration will depend on the market price of Oasis common stock at the Company Merger effective time. The market price of Oasis common stock has fluctuated since the date of the announcement of the parties’ entry into the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Whiting special meeting and the Oasis special meeting, the date the merger is completed and thereafter. The market price of Oasis common stock, when received by Whiting stockholders after the merger is completed, could be greater than, less than or the same as the market price of Oasis common stock on the date of this joint proxy statement/prospectus or at the time of the Whiting special meeting. Accordingly, you should obtain current stock price quotations for Oasis common stock and Whiting common stock before deciding how to vote or abstain from voting on any of the proposals described in this joint proxy statement/prospectus.

The market price for Oasis common stock following the closing may be affected by factors different from those that historically have affected or currently affect Oasis common stock and Whiting common stock.

Upon completion of the merger, Whiting stockholders and holders of Whiting equity awards will receive shares of Oasis common stock. Oasis’ financial position may differ from its financial position before the completion of the merger, and the results of operations of the combined company may be affected by some factors that are different from those currently affecting the results of operations of Oasis and those currently affecting the results of operations of Whiting. Accordingly, the market price and performance of Oasis common stock is likely to be different from the performance of Whiting common stock in the absence of the merger. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Oasis common stock, regardless of Oasis’ actual operating performance. For a discussion of the businesses of Oasis and Whiting, and important factors to consider in connection with those businesses, see the documents attached hereto or incorporated by reference and referred to in “Where You Can Find More Information.”

Oasis stockholders and Whiting stockholders, in each case as of immediately prior to the merger, will have reduced ownership in the combined company.

Following the closing, based on the number of shares of Oasis common stock outstanding as of the date of the merger agreement, Oasis’ existing stockholders would own approximately 47% of the issued and outstanding shares of the combined company and Whiting’s existing stockholders would own approximately 53% of the issued and outstanding shares of the combined company, in each case on a fully diluted basis. As a result, Oasis’ current stockholders and Whiting’s current stockholders will have less influence on the policies of the combined company than they currently have on the policies of Oasis and Whiting, respectively.

The merger is subject to a number of conditions to the obligations of both Oasis and Whiting to complete the merger, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the merger or result in termination of the merger agreement.

The obligations of Oasis and Whiting to consummate the merger are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the conditions described in “The Merger Agreement — Conditions to Completion of the Merger.”

Many of the conditions to completion of the merger are not within either Oasis’ or Whiting’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the outside date, it is possible that the merger agreement may be terminated. Although Oasis and Whiting have agreed in the merger agreement to use reasonable best efforts, subject to certain limitations, to complete the merger as promptly as practicable, these and other conditions to the completion of the merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the merger may take longer, and could cost more, than Oasis and Whiting expect. Neither Oasis nor Whiting can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent them from occurring. Any delay in completing the merger may adversely affect the cost savings and other benefits that Oasis and Whiting expect to achieve if the merger and the integration of the companies’ respective businesses are completed within the expected timeframe. There can be no assurance that all required regulatory approvals will be obtained or obtained prior to the termination date.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees of Oasis and Whiting, which could adversely affect the future business and operations of the combined company following the merger.

Oasis and Whiting are dependent on the experience and industry knowledge of their respective officers and other key employees to execute their business plans. The combined company’s success after the merger will depend in part upon its ability to retain key management personnel and other key employees of both Oasis and Whiting. Current and prospective employees of Oasis and Whiting may experience uncertainty about their roles within the combined company following the merger or other concerns regarding the timing and completion of the merger or the operations of the combined company following the merger, any of which may have an adverse effect on the ability of Oasis and Whiting to retain or attract key management and other key personnel. If Oasis or Whiting are unable to retain personnel, including key management, who are critical to the future operations of the companies, Oasis and Whiting could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger. No assurance can be given that the combined company, following the merger, will be able to retain or attract key management personnel and other key employees to the same extent that Oasis and Whiting have previously been able to retain or attract their own employees.

The business relationships of Oasis and Whiting may be subject to disruption due to uncertainty associated with the merger, which could have a material adverse effect on the results of operations, cash flows and financial position of Oasis or Whiting pending and following the merger.

Parties with which Oasis or Whiting do business may experience uncertainty associated with the merger, including with respect to current or future business relationships with Oasis or Whiting following the merger. Oasis’ and Whiting’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Oasis or Whiting following the merger. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of Oasis or Whiting, regardless of whether the merger is completed, as well as a material and adverse effect on Oasis’ ability to realize the expected cost savings and other benefits of the merger. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the merger or termination of the merger agreement.

The merger agreement subjects Oasis and Whiting to restrictions on their respective business activities prior to the Company Merger Effective Time.

The merger agreement subjects Oasis and Whiting to restrictions on their respective business activities prior to the Company Merger Effective Time. The merger agreement obligates each of Oasis and Whiting to generally conduct its businesses in the ordinary course until the Company Merger Effective Time and to use its reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and employees and (iii) preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it. These restrictions could prevent Oasis and Whiting from pursuing certain business opportunities that arise prior to the Company Merger Effective Time and are outside the ordinary course of business. See “The Merger Agreement — Conduct of Business” for additional details.

Oasis directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of the Oasis stockholders generally.

In considering the recommendation of the Oasis board that Oasis stockholders vote in favor of the Oasis stock issuance proposal and the Oasis charter amendment proposal, Oasis stockholders should be aware of and take into account the fact that certain Oasis directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Oasis stockholders generally. These interests include, among others, rights to continuing indemnification and directors’ and officers’ liability insurance. See “The Merger — Interests of Certain Oasis Directors and Executive Officers in the Merger” for a more detailed description of these interests. The Oasis board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the merger, in approving the merger agreement and the transactions contemplated thereby, and in recommending that the Oasis stockholders adopt the merger agreement.

Whiting directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of the Whiting stockholders generally.

In considering the recommendation of the Whiting board that Whiting stockholders vote in favor of the Whiting merger proposal and the Whiting merger compensation advisory proposal, Whiting stockholders should be aware of and take into account the fact that, aside from their interests as Whiting stockholders, certain Whiting directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Whiting stockholders generally. These interests are described in more detail in the section entitled “The Merger — Interests of Certain Whiting Directors and Executive Officers in the Merger” for a more detailed description of these interests. The Whiting board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the Company Merger and in recommending the approval of the Whiting merger proposal and the Whiting merger compensation advisory proposal.

The merger agreement limits Oasis’ and Whiting’s respective ability to pursue alternatives to the merger, which may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Oasis or Whiting to pay the other party a termination fee.

The merger agreement contains certain provisions that restrict each of Oasis’ and Whiting’s ability to initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an Oasis competing proposal or Whiting competing proposal, each as described in “The Merger Agreement — No Solicitation; Changes in Recommendation”, as applicable, and Oasis and Whiting have each agreed to certain terms and conditions relating to their ability to engage in, continue or otherwise participate in any discussions with respect to, provide a third party confidential information with respect to or enter into any an acquisition agreement with respect to certain unsolicited proposals that constitute or are reasonably likely to lead to a competing proposal. Further, even if the Oasis board or the Whiting board changes, withdraws, modifies, or qualifies its recommendation with respect to the Oasis stock issuance proposal, the Oasis charter amendment proposal, the Whiting merger proposal or the Whiting merger compensation advisory proposal, as applicable, unless the merger agreement has been terminated in accordance with its terms, both parties will still be required to submit the Oasis stock issuance proposal, the Oasis charter amendment proposal, the Whiting merger proposal and the Whiting merger compensation advisory proposal, as applicable, to a vote at their respective special meetings. In addition, Oasis and Whiting generally have an opportunity to offer to modify the terms of the merger agreement in response to any competing acquisition proposals or intervening events before the Whiting board or Oasis board, respectively, may withdraw or qualify their respective recommendations. For more information, see the section entitled “The Merger Agreement — No Solicitation; Changes in Recommendation.” The merger agreement further provides that, under specified circumstances, including after receipt of certain alternative acquisition proposals, Whiting may be required to pay Oasis a cash termination fee equal to $98.0 million or Oasis may be required to pay Whiting a cash termination fee equal to $98.0 million. See “The Merger Agreement — Expenses and Termination Fees Relating to the Termination of the Merger Agreement” for additional details.

These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of Whiting or Oasis from considering or pursuing an alternative transaction with either party or proposing such a transaction, even if it were prepared, in Whiting’s case, to pay consideration with a higher per share value than the total value proposed to be paid or received in the merger. These provisions might also result in a potential third-party acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

Failure to complete the merger could negatively impact Oasis’ or Whiting’s stock price and have a material adverse effect on their results of operations, cash flows and financial position.

If the merger is not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or if the Oasis stockholders or Whiting stockholders fail to approve the applicable proposals, the ongoing businesses of Oasis and Whiting may be materially adversely affected and, without realizing any of the benefits of having completed the merger, Oasis and Whiting would be subject to a number of risks, including the following:

•	Oasis and Whiting may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•

Oasis and Whiting and their respective subsidiaries may experience negative reactions from their respective customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners;

•	Oasis and Whiting will still be required to pay certain significant costs relating to the merger, such as legal, accounting, financial advisor and printing fees;

•	Oasis or Whiting may be required to pay a termination fee as required by the merger agreement;

•

the merger agreement places certain restrictions on the conduct of the respective businesses pursuant to the terms of the merger agreement, which may delay or prevent the respective companies from undertaking business opportunities that, absent the merger agreement, may have been pursued;

•

matters relating to the merger (including integration planning) require substantial commitments of time and resources by each company’s management, which may have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•

litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Oasis or Whiting to perform their respective obligations pursuant to the merger agreement.

If the merger is not completed, the risks described above may materialize and they may have a material adverse effect on Oasis’ or Whiting’s results of operations, cash flows, financial position and stock prices.

The shares of Oasis common stock to be received by Whiting stockholders upon completion of the merger will have different rights from shares of Whiting common stock.

Upon completion of the merger, Whiting stockholders will no longer be Whiting stockholders. Instead, former Whiting stockholders will become Oasis stockholders and while their rights as Oasis stockholders will continue to be governed by the laws of the state of Delaware, their rights will be subject to and governed by the terms of the Oasis certificate of incorporation and the Oasis bylaws. The terms of the Oasis certificate of incorporation and the Oasis bylaws are in some respects different than the terms of the Whiting certificate of incorporation and the Whiting by-laws, which currently govern the rights of Whiting stockholders. See “Comparison of Stockholder Rights” for a discussion of the different rights associated with shares of Oasis common stock and shares of Whiting common stock.

Completion of the merger may trigger change in control or other provisions in certain agreements to which Oasis or Whiting is a party.

The completion of the merger may trigger change in control or other provisions in certain agreements to which Oasis or Whiting is a party. If Oasis and Whiting are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminating such agreements, or seeking monetary damages. Even if Oasis and Whiting are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate such agreements on terms less favorable to Oasis or Whiting.

Oasis and Whiting are expected to incur significant transaction costs in connection with the merger, which may be in excess of those anticipated by them.

Oasis and Whiting have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the merger, combining the operations of the two companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Oasis and Whiting whether or not the merger is completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs, and filing fees. Oasis will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. Oasis and Whiting will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the merger and the integration of the two companies’ businesses. While Oasis and Whiting have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by Oasis or Whiting even if the merger is not completed, could have an adverse effect on Oasis’ or Whiting’s financial condition and operating results.

Litigation relating to the merger could result in an injunction preventing the completion of the merger and/or substantial costs to Oasis and Whiting.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Oasis’ and Whiting’s respective liquidity and financial condition.

Lawsuits that may be brought against Oasis, Whiting or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the merger. One of the conditions to the closing of the merger is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, that injunction may delay or prevent the merger from being completed within the expected timeframe or at all, which may adversely affect Oasis’ and Whiting’s respective business, financial position and results of operation.

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Oasis’ or Whiting’s business, financial condition, results of operations and cash flows.

Risk Factors Relating to the Combined Company Following the Merger

The combined company may be unable to integrate the business of Oasis and Whiting successfully or realize the anticipated benefits of the merger.

The merger involves the combination of two companies that currently operate as independent public companies. The combination of two independent businesses is complex, costly and time consuming, and each of Oasis and Whiting will be required to devote significant management attention and resources to integrating the business practices and operations of Whiting into Oasis. Potential difficulties that Oasis and Whiting may encounter as part of the integration process include the following:

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the inability to successfully combine the business of Oasis and Whiting in a manner that permits the combined company to achieve, on a timely basis, or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the merger;

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complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	the assumption of contractual obligations with less favorable or more restrictive terms; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger.

In addition, Oasis and Whiting have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the merger, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of the combined company following the merger.

Declaration, payment and amounts of dividends, if any, distributed to stockholders of the combined company will be uncertain.

Although Oasis has paid cash dividends on Oasis common stock in the past, the combined company board may determine not to declare dividends in the future or may reduce the amount of dividends paid in the future. Any payment of future dividends will be at the discretion of the combined company board and will depend on combined company’s results of operations, financial condition, cash requirements, future prospects and other considerations that the combined company board deems relevant, including, but not limited to:

•	the combined company may not have enough cash to pay such dividends or to repurchase shares due to its cash requirements, capital spending plans, cash flow or financial position;

•

decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the combined company board, which could change its dividend practices at any time and for any reason;

•	the combined company’s desire to maintain or improve the credit ratings on its debt;

•	the amount of dividends that the combined company may distribute to its stockholders is subject to restrictions under Delaware law; and

•	the agreements governing the combined company’s indebtedness.

Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

The trading price and volume of the combined company common stock may be volatile following the merger.

The trading price and volume of the combined company common stock may be volatile following completion of the merger. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of the combined company common stock. As a result, you may suffer a loss on your investment. Many factors may impair the market for the combined company common stock and the ability of investors to sell shares at an attractive price, and could also cause the market price and demand for the combined company common stock to fluctuate substantially, which may negatively affect the price and liquidity of the combined company common stock. Many of these factors and conditions are beyond the control of the combined company or the combined company stockholders.

Following the consummation of merger, the market price of the combined company common stock may be depressed by the perception that former Whiting stockholders may sell the shares of common stock they will acquire at closing and for other reasons related to the merger.

Subject to applicable securities laws, former Whiting stockholders, may seek to sell shares of the combined company common stock held by them on the effective date, following the consummation of the merger. The merger agreement contains no restriction on their ability to sell such shares of the combined company common stock. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of the combined company common stock, may affect the market for, and the market price of, shares of the combined company common stock in an adverse manner.

The unaudited pro forma condensed consolidated combined financial statements, the summary pro forma combined proved reserves and production data and the unaudited prospective financial and operating information prepared by Oasis and Whiting included in this joint proxy statement/prospectus are based on a number of preliminary estimates and assumptions and the actual results of operations, cash flows and financial position of the combined company after the merger may differ materially.

The unaudited pro forma information and the unaudited prospective financial information in this joint proxy statement/prospectus is presented for illustrative purposes only, has been prepared based on available information and certain assumptions and estimates that Oasis and Whiting believe are reasonable, and is not necessarily indicative of what Oasis’ actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. Further, the combined company’s actual results and financial position after the pro forma events occur may differ materially and adversely from the unaudited pro forma information included in this joint proxy statement/prospectus. The unaudited pro forma condensed consolidated combined financial statements have been prepared with Oasis as the accounting acquirer under GAAP and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed.

The financial forecasts are based on various assumptions that may not be realized.

The financial estimates set forth in the forecasts included under the sections “The Merger — Certain Unaudited Prospective Financial and Operating Information” were based on assumptions of, and information available to, Oasis management and Whiting management, as applicable, when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Oasis’ and Whiting’s control and may not be realized. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Oasis’ and Whiting’s estimates. In view of these uncertainties, the inclusion of financial estimates in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

Oasis’ and Whiting’s financial estimates were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Oasis nor Whiting undertakes any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial estimates of Oasis and Whiting included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, Oasis and Whiting, as applicable. Moreover, neither Oasis’ nor Whiting’s independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to Oasis’ or Whiting’s prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, Oasis’ and Whiting’s prospective financial information. The reports of such independent accountants included or incorporated by reference herein, as applicable, relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this joint proxy statement/prospectus and should not be read to do so. See “The Merger — Certain Unaudited Prospective Financial and Operating Information” for more information.

The opinions of Oasis’ and Whiting’s respective financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Each of Oasis and Whiting has received an opinion from its respective financial advisor in connection with the signing of the merger agreement, but has not obtained any updated opinion from its respective financial advisor as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Oasis or Whiting, general market and economic conditions and other factors that may be beyond the control of Oasis or Whiting, and on which the companies’ respective financial advisors’ opinions were based, may significantly alter the value of Oasis or Whiting or the prices of the shares of Oasis common stock or Whiting common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because neither Oasis nor Whiting currently anticipates asking its respective financial advisor to update its opinion, such opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The Oasis board’s recommendation that Oasis stockholders vote in favor of the Oasis stock issuance proposal and the Oasis charter amendment proposal and the Whiting board’s recommendation that Whiting stockholders vote in favor of the Whiting merger proposal, Whiting director election proposal and the Whiting merger compensation advisory proposal, however, are made as of the date of this joint proxy statement/prospectus.

The synergies attributable to the merger may vary from expectations.

The combined company may fail to realize the anticipated benefits and synergies expected from the merger, which could adversely affect the combined company’s business, financial condition and operating results. The success of the merger will depend, in significant part, on the combined company’s ability to successfully integrate the acquired business, grow the revenue of the combined company and realize the anticipated strategic benefits and synergies from the combination. Oasis and Whiting believes that the combination of the companies will provide operational and financial scale, increasing free cash flow, and enhancing the combined company’s corporate rate of return. However, achieving these goals requires, among other things, realization of the targeted cost synergies expected from the merger. This growth and the anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If the combined company is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the merger within the anticipated timing or at all, the combined company’s business, financial condition and operating results may be adversely affected.

The future results of the combined company following the merger will suffer if the combined company does not effectively manage its expanded operations.

Following the merger, the size of the business of the combined company will increase significantly. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.

The merger may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the termination of existing contracts.

Following the merger, some of the customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners of Oasis or Whiting may terminate or scale back their current or prospective business relationships with the combined company. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that the combined company is too closely allied with one of their competitors. In addition, Oasis and Whiting have contracts with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners that may require Oasis or Whiting to obtain consents from these other parties in connection with the merger, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners are adversely affected by the merger, or if the combined company, following the merger, loses the benefits of the contracts of Oasis or Whiting, the combined company’s business and financial performance could suffer.

The Oasis certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Oasis stockholders, which could limit Oasis stockholders’ ability to obtain a favorable judicial forum for disputes with Oasis or its directors, officers or other employees.

The Oasis certificate of incorporation provides that, unless Oasis consents in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Oasis, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of Oasis to Oasis or the Oasis stockholders, (iii) any action asserting a claim against Oasis arising pursuant to any provision of the DGCL, the Oasis certificate of incorporation or the Oasis bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Oasis certificate of incorporation or the Oasis bylaws, (v) any action asserting a claim against Oasis governed by the internal affairs doctrine or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such actions or proceeding, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware).

Oasis’ exclusive forum provision is not intended to apply to claims arising under the Securities Act or the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the forum selection provision with respect to such claims, and in any event, the Oasis stockholders would not be deemed to have waived Oasis’ compliance with federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Oasis is deemed to have received notice of and consented to the foregoing forum selection provision. This provision may limit Oasis stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Oasis or its directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Oasis may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition, prospects or results of operations.

If the Oasis stockholders do not approve the Oasis charter amendment proposal, Oasis will issue most of its available authorized shares of Oasis common stock in connection with the completion of the merger, and the combined company will be limited in its ability to raise equity by issuing additional shares of Oasis common stock unless its stockholders approve an amendment to the Oasis certificate of incorporation to increase the number of authorized shares of Oasis common stock.

If the Oasis stockholders do not approve the Oasis charter amendment proposal, the combined company will continue to have 60,000,000 authorized shares of Oasis common stock. As of May 18, 2022, Oasis had an aggregate of 19,627,681 shares of Oasis common stock issued and outstanding. Upon the completion of the merger, Oasis anticipates issuing or reserving for issuance up to 29,474,793 shares of Oasis common stock, resulting in 49,102,474 shares of Oasis common stock issued and outstanding or reserved for issuance, which represents approximately 40.9% of Oasis’ authorized shares of Oasis common stock. If the Oasis stockholders do not approve the Oasis charter amendment proposal, the combined company would have approximately 10,897,526 authorized shares of Oasis common stock available for issuance following the completion of the merger and would be limited in its ability to raise equity by issuing additional shares of Oasis common stock among other things, unless it first obtains approval from its stockholders to amend the Oasis certificate of incorporation to increase the number of authorized shares of Oasis common stock. No assurance can be given that the combined company’s stockholders will approve an increase in the number of authorized shares of Oasis common stock and, even if they approve such an increase, that the combined company will be able to raise equity by issuing additional shares of Oasis common stock. If the combined company is unable to raise equity by issuing additional shares of Oasis common stock, it could have a material adverse effect on the combined company’s business, financial condition, results of operations, cash flows and liquidity.

Other Risk Factors Relating to Oasis and Whiting

As a result of entering into the merger agreement, Oasis’ and Whiting’s businesses are and will be subject to the risks described above. In addition, Oasis and Whiting are, and following completion of the merger, Oasis will be, subject to the risks described in Oasis’ and Whiting’s most recent Annual Report on Form 10-K (as amended) as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

OASIS SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Oasis stockholders as part of a solicitation of proxies by the Oasis board for use at the Oasis special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Oasis stockholders with important information about the Oasis special meeting and should be read carefully in its entirety.

Date, Time and Place of the Oasis Special Meeting

Oasis special meeting will be held on June 28, 2022 at 9:00 a.m., Central Time, at the offices of Oasis located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

Purpose of the Oasis Special Meeting

The Oasis special meeting is being held to consider and vote on the following proposals:

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Proposal 1 (Oasis stock issuance proposal): to approve the issuance of shares of Oasis common stock to Whiting stockholders in connection with the transactions pursuant to the terms of the merger agreement; and

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Proposal 2 (Oasis charter amendment proposal): to approve an amendment to the Oasis certificate of incorporation to increase the number of authorized shares of Oasis common stock from 60,000,000 shares to 120,000,000 shares.

For the avoidance of doubt, the approval of the Oasis charter amendment proposal by the holders of Oasis common stock is not a condition to the closing of the merger or otherwise required to effectuate the merger.

Recommendation of the Oasis Board

The Oasis board unanimously recommends that Oasis stockholders vote:

•	Proposal 1 (Oasis stock issuance proposal): “FOR”; and

•	Proposal 2 (Oasis charter amendment proposal): “FOR.”

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Oasis stockholders should consider when deciding how to cast their votes. Oasis stockholders are encouraged to read the entire document carefully, including the annexes attached to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement, including the Oasis stock issuance proposal and the Oasis charter amendment proposal.

Voting by Directors and Executive Officers

On the Oasis record date, there were 19,627,681 shares of Oasis common stock outstanding. On the Oasis record date, Oasis directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote 118,151 shares of Oasis common stock, or approximately 0.6% of the issued and outstanding shares of Oasis common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Oasis, Oasis currently expects that all of its directors and executive officers will vote their shares “FOR” the Oasis stock issuance proposal and “FOR” the Oasis charter amendment proposal.

Attendance at the Oasis Special Meeting

Only Oasis stockholders of record on the Oasis record date, beneficial owners of Oasis common stock on the Oasis record date, holders of valid proxies for the Oasis special meeting, and invited guests of Oasis may attend the Oasis special meeting, which will be held at the offices of Oasis, 1001 Fannin Street, Suite 1500, Houston, Texas, 77002.

Oasis stockholders will be able to attend, vote their shares, and submit questions during the Oasis special meeting. The Oasis special meeting will begin promptly at 9:00 a.m., Central Time. Oasis stockholders must present valid, government-issued picture identification, such as a driver’s license, before being admitted to the Oasis special meeting. Oasis stockholders with shares held in the name of their brokers, banks or other nominees must bring an account statement or letter from the nominee indicating beneficial ownership on the Oasis record date. Cameras, recording devices, cell phones and other electronic devices may not be used during the special meeting. Oasis stockholders should allow ample time for check-in procedures.

Record Date

The Oasis board has fixed the close of business on May 18, 2022 as the Oasis record date for the determination of the Oasis stockholders entitled to receive notice of, and to vote at, the Oasis special meeting. The Oasis stockholders of record on the Oasis record date are the only Oasis stockholders that are entitled to receive notice of, and to vote at, the Oasis special meeting or any adjournments or postponements of the Oasis special meeting.

Outstanding Shares as of Record Date and Voting Rights of Oasis Stockholders

On the Oasis record date, there were 19,627,681 shares of Oasis common stock outstanding, held by seven holders of record, respectively. Each share of Oasis common stock entitles its holder of record to one vote at the Oasis special meeting.

A complete list of registered Oasis stockholders entitled to vote at the Oasis special meeting will be available for viewing, for purposes germane to the Oasis special meeting, during ordinary business hours for a period of ten days before the Oasis special meeting at our offices at 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the Oasis special meeting, a quorum must be present. A quorum at the Oasis special meeting constitutes the holders of a majority of the voting power of the outstanding shares of Oasis stock entitled to vote at the meeting, present in person or represented by proxy. Abstentions and shares represented by broker non-votes will be considered present and entitled to vote at the Oasis special meeting for the purpose of determining the presence of a quorum, although Oasis does not expect to receive any broker non-votes on the Oasis charter amendment proposal because it is considered routine under the current applicable rules, and therefore banks, brokers or other nominees have discretionary authority to vote on the Oasis charter amendment proposal.

Adjournment

Under the merger agreement, Oasis (i) is required to adjourn or postpone the Oasis special meeting to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to the Oasis stockholders or if, as of the time the Oasis special meeting is scheduled, there are insufficient shares of Oasis common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Oasis special meeting, and (ii) may adjourn or postpone the Oasis special meeting if, as of the time for which the Oasis special meeting is scheduled, there are insufficient shares of Oasis common stock represented (either in person or by proxy) to obtain the approval of the Oasis stock issuance proposal and the Oasis charter amendment proposal. See the section entitled “The Merger Agreement — Efforts to Hold the Oasis and Whiting Special Meetings — Oasis Special Meeting.”

In accordance with Section 3.8 of the Oasis bylaws, the chair of the meeting of stockholders may adjourn the meeting from time to time. No vote of Oasis’ stockholders is required for such adjournment or postponement. At any subsequent reconvening of the Oasis special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Oasis special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Vote Required

The votes required for each proposal are as follows:

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Proposal 1 (Oasis stock issuance proposal). The affirmative vote of a majority of the voting power of shares of Oasis common stock present in person or represented by proxy and entitled to vote thereon is required to approve the Oasis stock issuance proposal. Abstentions will have the same effect as votes “AGAINST” the Oasis stock issuance proposal, while the failure to submit a proxy or vote at the Oasis special meeting will have no effect. Because the Oasis stock issuance proposal is non-routine, banks, brokers and other nominees do not have discretionary authority to vote on the Oasis stock issuance proposal and will not be allowed to vote on the Oasis stock issuance proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its bank, broker or other nominee that results in a broker non-vote will have no effect on the outcome of the Oasis stock issuance proposal; and

•

Proposal 2 (Oasis charter amendment proposal). Approval of the Oasis charter amendment proposal requires the affirmative vote of the holders of a majority of the voting power of the Oasis stock entitled to vote. Abstentions and failures to submit proxies or vote at the Oasis special meeting and broker non-votes will have the same effect as votes “AGAINST” the Oasis charter amendment proposal. Because the Oasis charter amendment proposal is routine, banks, brokers and other nominees have discretionary authority to vote on the Oasis charter amendment proposal, and we do not expect broker non-votes in connection with the Oasis charter amendment proposal.

The merger cannot be completed without the approval of the Oasis stock issuance proposal. The approval of the Oasis charter amendment proposal is not a condition to the closing of the merger or otherwise required to effectuate the merger.

An abstention occurs when the beneficial owner of shares, or a bank, broker or other nominee holding shares for a beneficial owner, is present or represented by proxy, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.

A broker non-vote occurs when a broker or other nominee returns a valid proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Under applicable rules, banks, brokers and other nominees have discretionary voting power with respect to matters that are considered routine. Brokers will be permitted to vote shares of Oasis common stock at the Oasis special meeting with respect to the Oasis charter amendment proposal without receiving instructions from the beneficial owners of such shares. Shares represented by broker non-votes, however, will not be voted on the Oasis stock issuance proposal since the Oasis stock issuance proposal is considered non-routine and therefore the bank, broker or other nominee has no discretionary authority to vote on such proposal. If there are any broker non-votes received, they will have no effect on the outcome of the Oasis stock issuance proposal.

How to Vote

Oasis stockholders of record on the Oasis record date may have their shares of Oasis common stock voted by submitting a proxy by following the instructions provided on the enclosed proxy card. Oasis recommends that Oasis stockholders entitled to vote submit a proxy prior to the Oasis special meeting even if they plan to attend the Oasis special meeting.

Oasis stockholders as of the Oasis record date may vote by any of the four methods listed below.

  Internet. Oasis stockholders may vote on the Internet at http://www.proxyvote.com. This website also allows electronic proxy voting using smartphones, tablets and other web-connected mobile devices (additional charges may apply pursuant to the Oasis stockholders’ service provider plans). The Notice of Internet Availability contains instructions to access the proxy materials, as does the proxy card, if one is received by mail. By voting on the Internet, Oasis stockholders can request electronic delivery of future proxy materials. Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. (Eastern Time) on June 27, 2022.

  Telephone. Oasis stockholders may vote by telephone by following the instructions on the Notice of Internet Availability to access the proxy materials, or on the proxy card, if one is received by mail. Easy-to-follow voice prompts facilitate voting and provide confirmations that votes has been properly recorded. Telephone voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. (Eastern Time) on June 27, 2022.

  Mail. Oasis stockholders that received proxy cards by mail may vote by mail by completing, signing, dating and returning the proxy card in the pre-addressed, postage-paid envelope provided. If an Oasis stockholder votes by mail but the proxy card is returned unsigned, then such vote cannot be counted. If an Oasis stockholder votes by mail and the returned proxy card is signed, but there is no indication of how to vote, the proxy will be voted as recommended by the Oasis board. If mailed, completed and signed proxy cards must be received by June 27, 2022.

  Meeting. Oasis stockholders may attend and vote at the Oasis special meeting.

The Oasis board recommends that voting by using one of the first three methods discussed above, as it is not practical for most shareholders to attend and vote at the Oasis special meeting. Using one of the first three methods discussed above to vote will not limit an Oasis stockholder’s right to vote at the Oasis special meeting if the Oasis stockholder later decides to attend in person.

Oasis stockholders who hold their shares of Oasis common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker or other nominee that holds their shares of record as to how to vote their shares with respect to the Oasis stock issuance proposal and the Oasis charter amendment proposal. Oasis stockholders who hold their shares of Oasis common stock beneficially and wish to vote at the Oasis special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

Proxies and Revocation

Oasis stockholders may revoke a proxy before the voting polls are closed at the Oasis special meeting, by the following methods:

•	voting at a later time by Internet or telephone until 11:59 p.m. (Eastern Time) on June 27, 2022;

•	voting in person at the Oasis special meeting;

•	delivering to the Oasis Corporate Secretary a proxy with a later date or a written revocation of the most recent proxy; or

•	giving notice to the inspector of elections at the Oasis special meeting.

Oasis stockholders that hold their shares in street name (for example, shares held in the name of a bank, broker or other holder of record) and vote by proxy may later revoke such proxy by informing the holder of record in accordance with that entity’s procedures.

Solicitation of Proxies

Oasis will bear all costs of solicitation related to the Oasis special meeting. In addition to sending and making available these materials, some of Oasis’ directors, officers and other employees may solicit proxies by contacting Oasis stockholders via the Internet, by mail, personal interview or telephone. None of Oasis’ officers or employees will receive any extra compensation for soliciting Oasis stockholders. Oasis may also request banking institutions, brokerage firms, custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of the common stock that those companies or persons hold of record, and Oasis will reimburse the forwarding expenses. In addition, Oasis has retained Okapi Partners LLC to assist in soliciting proxies and have agreed to pay Okapi Partners LLC a fee not to exceed $50,000 plus out of pocket expenses. Oasis will bear all costs of solicitation.

No Dissenters’ or Appraisal Rights

Under the DGCL, as well as the governing documents of Oasis, Oasis stockholders are not entitled to dissenters’ or appraisal rights in connection with the Oasis stock issuance or the Oasis charter amendment as contemplated by the merger agreement.

Other Matters

At this time, Oasis knows of no other matters to be submitted at the Oasis special meeting.

Householding of Oasis Special Meeting Materials

One copy of this joint proxy statement/prospectus and notice will be sent to Oasis stockholders that share an address, unless they have notified Oasis that they want to continue receiving multiple packages. Each Oasis stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce Oasis’ expenses. A copy will also be sent upon written or oral request to any Oasis stockholder of a shared address to which a single copy was delivered. If two or more Oasis stockholders with a shared address are currently receiving only one copy, then they may request to receive multiple packages in the future, or if an Oasis stockholder is currently receiving multiple packages, then the Oasis stockholder may request to receive a single copy in the future. Such requests may be made by writing to Investor Relations, Oasis Petroleum Inc., 1001 Fannin Street, Suite 1500, Houston, Texas 77002 or by calling (281) 404-9600.

Questions and Additional Information

Oasis stockholders may contact Oasis’ proxy solicitor with any questions about the Oasis stock issuance proposal, the Oasis charter amendment proposal or how to vote or to request additional copies of any materials at:

Oasis Petroleum Inc.

c/o Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll Free: (855) 208-8902

Email: info@okapipartners.com

OASIS PROPOSAL 1 — OASIS STOCK ISSUANCE PROPOSAL

This joint proxy statement/prospectus is being furnished to you as a stockholder of Oasis as part of the solicitation of proxies by the Oasis board for use at the Oasis special meeting to consider and vote upon a proposal to approve the issuance of shares of Oasis common stock to Whiting stockholders in connection with the transactions pursuant to the terms of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the rules of the NASDAQ, a company listed on the NASDAQ is required to obtain stockholder approval prior to the issuance of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the merger is completed, Oasis will issue 29,474,793 shares of Oasis common stock in connection with the transactions, which will exceed 20% of the shares of Oasis common stock outstanding before such issuance, and for this reason, Oasis must obtain the approval of Oasis stockholders for the issuance of shares of Oasis common stock in connection with the transactions.

In the event the Oasis stock issuance proposal is approved by the Oasis stockholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of Oasis common stock pursuant to the merger agreement, Oasis will not issue any shares of Oasis common stock as a result of the approval of the Oasis stock issuance proposal.

The Oasis board has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the Oasis stock issuance, are fair to, and in the best interests of, Oasis and the Oasis stockholders and approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the Oasis stock issuance.

The Oasis board accordingly unanimously recommends that Oasis stockholders vote “FOR” the Oasis stock issuance proposal pursuant to the merger agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in “The Merger” and “The Merger Agreement” and as attached as Annex A to this joint proxy statement/prospectus. The merger cannot be completed without the approval of the Oasis stock issuance proposal.

Assuming a quorum is present at the Oasis special meeting, approval of the Oasis stock issuance proposal requires the affirmative vote of a majority of the voting power of shares of Oasis stock present in person or represented by proxy and entitled to vote thereon at the Oasis special meeting. Accordingly an Oasis stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the Oasis stock issuance proposal, while a broker non-vote or the failure of an Oasis stockholder to submit a proxy or vote at the Oasis special meeting will have no effect.

IF YOU ARE AN OASIS STOCKHOLDER,

THE OASIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” THE OASIS STOCK ISSUANCE PROPOSAL

OASIS PROPOSAL 2 — OASIS CHARTER AMENDMENT PROPOSAL

The Oasis certificate of incorporation currently authorizes 60,000,000 shares of Oasis common stock. The merger agreement contemplates the amendment to the Oasis certificate of incorporation to authorize 120,000,000 shares of Oasis common stock. The Oasis board believes that the increased number of authorized shares of Oasis common stock contemplated by the Oasis charter amendment is important to the combined company in order for additional shares to be available for issuance from time to time, without further action or authorization by Oasis stockholders (except as required by applicable law or the NASDAQ rules), if needed for such corporate purposes as may be determined by the Oasis board. The additional shares of Oasis common stock authorized would be part of the existing class of Oasis common stock and, if issued, would have the same rights and privileges as the shares of Oasis common stock presently issued and outstanding.

As of May 18, 2022, Oasis had an aggregate of 19,627,681 shares of Oasis common stock issued and outstanding. Upon the completion of the merger, Oasis anticipates issuing or reserving for issuance up to 29,474,793 shares of Oasis common stock, resulting in 49,102,474 shares of Oasis common stock issued and outstanding or reserved for issuance, which represents approximately 40.9% of Oasis’ authorized shares of Oasis common stock. If the Oasis stockholders do not approve the Oasis charter amendment proposal, the combined company would have approximately 10,897,526 authorized shares of Oasis common stock available for issuance following the completion of the merger and would be limited in its ability to raise equity by issuing additional shares of Oasis common stock among other things, unless it first obtains approval from its stockholders to amend the Oasis certificate of incorporation to increase the number of authorized shares of Oasis common stock. No assurance can be given that the combined company’s stockholders will approve an increase in the number of authorized shares of Oasis common stock and, even if they approve such an increase, that the combined company will be able to raise equity by issuing additional shares of Oasis common stock. If the combined company is unable to raise equity by issuing additional shares of Oasis common stock, it could have a material adverse effect on the combined company’s business, financial condition, results of operations, cash flows and liquidity.

The Oasis board desires to increase the number of shares available for issuance in order to provide the combined company with flexibility for business and financial purposes, including to provide appropriate equity incentives for Oasis’ employees, officers, directors, consultants and advisors. The additional shares may be used for various purposes without further stockholder approval. These purposes may include: (1) raising capital, if Oasis has an appropriate opportunity, through offerings of Oasis common stock or securities that are convertible into or exchangeable for shares of Oasis common stock; (2) exchanges of Oasis common stock or securities that are convertible into or exchangeable for shares of Oasis common stock for other outstanding securities; (3) providing equity incentives to employees, officers, directors, consultants or advisors; (4) expanding Oasis’ business through the acquisition of other businesses or assets; (5) stock splits, dividends, and similar transactions; and (6) other purposes.

The Oasis board has unanimously determined that the Oasis charter amendment is fair to, and in the best interests of, Oasis and the Oasis stockholders and approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the Oasis charter amendment.

The Oasis board accordingly unanimously recommends that Oasis stockholders vote “FOR” the Oasis charter amendment proposal pursuant to the merger agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in “The Merger” and “The Merger Agreement” and as attached as Annex A to this joint proxy statement/prospectus. For the avoidance of doubt, the approval of the Oasis charter amendment proposal by the holders of Oasis common stock is not a condition to the closing of the merger or otherwise required to effectuate the merger.

Assuming a quorum is present at the Oasis special meeting, approval of the Oasis charter amendment proposal requires the affirmative vote of the holders of a majority of the voting power of the Oasis stock entitled to vote. Accordingly an Oasis stockholder’s abstention from voting or failure to submit a proxy or vote at the Oasis special meeting will have the same effect as votes “AGAINST” the Oasis charter amendment proposal.

Because brokers, banks, and other nominees have discretionary authority to vote on the Oasis charter amendment proposal, we do not expect broker non-votes in connection with the Oasis charter amendment proposal.

IF YOU ARE AN OASIS STOCKHOLDER,

THE OASIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” THE OASIS CHARTER AMENDMENT PROPOSAL

WHITING SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Whiting stockholders as part of a solicitation of proxies by the Whiting board for use at the Whiting special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Whiting stockholders with important information about the Whiting special meeting and should be read carefully in its entirety.

Date, Time and Place of the Whiting Special Meeting

The Whiting special meeting will be held on June 28, 2022 at 8:00 a.m., Mountain Time. The Whiting special meeting will be a virtual meeting conducted via live audio webcast, which you can attend by visiting meetnow.global/MWWVLRG.

Purposes of the Whiting Special Meeting

The Whiting special meeting is being held to consider and vote on the following proposals:

•

Proposal 1 (Whiting merger proposal): to approve and adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which, among other things, Oasis and Whiting will merge through (i) the merger of Merger Sub with and into Whiting, with Whiting surviving such merger its existence as the surviving corporation following the Company Merger as a direct wholly owned subsidiary of Oasis, and (ii) the subsequent merger of the surviving corporation with and into LLC Sub, with LLC Sub continuing its existence as the surviving entity following the LLC Sub Merger as a direct wholly owned subsidiary of Oasis;

•

Proposal 2 (Whiting merger compensation advisory proposal): to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Whiting’s named executive officers that is based on or otherwise relates to the merger, discussed under the heading “The Merger—Interests of Certain Whiting Directors and Executive Officers in the Merger”;

•

Proposal 3 (Whiting director election proposal): to elect the seven directors named in this proxy statement/prospectus to the Whiting board to hold office until the earlier of (A) the completion of the merger and (B) the 2023 annual meeting of Whiting stockholders and until their respective successors are duly elected and qualified; and

•	Proposal 4 (Whiting annual compensation advisory proposal): to approve, on a non-binding advisory basis, the compensation of Whiting’s named executive officers.

Recommendation of the Whiting Board

The Whiting board unanimously recommends that Whiting stockholders vote:

•	Proposal 1 (Whiting merger proposal): “FOR”;

•	Proposal 2 (Whiting merger compensation advisory proposal): “FOR”;

•	Proposal 3 (Whiting director election proposal): “FOR”; and

•	Proposal 4 (Whiting annual compensation advisory proposal): “FOR.”

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Whiting stockholders should consider when deciding how to cast their votes. Whiting stockholders are encouraged to read the entire document carefully, including the annexes attached and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement and the merger.

The Non-Binding Merger Compensation Advisory Proposal and Interests of Directors

In considering the recommendations of the Whiting board, Whiting stockholders should be aware that some of Whiting’s directors and executive officers may have interests that are different from, or in addition to, the interests of Whiting stockholders more generally. For additional information, please see “The Merger — Interests of Certain Whiting Directors and Executive Officers in the Merger.”

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Whiting provide its stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Whiting’s named executive officers that is based on or otherwise relates to the merger, as disclosed in this joint proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “The Merger — Interests of Certain Whiting Directors and Executive Officers in the Merger.” This vote is commonly referred to as a “golden parachute say on pay” vote. Accordingly, Whiting stockholders are being provided with the opportunity to cast an advisory (non-binding) vote on those change of control payments.

Whiting stockholders should note that the non-binding compensation proposal is merely an advisory vote that will not be binding on Whiting, Oasis or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated, the eligibility of the Whiting named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

The proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Whiting’s named executive officers that is based on or otherwise relates to the merger is a vote separate and apart from the vote on the proposal to adopt the merger agreement. Accordingly, a Whiting stockholder may vote to approve one proposal and not the other. Because the vote on the proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Whiting’s named executive officers that is based on or otherwise relates to the merger is advisory in nature only, it will not be binding on Whiting or Oasis, and the approval of the proposal is not a condition to the completion of the merger or otherwise required to effectuate the merger.

Voting by Directors and Executive Officers

On the Whiting record date, there were 39,241,819 shares of Whiting common stock outstanding. On the Whiting record date, Whiting directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote 238,730 shares of Whiting common stock, or approximately 0.6% of the issued and outstanding shares of Whiting common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Whiting, Whiting currently expects that all of its directors and executive officers will vote their shares “FOR” the Whiting merger proposal, “FOR” the Whiting merger compensation advisory proposal, “FOR” the Whiting director election proposal and “FOR” the Whiting annual compensation advisory proposal.

Attendance at the Whiting Special Meeting

Only Whiting stockholders of record on the Whiting record date, beneficial owners of Whiting common stock on the Whiting record date, holders of valid proxies for the Whiting special meeting, and invited guests of Whiting may attend the Whiting special meeting, which will be conducted virtually.

Whiting stockholders will be able to attend, vote their shares, and submit questions during the Whiting special meeting via a live audio webcast available by visiting the following website: meetnow.global/MWWVLRG. To join-in the Whiting special meeting, Whiting stockholders will need the control number included on their proxy card or on the instructions that accompanied their proxy materials.

The Whiting stockholder question and answer session will include questions submitted live during the Whiting special meeting. Questions may be submitted during the Whiting special meeting through meetnow.global/MWWVLRG.

The Whiting special meeting will begin promptly at 8:00 a.m., Mountain Time. Online check-in will begin at approximately 7:30 a.m., Mountain Time, and Whiting stockholders should allow ample time for the online check-in.

Record Date

The Whiting board has fixed the close of business on May 18, 2022 as the Whiting record date for the determination of the Whiting stockholders entitled to receive notice of, and to vote at, the Whiting special meeting. The Whiting stockholders of record on the Whiting record date are the only Whiting stockholders that are entitled to receive notice of, and to vote at, the Whiting special meeting or any adjournments or postponements of the Whiting special meeting.

Outstanding Shares as of Record Date and Voting Rights of Whiting Stockholders

On the Whiting record date, there were 39,241,819 shares of Whiting common stock outstanding, held by 411 holders of record. Each outstanding share of Whiting common stock entitles its holder of record to one vote on each matter to be considered at the Whiting special meeting. Whiting stockholders are entitled to vote on each proposal presented. A complete list of registered Whiting stockholders entitled to vote at the Whiting special meeting will be available for inspection at Whiting’s principal executive offices at 1700 Lincoln Street, Suite 4700, Denver, Colorado 80203, during ordinary business hours for a period of no less than ten days before the Whiting special meeting. The list of stockholders will also be available to stockholders during the Whiting special meeting through the link meetnow.global/MWWVLRG.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the Whiting special meeting, a quorum must be present. A quorum at the Whiting special meeting requires the presence of the holders of a majority of the outstanding shares of the Corporation entitled to vote generally in the election of directors, present in person or represented by proxy. Abstentions will be counted for purposes of determining whether there is a quorum at the Whiting special meeting. Shares represented by broker non-votes will not be considered present and entitled to vote at the Whiting special meeting for the purpose of determining the presence of a quorum.

Adjournment

If a quorum is not present or represented, the chairman of the meeting may adjourn the Whiting special meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Vote Required

The votes required for each proposal are as follows:

•

Proposal 1 (Whiting merger proposal): Approval of the Whiting merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Whiting common stock entitled to vote on the Whiting merger proposal. Accordingly, a Whiting stockholder’s abstention from voting, a broker non-vote, the failure of a Whiting stockholder to vote or the failure of a Whiting stockholder to submit a proxy will have the same effect as a vote “AGAINST” the Whiting merger proposal;

•

Proposal 2 (Whiting merger compensation advisory proposal): Approval of the Whiting merger compensation advisory proposal on a non-binding advisory basis requires the affirmative vote of a majority of the voting power of shares of Whiting common stock present in person or represented by proxy and entitled to vote thereon, provided that a quorum is present. Accordingly, a Whiting stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the Whiting merger compensation advisory proposal, while a broker non-vote or the failure of a Whiting stockholder to vote will have no effect on the outcome of the Whiting merger compensation advisory proposal;

•

Proposal 3 (Whiting director election proposal): Election of each of the seven directors named in the Whiting director election proposal requires a plurality of the votes cast at the Whiting special meeting, provided that a quorum is present, subject to the Whiting Majority Voting Policy. Accordingly, assuming there is a quorum, a Whiting stockholder’s abstention from voting, a broker non-vote or the failure of a Whiting stockholder to vote will have no effect on the outcome of the Whiting director election proposal; and

•

Proposal 4 (Whiting annual compensation advisory proposal): Approval of the Whiting annual compensation advisory proposal on a non-binding advisory basis requires the affirmative vote of a majority of the voting power of shares of Whiting common stock present in person or represented by proxy and entitled to vote thereon, provided that a quorum is present. Accordingly, a Whiting stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the Whiting annual compensation advisory proposal, while a broker non-vote or the failure of a Whiting stockholder to vote will have no effect on the outcome of the Whiting annual compensation advisory proposal.

An abstention occurs when the beneficial owner of shares, or a bank, broker or other nominee holding shares for a beneficial owner, is present at the virtual Whiting special meeting or by proxy, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot. A broker non-vote occurs when a broker or other nominee returns a valid ballot or proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Under applicable rules, banks, brokers and other nominees have discretionary voting power with respect to matters that are considered routine. Shares represented by broker non-votes, however, will not be voted on the Whiting merger proposal, Whiting merger compensation advisory proposal or the Whiting annual compensation advisory proposal since such proposals are considered non-routine and therefore the bank, broker or other nominee has no discretionary authority to vote on such proposal. Such shares will be disregarded in the calculation of shares “present in person or represented by proxy” with respect to the Whiting proposals and therefore will have the same effect as a vote “AGAINST” the Whiting merger proposal and no effect on the outcome of the Whiting merger compensation advisory proposal, the Whiting annual compensation advisory proposal and the Whiting director election proposal.

How to Vote

Whiting stockholders of record on the Whiting record date may have their shares of Whiting common stock voted by submitting a proxy or may vote online at the Whiting special meeting by following the instructions provided on the enclosed proxy card. Whiting recommends that Whiting stockholders entitled to vote submit a proxy prior to the Whiting special meeting even if they plan to attend the Whiting special meeting.

Whiting stockholders of record may vote in one of the following ways:

•

Internet: Whiting stockholders of record may vote over the internet at the web address shown on their proxy card or voting instruction form. Whiting stockholders of record will need to use the control number appearing on their proxy card to vote via the internet. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time (9:59 p.m., Mountain Time), on June 27, 2022. If Whiting stockholders vote via the internet, they do not need to return their proxy card. The internet voting procedures are designed to authenticate stockholder identities, to allow stockholders to give their voting instructions and to confirm that stockholders’ instructions have been recorded properly. Stockholders voting by internet should remember that the stockholder must bear costs associated with electronic access, such as usage charges from internet access providers.

•

Telephone: Whiting stockholders of record may vote by calling the toll-free telephone number shown on their proxy card or voting instruction form. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time (9:59 p.m., Mountain Time), on June 27, 2022. Whiting stockholders who vote this way need not send in their proxy card. The telephone voting procedures are designed to authenticate stockholder identities, to allow stockholders to give their voting instructions, and to confirm that stockholders’ instructions have been recorded properly. Stockholders voting by telephone should remember that the stockholder must bear costs associated with electronic access, such as usage charges from telephone companies.

•

Mail: Whiting stockholders of record may vote by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this joint proxy statement/prospectus. Whiting stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Whiting special meeting.

•

At the Meeting: Whiting stockholders of record who attend the Whiting special meeting online have the right to vote online at the Whiting special meeting. Whiting beneficial owners who wish to vote at the Whiting special meeting will need a legal proxy from their bank, broker, or other nominee authorizing them to vote those shares online at the Whiting special meeting.

Whiting stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Whiting special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Whiting board.

Whiting stockholders who hold their shares of Whiting common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1, 2, 3 and 4. Whiting stockholders who hold their shares of Whiting common stock beneficially and wish to vote at the virtual Whiting special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

Proxies and Revocation

Whiting stockholders of record may revoke their proxies at any time before their shares of Whiting common stock are voted at the Whiting special meeting in any of the following ways:

•

sending a written notice of revocation to Whiting at 1700 Lincoln Street, Suite 4700, Denver, Colorado 80203, Attention: Corporate Secretary, which must be received before their shares are voted at the Whiting special meeting;

•

properly submitting a new, later-dated proxy card, which must be received by 11:59 p.m., Eastern Time (9:59 p.m., Mountain Time), June 27, 2022 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting a proxy via the internet or by telephone at a later date, which must be received by 11:59 p.m., Eastern Time (9:59 p.m., Mountain Time), on June 27, 2022 before it is voted at the Whiting special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the Whiting special meeting and voting online using their control number during the meeting; attendance at the virtual Whiting special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of shares of Whiting common stock may change their voting instruction by submitting new voting instructions to the banks, brokers or other nominees that hold their shares of record or by requesting a “legal proxy” from such bank, broker or other nominee and voting at the virtual Whiting special meeting. Whiting stockholders who hold their shares in “street name” by a bank or broker, should follow the instructions of their bank or broker regarding the revocation of proxies.

All shares represented by a valid proxy, and that are not revoked, will be voted in accordance with the instructions provided on the proxy. If a Whiting stockholder makes no specification on their proxy as to how they want their shares voted with respect to the Whiting merger proposal, the Whiting merger compensation advisory proposal, the Whiting director election proposal and the Whiting annual compensation advisory proposal before signing and returning it, their proxy will be voted “FOR” approval and adoption of the Whiting merger proposal and the merger it contemplates, “FOR” approval, on a non-binding, advisory basis, of the Whiting merger compensation advisory proposal, “FOR” the Whiting director election proposal, and “FOR” approval, on a non-binding, advisory basis, of the Whiting annual compensation advisory proposal.

Solicitation of Proxies

Whiting will pay for the proxy solicitation costs related to the Whiting special meeting. In addition to sending and making available these materials, some of Whiting’s directors, officers and other employees may solicit proxies by contacting Whiting stockholders by telephone, by mail, by e-mail or in person. Whiting stockholders may also be solicited by news releases issued by Whiting and/or Oasis, postings on Whiting’s or Oasis’ websites and advertisements in periodicals. None of Whiting’s directors, officers or employees will receive any extra compensation for their solicitation services. Whiting has also made arrangements with Georgeson LLC to assist them in soliciting proxies and have agreed to pay it an estimated fee of approximately $20,000 plus expenses for these services. Whiting may also ask banks, brokers, trusts and other nominees to forward proxy solicitation materials to the Whiting stockholders held of record by such banks, brokers, trusts or other nominees. Whiting will reimburse banks, brokers and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of Whiting common stock and obtaining their proxies.

Appraisal Rights and Dissenters’ Rights

Whiting stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Whiting common stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with the DGCL will not be converted into Oasis common stock, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law.

For more information regarding dissenters’ or appraisal rights, please see “The Merger—Appraisal Rights and Dissenters’ Rights.”

Other Matters

At this time, Whiting knows of no other matters to be submitted at the Whiting special meeting.

Householding of Special Meeting Materials

Unless Whiting has received contrary instructions, Whiting may send a single copy of this joint proxy statement/prospectus and notice to any household at which two or more stockholders reside if Whiting believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce Whiting’s expenses.

Questions and Additional Information

Whiting stockholders may contact Whiting’s Corporate Secretary or Georgeson with any questions about the proposals or how to vote or to request additional copies of any materials at:

Whiting Petroleum Corporation

1700 Lincoln Street, Suite 4700

Denver, Colorado 80203

(303) 837-1661

Whiting Petroleum Corporation

c/o Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Stockholders, Banks and Brokers

Call Toll Free: 888-219-8320

E-mail: whitingpetroleum@georgeson.com

WHITING PROPOSAL 1 — WHITING MERGER PROPOSAL

The Whiting board, after due and careful discussion and consideration, unanimously approved and recommended Whiting stockholder approval and adoption of the merger agreement, the execution, delivery and performance of the merger agreement and the consummation of the merger contemplated thereby.

The Whiting board accordingly unanimously recommends that Whiting stockholders vote “FOR” the proposal to approve and adopt the merger agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus entitled “The Merger” and “The Merger Agreement,” and as attached as Annex A to this joint proxy statement/prospectus.

The merger between Whiting and Oasis cannot be completed without the affirmative vote of the holders of a majority of the outstanding shares of Whiting common stock entitled to vote on the Whiting merger proposal. Accordingly, a Whiting stockholder’s abstention from voting, a broker non-vote, the failure of a Whiting stockholder to vote or the failure of a Whiting stockholder to submit a proxy will have the same effect as a vote “AGAINST” the Whiting merger proposal.

IF YOU ARE A WHITING STOCKHOLDER,

THE WHITING BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” THE WHITING MERGER PROPOSAL

WHITING PROPOSAL 2 — WHITING MERGER COMPENSATION ADVISORY PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Whiting is seeking a non-binding advisory stockholder approval of the compensation of Whiting’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The Merger— Interests of Certain Whiting Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to Whiting’s Named Executive Officers in Connection with the Merger.” The proposal gives Whiting stockholders the opportunity to express their views on the compensation of Whiting’s named executive officers.

Accordingly, the Whiting board unanimously recommends that Whiting stockholders vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that Whiting stockholders approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Whiting’s named executive officers that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger — Interests of Certain Whiting Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to Whiting’s Named Executive Officers in Connection with the Merger” (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

The vote on the Whiting merger compensation advisory proposal is a vote separate and apart from the vote on the Whiting merger proposal. Accordingly, Whiting stockholders may vote to approve the Whiting merger proposal and vote not to approve the Whiting merger compensation advisory proposal, and vice versa. If the merger is completed, the compensation may be paid to Whiting’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if the Whiting stockholders fail to approve the Whiting merger compensation advisory proposal. For the avoidance of doubt, the approval of the Whiting merger compensation advisory proposal is not a condition to the closing of the merger or otherwise required to effectuate the merger.

Approval of the Whiting merger compensation advisory proposal on a non-binding advisory basis requires the affirmative vote of a majority of the voting power of shares of Whiting common stock present in person or represented by proxy and entitled to vote thereon, provided that a quorum is present. Accordingly, a Whiting stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the Whiting merger compensation advisory proposal, while a broker non-vote or the failure of a Whiting stockholder to vote will have no effect on the outcome of the Whiting merger compensation advisory proposal.

IF YOU ARE A WHITING STOCKHOLDER,

THE WHITING BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” THE WHITING MERGER COMPENSATION ADVISORY

PROPOSAL ON A NON-BINDING ADVISORY BASIS

WHITING PROPOSAL 3 — WHITING DIRECTOR ELECTION PROPOSAL

The Whiting board currently consists of seven directors with terms that expire at the Whiting special meeting. The entire Whiting board is generally elected annually for a term to hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified.

At the Whiting special meeting, the stockholders will elect seven directors to hold office until the earlier of (A) the completion of the merger and (B) the 2023 annual meeting of stockholders and until their respective successors are duly elected and qualified. The Whiting board, upon the recommendation of the Whiting Nominating and Governance Committee, has nominated each current director for election at the Whiting special meeting.

The Whiting board has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected. However, in the event that any nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Whiting board.

The following sets forth certain information, as of March 31, 2022, about the Whiting board’s nominees for election at the Whiting special meeting, including an account of their specific business experience; the names of publicly held and certain other corporations of which they also are, or have been within the past five years, directors; and a discussion of their specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as directors.

Nominees for Election at the Whiting Special Meeting

Janet L. Carrig

Independent Director Director since 2020 Age 64 Committees: ESG Nominating and Governance (Chair)

Janet L. Carrig has been a director of Whiting Petroleum Corporation since September 2020. Ms. Carrig served as Senior Vice President, Legal, General Counsel and Corporate Secretary of ConocoPhillips from 2007 to 2018. Prior to joining ConocoPhillips, she worked at Zelle, Hoffman, Voelbel, Mason and Gette, Kmart Corporation, Kellogg Company and Sara Lee Corporation. She began her career as a law clerk on the Third Circuit Court of Appeals. Ms. Carrig received a Bachelor of Arts degree in history, with honors, from Grinnell College and a Juris Doctor degree from Yale University.

Other Public Company Boards:

EQT Corporation (since 2019)

Experience and Qualifications: Ms. Carrig has substantial legal, regulatory and governance expertise, extensive executive leadership experience and a strong exploration and production industry background, having served for over a decade as general counsel of ConocoPhillips.

Susan M. Cunningham

Independent Director Director since 2020 Age 66 Committees: Audit ESG (Chair)	Susan M. Cunningham has been a director of Whiting Petroleum Corporation since September 2020. From 2017 to 2019, Ms. Cunningham served as an Advisor for Darcy Partners, a consulting firm. Ms. Cunningham served as Executive Vice President, EHSR and New Frontiers, for Noble Energy, Inc. from 2014 to 2017. She previously served at Noble Energy, Inc. as Senior Vice President of Gulf of Mexico, West Africa and Frontier Ventures. In addition, she established Noble Energy’s business and innovation department, which she also oversaw. Prior to Noble Energy, Ms. Cunningham held various positions at Texaco U.S.A., Statoil Energy, Inc. and Amoco Corporation. She holds a bachelor’s in geology from McMaster University in Ontario, Canada. She also completed an advanced management program through Rice University’s Office of Executive Development.

Other Public Company Boards:

Enbridge Inc. (since 2019)

Oil Search Limited (2018-2021)

Experience and Qualifications: Ms. Cunningham has more than 35 years of oil and gas industry experience and brings strong leadership skills and extensive exploration and production experience and knowledge developed as a senior executive of Noble Energy, Inc.

Paul J. Korus

Independent Director Director since 2020 Age 65 Committees: Audit (Chair) Nominating and Governance

Paul J. Korus has been a director of Whiting Petroleum Corporation since September 2020. Mr. Korus was the Senior Vice President, Chief Financial Officer of Cimarex Energy Co. from 2002 until his retirement in 2015, and held the same positions with its predecessor, Key Production Company, from 1999 through 2002. He began his oil and gas career in 1982 with Apache Corporation, where he held positions in corporate planning, information technology and investor relations. He holds a Bachelor of Science degree in economics and a Master of Science degree in accounting from the University of North Dakota.

Other Public Company Boards:

Antero Resources Corporation (2018-2021)

PDC Energy, Inc. (since 2020)

SRC Energy Inc. (2016-2020)

Experience and Qualifications: Mr. Korus has more than 35 years of oil and gas industry experience and brings strong financial and accounting expertise, having served as Chief Financial Officer of Cimarex Energy Co., as well as his experience having served as a director of several other public energy companies.

Kevin S. McCarthy

Independent Director Director since 2020 Age 62 Committees: Compensation and Human Resources Nominating and Governance	Kevin S. McCarthy has been Chairman of the Board of Whiting Petroleum Corporation since September 2020. Mr. McCarthy has served as Vice Chairman at Kayne Anderson Capital Advisors, L.P. (“Kayne Anderson”) since 2019 and was Chairman of the Board for Kayne Anderson’s closed-end funds from 2004 through July 2020 and Chief Executive Officer for Kayne Anderson’s closed end funds from 2004 to 2019. Prior to joining Kayne Anderson, Mr. McCarthy was global head of energy investment banking at UBS Securities and held similar positions at PaineWebber Incorporated and Dean Witter. He holds a Bachelor of Arts degree in economics and geology from Amherst College and a Master of Business Administration degree in finance from the Wharton School at the University of Pennsylvania.

Other Public Company Boards:

Altus Midstream Company (since 2017)

PAA GP Holdings LLC (since 2020)

Kayne Anderson Public Funds (2004-2020)

ONEOK, Inc. (2015-2017)

Range Resources Corporation (2005-2018)

Experience and Qualifications: Mr. McCarthy has significant energy finance and investment experience with deep knowledge of oil and gas commodity markets and oil and gas companies both as an investment banker and from having served as Chairman and Chief Executive Officer at Kayne Anderson.

Lynn A. Peterson

Director Director since 2020 Age 68 Committee: ESG

Lynn A. Peterson has been the President and Chief Executive Officer and a director of Whiting Petroleum Corporation since September 2020. Prior to joining Whiting, Mr. Peterson was the Chairman of the Board, Chief Executive Officer and President of SRC Energy Inc. from May 2015 to January 2020 until the closing of its merger with PDC Energy, Inc. From January 2020 to September 2020 he was a private investor. He was a co-founder of Kodiak Oil & Gas Corporation (“Kodiak”) and served Kodiak as a director (2001-2014) and as its President, Chief Executive Officer (2002-2014) and Chairman of the Board (2011-2014) until its acquisition by Whiting Petroleum Corporation in December 2014. He also previously served as a director at Whiting from December 2014 to June 2015. Mr. Peterson has 41 years of industry experience. He holds a Bachelor of Science degree in accounting from the University of Northern Colorado.

Other Public Company Boards:

Denbury Resources Inc. (since 2017)

PDC Energy, Inc. (since 2020)

SRC Energy Inc. (2015-2020)

Experience and Qualifications: In addition to being Whiting’s Chief Executive Officer, Mr. Peterson has 41 years of experience in the oil and gas industry and his prior roles of chief executive officer and service as director at other public energy companies provide valuable understanding of management processes and strategy of oil and gas companies.

Daniel J. Rice IV

Independent Director Director since 2020 Age 41 Committees: Audit Compensation and Human Resources	Daniel J. Rice IV has been a director of Whiting Petroleum Corporation since September 2020. Mr. Rice has been a partner at Rice Investment Group since 2018. Mr. Rice was the Chief Executive Officer of Rice Energy Inc. from 2013 until its sale to EQT Corporation in 2017. Mr. Rice also served as Chief Executive Officer of Rice Midstream Partners from 2014 until Rice Energy Inc.’s merger with EQT in 2017. From 2008 until 2013 he held other executive roles at Rice Energy Inc. Mr. Rice previously served as Chief Executive Officer for two special purpose acquisition companies, Rice Acquisition Corp I and Rice Acquisition Corp II. Before Rice Energy Inc., Mr. Rice worked at Tudor Pickering & Holt, Transocean Inc. and Tyco International. He holds a Bachelor of Science degree in finance from Bryant University.

Other Public Company Boards:

EQT Corporation (since 2017)

Archaea Energy (since 2021)

Rice Acquisition Corp. II (since 2021)

Rice Acquisition Corp. I (2020-2021)

Rice Energy Inc. (2014-2017)

Rice Midstream Partners LP (2014-2017)

Experience and Qualifications: Mr. Rice has over a decade of experience in the energy industry and brings extensive oil and gas industry expertise and executive level experience, including from having served as Chief Executive Officer of Rice Energy Inc.

Anne Taylor

Independent Director Director since 2020 Age 66 Committees: Compensation and Human Resources (Chair) ESG

Anne Taylor has been a director of Whiting Petroleum Corporation since September 2020. Ms. Taylor is the President and sole owner of AT Strategies LLC, a consulting firm providing executive coaching services. Ms. Taylor retired in 2018 from Deloitte LLP (“Deloitte”), which she joined in 1987. She was Vice Chairman and Managing Partner of the Houston office at Deloitte from 2013 to 2018 and held other top executive positions with Deloitte including U.S. Chief Strategy Officer and Global Leader for e-business. Ms. Taylor received Bachelor of Science and Master of Science degrees in engineering from the University of Utah. She also attended Princeton University for doctorate studies in civil engineering, where she focused on transportation and mobility.

Other Public Company Boards:

Group 1 Automotive, Inc. (since 2018)

Southwestern Energy Company (since 2018)

Experience and Qualifications: Ms. Taylor has extensive background in business strategy development and execution, management and leadership, talent development and corporate governance, as well as energy industry and public company knowledge.

Election of each of the seven directors named in the Whiting director election proposal requires a plurality of the votes cast at the Whiting special meeting, provided that a quorum is present, subject to the Whiting Majority Voting Policy. Accordingly, assuming there is a quorum, a Whiting stockholder’s abstention from voting, a broker non-vote or the failure of a Whiting stockholder to vote will have no effect on the outcome of the Whiting director election proposal. For the avoidance of doubt, the approval of the Whiting director election proposal is not a condition to the closing of the merger or otherwise required to effectuate the merger.

IF YOU ARE A WHITING STOCKHOLDER,

THE WHITING BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” EACH DIRECTOR NOMINEE

WHITING GOVERNANCE INFORMATION

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Whiting Petroleum Corporation prior to the consummation of the merger.

Corporate Governance Documents

The Whiting board has adopted, regularly reviews and, if appropriate, revises Whiting’s Corporate Governance Guidelines and written charters for Whiting’s Audit Committee, Compensation and Human Resources Committee, ESG Committee and Nominating and Governance Committee. The Whiting board has also adopted the Whiting Petroleum Corporation Code of Business Conduct and Ethics, which applies to Whiting’s directors and employees. Each of Whiting’s directors and employees annually confirms in writing that he or she has reviewed and will fully comply with the Code of Business Conduct and Ethics.

Copies of each of these documents are available on Whiting’s website at www.whiting.com. Whiting is not including the information contained on its website as part of, or incorporating it by reference into, this joint proxy statement/prospectus.

Independence of Directors

Of the seven directors currently serving on the Whiting board, the Whiting board, upon the recommendation of the Nominating and Governance Committee, has determined that each of Mses. Carrig, Cunningham and Taylor and Messrs. Korus, McCarthy and Rice has no material relationship with Whiting and is independent under NYSE listing standards. The Whiting board has established categorical standards within Whiting’s Corporate Governance Guidelines to assist in making determinations of director independence. In making its determination of independence, the Whiting board found that each of Mses. Carrig, Cunningham and Taylor and Messrs. Korus, McCarthy and Rice met these standards.

Transactions with Related Persons

Whiting had no transactions during 2021, and none are currently proposed, in which Whiting was a participant and in which any related person had a direct or indirect material interest. The Whiting board has adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

•	a “related person” means any of Whiting’s directors, executive officers or nominees for director or any of their immediate family members; and

•

a “related person transaction” generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which Whiting was or is to be a participant and the amount involved exceeds $120,000, and in which a related person had or will have a direct or indirect material interest.

Each of Whiting’s executive officers, directors or nominees for director is required to disclose to the Nominating and Governance Committee certain information relating to related person transactions for review, approval or ratification by the Nominating and Governance Committee. Disclosure to the Nominating and Governance Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the related person transaction. The Nominating and Governance Committee’s decision whether or not to approve or ratify a related person transaction is to be made in light of the Nominating and Governance Committee’s determination that consummation of the transaction is not or was not contrary to Whiting’s best interests. Any related person transaction must be disclosed to the full Board.

Meetings and Attendance

The Whiting board held eleven meetings in 2021. No director attended less than 75% of the total number of Board and committee meetings during the period in which they served on the Whiting board or such committees. Directors are expected to attend Whiting’s annual meeting of stockholders each year. All of the directors attended Whiting’s 2021 annual meeting of stockholders.

Selection of Director Candidates

In identifying and evaluating nominees for director, the Nominating and Governance Committee seeks to ensure that the Whiting board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Whiting board is composed of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to Whiting. The Nominating and Governance Committee is guided by the “Criteria for Director Nominees” set forth in Whiting’s Corporate Governance Guidelines, which provide that the Nominating and Governance Committee will examine each director nominee on a case-by-case basis regardless of who recommended the nominee. The Nominating and Governance Committee will consider all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity and industry knowledge. The Nominating and Governance Committee believes that the following minimum qualifications are necessary for a director nominee to possess to be recommended by the Committee to the Whiting board:

•	Each director must display the highest personal and professional ethics, integrity and values.

•	Each director must have the ability to exercise sound business judgment.

•

Each director must be highly accomplished in his or her respective field, with superior credentials and recognition and broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest.

•	Each director must have relevant expertise and experience and be able to offer advice and guidance to the chief executive officer based on that expertise and experience.

•	Each director must be independent of any particular constituency, be able to represent all of Whiting’s stockholders and be committed to enhancing long-term stockholder value.

•	Each director must have sufficient time available to devote to activities of the Whiting board and to enhance his or her knowledge of Whiting’s business.

•	At least one director must have the requisite experience and expertise to be designated as an “audit committee financial expert.”

•	Directors should be selected so that the Whiting board is a diverse body.

The Nominating and Governance Committee will consider persons recommended by stockholders to become nominees for election as directors in accordance with the foregoing and other criteria set forth in Whiting’s Corporate Governance Guidelines and Nominating and Governance Committee Charter. Recommendations for consideration by the Nominating and Governance Committee should be sent to Whiting’s Corporate Secretary in writing together with appropriate biographical information concerning each proposed nominee.

Whiting’s by-laws include a proxy access provision pursuant to which a stockholder, or group of up to 25 stockholders, owning continuously for at least three years shares of Whiting’s stock representing an aggregate of at least 3% of Whiting’s outstanding shares, may nominate and include in Whiting’s proxy materials director nominees constituting up to 25% of the Whiting board. Alternatively, under the Whiting by-laws, a stockholder may nominate director nominees that the stockholder does not intend to have included in Whiting’s proxy materials. In either case, such stockholders must comply with the procedures set forth in the Whiting by-laws, including a requirement that Whiting’s Corporate Secretary receives timely written notice, in proper form, of the intent to make a nomination at an annual meeting of stockholders. The detailed requirements for nominations are set forth in the Whiting by-laws, which were attached as an exhibit to Whiting’s Current Report on Form 8-K filed with the SEC on September 1, 2020. Additional requirements regarding stockholder proposals and director nominations, including the dates by which notices must be received, are described below under the heading “Stockholder Proposals.”

Director Qualifications, Skills and Experience

As prescribed in Whiting’s Corporate Governance Guidelines described above in “Selection of Director Candidates,” the Whiting board recognizes that diversity and depth of experience, education, professional expertise, perspective, gender and age are important considerations in determining Board composition. Whiting will continue to place a high priority on additional Board diversity. The Whiting board has considered the following with respect to adding additional diversity to the Whiting board: (i) the Whiting board had been specifically selected by the “Ad Hoc Committee of Noteholders” during the Chapter 11 reorganization of Whiting Petroleum Corporation and its debtor affiliates in 2020 (the “Whiting Reorganization”) (who ultimately held the majority of Whiting’s shares following the Whiting Reorganization), (ii) the Whiting board has achieved gender parity and (iii) additional diversity will remain a high priority. A skill set chart follows that identifies the diversity of expertise, experience and characteristics that the Whiting board believes contribute to an effective and well-functioning board. The lack of a bullet does not mean that the director does not possess that skill or experience. Rather, a bullet indicates that the item is a specific skill or experience that the director brings to the Whiting board.

Board of Directors
	Carrig	Cunningham	Korus	McCarthy	Peterson	Rice	Taylor
Skills & Experience:
CEO/Executive Leadership	●	●	●	●	●	●	●
Exploration & Production	●	●	●		●	●
Finance/Capital Allocation		●	●	●	●	●	●
Financial Reporting & Accounting		●	●	●	●	●
Audit Committee Financial Expert			●			●
Business Development/M&A	●		●	●	●	●
Compensation & Human Resources	●			●	●	●	●
Legal/Regulatory	●	●
ESG	●	●			●		●
Risk Management	●	●	●		●	●	●
Corporate Governance	●		●	●	●		●
Demographic Background:
Board Tenure (Years)	<2	<2	<2	<2	<2	<2	<2
Age	64	66	65	62	68	41	66
Gender	F	F	M	M	M	M	F

6 of 7 Independent

Board Leadership Structure; Independent Chairman

Whiting has separated the positions of chairman of the Whiting board and chief executive officer with a chairman who is independent under NYSE listing standards. Kevin S. McCarthy currently serves as chairman of the Whiting board.

Whiting believes this leadership structure fosters effective governance and oversight of Whiting by, among other things, (i) providing the independent directors with control over the Whiting board meeting and agenda, (ii) assuring that independent directors control discussions about strategic alternatives, (iii) enabling an effective assessment of the chief executive officer’s performance and (iv) providing an effective means for the Whiting board to express its views on management.

Whiting’s by-laws and Corporate Governance Guidelines provide that the Whiting board shall annually choose a chairman of the Whiting board, who may not be Whiting’s president or Whiting’s chief executive officer. The Whiting by-laws and Corporate Governance Guidelines also provide that the chairman of the Whiting board will have the following duties in addition to such other duties as the Whiting board may establish from time to time:

•	Preside at all meetings of the stockholders and of the Whiting board;

•	Primary responsibility to schedule Board meetings (including meetings of the independent directors) and call special meetings when necessary; and

•	Lead the conduct of Board meetings and, together with the chief executive officer, set or propose the agenda and information sent to the Whiting board.

Role of the Whiting Board in Risk Oversight

One of the responsibilities of the Whiting board is to review and evaluate the processes in place to assess the major organizational risks facing Whiting and periodically review management’s assessment of the major organizational risks as well as options for their mitigation. The leadership structure of the Whiting board and practice of a high degree of interaction between Whiting directors and members of senior management facilitates this oversight function. The information flow and communication between the Whiting board and senior management regarding long-term strategic planning and short-term operational reporting includes matters of material risk inherent in Whiting’s exploration for and production of oil and gas. The Whiting Nominating and Governance Committee facilitates coordination among the Whiting board committees with respect to oversight of Whiting’s risk management, including by coordinating an annual risk assessment of Whiting’s major risk exposures and policies and taking steps designed to ensure that appropriate processes are in place to identify, manage and control risks. The Whiting Audit Committee, among other duties, oversees significant financial risk exposures and the steps management has taken to monitor, control and report such exposures and oversees compliance with legal and regulatory requirements. The Whiting Audit Committee also discusses and reviews with management Whiting’s information systems and cybersecurity risks. The Whiting Compensation and Human Resources Committee reviews risks related to Whiting’s compensation programs and works to structure such programs in a manner so as to deter excessive risk taking. The Whiting ESG Committee oversees risks relating to environmental, health and safety, sustainability, corporate social responsibility and other public policy matters.

Communication with Directors; Stockholder Engagement

Stockholders and other interested parties may communicate with the full Board, independent directors as a group or individual directors by submitting such communications in writing to Whiting’s Corporate Secretary at Whiting Petroleum Corporation, c/o the Whiting Board of Directors (or, at the stockholder’s option, c/o a specific director or directors), 1700 Lincoln Street, Suite 4700, Denver, Colorado 80203. Such communications will be delivered directly to the specified recipient(s), except that the Corporate Secretary will not so deliver business solicitations or advertisements, junk mail, mass mailers, resumes and other forms of job inquiries, surveys, or communications that are unduly hostile, threatening, illegal or similarly unsuitable, provided that any communication that is not so delivered will be made available to any director upon request.

Individual directors may, from time to time, meet or otherwise communicate with stockholders, but it is expected that directors would do this with the knowledge of the chief executive officer, the chairman of the Whiting board and, in most instances, at the request of management.

Whiting Board Committee Information

The Whiting board has standing Audit, Compensation and Human Resources, ESG, and Nominating and Governance Committees. The Whiting board has adopted a formal written charter for each of these committees that is available on Whiting’s website at www.whiting.com.

The table below provides the current composition of each standing committee of the Whiting board:

Name	Audit	Compensation and Human Resources	ESG	Nominating and Governance
Janet L. Carrig			●	Chair
Susan M. Cunningham	●		Chair
Paul J. Korus	Chair			●
Kevin S. McCarthy		●		●
Lynn A. Peterson			●
Daniel J. Rice IV	●	●
Anne Taylor		Chair	●
Number of meetings in 2021	4	7	4	4

Audit Committee

The Whiting Audit Committee assists the Whiting board in oversight of the integrity of Whiting’s financial statements, the independent registered public accounting firm’s qualifications, independence and performance, the performance of Whiting’s internal audit function and Whiting’s compliance with legal and regulatory requirements. The Whiting Audit Committee is directly responsible for the appointment, retention, compensation, evaluation and termination of Whiting’s independent registered public accounting firm and has the sole authority to approve all audit and permitted non-audit engagement fees and terms. The Whiting Audit Committee is presently comprised of Messrs. Korus (Chairperson) and Rice and Ms. Cunningham, each of whom is an independent director under NYSE listing standards and SEC rules applicable to audit committee members. The Whiting board has determined that Messrs. Korus and Rice each qualify as an “audit committee financial expert” as defined by SEC rules.

Compensation and Human Resources Committee

The Whiting Compensation and Human Resources Committee assists the Whiting board in discharging its responsibilities with respect to Whiting’s compensation programs and compensation of Whiting’s executive officers. The Whiting Compensation and Human Resources Committee has overall responsibility for recommending and evaluating the compensation of Whiting’s executive officers, including Whiting’s Chief Executive Officer, and Whiting’s executive officer compensation plans, policies and programs. The Whiting Compensation and Human Resources Committee is also responsible for overseeing matters relating to Whiting’s human resources and human capital management. The Whiting Compensation and Human Resources Committee is presently comprised of Ms. Taylor (Chairperson) and Messrs. McCarthy and Rice, each of whom is an independent director under NYSE listing standards and a non-employee director for purposes of Rule 16b-3 under the Exchange Act.

ESG Committee

The Whiting ESG Committee assists the Whiting board in fulfilling its oversight responsibilities relating to environmental, health and safety, sustainability, corporate social responsibility and other public policy (collectively, “ESG”) matters. Such matters may include but are not limited to environmental and safety policy, reputational risk, ESG governance risk, legislative and regulatory developments, social responsibility issues, philanthropy, political activity and the preparation of sustainability reports. The members of the Whiting ESG Committee are Mses. Cunningham (Chairperson), Carrig and Taylor, each of whom is an independent director under NYSE listing standards, and Mr. Peterson.

Nominating and Governance Committee

The Whiting Nominating and Governance Committee assists the Whiting board in fulfilling its responsibilities by identifying individuals qualified to become directors and recommending to the Whiting board nominees for all directorships, making recommendations to the Whiting board with respect to board committees, developing and recommending to the Whiting board a set of corporate governance guidelines, otherwise taking a leadership role in shaping Whiting’s corporate governance, and advising the Whiting board with respect to compensation of Whiting’s directors. The Whiting Nominating and Governance Committee is also charged with administering Whiting’s policies and procedures regarding any transactions with related persons. The Whiting Nominating and Governance Committee is presently comprised of Ms. Carrig (Chairperson) and Messrs. Korus and McCarthy, each of whom is an independent director under NYSE listing standards.

Director Compensation

Whiting has designed its compensation program for non-employee directors to attract and retain qualified and experienced candidates to serve on the Whiting board. In setting this compensation, Whiting considers the significant amount of time and energy expended and the skill-level required by Whiting directors in fulfilling their duties. Directors who are Whiting employees receive no compensation for service as members of either the Whiting board or board committees.

Non-Employee Director Compensation Program

The Whiting non-employee director compensation program for 2021 consists of the following cash retainers and annual equity grants:

				Committee Service
	Board Service		Chairman	Audit	Compensation and Human Resources	Nominating and Governance	ESG
Annual Cash Retainer	$80,000	*	$100,000	—	—	—	—
Equity-Based Retainer**	$165,000		—	—	—	—	—
Committee Chair Annual Retainer	—		—	$25,000	$10,000	$10,000	$10,000
Committee Member Annual Retainer	—		—	$10,000	$5,000	$5,000	$5,000

*

Generally payable in quarterly installments in arrears. On April 13, 2022, the Whiting board determined to pay, immediately prior to the closing, the non-employee directors who will not be continuing as directors of the combined company the annual cash retainers that such non-employee directors would have earned for their service on the Whiting board for the third and fourth quarters of 2022.

**

The equity-based retainer is delivered in the form of restricted stock units that vest on the first anniversary of the grant date, with the number of restricted stock units determined by dividing the dollar amount of the equity-based retainer by the ten trading day volume weighted average closing price of Whiting common stock for the period ending immediately prior to the grant date. The annual equity retainer for 2021 consists of 3,955 time-vesting restricted stock units that vest on June 1, 2022.

The following table reports compensation earned by or paid to Whiting non-employee directors during 2021:

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Total ($)
Janet L. Carrig	$95,000	$194,705	$289,705
Susan M. Cunningham	$100,000	$194,705	$294,705
Paul J. Korus	$110,000	$194,705	$304,705
Kevin S. McCarthy	$190,000	$194,705	$384,705
Daniel J. Rice IV	$95,000	$194,705	$289,705
Anne Taylor	$95,000	$194,705	$289,705

(1)

Mr. Peterson, Whiting’s chief executive officer, is not included in this table because he is Whiting’s employee and received no separate compensation for his service as a director on the Whiting board.

(2)

Reflects the full grant date fair value of restricted stock units granted in 2021 calculated in accordance with FASB ASC (such terms, as defined below) Topic 718 - Compensation - Stock Compensation (“ASC 718”). Assumptions used in the calculation of these amounts are included in note 13 to Whiting’s audited financial statements for the fiscal year ended December 31, 2021 included in Whiting’s Annual Report on Form 10-K (as amended). As of December 31, 2021, each Whiting non-employee directors had outstanding 3,955 unvested restricted stock units that vest on June 1, 2022.

Whiting Director Stock Ownership Guidelines

The Whiting board has adopted stock ownership guidelines to further align the interests of Whiting directors with the interests of Whiting stockholders and to promote sound corporate governance. As of December 31, 2021, non-employee directors were required to hold shares of Whiting common stock with a value equal to four times the amount of the annual cash retainer paid for service on the Whiting board (excluding additional retainers associated with committee, committee chair or chairman of the Whiting board service, if any). In February 2022 the Whiting board adopted revised stock ownership guidelines as applied to Whiting non-employee directors. Under these new guidelines, non-employee directors are required to hold shares of whiting common stock with a value equal to five times the amount of the annual retainer paid to such directors for service on the Whiting board. Non-employee directors are required to achieve the applicable level of ownership within five years of the date the person first became a non-employee director. Shares that count towards satisfaction of the guidelines include: (i) shares owned outright by the director, (ii) shares held in trust for the benefit of the director and (iii) unvested equity awards that have time-based vesting (including restricted stock units and shares of restricted stock). Unexercised stock options and/or unvested equity awards with performance-based vesting (including restricted stock units, performance share units and performance shares) do not count towards satisfaction of the guidelines. Whiting has not granted any stock options to Whiting non-employee directors. The value of a share will be measured on January 1 of each year as the average month end closing price for the 12 months preceding the date of calculation. Non-employee directors are required to hold 100% of the shares vested or acquired under equity awards granted by Whiting until the ownership guidelines are satisfied. As of December 31, 2021, all of the non-employee directors have satisfied the stock ownership guidelines adopted in 2022.

WHITING PROPOSAL 4 — WHITING ANNUAL COMPENSATION ADVISORY PROPOSAL

The Whiting board proposes that the Whiting stockholders approve, on an advisory basis, the compensation of the Whiting named executive officers, as more fully described herein under the heading “Whiting Executive Compensation.”

Executive compensation is an important matter to the Whiting board, the Whiting Compensation and Human Resources Committee and Whiting stockholders. At Whiting’s 2017 annual meeting, Whiting also held a non-binding, advisory stockholder vote on the frequency of future advisory stockholders votes on the compensation of Whiting’s named executive officers. In keeping with the recommendation of the Whiting board, Whiting’s stockholders expressed a preference that advisory stockholder votes on the compensation of Whiting’s named executive officers be held on an annual basis and, as previously disclosed, the Whiting board determined to hold an advisory vote on the compensation of the named executive officers every year until the next required advisory vote on the frequency of future advisory votes. Due to Whiting’s emergence from bankruptcy the Whiting Reorganization in 2020, Whiting did not hold an advisory vote in 2020, but Whiting resumed annual advisory votes in 2021. Accordingly, as required by Section 14A of the Exchange Act, Whiting is asking its stockholders again to vote, on a non-binding, advisory basis, on a resolution approving the compensation of the Whiting named executive officers, as more fully described herein under the heading “Whiting Executive Compensation.”

As more fully described herein under the heading “Whiting Executive Compensation,” Whiting has designed its executive compensation programs to advance the core principles of supporting Whiting’s business strategy of capital spending discipline, operational excellence and achieving meaningful growth in free cash flow, production of oil and natural gas and proved reserves of oil and natural gas and increasing long-term value appreciation in Whiting common stock. Whiting utilizes its executive compensation program to attract and retain highly qualified and experienced employees, motivate them to achieve and advance and reward them for outstanding performance.

The Whiting Compensation and Human Resources Committee has overseen the development and implementation of Whiting’s executive compensation program in line with these core compensation principles. The Whiting Compensation and Human Resources Committee is committed to align executive compensation with stockholders’ interests while providing competitive compensation to attract, motivate and retain Whiting’s named executive officers and other key talent. Whiting will continue to review and adjust Whiting’s executive compensation programs with these goals in mind to seek the long-term success of Whiting and generate increased long-term value to Whiting’s stockholders.

The Whiting board and the Whiting Compensation and Human Resources Committee request the support of Whiting stockholders for the compensation of Whiting’s named executive officers as disclosed in this proxy statement/prospectus. This advisory vote on the compensation of Whiting’s named executive officers gives Whiting stockholders the opportunity to make their opinions known about Whiting’s executive compensation programs. As Whiting seeks to align its executive compensation program with the interests of Whiting stockholders while continuing to retain key talented executives that drive Whiting’s success, the Whiting board asks that Whiting stockholders approve the compensation of Whiting’s named executive officers as disclosed in this proxy statement/prospectus.

This vote on the compensation of Whiting’s named executive officers is advisory and not binding on Whiting, the Whiting board or the Whiting Compensation and Human Resources Committee. Although the outcome of this advisory vote on the compensation of Whiting’s named executive officers is non-binding, the Whiting Compensation and Human Resources Committee and the Whiting board will review and consider the outcome of this vote when making future compensation decisions for Whiting’s named executive officers.

For the avoidance of doubt, the approval of the Whiting annual compensation advisory proposal is not a condition to the closing of the merger or otherwise required to effectuate the merger.

IF YOU ARE A WHITING STOCKHOLDER,

THE WHITING BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT YOU VOTE “FOR” THE WHITING ANNUAL COMPENSATION ADVISORY

ON A NON-BINDING ADVISORY BASIS

WHITING EXECUTIVE COMPENSATION

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Whiting Petroleum Corporation prior to the consummation of the merger.

Introduction

The following disclosure addresses the compensation Whiting paid to its named executive officers for 2021. Whiting’s named executive officers for 2021 were as follows:

Lynn A. Peterson	President and Chief Executive Officer
James P. Henderson	Executive Vice President Finance and Chief Financial Officer
Charles J. Rimer	Executive Vice President Operations and Chief Operating Officer
M. Scott Regan	Vice President, Legal, General Counsel and Secretary (“GC”)
Sirikka R. Lohoefener	Vice President, Accounting and Controller

Executive Summary of the Whiting 2021 Executive Compensation Program

The following is an executive summary of the Whiting 2021 executive compensation program:

Development of Program

•

Whiting’s 2021 executive compensation program was developed in consultation with and with the approval of representatives of the Ad-Hoc Committee of Noteholders in the Whiting Reorganization (the “Ad-Hoc Committee”), whose members held a significant portion of Whiting outstanding common stock.

Compensation Philosophy

•

Whiting’s executive compensation program is designed to pay for performance and link incentives to shareholder returns, cash generation and adherence to company values. It encourages Whiting executive officers to think and act like owners, because they are owners and are compensated in significant part based on Whiting’s absolute stock price performance.

Pay Elements

•

Whiting’s executive compensation program is comprised of three primary elements: (i) base salaries, (ii) annual short-term incentives (“STI”) and (iii) long-term incentives (“LTI”) that include both time-based restricted stock units (“RSUs”) and performance stock units (“PSUs”) that are subject to a three-year performance period.

•

Financial metrics used for the short-term incentive program (“STIP”) are linked to Whiting’s strategic business plans and core values. Any portion of the short-term incentive for Messrs. Peterson, Henderson and Rimer that is paid above target is required to be settled in shares of Whiting common stock.

•	There are two types of PSUs, one based on Whiting’s relative total stockholder return (“TSR”) as compared to its peer companies and one based on Whiting’s absolute TSR.

•

In 2021, 88% of Whiting’s Chief Executive Officer’s target compensation and 75% of the target compensation for Whiting’s other named executive officers was made up of annual cash incentives and long-term incentives.

Setting Compensation

•	Whiting’s independent Compensation and Human Resources Committee makes recommendations on executive compensation for approval by the Whiting board.

•

When making compensation recommendations, the Whiting Compensation and Human Resources Committee receives input from its independent compensation consultant (currently Meridian Compensation Partners, LLC). The Whiting Compensation and Human Resources Committee also reviews the compensation paid by a peer group of companies that reflects the nature of Whiting’s operations and competition for executive talent.

•	Pay is generally targeted between the 25th percentile and median of Whiting’s peers.

2021 Key Compensation Actions

•	Base salaries were generally unchanged from 2020, although Whiting did provide certain market-based salary increases to Mr. Regan and Ms. Lohoefener.

•

Based on 2021 performance, short-term incentive awards for all of Whiting’s named executive officers were earned above target, with amounts in excess of target paid in stock for Messrs. Peterson, Henderson and Rimer.

•

Whiting granted long-term incentives heavily weighted toward PSUs (70% for Mr. Peterson, 60% for Messrs. Henderson, Rimer and Regan and 50% for Ms. Lohoefener), with absolute TSR as the sole performance metric for 50% of 2021 PSU awards and relative TSR as the sole performance metric for the remaining 50% of 2021 PSU awards.

•	Whiting granted additional, one-time annual performance bonuses to Mr. Regan and Ms. Lohoefener, payable in stock, in recognition of excellent Company and individual performance in 2021.

•

75% of the special, one-time restricted stock units granted to Messrs. Peterson, Henderson and Rimer in September 2020 vested in 2021 based on meeting certain VWAP targets for Whiting common stock applicable to the awards. The remaining 25% of each executive’s awards vested in early 2022 based on meeting the final daily VWAP target applicable to the awards.

Governance Standards and Compensation Best Practices Currently in Effect

Below is a summary of compensation practices Whiting has adopted and a list of problematic pay practices that Whiting avoids.

What Whiting Does

•	Market-based compensation – Compensation for Whiting’s named executive officers is generally targeted between the median (50th percentile) and 25th percentile of Whiting’s peer group.

•

Stock payment for short-term incentives above target – Whiting requires mandatory stock settlement for Messrs. Peterson, Henderson and Rimer of any portion of the short-term incentive paid above-target.

•

Performance-based long-term incentives – Long-term incentives heavily weighted toward performance-based awards (70% for Whiting’s Chief Executive Officer, 60% for Whiting’s chief financial officer, chief operating officer and general counsel and 50% for Whiting’s other named executive officers).

•	Clawback policy – Executives’ cash and equity incentive compensation is subject to recoupment in the event of certain financial restatements.

•

Stock ownership guidelines – Stock ownership guidelines require Whiting’s officers and directors to own stock or have equity compensation awards valued at a multiple of base salary ranging from two to six times his or her salary or retainer, dependent upon responsibility in Whiting.

•

Independent compensation consultant – The Whiting Compensation and Human Resources Committee has retained Meridian Compensation Partners LLC as its independent compensation consultant to advise the Committee in its oversight role with respect to Whiting’s compensation programs and to assess the competitiveness of Whiting’s overall executive compensation programs.

•	Double trigger severance – A “double trigger” is required to qualify for cash severance payments in executive severance agreements.

What Whiting Does Not Do

•

No severance without change in control for most named executive officers – Whiting does not have any agreements with its chief executive officer, chief financial officer or chief operating officer that provide for cash severance (other than a prorated target bonus for the year of termination) unless termination is in connection with a change in control.

•	No excise tax gross-ups – Whiting does not have any agreements with its executive officers that provide for a gross-up of taxes.

•	No post-termination benefits other than health coverage – Whiting does not provide pension arrangements or deferred compensation plans for its executive officers.

•

No payment of dividends on unvested long-term incentives – Holders of restricted share units and performance stock units do not receive dividends, if any, until the underlying shares are earned and delivered to them.

•	No pledging or hedging of stock – Whiting has a policy that prohibits its executive officers and directors from pledging or hedging shares of Whiting common stock.

Response to “Say-On-Pay” Vote; Stockholder Input on Executive Compensation

In 2021, holders of less than half of Whiting common stock voted to approve the compensation of Whiting’s named executive officers. Based on feedback Whiting received from its stockholders, Whiting believes this resulted from certain actions taken by the pre-Reorganization compensation committee in connection with the bankruptcy. Following Whiting’s emergence from bankruptcy, Whiting’s new senior management and Board revised its compensation programs to improve the alignment of its pay programs with shareholder interests and engaged in extensive shareholder outreach in late 2020 and 2021 in connection with the design and application of the pay programs. Anne Taylor, Chair of the Whiting Compensation and Human Resources Committee, met with representatives from the Ad-Hoc Committee in the Whiting Reorganization to solicit input on executive compensation and received verbal approval of Whiting’s 2021 executive compensation program design from those representatives prior to Whiting’s implementation of the program. In addition, Whiting continued to seek input from its stockholders regarding executive compensation issues and in total, through May of 2021, Whiting met with firms representing approximately 92% of the owners of outstanding Whiting common stock to discuss executive compensation and other topics. During that timeframe, Whiting also virtually hosted and engaged with its stockholders at three investor conferences.

In the fall of 2021, Whiting reached out to several of its largest active shareholders and asked them to discuss and engage with respect to the failed 2021 “say-on-pay” vote. Two of Whiting’s top (active) shareholders accepted Whiting’s invitation and in December of 2021 they met with Ms. Taylor, as well as Janet Carrig, Chairperson of Whiting’s Nominating and Governance Committee, Susan Cunningham, Chairperson of Whiting’s Environmental, Social and Governance Committee, and Whiting’s Chief Executive Officer, Mr. Peterson. Certain other shareholders did not express interest in a meeting, citing various reasons including previous participation on the Ad-Hoc Committee that had already approved the 2021 executive compensation program design prior to its implementation.

The following is a synopsis of the investor feedback Whiting received regarding its executive compensation programs, as well as the actions Whiting have taken in response to that feedback:

Feedback Received from Shareholders	Actions Taken in Response

1.  Shareholders disapproved of the actions taken by the pre-Reorganization compensation committee in converting 2020 short-term and long-term variable compensation into fixed compensation amounts that were paid prior to the Reorganization.

1.  Post-Reorganization, the Company’s new senior management and Board redesigned our executive compensation programs, which are now performance-based and stockholder-aligned and which adhere to corporate governance and compensation best-practices.

2. Shareholders expressed strong support for our revised 2021 compensation program and suggested that the new compensation program should remain in existence for the foreseeable future.	2. We have generally maintained the same executive compensation structure for 2022.

3. Shareholders asked that we continue to maintain significant stock ownership requirements for executives.	3. Our stock ownership requirements for executives remain in effect and are unchanged.

4. Shareholders requested quantified targets and tabular disclosure of 2021 performance metrics for our short-term incentive program.	4. Whiting’s Annual Report on Form 10-K (as amended) contains the requested disclosure as well as quantification of results for our 2021 short-term incentive program.

5. Shareholders asked for assurance that extended-vesting restricted stock unit awards would not be part of our compensation program in 2021 or in future years.

5.  Whiting’s Annual Report on Form 10-K (as amended) contains explicit language noting that extended vesting restricted awards or other “special awards” will not be part of compensation programs in future years, and our 2022 compensation program does not contain such awards.

6. Shareholders liked that our 2021 compensation design was discussed with and approved by representatives of the Ad-Hoc Committee in the Reorganization prior to implementation.	6. No action required.

Compensation Philosophy

The principal tenets of Whiting’s executive compensation philosophy are as follows:

Whiting’s Pay Should be Strongly Linked to Shareholder Outcomes

Whiting is committed to aligning its management team with its shareholders by linking executive pay to shareholder outcomes. Whiting does this in both typical and innovative ways. As with many of its peers, the overwhelming portion of Whiting’s executive compensation is share-based, and like many of its peers, Whiting has robust stock ownership guidelines that require Whiting’s executive team to acquire and hold substantial amounts of Whiting common stock. Each of those features alone makes Whiting’s executives think and act like owners, because that’s what they are. But for us, these features are just a start. Whiting has designed its long-term incentive program (“LTIP”) such that half of the performance-based equity for Whiting’s management team is earned based on absolute TSR, thereby linking vesting itself to the experience of Whiting’s stockholders over the performance period. Whiting also requires that any portion of its short-term incentive that is paid above-target for the Whiting chief executive officer, chief financial officer or chief operating officer be settled in stock, thereby further investing the Whiting executive team in the performance of Whiting common stock. Whiting also considers stock price performance as part of the “strategic goals” metric in its short-term incentive program, a feature that is relatively rare amongst Whiting’s peers and which further acknowledges the importance of stock price in Whiting’s compensation programs and in Whiting’s evaluation of its executive team’s performance. Finally, unlike all or substantially all of Whiting’s peers, in the event of a change in control, one-third of Whiting’s chief executive officer’s severance is payable in stock with a mandatory holding period, thereby linking Whiting’s chief executive officer’s severance pay to a change in control transaction that is ultimately accretive to its stockholders.

Whiting Pays for Performance

Whiting’s executive officers are tasked with running Whiting’s business profitably and delivering returns to its stockholders. Whiting believes that executive officer compensation levels should reflect their success in doing so. Accordingly, a substantial portion of Whiting’s executive team’s fiscal year 2021 compensation is comprised of short-term and long-term incentives which are variable and are earned contingent on achievement of performance or stock price return metrics (on an absolute or relative basis). For 2021, 88% of Mr. Peterson’s target compensation was variable and consisted of short-term and long-term incentives and 75% of Whiting’s other named executive officers’ target compensation was variable and consisted of short-term and long-term incentives, as set forth in the following charts:

Pay Should be Market Competitive, but Fair

Whiting needs talented individuals capable of executing on its business strategy to be running its business. To attract and retain such individuals, Whiting’s pay structures must be competitive with the market in which Whiting competes for executive talent. Whiting therefore relies upon and use both an independent compensation consultant and industry data to help guide Whiting in making compensation determinations. In developing the 2021 executive compensation program and setting 2021 executive pay levels, the Whiting Compensation and Human Resources Committee relied on market compensation data provided by Meridian Compensation Partners LLC, the committee’s independent compensation consultant (the “Consultant”). The Consultant’s data was accumulated from an industry peer group of oil and gas exploration companies with similar enterprise values, market capitalizations, assets and revenues, as set forth below.

• Callon Petroleum Company • Centennial Resource Development, Inc. • Cimarex Energy Co. • CNX Resources Corporation • Comstock Resources, Inc. • Laredo Petroleum, Inc. • Magnolia Oil & Gas Corporation	• Matador Resources Company • PDC Energy, Inc. • QEP Resources, Inc. • Range Resources Corporation • Southwestern Energy Company • SM Energy Company

The Whiting Compensation and Human Resources Committee believes that compensation levels should be within the range established by Whiting’s peers, but at levels which are fair to its stockholders, particularly given the Whiting Reorganization in 2020. Following review of the compensation data provided by the Consultant, the Whiting Compensation and Human Resources Committee therefore set total compensation, including base salaries, for all executive positions such that it falls below the median of the peer group.

Whiting’s Compensation Programs Should be Linked to its Core Values

Whiting believes that linking its executives’ compensation to Whiting’s core values is integral to reinforcing those values and to influencing Whiting’s executive team and entire workforce to act consistently with those values. Whiting has therefore adopted metrics in its short-term incentive plan that links the pay of Whiting executives to preserving the environment, protecting people and communities and leading, serving and inspiring others through effective human capital management.

Setting Compensation

Role of the Whiting Compensation and Human Resources Committee

The Whiting Compensation and Human Resources Committee is guided by the compensation philosophy described above and utilizes the expertise and objectivity of the Consultant and competitive benchmarking to establish executive compensation programs that continue to support Whiting’s business objectives. The Whiting Compensation and Human Resources Committee meets at least four times per year to evaluate and oversee Whiting’s compensation programs in accordance with the Whiting Compensation and Human Resources Committee charter.

Responsibilities of the Whiting Compensation and Human Resources Committee:

•	Compensation Philosophy – Reviewing and approving the overall compensation philosophy.

•	Risk Assessment – Assessing the risk associated with Whiting’s compensation programs.

•

Executive Compensation Recommendations – Reviewing and making recommendations to the Whiting board regarding the compensation of the Chief Executive Officer and all of Whiting’s other executive officers.

•

Goal Setting – Reviewing and making recommendations to the Whiting board regarding the performance goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, including annual and long-term performance goals and objectives.

•

Incentive Plan Design – Designing the equity and other incentive compensation plans, policies and programs for the benefit of Whiting’s directors, executive officers, officers, employees and other service providers.

•	Plan Administration – Overseeing and administering equity and other incentive compensation plans, policies and programs in accordance with their terms.

•

Performance Assessment – Assessing the performance criteria and compensation levels of key executives, including periodic assessment of progress towards the achievement of performance goals and objectives.

With the support of the Consultant, the Whiting Compensation and Human Resources Committee recommends total compensation for each named executive officer, which is approved by the Board.

Role of Independent Compensation Consultant

The Whiting Compensation and Human Resources Committee has engaged the Consultant to help Whiting develop and maintain executive compensation programs that are competitive and consistent with Whiting’s compensation philosophy and policies.

In Retaining the Consultant, Compensation and Human Resources Committee Considers:

•	Reputation – The Consultant’s reputation supporting compensation committees and familiarity with Whiting’s executive compensation program design.

•	Experience – Experience of the Consultant in the energy exploration and production industry.

•	Range of Services – Range of compensation services offered by the Consultant.

•	Independence – Independence of the Consultant, considering the independence factors outlined by the SEC.

Scope of Consultant’s Engagement as Determined by Compensation and Human Resources Committee:

•	Peer Group Determination – Providing input into peer group identification and assessment.

•	Benchmarking – Providing benchmarking on executive and outside director compensation for the Whiting Compensation and Human Resources Committee to use in its decision-making process.

•

Plan Design – Providing input into plan design discussions, payout alternatives and performance measures for short-term and long-term incentives, individual compensation actions and other aspects of compensation (e.g., employment agreements and perquisites).

•	Proxy Review – Reviewing and providing feedback on the compensation-related disclosures in Whiting’s annual proxy statement and Annual Report on Form 10-K, as amended.

•	Recent Trends – Informing Whiting about recent trends, best practices and other developments affecting executive compensation.

Consultant’s Interactions with Compensation and Human Resources Committee and Management Include:

•	No Recommendations or Approval Rights – The Consultant does not make recommendations on or approve the amount of compensation of any named executive officer.

•

Direct Advice  – The Whiting Compensation and Human Resources Committee may request information or advice directly from the Consultant and may direct Whiting to provide information to, or solicit information from, the Consultant.

•	Interaction with Management – The Consultant regularly interacts with representatives of Whiting and periodically with Whiting’s Chief Executive Officer.

•	Compensation and Human Resources Committee Meetings – The Consultant attends Compensation and Human Resources Committee meetings as requested.

The Whiting Compensation and Human Resources Committee annually reviews the engagement of the Consultant, and as a part of that process, reviews a summary of all services provided by the Consultant and related costs. Except as set forth above, the Consultant did not perform any material services for Whiting. The Consultant did not have any business or personal relationships with the Whiting Compensation and Human Resources Committee members or executive officers and did not own any of Whiting common stock. The Consultant maintains policies and procedures designed to avoid such conflicts of interest. Accordingly, the Whiting Compensation and Human Resources Committee determined that the Consultant was not subject to any significant conflicts of interest.

Role of Management

Whiting’s Chief Executive Officer and other members of senior management also play a significant, but circumscribed, role in Whiting’s compensation process as summarized below.

Role of the in Determining Compensation Levels of Named Executive Officers:

•	Performance Measures – Recommending quantitative and qualitative performance measures under Whiting’s annual cash incentive program.

•	Assessing Named Executive Officer Performance – Assessing the performance of the other named executive officers.

•

Award and Payout Recommendations – Recommending base salaries, short-term incentive targets and long-term incentive awards for the forthcoming year, and short-term incentive awards for the prior year, in each case, for the other named executive officers.

Role of the Chief Executive Officer and Named Executive Officers in Determining the Following, As Requested by Compensation and Human Resources Committee:

•	Performance Measures – Recommending quantitative and qualitative performance measures under Whiting’s annual incentive program.

•	Peer Group – Review of proposed peer group companies.

•	Plan Design – Design changes to Whiting’s compensation and benefits programs.

•	Assessing STIP Performance – Assessment of Whiting’s performance for the year with respect to achievement of performance measures under the annual incentive program.

The Whiting Compensation and Human Resources Committee determines each element of the chief executive officer’s compensation with input from the Consultant. The Whiting Compensation and Human Resources Committee also determines each element of compensation for the other named executive officers with input from the Consultant and the chief executive officer. The chief executive officer is not present during voting or deliberations concerning his own compensation.

Timing of Compensation Decisions

In late fall and winter of each calendar year, the Whiting Compensation and Human Resources Committee begins its review of compensation by reviewing benchmarking data presented by the Consultant, which help the Whiting Compensation and Human Resources Committee make compensation decisions for the upcoming fiscal year. During the first quarter of Whiting’s new fiscal year, the Whiting Compensation and Human Resources Committee determines base salaries and target incentive awards and establishes performance criteria for the short-term incentive program. Following completion of the fiscal year (or performance period, as applicable), the Whiting Compensation and Human Resources Committee determines the short-term incentive cash payouts for the named executive officers. Additionally, following completion of the applicable performance period for long-term equity incentive awards, the Whiting Compensation and Human Resources Committee determines what portion, if any, of such awards will be deemed earned and vested. Throughout the year, the Whiting Compensation and Human Resources Committee reviews compensation on an as-needed basis, including when new employees are hired, existing employees are promoted or terminated or when other factors it deems relevant merit a compensation review.

Elements of Compensation

As described above, Whiting’s executive compensation program has three components: base salary, short-term incentive awards and long-term equity compensation as set forth in the chart below. In addition to the cash and equity components of compensation, Whiting’s executives also participate in its health and retirement benefits programs generally available to all employees.

Compensation Component	Description	Purpose	Key Characteristic
Base Salary	Fixed cash compensation based on the executive officer’s role.	• Provide financial certainty and stability. • Attract and retain executive talent. • Recognize experience, length of service, competitive market conditions and individual performance.	Fixed

Short-Term Incentive	Annual compensation that is earned based on achievement of performance metrics established by the Whiting Compensation and Human Resources Committee.

•  Motivate executive officers to achieve key annual goals related to Whiting’s performance and to adhere to its core values.

•  Reward executive officers for Whiting’s overall performance measured on an annual basis.

Variable/At-Risk

Long-Term Incentive Awards	Time-vested restricted stock units and performance stock units that are earned based on absolute TSR or relative TSR. Awards are expected to be made annually, in amounts determined at the discretion of the Whiting Compensation and Human Resources Committee.

•  Provide an incentive for executive officers to achieve long-term sustainable success for Whiting and to promote shareholder value.

•  Attract, motivate, reward and retain executive talent.

•  Directly tie vesting and entitlement to long-term incentive value to the experience of Whiting’s stockholders using performance stock units that vest based on Whiting’s absolute TSR.

•  Link a significant portion of executive pay to performance by granting the majority of long-term compensation in the form of performance-based awards.

Variable/At-Risk

Base Salary

Base salaries for Whiting’s named executive officers in 2021 generally remained at 2020 levels, although Whiting did provide certain market-based salary increases to Mr. Regan’s and Ms. Lohoefener’s base salaries, effective as of July 1, 2021. The increases were designed to better align their base salaries with market, based on data provided by the Consultant.

Name	2021 Base Salary	2020 Base Salary	Percent Change
Mr. Peterson*	$650,000	$650,000	0%
Mr. Henderson*	425,000	425,000	0%
Mr. Rimer	440,000	440,000	0%
Mr. Regan	385,000	350,000	10%
Ms. Lohoefener	285,000	272,000	5%

*	Messrs. Peterson’s and Henderson’s 2020 base salaries were each paid for a period of four months.

Short-Term Incentive – 2021 Short-Term Incentive Program

Whiting’s fiscal 2021 short-term incentive program was designed to incentivize Whiting’s executive officers to achieve certain pre-established performance metrics. Award targets were set as a percentage of each named executive officer’s base salary, with threshold through maximum opportunities available depending upon performance against the metrics. Any portion of the short-term incentive for Messrs. Peterson, Henderson and Rimer that was earned above-target was settled in shares of Whiting common stock.

Following were the 2021 short-term incentive opportunities for Whiting’s named executive officers, expressed as a percentage of base salary:

Name	Threshold	Target	Maximum
Mr. Peterson	50%	100%	200%
Mr. Henderson	50%	85%	150%
Mr. Rimer	50%	85%	150%
Mr. Regan	40%	80%	100%
Ms. Lohoefener	40%	60%	80%

Short-Term Incentive – Performance Metrics and Weighting

The performance metrics for Whiting’s 2021 short-term incentive plan, along with the weighting and reasons for using each metric, were as follows:

Performance Metrics	Metric Weight %	Description of Metric	Why Metric Was Chosen
Sustainability	15%	A combination of Total Recordable Incident Rate and Raw Gas Capture	Preserving Whiting’s environment and protecting people, properties and communities are foundational Whiting values.

Production	15%	Production measured in Barrels of Oil Equivalent per Day (“BOEPD”)	Whiting’s revenue is dependent on its ability to produce oil and gas.

Free Cash Flow	15%	Free Cash Flow (generally, EBITDAX minus interest minus capital expenditures) measured in $MM	Whiting is focused on returns, rather than just growth. Substantial positive free cash flow is indicative of positive returns on Whiting’s inventory and an appropriately sized capital expenditure program. Substantial positive free cash flow also allows Whiting to keep debt levels low and to pursue opportunities when they arise.

Performance Metrics	Metric Weight %	Description of Metric	Why Metric Was Chosen
Operating Efficiency	15%	A combination of General and Administrative Expense (“G&A”) and Lease Operating Expense (“LOE”) in $MM	The ability to run Whiting’s business profitably and deliver returns and value to its stockholders is dependent on Whiting controlling both general expenses and its costs of production.

Strategic Goals	40%

The Whiting Compensation and Human Resources Committee’s assessment of:

(i) balance sheet management (maintaining debt metrics within pre-established multiples of EBITDA),

(ii) inventory management (maintaining a pre-established number of years of inventory based on a target IRR at strip pricing, and assuming a certain number of wells per year),

(iii) human capital management (engagement, internal equity, talent management, diversity and inclusion), and

(iv) absolute TSR

Maintaining a strong balance sheet and the appropriate amount of inventory is critical for Whiting to run its business profitably.

Leading, serving and inspiring others is one of Whiting’s fundamental values, and part of that involves Whiting’s executive team attracting and retaining the best people to run its business and motivating those individuals to produce results day in and day out.

Whiting should be making money for its stockholders, and Whiting therefore believes the experience of Whiting stockholders during the fiscal year is relevant to the short-term incentives of Whiting executives.

Short-Term Incentive – 2021 Short-Term Incentive Results

In early 2022, the Whiting Compensation and Human Resources Committee reviewed Whiting’s 2021 performance relative to the performance metrics described above and determined that, with the exception of the sustainability metric, the metrics were achieved above target and, in some cases, above maximum, as follows:

Performance Goal	Metrics	Threshold	Target	Maximum	2021 Result	Achievement Level
Sustainability	TRIR Raw Gas Capture	0.75 90%	0.64 91%	0.55 93%	0.98 94%	Below Threshold Above Maximum
Production	BOEPD	83,125	87,500	91,875	91,718	96.4% of (Max – Target)
Free Cash Flow	Free Cash Flow in $MM	120	135	150	505	Above Maximum
Operating Efficiency	G&A & LOE in $MM	293	279	265	278.9	0.6% of (Max – Target)
Strategic Goals	• Balance Sheet Management • Absolute TSR • Inventory Management • Human Capital Management					Midpoint of Target and Maximum

In determining the individual short-term incentive awards, the Whiting Compensation and Human Resources Committee separately calculates the amount earned for each metric by multiplying the dollar amount of each executive’s short-term incentive threshold, target and maximum by the weighting of each metric, and then computing the amount due for each metric separately based on such amounts and 2021 results. The total 2021 short-term award earned is equal to the sum of the amounts earned (if any) for each separate metric. The Whiting Compensation and Human Resources Committee did not make any adjustments to the calculation of the individual short-term incentive awards.

Actual short-term incentive awards paid for 2021 performance, including additional performance bonus awards payable in stock, were as follows:

Name	Total 2021 Short-Term Incentive Award	Portion of 2021 STI Award Paid in Cash	Portion of 2021 STI Award Paid in Stock
Mr. Peterson	$972,079	$650,000	$322,079
Mr. Henderson	491,759	361,250	130,509
Mr. Rimer	509,115	374,000	135,115
Mr. Regan(1)	314,005	314,005	—
Ms. Lohoefener(1)	186,380	186,380	—

(1)

In addition to the total 2021 short-term incentive awards shown above, Mr. Regan and Ms. Lohoefener received performance bonus awards of $45,000 each, payable in stock, in recognition of strong Whiting performance in 2021.

Long-Term Incentive – 2021 Awards

Awards pursuant to Whiting’s long-term incentive program were made in a combination of RSUs and PSUs. One-half of the PSUs vest based on absolute TSR and one-half of the PSUs vest based on relative TSR. Seventy percent (70%) of Mr. Peterson’s long-term incentive consists of PSUs and PSUs constitute approximately fifty-six percent (56%) of the long-term incentive for Whiting’s other named executive officers, as reflected on the following charts.

RSUs vest in three equal annual tranches over an approximately three-year period. The PSUs will vest at the end of a three-year performance period from 0% to 200% of target based on Whiting’s absolute and relative TSR over the period, as follows:

Relative TSR		Absolute TSR
Peer Group Rank(1)	Payout Factor	Annualized TSR	Payout Factor
≥ 90th percentile	200%	≥ 20%	200%
60th percentile	100%	0%	75%
30th percentile	50%	< -20%	0%
< 30th percentile	0%	—	—

(1)

Peers in this group include certain upstream companies that were found in the SPDR S&P Oil & Gas Exploration & Production ETF (XOP) index at the time of this long-term incentive issuance, along with Oasis

For both absolute and relative TSR PSUs, achievement between any of the enumerated levels will result in an interpolated payout.

The following 2021 long-term incentive awards were made to Messrs. Peterson, Henderson, Rimer and Regan and Ms. Lohoefener:

Name	RSUs	Absolute TSR PSUs (Target)	Relative TSR PSUs (Target)
Mr. Peterson	48,662	56,772	56,772
Mr. Henderson	24,331	18,248	18,248
Mr. Rimer	24,331	18,248	18,248
Mr. Regan	20,278	10,137	10,137
Ms. Lohoefener	5,070	2,534	2,534

Long-Term Incentive – One-Time Extended Vesting RSU Awards

In addition to the annual RSU awards described above, Messrs. Peterson, Henderson and Rimer each received a one-time grant of extended vesting RSUs that cliff vest after five years, in the following amounts: Mr. Peterson — 52,716 RSUs, Mr. Henderson — 31,883 RSUs and Mr. Rimer — 33,008 RSUs.

These awards were granted in conjunction with the adoption of amended employment agreements as discussed below, which included the elimination of cash severance outside of a change in control for all three executives and the requirement that 1/3 of the chief executive officer’s severance in a change in control be paid in stock. The extended vesting RSUs will not be part of Whiting’s executive compensation program for future years.

Long-Term Incentive – Vesting of Previous RSU Awards in 2021

Whiting previously made special one-time awards of market-based RSUs to Messrs. Peterson, Henderson and Rimer in September 2020, which vest based on the achievement of certain goals related to daily volume weighted average price of Whiting common stock over a consecutive 20-day trading period, as described in further detail under the heading “Narrative Disclosure to Summary Compensation Table” below. 75% of each of the aforementioned named executive officers’ September 2020 RSU awards vested in 2021 based on the achievement of applicable daily volume weighted average price goals.

Employment Agreements

Each of Messrs. Peterson, Henderson and Rimer entered into an amended employment agreement in 2021. Among other things, the amended agreements (i) eliminate severance (other than pro-rata target bonus in the year of termination) outside of a change in control context, (ii) shorten the period during which the executive has to provide notice of the existence of a condition constituting “Good Reason” under the agreement from 60 to 30 days, (iii) provide for cash severance upon a termination without cause or for good reason only in connection with a change in control, equal to two times annual salary and bonus, (iv) provide for post-termination welfare coverage in certain circumstances for up to 18 months (24 months for Mr. Peterson), and (v) entitle executives to a pro-rated bonus for the year of employment termination under certain circumstances. In addition, Mr. Peterson’s amended employment agreement provides for an additional severance amount payable in stock upon a termination without cause or for good reason in connection with a change in control, equal in value to his annual salary and bonus – meaning that 1/3 of Mr. Peterson’s total severance following a change in control will be paid in the form of stock. The Whiting board also approved the terms of a form employment agreement effective February 2, 2021, which Mr. Regan and Ms. Lohoefener subsequently entered into with Whiting. The form employment agreement provides for (i) cash severance upon a termination without cause or for good reason prior to a change in control, equal to one times annual salary and bonus, (ii) cash severance upon a termination without cause or for good reason in connection with a change in control, equal to two times annual salary and one times bonus, (iii) post-termination welfare coverage in certain circumstances for up to 18 months and (iv) a pro-rated bonus for the year of employment termination under certain circumstances.

Other Policies and Considerations

Policy on Recoupment of Incentive-Based Compensation

To mitigate risks related to Whiting’s compensation programs, Whiting has adopted the Whiting Petroleum Corporation Executive Policy on Recoupment of Incentive-Based Compensation, which is also known as a “clawback policy.” The policy applies to all non-equity incentive compensation and equity awards, and has been communicated to “covered executives,” including Whiting’s named executive officers. Under the policy, if Whiting is required to prepare an accounting restatement relating to Whiting’s publicly-reported consolidated financial statements due to Whiting’s material noncompliance with financial reporting requirements under U.S. federal securities laws, then Whiting will have the right, to the extent permitted by governing law, to take appropriate action to recoup all or part of any incentive award that Whiting actually paid to a covered executive if the amount of money or number of shares paid to the executive was expressly based on the achievement of financial results that were subject to the restatement and the executive would have been paid a lower amount or number under the express terms of the incentive award based on the financial results after the restatement. The amount of non-equity incentive compensation to be recovered will be the excess of the amount actually paid to the covered executive, calculated on the basis of the financial results before the restatement, over the amount that would have been paid had the amount been calculated on the basis of the financial results giving effect to the restatement. The amount of any equity award to be recovered will be the excess of the number of shares of Whiting common stock (or equivalent value) actually paid to the covered executive, calculated on the basis of the financial results before the restatement, over the number of shares (or equivalent value) that would have been paid had the number been calculated on the basis of the financial results giving effect to the restatement.

Stock Ownership Guidelines

The Whiting board has adopted stock ownership guidelines to further align the interests of Whiting’s officers with the interests of Whiting stockholders and to promote Whiting’s commitment to sound corporate governance. Prior to the Whiting board’s adoption of revised guidelines in December 2020, the guidelines applied only to Whiting’s named executive officers, and required Whiting’s Chief Executive Officer to own shares of Whiting common stock with a value equal to at least six times his base salary and Whiting’s other named executive officers to own shares of Whiting common stock with a value equal to at least two times their respective base salaries. In December 2020, the Whiting board adopted revised guidelines. The revised guidelines apply to all Board-appointed officers with a title of vice president or higher, including Whiting’s named executive officers. Each officer is required to own shares of Whiting common stock with a value equal to a multiple of his or her base salary, as follows:

Officer Title	Multiple of Annual Base Salary
Chief Executive Officer	6x
Chief Financial Officer, Chief Operating Officer and General Counsel	3x
Other Vice President	2x

Officers subject to the guidelines are required to achieve the applicable level of ownership within five years of the date the person was appointed as an officer. Shares that count towards satisfaction of the guidelines include: (i) shares owned outright by the officer, (ii) shares held in trust for the benefit of the officer and (iii) unvested equity awards that have time-based vesting (including restricted stock units and shares of restricted stock). Unexercised stock options and/or unvested equity awards with performance-based vesting (including restricted stock units, performance share units and performance shares) do not count towards satisfaction of the guidelines. The value of a share will be measured on January 1 of each year as the average month-end closing price for the 12 months preceding the date of calculation. Executive officers who are subject to the ownership guidelines are required to hold 100% of the shares vested or acquired under equity awards granted by Whiting until the applicable ownership level is reached. As of December 31, 2021, the named executive officers then serving had additional time remaining in the five-year phase-in period to acquire a sufficient number of shares of Whiting common stock to satisfy the guidelines.

Policy Prohibiting Pledging and Hedging Shares of Stock

As part of the Whiting board-approved policy prohibiting insider trading, Whiting’s officers, employees and directors are prohibited from engaging in any hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. In addition, officers and directors are prohibited from holding shares of Whiting common stock (or any other company securities) in a margin account or otherwise pledging such stock or other securities as collateral for a loan.

Tax and Accounting Considerations

With respect to compensation paid under Whiting’s plans, arrangements and agreements, Whiting considers the impact of the applicable tax laws and accounting rules, including but not limited to Section 409A, Section 280G and Section 4999 of the Internal Revenue Code (the “Code”). Currently, none of Whiting’s severance arrangements or agreements provide for a gross-up for excise tax under Code Section 280G and Section 4999 and all of Whiting’s programs are intended to be either exempt from or to comply with Code Section 409A. Whiting notes that Section 162(m) of the Code limits the amount of compensation that Whiting may deduct in any year to $1,000,000 per person with respect to the Whiting chief executive officer and certain other highly compensated executive officers whose compensation is or has been included in this proxy statement/prospectus. The focus of Whiting’s programs is on driving the company’s performance, irrespective of whether compensation may be non-deductible because of the application of Code Section 162(m).

Risk Management

Whiting performs an annual risk assessment regarding Whiting’s compensation programs. Based on the most recent assessment, Whiting does not believe its executive or non-executive compensation structure is reasonably likely to have a material adverse effect on the Whiting. Risk-mitigating features of Whiting’s executive and non-executive compensation structure include: a balance of short-term and long-term incentive programs to maintain focus on both elements of Whiting performance; limitations on awards payable to any individual under Whiting’s incentive programs, along with Compensation and Human Resources Committee discretion to decrease the qualitative portion of annual incentive payouts in the event it believes excessive risk was taken; the clawback policy described above; stock ownership requirements for Whiting’s executive officers and an insider trading policy.

Compensation and Human Resources Committee Report

The Whiting Compensation and Human Resources Committee has reviewed the above disclosure concerning executive compensation with management and based on such review has recommended to the Board that the disclosure under the heading “Executive Compensation” be included in this proxy statement/prospectus for filing with the SEC.

Anne Taylor, Chairperson

Kevin S. McCarthy

Daniel J. Rice IV

Compensation and Human Resources Committee Interlocks and Insider Participation

No member of the Whiting Compensation and Human Resources Committee has ever served as an employee or officer of ours. None of Whiting’s executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Whiting board or Compensation and Human Resources Committee.

Executive Compensation Tables

2021 Summary Compensation Table

The following table sets forth information concerning the compensation earned in respect of the 2021, 2020 and 2019 fiscal years (or such fewer years as are required to be disclosed) by Whiting’s named executive officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Lynn A. Peterson(6) President and Chief Executive Officer	2021	650,000	—		5,776,944	984,782	23,572	7,435,298
	2020	220,000	162,945		1,268,010	—	11,662	1,662,624
James P. Henderson(6) Executive Vice President Finance and Chief Financial Officer	2021	425,000	—		2,387,556	496,873	20,754	3,330,183
	2020	143,846	106,541		674,672	—	9,141	934,200
Charles J. Rimer Executive Vice President Operations and Chief Operating Officer	2021	440,000	—		2,412,823	514,408	22,548	3,389,779
	2020	508,885	—		2,524,688	—	2,912,231	5,945,804
	2019	525,000	—		2,455,882	467,250	27,050	3,475,182
M. Scott Regan Vice President, Legal, General Counsel and Secretary	2021	367,096	51,975	(2)	1,080,390	314,005	19,194	1,832,660
Sirikka R. Lohoefener Vice President, Accounting and Controller	2021	279,221	51,975	(2)	270,093	194,320	18,008	813,617

(1)

Annual base salaries for Mr. Regan and Ms. Lohoefener were adjusted effective July 1, 2021. Annual base salaries as of 2021 fiscal year end were as follows for the named executive officers: Mr. Peterson — $650,000; Mr. Henderson — $425,000; Mr. Rimer — $440,000; Mr. Regan — $385,000 and Ms. Lohoefener — $285,000.

(2)

For 2021, reflects additional performance bonus awards for Mr. Regan and Ms. Lohoefener that were paid in stock. The value reflects the full grant date fair value of shares granted calculated in accordance with ASC 718. The number of shares was determined by dividing the cash amount of the additional performance bonus award ($45,000) by the ten trading day volume weighted average price of Whiting common stock for the period ending December 31, 2021 (such amount being $64.40 per share).

(3)

Reflects the full grant date fair value of restricted stock unit and performance stock unit awards granted in 2021, 2020 and 2019 calculated in accordance with ASC 718. Assumptions used in the calculation of these amounts for 2021 are included in the “Stock-Based compensation” footnote to Whiting’s audited consolidated financial statements for the fiscal year ended December 31, 2021 included in Whiting’s Annual Report on Form 10-K (as amended). The value of the performance stock unit awards granted in 2021, assuming achievement of the maximum performance level, would have been $5,100,396 for Mr. Peterson, $1,639,400 for Mr. Henderson, $1,639,400 for Mr. Rimer, $910,708 for Mr. Regan, and $227,655 for Ms. Lohoefener.

(4)

Reflects the cash bonus earned for each such year and paid under Whiting’s short-term incentive plan. For 2021, also reflects the additional stock remainder for payment of the above-target amount paid under Whiting’s short-term incentive plan to Mr. Peterson, Mr. Henderson and Mr. Rimer. Such amounts were determined to be: Mr. Peterson — $322,079; Mr. Henderson — $130,509; and Mr. Rimer — $135,115. The number of shares were determined by dividing the cash remainder by the five-trading day volume weighted average price of Whiting common stock for the period ending on the day immediately preceding the date of payment (such amount being $75.47). The value of the stock remainder reported reflects the full grant date fair value of shares granted calculated in accordance with ASC 718.

(5)	For 2021, these amounts ($) are comprised of the following for each of Whiting’s named executive officers:

	401(k) Match	Group Life & Disability Insurance
Lynn A. Peterson	17,400	6,172
James P. Henderson	17,400	3,354
Charles J. Rimer	17,400	5,148
M. Scott Regan	17,400	1,794
Sirikka R. Lohoefener	17,400	608

(6)	Mr. Peterson’s and Mr. Henderson’s employment with the company commenced on September 1, 2020.

Narrative Disclosure to Summary Compensation Table

On September 1, 2020, in connection with Whiting’s emergence from bankruptcy and the completion of the Whiting Reorganization, Mr. Peterson was appointed as Whiting’s Chief Executive Officer upon the resignation of Whiting’s prior Chief Executive Officer and Mr. Henderson was appointed as Chief Financial Officer upon resignation of Whiting’s prior chief financial officer.

At the time of these appointments, Whiting entered into executive employment and severance agreements with Messrs. Peterson and Henderson and an amended Employment Agreement with Mr. Rimer (the “C-Suite Employment Agreements”). These agreements detail the compensation arrangements that Whiting negotiated, and the Whiting board approved, for these named executive officers upon the Whiting Reorganization.

The C-Suite Employment Agreements provided for a base salary of $650,000, $425,000 and $440,000 for Messrs. Peterson, Henderson and Rimer, respectively, and eligibility to participate in employee benefit plans that Whiting generally provides to Whiting senior executives. The C-Suite Employment Agreements provided that the executives would be eligible to participate in Whiting’s annual bonus plan and specified for Messrs. Peterson, Henderson and Rimer a threshold bonus of 25% of base salary, target bonus of 75% of base salary and a maximum bonus of 150% of base salary based upon achievement of the performance goals under such plan, with the bonus for 2020 to be pro-rated and no less than the target bonus (except that in the case of Mr. Rimer, he would not be eligible to participate in such annual bonus plan until 2021).

The C-Suite Employment Agreements for Messrs. Peterson and Henderson provided for an initial grant of restricted stock units with a grant date fair value of $650,000 and $371,875 for Messrs. Peterson and Henderson, respectively, that would vest ratably on the first, second and third year anniversaries of the grant date, subject to continued employment. The C-Suite Employment Agreements also provided for a special one-time equity grant of 94,500, 46,300 and 49,100 restricted stock units for Messrs. Peterson, Henderson and Rimer, respectively, fifty percent of which would vest if the daily VWAP of Whiting common stock exceeded $32.57 per share for 20 consecutive trading days, an additional 25% would vest if the daily VWAP exceeded $48.86 per share for 20 consecutive trading days and the final 25% would vest if the daily VWAP exceeded $65.14 per share for 20 consecutive trading days. The special equity award would vest only if the executive was employed by Whiting during the 20-day period when the daily VWAP equals or exceeds the targets outlined above (provided, however, that vesting would occur if the executive was terminated without cause or resigns for good reason (a “qualifying termination”) within 3 months prior to achieving such targets). Cause and good reason are defined in the C-Suite Employment Agreements and described below under “Termination and Change in Control Arrangements —   Executive Employment and Severance Agreements.” In each case, the restricted stock units described above were granted in September 2020. As of March 31, 2022, all of these restricted stock units have vested.

Effective February 2, 2021, the Whiting board approved the terms of a form employment agreement which Mr. Regan and Ms. Lohoefener subsequently entered into with Whiting (collectively with the C-Suite Employment Agreements, the “Employment Agreements”). On that same date, the C-Suite Employment Agreements with Messrs. Peterson, Henderson and Rimer were amended to, among other things, eliminate the payment of cash severance outside of a change in control context. The severance and other benefits provided by the Employment Agreements, as amended, upon qualifying terminations of employment are discussed below under “Termination and Change in Control Arrangements – Executive Employment and Severance Agreements.”

Grants of Plan Based Awards

Name	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards Number of Stares Stock (#)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Lynn A. Peterson	2/2/2021 2/2/2021 2/2/2021 2/2/2021	325,000 — — —	650,000 — —	1,300,000 — — —	— 34,063 — —	— 113,544 — —	— 227,088 — —	— — 48,662 52,716	— 3,499,994(2) 1,092,949(3) 1,184,001(4)

James P. Henderson	2/2/2021 2/2/2021 2/2/2021 2/2/2021	212,500 — — —	361,250 — — —	637,500 — — —	— 10,948 — —	— 36,496 — —	— 72,992 — —	— — 24,331 31,883	— 1,124,989(2) 546,474(3) 716,092(4)

Charles J. Rimer	2/2/2021 2/2/2021 2/2/2021 2/2/2021	220,000 — — —	374,000 — — —	660,000 — — —	— 10,948 — —	— 36,496 —	— 72,992 — —	— — 24,331 33,008	— 1,124,989(2) 546,474(3) 741,360(4)

M. Scott Regan	2/2/2021 2/2/2021 2/2/2021	146,838 — —	293,677 — —	367,096 — —	— 6,082 —	— 20,274	— 40,548 —	— — 20,278	— 624,946(2) 455,444(3)

Sirikka R. Lohoefener	2/2/2021 2/2/2021 2/2/2021	111,688 — —	167,533 — —	223,377 — —	— 1,520 —	— 5,068 —	— 10,136 —	— — 5,070	— 156,221(2) 113,872(3)

(1)	Represents threshold, target and maximum cash awards payable under Whiting’s short-term incentive program.
(2)

Represents annual PSU awards under Whiting’s long-term incentive program. One-half of the PSUs vest based on absolute TSR and one-half of the PSUs vest based on relative TSR, in each case measured over a January 1, 2021–December 31, 2023 performance period. Grant date fair value is calculated by multiplying the target number of PSUs awarded by the grant date fair value as computed utilizing the Monte Carlo pricing model prescribed by ASC 718, which was $29.32 per share for the absolute TSR grants and $32.33 per share for the relative TSR grants.

(3)

Represents annual time-based RSU awards under Whiting’s long-term incentive program. The RSUs vest as follows: one-third of such RSUs vested on February 2, 2022, one-third will vest on January 4, 2023 and one-third will vest on January 3, 2024. The grant date fair value is calculated by multiplying the number of RSUs granted by the closing price of Whiting common stock, as reported on NYSE on the date of grant of February 2, 2021 as prescribed by ASC 718, which was $22.46.

(4)

Represents one-time, time-based RSU awards. The RSUs cliff vest on February 2, 2026. The grant date fair value is calculated by multiplying the number of RSUs granted by the closing price of Whiting common stock, as reported on NYSE on the date of grant of February 2, 2021 as prescribed by ASC 718, which was $22.46.

Outstanding Equity Awards at 2021 Year-End

The following table sets forth information concerning unvested restricted stock unit awards and performance stock units held by Whiting’s named executive officers on December 31, 2021. No named executive officers held any stock options as of December 31, 2021.

Name	Stock Awards
	Number of Shares of Stock or Units That Have Not Vested (#)(1)	Market Value of Shares of Stock or Units That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares of Stock That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market Value of Unearned Shares of Stock That Have Not Vested ($)(4)
Lynn A. Peterson	122,788	7,941,928	137,169	8,872,091
James P. Henderson	68,463	4,428,187	48,071	3,109,232
Charles J. Rimer	57,339	3,708,687	48,771	3,154,508
M. Scott Regan	20,278	1,311,581	20,274	1,311,322
Sirikka R. Lohoefener	5,070	327,928	5,068	327,798

(1)

Reflects unvested service-based restricted stock units held by Whiting’s named executive officers as of December 31, 2021 that have time-based vesting. These shares will vest on various dates as follows if the named executive officer has remained in continuous employment through each such date:

Name	2/2/2022	9/1/2022	1/4/2023	9/1/2023	1/3/2024	2/2/2026
Lynn A. Peterson	16,220	10,705	16,221	10,705	16,222	52,716
James P. Henderson	8,110	6,124	8,110	6,125	8,111	31,883
Charles J. Rimer	8,110		8,110		8,111	33,008
M. Scott Regan	6,759		6,759		6,760
Sirikka R. Lohoefener	1,690		1,690		1,690

(2)

Reflects the value of unvested service-based restricted stock units held by Whiting’s named executive officers as of December 31, 2021 measured by the closing market price of Whiting common stock on December 31, 2021, which was $64.68 per share.

(3)

Reflects unvested market-based restricted stock units and unvested performance stock units held by Whiting’s named executive officers as of December 31, 2021. Unvested market-based restricted stock units are held by Messrs. Peterson, Henderson and Rimer that vest if the daily volume weighted average price of Whiting common stock (“VWAP”) exceeds $65.14 per share for 20 consecutive trading days. These restricted stock units will vest only if the named executive officer is employed by Whiting during the 20-day period when the daily VWAP equals or exceeds the targets outlined above. Unvested performance stock units are held by all of Whiting’s named executive officers and vest based on the absolute total stockholder return of Whiting between January 1, 2021 and December 31, 2023, or the relative stockholder return of Whiting between January 1, 2021 and December 31, 2023 as measured against the total stockholder return of certain peer companies over that period, as applicable, in each case subject to the executive named officer’s continued employment with Whiting through the performance period.

(4)

Reflects the value of unvested shares of market-based restricted stock units and performance stock units held by Whiting’s named executive officers as of December 31, 2021 measured by the closing market price of Whiting common stock on December 31, 2021, which was $64.68 per share.

Options Exercised and Stock Vested

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting(1) (#)	Value Realized on Vesting(2) ($)
Lynn A. Peterson	—	—	81,579	3,420,794
James P. Henderson	—	—	40,489	1,717,429
Charles J. Rimer	—	—	36,825	1,515,472
M. Scott Regan	—	—	—	—
Sirikka R. Lohoefener	—	—	—	—

(1)	The number of shares includes RSUs that vested in 2021.
(2)

Reflects the value associated with the vesting of certain restricted stock unit awards granted in September 2020. With respect to the VWAP-based restricted stock unit awards granted in September 2020 to Mr. Peterson, Mr. Henderson and Mr. Rimer, 50% of such awards vested on March 19, 2021 and an additional 25% of such awards vested on July 1, 2021, in each case as a result of meeting VWAP stock price targets. With respect to the time-based restricted stock unit awards granted in September 2020 to Mr. Peterson and Mr. Henderson, one-third of such awards vested on September 1, 2021 as a result of continuous employment with Whiting.

Termination and Change in Control Arrangements – Executive Employment and Severance Agreements

Whiting has entered into Employment Agreements with each of Whiting’s current executive officers. The Whiting board approved the terms of the Employment Agreements with Messrs. Peterson, Henderson and Rimer based on arm’s length negotiations with each named executive officer. The Employment Agreements with Messrs. Peterson, Henderson and Rimer, were originally effective on September 1, 2020 and were amended effective February 2, 2021 to, among other things, eliminate the payment of cash severance (other than the payment of a prorated target bonus) outside of a change in control context. The Whiting board further approved the terms of a form employment agreement effective February 2, 2021 which Mr. Regan and Ms. Lohoefener subsequently entered into with Whiting. Each of the Employment Agreements with Messrs. Peterson, Henderson and Rimer has a two-year term, each of the Employment Agreements with Mr. Regan and Ms. Lohoefener has a one-year term and all of the agreements renew automatically for successive one-year terms unless either party provides written notice to the other party at least 180 days prior to the end of a term. The compensation provided for by the Employment Agreements during the term of employment is described above under “Narrative Disclosure to Summary Compensation Table.” Under the terms of the Employment Agreements, the executives may also be entitled to certain severance payments and other benefits upon a qualifying termination of employment, as set forth in the chart below.

	Termination without Cause or for Good Reason*	Termination without Cause or for Good Reason in Connection with a Change in Control****
Lynn A. Peterson	Benefits Continuation: Up to 24** months of continued health, welfare and life insurance coverage. Accrued and Pro-Rated Bonus:	Benefits Continuation: Up to 24 months of continued health, welfare and life insurance coverage. Accrued and Pro-Rated Bonus:

	Termination without Cause or for Good Reason*	Termination without Cause or for Good Reason in Connection with a Change in Control****
Payment of unpaid bonus for any completed fiscal year. Payment of pro-rated bonus for year of termination. Severance: ***

Payment of unpaid bonus for any completed fiscal year.

Payment of pro-rated bonus for year of termination.

Severance:

2x (base salary + bonus), payable in cash plus

1x (base salary + bonus), payable in stock

James P. Henderson

Benefits Continuation:

Up to 18 months of continued health, welfare and life insurance coverage.

Accrued and Pro-Rated Bonus:

Payment of unpaid bonus for any completed fiscal year.

Payment of pro-rated bonus for year of termination.

Severance:

      ***

Benefits Continuation:

Up to 18 months of continued health, welfare and life insurance coverage.

Accrued and Pro-Rated Bonus:

Payment of unpaid bonus for any completed fiscal year.

Payment of pro-rated bonus for year of termination.

Severance:

2x (base salary + bonus)

Charles J. Rimer

Benefits Continuation:

Up to 18 months of continued health, welfare and life insurance coverage.

Accrued and Pro-Rated Bonus:

Payment of unpaid bonus for any completed fiscal year.

Payment of pro-rated bonus for year of termination.

Severance:

***

Benefits Continuation:

Up to 18 months of continued health, welfare and life insurance coverage.

Accrued and Pro-Rated Bonus:

Payment of unpaid bonus for any completed fiscal year.

Payment of pro-rated bonus for year of termination.

Severance:

2x (base salary + bonus)

M. Scott Regan

Benefits Continuation:

Up to 18 months of continued health, welfare and life insurance coverage.

Accrued and Pro-Rated Bonus:

Payment of unpaid bonus for any completed fiscal year.

Payment of pro-rated bonus for year of termination.

Severance:

1x (base salary + bonus)

Benefits Continuation:

Up to 18 months of continued health, welfare and life insurance coverage.

Accrued and Pro-Rated Bonus:

Payment of unpaid bonus for any completed fiscal year.

Payment of pro-rated bonus for year of termination.

Severance:

2x base salary + 1x bonus*****

Sirikka R. Lohoefener	Benefits Continuation:	Benefits Continuation:

Termination without Cause or for Good Reason*	Termination without Cause or for Good Reason in Connection with a Change in Control****

Up to 18 months of continued health, welfare and life insurance coverage.

Accrued and Pro-Rated Bonus:

Payment of unpaid bonus for any completed fiscal year.

Payment of pro-rated bonus for year of termination.

Severance: 1x (base salary + bonus)

Up to 18 months of continued health, welfare and life insurance coverage.

Accrued and Pro-Rated Bonus:

Payment of unpaid bonus for any completed fiscal year.

Payment of pro-rated bonus for year of termination.

Severance: 2x base salary + 1x bonus

*	Whiting’s provision of a notice of non-renewal is treated the same as a termination without Cause. For purposes of the Employment Agreements:

“Cause” means a good faith finding by the Board that the executive officer has: (i) willfully failed, grossly neglected or refused to perform the lawful employment duties related to his or her position or that Whiting has assigned to him or her (other than due to disability); (ii) committed any willful, intentional or grossly negligent misconduct having the effect of injuring Whiting’s interest, business or reputation; (iii) violated or failed to comply in any material respect with Whiting’s published rules, regulations or policies; (iv) been indicted for, convicted of or pleaded guilty or nolo contendere to a felony or misdemeanor involving moral turpitude or performed any act of fraud, material theft or material dishonesty; (v) misappropriated or embezzled any of Whiting’s property (whether or not an act constituting a felony or misdemeanor); or (vi) breached any material provision of the Employment Agreement or any other applicable confidentiality, non-compete, non-solicit, general release, covenant not-to-sue or other agreement with Whiting.

“Good Reason” means the occurrence of any of the following without the executive officer’s consent: (i) a material diminution in the executive officer’s title, duties or responsibilities; (ii) a requirement that the executive officer relocate the executive officer’s principal place of work to a location that increases the one-way commute by more than 40 miles; (iii) a reduction in salary or, other than for Mr. Regan or Ms. Lohoefener, annual bonus target percentage, in each case that does not apply across the board to other senior executives; or (iv) Whiting materially breaches any provision of the Employment Agreement; and (v) for Mr. Peterson, he is removed or not re-nominated for election to the Whiting board. The executive officer will not be deemed to have Good Reason to terminate unless the executive gives notice of the condition giving rise to Good Reason within 30 days of its initial occurrence, and Whiting fails to cure such condition within 30 days after receiving such notice.

**	Prior to the amendment of the Employment Agreements on February 2, 2021, Mr. Peterson was entitled to up to 18 months of benefits continuation.
***

Prior to the amendment of the Employment Agreements on February 2, 2021, Messrs. Peterson, Henderson and Rimer were entitled to cash severance upon a termination without Cause or termination for Good Reason, in the amount of 1x (base salary + annual bonus).

****

Applies to a termination of employment within three months prior to or 12 months following a Change in Control. Change in Control has the meaning set forth in Whiting’s 2020 Equity Incentive Plan (the “Whiting equity plan”) and is described briefly in the “Equity Award Agreements” section below.

*****	Mr. Regan’s Employment Agreement was amended effective March 3, 2022 to provide for a Change in Control severance equal to 2x base salary and 2x bonus.

The executive’s right to receive severance payments and benefits is conditioned upon the executive’s continued compliance with any post-employment obligations and execution and non-revocation of a general release of claims. The Employment Agreements also provide that the executive is subject to a customary confidentiality covenant and non-disparagement covenant and, for one year following termination of employment (or two years if the termination is after a Change in Control), customary covenants not to solicit or compete with Whiting’s business in its material plays or fields.

Equity Award Agreements

When Whiting makes grants of restricted stock unit and performance stock unit awards under the Whiting equity plan to Whiting’s executive officers, including the named executive officers, Whiting enters into restricted stock unit award agreements and performance stock unit award agreements with such executive officers that contain provisions that are triggered upon certain terminations of employment or a Change in Control of Whiting’s company. The following chart outlines those provisions.

Relevant Scenario	Performance Stock Units	Restricted Stock Units
Voluntary Termination	Unvested award is forfeited.	Unvested award is forfeited.
Termination for Cause	Unvested award is forfeited.	Unvested award is forfeited.
Termination without Cause or Termination for Good Reason*	Target PSUs are reduced on a pro-rata basis. Participant is eligible to vest in the award at the end of the performance period based on the pro-rated target number of PSUs and company performance over the performance period.

Sep 29, 2020 VWAP Grants

The RSUs remain eligible to become vested if the applicable VWAP is exceeded within three months following termination.

Sep 29, 2020 Time-Vested Grants

One-third of the RSUs vest (provided the termination is not within 90 days of the grant date).

Feb 2, 2021 Time-Vested Grants

One-third of the RSUs vest (provided the termination is not within 90 days of the grant date).

Feb 2, 2021 Extended Vesting Grants

Award becomes 100% vested.

Death	Executive receives 100% of the target PSUs.

Sep 29, 2020 VWAP Grants

Unvested award is forfeited.

Sep 29, 2020 Time-Vested Grants

Unvested award is forfeited.

Feb 2, 2021 Time-Vested Grants

One-third of the RSUs vest (provided the death is not within 90 days of the grant date).

Feb 2, 2021 Extended Vesting Grants

Award becomes 100% vested.

Disability	Executive receives 100% of the target PSUs.

Sep 29, 2020 VWAP Grants

Unvested award is forfeited.

Sep 29, 2020 Time-Vested Grants

Unvested award is forfeited.

Feb 2, 2021 Time-Vested Grants

One-third of the RSUs vest (provided the disability is not within 90 days of the grant date).

Feb 2, 2021 Extended Vesting Grants

Award becomes 100% vested.

Relevant Scenario	Performance Stock Units	Restricted Stock Units
Change in Control**	Performance period is truncated, and the participant contingently earns the greater of (i) the target PSUs or (ii) the number of PSUs based on performance through the Change in Control. The contingently earned PSUs vest based on continued employment through the end of the originally scheduled performance period. If the executive is terminated prior to the end of the originally scheduled performance period because of death, disability, a termination without Cause or a termination for Good Reason, the contingently earned PSUs vest in full. ***

Sep 29, 2020 VWAP Grants

The applicable VWAP is determined by reference to the consideration received in the Change in Control and the award is earned (or forfeited) based on such determination. Alternatively, the Whiting Compensation and Human Resources Committee may choose to have the award assumed or substituted in the Change in Control transaction. ***

Sep 29, 2020 and October 13, 2020 Time-Vested Grants

One-third of the RSUs vest immediately upon a Change in Control. If there is a termination of employment within twelve months following the Change in Control, the award will become 100% vested. ***

Feb 2, 2021 Time-Vested Grants

Award continues to vest in accordance with its terms. If the executive is terminated without Cause, terminates for Good Reason, dies or becomes disabled, the award will become 100% vested. ***

Feb 2, 2021 Extended Vesting Grants

Award continues to vest in accordance with its terms. If the executive is terminated without Cause, terminates for Good Reason, dies or becomes disabled, the award will become 100% vested. ***

*	The terms “Cause” and “Good Reason” have the meanings set forth in the Employment Agreements.
**

“Change in Control” is defined in the Whiting equity plan, and generally includes the acquisition of 50% or more of the outstanding shares or voting power of Whiting, a non-approved change in a majority of the Board, a merger or consolidation in which Whiting’s stockholders have less than 50% of the voting or economic power of the surviving entity, or a liquidation, dissolution or sale of all or substantially all of Whiting’s assets.

***	In the event the acquiror does not assume or substitute the awards, unvested RSUs and contingently earned PSUs, as applicable, shall become 100% vested upon the Change in Control.

Estimated Termination and Change in Control Benefits

The tables below and the discussion that follows reflect compensation payable to each of Whiting’s named executive officers upon various termination scenarios both (i) outside of a Change in Control scenario (shown as “Prior to CIC”) and (ii) within three months prior to or 12 months following a Change in Control of Whiting (shown as “After CIC”). The amounts shown assume that termination occurred on December 31, 2021, that the closing price per share on such date was $64.68, and, in the event of termination in connection with a Change in Control, the executive’s benefit is not reduced as a result of Section 280G or Section 4999 of the Code (as described above). The actual amounts to be paid can only be determined at the time of such executive’s separation from Whiting.

Lynn A. Peterson

	Voluntary or Termination for Cause	Termination by Company Without Cause or by Executive for Good Reason		Death ($)	Disability ($)
		Prior to CIC ($)	After CIC ($)
Cash Compensation
Cash Severance	—	—	2,600,000	—	—
Pro-rata Bonus	—	650,000	650,000	—	—
Stock Severance	—	—	1,300,000	—	—
Acceleration of Unvested Equity
RSUs(1)	—	6,679,288	8,777,593	4,458,824	4,458,824
PSUs(2)	—	4,284,015	12,852,045	7,344,026	7,344,026
Benefits
Health Benefits Continuation	—	2,457	2,457	—	—
Total	—	11,615,760	26,182,095	11,802,850	11,802,850

James P. Henderson

	Voluntary or Termination for Cause	Termination by Company Without Cause or by Executive for Good Reason		Death ($)	Disability ($)
		Prior to CIC ($)	After CIC ($)
Cash Compensation
Cash Severance	—	—	1,572,500	—	—
Pro-rata Bonus	—	361,250	361,250	—	—
Acceleration of Unvested Equity
RSUs(1)	—	3,731,572	4,780,725	2,586,769	2,586,769
PSUs(2)	—	1,376,994	4,130,982	2,360,561	2,360,561
Benefits
Health Benefits Continuation	—	54,619	54,619	—	—
Total	—	5,524,435	10,900,076	4,947,330	4,947,330

Charles J. Rimer

	Voluntary or Termination for Cause	. Termination by Company Without Cause or by Executive for Good Reason		Death ($)	Disability ($)
		Prior to CIC ($)	After CIC ($)
Cash Compensation
Cash Severance	—	—	1,628,000	—	—
Pro-rata Bonus	—	374,000	374,000	—	—
Acceleration of Unvested Equity
RSUs(1)	—	3,453,481	4,502,634	2,659,534	2,659,534
PSUs(2)	—	1,376,994	4,130,982	2,360,561	2,360,561
Benefits
Health Benefits Continuation	—	74,883	74,883	—	—
Total	—	5,279,358	10,710,499	5,020,095	5,020,095

M. Scott Regan

	Voluntary or Termination for Cause	Termination by Company Without Cause or by Executive for Good Reason		Death ($)	Disability ($)
		Prior to CIC ($)	After CIC ($)
Cash Compensation
Cash Severance	—	693,000	1,078,000	—	—
Pro-rata Bonus	—	308,000	308,000	—	—
Acceleration of Unvested Equity
RSUs(1)	—	437,194	1,311,581	437,194	437,194
PSUs(2)	—	764,938	2,294,814	1,311,322	1,311,322
Benefits
Health Benefits Continuation	—	59,046	59,046	—	—
Total	—	2,262,178	5,051,441	1,748,516	1,748,516

Sirikka R. Lohoefener

	Voluntary or Termination for Cause	Termination by Company Without Cause or by Executive for Good Reason		Death ($)	Disability ($)
		Prior to CIC ($)	After CIC ($)
Cash Compensation
Cash Severance	—	456,000	741,000	—	—
Pro-rata Bonus	—	171,000	171,000	—	—
Acceleration of Unvested Equity
RSUs(1)	—	109,309	327,928	109,309	109,309
PSUs(2)	—	191,216	573,647	327,798	327,798
Benefits
Health Benefits Continuation	—	59,046	59,046	—	—
Total	—	986,571	1,872,621	437,107	437,107

(1)	The RSU amounts are calculated by multiplying the number of RSUs that would vest as a result of a termination of employment by Whiting’s share price as of December 31, 2021 of $64.68.

(2)

In the event of a termination without Cause or resignation with Good Reason, the PSUs are pro-rated for the portion of the performance period ending on the termination date and remain outstanding and eligible to be earned based on achievement of the applicable performance goals through the remainder of the applicable performance period. The PSU amounts are calculated using Whiting’s share price as of December 31, 2021 of $64.68 and assuming that Whiting’s absolute and relative TSR remains at target level through the end of the applicable performance period.

(3)

Effective as of March 3, 2022, Mr. Regan’s employment agreement was amended to change his severance payable upon a termination without Cause or with Good Reason following a change in control from 2x base salary and 1x target bonus to 2x the sum of his base salary and target bonus, in order to align his severance with that of the other named executive officers. Had Mr. Regan’s amended employment agreement been in effect on December 31, 2021, it would have resulted in a payment of $1,386,000 upon such termination.

Chief Executive Officer Pay Ratio

Pursuant to rules promulgated under the Dodd-Frank Act, Whiting is required to disclose the ratio of Whiting’s chief executive officer’s annual total compensation to Whiting’s median employee’s annual total compensation. Whiting has identified the median employee based on estimated 2021 compensation reportable on Whiting’s 2021 internal compensation report, which generally reflects base salary, short-term incentive targets and intended value of long-term incentive awards for all employees (other than the chief executive officer). For 2021, the Chief Executive Officer’s total annual compensation was $7,100,516. As of December 31, 2021, the median employee’s total annual compensation was $154,443, resulting in a chief executive officer pay ratio of approximately 46-to-1.

Compensation data used to calculate the ratio is set forth below:

Name	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Median Employee	$110,345	$6,581	$30,983	$6,534	$154,443
Chief Executive Officer	$650,000	$5,776,944	$650,000	$23,572	$7,100,516

THE MERGER

This section of the joint proxy statement/prospectus describes the material aspects of the merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents attached hereto and incorporated by reference into this joint proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the merger and the transactions related thereto. In addition, important business and financial information about each of Oasis and Whiting is included in or incorporated by reference into this joint proxy statement/prospectus and is included in the annexes hereto. Please see “Where You Can Find More Information.”

Effects of the Merger

The merger agreement, among other things, provides for the Company Merger, with Whiting continuing its existence as the surviving corporation and a wholly owned subsidiary of Oasis at the Company Merger Effective Time, and the subsequent LLC Sub Merger, with LLC Sub continuing its existence as the surviving entity following the LLC Sub Merger as a direct wholly owned subsidiary of Oasis at the LLC Sub Merger Effective Time.

In addition, the Whiting board will take all actions as may be necessary so that, at the Company Merger Effective Time, each outstanding restricted stock unit and performance stock unit in respect of Whiting common stock will be treated as described in “— Interests of Certain Whiting Directors and Executive Officers in the Merger” and “— Treatment of Whiting Equity Awards in the Merger.”

Background of the Merger

The boards of directors of Whiting and Oasis, in the ordinary course and consistent with their fiduciary duties, continually evaluate their respective company’s operations and future business prospects with a focus on generating long-term value by leveraging assets to create efficiencies, growing free cash flow and returning cash to stockholders. In connection with such evaluation, the boards of directors and management teams also review and assess potential strategic alternatives available to them, including mergers and acquisition transactions. As part of such assessment, each management team has had contacts with other public and private E&P companies and private equity funds from time to time.

Representatives of each of Whiting and Oasis have discussed a strategic transaction from time to time over the past several years. The following is a summary of the events leading up to the signing of the merger agreement and the key meetings, negotiations, discussions and actions by and among Whiting, Oasis and their respective advisors that preceded the public announcement of the merger, including discussions with multiple additional potential merger or acquisition counterparties over the same period.

Following each of Oasis’ and Whiting’s emergence from Chapter 11 (as defined below), each party engaged in merger discussions with a number of third parties and executed a series of transformative transactions to reduce its costs and optimize its assets and structure to increase shareholder value and best position itself in the event that it elected to pursue a strategic business combination. The discussion below describes each of these transactions as it occurred chronologically, including (i) Oasis’ simplification of its investment in Oasis Midstream Partners LP (“OMP”), (ii) Oasis’ divestiture of its Permian Basin acreage, (iii) Whiting’s divestiture of its acreage in the Denver-Julesberg Basin, (iv) each party’s acquisition of additional acreage in the Williston Basin and (v) the sale of OMP to Crestwood. The timing and completion of each of these transactions significantly enhanced each company’s trading price and their completion impacted the timing of ongoing merger discussions. Over this period of time, Oasis also initiated a return of capital program which included (i) fixed dividends, as well as an incremental increase thereto, (ii) variable dividends, (iii) share repurchases and (iv) a special dividend in connection with the OMP Unit Redemption (as defined below). Whiting paid down its revolving credit facility and, after strengthening its balance sheet, initiated dividend payments it could sustain even if commodity prices weakened. Each of these actions is detailed chronologically below and were similarly pursued to increase shareholder value and better position the applicable party in the event of a business combination. At each meeting of the respective boards of directors occurring during this period, summaries of all material strategic discussions or developments subsequent to the prior meeting were provided to the directors.

As Williston Basin-focused companies with complementary asset bases, Oasis and Whiting have had discussions from time to time since Oasis completed its initial public offering in 2010, none of which resulted in an agreement to move forward with a strategic combination. Discussions relevant to the ultimate execution of the merger agreement began on February 27, 2020, when, in order to initiate a due diligence review and better understand the merits of a potential business combination, Oasis and Whiting entered into a mutual non-disclosure agreement and the parties began preliminary discussions and due diligence. The non-disclosure agreement contained mutual customary standstill obligations in favor of each party that would terminate upon the occurrence of certain specified events. At this time, the Whiting board and management were also actively considering a number of liability management transactions to manage Whiting’s debt obligations.

On March 20, 2020, Whiting informed Oasis that it was in the process of evaluating other strategic alternatives beyond a business combination with Oasis. At Whiting’s suggestion, the parties paused their discussions and mutual due diligence review.

On April 1, 2020, as a result of the sustained depression of commodity prices driven by the effects of the COVID-19 pandemic on the energy industry, Whiting and certain of its affiliates filed voluntary petitions for relief under chapter 11 of title 11 of the United States Bankruptcy Code (“Chapter 11”) in the United States Bankruptcy Court for the Southern District of Texas.

On and prior to this date, both Whiting and Oasis had begun to experience significantly lower revenues as the impact of the emerging COVID-19 crisis resulted in dramatically reduced commodity prices. As Oasis’ ability to service its debt obligations deteriorated, the Oasis board and management actively considered a number of liability management transactions, including refinancing existing indebtedness in combination with a significant equity infusion. Multiple discussions were held with private equity firms for such purposes, none of which matured into definitive documentation. These efforts were undertaken from April through the summer of 2020.

On September 1, 2020, Whiting completed its financial restructuring and emerged from Chapter 11. Mr. Lynn A. Peterson was appointed Whiting’s Chief Executive Officer and Whiting also appointed a new board of directors. Whiting common stock closed at $19.50 on September 2, 2020, its first day of trading on the NYSE. After emerging from Chapter 11, Whiting from time to time entered into confidentiality agreements with other potential counterparties in order to exchange confidential information to facilitate reviews of potential transactions, ranging from business combinations to asset acquisitions and divestitures.

Later that month, on September 30, 2020, as a result of the sustained depression of commodity prices driven by the continued effects of the COVID-19 pandemic on the energy industry, Oasis and certain of its affiliates filed voluntary petitions for relief under Chapter 11 in the United States Bankruptcy Court for the District of Delaware.

On November 19, 2020, Oasis completed its financial restructuring and emerged from Chapter 11, with the share price of Oasis common stock opening at $27.15 at the commencement of trading on the NASDAQ on the following day. In connection with its emergence from Chapter 11, Oasis appointed a new board of directors.

On December 22, 2020, Thomas B. Nusz retired as Chief Executive Officer of Oasis and the Oasis board appointed Douglas E. Brooks, Oasis’ Board Chair, to serve as interim Chief Executive Officer while Oasis conducted its search for a new Chief Executive Officer. During Mr. Brooks’ tenure as interim Chief Executive

Officer for the period from December 22, 2020 through April 13, 2021, Mr. Brooks held weekly calls or provided written updates to the Oasis board regarding material operating, governance and strategic matters.

On December 23, 2020, Messrs. Brooks and Peterson had an email exchange during which Mr. Peterson stated that he believed that analysts and the markets expected consolidation of E&P producers and that Oasis and Whiting should consider a combination. Mr. Brooks replied that, with Oasis’ newly constituted board of directors and its search for a new chief executive officer underway, Oasis’ priority, over the near term, was pursuing opportunities to reduce its costs and optimize its assets and structure in a focused effort to address what the Oasis board believed to be the significantly discounted trading value of its common stock. Mr. Brooks stated, however, that he would relay Whiting’s interest to the Oasis board as well as present to the Oasis board any formal offer Whiting wished to submit.

On December 28, 2020, the Chief Executive Officer (the “Company A CEO”) of a potential strategic counterparty (“Company A”) emailed Mr. Brooks requesting a telephone call to discuss a potential business combination of Oasis by Company A. The Company A CEO expressed his opinion that a business combination between Oasis and Company A had significant industrial logic given the two companies’ complementary assets. Mr. Brooks replied that with Oasis’ newly constituted board of directors and its search for a new chief executive officer underway, Oasis was first interested in pursuing opportunities to reduce its costs and optimize its assets and structure in a focused effort to address what the Oasis board believed to be the significantly discounted trading value of its common stock. Mr. Brooks stated, however, that he would provide any written offers received from Company A to the Oasis board.

As part of its continuous evaluation of both acquisition and divestiture opportunities, during November 2020 through February 2021, Oasis participated in the sale process by a strategic company (“Company B”) for the divestiture of Company B’s interests in the Williston Basin in North Dakota and Montana. During this process, Oasis submitted bids to acquire such interests, provided comments to Company B’s draft purchase and sale agreement and engaged in discussions with Company B. Ultimately, Oasis was not the successful bidder.

On January 11, 2021, the Chief Executive Officer (the “Company C CEO”) of another potential strategic counterparty (“Company C”) emailed Mr. Brooks and indicated interest in Company C acquiring Oasis and OMP involving consideration consisting of cash or stock. Mr. Brooks replied via email to the Company C CEO that he would relay Company C’s interest to the Oasis board as well as present the Oasis board with any formal offer Company C wished to submit. Mr. Brooks expressed that the Oasis board believed that Oasis was currently undervalued and was focused, over the near term, on pursuing opportunities to reduce its costs and optimize its assets and structure.

Also on January 11, 2021, the Chief Executive Officer (the “Company D CEO”) of an alternative potential strategic counterparty (“Company D”) emailed Mr. Brooks and expressed a desire to discuss a potential acquisition of Oasis by Company D. Later that day, Mr. Brooks replied via email to the Company D CEO and expressed his viewpoint that Oasis common stock was undervalued and Oasis, over the near term, was focused on pursuing opportunities to reduce its costs and optimize its assets and structure in a focused effort to address what the Oasis board believed to be the significantly discounted trading value of its common stock. Mr. Brooks also undertook to relay Company D’s interest to the Oasis board as well as present the Oasis board with any formal offer Company D wished to submit. The closing price of Oasis common stock on the NASDAQ on January 11, 2021 was $42.38 per share.

On January 20, 2021, Mr. Brooks and the Company A CEO had a telephone call during which they discussed Company A’s business and operations and the industrial logic for an acquisition of Oasis.

On January 27, 2021, Mr. Peterson contacted Mr. Brooks to discuss a potential strategic transaction between the two companies. Mr. Brooks again indicated to Mr. Peterson that Oasis, over the near term, was focused on pursuing opportunities to reduce its costs and optimize its assets and structure in a focused effort to address what the Oasis board believed to be the significantly discounted trading value of its common stock.

On January 29, 2021, Mr. Brooks received an email from Mr. Peterson inquiring about Oasis and Whiting potentially entering into a non-disclosure agreement and exchanging data about the companies’ respective assets, as well as a desire to engage financial advisors to assist in the evaluation of such data. Mr. Peterson indicated that he expected a combination between Oasis and Whiting would result in a company with strong assets, attractive cash flows and the ability to return capital to shareholders.

On February 1, 2021, Mr. Brooks responded to Mr. Peterson’s January 29, 2021 email and stated that while he agreed that consolidation in the industry was expected by investors, Oasis, over the near term, was focused on pursuing opportunities to reduce its costs and optimize its assets and structure in a focused effort to address what the Oasis board believed to be the significantly discounted trading value of its common stock.

On February 11, 2021, Mr. Brooks received a call from the Company D CEO, who expressed a desire to pursue an acquisition of Oasis in a stock-for-stock transaction. Mr. Brooks again stated that Oasis, over the near term, was focused on pursuing opportunities to reduce its costs and optimize its assets and structure in a focused effort to address what the Oasis board believed to be the significantly discounted trading value of its common stock. Mr. Brooks also undertook to relay Company D’s continued interest to the Oasis board as well as present the Oasis board with any formal offer Company D wished to submit.

On February 18, 2021, the Company C CEO called Mr. Brooks to reiterate Company C’s desire to acquire Oasis, inclusive of Oasis’ ownership of OMP. Mr. Brooks reiterated to the Company C CEO his belief that Oasis was undervalued and, over the near term, was focused on pursuing opportunities to reduce its costs and optimize its assets and structure in a focused effort to address what the Oasis board believed to be the significantly discounted trading value of its common stock. The closing price of Oasis common stock on the NASDAQ on February 18, 2021 was $50.60 per share. Mr. Brooks also undertook to relay Company C’s continued interest to the Oasis board as well as present the Oasis board with any formal offer Company C wished to submit.

On February 19, 2021, the Company A CEO called Mr. Brooks and stated that he had given further thought to a business combination transaction with Oasis. The Company A CEO and Mr. Brooks discussed the strategic rationale for such a transaction, and Mr. Brooks stated his and the Oasis board’s position that Oasis was undervalued by the market and, over the near term, was focused on pursuing opportunities to reduce its costs and optimize its assets and structure in a focused effort to address what the Oasis board believed to be the significantly discounted trading value of its common stock. Mr. Brooks also undertook to relay Company A’s interest to the Oasis board as well as present the Oasis board with any formal offer Company A wished to submit.

During March and April of 2021, the Oasis board and management team had discussions regarding the engagement of advisors to assist Oasis in exploring strategic alternatives, as well as potential interim transactions to position Oasis to maximize shareholder value in the event of a business combination. The Oasis board and Oasis management determined to engage separate financial advisors to perform the following roles: (i) one advisor to assist Oasis in its evaluation of a transaction with Company A, which the Oasis board determined should be RBC Capital Markets, LLC (“RBCCM”), and (ii) a second advisor to engage in a holistic review of Oasis’ overall strategy, inclusive of strategic alternatives for both Oasis and certain subsets of its assets, including OMP, which the Oasis board determined should be TPH. Each of RBCCM and TPH were engaged based on their respective expertise in the energy industry, specifically with respect to strategic combinations. During this time, Oasis began working with both RBCCM and TPH on the assignments described above.

On March 4, 2021, Mr. Brooks and the Company C CEO met to discuss a potential acquisition of Oasis by Company C. The Company C CEO suggested that Company C’s stock provided greater potential upside for Oasis stockholders. However, more substantive discussions of the terms of a potential combination between Oasis and Company C did not materialize at this time. Mr. Brooks also undertook to relay Company C’s continued interest to the Oasis board as well as present the Oasis board with any formal offer Company C wished to submit.

Also on March 4, 2021, Mr. Brooks and the Company D CEO met to discuss a potential acquisition of Oasis by Company D. The Company D CEO presented Company D’s rationale for acquiring Oasis in an at-the-market transaction with no premium. Mr. Brooks also undertook to relay Company D’s continued interest to the Oasis board as well as present the Oasis board with any formal offer Company D wished to submit. No formal offer was ultimately submitted by Company D.

On March 9, 2021, the Whiting board held a special meeting. The Whiting board invited representatives of each of Goldman Sachs & Co. LLC (“Goldman Sachs”) and Citi to present on certain asset-level and strategic transactions, including the associated risks, rationale and pro forma impact on Whiting. The Whiting board instructed Whiting management to continue its assessment of the potential transactions that had been discussed and to continue due diligence.

Representatives of Whiting and Oasis again broached a potential strategic transaction between the two companies after Mr. Peterson called Mr. Brooks on March 15, 2021 to inquire about meeting in person early the next month and that was scheduled for April 7, 2021.

On March 22, 2021, Oasis, OMP and certain of their affiliates entered into a contribution and simplification agreement pursuant to which, among other things, (i) Oasis contributed to OMP its remaining interests in Bobcat DevCo LLC and Beartooth DevCo LLC in exchange for OMP common units and cash, (ii) OMP’s incentive distribution rights, which were previously held by OMP’s general partner, were cancelled in exchange for OMP common units, and (iii) OMP’s general partner distributed such OMP common units on a pro rata basis to its equityholders such that, following the distribution, Oasis became the sole member of OMP’s general partner (collectively, the “OMP Simplification”). The OMP Simplification represented the first in a series of strategic transactions undertaken by Oasis to optimize its assets and structure and increase value to shareholders.

Also on March 22, 2021, Oasis paid its initial quarterly fixed dividend in the amount of $0.375 per share of Oasis common stock and announced a $100 million share repurchase program. The closing price of Oasis common stock on the NASDAQ on March 22, 2021 was $63.83 per share.

On March 30, 2021, Oasis and OMP completed the OMP Simplification. The closing price of Oasis common stock on the NASDAQ on March 30, 2021 was $59.46 per share.

On April 3, 2021, Oasis and Company A entered into a mutual non-disclosure agreement to facilitate the evaluation by both parties of a potential business combination transaction. The non-disclosure agreement contained mutual customary standstill obligations in favor of each party that would terminate upon the occurrence of certain specified events.

On April 7, 2021, Messrs. Peterson and James Henderson, Executive Vice President Finance and Chief Financial Officer of Whiting, met with Messrs. Brooks, Michael Lou, Chief Financial Officer and Executive Vice President of Oasis, and Taylor Reid, President and Chief Operating Officer of Oasis, to discuss the potential benefits of a combination. The Oasis representatives indicated that since the company was focused on its search for a new chief executive officer, they wanted to defer any discussion of a potential strategic transaction.

On April 9, 2021, the Whiting board held a special meeting at which it received updates on potential strategic transactions with Oasis and with a publicly traded oil and gas company with operations in the Permian Basin (“Company E”). The Whiting board authorized Whiting management to enter into a confidentiality agreement with each of Company E and Oasis and to continue their respective assessments of each of Company E and Oasis.

On April 13, 2021, the Oasis board appointed Daniel Brown to serve as the Chief Executive Officer as well as a director of Oasis. Mr. Brooks continued in his role as Board Chair following the appointment of Mr. Brown, having served as Oasis’ Chief Executive Officer on an interim basis. The next day, Mr. Brooks sent Mr. Peterson an email regarding the announcement and Mr. Peterson informed the Whiting board of Mr. Brown’s appointment shortly thereafter. Whiting also entered into a confidentiality agreement with Company E to facilitate due diligence efforts that could lead to a potential strategic transaction between the two companies. The confidentiality agreement contained customary provisions, including a standstill provision that would terminate on, among other things, Whiting’s or Company E’s entry into a definitive transaction agreement, and did not prohibit confidential offers to each party’s chief executive officer.

On April 15, 2021, a private equity fund (“Company F”) delivered to Oasis an acquisition proposal pursuant to which Company F stated that it was prepared to make a non-binding, all-cash offer of between $73.75 and $80.00 per share for all of Oasis’ outstanding equity. The closing price of Oasis common stock on the NASDAQ on April 15, 2021 was $71.02 per share.

On April 17, 2021, the Oasis board convened a special meeting with legal advisors and certain members of Oasis management to discuss the proposal delivered on April 15, 2021 by Company F. Following discussion, the Oasis board concluded that it did not consider Company F’s offer to be compelling as they believed Oasis remained undervalued, the Oasis board remained committed to pursuing additional strategic actions to increase shareholder value, and because Oasis common stock was trading nearly within the range proposed by Company F.

On April 19, 2021, Oasis delivered a letter to Company F in response to its April 15, 2021 proposal. The letter stated that the Oasis board had unanimously determined that the acquisition proposed by Company F significantly undervalued Oasis and was not in the best interest of Oasis and its stockholders.

On April 20, 2021, Mr. Brown and a representative of Company F discussed the April 15, 2021 proposal submitted by Company F. Mr. Brown stated that the Oasis board believed the proposal significantly undervalued Oasis and, as a result, the Oasis board did not want to pursue exploring a transaction further. Mr. Brown stated, however, that he would submit any revised written offer provided by Company F to the Oasis board. No subsequent proposal was made by Company F.

On April 21, 2021, Mr. Brown and Mr. Peterson had a call to discuss coordinating a more detailed review of a potential business combination between Oasis and Whiting, including the industrial logic and rationale for pursuing such transaction. During their conversation, Mr. Brown and Mr. Peterson discussed Oasis’ ownership of OMP common units and its impact on the relative valuations of Oasis and Whiting.

On April 22, 2021, Oasis and Whiting entered into a second mutual non-disclosure agreement to coordinate a more detailed due diligence review and discussions regarding a potential business combination transaction. The non-disclosure agreement contained mutual customary standstill obligations in favor of each party that would terminate upon the occurrence of certain specified events. Mr. Peterson contacted Mr. Brown that same day to advise Mr. Brown that the Whiting board would discuss the possibility of a potential merger between the two companies at its May 17, 2021 meeting.

On April 24, 2021, Mr. Brown had a telephone call with the Company A CEO in which they discussed exploring a potential combination between Oasis and Company A. During the call, the Company A CEO inquired as to whether, as the newly-appointed chief executive officer of Oasis, Mr. Brown was interested in pursuing a transaction with Company A. Mr. Brown confirmed his interest in undertaking an analysis, determining the extent to which Oasis’ and Company A’s assets were complementary and exploring whether a business combination would provide a substantial benefit for the companies’ respective shareholders. Mr. Brown and the Company A CEO agreed that it would be premature to engage financial advisors with respect to a potential transaction but committed to discussing with their respective management teams the appropriate process for conducting a review of their respective business and operations.

On April 27, 2021, Oasis and Company A conducted a diligence meeting during which each company presented an overview of its assets and overall business.

On May 3, 2021, Oasis entered into a definitive agreement to acquire approximately 95,000 net acres in the Williston Basin from QEP Energy Company, a wholly owned subsidiary of Diamondback Energy Company, Inc. (“QEP”). Total cash consideration paid, after purchase price adjustments, was $585.8 million (the “Williston Basin Acquisition”). The Williston Basin Acquisition materially increased Oasis’ Williston Basin asset base and was the second in a series of strategic transactions undertaken by Oasis to optimize its assets and structure to further scale its operations and increase value to shareholders.

Also on May 3, 2021, in connection with its announcement of the Williston Basin Acquisition, Oasis announced the increase of its quarterly fixed dividend by 33% to $0.50 per share of Oasis common stock. The closing price of Oasis common stock on the NASDAQ on May 3, 2021 was $77.79 per share.

On May 5, 2021, Mr. Brown and Mr. Peterson had a call during which they discussed Oasis’ and Whiting’s respective current production and future development plans, with the primary focus being the relative value of the two companies’ common stock. Mr. Brown and Mr. Peterson again discussed the industrial logic and rationale of a potential business combination transaction between Oasis and Whiting, including the potential synergies and economies of scale. Mr. Brown and Mr. Peterson discussed that a key aspect of the companies’ mutual due diligence review would be to understand each other’s inventories and near-term cash flow and the extent to which combining the companies would increase value through both increased cash flows and scale. Finally, they discussed the companies’ potential pro forma governance, including board and management team structure and headquarters.

Also on May 5, 2021, Mr. Brooks received a telephone call from the Chair of the Board of Directors of Company A, during which they discussed Oasis’ recent hiring of Mr. Brown as the Chief Executive Officer of Oasis and the Williston Basin Acquisition.

On May 12, 2021, Mr. Brown and the Company A CEO had a telephone call during which they discussed the need for further analysis regarding the companies’ respective capital structures, including the financing of the transaction recently announced by Oasis in connection with the Williston Basin Acquisition. Mr. Brown and the Company A CEO also discussed Oasis’ potential disposition of certain non-core assets in advance of any potential business combination transaction.

On May 17, 2021, the Whiting board held a regularly scheduled meeting and reviewed updated analyses regarding potential transactions with each of Oasis and Company E. Citi presented on the relative merits of each transaction, including metrics such as drilling inventory, current and historical production, EBITDA, cash flow, net asset value, and capital expenditure history and forecasts. The Whiting board instructed Whiting management and its advisors to continue to assess the merits of a potential transaction with each company.

On May 20, 2021, a wholly owned subsidiary of Oasis entered into a purchase and sale agreement with Percussion Petroleum Operating II, LLC (“Percussion”), pursuant to which Percussion agreed to acquire substantially all of Oasis’ E&P assets in the Texas region of the Permian Basin for an aggregate purchase price of $375.0 million in cash at closing and up to three earn-out payments of $25.0 million per year for each of 2023, 2024 and 2025 (the “Permian Divestiture”). The Permian Divestiture provided significant liquidity for Oasis and increased Oasis’ focus on the Williston Basin. The Permian Divestiture was the third in a series of strategic transactions undertaken by Oasis to optimize its assets and structure in an effort to further scale its operations and increase value to shareholders. The closing price of Oasis common stock on the NASDAQ on May 20, 2021 was $80.00 per share.

On May 21, 2021 and again on May 27, 2021, Mr. Brown and Mr. Peterson discussed the potential structuring of a merger of equals transaction between Oasis and Whiting. Mr. Brown and Mr. Peterson discussed that understanding the parties’ respective producing assets, inventories and near-term cash flows were key diligence items and fundamental to the rationale for a business combination transaction.

On May 28, 2021, Mr. Brown and the Company A CEO had two telephone calls. Mr. Brown and the Company A CEO discussed the relative valuation of the two companies’ common stock as well as the potential divestiture of certain of Company A’s non-Williston Basin assets, and that the focus of Oasis’ analysis of Company A should be on the company’s Williston Basin assets. Mr. Brown and the Company A CEO also discussed whether such a transaction would be structured as a merger of equals or as an acquisition by Company A. At the conclusion of the call, the Company A CEO indicated that he would follow up with an informal summary of his proposed structure for a potential transaction. Also on May 28, 2021, Mr. Brooks and the Company A Board Chair had a telephone call in which they agreed that, in the event governance or leadership issues arose, they would discuss such issues to ensure that they did not become an obstacle to an otherwise compelling transaction for the companies’ respective stockholders should the companies reach an agreement on such a transaction.

Between May 28 and July 6, 2021, Mr. Peterson and Mr. Brown also continued their discussions regarding a potential strategic transaction and the perceived merits of such a transaction. A key consideration raised by Mr. Brown, throughout these discussions, indicated that the price of Oasis common stock was undervalued and did not fully reflect the value of both its E&P and midstream businesses. Mr. Brown further indicated that the Oasis board wanted any combination to take into consideration this “sum of the parts” discount. Messrs. Peterson and Brown agreed to have their respective financial advisors exchange information to further evaluate the financial rationale of a business combination. Thereafter, the parties, with the assistance of their respective financial advisors, conducted additional due diligence, including through telephone calls among Whiting management and Oasis management and exchange of financial materials. Around this time, Mr. Peterson also called the CEO of Company E and they mutually agreed that, based on their preliminary due diligence, a strategic transaction between the two companies was not advisable.

On May 31, 2021, Oasis paid its quarterly fixed dividend in the amount of $0.375 per share of Oasis common stock, bringing Oasis’ cumulative dividends post-Chapter 11 to $0.75 per share. The closing price of Oasis common stock on the NASDAQ on May 28, 2021, the last trading day prior to Oasis’ payment of its quarterly fixed dividend, was $88.61 per share.

As a result of Oasis’ emergence from Chapter 11, the OMP Simplification, and Oasis’ management’s belief that Oasis’ holdings in OMP were materially undervalued by Oasis investors, in June 2021, the Oasis board determined it was in the best interests of its stockholders that Oasis engage an outside financial advisor to begin a strategic review process for Oasis’ ownership interests in OMP. This analysis would evaluate both a potential third-party business combination and a distribution by Oasis of its ownership in OMP to its stockholders, either as a tax-free spin-off or a taxable distribution of OMP common units.

On June 4, 2021, certain representatives of Oasis and Whiting and the companies’ respective financial advisors held a meeting during which they discussed the companies’ respective assets and future development plans.

On June 17, 2021, the Oasis board convened a special meeting with certain members of the Oasis management team, TPH and other financial advisors during which, among other things, the Oasis management team provided an update on the potential transaction with Whiting, including the status of diligence, pro forma financial considerations, the impact of OMP’s value on various scenarios and historical exchange ratios.

On June 18, 2021, Company A submitted a written proposal to Oasis outlining the terms of a proposed acquisition of Oasis, with consideration based on a no-premium “at the market” valuation of the companies consisting of $750 million in cash and the remainder in shares of Company A’s common stock. The closing price of Oasis common stock on the NASDAQ on June 18, 2021 was $97.86 per share.

On June 28, 2021, the Oasis board convened a special meeting with certain members of the Oasis management team. Oasis’ financial and legal advisors were also present at the meeting. At the meeting, Oasis’ financial advisors reviewed the current mergers and acquisitions environment in the Williston Basin more broadly, along with Oasis’ ability to participate in potential combinations with a number of operators, including transactions with Whiting and Company A. After discussing Company A’s June 18, 2021 acquisition proposal, the Oasis board unanimously concluded the consideration offered was inadequate, expressing its concerns that the proposed acquisition provided no premium to Oasis, at a time when the Oasis board believed Oasis common stock was undervalued due to a “sum of the parts” discount which failed to adequately reflect the aggregate value of Oasis’ midstream and E&P assets. Additionally, the Oasis board discussed the need to complete the ongoing strategic evaluation process for OMP as a potential path towards addressing the relative undervaluation of shares of Oasis common stock. Further, the Oasis board discussed the significant cash component of the proposed consideration as limiting participation by Oasis’ stockholders in the value appreciation expected for the combined company, as well as potential tax issues involved in a combination with Company A, including gain recognition by Oasis’ stockholders upon consummation, ongoing operating tax inefficiencies and challenges to further consolidation. Finally, the Oasis board discussed the absence of any significant premium as typically inconsistent in an acquisition as compared to a merger of equals transaction.

On June 29, 2021, Mr. Brown delivered a letter to the Company A CEO acknowledging Company A’s June 18, 2021 proposal and stating that the Oasis board had unanimously determined that the current proposal undervalued Oasis and was not in the best interests of Oasis and its stockholders.

On the evening of June 29, 2021, Mr. Brown and Mr. Peterson had a dinner meeting during which they discussed a potential business combination, their perspectives on the relative valuations of the two companies, including Oasis’ holdings in OMP, as well as associated governance and structural matters.

Also on June 29, 2021, Oasis and Percussion completed the Permian Divestiture for cash proceeds to Oasis of $342.3 million and up to three earn-out payments of $25.0 million per year for each of 2023, 2024 and 2025, and OMP completed a public offering of 3,623,188 of its common units for proceeds of approximately $87.0 million. OMP utilized these proceeds to redeem a corresponding number of OMP common units from Oasis (the “OMP Unit Redemption”). The closing price of Oasis common stock on the NASDAQ on June 29, 2021 was $96.71 per share.

On July 6, 2021, Mr. Brown met with the Company C CEO to discuss a potential acquisition by Company C of Oasis. Following the meeting, Mr. Brown informed the Oasis board of his discussion with the Company C CEO.

On July 8, 2021, Mr. Brooks and the board chair of Company A had a telephone call during which the Company A chair inquired about Oasis’ June 29, 2021 response to Company A’s June 18, 2021 proposal. Mr. Brooks indicated that, because the offer was structured as a no-premium acquisition, combined with Oasis’ view that its stock continued trading at a discount, it was unappealing to the Oasis board.

On July 9, 2021, the Oasis board convened a special meeting with certain members of the Oasis management team and TPH. Various strategic transactions were discussed with the Oasis board, including potential combinations with Whiting and Company A. TPH also reviewed preliminary financial information outlining the basis for a potential strategic transaction with Company C.

On July 14, 2021, Oasis and Company C entered into a mutual non-disclosure agreement to facilitate the exploration of a potential business combination transaction pursuant to which Company C would acquire Oasis, inclusive of its interests in OMP. The non-disclosure agreement contained mutual customary standstill obligations in favor of each party that would terminate upon the occurrence of certain specified events.

Also on July 14, 2021, the Whiting board held a special meeting at which it reviewed with Goldman Sachs the acquisition of properties in the Williston Basin from a company with operations in the Williston Basin (“Company G”) and, alternatively, a transaction with Oasis. The Whiting board and Whiting management also considered potential means of returning capital to Whiting stockholders. The Whiting board determined that further review of options to return capital was needed.

On July 17, 2021, Mr. Brown and the Company C CEO met to discuss a potential acquisition inclusive of Oasis’ interests in OMP. Mr. Brown and the Company C CEO discussed the mutual advantages of a combination for both Oasis and Company C, including the significant added value to their respective shareholders as a result of Oasis’ complementary assets. Mr. Brown and the Company C CEO further discussed that Oasis’ holdings of OMP common units needed to be appropriately valued in any transaction between the companies. Mr. Brown conveyed to the Company C CEO that, given the ongoing strategic evaluation of Oasis’ ownership of OMP, if Company C desired to pursue a transaction inclusive of OMP, it would need to do so expeditiously. In the alternative, Mr. Brown suggested that an E&P-only combination could also be considered.

On July 21, 2021, Oasis paid a special dividend in the amount of $4.00 per share of Oasis common stock utilizing proceeds of the OMP Unit Redemption, bringing Oasis’ cumulative dividends post-Chapter 11 to $4.75 per share. The closing price of Oasis common stock on the NASDAQ on July 21, 2021 was $92.60 per share.

That same day, Whiting announced that it had entered into separate definitive agreements to acquire oil and gas assets in the Williston Basin of North Dakota for $271 million in cash consideration and to divest of all its oil and gas assets in the Denver-Julesburg Basin of Colorado for $187 million in cash consideration. The closing price of Whiting common stock on the NYSE on July 21, 2021 was $48.70 per share.

On July 22, 2021, Oasis and its financial advisor held a management presentation for Company C at which Oasis management provided an overview of Oasis’ assets and overall business.

On July 26, 2021, Mr. Brown had a telephone call with the Company D CEO to discuss the merits of a potential acquisition of Oasis by Company D, inclusive of OMP. Mr. Brown emphasized the need to proceed expeditiously with further discussions given the ongoing review of strategic alternatives for OMP. The CEO of Company D expressed that Company D was not interested in pursuing a transaction which included OMP, but that Company D could be interested in an E&P-only combination at some point in the future.

On July 28, 2021, the Oasis board held a regularly scheduled meeting with certain members of management. In addition, Vinson & Elkins, counsel to Oasis, TPH and other advisors were in attendance to discuss potential strategic alternatives for OMP. During the meeting, Mr. Brown also reviewed the status of strategic discussions with Whiting, Company A, Company C and Company D.

On July 30, 2021, Company C informed Oasis that it was no longer interested in pursuing a potential business combination transaction and, following such communication, conversations between representatives of Oasis and Company C ceased.

On August 13, 2021, the Oasis board convened a special meeting at which it determined to proceed with the evaluation and potential negotiation of a combination between OMP and Crestwood.

On August 27, 2021, Oasis paid its quarterly fixed dividend in the amount of $0.375 per share of Oasis common stock, bringing Oasis’ cumulative dividends post-Chapter 11 to $5.125 per share. The closing price of Oasis common stock on the NASDAQ on August 27, 2021 was $88.06 per share.

On August 31, 2021, the Whiting board held a special meeting to discuss the potential strategic transaction with Oasis. Representatives of Citi were present at and participated in the meeting. The Whiting board received an update on discussions between financial advisors regarding the business combination with Oasis, together with a net asset value comparison, metrics relevant to the industrial logical of such a combination and analysis regarding the potential divestiture of Oasis’ midstream business. The Whiting board instructed Whiting management to work with Citi to develop a proposal for a business combination with Oasis.

On September 9, 2021, the Whiting board held a special meeting at which it discussed and authorized a proposal to Oasis. The terms of the initial proposal were for an all-stock transaction involving only Oasis’

E&P business, with an equity split of 58% of the combined company to Whiting’s stockholders and 42% to Oasis’ stockholders. Based on Whiting’s analysis, this split was roughly consistent with the two companies’ relative market capitalizations at the time after adjusting for the value of Oasis’ midstream business. The terms of the proposal contemplated a board of directors with six Whiting directors and four Oasis directors, and headquarters of the combined company located in Denver, Colorado.

On September 10, 2021, Whiting formally engaged K&E to act as its outside legal counsel in connection with Whiting’s consideration of strategic opportunities.

On September 14, 2021, following a phone call between Mr. Brown and Mr. Peterson, Mr. Peterson delivered to Mr. Brown a non-binding preliminary proposal regarding a potential merger of equals transaction between Oasis and Whiting. The proposal expressly excluded the value of Oasis’ OMP common units, assuming that Oasis would divest its OMP common units via dividend or sale prior to the consummation of the proposed merger. The closing price of Oasis common stock on the NASDAQ on September 14, 2021 was $93.46 per share.

On September 16, 2021, the Oasis board convened a special meeting to discuss Whiting’s proposal for a potential merger of equals transaction with Oasis. Certain members of the Oasis management team, TPH and Vinson & Elkins were in attendance to discuss Whiting’s proposal. During the meeting, the Oasis board also discussed the proposal’s implied relative valuation of Oasis’ E&P assets and Whiting’s preference that Oasis divest its ownership of OMP prior to any combination with Whiting. The Oasis board further discussed the status of Oasis’ and OMP’s advanced discussions with Crestwood and its desire to execute or abandon an agreement with Crestwood prior to further engaging with Whiting regarding a business combination. Oasis management informed Whiting that it desired to temporarily pause discussions regarding a potential combination given ongoing developments at OMP.

On September 24, 2021, Mr. Kevin S. McCarthy, Chairman of the Whiting board, and Mr. Brooks and Ms. Cynthia Walker, an independent director of Oasis, met to discuss the merits of a transaction. Both Mr. Brooks and Ms. Walker reiterated that the timing was not right for Oasis to engage in a transaction.

On September 27, 2021, Whiting closed its Williston Basin acquisition and Denver-Julesberg Basin divestiture. Whiting’s revolving credit facility lenders reaffirmed its borrowing base in connection with the closings. The closing price of Whiting common stock on the NYSE on September 27, 2021 was $59.49 per share.

On October 12 and 13, 2021, the Whiting board held regularly scheduled meetings at which it discussed dividends and stock repurchases with its financial advisors. The Whiting board also received updates regarding the potential acquisition of properties in the Williston Basin, including from Company G.

On October 21, 2021, Oasis and QEP completed the Williston Basin Acquisition. The closing price of Oasis common stock on the NASDAQ on October 21, 2021 was $110.00 per share.

On October 25, 2021, Oasis and OMP entered into a definitive agreement (the “OMP Merger Agreement”) under which OMP agreed to merge with and into a wholly owned subsidiary of Crestwood (the “OMP Merger”). As of the date of execution, Oasis owned approximately 69.6% of the issued and outstanding OMP common units and 100% of the non-economic general partner interest in OMP. Pursuant to the OMP Merger Agreement, Oasis would receive $160 million in cash proceeds as well as 21 million Crestwood Units in exchange for all of its interests in OMP and its general partner. Execution of the OMP Merger Agreement represented a significant step in addressing the “sum of the parts” discount of Oasis’ trading price by allowing Oasis to deconsolidate OMP’s business from its financial reporting and providing enhanced transparency and liquidity with respect to its midstream holdings. The OMP Merger was the fourth and final of a series of strategic transactions undertaken by Oasis to optimize its assets and structure, increase value to shareholders and ultimately better position Oasis to maximize shareholder value in any strategic business combination transaction. The closing price of Oasis common stock on the NASDAQ on October 25, 2021 was $114.41 per share.

On November 15, 2021, the Oasis board convened a special meeting with certain members of the Oasis management team and TPH in attendance. Various matters were discussed at the meeting and, with respect to a potential strategic transaction for Oasis, TPH reviewed the relative stock price and financial performance of Oasis, Whiting and Company A.

On November 19, 2021, Mr. Brown had a telephone call with the Company A CEO during which Mr. Brown explained that, while he continued to see industrial logic for pursuing a combination between Oasis and Company A, Oasis continued to view the June 18, 2021 proposal from Company A as not providing compelling value for Oasis’ stockholders, particularly given that Company A’s stock was trading at a significantly higher multiple relative to that of Oasis and that Oasis’ stock price continued to reflect a significant “sum of the parts” discount. As a result, Mr. Brown explained that a significant premium for Oasis would be appropriate and that he expected Oasis’ pro forma board representation to be proportionate to its shareholders’ equity ownership of the potential combined company. Mr. Brown further indicated that the structure of the transaction would not impede a combination in the event adequate value was provided to Oasis’ stockholders.

On November 23, 2021, and as a result of the recently announced OMP Merger, Mr. Brown and Mr. Peterson had a phone call to re-engage in merger discussions. The conversation centered on the industrial logic for combining Oasis’ and Whiting’s E&P assets and operations, including increased scale and strong positioning for further industry consolidation, as well as potential synergies.

On November 29, 2021, Oasis paid its quarterly fixed dividend in the amount of $0.50 per share of Oasis common stock, which amount was increased from the prior quarterly fixed dividend of $0.375 in connection with the closing of the Williston Basin Acquisition. The November dividend brought Oasis’ cumulative dividends post-Chapter 11 to $5.625 per share. The closing price of Oasis common stock on the NASDAQ on November 29, 2021 was $123.99 per share.

From the end of November 2021 and throughout December 2021 and January 2022, Oasis management engaged in numerous discussions with the representatives of the management teams of each of Whiting and Company A regarding financial and operational data, performance and due diligence and mutual evaluation of the benefits of a potential business combination.

On December 3, 2021, Mr. Brown had a conversation with the Company A CEO. During the conversation, Mr. Brown described Oasis’ assessment that Oasis’ market price, despite announcing four significant transactions over the course of the prior year as well as an aggressive return of capital policy, continued to reflect a “sum of the parts” discount which did not adequately reflect the aggregate value of Oasis’ midstream and E&P businesses. Mr. Brown shared Oasis’ belief that this “sum of the parts” discount was expected to narrow with the closing of the OMP Merger, which would deconsolidate OMP from Oasis, substantially reducing Oasis’ aggregate indebtedness. Mr. Brown and the Company A CEO also had a discussion of the tax considerations involved in a potential transaction between Oasis and Company A, which had been identified and discussed with outside counsel. The Company A CEO indicated that Company A would provide a revised proposal letter to Oasis in the following weeks; however, Mr. Brown indicated that understanding the tax consequences of a transaction would be of substantial importance to the Oasis board and suggested the need to finalize the relevant analysis.

On December 7, 2021, the Oasis board held a regularly scheduled meeting with certain members of the Oasis management team and TPH in attendance. At the meeting, Mr. Brown provided an update of his recent conversations with the Company A CEO and Mr. Peterson. A discussion followed, including considerations of the advantages and disadvantages of potential mergers with each of Company A and Whiting. Relating to the discussions with Mr. Peterson, Mr. Brown also conveyed to the Oasis board Mr. Peterson’s request for a written counterproposal from Oasis.

On December 10, 2021, the Oasis board convened a special meeting with certain members of the Oasis management team and TPH in attendance. Mr. Lou provided an overview of a letter proposed to be sent by Oasis to Whiting detailing the terms of a potential transaction. TPH reviewed preliminary financial information and strategic rationale for a potential combination with Whiting and presented certain pro forma financial information.

On December 11, 2021, Oasis delivered a counterproposal. The terms of the counterproposal were for an all-stock transaction with an equity split of 48.5% of the combined company to Whiting’s stockholders and 51.5% to Oasis’ stockholders, a pro forma board of directors with designees evenly split between the companies, Oasis’ retention of its interest in Crestwood resulting from the OMP Merger, and splitting the Chief Executive Officer and Chairman of the Board positions between the companies.

On December 13, 2021, Mr. Brown had an email exchange with the Company A CEO during which Mr. Brown suggested that their respective chief financial officers engage in conversations regarding strategies and structural alternatives to minimize tax inefficiencies resulting from a potential combination. Following the email exchange, during December 2021 and early 2022, Mr. Lou and Company A’s chief financial officer had multiple discussions regarding the tax considerations associated with a potential combination.

On December 14, 2021, the Whiting board held a special meeting and discussed the Oasis counterproposal and received updates on the potential asset acquisition opportunity in the Williston Basin with Company G. The Whiting board authorized management to continue to evaluate the merits of a transaction with Company G and determined to continue to evaluate the merits of other strategic alternatives, including the possible Oasis transaction.

On December 17, 2021, the Oasis board convened a special meeting with certain members of the Oasis management team, TPH, RBCCM and Vinson & Elkins in attendance. Representatives of RBCCM reviewed preliminary financial information regarding a potential transaction with Company A and subsequently exited the board meeting. TPH reviewed preliminary financial information regarding a potential transaction with Whiting. Representatives of Vinson & Elkins made a presentation to the Oasis board regarding a potential transaction with Company A, focusing on potential near and long-term tax inefficiencies. The Oasis board discussed that Whiting common stock was trading at a multiple more comparable to that of Oasis, while Company A’s common stock was trading at a significantly higher relative multiple, in each case based on the companies’ respective E&P businesses.

On December 22, 2021, Mr. Brown and Mr. Peterson had a telephone call in which they discussed mutual progress toward a potential transaction, including Oasis’ letter of December 11, 2021, their support for additional necessary analysis by both management teams and a desire to re-engage again subsequent to year end.

Throughout the remainder of December 2021 and January 2022, Oasis management had discussions with Oasis’ legal advisors, as well as Company A, regarding potential tax structuring and related considerations with respect to a potential transaction between Oasis and Company A.

On January 25, 2022, the Whiting board held a special meeting with its financial advisor and received updates regarding the proposed transaction with Oasis, including a comparison of each of Whiting and Oasis, the potential options for Oasis’ ownership of the Crestwood Units, and a relative contribution analysis. After discussion, the Whiting board authorized Mr. Peterson to engage in further discussions regarding the proposed transaction with Oasis.

Also on January 25, 2022, the Oasis board held a regularly scheduled meeting with certain members of the Oasis management team. During the meeting, Mr. Brown provided an update on the status of discussions with Whiting regarding a potential transaction and reviewed financial information materials prepared by TPH regarding the exchange ratio of Oasis and Whiting and their relative stock price performance since Oasis announced the sale of OMP to Crestwood.

On January 26, 2022, Mr. Brown and Mr. Peterson met to discuss Oasis’ December 11, 2021 proposal. Mr. Brown communicated to Mr. Peterson that Oasis expected that the exchange ratio in a business combination transaction between Oasis and Whiting would include some level of premium to the price of Oasis common stock and Mr. Peterson indicated that Whiting was not willing to transact with a premium included. In addition, Mr. Brown and Mr. Peterson discussed a governance structure for a pro forma company that would be consistent with a merger of equals transaction. Given Whiting’s historic reluctance to participate in a business combination including the value of Oasis’ OMP or Crestwood Units, Mr. Brown and Mr. Peterson discussed, but did not resolve, whether Whiting would accept the combined company retaining Oasis’ ownership of Crestwood Units following the closing of the transaction with Crestwood.

On January 27, 2022, the Oasis board held its regularly scheduled update call with Mr. Brown. Mr. Brown informed the Oasis board of his discussions with Mr. Peterson regarding a potential business combination transaction between Oasis and Whiting. The Oasis board indicated that it was willing to consider an at the market transaction with no premium to be paid on Oasis’ stock price so long as it appropriately valued Oasis’ pending ownership of Crestwood Units.

On January 29, 2022, Mr. Brown and Mr. Peterson held a telephone call during which Mr. Brown communicated to Mr. Peterson that, based on discussions with the Oasis board, Oasis would be willing to consider an at the market transaction provided it reflected the value of Oasis’ retained Crestwood Units. Mr. Brown and Mr. Peterson additionally discussed the structure of the pro forma board of directors and management team.

Also on January 29, 2022, Mr. Brown and the Company A CEO held a telephone call. Mr. Brown and the Company A CEO discussed tax issues identified by counsel as a challenge to efficiently structuring a potential transaction between Oasis and Company A. These issues included the potential that Oasis shareholders’ receipt of Company A shares as consideration might be taxable, ongoing operational tax inefficiencies as well as potential tax challenges to participating in future consolidation opportunities. Mr. Brown and the Company A CEO additionally discussed the parties’ due diligence review, and Mr. Brown and the Company A CEO committed to streamlining the due diligence process and moving quickly through a mutual evaluation.

On February 1, 2022, OMP and Crestwood completed the OMP Merger. The closing price of Oasis common stock on the NASDAQ on February 1, 2022 was $141.32 per share.

On February 2, 2022, pursuant to the authorization from the Whiting board, Messrs. McCarthy, Peterson, Brooks, Brown and each party’s financial advisors met in person in Houston to discuss high-level proposed terms of the potential transaction, including (i) the potential transaction being structured as an at-market merger of equals, (ii) the combined company being headquartered in Houston, Texas, (iii) Mr. Peterson being the executive chair of the board through 2023, with Mr. Brown as the Chief Executive Officer of the combined company, (iv) an eight member board, and (v) severance and retention protections for Whiting and Oasis employees. The parties also discussed Oasis’ ownership of the Crestwood Units and their value to the combined company. Messrs. McCarthy, Peterson, Brooks and Brown agreed to discuss the matters with their respective boards of directors.

Also on February 2, 2022, the Whiting board met with representatives from its legal and financial advisors present. The Whiting board discussed valuations of the entities, Oasis’ ownership of the Crestwood Units, means to return capital to stockholders in the context of a combination, the composition of the pro forma board and executive management teams, employment and compensation philosophies and tax considerations. K&E also provided an overview of the Whiting board’s fiduciary duties. The Whiting board instructed management and its advisors to conduct further due diligence and discussed the possible retention of Goldman Sachs as its financial advisor in connection with Goldman Sachs’ efforts to date with respect to Whiting’s consideration of strategic opportunities.

On February 4, 2022, the Oasis board convened a special meeting with certain members of the Oasis management team, TPH and Vinson & Elkins in attendance. At the meeting, Mr. Brown provided an overview of the negotiations with Whiting and TPH reviewed updated preliminary financial information regarding a potential combination with Whiting.

Between February 8 and February 16, 2022, Mr. Brooks and Mr. McCarthy had a series of meetings and telephone calls during which they discussed the economic rationale and feasibility of a possible merger of equals transaction between Oasis and Whiting, as well as a number of governance considerations. Mr. Brooks and Mr. McCarthy agreed that the negotiation of economic and other material terms of any such transaction were primarily the responsibility of the chief executive officers of the respective companies, in consultation from their respective boards.

On February 8, 2022, Whiting announced that it had entered into two separate definitive agreements to acquire oil and gas assets throughout Whiting’s core operating area of the Sanish field in the Williston Basin for $273 million in cash consideration. Noting that Whiting had paid off its borrowings under its revolving credit facility and based on Whiting’s cash flow generation capacity, the Whiting board also declared a quarterly cash dividend of $0.25 per share of Whiting common stock. The Whiting Board also noted its belief that the quarterly dividend was sustainable even in the face of significant commodity price changes. The closing price of Whiting common stock on the NYSE on February 8, 2022 was $68.91 per share.

On February 9, 2022, Oasis announced its preliminary 2021 results, 2022 financial and operational outlook and 2022 return of capital plan. In that release, Oasis indicated that, through a combination of a base dividend, share repurchases and a variable dividend, Oasis planned to return approximately $280 million of capital to its shareholders over the next year.

On February 10, 2022, Vinson & Elkins delivered to K&E, an initial draft of a merger agreement contemplating a merger of equals transactions in which Whiting would merge with and into a wholly owned subsidiary of Oasis. The draft merger agreement, among other things, included the ability of either party’s board of directors to change its recommendation with respect to the transaction in certain circumstances.

On February 12, 2022, Mr. Brown and the Company A CEO had a telephone call during which Mr. Brown expressed Oasis’ continued interest in a potential business combination transaction with Company A and emphasized the need for receipt of any enhanced proposal in the near term as well as accelerated diligence by both companies.

On February 14, 2022, Mr. Brown had a telephone call with the Company A CEO, during which Mr. Brown indicated that the Oasis board was willing to consider an updated written proposal and reiterated that accelerated timing was essential due to ongoing developments at Oasis.

Additionally, on February 14, 2022, Mr. Brown and Mr. Peterson had a telephone call during which they discussed the current status of negotiations of the merger agreement and key unresolved items.

Between mid-February 2022 and early March 2022, the Oasis management team engaged in several discussions with the management teams of both Whiting and Company A regarding the terms of a potential transaction between their respective companies.

On February 15, 2022, the Whiting board held a special meeting. The Whiting board received updates on timing, structuring, economic and governance considerations and due diligence with respect to the potential merger with Oasis. The Whiting board agreed to discuss further at a meeting of the Whiting board scheduled for later that week.

On February 16, 2022, representatives from Oasis and Whiting and their respective legal and financial advisors conducted mutual due diligence conference calls, including but not limited to, the following matters:

(i) litigation, (ii) material land issues, (iii) material title and environmental matters, and (iv) results of restructuring proceedings. Later that same day, Mr. McCarthy and Mr. Brooks discussed the Oasis board’s expectation that the lead independent director would be one of the continuing Oasis board members, given that Mr. Peterson was to serve as executive chair, as well as the proposed timing of announcement of the transaction. Messrs. McCarthy and Brooks also discussed the need for the parties to have alignment on returning capital to stockholders.

Also on February 16, 2022, the Oasis board held a regularly scheduled meeting with TPH and Vinson & Elkins present. The Oasis board, Vinson & Elkins and TPH discussed, among other things, a potential merger transaction with Whiting, including timing and process considerations in connection therewith. In addition, Vinson & Elkins provided an overview of the terms of the draft merger agreement delivered to K&E on February 10, 2022, and the Oasis board and TPH discussed Oasis’ and Whiting’s assets and financial projections and a potential pro forma shareholder return of capital program.

Also on February 16, 2022, K&E delivered a revised draft of the merger agreement to Vinson & Elkins. Among the revisions in the updated draft were (i) increased thresholds for what would constitute an “Ohm Superior Proposal” for purposes of the non-solicitation covenant and termination rights under the merger agreement, (ii) a proposed two-step merger structure whereby following the merger of Whiting with and into a wholly owned corporate subsidiary of Oasis with Whiting surviving, Whiting would subsequently be merged with and into a wholly owned limited liability company subsidiary of Oasis, with the limited liability company surviving the merger and (iii) a condition precedent that Whiting shall have received an opinion from K&E that receipt of Oasis common stock by Whiting’s stockholders would not be taxable.

On February 17, 2022, Whiting signed an engagement letter with Citi with respect to its role as financial advisor in connection with the proposed Oasis transaction.

On February 18, 2022, the Whiting board held a special meeting with its legal and financial advisors and reviewed updated analyses regarding the proposed merger with Oasis. The Whiting board and its legal advisors discussed the key terms of the merger agreement, and its legal advisors provided an update on negotiations of the various provisions. The Whiting board also received updates on potential strategic alternatives to the Oasis transaction. The Whiting board instructed Whiting management and its advisors to proceed with financial modeling and due diligence efforts as they related to Oasis.

On February 19, 2022, Vinson & Elkins delivered a revised draft of the merger agreement to K&E. The revisions included, among others, reverting to the initial proposed thresholds for an “Ohm Superior Proposal” and a revision to the tax opinion condition precedent requiring that Oasis receive an opinion from Vinson & Elkins as to the tax-free nature of the transaction.

On February 20, 2022, the Whiting board held a special meeting with its legal and financial advisors. The Whiting board received updated analyses from Citi regarding the potential merger, including increased scale, cost synergies, sustained free cash flow and the strong balance sheet to be achieved through the merger. The Whiting board also discussed the expected benefits of the merger, such as the impact of Oasis’ ownership of the Crestwood Units on the accretion and dilution to Whiting stockholders.

Also on February 20, 2022, the Oasis board convened a special meeting at which Oasis management and TPH presented updated analyses of a potential transaction with Whiting, including asset profile, financial projections and implied valuation, as well as reviewed the strategic merits of a business combination. At the special meeting, Vinson & Elkins also presented the Oasis board with the high-level terms of the merger agreement delivered by Vinson & Elkins to K&E as well as a description of the status of negotiations. In addition, the Oasis board authorized Mr. Brown to propose to Whiting an exchange ratio for a business combination which would have resulted in the pro forma equity ownership of the post-combination company being equally split between Oasis’ and Whiting’s shareholders. Mr. Brown called Mr. Peterson that evening to convey the proposal, which Mr. Peterson discussed with the Whiting board. Mr. Peterson subsequently informed Mr. Brown that the Whiting board was not prepared to accept the offer but would reengage with Oasis and Mr. Brown following the issuance of Whiting’s earnings release on February 23, 2022.

On February 23, 2022, Whiting announced its results for the fourth quarter of 2021, noting that Whiting had paid off over $360 million borrowed under its revolving credit facility, spent over $120 million for acquisitions net of divestitures, and ended the year completely debt free. Whiting also noted that in addition to its quarterly dividend, Whiting expected to grow its total return of capital significantly in the coming quarters through buybacks and other strategies.

On February 26, 2022, Oasis received a written acquisition offer from Company A providing for total consideration of $140.00 per share of Oasis common stock, consisting of approximately 42% cash and 58% equity based on the previous day’s closing prices and representing, in the aggregate, an approximately 10.4% premium to the previous day’s closing price of Oasis common stock of $126.81 per share. The offer from Company A indicated that Company A expected to offer Oasis limited representation on Company A’s board of directors.

On February 27, 2022, the Oasis board convened a special meeting at which it discussed the terms of the February 26, 2022 offer received from Company A. Oasis management, RBCCM and TPH provided an overview of the offer and the strategic merits of a combination with Company A, as well as updated preliminary financial information regarding such a combination. After a fulsome review of Company A’s offer, RBCCM exited the board meeting. Oasis management and TPH also reviewed the strategic rationale and potential value proposition of an Oasis-Company A business combination as compared to an Oasis-Whiting business combination. In addition, Vinson & Elkins provided an update on the fiduciary obligations of the Oasis board in evaluating alternative transactions. Vinson & Elkins also reviewed the terms of the draft merger agreement received from K&E and the status of negotiations with Whiting in respect thereof. The members of the Oasis board generally concluded that, due to concerns around the potential near and long-term tax consequences of a transaction with Company A, as well as significant uncertainty of the ability to reach an agreement with Company A in the near term, or at all, as compared to relative certainty with respect to and economic rationale of the Whiting transaction, the value offered by Company A was not yet sufficient to justify foregoing a combination with Whiting. The Oasis board considered this conclusion particularly appropriate given the relative outperformance of the trading price of Company A’s common stock as compared to Oasis common stock, including the multiple at which Company A’s common stock was trading relative to that of Oasis. The Oasis board asked Mr. Brown to continue discussion with Company A in order to solicit an improved offer.

Following this meeting, Mr. Brown communicated to the Company A CEO that the terms of the offer provided by Company A to Oasis on February 26, 2022, did not yet provide sufficient value to Oasis and its stockholders to justify Oasis’ continued engagement with Company A and that if Company A was willing to consider improving the terms of its offer, it needed to do so expeditiously. The Company A CEO indicated to Mr. Brown that a revised offer would be forthcoming.

On February 28, 2022, Vinson & Elkins sent to K&E a draft of the merger agreement.

The Whiting board held special meetings with its legal and financial advisors on March 1 and 2, 2022 at which it discussed the financial analysis of the proposed transaction, including the impact of paying cash to stockholders of each of Whiting and Oasis on such analysis.

On March 2, 2022, Oasis received an updated written offer from Company A to acquire Oasis, which offer provided for total consideration of $150.00 per share of Oasis common stock, consisting of approximately 34% cash and 66% equity based on the March 2, 2022 closing prices and representing, in the aggregate, an approximately 10.2% premium to the March 2, 2022 closing price of Oasis common stock of $136.12 per share. The offer from Company A included a statement that Company A expected to offer three seats on Company A’s board of directors to Oasis. Given the relative trading performance of Oasis’ and Company A’s respective common stock between the time of Company A’s February 26, 2022 offer and its March 2, 2022 offer, the revised offer represented a decrease to the exchange ratio previously proposed by Company A.

On March 3, 2022, the Whiting board held a special meeting with its legal and financial advisors. Citi reviewed various transaction metrics with the Whiting board. After discussion, the Whiting board authorized Mr. Peterson to reach out to Mr. Brown to propose an at-the-market transaction with to-be-determined amounts of cash to be paid to stockholders of each of Whiting and Oasis (the “Cash Component Proposal”).

On March 3 and March 4, 2022, Mr. McCarthy and Mr. Brooks discussed via telephone updates regarding the negotiations around a potential merger of equals transaction, including potential pro forma return of capital programs and governance issues. On March 4, the Whiting board also met with its legal and financial advisors to discuss structuring alternatives that could affect the financial analysis with respect to Whiting stockholders.

That same day, representatives of Whiting delivered to Oasis management an initial draft of the letter agreement relating to Mr. Peterson’s role as Executive Chair of the combined company. The draft letter agreement included a termination date of December 31, 2023 for the role of Executive Chair.

Also on March 4, 2022, Oasis paid its quarterly fixed dividend in an increased amount of $0.585 per share of Oasis common stock. The March dividend brought Oasis’ cumulative dividends post-Chapter 11 to $6.21 per share. The closing price of Oasis common stock on the NASDAQ on March 4, 2022 was $144.49 per share.

On the evening of March 4, 2022, the Oasis board convened a special meeting to discuss, among other things, the revised offer received from Company A. Representatives of RBCCM were present and provided an overview of the revised offer and subsequently exited the board meeting. Later in the meeting, the Oasis board expressed its preference to pursue Whiting’s Cash Component Proposal, and TPH reviewed updated financial information regarding the proposed transaction with Whiting, and Oasis management and TPH also provided an overview of the key characteristics of a potential transaction with Company A as compared to a potential transaction with Whiting. In addition, representatives of Vinson & Elkins provided an update regarding the revised terms of the draft merger agreement and the status of negotiations with Whiting in respect thereof. It was noted during these discussions that Oasis’ completion of each of the strategic transactions over the prior year, including the divestiture of OMP, had substantially reduced the sum of the parts discount of the trading value of Oasis common stock.

At the meeting, the Oasis board, Oasis management and TPH considered the advantages and disadvantages for each transaction. In considering the Company A transaction, the Oasis board considered the following advantages (not necessarily presented in order of relative importance): (i) high quality assets, (ii) increased scale, (iii) a strong combined company balance sheet, (iv) the opportunity to continue a strong shareholder return of capital program and (v) potentially greater downside protection at lower oil prices as a result of the cash component of Company A’s proposed transaction structure. In considering the Company A transaction, the Oasis board considered the following disadvantages (not necessarily presented in order of relative importance): (i) the potential that Oasis stockholders’ receipt of Company A shares as consideration might be taxable upon receipt, (ii) ongoing operational tax inefficiencies and further tax challenges to participating in future consolidation opportunities, (iii) the risk that the parties would not be able to agree to transaction terms to the extent necessary to be able to execute a definitive agreement, (iv) reduced potential near term free cash flow for a potential combined company relative to that of a combined Oasis-Whiting, (v) potentially more limited upside at increased oil prices due to the cash consideration component of Company A’s proposed transaction structure, and (vi) an increased amount of debt at the potential combined company relative to a combined Oasis-Whiting.

In considering the Whiting transaction, the Oasis board considered the following advantages (not necessarily presented in order of relative importance): (i) a strong, focused asset base that also increased scale, (ii) a superior combined company balance sheet relative to that provided by a combined Oasis-Company A, (iii) the ability for the combined company to provide an aggressive shareholder return of capital program, (iv) the transaction is cash flow and free cash flow accretive to Oasis stockholders, (v) a combined company that would be better positioned for accretive acquisitions and further consolidation opportunities, including as a result of its significantly lower pro forma indebtedness, reduced asset complexity and advantaged current and future tax attributes, (vi) the tax free nature of the potential transaction, (vii) reduced overall complexity, including in terms of tax considerations, (viii) substantially higher deal certainty, with execution of definitive documentation possible in the next several days, (ix) potentially superior upside at increased oil prices relative to that of a transaction with Company A due to the cash consideration component of Company A’s proposed transaction structure and (x) stronger potential near term free cash flow generation. In addition, the Oasis board and Oasis management considered that executing a merger agreement with Whiting would not preclude the Oasis board from considering potential superior proposals prior to closing, subject to certain limitations in the merger agreement. In considering the Whiting transaction, the Oasis board considered the following disadvantages (not necessarily presented in order of relative importance): (i) reduced long term cash flows relative to those of a combined Oasis-Company A based on the companies’ respective asset bases and (ii) potentially reduced downside protection at lower oil prices relative to Company A’s proposed transaction structure as a result of Whiting’s all-stock proposed structure.

In light of all the foregoing factors, Oasis management recommended to the Oasis board that Oasis proceed to finalize and execute the merger agreement with Whiting. The Oasis board noted management’s recommendation and requested additional time to consider the advantages and disadvantages of the proposals in executive session. An executive session was scheduled for the following morning.

On the morning of March 5, 2022, the Oasis board convened an executive session during which each member of the Oasis board was given the opportunity to express his or her opinion as to the appropriate course of action for Oasis after taking into account all of the advantages and disadvantages discussed at the prior evening’s meeting. The unanimous conclusion of the Oasis board was that the interests of Oasis’ stockholders were best served by pursuing a transaction with Whiting.

Immediately following the Oasis board’s executive session on the same day, the Oasis board held a special meeting at which Oasis management and TPH and Vinson & Elkins were present. Based on the considerations evaluated by the Oasis board with the assistance of Oasis’ management and legal and financial advisors regarding the contrasting opportunities presented by Company A and Whiting, the Oasis board determined in its business judgment that continuing to pursue a strategic transaction with Whiting would be in the best interests of Oasis and its stockholders rather than pursuing a transaction with Company A. The Oasis board and certain members of the Oasis management team discussed the current state of negotiations with Whiting. Among other things, the parties discussed following up on the Cash Component Proposal by countering with a proposed exchange ratio of 0.5774 shares of Oasis common stock for each share of Whiting common stock, accompanied by a payment of $4.17 in cash per share of Whiting common stock, as well as the payment by Oasis of a dividend of $14.45 per share of Oasis common stock to be paid to legacy Oasis shareholders.

Later that day, on March 5, 2022, Oasis delivered a proposal to Whiting reflecting those terms. Under the proposed exchange ratio and after giving effect to the special dividend, Whiting’s stockholders would own approximately 53% of the combined company and Oasis’ stockholders would own approximately 47% of the combined company.

That same day, the Whiting board held a special meeting with its legal and financial advisors. After a presentation from Citi regarding Oasis’ latest exchange ratio proposal, the Whiting board adjourned so that Citi could further develop transaction metrics at various equity splits and with varying returns of cash to stockholders. Thereafter, Citi convened separately with members of the Whiting board and members of Whiting management to further refine the analysis. The Whiting board then reconvened and after discussion authorized a counter-proposal to Oasis with respect to the special cash dividend of $14.45 per share to Oasis’ stockholders and the $6.25 per share cash portion of the merger consideration to Whiting stockholders.

Over the course of March 5 and 6, 2022, representatives of Oasis management, Whiting management, Vinson & Elkins and K&E had several meetings to discuss and finalize the terms of the merger agreement, the letter agreement for Mr. Peterson relating to his role as Executive Chair and the disclosure schedules. Ultimately, the parties agreed to the final exchange ratio of 0.5774 shares of Oasis common stock for each share of Whiting common stock, accompanied by $6.25 in cash per share of Whiting common stock, and the Oasis special dividend of $15.00 per share of Oasis common stock. The parties also agreed to the continued payment of the companies’ respective previously announced dividends, including Oasis’ fixed and variable dividends, through the closing of the merger, subject to Whiting’s right to match any dividends Oasis pays to its shareholders after June 30, 2022 in excess of $11.0 million. Later that day, Vinson & Elkins sent to K&E a revised draft of the merger agreement. The revised draft reflected that the merger consideration to Whiting’s stockholders would consist of stock and cash and Oasis would pay a special dividend to its stockholders.

On March 6, 2022, the Whiting board held a special meeting with its legal and financial advisors. Representatives of K&E reviewed with the Whiting board its fiduciary obligations. The Whiting board discussed Oasis’ proposal, as well as market conditions, pricing assumptions, and peer transactions in the E&P space, together with a comprehensive view of various transaction metrics, including accretion and dilution to the Whiting stockholders, as a result of the proposed transaction. The Whiting board discussed again the expected benefits of a transaction with Oasis, including, among others, the fact that the proposed transaction: (i) would provide Whiting’s stockholders with immediate value in respect of their shares and the opportunity to participate in the anticipated benefits of the transaction, (ii) is expected to be accretive on a per share basis to Whiting stockholders on certain metrics, particularly those related to net asset value, E&P cash flow and E&P free cash flow contributions for the second half of 2022 at then-current commodity prices, and (iii) would deliver significant cost savings and operational synergies such that the combined company can hold production steady with a low reinvestment rate, which is expected to benefit free cash flow. Also at this meeting, Citi reviewed its financial analysis of the merger consideration and rendered an oral opinion to the Whiting board (confirmed by delivery of a written opinion addressed to the Whiting board dated the following date) to the effect that, the merger consideration, is fair, from a financial point of view, to the Whiting stockholders. Following the presentation, the Whiting board unanimously decided to accept Oasis’ proposal and approved the merger agreement and the transactions contemplated thereby, including the merger.

Also on March 6, 2022, the Oasis board convened a special meeting with Oasis management, TPH, and Vinson & Elkins. At the meeting, and in connection with delivering its fairness opinion, TPH reviewed its financial analysis of the exchange ratio and the related terms of the transaction with Whiting, including the Oasis special dividend, and rendered an oral opinion to the Oasis board (confirmed by delivery of a written fairness opinion addressed to the Oasis board dated that same date) that, as of such date and based upon and subject to the assumptions TPH made, procedures followed, factors considered and qualifications and limitations on the review undertaken as set forth in the opinion and based upon other matters as TPH considered relevant, the merger consideration to be paid by Oasis in the Transaction (as defined in “The Merger—Opinion of Oasis’ Financial Advisor”) pursuant to the merger agreement, taking into account the Oasis special dividend, was fair, from a financial point of view, to Oasis. Representatives of Vinson & Elkins provided the Oasis board with a presentation on fiduciary duties and the final material terms of the merger agreement, following which the Oasis board ultimately approved the transaction with Whiting and authorized Oasis management to execute a definitive merger agreement with respect thereto.

Later that same night and into the next morning, Vinson & Elkins and K&E worked to finalize the merger agreement. Early on March 7, 2022, the respective parties to the merger agreement executed and delivered the merger agreement.

Prior to the open of trading on the NYSE on the morning of March 7, 2022, Oasis and Whiting issued a joint press release announcing the transactions contemplated by the merger agreement, and Oasis and Whiting hosted a joint conference telephonic meeting of the investor community to explain additional details and the strategic importance of the transaction. The closing price of Oasis common stock on the NASDAQ on March 7, 2022 was $152.45 per share and the closing price of Whiting common stock on the NYSE on March 7, 2022 was $84.96.

Recommendation of the Oasis Board and Reasons for the Merger

On March 6, 2022, the Oasis board unanimously (i) determined the merger agreement and the transactions contemplated by the merger agreement, including the Oasis stock issuance and the Oasis charter amendment, are fair to, and in the best interests of, Oasis and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the Oasis stock issuance and the Oasis charter amendment and (iii) resolved to recommend that the holders of Oasis common stock approve the Oasis stock issuance and the Oasis charter amendment. The Oasis board unanimously recommends that Oasis stockholders vote “FOR” the Oasis stock issuance proposal and “FOR” the Oasis charter amendment proposal.

In evaluating the merger agreement, the Oasis board consulted with Oasis management, outside legal counsel and its financial advisors. The Oasis board considered a number of factors when evaluating the merger, many of which support the Oasis board’s determination that the transactions contemplated by the merger agreement were fair to and in the best interests of Oasis and its stockholders. The Oasis board considered these factors as a whole and without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. The factors included (not necessarily presented in order of relative importance):

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the belief that the merger will create a strong asset base that materially increases the company’s scale in the Williston Basin with a basin-leading leasehold position of approximately 972,000 net acres, with fourth quarter 2021 net production of 167.8 MBoe/day;

•	the belief that the merger is cash flow and free cash flow accretive;

•	the belief that the merger will generate expected free cash flow of $1.2 billion in 2022 (assuming $85/Bbl WTI and $3.50/Mcf Henry Hub);

•	the belief that Oasis’ current return of capital program will be further enhanced after close, as the combined company is expected to distribute 60% of free cash flow in the second half of 2022;

•	the belief that Whiting’s substantial proved developed producing (PDP) reserves will support a foundation for cash flow generation and stability of the combined company;

•	the belief that the combined company’s inventory could support approximately ten years of development at the combined company’s estimated pace of development for 2022;

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the belief that the merger will provide strong liquidity, minimal credit facility borrowings at closing, no near-term maturities and better positioning for the company to pursue accretive transactions, in a market environment in which energy investors continue to seek consolidation;

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the belief that the combined company will have financial strength and flexibility, with a pro forma leverage ratio of approximately 0.2x net debt to annualized EBITDAX for the first half of 2022 (assuming $85/Bbl WTI and $3.50/Mcf Henry Hub);

•	the belief that the merger will provide approximately $65.0 million a year in administrative and operational cost synergies by the second half of 2023;

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that Oasis stockholders will have a meaningful ownership interest in the combined company, with an expected pro forma ownership of approximately 47% on a fully diluted basis, giving the Oasis stockholders the ability to participate meaningfully in any potential future increases in value of the combined company’s common stock;

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merger consideration includes an at-the-market exchange ratio that approximates the 7-day volume weighted average trading ratio of the two companies after adjusting the closing price of Oasis common stock for the Oasis special dividend and the closing price of Whiting common stock for the cash component of the merger consideration;

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the payment of the Oasis special dividend in connection with closing of the merger, in addition to the ability of Oasis to continue to pay dividends pursuant to its previously announced return of capital plan during the pendency of the merger;

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that the combined company will continue to be led by its current Chief Executive Officer and Chief Financial Officer and that five directors selected by Oasis will be appointed to the combined company board, which the Oasis board believes will enhance the likelihood of attaining the strategic benefits that Oasis expects to derive from the merger;

•	the expectation that the combined company’s board, management team and employees will benefit from the talent, expertise and best practices of each of Oasis and Whiting;

•	the belief that the combined company will continue to progress key environmental, safety and governance initiatives, building on prior success realized by both Oasis and Whiting;

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the terms of the merger agreement, including the structure of the transaction, the conditions to each party’s obligation to complete the merger, the ability of the Oasis board to engage with third parties regarding alternative proposals in certain circumstances and the ability of the Oasis board to change its recommendation with respect to the transactions contemplated by the merger agreement under certain circumstances;

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the potential for and benefits of alternative transactions or remaining as a standalone company reviewed by the Oasis board, including a potential business combination with Company A, and the belief by the Oasis board that such alternative transactions or remaining as a standalone company would be unlikely to provide more long-term value to the Oasis stockholders than the merger;

•	the belief that the restrictions imposed on Oasis’ business and operations during the pendency of the merger are reasonable and not unduly burdensome;

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that the exchange ratio and cash consideration to Whiting stockholders are fixed and will not fluctuate in the event that the market price of Whiting common stock increases relative to the market price of Oasis common stock between the date of the merger agreement and the closing of the merger;

•	the likelihood of consummation of the merger and the Oasis board’s evaluation of the likely timeframe necessary to close the merger;

•	that Oasis stockholders will have the opportunity to vote on the Oasis stock issuance proposal, which is a condition precedent to the merger;

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the Oasis board’s knowledge of, and discussions with Oasis senior management and its advisors regarding, Oasis’ and Whiting’s business operations, financial conditions, results of operations and prospects, taking into account Oasis’ due diligence investigation of Whiting; and

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TPH’s opinion delivered to the Oasis board on March 6, 2022 that, as of March 6, 2022 and based upon and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken as set forth in TPH’s opinion and based upon other matters as TPH considered relevant, the merger consideration to be paid by Oasis in the Transaction (as defined in “The Merger — Opinion of Oasis’ Financial Advisor”) pursuant to the merger agreement, taking into account the Oasis special dividend, was fair, from a financial point of view, to Oasis, as more fully described in the section titled “The Merger — Opinion of Oasis’ Financial Advisor.” The full text of the opinion of TPH to the Oasis board for the merger is attached as Annex C to this joint proxy statement/prospectus.

The Oasis board also considered a variety of risks and other potentially negative factors concerning the merger agreement and the related transactions contemplated thereby. These factors included (not necessarily presented in order of relative importance):

•	the possibility that the merger may not be completed or that completion may be unduly delayed for reasons beyond the control of Oasis or Whiting, including the failure to receive necessary regulatory approvals or obtain Oasis stockholder approval of the Oasis stock issuance proposal or obtain Whiting stockholder approval of the Whiting merger proposal;

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that the cash consideration and exchange ratio in the merger agreement provides for a fixed cash amount and number of shares of Oasis common stock and, as such, Oasis stockholders cannot be certain at the time of the Oasis special meeting of the total market value of the merger consideration to be paid, and the possibility that Oasis stockholders could be adversely affected in the event that the market price of Oasis common stock increases relative to the market price of Whiting common stock between the date of the merger agreement and the closing of the merger;

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that there are significant risks inherent in integrating the operations of Oasis into Whiting, including that the expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

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that the merger agreement (i) provides that, in certain circumstances, Oasis could be required to pay a termination fee of $98.0 million to Whiting and (ii) includes an obligation on the Oasis board to present the merger proposal to Oasis stockholders for approval even if a third party were to propose an alternative transaction that the Oasis board determined to be a superior proposal;

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that the restrictions on the conduct of Oasis’ business prior to the consummation of the merger, although believed to be reasonable and not unduly burdensome, may delay or prevent Oasis from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of Oasis pending the consummation of the merger;

•	that the merger agreement restricts Oasis’ ability to entertain other acquisition proposals unless certain conditions are satisfied;

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that while the merger agreement permits the Oasis board to change its recommendation in certain circumstances, the merger agreement does not permit Oasis to terminate the merger agreement in order to enter into an alternative transaction;

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the substantial costs to be incurred in connection with the merger, including the costs of the Oasis stock issuance, integrating the businesses of Oasis and Whiting, and the other transaction costs to be incurred in connection with the merger;

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that certain Oasis directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Oasis stockholders generally, including, among others, rights to continuing indemnification and directors’ and officers’ liability insurance described in the section titled “The Merger—Interests of Certain Oasis Directors and Executive Officers in the Merger”;

•	the possibility of losing key employees and skilled workers as a result of the expected consolidation of Oasis’ and Whiting’s personnel when the merger is completed;

•	the potential for litigation relating to the merger and the associated costs, burden and inconvenience involved in defending those proceedings; and

•	other risks of the type and nature described in the section titled “Risk Factors.”

After taking into account the factors set forth above, as well as others, the Oasis board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction to Oasis stockholders.

This foregoing discussion of the information and factors considered by the Oasis board in reaching its conclusion and recommendations includes all of the material factors considered by the Oasis board with respect to the merger but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Oasis board in evaluating the merger agreement and the related transactions contemplated thereby, and the complexity of these matters, the Oasis board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Oasis board may have given different weight to different factors. The Oasis board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement and the issuance of Oasis common stock pursuant to the merger agreement.

It should be noted that this explanation of the reasoning of the Oasis board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements.”

Recommendation of the Whiting Board and Reasons for the Merger

By unanimous vote, the Whiting board, at a meeting held on March 6, 2022, (1) determined that the merger agreement and transactions contemplated thereby, including the merger, are fair to, and in the best interests of, Whiting and the holders of Whiting common stock, (2) approved and declared advisable the merger agreement and the transactions, including the merger, and (3) resolved to recommend that the holders of Whiting common stock approve and adopt the merger agreement and the transactions, including the merger.

The Whiting board unanimously recommends that Whiting stockholders vote “FOR” the Whiting merger proposal.

In the course of reaching its determination and recommendation, the Whiting board met multiple times to consider a potential transaction with Oasis, including in executive sessions, and consulted with Whiting’s senior management, its outside legal counsel and financial advisors. In recommending that Whiting stockholders vote their shares of Whiting common stock in favor of adoption of the merger agreement, the Whiting board also considered a number of factors, including the following factors (not necessarily in order of relative importance) which the Whiting board viewed as being generally positive or favorable in coming to its determination and recommendation:

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Significant, sustainable free cash flow. The Whiting board considered that the strategic combination with Oasis will result in a combined company able to generate significant free cash flow due to the nature of the asset base, synergies, scale and financial strength of the combination.

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Superior alternative to continuation of standalone Whiting. The Whiting board considered Whiting’s standalone business, prospects and opportunities and the risks of remaining as a standalone public company, including the risks associated with Whiting’s relative lack of scale, higher cost of capital and credit profile compared to the combined company. Based on these considerations, the Whiting board believed the value offered to Whiting’s stockholders pursuant to the transactions would be more favorable to Whiting’s stockholders than the potential value that might reasonably be expected to result from remaining as an independent public company.

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Form of merger consideration. The merger consideration includes an at-the-market exchange ratio that approximates the 7-day volume weighted average trading ratio of the two companies after adjusting the closing price of Oasis common stock for the Oasis special dividend and the closing price of Whiting common stock for the cash component of the merger consideration. The substantial cash component of the merger consideration ($6.25 per share to the Whiting stockholders) also provides Whiting stockholders with immediate and relatively certain value in respect of their shares. In addition to cash at closing, the stock portion of the merger consideration will allow Whiting stockholders to participate in the anticipated benefits of the transaction, including substantial and more sustainable free cash flow generation, enhanced capital allocation flexibility, reduced volatility and significant, accelerated returns of capital.

•	Plans to return significant capital to stockholders. Whiting and Oasis announced plans for the combined company to return 60% or more of its free cash flow in the second half of 2022 to stockholders, through an increase of the combined company’s base quarterly dividend to $0.585 per share, representing a 35% increase over Whiting’s current base dividend, and the payment of variable dividends and the consummation of share repurchases.

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High quality assets. The Whiting board considered that Oasis’ assets are located in some of the most productive areas of the Williston Basin and that the combined company’s drilling inventory would support approximately 10 years of development at the pro forma pace estimated for the second half of 2022 in the current price environment. The Whiting board believed that the combined company could hold production approximately flat with a less than 40% re-investment rate for the second half of 2022.

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Delivers significant cost saving and operational synergy opportunity. Stockholders of the combined company are expected to benefit from the significant upside potential created from identified administrative and operational cost synergies of $65 million on an annual basis by the second half of 2023. The combined company expects to utilize best practices derived from Whiting’s and Oasis’ experience to further advance efficiencies across operating expenses and capital expenditures.

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Enhancing credit profile reducing cost of capital. The Whiting board’s belief that the combined company will benefit from an improved cost of capital due to enhanced scale, increased liquidity, reduced volatility relative to standalone Whiting and a strong balance sheet. The Whiting board expects the combined company to have a net debt-to-EBITDAX ratio of 0.2x at closing.

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Accretive to certain metrics. The Whiting board considered the fact that, on certain metrics, particularly those related to the parties’ respective E&P cash flow and E&P free cash flow contributions for the second half of 2022 to the combined company at then-current commodity prices, the transaction is accretive on a per share basis to Whiting stockholders. Further, the transaction is estimated to be accretive to Whiting’s net asset value per share.

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Commitment to enhanced ESG and sustainability. The Whiting board’s belief that the combined company will pursue industry leading ESG and sustainability policies. The Whiting board expects the combined company to (1) maintain an independent and diverse board comprised of directors with track records of delivering value, (2) align executive compensation with stockholder value creation and environmental sustainability and (3) commit to strong performance and further improvement across ESG metrics, such as safety and emissions.

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Combined business governance and leadership. The combined company will be overseen by an experienced, diverse and majority-independent board composed equally of five directors from each of Whiting and Oasis, with Whiting President and Chief Executive Officer Lynn A. Peterson serving as Executive Chairman, and will be managed by an experienced team of executives from both Whiting and Oasis led by Oasis President and Chief Executive Officer and President Daniel E. Brown.

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Opportunity to receive alternative acquisition proposals. The Whiting board considered the terms of the merger agreement related to the Whiting board’s ability to respond to unsolicited acquisition proposals and determined that third parties would be unlikely to be deterred from making a competing proposal by the provisions of the merger agreement, including because the Whiting board may, under certain circumstances, furnish information or enter into discussions in connection with a competing proposal. In this regard, the Whiting board considered:

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subject to its compliance with the merger agreement, the Whiting board can change its recommendation to Whiting stockholders with respect to the approval and adoption of the merger agreement prior to the adoption thereof by the Whiting stockholders if the Whiting board determines in good faith (after consultation with its financial advisors and outside legal advisors) that, with respect to a superior proposal or an intervening event, the failure to take such action would be inconsistent with the Whiting board’s fiduciary duties; and

•	while the merger agreement contains (1) a termination fee of $98 million, representing approximately 3.0% of the transaction’s equity value at signing, that Whiting would be required to pay to Oasis in certain circumstances, including if Oasis terminates the merger agreement in connection with a change in the Whiting board’s recommendation to stockholders with respect to adoption of the merger agreement or if Whiting or certain representatives of Whiting violate the non-solicitation obligations under the merger agreement under certain circumstances set forth therein and (2) an obligation on the Whiting board to present the merger proposal to Whiting stockholders for approval even if a third party were to propose an alternative transaction that the Whiting board determined to be a superior proposal the (“Force the Vote Provision”), the Whiting board believed that this fee and the Force the Vote Provision (each of which is applicable to Oasis in a reciprocal manner) are reasonable in light of the circumstances and the overall terms of the merger agreement, consistent with fees and provisions in comparable mergers involving companies with equivalent equity value and not preclusive of other offers.

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Receipt of fairness opinion from Citi. The Whiting board considered the financial analyses reviewed and discussed with representatives of Citi, as well as the oral opinion of Citi rendered to the Whiting board on March 6, 2022, which opinion was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken as set forth in the opinion and based upon other matters as Citi considered relevant, the merger consideration to be paid to the holders of outstanding shares of Whiting common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. See below under the heading “— Opinion of Whiting’s Financial Advisor.”

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Tax considerations. The merger is intended to qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, with the result that U.S. holders of shares of Whiting common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of any portion of the merger consideration delivered in the form of Oasis common stock.

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Other terms of the merger agreement. The Whiting board concluded, after consultation with Whiting’s legal advisors, that the other terms of the merger agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to closing, and the circumstances under which the merger agreement may be terminated, are reasonable.

The Whiting board also considered a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):

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Fixed exchange ratio. The Whiting board considered the fact that, although a portion of the merger consideration consists of cash, because the stock portion of the merger consideration is based on a fixed exchange ratio rather than a fixed value, Whiting stockholders bear the risk of a decrease in the trading price of Oasis common stock during the pendency of the merger and the fact that the merger agreement does not provide Whiting with a collar or a value-based termination right.

•	Value of Crestwood Units. The Whiting board also considered the value of the significant equity position Oasis held in Crestwood.

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Risks associated with the pendency of the transaction. The Whiting board considered the risks and contingencies relating to the announcement and pendency of the transaction (including the likelihood of litigation or other opposition brought by or on behalf of Whiting stockholders or Oasis stockholders challenging the merger and the other transactions contemplated by the merger agreement) and the risks and costs to Whiting if the completion of the transactions is not accomplished in a timely manner or if the transactions do not close at all, including potential employee attrition, the impact on Whiting’s relationships with third parties and the effect termination of the merger agreement may have on the trading price of Whiting common stock and Whiting’s operating results.

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Interim operating covenants. The Whiting board considered the restrictions on the conduct of Whiting’s and its subsidiaries’ businesses during the period between the execution of the merger agreement and the completion of the transactions as set forth in the merger agreement.

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Competing proposal; termination fees; force the vote. The possibility that the termination fee and the Force the Vote Provision could discourage other potential parties from making a competing offer; although the Whiting board believed that the termination fee amount and the Force the Vote Provision are reasonable and will not unduly deter any other party that might be interested in making a competing proposal.

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Interests of Whiting directors and executive officers. The Whiting board considered that Whiting’s directors and executive officers may have interests in the transactions that may be different from, or in addition to, those of Whiting stockholders. For more information about such interests, see below under the heading “— Interests of Whiting Directors and Executive Officers in the Merger.”

•	Merger costs. The Whiting board considered the costs associated with the completion of the transactions, including management’s time and energy and potential opportunity costs.

•	Other risks. The Whiting board considered risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements.”

The Whiting board believed that, overall, the potential benefits of the transactions to Whiting stockholders outweighed the risks and uncertainties of the transactions.

The foregoing discussion of factors considered by the Whiting board in reaching its conclusions and recommendation includes the principal factors considered by the Whiting board, but is not intended to be exhaustive and may not include all of the factors considered by the Whiting board, but includes the material factors considered by the Whiting board. In light of the variety of factors considered in connection with its evaluation of the transactions, the Whiting board did not find it practicable to, and did not, quantify or otherwise assign relative or specific weights to the specific factors considered in reaching its determinations and recommendation. Rather, the Whiting board viewed its decisions as being based on the totality of the factors and information it considered. Moreover, each member of the Whiting board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Whiting board based its recommendation on the totality of the information available to it, including discussions with Whiting’s management and outside legal and financial advisors.

It should be noted that this explanation of the reasoning of the Whiting board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statements Regarding Forward-Looking Statements.”

Certain Unaudited Prospective Financial and Operating Information

Neither Oasis nor Whiting, as a matter of course, makes public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with Oasis’ evaluation of the merger, Oasis management provided to the Oasis board, Whiting and their respective financial advisors certain unaudited internal financial forecasts with respect to Oasis on a stand-alone basis prepared by Oasis management and provided to the Oasis board and its financial advisors certain unaudited financial forecasts with respect to Whiting on a stand-alone basis prepared by Oasis management utilizing information provided by Whiting management (collectively, the “Oasis Forecasted Financial Information”).

In addition, in connection with Whiting’s evaluation of the merger, Whiting management provided to the Whiting board, Oasis and their respective financial advisors certain unaudited internal financial forecasts with respect to Whiting on a stand-alone basis prepared by Whiting management and provided to the Whiting board and its financial advisor certain unaudited financial forecasts with respect to Oasis on a stand-alone basis prepared by Whiting management utilizing information provided by Oasis management as discussed below (collectively, the “Whiting Forecasted Financial Information” and, together with the Oasis Forecasted Financial Information, the “Forecasted Financial Information”).

The Forecasted Financial Information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Oasis Forecasted Financial Information was provided by Oasis to TPH for its use and reliance in connection with its financial analyses and opinion as described in the section entitled “The Merger—Opinion of Oasis’ Financial Advisor.” The Whiting Forecasted Financial Information was provided by Whiting to Citi for its use and reliance in connection with its financial analyses and opinion as described in the section entitled “The Merger—Opinion of Whiting’s Financial Advisor.” The inclusion of this Forecasted Financial Information should not be regarded as an indication that any of Oasis, Whiting, their respective affiliates, officers, directors, advisors or other representatives or any other recipient of this Forecasted Financial Information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

The Forecasted Financial Information includes non-GAAP financial measures, including EBITDAX (as defined below) and Levered Free Cash Flow for Whiting and Oasis. Please see the tables below for a description of how Oasis and Whiting define these non-GAAP financial measures. Oasis and Whiting believe that EBITDAX provides information useful in assessing operating and financial performance across periods, while Levered Free Cash Flow provides a useful measure of available cash generated by operating activities for investing, to reduce leverage or make distributions. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Oasis and Whiting may not be comparable to similarly titled measures used by other companies.

This Forecasted Financial Information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the Forecasted Financial Information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Oasis and Whiting management teams, including, among others, Oasis’ and/or Whiting’s future results, oil and gas industry activity, commodity prices, demand for oil and natural gas, the availability of sufficient cash flow or financing to fund the exploration and development costs associated with their respective projected drilling programs, takeaway capacity and the availability of services in the areas in which Oasis and Whiting operate, general economic and regulatory conditions and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Where You Can Find More Information” and “Risk Factors.” The Forecasted Financial Information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither Whiting, Oasis nor their respective affiliates, officers, directors, advisors or other representatives can give assurance that the Forecasted Financial Information and the underlying estimates and assumptions will be realized. This Forecasted Financial Information constitutes “forward-looking statements” and actual results may differ materially and adversely from those set forth below.

The Oasis Forecasted Financial Information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Oasis management. The Whiting Forecasted Financial Information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Whiting management. Neither Oasis’ independent registered public accounting firm, PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”), nor any other independent registered public accounting firm, including Whiting’s independent accountants, Deloitte, have audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying Forecasted Financial Information and, accordingly, PricewaterhouseCoopers and Deloitte do not express an opinion or any other form of assurance with respect thereto nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The PricewaterhouseCoopers and Deloitte reports included in this joint proxy statement/prospectus relate to Oasis’ and Whiting’s previously issued financial statements, respectively. Such reports do not extend to the Forecasted Financial Information included herein and should not be read to do so.

The Forecasted Financial Information does not take into account any circumstances or events occurring after the date it was prepared. Neither Oasis nor Whiting can give assurance that, had the Forecasted Financial Information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Oasis and Whiting do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the Forecasted Financial Information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be inappropriate, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions. The Forecasted Financial Information does not take into account all of the possible financial and other effects of the merger on Oasis or Whiting, the effect on Oasis or Whiting of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the Forecasted Financial Information does not take into account the effect on Oasis or Whiting of any possible failure of the merger to occur. None of Oasis or Whiting or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Oasis stockholder or Whiting stockholder or other person regarding Oasis’ or Whiting’s ultimate performance compared to the information contained in the Forecasted Financial Information or that the Forecasted Financial Information will be achieved. The inclusion of the Forecasted Financial Information herein should not be deemed an admission or representation by Oasis or Whiting or their respective affiliates, officers, directors, advisors or other representatives or any other person that it is viewed as material information of Oasis or Whiting, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the Forecasted Financial Information included below is not being included in this joint proxy statement/prospectus in order to influence any Oasis stockholder’s or Whiting stockholder’s decision or to induce any stockholder to vote in favor of any of the proposals at the Oasis special meeting or the Whiting special meeting, but is being provided solely because it was made available to the Oasis board, Oasis’ financial advisors, the Whiting board and Whiting’s financial advisor, as applicable, in connection with the merger.

In light of the foregoing, and considering that the Oasis special meeting and the Whiting special meeting will be held several months after the Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Oasis stockholders and Whiting stockholders are cautioned not to place undue reliance on such information, and each of Oasis and Whiting urges you to review Oasis’ and Whiting’s most recent SEC filings for a description of Oasis’ and Whiting’s reported financial results included therein. See the section entitled “Where You Can Find More Information.”

Oasis Forecasted Financial Information

In preparing the prospective financial and operating information described below, Oasis management used the following oil and natural gas price assumptions, which were based on (1) New York Mercantile Exchange strip pricing (“NYMEX Strip”), (2) Wall Street consensus pricing (“Wall Street Consensus”) and (3) a three-year arithmetic average based on WTI and Henry Hub closing prices over the three preceding years (“3-Year Historical Average”), as of March 3, 2022:

	Commodity Prices
	2022E	2023E	2024E	2025E	2026E
NYMEX Strip
Oil ($/Bbl)	$93.99	$83.08	$77.39	$73.47	$70.67
Gas ($/MMBtu)	$4.76	$3.90	$3.43	$3.38	$3.40

Wall Street Consensus
Oil ($/Bbl)	$82.33	$71.75	$59.00	$59.00	$59.00
Gas ($/MMBtu)	$3.77	$3.63	$3.55	$3.55	$3.55

3-Year Historical Average
Oil ($/Bbl)	$56.79	$56.79	$56.79	$56.79	$56.79
Gas ($/MMBtu)	$2.92	$2.92	$2.92	$2.92	$2.92

The following tables set forth certain summarized prospective financial and operating information of Oasis and Whiting for the fiscal years 2022 through 2026 on a stand-alone basis. In addition to different pricing scenarios based on the three price assumptions indicated above, Oasis management prepared two sets of forecasts. “Case 1” represents management forecasts. “Case 2” risk adjusts the Case 1 forecasts for production volumes and adjusts certain commercial assumptions. Case 1 and Case 2 were provided to the Oasis board and its financial advisor, TPH. However, only Case 1 was provided to Whiting and its financial advisor.

The tables below set forth prospective information related to Oasis as prepared by Oasis management.

	Oasis Stand-Alone (Case #1)(1)
	2022E	2023E	2024E	2025E	2026E
	($ in millions, except production)
NYMEX Strip
Production (MBoe/d)(2)	75.8	76.7	78.5	75.4	75.6
EBITDAX(3)	$1,094	$957	$1,094	$1,006	$966
Capital expenditures	$295	$287	$347	$348	$356
Levered free cash flow (Pre-Dividend)(4)	$741	$567	$599	$525	$466

Wall Street Consensus
Production (MBoe/d)(2)	75.7	76.9	78.7	75.7	76.1
EBITDAX(3)	$959	$848	$798	$777	$781
Capital expenditures	$295	$287	$347	$348	$356
Levered free cash flow (Pre-Dividend)(4)	$637	$483	$374	$351	$326

3-Year Historical Average
Production (MBoe/d)(2)	75.1	75.8	77.6	74.5	74.6
EBITDAX(3)	$732	$663	$703	$680	$681
Capital expenditures	$269	$261	$315	$315	$322
Levered free cash flow (Pre-Dividend)(4)	$451	$368	$316	$284	$276

(1)

The Oasis Forecasted Financial Information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the Oasis special meeting and Whiting special meeting will be held several months after the Oasis Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Oasis and Whiting stockholders are cautioned not to place undue reliance on such information.

(2)	Calculated on a three-stream basis of oil, natural gas and NGLs.
(3)

EBITDAX is defined as earnings (loss) before interest expense, income taxes, DD&A, exploration expenses and other similar non-cash or non-recurring charges and includes distributions with respect to the Crestwood Units. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(4)

Levered free cash flow is defined as EBITDAX less cash interest expense, cash taxes and E&P and other capital expenditures (excluding acquisition capital). Levered free cash flow does not include working capital adjustments, and the figures above include certain commodity earn-out payments for 2023-2025 where applicable. The amounts are exclusive of any cash returned to shareholders during the applicable period through dividends or buybacks. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

	Oasis Stand-Alone (Case #2)(1)
	2022E	2023E	2024E	2025E	2026E
	($ in millions, except production)
NYMEX Strip
Production (MBoe/d)(2)	73.6	71.4	68.4	68.0	67.2
EBITDAX(3)	$1,042	$850	$909	$878	$828
Capital expenditures	$295	$307	$325	$402	$353
Levered free cash flow (Pre-Dividend)(4)	$701	$470	$476	$385	$363

Wall Street Consensus
Production (MBoe/d)(2)	73.5	71.6	68.6	68.4	67.7
EBITDAX(3)	$914	$756	$655	$670	$660
Capital expenditures	$295	$307	$325	$402	$353
Levered free cash flow (Pre-Dividend)(4)	$600	$401	$282	$226	$236

3-Year Historical Average
Production (MBoe/d)(2)	72.9	70.5	66.1	66.4	65.6
EBITDAX(3)	$702	$592	$555	$576	$569
Capital expenditures	$269	$270	$281	$366	$305
Levered free cash flow (Pre-Dividend)(4)	$422	$292	$241	$173	$205

(1)

The Oasis Forecasted Financial Information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the Oasis special meeting and Whiting special meeting will be held several months after the Oasis Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Oasis and Whiting stockholders are cautioned not to place undue reliance on such information.

(2)	Calculated on a three-stream basis of oil, natural gas and NGLs.
(3)

EBITDAX is defined as earnings (loss) before interest expense, income taxes, DD&A, exploration expenses and other similar non-cash or non-recurring charges and includes distributions with respect to the Crestwood Units. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(4)

Levered free cash flow is defined as EBITDAX less cash interest expense, cash taxes and E&P and other capital expenditures (excluding acquisition capital). Levered free cash flow does not include working capital adjustments, and the figures above include certain commodity earn-out payments for 2023-2025 where applicable. The amounts are exclusive of any cash returned to shareholders during the applicable period through dividends or buybacks. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The tables below set forth prospective information related to Whiting. “Case 1” represents management forecasts based on forecasts and other information provided by Whiting and public filings. “Case 2” risk adjusts the Case 1 forecasts for production volumes and certain commercial assumptions. Case 1 and Case 2 were provided to the Oasis board and its financial advisor, TPH.

	Whiting Stand-Alone (Case #1)(1)
	2022E	2023E	2024E	2025E	2026E
	($ in millions, except production)
NYMEX Strip
Production (MBoe/d)(2)	93.1	99.3	96.5	96.9	96.5
EBITDAX(3)	$1,066	$1,424	$1,350	$1,261	$1,209
Capital expenditures	$375	$324	$381	$418	$450
Levered free cash flow (Pre-Dividend)(4)	$648	$916	$781	$658	$579

Wall Street Consensus
Production (MBoe/d)(2)	93.1	99.1	96.4	96.8	96.1
EBITDAX(3)	$989	$1,224	$950	$944	$946
Capital expenditures	$375	$324	$381	$416	$443
Levered free cash flow (Pre-Dividend)(4)	$589	$763	$475	$417	$384

3-Year Historical Average
Production (MBoe/d)(2)	93.1	98.9	96.2	96.6	95.9
EBITDAX(3)	$808	$922	$871	$865	$867
Capital expenditures	$356	$295	$346	$379	$405
Levered free cash flow (Pre-Dividend)(4)	$456	$557	$442	$387	$354

(1)

The Oasis Forecasted Financial Information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the Oasis special meeting and Whiting special meeting will be held several months after the Oasis Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Oasis and Whiting stockholders are cautioned not to place undue reliance on such information.

(2)	Calculated on a three-stream basis of oil, natural gas and NGLs.
(3)

EBITDAX is defined as earnings (loss) before interest expense, income taxes, DD&A, exploration expenses and other similar non-cash or non-recurring charges less certain known liability payments. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(4)

Levered free cash flow is defined as EBITDAX less cash interest expense, cash taxes and E&P and other capital expenditures (excluding acquisition capital). Levered free cash flow does not include working capital adjustments. The amounts are exclusive of any cash returned to shareholders during the applicable period through dividends or buybacks. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

	Whiting Stand-Alone (Case #2)(1)
	2022E	2023E	2024E	2025E	2026E
	($ in millions, except production)
NYMEX Strip
Production (MBoe/d)(2)	90.4	90.4	84.9	80.2	69.7
EBITDAX(3)	$1,041	$1,289	$1,159	$1,013	$794
Capital expenditures	$409	$346	$375	$367	$5
Levered free cash flow (Pre-Dividend)(4)	$593	$799	$646	$516	$630

Wall Street Consensus
Production (MBoe/d)(2)	90.0	90.2	84.7	80.0	69.6
EBITDAX(3)	$953	$1,088	$802	$745	$607
Capital expenditures	$405	$345	$375	$366	$4
Levered free cash flow (Pre-Dividend)(4)	$528	$647	$373	$313	$488

3-Year Historical Average
Production (MBoe/d)(2)	89.4	84.7	76.6	71.9	64.3
EBITDAX(3)	$806	$766	$647	$599	$510
Capital expenditures	$306	$187	$238	$244	$6
Levered free cash flow (Pre-Dividend)(4)	$491	$525	$363	$297	$410

(1)

The Oasis Forecasted Financial Information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the Oasis special meeting and Whiting special meeting will be held several months after the Oasis Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Oasis and Whiting stockholders are cautioned not to place undue reliance on such information.

(2)	Calculated on a three-stream basis of oil, natural gas and NGLs.
(3)

EBITDAX is defined as earnings (loss) before interest expense, income taxes, DD&A, exploration expenses and other similar non-cash or non-recurring charges less certain known liability payments. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(4)

Levered free cash flow is defined as EBITDAX less cash interest expense, cash taxes and E&P and other capital expenditures (excluding acquisition capital). Levered free cash flow does not include working capital adjustments. The amounts are exclusive of any cash returned to shareholders during the applicable period through dividends or buybacks. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

In connection with Oasis’ evaluation of the merger, Oasis management provided to the Oasis board, and Oasis’ and Whiting’s respective financial advisors, certain estimates of the amounts and timing of estimated run-rate synergies anticipated by Oasis management to result from the merger, which totaled approximately $65.0 million per year, with the anticipated run rate expected to be achieved beginning in the second half of 2023, inclusive of an expected $35.0 million of annual general and administrative synergies, $15.0 million of annual lease operating expense synergies and $15.0 million of annual capex synergies (together, the “Oasis Expected Synergies”).

Whiting Forecasted Financial Information

The Whiting Forecasted Financial Information described below was based on various assumptions, including, but not limited, the following commodity price assumptions of Whiting’s management, which were based on New York Mercantile Exchange strip pricing (referred to in this section as “NYMEX Strip Pricing”) and publicly available Wall Street consensus price estimates (referred to in this section as “Wall Street Consensus Pricing”) for oil and natural gas as of March 3, 2022:

NYMEX Strip Pricing

	Whiting Management Price Cases
	2022E	2023E	2024E	2025E	2026E
Crude Oil (WTI) ($/Bbl)	$93.99	$83.08	$77.39	$73.47	$70.67
Natural Gas (Henry Hub) ($/MMbtu)	$4.76	$3.90	$3.43	$3.38	$3.40

Wall Street Consensus Pricing

	Whiting Management Price Cases
	2022E	2023E	2024E	2025E	2026E
Crude Oil (WTI) ($/Bbl)	$76.80	$70.65	$73.44	$73.44	$73.44
Natural Gas (Henry Hub) ($/MMbtu)	$3.99	$3.67	$3.70	$3.70	$3.70

The following table sets forth certain summarized prospective financial and operating information regarding Whiting for the fiscal years 2022 through 2026 on a stand-alone basis prepared by Whiting management.

	Whiting Stand-Alone(1) December 31,
($ in millions, except production and per share amounts)	2022	2023	2024	2025	2026
NYMEX Strip Pricing
Production (MBoe/d)(2)	93.1	99.3	96.5	96.9	96.5
EBITDAX(3)	1,136	1,429	1,350	1,266	1,209
Capital expenditures(4)	375	324	381	418	450
Levered Free Cash Flow(5)	701	848	817	655	588

Wall Street Consensus Pricing
Production (MBoe/d)(2)	93.1	99.1	96.5	96.9	96.5
EBITDAX(3)	1,030	1,211	1,273	1,275	1,280
Capital expenditures(4)	375	324	381	418	450
Levered Free Cash Flow(5)	586	701	768	667	645

(1)

The Whiting Forecasted Financial Information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the Whiting special meeting and Oasis special meeting will be held several months after the Whiting Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Whiting and Oasis stockholders are cautioned not to place undue reliance on such information.

(2)	Calculated on a three-stream basis of oil, natural gas and NGLs.
(3)

EBITDAX is a non-GAAP measure referring to earnings before interest, taxes, depreciation (and/or depletion), amortization and exploration expense, adjusted for, as applicable, certain non-recurring, non-cash and other items.

(4)	Excludes acquisition capital expenditures with acquisition from Lime Rock Resources in the first quarter of 2022.

(5)

Levered Free Cash Flow is a non-GAAP measure defined by Whiting management as operating cash flow less cash interest expense, cash taxes and E&P and other capital expenditures. Levered free cash flow does not include working capital adjustments. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. The amounts are exclusive of any cash returned to shareholders during the applicable period through dividends or buybacks.

The following table sets forth certain summarized prospective financial and operating information of Oasis for the fiscal years 2022 through 2026 on a stand-alone basis prepared by Whiting management based on prospective financial and operating information prepared by Oasis management and the price assumptions indicated above.

	Oasis Stand-Alone(1) December 31,
($ in millions, except production and per share amounts)	2022	2023	2024	2025	2026
NYMEX Strip Pricing
Production (MBoe/d)(2)	69.2	70.0	71.7	68.8	69.1
EBITDAX(3)	1,094	957	1,094	1,006	966
Capital expenditures	295	287	347	348	356
Levered Free Cash Flow(4)	741	542	574	500	466

Wall Street Consensus Pricing
Production (MBoe/d)(2)	69.2	70.0	71.9	69.1	69.5
EBITDAX(3)	951	848	1,051	1,023	1,028
Capital expenditures	295	287	347	348	356
Levered Free Cash Flow(4)	631	458	542	514	514

(1)

The Whiting Forecasted Financial Information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the Whiting special meeting and Oasis special meeting will be held several months after the Whiting Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Whiting and Oasis stockholders are cautioned not to place undue reliance on such information.

(2)	Calculated on a two-stream basis of oil and natural gas.
(3)

EBITDAX is defined as earnings (loss) before interest expense, income taxes, DD&A, exploration expenses and other similar non-cash or non-recurring charges and includes distributions with respect to the Crestwood Units. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(4)

Levered free cash flow is defined as EBITDAX less cash interest expense, cash taxes and E&P and other capital expenditures (excluding acquisition capital). Levered free cash flow does not include working capital adjustments, and the figures above do not include certain commodity earn-out payments that may be due in 2023-2025. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. The amounts are exclusive of any cash returned to shareholders during the applicable period through dividends or buybacks.

In connection with Whiting’s evaluation of the merger, Whiting’s management provided to the Whiting board, Oasis and Whiting’s and Oasis’ respective financial advisors certain estimates of the amounts and timing of estimated run-rate synergies anticipated by Whiting management to result from the merger, which totaled approximately $65.0 million per year, with the anticipated run rate expected to be achieved beginning in the second half of 2023, reflecting $35.0 million of annual general and administrative synergies, $15.0 million of annual lease operating expense synergies and $15.0 million of annual capex synergies (together, the “Whiting Expected Synergies”).

The Whiting Expected Synergies also were provided to Citi for its use and reliance in connection with its financial analyses and opinion as described in the section entitled “The Merger—Opinion of Whiting’s Financial Advisor.”

OASIS AND WHITING DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE FORECASTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTED FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Opinion of Oasis’ Financial Advisor

Introduction

Oasis retained TPH to act as Oasis’ financial advisor and provide an opinion in connection with the proposed “Transaction,” which, for purposes of this description of TPH’s financial analysis and opinion, means, collectively, the transactions contemplated by the merger agreement, including the merger and the Oasis special dividend. The Oasis board instructed TPH to evaluate the fairness, from a financial point of view, of the merger consideration to be paid by Oasis in the Transaction pursuant to the merger agreement, taking into account the Oasis special dividend.

On March 6, 2022, at a meeting of the Oasis board held to evaluate the merger and the merger agreement, TPH delivered an oral opinion to the effect that, as of such date and based upon and subject to the assumptions TPH made, procedures followed, factors considered and qualifications and limitations on the review undertaken as set forth in the opinion and based upon other matters as TPH considered relevant, the merger consideration to be paid by Oasis in the Transaction pursuant to the merger agreement, taking into account the Oasis special dividend, was fair, from a financial point of view, to Oasis. TPH subsequently confirmed its oral opinion in writing, dated March 6, 2022, to the Oasis board.

The TPH opinion speaks only as of the date and the time TPH rendered it, and not as of the time the merger may be completed, or any other time. The TPH opinion does not reflect changes that may occur or may have occurred after its delivery, which could significantly alter the value, facts or elements on which the opinion was based.

The full text of TPH’s written opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the review TPH undertook, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference in its entirety. The summary of TPH’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Oasis stockholders are encouraged to read the TPH opinion carefully in its entirety. TPH delivered its opinion for the information and assistance of the Oasis board in connection with its consideration of the Transaction, and TPH’s opinion does not address any other term or aspect of the merger agreement or the Transaction and does not constitute a recommendation as to how the Oasis board, Oasis or any other person (including any holder of interests in Whiting or Oasis) should vote with respect to the Transaction or any other matter. TPH consented in writing to the inclusion of its opinion in full and the description of such opinion in this joint proxy statement/prospectus.

In connection with rendering its opinion, TPH reviewed, among other things:

•	a draft of the merger agreement, dated March 6, 2022;

•	certain publicly available financial statements and other business and financial information with respect to each of Whiting and Oasis;

•	certain other communications from Whiting and Oasis to their respective stockholders;

•

certain internal financial, hydrocarbon resource and production information and forecasts for Whiting prepared by the management of Whiting, and as adjusted by the management of Oasis (which we refer to in this section as the “Whiting Forecasts”);

•	certain internal financial, hydrocarbon resource and production information and forecasts for Oasis, prepared by the management of Oasis (which we refer to in this section as the “Oasis Forecasts”);

•

certain internal financial, hydrocarbon resource and production information and forecasts for the combined company pro forma for the Transaction prepared by or at the direction of the management of Oasis (which we refer to in this section as, collectively with the Whiting Forecasts and the Oasis Forecasts, the “Forecasts”);

•	certain publicly available research analyst reports with respect to the future financial performance of Whiting and Oasis; and

•	the Oasis Expected Synergies.

TPH also held discussions with members of the management of Oasis regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Oasis, Whiting and the combined company. In addition, TPH reviewed the reported price and trading activity for Whiting common stock and Oasis common stock, compared certain financial and stock market information for Whiting and Oasis with similar information for certain other companies the securities of which are publicly traded, and performed such other studies and analyses, and considered such other factors, as TPH considered appropriate. The Forecasts and Oasis Expected Synergies used by TPH in its analysis reflect certain assumptions regarding the oil and gas industry, future commodity prices and capital expenditures that are subject to significant uncertainty and that, if different than assumed, could have a material impact on TPH’s analysis and its opinion.

For purposes of its opinion, TPH assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for TPH, or publicly available. In that regard, TPH assumed with Oasis’ consent that the Forecasts and Oasis Expected Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Oasis and Whiting, and that such Forecasts and Oasis Expected Synergies provided a reasonable basis upon which to evaluate the Transaction. TPH noted that the Forecasts and Oasis Expected Synergies were evaluated collectively, and no single forecast or synergy estimate was determinative of its opinion.

TPH expressed no view or opinion with respect to the Forecasts or Oasis Expected Synergies or the assumptions on which they were based and TPH further assumed, among other things, that (i) the executed merger agreement (together with the exhibits and schedules thereto) would not differ in any respect material to TPH’s analyses or opinion from the draft version TPH examined, referenced above, (ii) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct in all material respects, (iii) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party in all material respects, (iv) all conditions to the consummation of the Transaction would be satisfied without material amendment or waiver thereof, (v) the Transaction would be consummated in a timely manner in accordance with the terms described in the merger agreement and such other related documents and instruments, without any material amendments or modifications thereto, and (vi) all governmental, regulatory or other consents or approvals necessary for the consummation of the Transaction would be obtained, in the case of each of the foregoing clauses (i) - (vi), without any material adverse effect on Whiting, Oasis, Merger Sub, LLC Sub, the holders of Whiting common stock or Oasis common stock or the expected benefits of the Transaction in any way meaningful to TPH’s analysis. In addition, TPH did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Whiting or any of its subsidiaries or Oasis or any of its subsidiaries, and TPH was not furnished with any such evaluation or appraisal. TPH’s opinion did not address any legal, regulatory, tax or accounting matters. TPH expressed no view or opinion as to any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent decrees or other orders, audits or investigations or the potential impact thereof on Whiting, Oasis or any other entity.

TPH’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to TPH as of, March 6, 2022. TPH assumed no obligation to update, revise or reaffirm its opinion and expressly disclaimed any responsibility to do so based on circumstances, developments or events occurring, or of which TPH becomes aware, after the date on which its opinion was rendered.

The estimates contained in TPH’s analysis and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by any analysis. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, TPH’s analysis and estimates are inherently subject to substantial uncertainty.

In arriving at its opinion, TPH did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. TPH employed several analytical methodologies in its analyses, and no one single method of analysis should be regarded as dispositive of TPH’s overall conclusion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, TPH believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. TPH’s conclusion, therefore, is based upon the application of TPH’s own experience and judgment to all analyses and factors considered by it, taken as a whole. TPH’s opinion was reviewed and approved by its fairness opinion committee.

TPH’s opinion addressed only the fairness, from a financial point of view, as of March 6, 2022, of the merger consideration to be paid by Oasis pursuant to the merger agreement, taking into account the Oasis special dividend. TPH’s opinion did not address Oasis’ underlying business decision to engage in the Transaction, or the relative merits of the Transaction as compared to any other alternative transaction that might have been available to Oasis. TPH did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration paid or received in connection therewith by, creditors or other constituencies of Whiting or Oasis or any of their respective subsidiaries; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Whiting or Oasis, or any class of such persons, in connection with the Transaction, whether relative to the merger consideration pursuant to the merger agreement or otherwise. TPH did not express any opinion as to the price at which the shares of Whiting common stock or Oasis common stock or the securities of any other party would trade at any time.

The data and analyses summarized below in this joint proxy statement/prospectus are from TPH’s presentation to the Oasis board delivered on March 6, 2022. The analyses summarized below include information presented in tabular format. To fully understand the financial analyses performed, the tables must be considered together with the textual summary of the analyses and full text of TPH’s written opinion, which is included as Annex C of this joint proxy statement/prospectus.

Summary of TPH’s Analyses

Market and Commodity Price Assumptions

With respect to (1) NYMEX strip commodity pricing (which we refer to in this section as “NYMEX Strip”), TPH utilized forward strip prices for WTI oil and Henry Hub natural gas as of March 3, 2022, (2) Wall Street

Consensus commodity pricing (which we refer to in this section as “Wall Street Consensus”), TPH utilized broker estimates published in the 30 days ended March 3, 2022 for 2022, 2023 and 2024 and (3) three-year historical average commodity pricing (which we refer to in this section as “3-Year Average”), TPH calculated the trailing spot price average for WTI oil and Henry Hub natural gas for the three years ended March 3, 2022. Median research analyst estimates used are based on FactSet as of March 4, 2022.

The commodity price assumptions used by TPH in certain of its analyses are summarized below.

NYMEX Strip pricing:

Year	WTI Oil ($/Bbl)	Henry Hub Gas ($/MMbtu)
2022E	$93.99	$4.76
2023E	$83.08	$3.90
2024E	$77.39	$3.43
2025E	$73.47	$3.38
2026E and thereafter	$70.67	$3.40

Wall Street Consensus pricing:

Year	WTI Oil ($/Bbl)	Henry Hub Gas ($/MMbtu)
2022E	$82.33	$3.77
2023E	$71.75	$3.63
2024E and thereafter	$59.00	$3.55

3-Year Average price:

Year	WTI Oil ($/Bbl)	Henry Hub Gas ($/MMbtu)
2022E and thereafter	$56.79	$2.92

Selected Public Companies Trading Analysis

TPH reviewed and analyzed certain financial information including valuation multiples related to Oasis, Whiting and the following companies with publicly traded equity securities and U.S. onshore exploration and production operations:

•	Callon Petroleum Company

•	Civitas Resources, Inc.

•	Magnolia Oil & Gas Corporation

•	Matador Resources Company

•	Northern Oil and Gas, Inc.

•	PDC Energy, Inc.

•	Ranger Oil Corporation

•	SM Energy Company

•	Enerplus Corporation

The preceding companies are referred to in this discussion as the “selected public companies.” No selected public company or group of companies is identical to Oasis or Whiting. Accordingly, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the Company Merger contemplated by the merger agreement and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Oasis, Whiting and the selected public companies that could affect the public trading values of each also are relevant.

The financial information reviewed included (i) enterprise value (“EV”) calculated as the fully-diluted equity value of a company, plus book value of net debt (calculated as total debt minus cash and cash equivalents), any preferred equity and non-controlling interests, as a multiple of estimated 2022 and 2023 EBITDAX (as defined under the heading “—Certain Unaudited Prospective Financial and Operating Information”), and (ii) 2022 and 2023 FCF Yield, calculated as cash flow from operations less capital expenditures divided by fully-diluted equity value, in each case based on median research analysts’ consensus estimates. In the case of the Whiting Forecasts, (i) EBITDAX and levered free cash flow were adjusted to remove the impact of certain known liability payments from the financial metrics observed and (ii) the undiscounted sum of such payments was subtracted from the implied enterprise value and the FCF Yield derived equity values.

The overall low to high 2022 and 2023 estimated EBITDAX multiples observed for the selected public companies were 3.0x to 6.1x (with a mean of 4.1x and a median of 3.9x) and 3.1x to 6.7x (with a mean of 4.1x and a median of 3.8x), respectively, and the overall high to low 2022 and 2023 estimated FCF Yields observed for the selected public companies were 22% to 9% (with a mean of 16% and a median of 16%) and 21% to 8% (with a mean of 16% and a median of 17%), respectively.

Based on the ranges observed among the selected public companies, TPH applied selected EBITDAX multiple ranges to the applicable Oasis and Whiting financial metrics to derive implied Oasis and Whiting enterprise values at Wall Street consensus estimates and using the Oasis Forecasts and the Whiting Forecasts at NYMEX Strip, Wall Street Consensus and 3-Year Average price decks. TPH then subtracted each company’s net debt from such enterprise values, and divided the resulting equity values by the number of fully-diluted shares outstanding for each of Oasis and Whiting to derive implied per share prices for each of Oasis common stock and Whiting common stock. The net debt of Oasis as of December 31, 2021 is pro forma for the Crestwood Equity Partners LP (“CEQP”) and Oasis Midstream Partners LP transaction that closed on February 1, 2022, and the net debt of Whiting as of December 31, 2021 is pro forma for the transaction to acquire non-operated oil and gas assets in the Sanish field in the Williston Basin that was announced on February 8, 2022.

For FCF Yields, TPH applied the selected FCF Yield ranges to the applicable Oasis and Whiting financial metrics to derive equity values. TPH then divided the resulting equity values by the number of fully-diluted shares outstanding for each of Oasis and Whiting to derive implied per share prices for each of Oasis common stock and Whiting common stock.

The multiples and yields applied to the metrics of Oasis ranged from (1) 3.25x to 4.00x for 2022E and 2023E EV/EBITDAX and (2) 16.0% to 20.0% for 2022E and 2023E FCF Yields. TPH’s application of such ranges of EV/EBITDAX multiples indicated the following implied reference ranges per share of Oasis common stock:

Oasis Forecasts
	Wall Street Consensus Estimates	NYMEX Strip Pricing	3-Year Average Price	Wall Street Consensus Pricing
Case 1	$113.82 – $163.51	$142.68 – $202.01	$97.76 – $134.09	$125.94 – $176.65
Case 2	$113.82 – $163.51	$126.37 – $192.18	$87.06 – $128.46	$111.97 – $168.28

TPH’s application of such ranges of FCF Yields indicated the following implied reference ranges per share of Oasis common stock:

Oasis Forecasts
	Wall Street Consensus Estimates	NYMEX Strip Pricing	3-Year Average Price	Wall Street Consensus Pricing
Case 1	$79.10 – $159.23	$132.86 – $216.99	$86.19 – $132.03	$113.21 – $186.76
Case 2	$79.10 – $159.23	$110.07 – $205.27	$68.53 – $123.66	$94.04 – $175.68

The multiples and yields applied to the metrics of Whiting ranged from (1) 3.00x to 3.75x for 2022E and 2023E EV/EBITDAX and (2) 18.0% to 22.0% for 2022E and 2023E FCF Yields. TPH’s application of such ranges of EV/EBITDAX multiples indicated the following implied reference ranges per share of Whiting common stock:

Whiting Forecasts
	Wall Street Consensus Estimates	NYMEX Strip Pricing	3-Year Average Price	Wall Street Consensus Pricing
Case 1	$66.56 – $93.41	$76.40 – $123.82	$57.56 – $78.01	$70.78 – $105.58
Case 2	$66.56 – $93.41	$74.57 – $111.43	$53.26 – $73.41	$68.12 – $93.01

TPH’s application of such ranges of FCF Yields indicated the following implied reference ranges per share of Whiting common stock:

Whiting Forecasts
	Wall Street Consensus Estimates	NYMEX Strip Pricing	3-Year Average Price	Wall Street Consensus Pricing
Case 1	$65.32 – $85.69	$75.70 – $122.38	$54.53 – $73.91	$69.18 – $101.73
Case 2	$65.32 – $85.69	$69.57 – $106.64	$56.61 – $71.78	$62.42 – $86.02

TPH used the implied reference ranges for EV/EBITDAX multiples above to calculate the following corresponding ranges of implied exchange ratios by dividing the low figure from the reference range of Whiting by the high figure of the corresponding reference range of Oasis, and the high figure from the reference range of Whiting by the low figure of the corresponding reference range of Oasis. TPH compared these implied exchange ratio ranges to the 0.5610x cash-adjusted exchange ratio, which gives effect to the cash merger consideration to be paid by Oasis and the Oasis special dividend (which we refer to in this section as the “Cash-Adjusted Exchange Ratio”):

Forecasts
	Wall Street Consensus Estimates	NYMEX Strip Pricing	3-Year Average Price	Wall Street Consensus Pricing
Case 1	0.4071x – 0.8206x	0.3782x – 0.8678x	0.4293x – 0.7979x	0.4007x – 0.8383x
Case 2	0.4071x – 0.8206x	0.3880x – 0.8818x	0.4146x – 0.8433x	0.4048x – 0.8307x

TPH used the implied reference ranges for FCF Yields above to calculate the following corresponding ranges of implied exchange ratios by dividing the low figure from the reference range of Whiting by the high figure of the corresponding reference range of Oasis, and the high figure from the reference range of Whiting by the low figure of the corresponding reference range of Oasis, and TPH compared these implied exchange ratio ranges to the Cash-Adjusted Exchange Ratio:

Forecasts
	Wall Street Consensus Estimates	NYMEX Strip Pricing	3-Year Average Price	Wall Street Consensus Pricing
Case 1	0.4102x – 1.0833x	0.3488x – 0.9211x	0.4130x – 0.8575x	0.3704x – 0.8986x
Case 2	0.4102x – 1.0833x	0.3389x – 0.9688x	0.4578x – 1.0473x	0.3553x – 0.9147x

Net Asset Value Analysis

TPH calculated the present value, as of January 1, 2022, of the future cash flows expected to be generated by each of Oasis’ and Whiting’s assets through the end of their economic lives, based on the estimates reflected in the databases underlying Case 1 and Case 2 for each of Oasis and Whiting. In performing this analysis, TPH applied discount rates to unlevered free cash flows ranging from 8.5% to 11.0% for each of Oasis and Whiting for both Case 1 and Case 2.

TPH calculated estimates of Oasis’ net asset value by adding (1) the present value of the cash flows generated by the estimated proved developed reserves and undeveloped hydrocarbon resources, plus (2) the after-tax value of Oasis’ limited partnership interest in CEQP in a hypothetical market disposition thereof (based on Oasis management guidance) and the present value of future estimated effects of hedging and receipt of contingent payments, minus (3) the present value of (a) certain midstream long-haul transport fees and minimum volume commitment shortfall payments, (b) future estimated effects of general and administrative expenses, (c) federal and state income taxes and (d) non-drilling and completion capital expenditures and minus (4) net debt as of December 31, 2021.

The net asset value analysis for Oasis indicated the following implied reference ranges per share of Oasis common stock:

	NYMEX Strip Pricing	3-Year Average Price	Wall Street Consensus Pricing
Case 1	$190.56 – $213.71	$115.38 – $127.56	$140.48 – $156.13
Case 2	$156.10 – $172.70	$93.70 – $101.81	$112.98 – $123.43

TPH calculated estimates of Whiting’s net asset value by adding (1) the present value of the cash flows generated by the estimated proved developed reserves and undeveloped hydrocarbon resources, plus (2) the present value of future estimated effects of hedging, minus (3) the present value of certain known liability payments, future estimated effects of general and administrative expenses, cash taxes and non-drilling and completion capital expenditures and minus (4) net debt as of December 31, 2021.

The net asset value analysis for Whiting indicated the following implied reference ranges per share of Whiting common stock:

	NYMEX Strip Pricing	3-Year Average Price	Wall Street Consensus Pricing
Case 1	$103.25 – $115.72	$63.82 – $71.53	$74.14 – $82.56
Case 2	$83.97 – $93.17	$53.05 – $58.51	$60.61 – $66.75

TPH used the implied reference ranges from its net asset value analysis above to calculate the following corresponding ranges of implied exchange ratios by dividing the low figure from the reference range of Whiting by the high figure of the corresponding reference range of Oasis, and the high figure from the reference range of Whiting by the low figure of the corresponding reference range of Oasis. This resulted in the following implied exchange ratio ranges, which TPH compared to the Cash-Adjusted Exchange Ratio:

	NYMEX Strip Pricing	3-Year Average Price	Wall Street Consensus Pricing
Case 1	0.4831x – 0.6073x	0.5003x – 0.6199x	0.4749x – 0.5877x
Case 2	0.4862x – 0.5968x	0.5211x – 0.6245x	0.4910x – 0.5908x

NAV Has/Gets Analysis

TPH conducted an analysis comparing the per share reference ranges of Oasis common stock on a standalone basis implied by the net asset value analysis described above under “—Net Asset Value Analysis” to the illustrative per share reference ranges of Oasis common stock held by an Oasis stockholder pro forma for the Company Merger implied by the net asset values of the pro forma combined business. TPH calculated the illustrative reference ranges of Oasis common stock held by an Oasis stockholder pro forma for the Company Merger by (1) adding the standalone net asset values of Oasis and Whiting based on the Forecasts, (2) adding the Oasis Expected Synergies, (3) subtracting the cash portion of the merger consideration payable to Whiting stockholders, and the Oasis special dividend payable to Oasis stockholders, in the Company Merger, (4) subtracting the sum of estimated transaction expenses and other items, (5) discounting the unlevered cash flows at ranges of 8.5% to 11.0%, (6) dividing the calculated value by the share count pro forma for the Company Merger and (7) adding the per-share Oasis special dividend payable to Oasis stockholders in the Company Merger.

The per share reference ranges of Oasis common stock on a standalone basis implied by the net asset value analysis described above under “—Net Asset Value Analysis” are as follows:

Forecasts
	NYMEX Strip Pricing	3-Year Average Price	Wall Street Consensus Pricing
Case 1	$190.56 – $213.71	$115.38 – $127.56	$140.48 – $156.13
Case 2	$156.10 – $172.70	$93.70 – $101.81	$112.98 – $123.43

The above per share reference ranges of Oasis common stock on a standalone basis were compared to the illustrative per share reference ranges of Oasis common stock pro forma for the Company Merger implied by the net asset values of the combined business, as follows:

Forecasts
	NYMEX Strip Pricing	3-Year Average Price	Wall Street Consensus Pricing
Case 1	$190.59 – $213.70	$119.04 – $132.61	$140.33 – $156.20
Case 2	$155.55 – $172.35	$97.81 – $107.19	$113.83 – $124.94

There can be no assurance, however, that the Oasis Expected Synergies, Transaction-related expenses and other impacts referred to above will not be substantially greater or less than those estimated by Oasis management as described above.

Summary of Additional Reference Data

In connection with conducting the analyses described above, TPH reviewed the following data, which were used for reference purposes only and were not used in TPH’s determination of the fairness, from a financial point of view, of the merger consideration to be paid by Oasis pursuant to the merger agreement, taking into account the Oasis special dividend.

Historical Exchange Ratios

TPH reviewed the historical trading prices for shares of Oasis common stock and Whiting common stock since January 2022 and analyzed the historical implied exchange ratio (by dividing the per share price of Whiting common stock by the per share price of Oasis common stock on a given date). The analysis indicated the following implied historical ratios:

Date or Period	Implied Exchange Ratio
March 4, 2022	0.5774x
5-day VWAP	0.5672x
10-day VWAP	0.5477x
1-Month VWAP	0.5326x
2-Month VWAP	0.5386x
52-Week Low	0.4719x
52-Week High	0.6300x

TPH compared each of the historical exchange ratios listed above with the Cash-Adjusted Exchange Ratio.

Equity Research Analysts’ Price Targets

TPH reviewed sell-side analyst price targets per share of Oasis common stock and Whiting common stock prepared and published by five equity research analysts prior to March 4, 2022, who covered both Oasis and Whiting. The range of undiscounted price targets for shares of Oasis common stock among such analysts was $138.00 per share to $193.00 per share, and the range of undiscounted price targets for shares of Whiting common stock among such analysts was $74.00 per share to $108.00 per share. Utilizing these ranges, TPH divided the low figure from the range of Whiting by the high figure of the corresponding range of Oasis, and the high figure from the range of Whiting by the low figure of the corresponding range of Oasis, to observe an implied exchange ratio range of 0.3834x to 0.7826x, as compared to the Cash-Adjusted Exchange Ratio. The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Oasis common stock or Whiting common stock and these estimates are subject to uncertainties, including the future financial performance of Oasis, Whiting and future financial market conditions.

General

TPH and its affiliates, including Perella Weinberg Partners, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions, as well as for estate, corporate and other purposes.

TPH and its affiliates also engage in securities trading and brokerage, equity research, asset management activities and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of Oasis, any of the other parties to the merger agreement and any of their respective affiliates and (ii) any currency or commodity that may be material to the parties to the merger agreement or otherwise involved in the Transaction and the other matters contemplated by the merger agreement.

In addition, TPH and its affiliates and certain of its employees, including members of the team performing services in connection with the Transaction, as well as certain asset management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Whiting, Oasis, other potential Transaction participants or their respective equityholders or affiliates.

TPH is an internationally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Oasis board selected TPH to act as its financial advisor in connection with the Transaction on the basis of TPH’s experience in transactions similar to the Transaction described in the merger agreement, its reputation in the investment community and its familiarity with Oasis and its business.

TPH acted as financial advisor to Oasis in connection with, and participated in certain negotiations leading to, the Transaction. TPH expects to receive fees for its services, a portion of which became payable upon the rendering of its opinion and the principal portion of which is contingent upon the consummation of the Transaction, and Oasis has agreed to reimburse certain of TPH’s expenses and indemnify TPH against certain liabilities arising out of its engagement. TPH may provide investment banking or other financial services to any of the parties to the merger agreement or their respective equityholders or affiliates in the future. In connection with such investment banking or other financial services, TPH may receive compensation.

The description set forth above constitutes a summary of the analyses employed and factors considered by TPH in rendering its opinion to the Oasis board. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

Pursuant to the terms of its engagement, TPH is entitled to receive up to $14.0 million in fees for its services (the “transaction fee”), comprised of (i) $12.0 million if the Transaction is consummated and (ii) up to $2.0 million payable in the sole discretion of Oasis if the Transaction is consummated. A fee of $2.0 million that was payable upon the delivery of the opinion described herein (regardless of the conclusion reached therein), together with certain fees associated with advisory services previously provided to Oasis by TPH, are creditable against the transaction fee. In the event the Transaction is not consummated and Oasis or any of its affiliates is paid a termination, breakup or other similar fee, Oasis has agreed to pay TPH a fee equal to 50.0% of the aggregate fees that TPH would have received if the Transaction had been consummated (taking into consideration the creditable amount described in the preceding sentence). In addition, Oasis has agreed to reimburse TPH for its reasonable, documented out-of-pocket expenses incurred in connection with the engagement, including the reasonable and reasonably documented fees and expenses of its outside legal counsel. Oasis also agreed to indemnify TPH, its affiliates and their respective officers, directors, partners, members, employees, consultants, agents and controlling persons for certain liabilities related to, arising out of or in connection with its rendering of services under its engagement or, if indemnification is not available for any reason, to contribute to the amounts paid or payable by such persons to the extent required to be paid in respect of such liabilities.

Opinion of Whiting’s Financial Advisor

Whiting has engaged Citi as its financial advisor in connection with the merger. In connection with Citi’s engagement, the Whiting board requested that Citi evaluate the fairness, from a financial point of view, of the merger consideration provided for pursuant to the merger agreement. On March 6, 2022, at a meeting of the Whiting board held to evaluate the merger, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated March 7, 2022, to the Whiting board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, the merger consideration provided for pursuant to the merger agreement was fair, from a financial point of view, to the holders of Whiting common stock.

The full text of Citi’s written opinion, dated March 7, 2022, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, is attached as Annex D to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/

prospectus by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Whiting board (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view and did not address any other terms, aspects or implications of the merger. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Whiting to effect or enter into the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Whiting or the effect of any other transaction which Whiting might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation as to how the Whiting board or any securityholder should vote or act on any matters relating to the merger or otherwise.

In arriving at its opinion, Citi:

•	reviewed a draft, dated March 7, 2022, of the merger agreement;

•

held discussions with certain senior officers, directors and other representatives and advisors of Whiting and certain senior officers and other representatives and advisors of Oasis concerning the businesses, operations and prospects of Whiting and Oasis;

•

examined certain publicly available and other business and financial information relating to Whiting and Oasis, as well as certain financial forecasts and other information and data relating to Whiting and Oasis which were provided to or discussed with Citi by the respective managements of Whiting and Oasis, including information relating to certain publicly available future commodity price estimates and assumptions reviewed and discussed with the management of Whiting and the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by such managements to result from the merger;

•

reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of Whiting common stock and Oasis common stock, the historical and projected earnings and other operating data of Whiting and Oasis, and the capitalization and financial condition of Whiting and Oasis;

•

analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations Citi considered relevant in evaluating those of Whiting and Oasis;

•

reviewed, for informational reference, certain potential pro forma financial effects of the merger relative to Whiting and Oasis each on a standalone basis utilizing the financial forecasts and other information and data relating to Whiting and Oasis and the potential cost savings, strategic implications and financial and operational benefits referred to above; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of Whiting and Oasis that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to Whiting and Oasis provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the respective managements of Whiting and Oasis that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Whiting and Oasis as to the future financial performance of Whiting and Oasis, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the merger and the other matters covered thereby. With respect to future commodity price estimates and assumptions that Citi was directed to utilize in their analyses, Citi assumed, with the consent of Whiting, that they were a reasonable and appropriate basis upon which to evaluate the matters covered thereby. Citi expressed no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data were based) provided to or otherwise reviewed by or discussed with Citi.

Citi relied upon the assessments of the managements of Whiting and Oasis, as the case may be, as to, among other things (i) the oil, natural gas and natural gas liquids reserves, and acquisition, drilling, completion, production and development activities and exploration projects, of Whiting and Oasis, and related expenditures and capital funding requirements for Oasis’ and Whiting’s operations, (ii) the potential impact on Whiting and Oasis of macroeconomic, geopolitical, market, competitive, seasonal, cyclical and other conditions, trends and developments and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil, natural gas and natural gas liquids industry, including with respect to the geographical regions and basins in which Whiting and Oasis operate, environmental regulations and commodity pricing and supply and demand for oil, natural gas and natural gas liquids, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Citi’s analyses or opinion, (iii) Whiting’s and Oasis’ respective existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees, customers, service providers, derivatives counterparties and other commercial relationships, and (iv) the ability to integrate the businesses and operations of Whiting and Oasis. Citi assumed, with Whiting’s consent, that there would be no developments with respect to any such matters that would have an adverse effect on Whiting, Oasis or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion.

Citi did not make and, except for certain reserve reports relating to Whiting and Oasis, Citi was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Whiting, Oasis or any other entity and Citi did not make any physical inspection of the properties or assets of Whiting, Oasis or any other entity. Citi did not conduct or provide geological, environmental or other technical assessments and are not experts in the evaluation of oil, natural gas liquids or natural gas reserves or properties, and Citi expressed no view or opinion as to reserve quantities, or the exploration, development or production (including, without limitation, as to the feasibility or timing thereof and associated expenditures), of any properties of Whiting, Oasis or any other entity. Citi did not evaluate the solvency or fair value of Whiting, Oasis or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Citi expressed no view or opinion as to the potential impact on Whiting, Oasis or any other entity of any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent or other orders or investigations.

Citi assumed, with Whiting’s consent, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Whiting, Oasis or the contemplated benefits of the merger. Citi also assumed, with Whiting’s consent, that the merger would be treated as a tax-free reorganization for federal income tax purposes. Citi’s opinion, as set forth therein, relates to the relative values of Whiting and Oasis (taking into account the cash consideration and Oasis special dividend to be paid by Oasis pursuant to the merger agreement). Citi did not express any opinion as to what the value of the Oasis common stock actually will be when issued pursuant to the merger or the price at which the Oasis common stock will trade at any time. Citi also did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the merger or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Whiting, Oasis or the merger (including the contemplated benefits thereof), and Citi relied, with Whiting’s consent, upon the assessments of representatives of Whiting as to such matters. Citi was not requested to, and Citi did not, solicit third party indications of interest in the possible acquisition of all or a part of Whiting, nor was Citi requested to consider, and its opinion did not address, the underlying business decision of Whiting to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Whiting or the effect of any other transaction in which

Whiting might engage. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration, or otherwise. Citi’s opinion did not address any terms (other than the merger consideration to the extent expressly specified in its opinion), aspects or implications of the merger, including, without limitation, the form or structure of the merger or any terms, aspects or implications of any voting and support agreements, registration rights agreement or other agreement, arrangement, or understanding to be entered into in connection with or contemplated by the merger or otherwise. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. Although subsequent developments may affect its opinion, Citi has no obligation to update, revise or reaffirm its opinion. As Whiting was aware, the credit, financial and stock markets, and the industry in which Whiting and Oasis operate, have experienced and may continue to experience volatility and Citi expressed no view or opinion as to any potential effects of such volatility on Whiting, Oasis or the merger (including the contemplated benefits thereof). The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Whiting and Oasis. No company or business reviewed is identical or directly comparable to Whiting or Oasis and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or businesses reviewed or the results from any particular analysis.

The estimates contained in Citi’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the merger. The type and amount of consideration payable in the merger was determined through negotiations between Whiting and Oasis and the decision of Whiting to enter into the merger agreement was solely that of the Whiting board. Citi’s opinion was only one of many factors considered by the Whiting board in its evaluation of the merger and should not be viewed as determinative of the views of the Whiting board or management of Whiting with respect to the merger or the merger consideration.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses reviewed with the Whiting board and performed by Citi in connection with Citi’s opinion, dated March 7, 2022. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may be different from those described and such differences may be material. For purposes of the financial analyses described below, (i) the term “EBITDAX” refers to earnings before interest, taxes, depreciation (and/or depletion), amortization and exploration expense, adjusted for, as applicable, certain non-recurring, non-cash and other items, (ii) the term “CFPS” refers to cash flow per share, (iii) the term “FCF” refers to free cash flow, (iv) the term “Oasis (E&P)” refers to the business of Oasis and excludes any effect, including distributions or market value as assessed by Citi, attributable to the Crestwood Units, and (v) the term “Oasis (consolidated)” refers to the business of Oasis, including the effect, including distributions and market value, attributable to the Crestwood Units. Approximate implied per share equity value reference ranges derived from the financial analyses described below were rounded to the nearest $0.05. Except as otherwise noted, financial data utilized for Whiting and Oasis in the financial analyses described below were based on certain financial forecasts and other information and data relating to Whiting and Oasis provided to or discussed with Citi by the management of Whiting, referred to in this section as the “Whiting forecasts” and the “Whiting-Oasis forecasts,” respectively.

In calculating implied exchange ratio reference ranges as reflected in the financial analyses described below, Citi took into account the cash consideration and Oasis special dividend to be paid by Oasis pursuant to the merger agreement by subtracting the cash consideration from the approximate implied per share equity value reference ranges derived for Whiting from such analyses, and subtracting the Oasis special dividend from the approximate implied per share equity value reference ranges derived for Oasis from such analyses. Citi then divided the resulting low-ends (or high-ends, as the case may be) of the adjusted approximate implied per share equity value reference ranges derived for Whiting from such analyses by the resulting high-ends (or low-ends, as the case may be) of the adjusted approximate implied per share equity value reference ranges derived for Oasis from such analyses in order to calculate the low-ends (or high-ends) of the implied exchange ratio reference ranges.

Selected Public Companies Analyses. Citi performed selected public companies analyses of Whiting and Oasis in which Citi reviewed certain financial and stock market information relating to Whiting, Oasis and the selected publicly traded companies listed below.

In its selected public companies analysis of Whiting and Oasis, Citi reviewed certain financial and stock market information relating to Whiting, Oasis and the following six selected publicly traded oil and gas exploration and production companies that Citi considered generally relevant for purposes of analysis, collectively referred to as the “selected companies:”

•	SM Energy Company

•	Callon Petroleum Company

•	Northern Oil and Gas, Inc.

•	Centennial Resource Development, Inc.

•	Laredo Petroleum, Inc.

•	Ranger Oil Corporation

Citi reviewed, among other information, enterprise values calculated as implied equity values based on closing stock prices on March 4, 2022 plus total debt and non-controlling interests (as applicable) and less cash, cash equivalents and investments in unconsolidated affiliates (as applicable), as a multiple of calendar year 2022 and calendar year 2023 estimated EBITDAX, closing stock prices (as of March 4, 2022) as a multiple of calendar year 2022 and calendar year 2023 estimated CFPS, and estimated FCF yield for each of calendar year 2022 and 2023. Financial data of Whiting, Oasis and the selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information.

The overall low to high and median of calendar years 2022 and 2023 estimated EBITDAX multiples, calendar years 2022 and 2023 estimated CFPS multiples and calendar years 2022 and 2023 estimated FCF yields observed for the selected companies were as follows:

•	calendar year 2022 estimated EBITDAX multiples: low of 3.1x to high of 4.4x (with a median of 4.0x);

•	calendar year 2023 estimated EBITDAX multiples: low of 2.6x to high of 4.4x (with a median of 3.8x);

•	calendar year 2022 estimated CFPS multiples: low of 1.9x to high of 3.7x (with a median of 2.7x);

•	calendar year 2023 estimated CFPS multiples: low of 1.5x to high of 3.8x (with a median of 2.7x);

•	calendar year 2022 estimated FCF yield: low of 12.4% to high of 19.9% (with a median of 17.2%); and

•	calendar year 2023 estimated FCF yield: low of 11.6% to high of 33.5% (with a median of 18.2%).

Whiting. Citi noted that the calendar year 2022 and calendar year 2023 estimated EBITDAX multiples observed for Whiting were 3.5x and 3.2x, respectively, the calendar year 2022 and calendar year 2023 estimated CFPS multiples observed for Whiting were 3.4x and 3.1x, respectively, and the calendar year 2022 and calendar year 2023 estimated FCF yields observed for Whiting were 18.4% and 20.7%, respectively, in each case based on publicly available Wall Street research analysts’ estimates. Citi then applied selected ranges of calendar year 2022 and calendar year 2023 estimated EBITDAX multiples of 3.6x to 4.4x and 3.4x to 4.2x, respectively, calendar year 2022 and calendar year 2023 estimated CFPS multiples of 2.5x to 3.0x and 2.4x to 2.9x, respectively, and calendar year 2022 and calendar year 2023 estimated FCF yields of 18.9% to 15.5% and 20.0% to 16.4%, respectively, to corresponding data of Whiting based on the Whiting forecasts utilizing publicly available Wall Street consensus commodity price estimates (referred to in this section as “Wall Street Consensus Pricing”). This analysis indicated approximate implied per share equity value reference ranges for Whiting based on calendar year 2022 and calendar year 2023 estimated EBITDAX multiples of $89.85 to $110.45 per share and $100.15 to $123.05 per share, respectively, approximate implied per share equity value reference ranges for Whiting based on calendar year 2022 and calendar year 2023 estimated CFPS multiples of $58.85 to $71.90 per share and $61.30 to $74.90 per share, respectively, and approximate implied per share equity value reference ranges for Whiting based on calendar year 2022 and calendar year 2023 estimated FCF yields of $77.15 to $94.30 per share and $87.50 to $106.95 per share, respectively.

Oasis. Citi noted that the calendar year 2022 and calendar year 2023 estimated EBITDAX multiples observed for Oasis (E&P) were 2.6x and 3.1x, respectively, and for Oasis (consolidated) were 3.2x and 3.6x, respectively, the calendar year 2022 and calendar year 2023 estimated CFPS multiples observed for Oasis (E&P) were 2.7x and 3.2x, respectively, and for Oasis (consolidated) were 3.3x and 3.8x, respectively, and the calendar year 2022 and calendar year 2023 estimated FCF yields for Oasis (E&P) were 24.0% and 16.2%, respectively, and for Oasis (consolidated) were 20.2% and 14.1%, respectively, in each case based on publicly available Wall Street research analysts’ estimates. Citi then applied selected ranges of calendar year 2022 and calendar year 2023 estimated EBITDAX multiples of 3.6x to 4.4x and 3.4x to 4.2x, respectively, calendar year 2022 and calendar year 2023 estimated CFPS multiples of 2.5x to 3.0x and 2.4x to 2.9x, respectively, and calendar year 2022 and calendar year 2023 estimated FCF yields of 18.9% to 15.5% and 20.0% to 16.4%, respectively, to corresponding data of Oasis (E&P) and Oasis (consolidated) based on the Whiting-Oasis forecasts utilizing Wall Street Consensus Pricing, and in the case of Oasis (E&P) adjusted to reflect the Crestwood Units at market value. Based on Oasis (E&P) data and as adjusted to reflect Crestwood Units at market value, this analysis indicated

approximate implied per share equity value reference ranges for Oasis based on calendar year 2022 and calendar year 2023 estimated EBITDAX multiples of $187.30 to $222.05 per share and $161.65 to $190.65 per share, respectively, approximate implied per share equity value reference ranges for Oasis based on calendar year 2022 and calendar year 2023 estimated CFPS multiples of $136.30 to $159.60 per share and $112.85 to $130.95 per share, respectively, and approximate implied per share equity value reference ranges for Oasis based on calendar year 2022 and calendar year 2023 estimated FCF yields of $181.80 to $215.25 per share and $132.05 to $154.45 per share, respectively. Based on Oasis (consolidated) data, this analysis indicated approximate implied per share equity value reference ranges for Oasis based on calendar year 2022 and calendar year 2023 estimated EBITDAX multiples of $150.50 to $187.40 per share and $124.30 to $155.40 per share, respectively, approximate implied per share equity value reference ranges for Oasis based on calendar year 2022 and calendar year 2023 estimated CFPS multiples of $109.90 to $134.30 per share and $86.35 to $105.55 per share, respectively, and approximate implied per share equity value reference ranges for Oasis based on calendar year 2022 and calendar year 2023 estimated FCF yields of $161.15 to $196.95 per share and $110.85 to $135.45 per share, respectively.

Utilizing the approximate implied per share equity value reference ranges for Whiting and Oasis, Citi took into account the cash consideration and Oasis special dividend to be paid by Oasis pursuant to the merger agreement by subtracting the cash consideration of $6.25 per share from the approximate implied per share reference ranges for Whiting and subtracting the Oasis special dividend of $15.00 per share from the approximate implied per share reference ranges for Oasis, and derived adjusted approximate implied per share equity value reference ranges taking into account the cash consideration and Oasis special dividend. Based on the adjusted approximate implied per share equity value reference ranges for Whiting and Oasis, Citi calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Ranges Based on Oasis (E&P) Data as Adjusted to Reflect Crestwood Units at Market Value						Exchange Ratio
CY2022E EBITDAX	CY2023E EBITDAX	CY2022E CFPS	CY2023E CFPS	CY2022E FCF Yield	CY2023E FCF Yield
0.4038x – 0.6048x	0.5346x – 0.7965x	0.3638x – 0.5412x	0.4748x – 0.7016x	0.3541x – 0.5279x	0.5826x – 0.8603x	0.5774x

Implied Exchange Ratio Reference Ranges Based on Oasis (Consolidated) Data						Exchange Ratio
CY2022E EBITDAX	CY2023E EBITDAX	CY2022E CFPS	CY2023E CFPS	CY2022E FCF Yield	CY2023E FCF Yield
0.4849x – 0.7690x	0.6688x – 1.0686x	0.4409x – 0.6918x	0.6080x – 0.9622x	0.3897x – 0.6025x	0.6746x – 1.0506x	0.5774x

Net Asset Value Analyses. Citi performed separate net asset value analyses of Whiting and Oasis as described below.

Whiting. In the net asset value analysis of Whiting, Citi derived an implied aggregate reference range for Whiting based on the Whiting forecasts, public filings and other publicly available information, as applicable, from (i) the net present values (as of January 31, 2022 and using a selected range of discount rates of 10.6% to 11.8%) of (a) the unlevered, pre-tax free cash flows that Whiting was forecasted to generate from Whiting’s proved developed reserves, drilled uncompleted reserves and undeveloped reserves, (b) estimated unlevered, pre-tax exploration expenses, non-drilling and completion capital expenditures, corporate expenses and net hedge, and other gains and losses, (c) cash taxes based on projected taxable income and including certain business tax carryforward deductions and (ii) Whiting’s estimated net debt as of January 31, 2022. For purposes of this analysis, stock-based compensation was treated as a cash expense and the utilization of net operating loss carryforwards expected by Whiting’s management during the forecast period was taken into account. This analysis was completed utilizing Wall Street Consensus Pricing and New York Mercantile Exchange strip pricing (referred to in this section as “NYMEX Strip Pricing”), and indicated an approximate implied per share equity value reference range for Whiting of $98.70 to $104.50 per share and $100.85 to $106.35 per share, respectively.

Oasis. In the net asset value analysis of Oasis, Citi derived an implied aggregate reference range for Oasis based on the Whiting-Oasis forecasts, public filings and other publicly available information, as applicable, from

(i) the net present values (as of January 31, 2022 and using a selected range of discount rates of 10.6% to 11.8%) of (a) the unlevered, pre-tax free cash flows that Oasis was forecasted to generate from Oasis’ proved developed producing reserves and currently undeveloped resources, (b) Oasis’ estimated unlevered, pre-tax non-drilling and completion capital expenditures, corporate expenses and net hedge and other gains and losses, (c) cash taxes based on Oasis E&P projected taxable income and (ii) (a) the market value of the Crestwood Units and (b) Oasis’ estimated net debt as of January 31, 2022. For purposes of this analysis, stock-based compensation was treated as a cash expense and the utilization of net operating loss carryforwards expected by Oasis’ management during the forecast period was taken into account. This analysis was completed utilizing Wall Street Consensus Pricing and NYMEX Strip Pricing, and indicated an approximate implied per share equity value reference range for Oasis of $198.15 to $209.05 per share and $199.30 to $209.30 per share, respectively.

Utilizing the approximate implied per share equity value reference ranges Whiting and Oasis, Citi took into account the cash consideration and Oasis special dividend to be paid by Oasis pursuant to the merger agreement by subtracting the cash consideration of $6.25 per share from the approximate implied per share reference ranges for Whiting and subtracting the Oasis special dividend of $15.00 per share from the approximate implied per share reference ranges for Oasis, and derived adjusted approximate implied per share equity value reference ranges taking into account the cash consideration and Oasis special dividend. Based on the adjusted approximate implied per share equity value reference ranges for Whiting and Oasis, Citi calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio, respectively:

Assumption	Implied Exchange Ratio Reference Ranges	Exchange Ratio
Wall Street Consensus Pricing	0.4764x – 0.5364x	0.5774x
NYMEX Strip Pricing	0.4869x – 0.5431x

Certain Additional Information

Citi also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:

•

historical closing prices of Whiting common stock and Oasis common stock during the 52-week period ended March 4, 2022, which indicated low and high closing prices of Whiting common stock of $31.77 per share and $83.43 per share, respectively, and low and high closing prices of Oasis common stock of $57.01 per share and $144.58 per share, respectively, and historical implied exchange ratios of Whiting common stock and Oasis common stock during such 52-week period based on observed closing prices of such common stock, adjusted for the cash consideration and Oasis special dividend as applicable, which indicated an approximate implied exchange ratio reference range of 0.4861x to 0.6820x;

•

publicly available Wall Street research analysts’ price targets for Whiting common stock and Oasis common stock, which indicated an overall low to high target stock price range for Whiting common stock of $74.00 to $108.00 per share and an overall low to high target stock price range for Oasis common stock of $138.00 to $193.00 per share, and the exchange ratios implied by publicly available stock price targets of Wall Street research analysts for Whiting common stock and Oasis common stock, adjusted for the cash consideration and Oasis special dividend as applicable, which indicated an approximate implied exchange ratio reference range of 0.3806x to 0.6167x;

•

the illustrative potential pro forma net asset value per share effect of the merger on Whiting common stock, which indicated, utilizing NYMEX Strip Pricing, at the high and low end of the discount ranges, an approximate implied pro forma equity value for Whiting of $110.69 and $116.68 per share, and $108.64 and $114.63 per share when reflecting illustrative net realizable value of the Crestwood Units, respectively, and, utilizing Wall Street Consensus Pricing, at the high and low end of the discount ranges, an approximate implied pro forma equity value for Whiting of $109.23 and $115.63 per share, and $107.18 and $113.58 per share when reflecting illustrative net realizable value of the Crestwood Units, respectively; and

•

the illustrative potential pro forma financial effect of the merger on Whiting’s second half of fiscal year 2022 through 2026 estimated cash flow per share and estimated free cash flow per share, based on the Whiting forecasts, the Whiting-Oasis forecasts and certain merger and pro forma assumptions, and taking into account potential synergies anticipated by the managements of Whiting and Oasis to result from the merger.

Miscellaneous

Whiting has agreed to pay Citi for its services in connection with the merger an aggregate fee of up to $16.5 million, of which $3.0 million was payable upon delivery of Citi’s opinion and the balance is payable contingent upon consummation of the merger. Whiting also agreed to pay Citi an additional fee of up to $3.5 million, with the amount to be determined in the sole discretion of Whiting, upon consummation of the merger. In addition, Whiting agreed to reimburse Citi for Citi’s expenses, including fees and expenses of counsel and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising from Citi’s engagement.

As the Whiting board was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Whiting and Oasis unrelated to the merger, for which services Citi and its affiliates have received and expect to receive compensation, including, during the approximately two-year period prior to the date of Citi’s opinion, with respect to Whiting, as a lender in connection with certain loans of Whiting, loan portfolio management lending and commodities services, and with respect to Oasis, as a lender in connection with certain loans of Oasis, M&A advisory services, having acted or acting as lead bookrunner and co-managing bookrunner for certain debt offerings, loan portfolio management and commodities services. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Whiting and Oasis for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Whiting, Oasis and their respective affiliates.

Whiting selected Citi to act as financial advisor in connection with the merger based on Citi’s reputation, experience and familiarity with Whiting, Oasis and their respective businesses. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Interests of Certain Whiting Directors and Executive Officers in the Merger

In considering the recommendations of the Whiting board, Whiting stockholders should be aware that Whiting’s executive officers have interests in the merger, including financial interests, which may be different from, or in addition to, the interests of the other Whiting stockholders generally.

The members of the Whiting board were aware of and considered these interests, among other matters, in evaluating the merger agreement, in approving the merger agreement and in determining to recommend that Whiting stockholders approve the proposals presented at the Whiting special meeting.

The following discussion sets forth certain of these interests in the merger of each person who has served as an executive officer or non-employee director of Oasis since January 1, 2021.

Treatment of Whiting Equity Awards in the Merger

The merger agreement provides that each Whiting RSU Award will be assumed by Oasis and converted into the right to receive a Converted RSU. Effective as of the Company Merger Effective Time, each Converted RSU will continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Whiting RSU Award immediately prior to the Company Merger Effective Time, except that (i) pursuant to the terms of the original award agreement, one-third of each Whiting RSU Award granted in September 2020 to a Whiting executive officer will vest immediately and be canceled in exchange for the right to receive the merger consideration for each share of Whiting common stock subject to such vested portion (with any remaining unvested portion to be assumed by Oasis and converted as described above), and (ii) each Whiting RSU Award held by a member of the Whiting board will vest in full immediately prior to the Company Merger Effective Time and will be canceled in exchange for the right to receive the merger consideration for each share of Whiting common stock subject to such award.

As of the Company Merger Effective Time, each Whiting PSU Award will be assumed by Oasis and converted into a Converted PSU Award. The number of shares of Whiting common stock subject to such Whiting PSU Award will be determined based on the greater of (i) the target number of performance stock units subject to such Whiting PSU Award and (ii) actual achievement of the performance criteria applicable to such Whiting PSU Award measured based on a truncated performance period that ends immediately prior to the Company Merger Effective Time. Each Converted PSU will otherwise continue to be governed by the same terms and conditions that were applicable to the corresponding Whiting PSU Award immediately prior to the Company Merger Effective Time (other than any performance-based vesting condition but including any continued service requirements).

The table below sets forth (i) the number of Whiting RSU Awards and Whiting PSU Awards, as applicable, that are unvested as of July 1, 2022, the assumed date of the merger solely for the purposes of this disclosure, for each executive officer of Whiting and each non-employee member of the Whiting board, and (ii) the estimated value of those awards (on a pre-tax basis). Such amounts have been calculated assuming the price of a share of Whiting’s common stock is $83.03, which represents the average closing price of a share of Whiting’s common stock over the first five business days following the first public announcement of the merger on March 7, 2022. The actual value realized with respect to any Whiting RSU Awards and Whiting PSU Awards cannot be determined with any certainty until the awards are settled.

	Number of Unvested Shares Subject to Whiting RSU Awards (#)(1)	Number of Unvested Shares Subject to Whiting PSU Awards at Target or Maximum Achievement (#)(2)	Total ($)
Whiting Executive Officer
Lynn A. Peterson	123,266	208,854	27,575,900
James P. Henderson	68,723	67,131	11,279,973
Charles J. Rimer	57,564	67,131	10,353,441
M. Scott Regan	20,379	40,701	5,071,439
Sirikka R. Lohoefener	5,776	10,001	1,309,966

(1)

Under the merger agreement, one-third of the Whiting RSU Awards granted to the executive officers in September 2020 will accelerate in connection with the merger and any remaining Converted RSUs subject to such awards will accelerate on any termination of employment within 18 months following the merger. Only Messrs. Peterson and Henderson hold Whiting RSU Awards that will be subject to such acceleration. All other Whiting RSU Awards (as converted to Converted RSUs) will accelerate upon the executive officer’s qualified termination of employment that occurs within one year following the merger. For purposes of this table, it is assumed that each Whiting executive officer’s employment will be terminated immediately following the merger.

(2)

Under the merger agreement, the number of Whiting PSU Awards (as converted to Converted PSUs) will performance vest at the greater of target and actual levels of performance based on a truncated performance period. Such Converted PSUs will accelerate and become fully vested upon the executive officer’s qualified termination of employment if such termination occurs following the closing. Because actual performance for the Whiting PSU Awards is not yet known, the values reported for the Whiting PSU Awards for purposes of this disclosure are based on Whiting’s best estimate of the level of performance most likely to be achieved, which for the Whiting PSU Awards based on absolute TSR granted in 2021 is maximum performance and for all other Whiting PSU Awards is target performance. For purposes of this table, it is assumed that the employment of all Whiting executive officers will terminate immediately following the merger.

	Number of Unvested Shares Subject to Whiting RSU Awards (#)(1)	Total ($)
Whiting Non-Employee Directors
Kevin S. McCarthy	1,987	$164,980
Janet L. Carrig	1,987	$164,980
Susan M. Cunningham	1,987	$164,980
Paul J. Korus	1,987	$164,980
Daniel J. Rice IV	1,987	$164,980
Anne Taylor	1,987	$164,980

(1)

Under the merger agreement, all Whiting RSU Awards granted to non-employee directors will accelerate and fully vest in connection with the merger. On April 13, 2022, the Whiting board approved the 2022 equity award grants to each member of the Whiting board in the form of a Whiting RSU Award with respect to a number of shares of Whiting common stock valued at $165,000, to be calculated based on the daily VWAP of shares of Whiting common stock for the ten trading days immediately prior to May 15, 2022, the effective date of the grant, rounding down to the nearest whole number. Because, as of the date of this filing, these grants have not yet become effective, we have determined the number of Whiting RSUs for purposes of this disclosure assuming the price of a share of Whiting’s common stock is $83.03, which represents the average closing price of a share of Whiting’s common stock over the first five business days following the first public announcement of the merger on March 7, 2022. The actual number of Whiting RSUs granted and the actual value of the Whiting RSUs on settlement cannot be determined with any certainty until the awards are granted or settled, as applicable.

Treatment of Whiting Director Compensation in the Merger

In connection with the closing, Whiting will cause the resignation of certain of its directors at the Company Merger Effective Time. In recognition of prior service and as compensation for forgone opportunities due to the non-continuing directors’ expectation to serve on the Whiting board for at least the remainder of the 2022 calendar year, that for the avoidance of doubt, will not be fulfilled, Whiting will pay such non-continuing directors the annual cash retainer that such non-continuing directors would have earned for their service on the Whiting board (but excluding any supplemental cash retainers or other fees earned for service as the Chairman of the Whiting board or for service on any committee of the Whiting board) for the third and fourth quarters of 2022. The foregoing annual cash retainers, in the amount of $20,000 for each of the third and fourth quarters of 2022 (i.e. $40,000 in total), will be paid to each of the non-continuing directors immediately prior to the closing.

Whiting Executive Officer Severance Arrangements

Each of Whiting’s executive officers, Lynn A. Peterson (President and Chief Executive Officer), James P. Henderson (Executive Vice President, Finance and Chief Financial Officer), Charles J. Rimer (Executive Vice President, Operations and Chief Operating Officer), M. Scott Regan (Vice President, Legal, General Counsel and Secretary), and Sirikka R. Lohoefener (Vice President, Accounting and Controller) (also referred to as “Named Executive Officers”), is party to an employment agreement with Whiting. The employment agreements each have an initial term of two years (one year, in the case of Mr. Regan and Ms. Lohoefener), with automatic one-year renewals thereafter. Under the terms of the employment agreements, the Whiting Named Executive Officers are eligible to receive severance benefits upon certain terminations of employment in connection with a “Change in Control” (as defined in the Whiting equity plan), as described immediately below. The merger will constitute a Change in Control for purposes of each Named Executive Officer’s employment agreement.

Pursuant to the terms of each Named Executive Officer’s employment agreement, as amended, in the event of a termination of the Named Executive Officer’s employment by Whiting without “Cause” (including due to non-renewal of the term) or by the Named Executive Officer for “Good Reason” (each, as defined in the applicable employment agreement and in each case, a “Qualifying Termination”) that occurs within three months prior to or 18 months following a Change in Control, then each Named Executive Officer is entitled to (i) payment of any earned but unpaid bonus from the prior year, (ii) continued health and welfare benefits (or reimbursement) for up to 18 months (24 months, in the case of Mr. Peterson) following the employment termination date, (iii) a prorated target annual bonus for the year in which the termination occurs (paid in a lump sum), (iv) in the case of Messrs. Peterson, Henderson and Rimer, (A) a payment equal to two times the sum of the executive’s annual base salary and target annual bonus, payable 50% in a lump sum and 50% in installments over a period of 12 months following such termination, and (B) in the case of Mr. Peterson only, an additional amount payable in the form of a Whiting RSU Award and equal in value to his annual base salary and target annual bonus, which will vest 60 days following the date of such termination, and with the shares deliverable in settlement thereof subject to transfer restrictions for a period of two years, (v) in the case of Mr. Regan, an amount equal to two times the sum of his base salary and target annual bonus, payable in a lump sum and (vi) in the case of Ms. Lohoefener, an amount equal to the sum of two times her annual base salary plus one times her target annual bonus payable in a lump sum seven months following her employment termination date.

Under the foregoing employment agreements, each Named Executive Officer is subject to the following restrictive covenants: (i) perpetual confidentiality, (ii) perpetual non-disparagement and (iii) non-competition and non-solicitation during employment and for two years following the employment termination (where such termination occurs following a Change in Control). The severance payments and benefits set forth above are contingent upon the Named Executive Officer executing a release of claims in favor of Whiting and continued compliance with the restrictive covenants.

In connection with the merger, on March 7, 2022, Oasis entered into an employment letter agreement (the “Peterson Letter Agreement”) with Mr. Peterson, to address his role and terms of employment with the combined company subject to and effective upon the closing.

Pursuant to the Peterson Letter Agreement, Mr. Peterson has agreed that, effective upon the closing, he will transition into the role of Executive Chairman of the new Oasis board and will be expected to serve in such role through December 31, 2023, or such earlier date as mutually agreed by Mr. Peterson and the Combined Company Board (such period, the “Peterson Term”). In that role, Mr. Peterson will be eligible to receive an annual base salary of $500,000. With respect to the period from January 1, 2022 to the closing, Mr. Peterson’s annual bonus will be calculated based on his target annual bonus in effect as of immediately prior to the closing, and will be payable based on the greater of target or actual performance through the closing. With respect to the period from the closing through December 31, 2022, Mr. Peterson’s annual bonus will be calculated based on a target equal to 100% of his post-closing salary, and will be payable at 150% of target, or such higher amount as determined in the new Oasis board’s discretion or based on updated performance metrics determined by the new Oasis board. Mr. Peterson will not be eligible to receive an annual bonus for the 2023 calendar year. In January 2023, subject to Mr. Peterson’s continued employment on the applicable date of grant, Mr. Peterson will receive an Oasis RSU Award with a grant date fair market value of $3,000,000, which shall fully vest on December 31, 2023 (subject to the terms of the applicable plan and award agreement), subject to his continued employment through the vesting date. Under the Peterson Letter Agreement, Mr. Peterson also acknowledged and agreed that, in connection with the changes to the terms and conditions of his employment pursuant to the Letter Agreement, he will not exercise his right to terminate employment for “Good Reason” pursuant to his existing employment agreement and equity incentive compensation awards with Whiting. However, upon the earlier of (i) the end of the Peterson Term and (ii) the termination of Mr. Peterson’s employment without “Cause”, for “Good Reason” (due to actions by the combined company following the closing and not contemplated by the Peterson Letter Agreement), due to death or disability or by mutual agreement, Mr. Peterson will be entitled to receive (x) the severance payments and benefits provided by his existing employment agreement with Whiting (based on his base salary and target annual bonus as in effect immediately prior to the closing and with such other appropriate adjustments as necessary to reflect the consummation of the merger) and (y) full accelerated vesting of any unvested and outstanding equity awards (including the Oasis RSU Award described above), with performance being deemed achieved at the greater of “target” or actual performance for awards that vest based on the achievement of specified performance metrics. Such payments and benefits will be subject to Mr. Peterson’s continued compliance with any post-employment obligations and his execution of a release of claims in favor of the combined company.

In addition to the terms described above, on April 13, 2022, as permitted by the merger agreement, the Whiting board approved an addendum to Mr. Rimer’s employment agreement to provide that he (i) will waive his “good reason” rights that could otherwise be triggered upon consummation of the merger, and (ii) that on the earlier of (A) December 31, 2023, (B) a date mutually agreed with Oasis, and (C) the date Mr. Rimer’s employment is terminated by Oasis without Cause or due to Mr. Rimer’s death or disability or his resignation for Good Reason, Mr. Rimer’s employment will terminate and Oasis will pay to Mr. Rimer the severance payments and benefits described above, and also accelerate the vesting of any of Mr. Rimer’s then-outstanding equity awards.

On April 13, 2022, as permitted by the merger agreement, the Whiting board also approved an addendum to the employment agreements with each of Mr. Henderson, Mr. Regan and Mr. Lohoefener that provides (A) for any protected period with respect to enhanced severance and equity award acceleration following a Change in Control (as defined in the Whiting Equity Plan) to be extended until the date 18 months following the closing and to include payment of such enhanced severance and equity acceleration upon a termination due to death or disability, and (B) that from the closing until December 31, 2023, any deadline to provide notice of an event constituting Good Reason will be extended from 30 days to the later of December 31, 2022 or the date that is three months following the initial occurrence of the event constituting good reason, and that following December 31, 2023, any such deadline will revert to 30 days.

For an estimate of the amounts that would be payable to each of Whiting’s Named Executive Officers pursuant to their employment agreements assuming a qualifying termination of employment immediately following the merger, please see the section entitled “Quantification of Potential Payments and Benefits to Whiting’s Named Executive Officers in Connection with the Merger” below.

Whiting Transaction Bonus Arrangements

Pursuant to the merger agreement, Whiting may establish a cash-based retention program in an aggregate amount of $2,500,000 to promote retention and incentivize efforts to consummate the closing. Such bonus grants, which may be made to key employees selected by the Whiting board including the Named Executive Officers, would vest and become payable 100% at closing, subject to the eligible recipient’s continued employment with Whiting or its subsidiaries through such date and adherence to restrictive covenants contained in the eligible participant’s employment agreement or any other agreement or arrangement with Whiting. As of the date hereof, Whiting has not committed to pay any amounts under such cash-based retention program to any of the Named Executives Officers.

Whiting Special Equity Award Grants

Whiting may grant special equity compensation awards to individuals at the Vice President level and below (which may include Mr. Regan and Ms. Lohoefener), which would be in the form of Whiting RSU Awards that would vest in full on the first anniversary of the date of grant, but with otherwise substantially similar terms (including vesting and acceleration terms) as are applicable to other Whiting RSU Awards granted to similarly situated Whiting employees in 2022. As of the date hereof, neither Mr. Regan nor Ms. Lohoefener has been granted such an award.

Under the merger agreement, Whiting may continue to pay members of the Whiting board their annual fees, retainers, equity compensation grants, reimbursements and stipends, in each case, without proration, and may make new equity compensation grants in connection with its 2022 annual meeting of stockholders (or, if no such meeting is to be held, to be made on or around May 15, 2022), not to exceed $250,000 per individual.

On April 13, 2022, the Whiting board approved the 2022 equity awards grant to each member of the Whiting board in the form of a Whiting RSU Award with respect to shares of Whiting common stock valued at $165,000, to be calculated based on the daily VWAP of shares of Whiting common stock for the ten trading days immediately prior to May 15, 2022, the effective date of the grant. These Whiting RSU Awards vest in full on the earlier to occur of (i) the first anniversary of the grant date and (ii) a “change in control,” in each case, subject to the recipient’s continued service on the Whiting board through the vesting date.

As of the date hereof, Whiting has not committed to grant the foregoing special equity awards to any individual at the Vice President level. In addition, as of the date hereof, Whiting and Oasis have not agreed to the terms of the post-closing compensation that will apply to members of the Whiting board who will continue to serve on the board of directors of the surviving entity.

Whiting Annual Bonuses

Under the merger agreement, in respect of Whiting’s annual bonus plan for the calendar year 2022 performance period, annual bonuses will be calculated as follows (including for the Named Executive Officers): (i) with respect to the portion of the performance period prior to closing, the payout of any cash bonuses will be calculated based on the greater of target or actual performance (as determined by the Whiting board immediately prior to closing), and (ii) with respect to the period from closing until December 31, 2022, any cash bonuses will be paid at 150% of target (or such greater amount as determined by the Oasis Board), with the cash bonuses for the 2022 performance period being paid in the ordinary course consistent with Whiting’s past practice, subject to earlier payment for participants who experience an earlier severance-eligible termination.

Quantification of Potential Payments and Benefits to Whiting’s Named Executive Officers in Connection with the Merger

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Whiting’s Named Executive Officers that is based on or otherwise relates to the merger and that will or may become payable to Whiting’s Named Executive Officers at the consummation of the merger or upon a qualifying termination of employment that occurs within three months preceding or 18 months following the consummation of the merger, assuming (i) the closing occurs on July 1, 2022, (ii) each of the Whiting Named Executive Officers experiences a qualifying termination on such date, (iii) the Whiting Named Executive Officers’ respective base salaries and target annual bonuses remain unchanged from those that were in effect as of the date of this filing, (iv) Whiting RSU Awards and Whiting PSU Awards held by the Named Executive Officers that are outstanding as of the date hereof do not otherwise vest prior to the completion of the merger, (v) for purposes of determining the value of Whiting RSU Awards and Whiting PSU Awards, the value of a share of Whiting common stock is equal to $83.03, (vi) Whiting PSU Awards granted in 2021 will performance vest at maximum performance and all other Whiting PSU Awards will performance vest at target performance, (vii) no Whiting Named Executive Officer receives any additional equity grants prior to completion of the merger and (viii) each Whiting Named Executive Officer has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the payments and benefits described below. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the individuals below may materially differ from the amounts set forth below.

The payments described in the table below are made pursuant to the arrangements described above in the section entitled “Interests of Certain Whiting Directors and Executive Officers in the Merger.”

Whiting Named Executive Officer	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Lynn A. Peterson (President and Chief Executive Officer)	$3,325,000	$29,045,900	$5,153	$32,376,053
James P. Henderson (Executive Vice President Finance and Chief Financial Officer)	$1,912,500	$11,279,973	$54,475	$13,246,948
Charles J. Rimer (Executive Vice President Operations and Chief Operating Officer)	$1,912,500	$10,353,441	$54,475	$13,320,416
M. Scott Regan (Vice President, Legal, General Counsel and Secretary)	$1,600,000	$5,071,439	$58,997	$6,730,436
Sirikka R. Lohoefener (Vice President, Accounting and Controller)	$852,600	$1,309,966	$58,970	$2,221,536

(1)

Amounts shown reflect the severance payments provided under each Whiting Named Executive Officer’s employment agreements as described above in the section entitled “— Whiting Executive Officer Severance Arrangements.” The amounts included in this column are considered to be “double-trigger” payments, which means that both a change in control of Whiting, such as the Company Merger, and a qualifying termination of employment must occur prior to any payment being provided to the applicable Whiting Named Executive Officer. As described above in the section entitled “—Whiting Executive Officer Severance Arrangements,” each Named Executive Officer will receive cash payments that consist of (i) a payment of any earned but unpaid bonus from the prior year, (ii) a prorated target annual bonus for the year in which the termination occurs and (iii) two times the sum of annual base salary and target annual bonus (in the case of Messrs. Peterson, Henderson, Rimer and Regan) or the sum of two times annual base salary and one times target annual bonus (in the case of Ms. Lohoefener)).

(2)

Amounts shown reflect (i) the sum of the potential value that each Named Executive Officer could receive in connection with accelerated vesting and settlement of Whiting RSU Awards and Whiting PSU Awards, as more fully described above under “—Treatment of Whiting Equity Awards in the Merger,” and (ii) in the case of Mr. Peterson, the value of a Whiting RSU Award to be granted to him upon a qualifying termination of employment following a change in control, as described above in the section entitled “—Whiting Executive Officer Severance Arrangements.” Such Whiting RSU Award to be granted to Mr. Peterson would be equal in value to Mr. Peterson’s annual base salary and target annual bonus and would vest 60 days following the date of such termination, with the shares delivered in settlement thereof subject to transfer restrictions for a period of two years. The merger agreement provides for the conversion of Whiting PSU Awards based on the greater of target or actual performance. Because the actual performance for the Whiting PSU Awards is not yet known, the values reported for the Whiting PSU Awards for purposes of this disclosure are based on Whiting’s best estimate of the level of performance most likely to be achieved, which for the Whiting PSU Awards based on absolute TSR granted in 2021 is maximum performance and for all other Whiting PSU Awards is target performance. The number of shares of Whiting common stock deliverable with respect to each Whiting PSU Award that is outstanding immediately prior to the Company Merger Effective Time may vest at up to 200% of the shares covered by the award. The performance condition results for the Whiting PSU Awards will be measured based on a truncated performance period that ends immediately prior to the Company Merger Effective Time. Consequently, the amounts received by the Named Executive Officers could differ from the amounts shown below. The amounts in this column attributable to Whiting RSU Awards (other than one-third of the Whiting RSU Awards granted to Messrs. Peterson and Henderson in September 2020) and Whiting PSU Awards are considered to be “double-trigger,” which means that both a change in control of Whiting, such as the merger, and a qualifying termination of employment must occur prior to any payment being provided to the Whiting Named Executive Officer. The estimated amount of each such payment is set forth in the table below.

Whiting Named Executive Officer	Whiting RSU Awards (Single Trigger) (#)	Whiting RSU Awards (Double Trigger) (#)	Whiting PSU Awards (Based on Target or Maximum Achievement) (Double Trigger) (#)	Total (#)
Lynn A. Peterson	10,738	130,232	208,854	349,824
James P. Henderson	6,143	62,580	67,131	135,854
Charles J. Rimer	—	57,564	67,131	124,695
M. Scott Regan	—	20,379	40,701	61,080
Sirikka R. Lohoefener	—	5,776	10,001	15,777

(3)

Amounts shown reflect the total estimated value of health and welfare coverage (which include medical, dental and vision coverage) paid by (or reimbursed by) Whiting that are the same or an equivalent amount the Named Executive Officer received prior to the termination of employment. Each Named Executive Officer will receive COBRA coverage for 18 months (or 24 months, in the case of Mr. Peterson) following a qualifying termination that occurs within three months prior to or 18 months following a Change in Control.

Interests of Certain Oasis Directors and Executive Officers in the Merger

In considering the recommendation of the Oasis board that you vote “FOR” the Oasis stock issuance proposal and “FOR” the Oasis charter amendment proposal, you should be aware that Oasis’ directors and executive officers have interests in the merger that may be different from, or in addition to, those of Oasis stockholders generally. The Oasis board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the Oasis stock issuance proposal and the Oasis charter amendment proposal.

The following discussion sets forth certain of these interests in the merger of each person who has served as an executive officer or non-employee director of Oasis since January 1, 2021.

Treatment of Oasis Equity Awards in the Merger

Oasis equity-based awards that are outstanding at the Company Merger Effective Time will be treated in accordance with the terms of the Oasis Equity Plan and the applicable award agreements thereunder, as described below. The merger will constitute a “change in control” under the Oasis Equity Plan and all applicable award agreements thereunder.

Oasis Restricted Stock Awards

Each outstanding restricted stock award granted pursuant to the Oasis Equity Plan will become fully vested upon a “change in control.” The merger will constitute a “change in control” under the Oasis Equity Plan. Currently, no executive officer holds any outstanding shares of restricted stock. The following sets forth the aggregate number of restricted shares held by Oasis’ non-employee directors as of an assumed closing date of July 1, 2022. The estimated value of the restricted stock awards have been calculated assuming the price of a share of Oasis common stock is $146.83, which represents the average closing price of a share of Oasis common stock over the first five business days following the first public announcement of the merger on March 7, 2022.

Name	Number of Oasis Restricted Shares	Total ($)
Douglas E. Brooks(1)	10,334	$1,517,341
Samantha Holroyd	10,334	$1,517,341
John Jacobi	10,334	$1,517,341
John Lancaster	10,334	$1,517,341
Robert McNally	10,334	$1,517,341
Cynthia Walker	10,334	$1,517,341
Marguerite Woung-Chapman	2,916	$428,156

(1)

Mr. Brooks served as the Chief Executive Officer of Oasis until April 13, 2021. Effective as of such date, Mr. Brooks ceased to serve as an employee of Oasis and continued to serve as the Chair of the Oasis board.

Oasis Restricted Stock Unit Awards

Each outstanding Oasis RSU Award will remain outstanding following the merger. Pursuant to the terms of the Oasis Equity Plan and the applicable award agreements thereunder, if an executive officer’s employment with Oasis is terminated prior to the end of the applicable vesting period, (i) by Oasis without “cause,” (ii) by reason of Oasis’ non-renewal of the executive officer’s employment agreement, (iii) by the executive officer for “good reason” or (iv) by reason of the executive officer’s death, in each case, within 18 months following a change in control, then all outstanding Oasis RSU Awards will become fully vested as of such termination of employment.

For purposes of the Oasis Equity Plan and the executive officers’ awards thereunder, including the Oasis RSU Awards, the following terms are generally defined as follows:

•	“Cause” means a determination that an executive officer has (i) been convicted of a misdemeanor involving moral turpitude or a felony, (ii) engaged in grossly negligent or willful misconduct in the performance of the executive officer’s duties, including his breach of any lawful directive of the Oasis board (or, for executive officers other than Mr. Brown, the Chief Executive Officer of Oasis), which has a material detrimental effect on Oasis, (iii) materially breached a material provision of his employment agreement or any written code of conduct or other similar Oasis policy, (iv) engaged in conduct that is materially injurious to Oasis (including, without limitation, misuse or misappropriation of Oasis’ funds or other property) or (v) committed an act of fraud.

•

“Good reason” means any of the following actions taken without the prior consent of an executive officer: (i) a material reduction in the executive officer’s base salary or target performance bonus percentage, (ii) the failure by Oasis to continue to provide the executive officer with the opportunity to participate in any material equity incentive compensation plan in which the executive officer was participating as of the effective date of the executive officer’s employment agreement (or any successor plan thereto), (iii) a material diminution in the executive officer’s authority, status, title, position, duties or responsibilities, (iv) the assignment to the executive officer of any duties or responsibilities that are materially inconsistent with his status, title, position or responsibilities as set forth in the executive officer’s employment agreement, (v) a requirement that the executive officer relocate to a principal place of employment that is more than 50 miles from the location where the executive officer normally performed services immediately before the relocation, (vi) a requirement that the executive officer report to an officer or employee other than the Chief Executive Officer of Oasis (or, for Mr. Brown, any officer or employee instead of the Oasis board), (vii) any other action or inaction that constitutes a material breach by Oasis of the executive officer’s employment agreement or (viii) for Mr. Brown, the failure by the Oasis board to nominate him for reelection as a director in connection with any meeting of Oasis’ stockholders at which his term is scheduled to expire.

The merger will constitute a “change in control” under the Oasis Equity Plan. For the quantification of the value of the accelerated vesting described above that would be triggered in the event of an Oasis named executive officer’s qualifying termination of employment within 18 months following the merger, see the “Equity” column of the table below under “—Quantification of Payments and Benefits to Oasis’ Named Executive Officers.”

Currently, no non-employee director holds any outstanding Oasis RSU Awards. The following sets forth the aggregate number of shares of Oasis common stock subject to Oasis RSU Awards held by Oasis’ executive officers as of an assumed closing date of July 1, 2022. The estimated value of Oasis RSU Awards have been calculated assuming the price of a share of Oasis common stock is $146.83, which represents the average closing price of a share of Oasis common stock over the first five business days following the first public announcement of the merger on March 7, 2022.

Name	Number of Shares Subject to Outstanding Oasis RSU Awards	Total ($)
Douglas E. Brooks(1)	—	—
Daniel E. Brown	32,981	$4,842,600
Taylor L. Reid	22,203	$3,260,066
Michael H. Lou	20,724	$3,042,905
Nickolas J. Lorentzatos	12,582	$1,847,415

(1)

Mr. Brooks served as the Chief Executive Officer of Oasis until April 13, 2021. Effective as of such date, Mr. Brooks ceased to serve as an employee of Oasis and continued to serve as the Chair of the Oasis board.

Oasis Performance Share Units

Pursuant to the terms of the Oasis Equity Plan and the applicable award agreements thereunder, if a “change in control” occurs prior to the end of a performance period for each outstanding Oasis LSU Award and Oasis PSU Award, in each case, granted pursuant to the Oasis Equity Plan, then performance will be measured based on the change in control price as of the date of the change in control to determine the number of Oasis PSU Awards or Oasis LSU Awards earned. Such earned Oasis PSU Awards or Oasis LSU Awards will convert into time-based awards as of the date of the change in control and will remain outstanding and eligible to vest at the end of the applicable performance period. In addition, for Mr. Brown, if the change in control occurs on or before June 22, 2022, performance will be measured based on the greater of (i) the change in control price and (ii) 100% of target payout, in order to determine the number of earned Oasis PSU Awards or Oasis LSU Awards (which would convert into time-based awards as of the date of the change in control and remain outstanding and eligible to vest at the end of the applicable performance period).

If the executive officer’s employment with Oasis is terminated prior to the end of the Oasis PSU Award or Oasis LSU Award performance period, as applicable, (i) by Oasis without “cause,” (ii) by reason of Oasis’ non-renewal of the executive officer’s employment agreement, (iii) by the executive officer for “good reason” or (iv) by reason of the executive officer’s death, in each case, within 18 months following a change in control, then the number of earned Oasis PSU Awards or Oasis LSU Awards determined as of the date of the change in control will fully vest as of the date of such termination (i.e., without the need for the executive officer to remain employed through the end of the applicable performance period).

“Cause” and “good reason” generally have the meanings set forth above under “—Oasis Restricted Stock Unit Awards” for purposes of the Oasis PSU Awards and Oasis LSU Awards. The merger will constitute a “change in control” under the Oasis Equity Plan. For the quantification of the value of the accelerated vesting described above that would be triggered in the event of an Oasis named executive officer’s qualifying termination of employment within 18 months following the merger, see the “Equity” column of the table below under “—Quantification of Payments and Benefits to Oasis’ Named Executive Officers.”

Currently, no non-employee director holds any outstanding Oasis PSU Award or Oasis LSU Award. The following sets forth the aggregate target number of shares of Oasis common stock subject to Oasis PSU Awards and Oasis LSU Awards held by Oasis’ executive officers as of an assumed closing date of July 1, 2022. The estimated value of Oasis PSU Awards and Oasis LSU Awards have been calculated assuming the price of a share of Oasis common stock is $146.83, which represents the average closing price of a share of Oasis common stock over the first five business days following the first public announcement of the merger on March 7, 2022.

Name	Target Number of Shares Subject to Outstanding Oasis LSU Awards	Target Number of Shares Subject to Outstanding Oasis PSU Awards	Total ($)
Douglas E. Brooks(1)	—	—	—
Daniel E. Brown	74,584	43,980	$17,408,752
Taylor L. Reid	46,856	29,604	$11,226,622
Michael H. Lou	43,728	27,632	$10,477,789
Nickolas J. Lorentzatos	26,552	16,776	$6,361,850

(1)

Mr. Brooks served as the Chief Executive Officer of Oasis until April 13, 2021. Effective as of such date, Mr. Brooks ceased to serve as an employee of Oasis and continued to serve as the Chair of the Oasis board.

Treatment of Oasis Director Compensation in the Merger

In connection with the closing, Oasis will cause the resignation of certain of its directors at the Company Merger Effective Time. In recognition of prior service and as compensation for forgone opportunities due to the non-continuing directors’ expectation to serve on the Oasis board for at least the remainder of the 2022 calendar year, that for the avoidance of doubt, will not be fulfilled, Oasis will pay such non-continuing directors the annual cash retainer that such non-continuing directors would have earned for their service on the Oasis board (but excluding any supplemental cash retainers or other fees earned for service as the Chairman or Lead

Independent Director of the Oasis board or for service on any committee of the Oasis board) for the third and fourth quarters of 2022. The foregoing annual cash retainers, in the amount of $21,250 for both the third and fourth quarters of 2022 (i.e. $42,500 in total), will be paid to each of the non-continuing directors immediately prior to the closing.

Potential Severance Payments and Benefits in Connection with the Merger

Executive Employment Agreements

Each of Oasis’ executive officers, other than Mr. Brooks, who currently serves as Chair of the Oasis board, has entered into an employment agreement with Oasis.

Pursuant to the executive officers’ employment agreements, if within 18 months following a “change in control,” an executive officer is terminated by Oasis without “cause” (as defined in the employment agreement and described below) or by the executive officer for “good reason” (as defined in the employment agreement and described below), the executive officer will be entitled to: (i) payment of (a) his accrued and unpaid base salary, (b) any unpaid annual performance bonus earned for the prior calendar year, (c) unreimbursed eligible business expenses and (d) any employee benefits due pursuant to their terms, (ii) a pro-rata portion of the annual performance bonus for the calendar year of the termination of employment, based on actual performance and payable at the time such bonuses are paid to other executive officers, (iii) payment in equal installments, in accordance with normal payroll practices, over the two year period following the executive officer’s termination of employment (subject to certain limitations under Section 409A of the Code), of an aggregate amount equal to two times (or two and one half times for Messrs. Brown and Reid) the sum of (x) the executive officer’s base salary and (y) the executive officer’s target annual bonus for the calendar year in which the termination of employment occurs and (iv) reimbursement of COBRA premiums, if the executive officer elects and remains eligible for COBRA, for up to 18 months following the termination of employment.

For purposes of the executive officers’ employment agreements, “cause” and “good reason” generally have the definitions set forth above under “—Oasis Restricted Stock Unit Awards.”

The merger will constitute a “change in control” under the executive officers’ employment agreements. For the quantification of the value of the severance payments and benefits described above that would be payable to Oasis’ named executive officers in the event of a qualifying termination within 18 months following the merger, see the “Cash” and “Benefits” columns of the table below under “—Quantification of Payments and Benefits to Oasis’ Named Executive Officers.”

Oasis Annual Bonuses

Under the merger agreement, in respect of Oasis’ annual bonus plan for the calendar year 2022 performance period, annual bonuses will be calculated as follows (including for the named executive officers): (i) with respect to the portion of the performance period prior to closing, the payout of any cash bonuses will be calculated based on the greater of target or actual performance (as determined by the Oasis board immediately prior to closing), and (ii) with respect to the period from closing until December 31, 2022, any cash bonuses will be paid at 150% of target (or such greater amount as determined by the Oasis board), with the cash bonuses for the 2022 performance period being paid in the ordinary course consistent with Oasis’ past practice, subject to earlier payment for participants who experience an earlier severance-eligible termination.

Quantification of Payments and Benefits to Oasis’ Named Executive Officers

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the merger that Oasis’ named executive officers could receive in connection with the merger. Such amounts have been calculated assuming that (i) the closing occurs on July 1, 2022, (ii) the closing price of a share of Oasis common stock at the Company Merger Effective Time is $146.83 (which represents the average closing price of a share of Oasis common stock over the first five business days following the first public announcement of the merger), (iii) each of Oasis’ named executive officers is terminated by Oasis without cause or resigns for good reason immediately following the Company Merger Effective Time, (iv) the outstanding Oasis PSU Awards and Oasis LSU Awards will accelerate and vest based on maximum performance (300% for the Oasis LSU Awards and 150% for the Oasis PSU Awards), (v) the amount of annual cash compensation for each of Oasis’ named executive officers will remain unchanged from the amount determined as of the date hereof, (vi) none of Oasis’ named executive officers receives any additional equity-based awards following the date hereof, and (vii) each of Oasis’ named executive officers has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive such payments and benefits. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of Oasis’ named executive officers may materially differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash(2)	Equity(3)	Perquisites/ Benefits(4)	Total(5)
Douglas E. Brooks(1)	$—	$1,517,341	$—	$1,517,341
Daniel E. Brown	$3,300,000	$47,382,481	$34,968	$50,717,449
Taylor L. Reid	$2,750,000	$30,419,799	$38,143	$33,207,942
Michael H. Lou	$2,025,000	$28,390,461	$38,143	$30,453,605
Nickolas J. Lorentzatos	$1,640,000	$17,238,136	$38,143	$18,916,279

(1)

Mr. Brooks served as the Chief Executive Officer of Oasis until April 13, 2021. Effective as of such date, Mr. Brooks ceased to serve as an employee of Oasis and continued to serve as the Chair of the Oasis board. Mr. Brooks is not party to an employment agreement with Oasis.

(2)

Amounts shown reflect cash severance payments under the named executive officers’ employment agreements, which consist of (i) a cash payment equal to two (or two and one half for Messrs. Brown and Reid) times the sum of (x) the named executive officer’s base salary and (y) the named executive officer’s target annual bonus, and (ii) a pro-rata portion of the named executive officer’s bonus for the year in which the termination occurs, based on actual performance achieved, which has been presumed to be target performance for purposes of this table). The cash severance payments pursuant to the named executive officers’ employment agreements are considered to be “double-trigger” payments, which means that both a change in control, such as the merger, and another event (i.e., a named executive officer’s termination without cause or resignation for good reason) must occur prior to such payments being provided to the named executive officer.

(3)

Amounts shown for Mr. Brooks reflect the potential value that he could receive in connection with the accelerated vesting and settlement of all outstanding restricted shares. This benefit is considered to be “single trigger” for Mr. Brooks, which means that only a change in control, such as the merger, must occur prior to such accelerated vesting being provided. Amount shown for each of the named executive officers other than Mr. Brooks reflect the sum of the potential value that each named executive officer could receive in connection with the accelerated vesting and settlement of all outstanding Oasis RSU Awards, Oasis PSU Awards and Oasis LSU Awards. This benefit is considered to be “double-trigger” for each of the named executive officers other than Mr. Brooks, which means that both a change in control, such as the merger, and another event (i.e., a named executive officer’s termination without cause or resignation for good reason) must occur prior to such accelerated vesting being provided to the named executive officer.

(4)

Amounts shown reflect the value of the reimbursement of COBRA premiums for the maximum period of 18 months under the named executive officers’ employment agreements. This benefit is considered to be a “double-trigger” benefit, which means that both a change in control, such as the merger, and another event (i.e., a named executive officer’s termination without cause or resignation for good reason) must occur prior to such payments being provided to the named executive officer.

(5)

The aggregate total amount of compensation payable in connection with the triggering events has not been reduced to reflect any cut back in benefits or payments that would be made in connection with a change in control pursuant to the terms of the named executive officers’ employment agreements. The named executive officers’ employment agreements provide that golden parachute payments will be paid in full or reduced to fall within the safe harbor amount provided under Section 280G of the Code, whichever will provide a better net after-tax position for a named executive officer. For purposes of this disclosure, the maximum amount potentially payable to each named executive officer in connection with the merger is reflected even though such maximum amounts could be reduced pursuant to the cutback language included in the employment agreement with each named executive officer.

Indemnification and Insurance

Under the merger agreement, each present and former director and officer of Oasis or any of its subsidiaries is entitled to continued indemnification and insurance coverage through the combined company for acts or omissions occurring before the completion of the merger. For a more detailed description, see the section entitled “The Merger Agreement — Indemnification and Insurance.”

Director and Executive Appointments

Upon the completion of the merger, Daniel E. Brown, Chief Executive of Oasis and member of the Oasis board, will serve as Chief Executive Officer and director of the combined company. As of the Company Merger Effective time, the new Oasis board will consist of ten members, five of whom will be designated by Oasis, which designees will include Mr. Brown, Douglas E. Brooks, Samantha Holroyd, Cynthia L. Walker and Marguerite N. Woung-Chapman. For a more detailed description, see the section entitled “ — Board of Directors and Management of Oasis Following Completion of the Merger.”

Litigation Related to the Merger

On May 9, 2022, a purported stockholder of Whiting filed a complaint against Whiting and the Whiting board in the United States District Court for the District of Colorado, in a case captioned Knipp v. Whiting Petroleum Corporation, et al., Case No. 1:22-cv-01149-SKC. The Knipp complaint alleges that the Whiting board violated Section 20(a) of the Exchange Act, and that all defendants violated Section 14(a) of the Exchange Act, in part, by engaging in an allegedly unfair sales process that resulted in an undervalued merger. As relief, the Knipp complaint seeks, among other things, to enjoin Whiting from proceeding with the merger, or, alternatively, rescission of the merger in the event that it is consummated, as well as unspecified costs and attorneys’ fees. On May 17, 2022, another purported stockholder of Whiting filed a complaint against Whiting and the Whiting board in the United States District Court for the District of Colorado, in a case captioned Vangrinsven v. Whiting Petroleum Corporation, et al., Case No. 1:22-cv-01212. The Vangrinsven complaint alleges that the Whiting board violated Section 20(a) of the Exchange Act, and that all defendants violated Section 14(a) and Rule 14a-9 promulgated thereunder by the SEC, because the preliminary joint proxy statement/prospectus, filed with the SEC on April 28, 2022 (the “Registration Statement”), omits allegedly material information with respect to the merger, rendering it false and misleading. The Vangrinsven complaint seeks the same relief as is requested in the Knipp complaint. On May 18, 2022, another purported stockholder filed a complaint against Whiting and the Whiting board in the United States District Court for the District of Colorado, in a case captioned Nasif v. Whiting Petroleum Corp. et al, Case No. 1:22-cv-01241. The Nasif complaint brings the same claims as the Vangrinsven complaint, and seeks the same relief. On May 9 and 17, 2022, two other purported stockholders wrote to Whiting, separately, alleging that the Registration Statement omitted allegedly material information and demanding that Whiting provide supplemental disclosures, and/or Whiting’s books and records. Whiting believes that allegations in the lawsuits and demands are without merit. Additional lawsuits arising out of or relating to the merger agreement and the transactions contemplated thereby may be filed in the future.

Board of Directors and Management of Oasis Following Completion of the Merger

Upon completion of the merger, Daniel E. Brown, Chief Executive Officer of Oasis and member of the Oasis board, will serve as Chief Executive Officer and director of the combined company. Lynn A. Peterson, Whiting’s President and Chief Executive Officer and a member of the Whiting board, will serve as Executive Chair of the board of directors of the combined company, pursuant to the Peterson Letter Agreement, until December 31, 2023 or an earlier date as mutually agreed by Mr. Peterson and the board of directors of the combined company. The Peterson Letter Agreement also provides for Mr. Peterson’s annual base salary of $500,000, an annual bonus for the calendar year 2022 and, subject to Mr. Peterson’s continued employment, a restricted stock unit award in January 2023 pursuant to Oasis’ equity compensation plan with a grant date fair market value of $3,000,000, which will fully vest on December 31, 2023 (see “Interests of Certain Whiting Directors and Executive Officers in the Merger — Whiting Executive Officer Severance Arrangements” for a more detailed description of the Peterson Letter Agreement). Other senior leadership positions of the combined company will be filled by certain current executives of Oasis and Whiting.

Additionally, the merger agreement provides that, as of the Company Merger Effective Time, the new Oasis board will consist of ten members, (i) five of whom will be designated by Oasis, which designees will include Mr. Brown, Douglas E. Brooks, Samantha Holroyd, Cynthia L. Walker and Marguerite N. Woung-Chapman, and (ii) five of whom will be designated by Whiting, which designees will include Mr. Peterson, as Executive Chairman, Susan M. Cunningham, Paul J. Korus, Kevin S. McCarthy and Anne Taylor.

Material U.S. Federal Income Tax Consequences of the Merger

This section describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) that exchange their shares of Whiting common stock for the merger consideration. The following discussion is based on the Code, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

This summary does not describe any U.S. state or local, or foreign or certain U.S. federal tax consequences (including estate, gift and Medicare contribution tax consequences) of the merger, or the tax consequences of owning or disposing of Oasis common stock received in the merger.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Whiting common stock that for U.S. federal income tax purposes is:

•	a citizen or individual resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more U.S. persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Whiting common stock, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partnership level. If you are a partnership, or a partner of a partnership, holding Whiting common stock, you should consult your tax advisor regarding the tax consequences of the merger.

This discussion addresses only U.S. holders that hold their Whiting common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular U.S. holders in light of their individual circumstances or to U.S. holders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Whiting common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	persons that purchased or sell their shares of Whiting common stock as part of a wash sale;

•	regulated investment companies or real estate investment trusts;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	holders that exercise dissenters’ or appraisal rights;

•	persons that are not U.S. holders; and

•	stockholders that acquired their shares of Whiting common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

ALL HOLDERS OF WHITING COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX LAWS.

Assuming that the merger is completed as currently contemplated, Oasis and Whiting intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Oasis to complete the merger is conditioned upon the receipt of an opinion from Vinson & Elkins, counsel to Oasis (or other legal counsel selected by Oasis and reasonably satisfactory to Whiting), in form and substance reasonably satisfactory to Oasis, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Whiting to complete the merger is conditioned upon the receipt of an opinion from K&E, counsel to Whiting (or other legal counsel selected by Whiting and reasonably satisfactory to Oasis), in form and substance reasonably satisfactory to Whiting, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions are waivable, and Oasis and Whiting will undertake to recirculate this joint proxy statement/prospectus and resolicit stockholders if either of these conditions is waived and the change in tax consequences is material. Neither of these opinions is binding on the Internal Revenue Service or the courts. Oasis and Whiting have not requested and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. The following discussion assumes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

U.S. Federal Income Tax Consequences of the Merger

A U.S. holder that exchanges all of its shares of Whiting common stock for the merger consideration generally will not recognize any realized loss but will recognize any realized gain as a result of the merger equal to the lesser of (i) the excess, if any, of (A) the sum of the fair market value of Oasis common stock (including any fractional share of Oasis common stock deemed received and redeemed for cash, as discussed below) and the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Oasis common stock) received by such U.S. holder pursuant to the merger over (B) such U.S. holder’s adjusted tax basis in the Whiting common stock surrendered pursuant to the merger, and (ii) the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Oasis common stock) received by such U.S. holder pursuant to the merger. Any gain recognized generally will be capital gain, and will be long-term capital gain if, as of the effective date of the merger, such U.S. holder’s holding period for such Whiting common stock surrendered pursuant to the merger is greater than one year. For U.S. holders that are non-corporate holders, long-term capital gains generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains.

In some cases, the recognized gain could be treated as a dividend for U.S. federal income tax purposes, in which case such U.S. holder could have dividend income up to the amount of the cash consideration received. Because the possibility of dividend treatment can depend upon various factors, including the particular circumstances of a U.S. holder and the application of certain constructive ownership rules, U.S. holders should consult their tax advisors regarding the potential tax consequences of the merger and the receipt of the merger consideration to them, and U.S. holders that are corporations (including entities that are treated as corporations for U.S. federal income tax purposes) should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.

Each U.S. holder’s aggregate tax basis in the shares of Oasis common stock received in the merger (including any fractional share of Oasis common stock deemed received and redeemed for cash, as discussed below) generally will equal such U.S. holder’s aggregate adjusted tax basis in the shares of Whiting common stock surrendered in the merger, less the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Oasis common stock) received pursuant to the merger, plus any gain, if any, recognized as a result of the merger (other than any gain recognized in respect of cash received in lieu of a fractional share of Oasis common stock). The holding period of the shares of Oasis common stock received by a U.S. holder in the merger (including any fractional share deemed received and redeemed for cash, as discussed below) will include such U.S. holder’s holding period for the shares of Whiting common stock surrendered in the merger.

If a U.S. holder holds different blocks of Whiting common stock (generally, Whiting common stock acquired on different dates or at different prices), such U.S. holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Oasis common stock received in the merger.

Cash Received in Lieu of a Fractional Share of Oasis Common Stock

A U.S. holder that receives cash in lieu of a fractional share of Oasis common stock generally will be treated as having received the fractional share pursuant to the merger, and then as having sold to Oasis that fractional share of Oasis common stock for cash. As a result, a U.S. holder of Whiting common stock generally will recognize gain or loss equal to the difference, if any, between the amount of cash received and the tax basis allocated to such fractional share of Oasis common stock, unless the receipt of cash has the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case, such cash received would be treated as a dividend to the extent of such tendering U.S. holder’s ratable share of earnings and profits as determined for U.S. federal income tax purposes. Because the possibility of dividend treatment can depend upon various factors, including the particular circumstances of a U.S. holder and the application of certain constructive ownership rules, U.S. holders should consult their tax advisors regarding the potential tax consequences of the receipt of cash in lieu of a fractional share of Oasis common stock, and U.S. holders that are corporations (including entities that are treated as corporations for U.S. federal income tax purposes) should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code. Gain or loss recognized with respect to cash received in lieu of a fractional share of Oasis common stock generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the Whiting common stock surrendered pursuant to the merger is greater than one year. For U.S. holders that are non-corporate holders, long-term capital gains generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

You are urged to consult with your own tax advisor about the particular tax consequences of the merger to you, including the effects of U.S. federal, state and local and foreign tax laws.

Information Reporting and Backup Withholding

Payments of cash consideration (including any cash in lieu of a fractional share of Oasis common stock) to a holder of Whiting common stock generally will be subject to information reporting and backup withholding (currently at a rate of 24%), unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

The preceding discussion is intended only as a general discussion of the material U.S. federal income tax consequences of the merger to U.S. holders. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of U.S. federal, state and local and foreign tax laws, and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

Oasis and Whiting prepare their respective financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill, if any. Oasis will be treated as the acquirer for accounting purposes. Oasis is the entity paying cash and issuing the equity of the combined company. The composition of the management team and, thereby, the overall decision-making power of the combined company will be more heavily dominated by Oasis executives. Additionally, the legacy Oasis headquarters in Houston, TX will remain the headquarters of the combined company. Each of these factors holds significant strategic implications for the combined company and, when combined with the inapplicability or relative neutrality of all other indicators considered, results in the conclusion that Oasis is the accounting acquirer.

Regulatory Approvals

Antitrust Clearance

The completion of the merger is subject to antitrust review in the United States. Under the HSR Act, and the rules promulgated thereunder, the merger cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated.

On March 18, 2022, Oasis and Whiting each filed a premerger notification and report form under the HSR Act. The waiting period with respect to the notification and report forms filed under the HSR Act expired at 11:59 p.m., Eastern Time, on April 18, 2022.

At any time before or after consummation of the merger, the FTC or the DOJ, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Oasis or Whiting or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

In connection with the Oasis stock issuance proposal, Oasis has filed a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Oasis common stock issuable as merger consideration in the Company Merger will be registered with the SEC.

NASDAQ Global Select Market

The completion of the merger is subject to approval for listing of the shares of Oasis common stock issuable pursuant to the merger on the NASDAQ, subject to official notice of issuance.

Exchange of Shares

For information on the exchange of Whiting common stock for the merger consideration, please see the section entitled “The Merger Agreement — Exchange and Payment Procedures.”

Section 16 Matters

Prior to the Company Merger Effective Time, the parties have agreed to take such steps as may be required to cause any dispositions of equity securities of Whiting (including derivative securities) or acquisitions of equity securities of Oasis (including derivative securities) in connection with the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Whiting, or will become subject to such reporting requirements with respect to Oasis, to be exempt under Rule 16b-3 under the Exchange Act

Treatment of Indebtedness

As of March 31, 2022, Oasis had no outstanding borrowings and $2.4 million of outstanding letters of credit under its revolving credit facility and $400.0 million of 6.375% senior unsecured notes (the “Senior Notes”) outstanding, and Whiting had $50.0 million in borrowings and $1.0 million in letters of credit outstanding under its revolving credit agreement. Pursuant to the merger agreement, Whiting will deliver a payoff letter to Oasis setting forth the amounts outstanding under Whiting’s existing credit facility at least one (1) business day prior to the closing date.

The most recent borrowing base redetermination under the Oasis revolving credit facility was concluded on May 3, 2022, which reaffirmed the borrowing base of $900.0 million and the aggregate amount of elected commitments of $450.0 million.

For a description of Oasis’ and Whiting’s existing indebtedness, see Oasis’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed on May 5, 2022, and Whiting’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022, filed on May 4, 2022, each of which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for additional information.

Treatment of Oasis Warrants in the Merger

All of the outstanding Oasis Warrants will remain outstanding. Upon payment of the Oasis special dividend, the exercise price of the Oasis Warrants will be adjusted in accordance with the terms of the Oasis Warrant Agreement.

Treatment of Whiting Warrants in the Merger

All of the outstanding Whiting Warrants will be assumed by Oasis effective as of the Company Merger Effective Time on terms and conditions as nearly equivalent as may be practicable to provisions set forth in the applicable Whiting Warrant Agreement, except that (i) the number of shares of Oasis common stock subject to such assumed warrant will be equal to the product of (x) the number of shares of Whiting common stock that were subject to such warrant immediately prior to the Company Merger Effective Time, multiplied by (y) the exchange ratio, and (ii) the per-share exercise price of such assumed warrant will be equal to the quotient of (1) the exercise price per share of Whiting common stock at which such warrant was exercisable immediately prior to the Company Merger Effective Time less the cash consideration, divided by (2) the exchange ratio.

Dividend Policy

The Oasis board has recently announced its return of capital plan to return $280.0 million of capital ($70.0 million per quarter) to shareholders in February 2022, through a combination of an increased base dividend, variable dividends and incremental share repurchases. On February 23, 2022, Oasis announced an increased quarterly base dividend in the amount of $0.585 per share of Oasis common stock, the first of which was paid on March 4, 2022 to shareholders of record as of February 21, 2022. Oasis announced its first variable dividend on March 11, 2022 in the amount of $3.00 per share of Oasis common stock, payable on March 31, 2022 to shareholders of record as of March 21, 2022. On May 4, 2022, Oasis declared a base dividend of $0.585 per share of Oasis common stock, payable on June 1, 2022 to shareholders of record on May 20, 2022, and a variable dividend of $2.94 per share of Oasis common stock, payable on June 15, 2022 to shareholders of record on June 1, 2022. In addition to the dividends under its return of capital plan, Oasis will also declare and set the record date and payment date for the Oasis special dividend, pursuant to the merger agreement, in an amount of $15.00 per share of Oasis common stock, to shareholders of record on a date prior to the Company Merger Effective Time, contingent upon the consummation of the Company Merger. However, under the interim operating covenants of the merger agreement, share repurchases by Oasis are prohibited without Whiting’s written consent until the earlier of the Company Merger Effective Time and termination of the merger agreement.

Any future dividends will be at the discretion of the Oasis board and would depend on the combined company’s financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that the Oasis board considers relevant. The terms of the combined company’s debt agreements will contain restrictions on its ability to pay dividends. The terms of agreements governing debt that the combined company may incur in the future may also limit or prohibit dividend payments. Additionally, the right of Oasis stockholders to receive dividends and distributions upon liquidation will be subject to the satisfaction of any applicable preference granted to the holders of any Oasis preferred stock that may then be outstanding. Accordingly, Oasis cannot assure you that it will continue to pay dividends in the future.

For additional information on the treatment of dividends pursuant to the merger agreement, see “The Merger Agreement — Conduct of Business.”

Listing of Oasis Common Stock; Delisting and Deregistration of Whiting Common Stock

It is a condition to the consummation of the merger that the shares of Oasis common stock issuable pursuant to the merger be approved for listing on the NASDAQ, subject to official notice of issuance.

Shares of Whiting common stock currently trade on the NYSE under the stock symbol “WLL.” When the merger is completed, the Whiting common stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Upon consummation of the merger, Oasis is expected to change its name and be listed on the NASDAQ under a new symbol.

Appraisal Rights and Dissenters’ Rights

Oasis

Under the DGCL, as well as the governing documents of Oasis, Oasis stockholders are not entitled to dissenters’ or appraisal rights in connection with the Oasis stock issuance or the Oasis charter amendment as contemplated by the merger agreement.

Whiting

Under Delaware law, holders of Whiting common stock that have not otherwise waived appraisal rights have the right to dissent from the Company Merger and to receive payment in cash for the fair value of their shares of Whiting common stock as determined by the Delaware Court of Chancery, together with interest, if any, as determined by the court, in lieu of the consideration Whiting stockholders would otherwise be entitled to pursuant to the merger agreement if they follow the procedures set forth in Section 262 of the DGCL. These rights are known as appraisal rights.

Whiting stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL in order to perfect their rights. Strict compliance with the statutory procedures is required to perfect appraisal rights under Delaware law.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a Whiting stockholder in order to dissent from the Company Merger and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which appears in Annex E to this joint proxy statement/prospectus. Failure to precisely follow any of the statutory procedures set forth in Section 262 of the DGCL may result in a termination or waiver of appraisal rights. All references in this summary to a “stockholder” are to the record holder of shares of Whiting common stock unless otherwise indicated. Only a holder of record of shares of Whiting common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A person having a beneficial interest in shares of Whiting common stock held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of Whiting common stock through a bank, broker or other nominee and you wish to exercise appraisal rights, you should consult with your bank, broker or other nominee.

Section 262 requires that stockholders for whom appraisal rights are available be notified not less than twenty days before the stockholders’ meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with such notice. This joint proxy statement/prospectus constitutes notice to Whiting stockholders of the availability of appraisal rights in connection with the Company Merger in compliance with the requirements of Section 262. If a Whiting stockholder wishes to consider exercising appraisal rights, such stockholder should carefully review the text of Section 262 contained in Annex E to this joint proxy statement/prospectus because failure to timely and properly comply with the requirements of Section 262 will result in the loss of appraisal rights under Delaware law.

If you are a record holder of shares of Whiting common stock and wish to elect to demand appraisal of your shares, you must satisfy each of the following conditions:

•

You must deliver to Whiting a written demand for appraisal of your shares before the vote with respect to the Company Merger is taken. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption and approval of the merger agreement and the Company Merger. Voting against or failing to vote for the adoption and approval of the merger agreement and the Company Merger by itself does not constitute a demand for appraisal within the meaning of Section 262.

•

You must not vote in favor of, or consent in writing to, the adoption and approval of the merger agreement and the Company Merger. A vote in favor of the adoption and approval of the merger agreement and the Company Merger, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal. A proxy which does not contain voting instructions will, unless revoked, be voted in favor of the adoption and approval of the merger agreement and the merger. Therefore, a Whiting stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement and the Company Merger or abstain from voting on the merger agreement and the Company Merger.

•

You must continue to hold your shares of Whiting common stock through the effective date of the Company Merger. Therefore, a stockholder who is the record holder of shares of Whiting common stock on the date the written demand for appraisal is made but who thereafter transfers the shares prior to the effective date of the Company Merger will lose any right to appraisal with respect to such shares.

If you fail to comply with any of these conditions and the merger is completed, you will be entitled to receive the merger consideration, but you will have no appraisal rights with respect to your shares of Whiting common stock. All demands for appraisal should be addressed to Whiting at 1700 Lincoln Street, Suite 4700, Denver, Colorado 80203, Attention: Corporate Secretary, and must be delivered before the vote on the merger agreement is taken at the Whiting special meeting and should be executed by, or on behalf of, the record holder of the shares of Whiting common stock. The demand must reasonably inform Whiting of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares.

To be effective, a demand for appraisal by a holder of Whiting common stock must be made by, or in the name of, such registered stockholder, fully and correctly, as the stockholder’s name appears on his, her or its Whiting stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Whiting. The beneficial holder must, in such cases, have the registered owner, such as a broker, bank or other nominee, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

If a Whiting stockholder holds shares of Whiting common stock in a brokerage account or in other nominee form and wishes to exercise appraisal rights, such stockholder should consult with his, her or its broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Within ten days after the effective time, the surviving corporation must give written notice that the merger has become effective to each former Whiting stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger agreement and the Company Merger. Within 120 days after the effective date of the Company Merger, any stockholder who has complied with Section 262 will, upon written request to the surviving corporation be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger agreement and the Company Merger and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of Whiting common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the surviving corporation the statement described in the previous sentence. Such written statement will be mailed to the requesting Whiting stockholder within ten days after such written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any Whiting stockholder who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all Whiting stockholders entitled to appraisal. A person who is the beneficial owner of shares of Whiting common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a Whiting stockholder, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation has no obligation to file such a petition in the event there are dissenting Whiting stockholders. Accordingly, the failure of a Whiting stockholder to file such a petition within the period specified could nullify the Whiting stockholder’s previously written demand for appraisal. There is no present intent on the part of Whiting to file an appraisal petition, and Whiting stockholders seeking to exercise appraisal rights should not assume that Whiting will file such a petition or that Whiting will initiate any negotiations with respect to the fair value of such shares. Accordingly, Whiting stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

If a petition for appraisal is duly filed by a Whiting stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within twenty days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all Whiting stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those Whiting stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the Whiting stockholders who have demanded appraisal for their shares to submit their Whiting stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any Whiting stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Additionally, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all Whiting stockholders who asserted appraisal rights unless (a) the total number of shares for which appraisal rights have been pursed and perfected exceeds 1% of the outstanding shares of Whiting common stock as measured in accordance with subsection (g) of Section 262 of the DGCL or (b) the value of the merger consideration in respect of such shares exceeds $1.0 million. After determination of the Whiting stockholders entitled to appraisal of their shares of Whiting common stock, the Delaware Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Company Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, Whiting may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the Whiting stockholders entitled to receive the same, upon surrender by such holders of the Whiting stock certificates representing those shares.

In determining fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation.

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Whiting stockholders should be aware that the fair value of shares of Whiting common stock as determined under Section 262 could be more than, the same as, or less than the value that such Whiting stockholder is entitled to receive under the terms of the merger agreement and that an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and may not in any manner address, fair value under Section 262.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the Whiting stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a Whiting stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any Whiting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any Whiting stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the Whiting stockholder delivers a written withdrawal of such stockholder’s demand for appraisal and an acceptance of the terms of the merger either within 60 days after the effective time or thereafter with the written consent of the surviving corporation, then the right of that Whiting stockholder to appraisal will cease and that Whiting stockholder will be entitled to receive an amount of shares of Oasis common stock equal to the exchange ratio for his, her or its shares of Whiting common stock pursuant to the merger agreement. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Whiting stockholder without the prior approval of the Court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any Whiting stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will maintain the right to withdraw its demand for appraisal and to accept the merger consideration that such holder would have received pursuant to the merger agreement within 60 days after the effective date of the merger.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a Whiting stockholder’s statutory appraisal rights. In view of the complexity of Section 262 of the DGCL, Whiting stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein, and certain exhibits thereto. The summary of the material provisions of the merger agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Oasis and Whiting encourage you to read carefully the merger agreement in its entirety before making any investment or voting decisions as it is the principal legal document governing the business combination between Oasis and Whiting described in this joint proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the merger agreement. Neither Oasis nor Whiting intends that the merger agreement will be a source of business or operational information about Oasis or Whiting. Accordingly, the representations, warranties, covenants, and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Oasis and Whiting make with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Oasis and Whiting are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about Oasis and Whiting contained in this joint proxy statement/prospectus or Oasis’ or Whiting’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Oasis or Whiting contained in the merger agreement and described in the summary. The representations, warranties and covenants made in the merger agreement by Oasis and Whiting are qualified and subject to important limitations agreed to by Oasis and Whiting in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from what is generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the merger. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this joint proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents attached to or incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Terms of the Merger; Merger Consideration

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with the applicable provisions of the DGCL, (i) at the Company Merger Effective Time, Merger Sub will merge with and into Whiting, with Whiting surviving such merger as the surviving corporation following the Company Merger and continuing as a wholly owned subsidiary of Oasis and (ii) at the LLC Sub Merger Effective Time, Whiting will be merged with and into LLC Sub, with LLC Sub continuing its existence as the surviving entity following the LLC Sub Merger as a direct wholly owned subsidiary of Oasis.

At the Company Merger Effective Time, each share of Whiting common stock will be converted automatically at the Company Merger Effective Time into the right to receive the merger consideration, consisting of 0.5774 shares of Oasis common stock, with cash paid in lieu of the issuance of fractional shares, if any, and $6.25 in cash, without interest. The exchange ratio will be appropriately adjusted prior to the Company Merger Effective Time to account for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of share or the like.

Oasis will not issue any fractional shares of Oasis common stock in connection with the merger. In lieu of any fractional shares of Oasis common stock to which a Whiting stockholder would otherwise have been entitled, each Whiting stockholder shall receive cash, without interest, in an amount equal to the product of (i) such fractional part of a share of Oasis common stock multiplied by (ii) the volume weighted average trading price of Oasis common stock on the NASDAQ, as reported by Bloomberg, L.P., for the five consecutive trading days immediately prior to the closing date.

At the LLC Sub Merger Effective Time, each share of surviving corporation stock issued and outstanding immediately prior to the LLC Sub Merger Effective Time will be cancelled and cease to exist at the LLC Sub Merger Effective Time. Each unit of LLC Sub issued and outstanding immediately prior to the LLC Sub Merger Effective Time will remain issued and outstanding and will represent validly issued, fully paid and nonassessable units of the surviving entity immediately following the LLC Sub Merger Effective Time.

Oasis Special Dividend

Pursuant to the terms of the merger agreement, prior to the Company Merger Effective Time and subject to applicable law, Oasis will declare and set the record and payment date for a special dividend to holders of Oasis common stock of $15.00 per share, the payment of which is contingent upon the consummation of the Company Merger. The Oasis special dividend will be in addition to dividends that are consistent with Oasis’ previously announced dividend policy.

Completion of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on a date that is three business days after the satisfaction or, to the extent permitted by applicable law, waiver in accordance with the terms of the merger agreement of the last of the conditions to closing (other than any such conditions which by their nature cannot be satisfied until the date of closing, but subject to the satisfaction or waiver of such conditions at the closing of the merger).

As soon as practicable following the closing, a certificate of merger with respect to the Company Merger, prepared and executed in accordance with the relevant provisions of the DGCL, will be filed with the Office of the Secretary of State of the State of Delaware. The Company Merger will become effective upon the filing and acceptance of the certificate of merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the parties agree upon in writing and specify in the certificate of merger. As soon as practicable following the Company Merger Effective Time, a certificate of merger with respect to the LLC Sub Merger, prepared and executed in accordance with the relevant provisions of the DLLCA, will be filed with the Office of the Secretary of State of the State of Delaware. The LLC Sub Merger will become effective upon the filing of the certificate of merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the parties agree upon in writing and specify in the certificate of merger.

Oasis and Whiting have targeted to complete the merger in the second half of the calendar year 2022, subject to the receipt of the required Oasis stockholder approval and Whiting stockholder approval, regulatory approvals and the satisfaction or waiver of the other conditions to the merger, in each case, as set forth in the merger agreement (described below under “— Conditions to Completion of the Merger”).

Exchange and Payment Procedures

Prior to the Company Merger Effective Time, Oasis will designate an exchange agent, that is mutually acceptable to Whiting, in connection with the Company Merger and to receive the merger consideration to which the Whiting stockholders are entitled pursuant to the merger agreement.

Promptly after the Company Merger Effective Time, Oasis will deposit or cause to be deposited with the exchange agent, for the benefit of the holders of Eligible Shares, the number of shares of Oasis common stock issuable in respect of the Eligible Shares pursuant to the merger agreement. Oasis will also make available to the exchange agent, from time to time as needed, the applicable aggregate cash consideration and cash sufficient to pay any Post-Effective Time Dividends and to make cash payments in lieu of issuing fractional shares upon the conversion of Eligible Shares into the merger consideration.

No interest shall be paid or accrue on any cash portion of the merger consideration payable upon surrender of any Oasis stock certificate (or affidavits of loss in lieu thereof) or Oasis book-entry shares.

Oasis, Whiting, the surviving entity, the exchange agent, their respective affiliates and any other applicable withholding agent will be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to the merger agreement any amounts or securities as may be required to be deducted and withheld with respect to such payment under applicable tax laws. In the event withholding is taken in Oasis common stock, the relevant withholding agent will be treated as having sold such Oasis common stock on behalf of the applicable person for an amount of cash equal to the fair market value thereof at the time of such deemed sale and paid such cash proceeds to the relevant taxing authority.

If any portion of the merger consideration deposited with the exchange agent is not claimed within 180 days following the closing date, such merger consideration will be delivered to Oasis, upon demand, and any former Whiting stockholders who have not theretofore received the merger consideration, cash-in-lieu of fractional shares or dividends or other distributions declared or made with respect to shares of Oasis common stock with a record date after the Company Merger Effective Time, will thereafter look only to the surviving corporation and Oasis for payment of their claim for such amounts.

Certificates

As soon as practicable after the Company Merger Effective Time, Oasis will cause the exchange agent to deliver to each record holder, as of immediately prior to the Company Merger Effective Time, of an outstanding certificate or certificates that immediately prior to the Company Merger Effective Time represented Eligible Shares, a notice advising such holders of the effectiveness of the Company Merger and a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificates shall pass, only upon proper delivery of such certificates to the exchange agent, and which shall be in a customary form and agreed to by Oasis and Whiting prior to the Company Merger Effective Time) and instructions for use in effecting the surrender of such certificates for payment of the merger consideration pursuant to the merger agreement.

Upon surrender to the exchange agent of a certificate that immediately prior to the Company Merger Effective Time represented Eligible Shares, together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the exchange agent, the holder of such certificate shall be entitled to receive in exchange therefor (A) one or more shares of Oasis common stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Oasis common stock, if any, that such holder has the right to receive pursuant to the merger agreement (after taking into account all shares of Whiting common stock then held by such holder) and (B) a check in the amount equal to the applicable aggregate cash consideration, the cash payable in lieu of any fractional shares of Oasis common stock and Post-Effective Time Dividends pursuant to the merger agreement.

If any stock certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by the surviving corporation, the posting of an indemnity bond in such amount as the surviving corporation may direct as indemnity against any claim that may be made against the surviving corporation with respect to such stock certificate, the exchange agent shall issue in exchange for such lost, stolen or destroyed certificate the applicable merger consideration, cash payable in lieu of any fractional shares of Oasis common stock and Post-Effective Time Dividends pursuant to the merger agreement.

Non-DTC Book-Entry Shares

As soon as practicable after the Company Merger Effective Time, Oasis shall cause the exchange agent to deliver to each record holder, as of immediately prior to the Company Merger Effective Time, of Eligible Shares represented by book-entry and not held through the DTC (A) a notice advising such holders of the effectiveness of the Company Merger, (B) a statement reflecting the number of shares of Oasis common stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Oasis common stock, if any, that such holder has the right to receive pursuant to the merger agreement (after taking into account all shares of Whiting common stock then held by such holder) and (C) a check in the amount equal to the applicable aggregate cash consideration, the cash payable in lieu of any fractional shares of Oasis common stock and Post-Effective Time Dividends pursuant to the merger agreement.

DTC Book-Entry Shares

With respect to book-entry shares held through the DTC, Oasis and Whiting shall cooperate to establish procedures with the exchange agent and the DTC to ensure that the exchange agent will transmit to the DTC or its nominees promptly on or after the closing date, upon surrender of Eligible Shares held of record by the DTC or its nominees in accordance with the DTC’s customary surrender procedures, the merger consideration (including cash to be paid in lieu of any fractional shares of Oasis common stock in accordance with the terms of the merger agreement, if any) and any unpaid Post-Effective Time Dividends.

No interest shall be paid or accrue on any cash portion of the merger consideration payable upon surrender of any stock certificate (or affidavits of loss in lieu thereof) or book-entry shares.

Oasis, Whiting, the surviving entity, the exchange agent, their respective affiliates and any other applicable withholding agent will be entitled to deduct and withhold from the merger consideration or other amounts otherwise payable pursuant to the merger agreement any amounts or securities as may be required to be deducted and withheld with respect to such payment under applicable tax laws. In the event withholding is taken in Oasis common stock, the relevant withholding agent will be treated as having sold such Oasis common stock on behalf of the applicable person for an amount of cash equal to the fair market value thereof at the time of such deemed sale and paid such cash proceeds to the relevant taxing authority.

Combined Company Management following the Merger and the Oasis Board Following the Company Merger

Upon closing, Oasis’ Chief Executive Officer, Daniel E. Brown, will serve as Chief Executive Officer and as a member of the board of the combined company. Whiting’s President and Chief Executive Officer, Lynn A. Peterson, will serve as Executive Chair of the Board of Directors of the combined company pursuant to the Peterson Letter Agreement, until December 31, 2023 or an earlier date as mutually agreed by Mr. Peterson and the board of directors of the combined company. The Peterson Letter Agreement also provides for Mr. Peterson’s annual base salary of $500,000, an annual bonus for the calendar year 2022 and, subject to Mr. Peterson’s continued employment, a restricted stock unit award in January 2023 pursuant to Oasis’ equity compensation plan with a grant date fair market value of $3.0 million, which will fully vest on December 31, 2023. The combined company will be headquartered in Houston upon closing but the parties have announced an intention to retain the Denver office for the foreseeable future. The combined company will operate under a new name and is expected to trade on the NASDAQ under a new ticker to be announced prior to closing.

Additionally, pursuant to the merger agreement, the Oasis board will consist of ten directors as of the Company Merger Effective Time, of whom (i) five directors will be designated by Oasis, which designees will consist of Daniel E. Brown and Douglas E. Brooks, Samantha Holroyd, Cynthia L. Walker and Marguerite N. Woung-Chapman, who are independent under the rules and regulations of NASDAQ, and will be designated in writing by Oasis prior to the time at which this registration statement becomes effective under the Securities Act (collectively, the “Oasis designees”), and (ii) five directors will be designated by Whiting, which designees will consist of Lynn A. Peterson (the Executive Chair) and Susan M. Cunningham, Paul J. Korus, Kevin S. McCarthy and Anne Taylor, who are independent under the rules and regulations of NASDAQ, as will be designated in writing by Whiting prior to the time at which the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, becomes effective under the Securities Act (collectively, the “Whiting designees”). Prior to the Company Merger Effective Time, Oasis shall take all actions necessary or appropriate to cause the resignation of the directors serving on the Oasis board who are not Oasis designees, to become effective immediately prior to, but conditioned on, the Company Merger Effective Time such that the Oasis board will consist of the Oasis designees and the Whiting designees.

Representations and Warranties

Oasis and Whiting have each made representations and warranties to the other. Whiting’s representations and warranties relate to, among other topics, the following:

•	organization, good standing, and corporate power;

•	capitalization;

•	corporate authority to enter into the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	SEC reports and financial statements and internal controls and procedures;

•	absence of certain changes or events;

•	absence of undisclosed material liabilities;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	compliance with applicable laws and permits;

•	compensation and employee benefits;

•	employment and labor matters;

•	tax matters;

•	litigation;

•	intellectual property;

•	real property, rights-of-way, reserve reports, oil and gas leases, and oil and gas interests;

•	environmental matters;

•	material contracts;

•	insurance;

•	derivative transactions and hedging;

•	receipt of the opinion of Whiting’s financial advisor described in the section entitled “The Merger — Opinion of Whiting’s Financial Advisor”;

•	absence of undisclosed brokers’ fees and expenses;

•	related party transactions;

•	certain regulatory matters;

•	inapplicability of state takeover statutes and anti-takeover laws;

•	tax treatment; and

•	absence of other representations and warranties.

Oasis’ representations and warranties relate to, among other topics, the following, as applicable:

•	organization, good standing, and corporate power;

•	capitalization;

•	corporate authority to enter into the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	SEC reports and financial statements and internal controls and procedures;

•	absence of certain changes or events;

•	absence of undisclosed material liabilities;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	compliance with applicable laws and permits;

•	compensation and employee benefits;

•	employment and labor matters;

•	tax matters;

•	litigation;

•	intellectual property;

•	real property, rights-of-way, reserve reports, oil and gas leases, and oil and gas interests;

•	environmental matters;

•	material contracts;

•	insurance;

•	derivative transactions and hedging;

•	receipt of the opinion from Oasis’ financial advisor described in the section entitled “The Merger — Opinion of Oasis’ Financial Advisor”;

•	absence of undisclosed brokers’ fees and expenses;

•	related party transactions;

•	the conduct of Merger Sub and LLC Sub since their formations;

•	certain regulatory matters;

•	inapplicability of state takeover statutes and anti-takeover laws;

•	tax treatment;

•	repurchases of Oasis common stock; and

•	absence of other representations and warranties.

Certain of the representations and warranties given by Oasis and Whiting, as applicable, are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” with respect to a party means any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of Oasis or Whiting or its subsidiaries to consummate the merger and the transactions or (b) has, or would have, a material adverse effect on the financial condition, business or results of operation of such party and its subsidiaries, taken as a whole; provided, however, that, in the case of clause (b) above, no fact, circumstance, effect, change, event or development (by itself or when taken together with any and all other facts, circumstances, effects, changes, events or developments) to the extent directly or indirectly resulting from, arising out of, attributable to or related to any of the following shall be deemed to be or constitute a “material adverse effect” or be taken into account when determining whether a “material adverse effect” has occurred or may, would or could occur: (1) general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally, (2) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market, (3) conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry), (4) political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism), (5) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions, (6) the announcement of the merger agreement or the pendency or consummation of the transactions (other than with respect to any representation or warranty that is intended to address the consequences resulting from the execution and delivery of the merger agreement or the announcement or consummation of the transactions), (7) the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is requested in writing by the other party or expressly required by, the merger agreement, the public announcement of the merger agreement or the transactions (provided that this clause (7) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the merger agreement or the consummation of the transactions), (8) changes in law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or interpretations thereof), or that result from any action taken for the purpose of complying with the foregoing, or (9) any changes in the share price or trading volume of such party’s stock or any failure by such party to meet any analysts’ estimates or expectations of such party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such party or any of its subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect to the extent not otherwise excluded by the definition hereof); provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (1) through (5) and (9), disproportionately adversely affect Oasis or Whiting and their respective subsidiaries, as applicable, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “material adverse effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

Conduct of Business

Pursuant to the merger agreement, each of Oasis and Whiting has agreed to restrict the conduct of its respective business between March 7, 2022 and the earlier of the Company Merger Effective Time and the termination of the merger agreement.

Conduct of Business by Whiting and its Subsidiaries

In general, except as previously disclosed to Oasis, expressly permitted or required by the merger agreement or applicable law, or as otherwise consented to in writing by Oasis (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of the merger agreement, Whiting has agreed to, and to cause each of its subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and employees and (iii) preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

In addition, except as previously disclosed to Oasis, expressly required by the merger agreement, applicable law, or otherwise consented to in writing by Oasis in writing (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of the merger agreement, Whiting has agreed that it will not, and will cause its subsidiaries not to:

(i)     (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Whiting or its subsidiaries, except for (1) dividends and distributions by a wholly owned subsidiary of Whiting to Whiting or another subsidiary of Whiting or (2) quarterly cash dividends of Whiting that are not greater than the dividend declared by Whiting with respect to the first quarter of 2022, provided, however, that if Oasis declares any dividend after June 30, 2022 in excess of $11.0 million then, notwithstanding anything in the merger agreement to the contrary, Whiting may also declare and pay a dividend to the Whiting stockholders in an amount equal to the aggregate amount declared by Oasis for such period less $11.0 million; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Whiting or any of its subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Whiting or any subsidiary of Whiting, other than in the case of clause (C) as required by the terms of the Whiting warrant agreement or in respect of any equity awards outstanding as of March 7, 2022 in accordance with the terms of the merger agreement, in accordance with the terms of the Whiting equity plan and applicable award agreements;

(ii)     offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Whiting or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Whiting common stock as required by the terms of the Whiting Warrant Agreements or upon the vesting or lapse of any restrictions on any awards granted under the Whiting equity plan and outstanding on the date hereof, (B) the grant of Whiting RSU Awards or Whiting PSU Awards, in each case, under the Whiting equity plan in the ordinary course of business consistent with past practice to employees hired after the date hereof in accordance with the merger agreement and (C) issuances by a wholly owned subsidiary of Whiting of such subsidiary’s capital stock or other equity interests to Whiting or any other wholly owned subsidiary of Whiting;

(iii)     amend or propose to amend (A) Whiting’s organizational documents or (B) the organizational documents of any of Whiting’s subsidiaries (other than ministerial changes);

(iv)     (A) merge, consolidate, combine or amalgamate with any person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) acquisitions or investments for which the consideration is less than $10.0 million in the aggregate and acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business;

(v)     sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances) or otherwise dispose of, any material portion of its assets or properties; other than (A) sales or dispositions for which the consideration is less than $5.0 million in the aggregate (including non-operating working interests so long as they are not operated by Oasis or any of its subsidiaries), (B) sales, swaps, exchanges, transfers or dispositions among Whiting and its wholly owned subsidiaries or among wholly owned subsidiaries of Whiting, (C) sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business consistent with past practice, (D) the sale of hydrocarbons in the ordinary course of business consistent with past practice or (E) swaps of assets or property, which may include cash consideration of up to 1,000 net acres in the aggregate for all such swap transactions;

(vi)     authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Whiting or any of its subsidiaries, other than such transactions among wholly owned subsidiaries of Whiting;

(vii)     change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Whiting and its subsidiaries, except as required by GAAP, COPAS or applicable law;

(viii)     make, change or revoke any material tax election (but excluding any election that must be made periodically and is made consistent with past practice), change an annual tax accounting period, change any material tax accounting method, file any material amended tax return, enter into any material closing agreement with respect to taxes, settle or compromise any material proceeding regarding any taxes, surrender any right to claim a material tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material taxes (other than extensions of time to file tax returns);

(ix)     except as required pursuant to an existing Whiting benefit plan as in effect on March 7, 2022, or with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable law or as is provided to a newly hired employee as permitted under the merger agreement (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Whiting benefit plan, (C) grant or commit to grant any equity based awards except as permitted by the merger agreement, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Whiting benefit plan which was not in existence as of March 7, 2022 (or any arrangement that would be a Whiting benefit plan if it had been in existence as of March 7, 2022), or amend or terminate any Whiting benefit plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business or (G) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee or independent contractor with an annualized base salary in excess of $250,000 (except as is reasonably necessary to replace any employee);

(x)     recognize any labor union, works council or other labor organization as the bargaining representative of any employees;

(xi)     (A) incur, create, assume, waive or release any indebtedness or guarantee any such indebtedness of another person; or (B) create any encumbrances on any property or assets of Whiting or any of its subsidiaries in connection with any indebtedness thereof, other than certain permitted encumbrances; provided, however, that the foregoing will not restrict the incurrence of indebtedness (1) under Whiting’s existing credit facility or (2) the creation of any encumbrances securing any indebtedness under such existing credit facilities, so long as borrowings under Whiting’s existing credit facility do not exceed the amounts disclosed to Oasis;

(xii)     other than in the ordinary course of business consistent with past practice and other than extensions of 12 months or less of any Whiting marketing contracts on terms substantially similar to those in effect with respect to such contract on March 7, 2022 (A) enter into any contract that would be a contract if it were in effect on March 7, 2022 (other than contracts entered into in connection with certain transactions permitted by the merger agreement) or (B) modify, amend, terminate or assign, or waive or assign any rights under, any contract (other than contracts entered into in connection with certain transactions permitted by the merger agreement);

(xiii)     waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any proceeding (excluding any proceeding in respect of taxes or any transaction litigation) except solely for monetary payments of no more than $400,000 individually or $2.0 million in the aggregate on a basis that would not (A) prevent or materially delay consummation of the merger or the transactions and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Oasis or its subsidiaries or a finding or admission of a violation of law;

(xiv)     make or commit to make any capital expenditures that are in the aggregate greater than $418.0 million in the calendar year ended December 31, 2022, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform for Whiting and its subsidiaries (provided that Whiting will notify Oasis of any such emergency expenditure promptly);

(xv)     fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Whiting and its subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice; or

(xvi)     agree or commit to take any action that is prohibited by the foregoing.

Conduct of Business by Oasis and its Subsidiaries

In general, except as previously disclosed to Whiting, expressly permitted or required by the merger agreement or applicable law or as otherwise consented to in writing by Whiting (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of the merger agreement, Oasis has agreed to, and to cause each of its subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and employees and (iii) preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

In addition, except as previously disclosed to Whiting, expressly required by the merger agreement, applicable law or as otherwise consented to in writing by Whiting (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of the merger agreement, Oasis has agreed that it will not, and will cause its subsidiaries not to:

(i)     (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Oasis or its subsidiaries, except (1) for dividends and distributions by a wholly owned subsidiary of Oasis to Oasis or another subsidiary of Oasis and (2) quarterly cash dividends of Oasis that are not greater than $70.0 million in the aggregate per quarter or (3) the Oasis special dividend, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Oasis or any of its subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Oasis or any subsidiary of Oasis, other than in the case of clause (C), (1) as required by the terms of the Oasis Warrant Agreement or (2) in respect of any equity awards outstanding as of March 7, 2022 or issued after March 7, 2022 in accordance with the terms of the merger agreement, in accordance with the terms of the Oasis Equity Plan and applicable award agreements;

(ii)     offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Oasis or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Oasis common stock as required by the terms of the Oasis Warrant Agreement or upon the vesting or lapse of any restrictions on any awards granted under the Oasis Equity Plan and outstanding on March 7, 2022, (B) the grant of Oasis RSU awards or Oasis PSU awards, in each case, under the Oasis Equity Plan in the ordinary course of business consistent with past practice to employees hired after March 7, 2022 in accordance with the merger agreement and (C) issuances by a wholly owned subsidiary of Oasis of such subsidiary’s capital stock or other equity interests to Oasis or any other wholly owned subsidiary of Oasis;

(iii)     amend or propose to amend (A) Oasis’ organizational documents or (B) the organizational documents of any of Oasis’ subsidiaries (other than ministerial changes);

(iv)     (A) merge, consolidate, combine or amalgamate with any person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) acquisitions or investments for which the consideration is less than $10.0 million in the aggregate and acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business;

(v)     sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances) or otherwise dispose of, any material portion of its assets or properties; other than (A) sales or dispositions for which the consideration is less than $5.0 million in the aggregate (including non-operating working interests so long as they are not operated by Whiting or any of its subsidiaries), (B) sales, swaps, exchanges, transfers or dispositions among Oasis and its wholly owned subsidiaries or among wholly owned subsidiaries of Oasis, (C) sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business consistent with past practice, (D) the sale of hydrocarbons in the ordinary course of business consistent with past practice or (E) swaps of assets or property, which may include cash consideration, of up to 1,000 net acres in the aggregate for all such swap transactions;

(vi)     authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Oasis or any of its subsidiaries, other than such transactions among wholly owned subsidiaries of Oasis;

(vii)     change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Oasis and its subsidiaries, except as required by GAAP, COPAS or applicable law;

(viii)     make, change or revoke any material tax election (but excluding any election that must be made periodically and is made consistent with past practice), change an annual tax accounting period, change any material tax accounting method, file any material amended tax return, enter into any material closing agreement with respect to taxes, settle or compromise any material proceeding regarding any taxes surrender any right to claim a material tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material taxes (other than the extensions of time to file tax returns);

(ix)     except as required pursuant to an existing Oasis benefit plan as in effect on March 7, 2022 or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers or employees at or above the level of vice president except as required by applicable law or as is provided to a newly hired employee as permitted under the merger agreement (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Oasis benefit plan, (C) grant or commit to grant any equity-based awards except as permitted by the merger agreement, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Oasis benefit plan which was not in existence as of March 7, 2022 (or any arrangement that would be an Oasis benefit plan if it had been in existence as of March 7, 2022), or amend or terminate any Oasis benefit plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business or (G) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee or independent contractor with an annualized base salary in excess of $250,000 (except as is reasonably necessary to replace any employee); provided, however, that it shall not be a violation of the merger agreement if any outstanding Oasis RSU award or Oasis PSU award is amended to provide for receipt of dividend equivalent rights or the equivalent thereof to the extent such award is not already entitled to such dividend equivalent rights or the equivalent thereof;

(x)     recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi)    (A) incur, create, assume, waive or release any indebtedness or guarantee any such indebtedness of any other person or (B) incur, create, assume, waive or release any encumbrances on any property or assets of Oasis or any of its subsidiaries in connection with any indebtedness thereof, other than permitted encumbrances; provided, however, that the foregoing shall not restrict the incurrence of indebtedness (1) under Oasis’ existing credit facility, or (2) the creation of any encumbrances securing any indebtedness permitted by the foregoing clause (1), so long as borrowings under Oasis’ existing credit facility do not exceed the amounts disclosed to Whiting;

(xii)     other than in the ordinary course of business consistent with past practice and other than extensions of 12 months or less of any Oasis marketing contracts on terms substantially similar to those in effect with respect to such contract on March 7, 2022, (A) enter into any contract that would be an Oasis contract if it were in effect on March 7, 2022 (other than contracts entered into in connection with certain transactions permitted by the merger agreement), or (B) modify, amend, terminate or assign, or waive or assign any rights under, any contract (other than contracts entered into in connection with certain transactions permitted by the merger agreement);

(xiii)     waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle or compromise any proceedings (excluding any proceeding in respect of taxes or any transaction litigation) except solely for monetary payments of no more than $400,000 individually or $2.0 million in the aggregate on a basis that would not (A) prevent or materially delay consummation of the merger or the transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Oasis or its subsidiaries or a finding or admission of a violation of law;

(xiv)     make or commit to make any capital expenditures that are in the aggregate greater than $325.0 million in the calendar year ended December 31, 2022, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Oasis and its subsidiaries (provided that Oasis will notify Whiting of any such emergency expenditure promptly);

(xv)     fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Oasis and its subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice; or

(xvi)     agree or commit to take any action that is prohibited by the foregoing.

Employee Matters

Pursuant to the merger agreement, each of Oasis and Whiting have agreed to cooperate in reviewing, evaluating and analyzing the Oasis benefit plans and the Whiting benefit plans with a view toward developing appropriate new employee benefit plans or maintaining appropriate Oasis benefit plans or Whiting benefit plans (in either case, the “new plans”) with respect to each employee of Oasis or any of its subsidiaries (following the closing, including, for the avoidance of doubt, employees of the surviving corporation, LLC Sub or any of its subsidiaries (collectively, “Continuing Employees”), which new plans will, to the extent permitted by applicable law, and among other things, (i) treat similarly-situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities and (ii) following the Company Merger Effective Time, not discriminate between employees who were covered by the Oasis benefit plans on the one hand, and those covered by the Whiting benefit plans, on the other hand.

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In addition, each of Oasis and Whiting have agreed that for a period of twelve months following the Company Merger Effective Time (the “Continuation Period”), Oasis will, or will cause the applicable subsidiary of Oasis, including Whiting and its subsidiaries to provide each Continuing Employee compensation and employee benefits (including severance payments and benefits) that are (i) substantially the same in the aggregate to the compensation and employee benefits to which such Continuing Employee was entitled immediately prior to the Company Merger Effective Time, (ii) substantially the same in the aggregate to the compensation and employee benefits provided to similarly-situated Continuing Employees employed by Oasis or any of its subsidiaries immediately prior to the Company Merger Effective Time, (iii) substantially the same in the aggregate to the compensation and employee benefits provided to similarly-situated Continuing Employees employed by Whiting or any of its subsidiaries immediately prior to the Company Merger Effective Time or (iv) a combination of the foregoing.

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Prior to the Company Merger Effective Time, the Oasis board and the Whiting board shall take such action as is necessary to provide that the transactions contemplated by the merger agreement are deemed to constitute a “Change in Control” or “Change of Control” for purposes of each scheduled benefit plan of Oasis and Whiting.

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Oasis will, or will cause the surviving corporation and its subsidiaries to honor their obligations under all employment, severance, change in control, retention and other agreements, if any, between Whiting or a subsidiary and a Continuing Employee, including certain scheduled Whiting benefit plans (provided that this will not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable agreements).

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The parties will, or will cause the surviving corporation, LLC Sub and their respective subsidiaries to, use reasonable best efforts to credit the Continuing Employees for purposes of vesting, eligibility, severance and benefit accrual under the corresponding new plans (other than for any purposes with respect to any defined benefit plans, retiree medical benefits or disability benefits, equity or equity based award granted after the Company Merger Effective Time or nonqualified deferred compensation plans) in which the Continuing Employees participate, for such Continuing Employee’s service with Oasis and its subsidiaries or Whiting and its subsidiaries, as applicable, to the same extent and for the same purposes that such service was taken into account under a corresponding Oasis benefit plan or Whiting benefit plan, as applicable, in effect immediately prior to the closing date, to the extent that such credit does not result in duplicate benefits or compensation.

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The parties will, or will cause the surviving corporation, LLC Sub and their respective subsidiaries to, use reasonable best efforts to waive any limitation on heath coverage of any Continuing Employee or their covered dependents due to pre-existing condition limitations, eligibility requirements and waiting periods under the applicable new plan provided to Continuing Employees, and provide credit to Continuing Employees for the plan year in which the closing date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the closing date for which payment has been made, in each case to the extent permitted by the applicable insurance plan provider and only to the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Oasis employee benefit plan or Whiting employee benefit plan, as applicable, in effect immediately prior to the closing date.

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Upon advance written request by Oasis no later than three business days prior to the closing date, Whiting will cause Whiting and its subsidiaries to take all necessary and appropriate actions to cause each 401(k) plan to be terminated and all participants to cease participating under any such 401(k) plan, in each case, no later than the business day preceding the closing date.

Notwithstanding the foregoing, nothing in the merger agreement is intended to confer upon any individual the right to remain employed for any period of time or to restrict Oasis’, the surviving entity’s, LLC Sub’s or any of their respective affiliates’ right to (i) terminate any individual’s employment at any time and for any reason, (ii) provide any person any right to employment or service with Oasis or any of its subsidiaries or any particular term or condition of employment or service or (iii) terminate, revise or amend any new plan, Oasis benefit plan, Whiting benefit plan or other employee benefit plans sponsored, maintained or contributed to by Whiting, Oasis or any of their respective affiliates.

Treatment of Oasis Equity Awards in the Merger

Each outstanding restricted stock award granted pursuant to the Oasis Equity Plan will become fully vested upon a “change in control.” The merger will constitute a “change in control” for purposes of the outstanding restricted stock awards.

Each outstanding Oasis RSU Award will remain outstanding following the merger subject to the same terms and conditions.

Pursuant to the terms of the Oasis Equity Plan and the applicable award agreements thereunder, if a “change in control” occurs prior to the end of a performance period for each outstanding Oasis LSU Award and Oasis PSU Award, then performance will be measured based on the change in control price as of the date of the change in control to determine the number of Oasis PSU Awards or Oasis LSU Awards earned. Such earned Oasis PSU Awards or Oasis LSU Awards will convert into time-based awards as of the date of the change in control and will remain outstanding and eligible to vest at the end of the applicable performance period. The merger will constitute a “change in control” for purposes of the Oasis LSU Awards and the Oasis PSU Awards.

For additional information on the treatment of Oasis equity awards, please see “The Merger — Treatment of Oasis Equity Awards in the Merger.”

Treatment of Oasis Warrants in the Merger

All of the outstanding Oasis Warrants will remain outstanding. Upon payment of the Oasis special dividend, the exercise price of Oasis Warrants will be adjusted in accordance with the terms of the Oasis Warrant Agreement.

Treatment of Whiting Equity Awards in the Merger

The merger agreement provides that each outstanding Whiting RSU Award will be assumed by Oasis and converted into the right to receive, upon vesting, the merger consideration with respect to each share of Whiting common stock subject to such Whiting RSU Award.

Effective as of the Company Merger Effective Time, each Converted RSU Award shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Whiting RSU Award immediately prior to the Company Merger Effective Time; provided that (i) one-third of each Whiting RSU Award granted in September 2020 to an executive officer of Whiting will vest immediately prior to the Company Merger Effective Time and, by virtue of the occurrence of the closing, each share of Whiting common stock issuable in respect of such vested portion will be canceled in exchange for the right to receive the merger consideration at the Company Merger Effective Time and (2) any remaining unvested portion of such award will be assumed by Oasis and converted; provided, further, that each Whiting RSU Award held by a member of the Whiting board will vest in full immediately prior to the Company Merger Effective Time and, by virtue of the closing, such award will be canceled in exchange for the right to receive, at the Company Merger Effective Time, the merger consideration with respect to each share of Whiting common stock subject to such award.

The merger agreement provides that each outstanding Whiting PSU Award will be assumed by Oasis and converted into the right to receive, upon vesting, the merger consideration with respect to each share of Whiting common stock subject to such Whiting PSU Award, with such number determined based on the greater of (1) the target number of performance stock units subject to such award and (2) actual achievement of the performance criteria applicable to such award measured based on a truncated performance period that ends immediately prior to the Company Merger Effective Time.

Effective as of the Company Merger Effective Time, each Converted PSU Award will continue to be governed by the same terms and conditions that were applicable to the corresponding Whiting PSU Award immediately prior to the Company Merger Effective Time (other than any performance-based vesting condition but including any continued service requirements).

For additional information on the treatment of Whiting equity awards, please see “The Merger —  Treatment of Whiting Equity Awards in the Merger.”

Treatment of Whiting Warrants in the Merger

All of the outstanding Whiting Warrants will be assumed by Oasis effective as of the Company Merger Effective Time on terms and conditions as nearly equivalent as may be practicable to provisions set forth in the applicable Whiting Warrant Agreement, except that (i) the number of shares of Oasis common stock subject to such assumed warrant will be equal to the product of (x) the number of shares of Whiting common stock that were subject to such warrant immediately prior to the Company Merger Effective Time, multiplied by (y) the exchange ratio, and (ii) the per-share exercise price of such assumed warrant will be equal to the quotient of (1) the exercise price per share of Whiting common stock at which such warrant was exercisable immediately prior to the Company Merger Effective Time less the cash consideration, divided by (2) the exchange ratio.

No Solicitation; Changes in Recommendation

No Solicitation by Oasis

Oasis has agreed that, from and after March 7, 2022 and until the earlier of the Company Merger Effective Time and termination of the merger agreement, Oasis and its officers and directors will, and will cause Oasis’ subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause the other representatives of Oasis and its subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a “Oasis competing proposal.” Oasis was required to immediately terminate any physical and electronic data access related to any potential Oasis competing proposal previously granted to such person.

Oasis has also agreed that, from and after March 7, 2022 and until the earlier of the Company Merger Effective Time and termination of the merger agreement, Oasis and its officers and directors will not, will cause Oasis’ subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other representatives of Oasis and its subsidiaries not to, directly or indirectly:

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initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Oasis competing proposal;

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engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of an Oasis competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Oasis competing proposal;

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furnish any information regarding Oasis or its subsidiaries, or access to the properties, assets or employees of Oasis or its subsidiaries, to any person in connection with or in response to any Oasis competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Oasis competing proposal;

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enter into any letter of intent or agreement in principle, or other agreement providing for an Oasis competing proposal (other than certain confidentiality agreements, as described below under the section entitled “— No Solicitation; Changes in Recommendation — Oasis: No Solicitation Exceptions”); or

•	submit any Oasis competing proposal to the vote of the Oasis stockholders.

Notwithstanding the foregoing, Oasis or any of its representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes an Oasis superior proposal (as defined below) and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its representatives of the restrictions described in this section “— No Solicitation; Changes in Recommendation” (without conveying, requesting or attempting to gather any other information except as otherwise permitted under Oasis’ non-solicitation covenants in the merger agreement).

From and after March 7, 2022, Oasis will promptly (and in any event within 48 hours) notify Whiting of the receipt by Oasis (either directly or indirectly) of any Oasis competing proposal or any expression of interest, inquiry, proposal or offer with respect to an Oasis competing proposal made on or after March 7, 2022 or any request for information or data relating to Oasis or any of its subsidiaries made by any person in connection with an Oasis competing proposal or any request for discussions or negotiations with Oasis or a representative of Oasis relating to an Oasis competing proposal (including the identity of such person), and Oasis will provide to Whiting promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to an Oasis competing proposal made in writing provided to Oasis or any of its subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to an Oasis competing proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Oasis will keep Whiting reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and will promptly (and in any event within 48 hours) apprise Whiting of the status of any such discussions or negotiations and will provide to Whiting as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other written materials provided to Oasis or its representatives from any person. Oasis will notify Whiting if Oasis determines to begin providing information or to engage in discussions or negotiations concerning an Oasis competing proposal, prior to providing any such information or engaging in any such discussions or negotiations.

Definition of Oasis Competing Proposal

An “Oasis competing proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Oasis or any of its subsidiaries) involving directly or indirectly:

•

any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of Oasis or any of its subsidiaries (including capital stock of or ownership interests in any subsidiary) that accounted for or generated 20% or more of Oasis’ and its subsidiaries’ assets (by fair market value), net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

•

any acquisition of beneficial ownership by any person or group of 20% or more of the outstanding shares of Oasis common stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding shares of Oasis common stock or any other securities entitled to vote on the election of directors; or

•

any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Oasis or any of its subsidiaries which is structured to permit any person or group to acquire beneficial ownership of at least 20% of Oasis’ and its subsidiaries’ assets or equity interests.

Oasis: No Solicitation Exceptions

Prior to, but not after, the time the Oasis stock issuance proposal has been approved by the Oasis stockholders, Oasis and its representatives may engage in the second and third bullets in the second paragraph of the section above titled “— No Solicitation; Changes in Recommendation — No Solicitation by Oasis” with any person if Oasis receives a bona fide written Oasis competing proposal from such person and such Oasis competing proposal did not arise in breach of the obligations described in “— No Solicitation; Changes in Recommendation — No Solicitation by Oasis”; provided, however, that:

•

no information that is prohibited from being furnished pursuant to the “no solicitation” obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by Oasis” may be furnished until Oasis receives an executed confidentiality agreement from such person, subject to certain conditions, including that the terms of such confidentiality agreement are no less favorable to Oasis in the aggregate than the terms of the Confidentiality Agreement dated April 22, 2021 between Oasis and Whiting (the “Confidentiality Agreement”) and that such confidentiality agreement does not contain provisions that prohibit Oasis from complying with the obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by Oasis”;

•

any such non-public information has previously been made available to, or is made available to, Whiting prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such person;

•

prior to taking any such actions, the Oasis board determines in good faith, after consultation with Oasis’ financial advisors and outside legal counsel, that such Oasis competing proposal is, or would reasonably be expected to lead to, an Oasis superior proposal; and

•

prior to taking any such action, the Oasis board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Oasis board to the Oasis stockholders under applicable law.

No Solicitation by Whiting

Whiting has agreed that, from and after March 7, 2022 and until the earlier of the Company Merger Effective Time and termination of the merger agreement, Whiting and its officers and directors will, and will cause Whiting’s subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause the other representatives of Whiting and its subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a “Whiting competing proposal.”

Whiting has also agreed that, from and after March 7, 2022 and until the earlier of the Company Merger Effective Time and termination of the merger agreement, Whiting and its officers and directors will not, and will cause Whiting’s subsidiaries and their respective officers and directors not to, and will use reasonable best efforts to cause the other representatives of Whiting and its subsidiaries not to, directly or indirectly:

•

initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Whiting competing proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of a Whiting competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Whiting competing proposal;

•

furnish any information regarding Whiting or its subsidiaries, or access to the properties, assets or employees of Whiting or its subsidiaries, to any person in connection with or in response to any Whiting competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Whiting competing proposal;

•

enter into any letter of intent or agreement in principle, or other agreement providing for a Whiting competing proposal (other than certain confidentiality agreements, as described below under the section entitled “— No Solicitation; Changes in Recommendation — Whiting: No Solicitation Exceptions”); or

•	submit any Whiting competing proposal to the vote of the Whiting stockholders.

Notwithstanding the foregoing, Whiting or any of its representatives may, in response to an unsolicited inquiry or proposal from a third party, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a “Whiting superior proposal” (as defined below) and inform a third party or its representatives of the restrictions described in this section “— No Solicitation; Changes in Recommendation” (without conveying, requesting or attempting to gather any other information except as specifically permitted under Whiting’s non-solicitation covenants in the merger agreement).

From and after March 7, 2022, Whiting will promptly (and in any event within 48 hours) notify Oasis of the receipt by Whiting (either directly or indirectly) of any Whiting competing proposal or any expression of interest, inquiry, proposal or offer with respect to a Whiting competing proposal made on or after March 7, 2022 or any request for information or data relating to Whiting or any of its subsidiaries made by any person in connection with a Whiting competing proposal or any request for discussions or negotiations with Whiting or a representative of Whiting relating to a Whiting competing proposal (including the identity of such person), and

Whiting will provide to Oasis promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Whiting competing proposal made in writing provided to Whiting or any of its subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Whiting competing proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Whiting will keep Oasis reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and will promptly (and in any event within 48 hours) apprise Oasis of the status of any such discussions and negotiations and will provide to Oasis as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other written materials provided to Whiting or its representatives from any person. Without limiting the foregoing, Whiting must notify Oasis if Whiting determines to begin providing information or to engage in discussions or negotiations concerning a Whiting competing proposal, prior to providing any such information or engaging in any such discussions or negotiations.

Definition of Whiting Competing Proposal

A “Whiting competing proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Oasis or any of its subsidiaries) involving directly or indirectly:

•

any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of Whiting or any of its subsidiaries (including capital stock of or ownership interests in any subsidiary) that accounted for or generated 20% or more of Whiting’s and its subsidiaries’ assets (by fair market value), net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

•

any acquisition of beneficial ownership by any person or group of 20% or more of the outstanding shares of Whiting common stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding shares of Whiting common stock or any other securities entitled to vote on the election of directors; or

•

any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Whiting or any of its subsidiaries which is structured to permit any person or group to acquire beneficial ownership of at least 20% of Whiting’s and its subsidiaries’ assets or equity interests.

Whiting: No Solicitation Exceptions

Prior to, but not after, the time the Whiting merger proposal has been approved by the Whiting stockholders, Whiting and its representatives may engage in the second and third bullets in the second paragraph of the section above titled “— No Solicitation; Changes in Recommendation — No Solicitation by Whiting” with any person if Whiting receives a bona fide written Whiting competing proposal from such person and such Whiting competing proposal did not arise in breach of the obligations described in “— No Solicitation; Changes in Recommendation — No Solicitation by Whiting”; provided, however, that:

•

no information that is prohibited from being furnished pursuant to the “no solicitation” obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by Whiting” may be furnished until Whiting receives an executed confidentiality agreement from such person, subject to certain conditions, including that the terms of such confidentiality agreement are no less favorable to Whiting in the aggregate than the terms of the Confidentiality Agreement and that such confidentiality agreement does not contain provisions that prohibit Whiting from complying with the obligations described in the section entitled “— No Solicitation; Changes in Recommendation — No Solicitation by Whiting”;

•

any such non-public information has previously been made available to, or is made available to, Oasis prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such person;

•

prior to taking any such actions, the Whiting board determines in good faith, after consultation with Whiting’s financial advisors and outside legal counsel, that such Whiting competing proposal is, or would reasonably be expected to lead to, a Whiting superior proposal; and

•

prior to taking such actions, the Whiting board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Whiting board to the Whiting stockholders under applicable law.

Oasis: Restrictions on Change of Recommendation

Subject to certain exceptions described below, the Oasis board, or any committee thereof, and its officers and directors will not, and will cause its subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other representatives of Oasis and its subsidiaries not to, directly or indirectly:

•	withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Whiting, the Oasis board recommendation;

•	fail to include the Oasis board recommendation in this joint proxy statement/prospectus;

•	Approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Oasis competing proposal;

•

publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement relating to an Oasis competing proposal (other than certain confidentiality agreements, as described above under the section entitled “— No Solicitation; Changes in Recommendation — Oasis: No Solicitation Exceptions”) (an “Oasis alternative acquisition agreement”);

•

in the case of an Oasis competing proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Oasis common stock (other than by Whiting or any of its subsidiaries), fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (i) three (3) business days prior to the date of the Oasis special meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date of the Oasis special meeting) or (ii) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

•

if an Oasis competing proposal will have been publicly announced or disclosed (other than pursuant to the foregoing bullet), fail to publicly reaffirm the Oasis board recommendation on or prior to the earlier of (i) five (5) business days after Whiting so requests in writing or (ii) three (3) business days prior to the date of the Oasis special meeting (or promptly after announcement or disclosure of such Oasis competing proposal if announced or disclosed on or after the third business day prior to the date of the Oasis special meeting); or

•	cause or permit Oasis to enter into an Oasis alternative acquisition agreement.

We refer to the taking of any of the actions described in the bullets above as an “Oasis recommendation change.”

Whiting: Restrictions on Change of Recommendation

Subject to certain exceptions described below, Whiting and its officers and directors will not, will cause its subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other representatives of Whiting and its subsidiaries not to, directly or indirectly:

•

withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Oasis and Merger Sub, the Whiting board recommendation;

•	fail to include the Whiting board recommendation in this joint proxy statement/prospectus;

•	approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Whiting competing proposal;

•

publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than certain confidentiality agreements, as described above under the section entitled “— No Solicitation; Changes in Recommendation — Whiting: No Solicitation Exceptions”) relating to a Whiting competing proposal (an “Whiting alternative acquisition agreement”);

•

in the case of a Whiting competing proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Whiting common stock (other than by Oasis or any of its subsidiaries), fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (i) three (3) business days prior to the date of the Whiting special meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date of the Whiting special meeting) or (ii) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

•

if a Whiting competing proposal will have been publicly announced or disclosed (other than pursuant to the foregoing bullet), fail to publicly reaffirm the Whiting board recommendation on or prior to the earlier of (i) five (5) business days after Oasis so requests in writing or (ii) three (3) business days prior to the date of the Whiting special meeting (or promptly after announcement or disclosure of such Whiting competing proposal if announced or disclosed on or after the third business day prior to the date of the Whiting special meeting); or

•	cause or permit Whiting to enter into a Whiting alternative acquisition agreement.

We refer to the taking of any of the actions described in the bullets above as a “Whiting recommendation change.”

Oasis: Permitted Changes of Recommendation in Connection with Superior Proposals

Prior to, but not after, the time the Oasis stock issuance proposal has been approved by the Oasis stockholders, in response to a bona fide written Oasis competing proposal from a third party that was not solicited at any time following the execution of the merger agreement and did not arise in breach of the obligations set forth in Oasis’ non-solicitation covenants, if the Oasis board so chooses, the Oasis board may effect an Oasis change of recommendation if:

•	the Oasis board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Oasis competing proposal is an Oasis superior proposal;

•

the Oasis board determines in good faith, after consultation with its outside legal counsel, that the failure to effect an Oasis recommendation change in response to such Oasis superior proposal would be inconsistent with the fiduciary duties owed by the Oasis board to the Oasis stockholders under applicable law;

•

Oasis provides Whiting written notice of such proposed action and the basis therefore four (4) business days in advance, which notice will set forth in writing that the Oasis board intends to consider whether to take such action and includes a copy of the available proposed Oasis competing proposal and any applicable transaction and financing documents;

•

after giving such notice and prior to effecting such Oasis recommendation change, Oasis will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Whiting (to the extent Whiting wishes to negotiate) to make such adjustments or revisions to the terms of the merger agreement as would permit the Oasis not to effect an Oasis recommendation change in response thereto; and

•

at the end of the four (4) business day period, prior to taking action to effect an Oasis recommendation change, the Oasis board takes into account any adjustments or revisions to the terms of the merger agreement proposed by Whiting in writing and any other information offered by Whiting in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Oasis competing proposal remains an Oasis superior proposal and, after consultation with its outside legal counsel, that the failure to effect an Oasis recommendation change in response to such Oasis superior proposal would be inconsistent with the fiduciary duties owed by the Oasis board to the Oasis stockholders under applicable law, provided that in the event of any material changes regarding any Oasis superior proposal (it being understood that any amendment or modification to the economic terms of any such Oasis superior proposal will be deemed material), Oasis will be required to deliver a new written notice to Whiting and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two (2) business days; provided, further, that any such new written notice will in no event shorten the original four (4) business day notice period.

Definition of Oasis Superior Proposal

A “Oasis superior proposal” means a bona fide written proposal that is not solicited after March 7, 2022 and is made after March 7, 2022 by any person or group (other than Whiting or any of its subsidiaries) to acquire, directly or indirectly, (i) businesses or assets of Oasis or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of Oasis’ and its subsidiaries’ net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, respectively, or (ii) more than 50% of the outstanding shares of Oasis common stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Oasis board, after consultation with Oasis’ financial advisors:

•

if consummated, would result in a transaction more favorable to Oasis stockholders from a financial point of view than the Company Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of the merger agreement offered by Whiting in response to such proposal or otherwise);

•

is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the Oasis board; and

•	for which, if applicable, financing is fully committed or determined in good faith to be available by the Oasis board.

Oasis: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to, but not after, the time the Oasis stock issuance proposal has been approved by the Oasis stockholders, in response to an Oasis intervening event (as defined below) that occurs or arises after the execution of the merger agreement and that did not arise from or in connection with a breach of the merger agreement by Oasis, Oasis may, if the Oasis board so chooses, effect an Oasis change of recommendation if:

•	the Oasis board determines in good faith, after consultation with its financial advisors and outside legal counsel, that an Oasis intervening event has occurred;

•

the Oasis board determines in good faith, after consultation with its outside legal counsel, that the failure to effect an Oasis recommendation change in response to such Oasis intervening event would be inconsistent with the fiduciary duties owed by the Oasis board to the Oasis stockholders under applicable law;

•

Oasis provides Whiting written notice of such proposed action and the basis therefore four (4) business days in advance, which notice will set forth in writing that the Oasis board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Oasis intervening event;

•

after giving such notice and prior to effecting such Oasis recommendation change, Oasis will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with Whiting (to the extent Whiting wishes to negotiate) to make such adjustments or revisions to the terms of the merger agreement as would permit the Oasis board not to effect an Oasis recommendation change in response thereto; and

•

at the end of the four (4) business day period, prior to taking action to effect an Oasis recommendation change, the Oasis board takes into account any adjustments or revisions to the terms of the merger agreement proposed by Whiting in writing and any other information offered by Whiting in response to the notice, and determines in good faith, after consultation with its outside legal counsel, that the failure to effect an Oasis recommendation change in response to such Oasis intervening event would be inconsistent with the fiduciary duties owed by the Oasis board to the Oasis stockholders under applicable law, provided that in the event of any material changes regarding any Oasis intervening event, Oasis will be required to deliver a new written notice to Whiting and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two (2) business days; provided, further, that any such new written notice will in no event shorten the original four (4) business day notice period.

Definition of Oasis Intervening Event

A “Oasis intervening event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Oasis that occurs or arises after March 7, 2022 that was not known to or reasonably foreseeable by the Oasis board as of March 7, 2022 (or if known, the magnitude or material consequences of which were not known by the Oasis board as of March 7, 2022); provided, however, that in no event shall (i) the receipt, existence or terms of an Oasis competing proposal or Whiting competing proposal, or any matter relating thereto or of consequence thereof or (ii) any changes in the market price or trading volume of Oasis’ stock or Whiting’s stock or any other securities of Oasis or Whiting, or the fact that Oasis or Whiting meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however, the underlying cause or any of the foregoing may constitute an Oasis intervening event), constitute an Oasis intervening event.

Whiting: Permitted Changes of Recommendation in Connection with Superior Proposals

Prior to, but not after, the time the Whiting merger proposal has been approved by the Whiting stockholders, in response to a bona fide written Whiting competing proposal from a third party that was not solicited at any time following the execution of the merger agreement and did not arise in breach of the obligations set forth Whiting’s non-solicitation covenants, if the Whiting board so chooses, the Whiting board may effect a Whiting change of recommendation if:

•	the Whiting board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Whiting competing proposal is a Whiting superior proposal;

•

the Whiting board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Whiting recommendation change in response to such Whiting superior proposal would be inconsistent with the fiduciary duties owed by the Whiting board to the Whiting stockholders under applicable law;

•

Whiting provides Oasis written notice of such proposed action and the basis therefore four (4) business days in advance, which notice will set forth in writing that the Whiting board intends to consider whether to take such action and includes a copy of the available proposed Whiting competing proposal and any applicable transaction and financing documents;

•

after giving such notice and prior to effecting such Whiting recommendation change, Whiting will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with Oasis (to the extent Oasis wishes to negotiate) to make such adjustments or revisions to the terms of the merger agreement as would permit the Whiting board not to effect a Whiting recommendation change in response thereto; and

•

at the end of the four (4) business day period, prior to taking action to effect a Whiting recommendation change, the Whiting board takes into account any adjustments or revisions to the terms of the merger agreement proposed by Oasis in writing and any other information offered by Oasis in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Whiting competing proposal remains a Whiting superior proposal and, after consultation with its outside legal counsel, that the failure to effect a Whiting recommendation change in response to such Whiting superior proposal would be inconsistent with the fiduciary duties owed by the Whiting board to the Whiting stockholders under applicable law, provided that in the event of any material changes regarding any Whiting superior proposal (it being understood that any amendment or modification to the economic terms of any such Whiting superior proposal will be deemed material), Whiting will be required to deliver a new written notice to Oasis and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two (2) business days; provided, further, that any such new written notice will in no event shorten the original four (4) business day notice period.

Definition of Whiting Superior Proposal

An “Whiting superior proposal” means a bona fide written proposal that is not solicited after March 7, 2022 and is made after March 7, 2022 by any person or group (other than Oasis or any of its subsidiaries) to acquire, directly or indirectly, (i) businesses or assets of Whiting or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of Whiting’s and its subsidiaries’ net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, respectively, or (ii) more than 50% of the aggregate outstanding shares of Whiting common stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Whiting board, after consultation with Whiting’s financial advisors:

•

if consummated, would result in a transaction more favorable to Whiting stockholders from a financial point of view than the Company Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of the merger agreement offered by Oasis in response to such proposal or otherwise);

•

is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the Whiting board; and

•	for which, if applicable, and after considering all other factors the Whiting board deems relevant.

Whiting: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to, but not after, the time the Whiting merger proposal has been approved by the Whiting stockholders, in response to a Whiting intervening event (as defined below) that occurs or arises after the execution of the merger agreement and that did not arise from or in connection with a breach of the merger agreement by Whiting, Whiting may, if the Whiting board so chooses, effect a Whiting change of recommendation; provided that such a Whiting recommendation change if:

•	the Whiting board determines in good faith, after consultation with its financial advisors and outside legal counsel, that a Whiting intervening event has occurred;

•

the Whiting board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Whiting recommendation change in response to such Whiting intervening event would be inconsistent with the fiduciary duties owed by the Whiting board to the Whiting stockholders under applicable law;

•

Whiting provides Oasis written notice of such proposed action and the basis therefore four (4) business days in advance, which notice will set forth in writing that the Whiting board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Whiting intervening event;

•

after giving such notice and prior to effecting such Whiting recommendation change, Whiting will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with Oasis (to the extent Oasis wishes to negotiate) to make such adjustments or revisions to the terms of the merger agreement as would permit the Whiting board not to effect a Whiting recommendation change in response thereto; and

•

at the end of the four (4) business day period, prior to taking action to effect a Whiting recommendation change, the Whiting board takes into account any adjustments or revisions to the terms of the merger agreement proposed by Oasis in writing and any other information offered by Oasis in response to the notice, and determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Whiting recommendation change in response to such Whiting intervening event would be inconsistent with the fiduciary duties owed by the Whiting board to the Whiting stockholders under applicable law, provided that in the event of any material changes regarding any Whiting intervening event, Whiting will be required to deliver a new written notice to Oasis and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two (2) business days; provided, further, that any such new written notice will in no event shorten the original four (4) business day notice period.

Definition of Whiting Intervening Event

An “Whiting intervening event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Whiting that occurs or arises after March 7, 2022 that was not known to or reasonably foreseeable by the Whiting board as of March 7, 2022 (or if known, the magnitude or material consequences of which were not known by the Whiting board as of March 7, 2022); provided, however, that in no event shall (i) the receipt, existence or terms of a Whiting competing proposal or Oasis competing proposal, or any matter relating thereto or of consequence thereof or (ii) any changes the market price or trading volume of Whiting’s stock or Oasis’ stock or any other securities of Whiting or Oasis, or the fact that Whiting or Oasis meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause or any of the foregoing may constitute a Whiting intervening event), constitute a Whiting intervening event.

Oasis: Confidentiality and Standstill Agreements

From March 7, 2022 and continuing until the earlier of the Company Merger Effective Time and the termination of the merger agreement, Oasis has agreed not to (and it will cause its subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its subsidiaries is a party. However, prior to, but not after, the time the Oasis stock issuance proposal has been approved by the Oasis stockholders, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Oasis board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make an Oasis competing proposal, on a confidential basis, to the Oasis board and communicate such waiver to the applicable third party. Oasis must advise Whiting at least two (2) business days prior to taking such action.

Whiting: Confidentiality and Standstill Agreements

From March 7, 2022 and continuing until the earlier of the Company Merger Effective Time and the termination of the merger agreement, Whiting has agreed not to (and it will cause its subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its subsidiaries is a party. However, prior to, but not after, the time the Whiting merger proposal has been approved by the Whiting stockholders, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Whiting board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Whiting competing proposal, on a confidential basis, to the Whiting board and communicate such waiver to the applicable third party. Whiting must advise Oasis at least two (2) business days prior to taking such action.

Certain Permitted Disclosure

The Oasis board and the Whiting board may, after consultation with their respective outside legal counsels, make such disclosures as the Oasis board or the Whiting board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in this joint proxy statement/prospectus by applicable U.S. federal securities laws. However, if such disclosure has the effect of withdrawing or adversely modifying the recommendation of the Oasis board or the Whiting board, as applicable, such disclosure will be deemed an Oasis recommendation change or a Whiting recommendation change, as applicable, and the non-disclosing party will have the right to terminate the merger agreement as set forth below in the section entitled “— Termination of the Merger Agreement.”

Efforts to Close the Merger, HSR and Other Regulatory Approvals

Except to the extent that the parties’ obligations are limited by the merger agreement, the parties have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper, or advisable to consummate and make effective, promptly, the merger and the transactions.

In furtherance of the foregoing, Oasis and Whiting have agreed to use their reasonable best efforts to (i) promptly prepare and file all forms and other submissions required to be filed with any governmental entity prior to the consummation of the transactions, (ii) obtain (and cooperate with each other in obtaining) any consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any governmental entity required to be obtained or made by Oasis, Whiting or any of their respective subsidiaries in connection with or that are necessary to consummate the transactions and (iii) defend any proceedings challenging the merger agreement or the consummation of the transactions, including seeking to have any stay or temporary restraining order entered by any governmental entity vacated or reversed. Notwithstanding the foregoing or anything to the contrary in the merger agreement, in no event shall Whiting, Oasis or any of their respective affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such person’s authorization, approval, consent or waiver to effectuate the transactions. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the transactions, the parties will cooperate with each other and use their respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions. Additionally, neither Whiting nor Oasis will take any action after the date of the merger agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, clearance, authorization, order or approval from any governmental entity necessary to be obtained prior to closing.

Oasis and Whiting shall also:

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each keep the other apprised of the status of matters relating to the completion of the transactions and work cooperatively in connection with obtaining all required consents, clearances, authorizations, orders or approvals of, or any exemptions by, any governmental entity;

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promptly consult with the other party with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or its counsel) copies of), all filings, notices or other submissions made by such party with any governmental entity or any other information supplied by such party to, or correspondence with, a governmental entity in connection with the merger agreement and the transactions;

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promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any material communication from any governmental entity regarding the transactions;

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permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication with any such governmental entity;

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if either party or any representative thereof receives a request for additional information or documentary material from any governmental entity with respect to the transactions, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party, an appropriate response in substantial compliance with such request; and

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refrain from participating in any meeting or teleconference with any governmental entity where material issues would be reasonable be discussed in connection with the merger agreement and the transactions unless it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate thereat.

To the extent any materials are provided in connection with the reasonable best efforts, HSR or other approvals section of the merger agreement, such materials may be redacted (i) to remove reference concerning the valuation of Whiting, Oasis, the transactions or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

Efforts to Hold the Oasis and Whiting Special Meetings

Oasis Special Meeting

Oasis has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Oasis to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Oasis stock issuance proposal and the Oasis charter amendment proposal by Oasis stockholders, to be held as promptly as practicable after the clearance of this joint proxy statement/prospectus by the SEC and the registration statement, of which this joint proxy statement/prospectus forms a part, being declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Unless there has been an Oasis recommendation change in accordance with the terms of the merger agreement, the Oasis board must recommend that the Oasis stockholders vote in favor of the Oasis stock issuance proposal and the Oasis charter amendment at the Oasis special meeting and the Oasis board must solicit from Oasis stockholders proxies in favor of the Oasis stock issuance proposal and the Oasis charter amendment, and this joint proxy statement/prospectus is required to include such recommendation of the Oasis board.

Oasis (i) will be required to adjourn or postpone the Oasis special meeting to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to the Oasis stockholders or if, as of the time the Oasis special meeting is scheduled, there are insufficient shares of Oasis common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Oasis special meeting, and (ii) may adjourn or postpone the Oasis special meeting if, as of the time for which the Oasis special meeting is scheduled, there are insufficient shares of Oasis common stock represented (either in person or by proxy) to obtain the approval of the Oasis stock issuance proposal and the Oasis charter amendment proposal.

Notwithstanding the foregoing, the Oasis special meeting will not be adjourned or postponed to a date that is more than 15 business days after the immediately preceding date for which the Oasis special meeting was previously scheduled (though the Oasis special meeting shall be adjourned or postponed every time the circumstances described in (i) exist, and may be adjourned or postponed every time the circumstances described in (ii) exist) or to a date on or after October 4, 2022.

If requested by Whiting, Oasis will promptly provide all voting tabulation reports relating to the Oasis special meeting and will otherwise keep Whiting reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Oasis stockholders with respect thereto. Unless there has been an Oasis recommendation change, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Oasis stockholders or any other person to prevent the approval of the Oasis stock issuance proposal and the Oasis charter amendment proposal by Oasis stockholders.

Once Oasis has established the Oasis record date, Oasis may not change the Oasis record date or establish a different record date for the Oasis special meeting without the prior written consent of Whiting (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or its organizational documents or in connection with a postponement or adjournment of the Oasis special meeting permitted pursuant to the merger agreement. Oasis has agreed that its obligations to call, give notice of, convene and hold the Oasis special meeting will not be affected by the making of an Oasis recommendation change and such obligations will not be affected by the commencement, announcement, disclosure, or communication to Oasis of any Oasis competing proposal or other proposal or the occurrence or disclosure of any Oasis intervening event.

Whiting Special Meeting

Whiting has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Whiting to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Whiting merger proposal by Whiting stockholders, to be held as promptly as practicable after the clearance of this joint proxy statement/prospectus by the SEC and a registration statement, of which this joint proxy statement/prospectus forms a part, being declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Unless there has been a Whiting recommendation change in accordance with the merger agreement, the Whiting board must recommend that the Whiting stockholders vote in favor of the Whiting merger proposal, the Whiting merger compensation advisory proposal, the Whiting director election proposal and the Whiting annual compensation advisory proposal and the Whiting board must solicit from Whiting stockholders proxies in favor of the Whiting merger proposal, and this joint proxy statement/prospectus is required to include such recommendation of the Whiting board.

Whiting (i) will be required to adjourn or postpone the Whiting special meeting to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to the Whiting stockholders or if, as of the time the Whiting special meeting is scheduled, there are insufficient shares of Whiting common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Whiting special meeting, and (ii) may adjourn or postpone the Whiting special meeting if, as of the time for which the Whiting special meeting is scheduled, there are insufficient shares of Whiting common stock represented (either in person or by proxy) to obtain the approval of the Whiting merger proposal. Notwithstanding the foregoing, the Whiting special meeting will not be adjourned or postponed to a date that is more than 15 business days after the immediately preceding date for which the Whiting special meeting was previously scheduled (though the Whiting special meeting shall be adjourned or postponed every time the circumstances described in (i) exist, and may be adjourned or postponed every time the circumstances described in (ii) exist) or to a date on or after October 4, 2022.

If requested by Oasis, Whiting will promptly provide all voting tabulation reports relating to the Whiting special meeting and will otherwise keep Oasis reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Whiting stockholders with respect thereto. Unless there has been a Whiting recommendation change, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Whiting stockholders or any other person to prevent the approval of the Whiting merger proposal by the Whiting stockholders.

Once Whiting has established a record date for the Whiting special meeting, Whiting may not change such record date or establish a different record date for the Whiting special meeting without the prior written consent of Oasis (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or its organizational documents or in connection with a postponement or adjournment of the Whiting special meeting permitted pursuant to the merger agreement.

Timing of Special Meetings

Oasis and Whiting are required to cooperate and use their reasonable best efforts to set the record dates for and hold the Oasis special meeting and the Whiting special meeting on the same day at approximately the same time.

Indemnification and Insurance

Oasis and the surviving corporation have agreed to, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Oasis or Whiting, as applicable, immediately prior to March 7, 2022, each person who is now, or has been at any time prior to March 7, 2022 or who becomes, prior to the Company Merger Effective Time, an officer, director of Oasis, Whiting or any of their respective subsidiaries or who acts as a fiduciary under any employee benefit plan or is or was serving at the request of Oasis, Whiting or any of their respective subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, in each case, when acting in such capacity (whom are referred to herein as the “indemnified persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened proceeding to which such indemnified person is a party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was an officer or director of Oasis, Whiting or any of their respective subsidiaries, a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Oasis or Whiting or is or was serving at the request of Oasis, Whiting or any of their respective subsidiaries as an officer, director, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Company Merger Effective Time and whether asserted or claimed prior to, at or after the Company Merger Effective Time (which liabilities are referred to herein as “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions, in each case to the fullest extent permitted under applicable law (and Oasis and the surviving corporation will, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of Whiting’s regularly engaged legal counsel or other counsel satisfactory to them, in advance of the final disposition of any such proceeding to each indemnified person to the fullest extent permitted under applicable law).

Until the six-year anniversary date of the Company Merger Effective Time, none of Oasis, the surviving corporation or LLC Sub will amend, repeal or otherwise modify any provision in the organizational documents of the surviving corporation, LLC Sub or their subsidiaries in any manner that would affect adversely the rights of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Oasis and the surviving corporation and its subsidiaries will fulfill and honor any indemnification, expense advancement, or exculpation agreements between Oasis, Whiting or any of their respective subsidiaries and any of their respective officers, directors existing and in effect immediately prior to the Company Merger Effective Time.

Oasis and the surviving corporation will cause to be put in place, and Oasis will fully prepay immediately prior to the Company Merger Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the Company Merger Effective Time from an insurance carrier with the same or better credit rating as Whiting’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Whiting’s existing policies subject to a premium cap, with respect to matters, acts or omissions existing or occurring at, prior to, or after the Company Merger Effective Time.

Oasis Charter Amendment

The merger agreement contemplates, among other things, the amendment of the Oasis certificate of incorporation to increase the number of authorized shares of Oasis common stock from 60,000,000 shares to 120,000,000 shares. Pursuant to the terms of the merger agreement, if the Oasis charter amendment proposal is approved, Oasis has agreed to adopt the Oasis charter amendment prior to the Company Merger Effective Time. For the avoidance of doubt, the approval of the Oasis charter amendment proposal by the holders of Oasis common stock is not a condition to the closing of the merger or otherwise required to effectuate the merger.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including, among other things, covenants relating to:

•	cooperation between Oasis and Whiting in the preparation of this joint proxy statement/prospectus;

•	access by each party to certain information about the other party during the period prior to the earlier of the Company Merger Effective Time or termination of the merger agreement, as applicable;

•	cooperation between Oasis and Whiting in connection with public announcements;

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taking all reasonable steps within each party’s control to exempt (or ensure the continued exemption of) the merger and the transactions from the takeover laws of any state that purport to apply to the merger agreement or the transactions;

•	certain employee matters;

•	public announcements;

•	requirements of Section 16(a) of the Exchange Act;

•	absence of control of the other parties’ businesses;

•	cooperation between Oasis and Whiting in the defense or settlement of any stockholder litigation relating to the transactions;

•	transfer taxes;

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delisting of shares of Whiting common stock on the NYSE and listing of the shares of Oasis common stock to be issued pursuant to the Company Merger on the NASDAQ prior to the Company Merger Effective Time;

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the declaration and payment of dividends in respect of shares of Oasis common stock and Whiting common stock and the record and payment dates relating thereto, so that no holder of shares of Whiting common stock shall receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable shares of Whiting common stock or Oasis common stock received as merger consideration;

•	the allocation of Oasis common stock in order to satisfy any outstanding general unsecured claims in connection with Whiting’s Chapter 11 Bankruptcy Plan;

•	The prepayment of Whiting’s existing credit facility;

•	Whiting’s level of minimum liquidity, including cash on hand or undrawn capacity under Whiting’s existing credit facility;

•	certain tax matters, including the cooperation to obtain tax opinions regarding the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	cooperation regarding the amendment or novation of Whiting’s derivative contracts and compliance with hedging requirements under Whiting’s existing credit facility and Oasis’ existing credit facility.

Conditions to Completion of the Merger

The obligations of Oasis and Whiting to consummate the merger are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

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(i) approval of the Whiting merger proposal by the Whiting stockholders shall have been obtained and (ii) approval of the Oasis stock issuance proposal by the Oasis stockholders shall have been obtained;

•	any waiting period applicable to the transactions under the HSR Act shall have been terminated or shall have expired;

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no governmental entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the transactions, including the Company Merger, and no law shall have been adopted that makes consummation of the transactions, including the Company Merger, illegal or otherwise prohibited;

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the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Oasis in connection with the issuance of shares of Oasis common stock in the Company Merger shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order;

•	the shares of Oasis common stock to be issued pursuant to the merger shall have been authorized for listing on NASDAQ, upon official notice of issuance; and

•	The Oasis special dividend shall have been declared in accordance with the merger agreement.

The obligation of Whiting to consummate the merger is also subject to the satisfaction, or waiver by Whiting, of the following additional conditions:

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the accuracy of the representations and warranties of Oasis, Merger Sub and LLC Sub set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of March 7, 2022 and as of the closing date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Whiting’s receipt of an officer’s certificate from Oasis to that effect;

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performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the merger agreement by Oasis, Merger Sub and LLC Sub prior to the Company Merger Effective Time, and Whiting’s receipt of an officer’s certificate from Oasis to that effect; and

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receipt of an opinion from K&E, counsel to Whiting (or other legal counsel selected by Whiting and reasonably satisfactory to Oasis), to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligation of Oasis, Merger Sub and LLC Sub to consummate the merger is also subject to the satisfaction, or waiver by Oasis, of the following additional conditions:

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the accuracy of the representations and warranties of Whiting set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of March 7, 2022 and as of the closing (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Oasis’ receipt of an officer’s certificate from Whiting to that effect;

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performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the merger agreement by Whiting prior to the Company Merger Effective Time, and Oasis’ receipt of an officer’s certificate from Whiting to that effect; and

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receipt of an opinion from Vinson & Elkins, counsel to Oasis (or other legal counsel selected by Oasis and reasonably satisfactory to Whiting), to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

As further discussed under the section entitled “Risk Factors,” neither Oasis nor Whiting can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement

Oasis and Whiting may mutually agree in writing to terminate the merger agreement before consummating the Company Merger, even after approval of the Oasis stock issuance proposal by the Oasis stockholders and of the Whiting merger proposal by the Whiting stockholders has been obtained.

In addition, either Oasis or Whiting may terminate the merger agreement if:

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any governmental entity having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such order, decree, ruling or injunction or other action shall have become final and non-appealable, or if there shall be adopted any law that permanently makes consummation of the merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate the merger agreement under this bullet shall not be available to any party whose failure to fulfill any covenant or agreement pursuant to the merger agreement has been the primary cause of or resulted in the action or event described in this bullet occurring;

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the consummation of the merger has not occurred on or before the outside date; provided that the right to terminate the merger agreement under this bullet shall not be available to any party whose failure to fulfill any covenant or agreement pursuant to the merger agreement has been the primary cause of or resulted in the failure of the merger to occur on or before such date;

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the other party has caused a breach of any representation, warranty, covenant or other agreement contained in the merger agreement, which would give rise to the failure of certain conditions to the merger, if it was continuing as of the closing and such breach is not curable prior to the outside date or, if curable prior to the outside date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching party of such breach and (ii) two (2) business days prior to the outside date; provided, however, that the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the merger agreement (a “terminable breach”); provided, however, that the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the merger agreement; or

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the approval of the Whiting merger proposal by the Whiting stockholders shall not have been obtained upon a vote at a duly held Whiting special meeting; or the approval of the Oasis stock issuance proposal by the Oasis stockholders shall not have been obtained upon a vote at a duly held Oasis special meeting.

In addition, the merger agreement may be terminated under the following circumstances:

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by Oasis, prior to, but not after, the time the Whiting stockholders approve the Whiting merger proposal, if the Whiting board or a committee thereof has effected a Whiting recommendation change (whether or not such Whiting recommendation change is permitted by the merger agreement); and

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by Whiting, prior to, but not after, the time the Oasis stockholders approve the Oasis stock issuance proposal, if the Oasis board or a committee thereof has effected an Oasis recommendation change (whether or not such Oasis recommendation change is permitted by the merger agreement).

Expenses and Termination Fees Relating to the Termination of the Merger Agreement

Termination Fees Payable by Oasis

The merger agreement requires Oasis to pay Whiting a termination fee of $98.0 million if:

•	Whiting terminates the merger agreement following an Oasis recommendation change as described above in the section entitled “— Termination of the Merger Agreement”; or

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(i)(a) either party terminates the merger agreement because the Oasis stockholder approval is not obtained and on or before the date of any such termination an Oasis competing proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven (7) business days prior to the Oasis special meeting or (b) Oasis terminates the merger agreement following the outside date at a time when Whiting would be permitted to terminate the merger agreement due to a terminable breach by Oasis or Whiting terminates the merger agreement due to a terminable breach by Oasis and on or before the date of any such termination an Oasis competing proposal shall have been announced, disclosed or otherwise communicated to the Oasis board and not withdrawn without qualification at least seven (7) business days prior to the date of such termination and (ii) within twelve (12) months after the date of such termination, Oasis enters into a definitive agreement with respect to an Oasis competing proposal (or publicly approves or recommends to the Oasis stockholders or otherwise does not oppose, in the case of a tender or exchange offer, an Oasis competing proposal) or consummates an Oasis competing proposal (defined for the purpose of this clause (ii) with all references to 20% in the definition of Oasis competing proposal (found of page 193) being replaced with “50%”).

In no event shall Oasis be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Whiting

The merger agreement requires Whiting to pay Oasis a termination fee of $98.0 million, if:

•	Oasis terminates the merger agreement following a Whiting recommendation change as described above in the section entitled “— Termination of the Merger Agreement”;

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(i)(a) either party terminates the merger agreement because the required Whiting stockholder approval is not obtained, and on or before the date of any such termination a Whiting competing proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven (7) business days prior to the Whiting special meeting or (b) Whiting terminates the merger agreement following the outside date at a time when Oasis would be permitted to terminate the merger agreement due to a terminable breach by Whiting or Oasis terminates the merger agreement due to a terminable breach by Whiting on or before the date of any such termination a Whiting competing proposal shall have been announced, disclosed or otherwise communicated to the Whiting board and not withdrawn without qualification at least seven (7) business days prior to the date of such termination and (ii) within twelve (12) months after the date of such termination, Whiting enters into a definitive agreement with respect to a Whiting competing proposal (or publicly approves or recommends to the Whiting stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Whiting competing proposal) or consummates a Whiting competing proposal (defined for the purpose of this clause (ii) with all references to 20% in the definition of Whiting competing proposal (found of page 195) being replaced with “50%”).

In no event shall Whiting be required to pay the termination fee on more than one occasion.

Expenses

Each of Oasis and Whiting shall pay its own expenses incident to preparing for, entering into and carrying out the merger agreement and the consummation of the transactions contemplated thereby, whether or not the merger shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the merger shall be borne equally by Oasis and Whiting.

No Third Party Beneficiaries

Nothing in the merger agreement, express or implied, is intended to or confers upon any person other than Oasis, Whiting, Merger Sub and LLC Sub any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement, except:

•	from and after the Company Merger Effective Time, the rights of the holders of shares of Whiting common stock to receive the merger consideration; and

•	from and after the Company Merger Effective Time, the rights of the indemnified persons to enforce the obligations described under “ — Indemnification and Insurance.”

Amendments and Waivers

Subject to applicable law, (i) any provision of the merger agreement may be amended by written agreement of each of the parties; provided that, once adopted by the Whiting stockholders, no amendments to the merger agreement which by law would require further approval by the Whiting stockholders shall be made without first obtaining such further approval, and (ii) either party may waive the other party’s compliance with the terms of the merger agreement.

Specific Performance

In addition to any other remedy that may be available to each party under the terms of the merger agreement, at law or in equity, including monetary damages, prior to the termination of the merger agreement, each of the parties will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Governing Law

The merger agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

INFORMATION ABOUT OASIS

Oasis is an independent exploration and production company with quality and sustainable long-lived assets in the Williston Basin. Oasis is a Delaware corporation with principal executive offices located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002. Its telephone number at that address is (281) 404-9500. Oasis common stock is listed on the NASDAQ under the symbol “OAS.” Additional information about Oasis and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT WHITING

Whiting is a Denver-based independent oil and gas company engaged in development, production, acquisition and exploration activities primarily in the Rocky Mountains region of the United States. Whiting’s principal executive offices are located at 1700 Lincoln Street, Suite 4700, Denver, Colorado 80203. Its telephone number is (303) 837-1661. Shares of Whiting’s common stock are traded on the NYSE under the symbol “WLL.” Additional information about Whiting and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See also “Where You Can Find More Information.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated combined financial statements and accompanying notes reflect the pro forma effects of the following transactions.

1.

On March 7, 2022, Oasis entered into the merger agreement with Whiting. Under the terms of the merger agreement, Whiting stockholders will receive 0.5774 shares of Oasis common stock and $6.25 in cash for each share of Whiting common stock owned. Pursuant to the terms of the merger agreement, prior to the Company Merger Effective Time and subject to applicable law, Oasis will declare and set record and payment dates for a special dividend to holders of Oasis common stock of $15.00 per share, the payment of which is contingent upon the consummation of the Company Merger.

2.

On February 1, 2022, OMP and OMP GP LLC (“OMP GP”) completed their previously announced merger with Crestwood pursuant to the terms of the OMP Merger Agreement. In accordance with the OMP Merger Agreement, Oasis sold to Crestwood its entire ownership of OMP common units and all of the limited liability company interests of OMP GP in exchange for $160.0 million in cash and 20,985,668 common units of Crestwood, which represented approximately 21% of Crestwood’s issued and outstanding common units as of February 1, 2022. In addition, Oasis and Crestwood executed a director nomination agreement pursuant to which Oasis appointed two directors to the Board of Directors of Crestwood GP LLC (“Crestwood GP”), a Delaware limited liability company and the general partner of Crestwood.

Oasis has the ability to exercise significant influence over Crestwood based upon its ownership in Crestwood and its representation on the Board of Directors of Crestwood GP. Accordingly, Oasis has determined its investment in Crestwood is subject to the equity method of accounting and has elected the fair value option under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825-10, Financial Instruments (“ASC 825-10”) to account for the equity method investment.

3.

On October 21, 2021, Oasis completed its acquisition of approximately 95,000 net acres in the Williston Basin, effective April 1, 2021, from QEP for total cash consideration, after purchase price adjustments, of $585.8 million. Oasis funded the Williston Basin Acquisition with cash on hand, including proceeds from the Permian Basin Sale (defined below) and the issuance on June 9, 2021 of the Senior Notes.

4.

Oasis completed a series of transactions during the second quarter of 2021 to divest all of its E&P assets in the Permian Basin for total cash consideration, after purchase price adjustments, of $372.3 million (the “Permian Basin Sale”). Oasis first divested certain wellbore interests in the Permian Basin to separate buyers for total cash proceeds of $30.0 million. On June 29, 2021, Oasis completed the sale of its remaining E&P assets in the Permian Basin, effective March 1, 2021, to Percussion Petroleum Operating II, LLC for cash proceeds, after purchase price adjustments, of $342.3 million and up to three earn-out payments of $25.0 million per year in each of 2023, 2024 and 2025.

The unaudited pro forma condensed consolidated combined balance sheet at March 31, 2022 was prepared as if the merger had occurred on March 31, 2022. The OMP Merger, the Williston Basin Acquisition, the issuance of the Senior Notes and the Permian Basin Sale were included in Oasis’ historical consolidated balance sheet as of March 31, 2022. The unaudited pro forma condensed consolidated combined statements of operations for the three months ended March 31, 2022 and for the year ended December 31, 2021 were prepared as if the merger, the OMP Merger, the Williston Basin Acquisition, the issuance of the Senior Notes and the Permian Basin Sale had occurred on January 1, 2021. Oasis’ historical audited statement of operations for the year ended December 31, 2021 included the effects of (i) the Williston Basin Acquisition from October 21, 2021 through December 31,2021; (ii) the issuance of the Senior Notes from June 9, 2021 through December 31, 2021; and (iii) the Permian Basin Sale from January 1, 2021 through June 29, 2021. In addition, the OMP Merger represented a strategic shift for Oasis and qualified as a discontinued operation in accordance with FASB ASC 205-20, Presentation of financial statements – Discontinued Operations (“ASC 205-20”). Accordingly, the results of operations of OMP for the period prior to closing on February 1, 2022 were classified as discontinued operations in Oasis’ historical condensed consolidated statement of operations for the three months ended March 31, 2022 and Oasis’ historical audited consolidated statement of operations for the year ended December 31, 2021. In accordance with Article 11 of Regulation S-X (“Article 11”), the unaudited pro forma condensed consolidated combined statements of operations are presented through income from continuing operations.

The unaudited pro forma condensed consolidated combined financial statements have been derived from the historical consolidated financial statements of Oasis and Whiting and, as it pertains to the Williston Basin Acquisition, the unaudited historical Statement of Revenues and Direct Operating Expenses for the period from January 1, 2021 through October 20, 2021 of properties acquired in the Williston Basin Acquisition, which was derived from information provided by QEP.

The unaudited pro forma condensed consolidated combined financial statements and underlying pro forma adjustments are based upon currently available information and include certain estimates and assumptions made by Oasis’ management; accordingly, actual results could differ materially from the pro forma information. Significant estimates and assumptions include, but are not limited to, the timing of close of the merger, the preliminary purchase price allocation, the interest rate on the Oasis revolving credit facility and the Oasis stock price at the close of the merger. Oasis management believes that the assumptions used to prepare the unaudited pro forma condensed consolidated combined financial statements and accompanying notes provide a reasonable and supportable basis for presenting the significant estimated effects of the above transactions. The following unaudited pro forma condensed consolidated combined statements of operations do not purport to represent what Oasis’ results of operations would have been if the above transactions had occurred on January 1, 2021. The following unaudited pro forma condensed consolidated combined balance sheet does not purport to represent what Oasis’ financial position would have been if the above transactions had occurred on March 31, 2022. The unaudited pro forma condensed consolidated combined financial statements should be read together with (i) Oasis’ audited historical consolidated financial statements and related notes included in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 25, 2022; (ii) Whiting’s audited historical consolidated financial statements and related notes included in its Form 10-K/A for the year ended December 31, 2021, filed with the SEC on March 4, 2022; (iii) Oasis’ unaudited pro forma condensed consolidated financial information giving effect to the Permian Basin Sale, filed as Exhibit 99.1 to the Current Report on Form 8-K with the SEC on July 6, 2021; (iv) Oasis’ unaudited pro forma condensed consolidated financial information giving effect to the Williston Basin Acquisition, filed as Exhibit 99.2 to the Current Report on Form 8-K/A with the SEC on December 20, 2021; (v) Crestwood’s audited historical consolidated financial statements and related notes included in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 28, 2022; (vi) the unaudited historical Statement of Revenues and Direct Operating Expenses and notes thereto of the Williston Basin Acquisition properties for the nine months ended September 30, 2021, filed as Exhibit 99.1 to the Current Report on Form 8-K/A with the SEC on December 20, 2021; (vii) Oasis’ unaudited pro forma condensed consolidated financial information giving effect to the OMP Merger, filed as Exhibit 99.2 to the Current Report on Form 8-K/A with the SEC on April 1, 2022; (viii) Whiting’s unaudited historical condensed consolidated financial statements and related notes included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2022, filed with the SEC on May 4, 2022; and (ix) Oasis’ unaudited historical condensed consolidated financial statements and related notes included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2022, filed with the SEC on May 5, 2022.

The unaudited pro forma condensed consolidated combined financial statements have been prepared in accordance with Article 11 as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using assumptions set forth in the notes herein. Article 11 permits presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Oasis has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed consolidated combined financial statements.

Oasis Petroleum Inc.

Pro Forma Condensed Consolidated Combined Balance Sheet (Unaudited)

As of March 31, 2022

(In thousands)

			Whiting Transaction Accounting Adjustments
	As Reported	Whiting As Adjusted – Note 3	Whiting Merger – Note 4			Pro Forma Combined Oasis
ASSETS
Current assets
Cash and cash equivalents	$410,174	$208	$(296,926)	(a	)	$—
			(293,574)	(b	)
			180,118	(c	)
Accounts receivable, net	504,436	333,318	—			837,754
Inventory	28,311	24,688	—			52,999
Prepaid expenses	6,564	8,563	—			15,127
Derivative instruments (current asset)	1,284	—	—			1,284
Other current assets	1,396	849	—			2,245

Total current assets	952,165	367,626	(410,382)			909,409
Property, plant and equipment
Oil and gas properties (successful efforts method)	1,458,491	2,630,086	1,545,455	(a	)	5,634,032
Other property and equipment	44,555	55,461	(4,639)	(a	)	95,377
Less: accumulated depreciation, depletion and amortization	(166,705)	(301,516)	301,516	(a	)	(166,705)

Total property, plant and equipment, net	1,336,341	2,384,031	1,842,332			5,562,704

Derivative instruments	61,760	181	—			61,941
Investment in unconsolidated affiliate	615,333	—	—			615,333
Long-term inventory	17,510	4,362	—			21,872
Operating right-of-use assets	13,235	16,625	—			29,860
Other assets	11,604	17,050	(7,153)	(a	)	25,711
			4,210	(d	)

Total assets	$3,007,948	$2,789,875	$1,429,007			$7,226,830

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,738	$108,577	$—			$110,315
Revenues and production taxes payable	284,205	233,200	—			517,405
Accrued liabilities	260,833	116,260	4,042	(a	)	493,892
			4,210	(d	)
			4,959	(e	)
			40,376	(f	)
			2,200	(g	)
			61,012	(h	)
Accrued interest payable	9,085	1,408	(1,408)	(a	)	9,085
Derivative instruments	314,466	506,868	—			821,334
Advances from joint interest partners	3,124	—	—			3,124
Current operating lease liabilities	7,649	3,084	—			10,733
Other current liabilities	19,887	11,424	—			31,311

Total current liabilities	900,987	980,821	115,391			1,997,199
Long-term debt	392,933	50,000	(50,000)	(a	)	573,051
			180,118	(c	)
Deferred income taxes	—	—	72,436	(i	)	72,436

			Whiting Transaction Accounting Adjustments
	As Reported	Whiting As Adjusted – Note 3	Whiting Merger – Note 4			Pro Forma Combined Oasis
Asset retirement obligations	58,789	95,094	(4,221)	(a	)	149,662
Derivative instruments	205,694	33,454	—			239,148
Operating lease liabilities	4,574	14,067	—			18,641
Other liabilities	3,008	706	2,263	(a	)	5,977

Total liabilities	1,565,985	1,174,142	315,987			3,056,114

Commitments and contingencies
Stockholders’ equity
Common stock	203	39	188	(a	)	430
Treasury stock	(104,132)	—	—			(104,132)
Additional paid-in capital	883,273	1,196,169	1,934,478	(a	)	4,016,249
			2,329	(j	)
Retained earnings	662,619	419,525	(419,525)	(a	)	258,169
			(293,574)	(b	)
			(4,959)	(e	)
			(40,376)	(f	)
			(2,200)	(g	)
			(61,012)	(h	)
			(2,329)	(j	)

Total stockholders’ equity	1,441,963	1,615,733	1,113,020			4,170,716

Total liabilities and stockholders’ equity	$3,007,948	$2,789,875	$1,429,007			$7,226,830

Oasis Petroleum Inc.

Pro Forma Condensed Consolidated Combined Statement of Operations (Unaudited)

Three Months Ended March 31, 2022

(In thousands, except per share data)

	As Reported	OMP Transaction Accounting Adjustments - Note 2		Pro Forma Combined Oasis (Excluding Whiting)
Revenues
Oil and gas revenues	$493,502	$—		$493,502
Purchased oil and gas sales	159,467	—		159,467

Total revenues	652,969	—		652,969

Operating expenses		—
Lease operating expenses	63,076	—		63,076
Other services expenses	111			111
Gathering, processing and transportation expenses	32,398	—		32,398
Purchased oil and gas expenses	161,627	—		161,627
Production taxes	35,858	—		35,858
Depreciation, depletion and amortization	44,673	—		44,673
Exploration expenses	510	—		510
General and administrative expenses	24,367	—		24,367

Total operating expenses	362,620	—		362,620

Gain on sale of properties	1,521	—		1,521

Operating income	291,870	—		291,870
Other income (expense)
Net loss on derivative instruments	(367,922)	—		(367,922)
Income from investment in unconsolidated affiliate	60,137	1,900	(a)	62,037
Interest expense, net of capitalized interest	(7,216)	—		(7,216)
Other income	1,754	—		1,754

Total other income (expense), net	(313,247)	1,900		(311,347)

Income (loss) from continuing operations	(21,377)	1,900		(19,477)
Income tax benefit	1,826	—	(b)	1,826

Net income (loss) from continuing operations	$(19,551)	$1,900		$(17,651)

Loss from continuing operations per share:
Basic and diluted	$(1.01)			$(0.91)
Weighted average shares outstanding:
Basic and diluted	19,306			19,306

Oasis Petroleum Inc.

Pro Forma Condensed Consolidated Combined Statement of Operations (Unaudited)

Three Months Ended March 31, 2022

(In thousands, except per share data)

	Pro Forma Combined Oasis (Excluding Whiting)	Whiting As Adjusted – Note 3	Whiting Transaction Accounting Adjustments Whiting Merger – Note 4			Pro Forma Combined Oasis
Revenues
Oil and gas revenues	$493,502	$520,216	$—			$1,013,718
Purchased oil and gas sales	159,467	6,640	—			166,107

Total revenues	652,969	526,856	—			1,179,825

Operating expenses	—
Lease operating expenses	63,076	72,505	—			135,581
Other services expenses	111	—				111
Gathering, processing and transportation expenses	32,398	6,760	—			39,158
Purchased oil and gas expenses	161,627	5,538	—			167,165
Production taxes	35,858	37,893	—			73,751
Depreciation, depletion and amortization	44,673	49,319	69,678	(a	)	163,670
Exploration expenses	510	917	—			1,427
Impairment	—	583	—			583
General and administrative expenses	24,367	18,585	(9,870)	(b	)	33,082
Merger transaction costs	—	—	9,870	(b	)	9,870

Total operating expenses	362,620	192,100	69,678			624,398

Gain on sale of properties	1,521	—	—			1,521

Operating income (loss)	291,870	334,756	(69,678)			556,948
Other income (expense)
Net loss on derivative instruments	(367,922)	(428,678)	—			(796,600)
Income from investment in affiliate	62,037	—	—			62,037
Interest expense, net of capitalized interest	(7,216)	(2,278)	2,197	(c	)	(7,297)
Other income (expense)	1,754	(212)	—			1,542
Bargain purchase gain	—	66,270	—			66,270

Total other income (expense), net	(311,347)	(364,898)	2,197			(674,048)

Loss from continuing operations	(19,477)	(30,142)	(67,481)			(117,100)
Income tax (expense) benefit	1,826	(7,287)	—	(d	)	(5,461)

Net loss from continuing operations	$(17,651)	$(37,429)	$(67,481)			$(122,561)

Loss from continuing operations per share:
Basic and diluted	$(0.91)	$(0.95)	$—			$(2.91)	(e	)
Weighted average shares outstanding:
Basic and diluted	19,306	39,204	—			42,053	(e	)

Oasis Petroleum Inc.

Pro Forma Condensed Consolidated Combined Statement of Operations (Unaudited)

Year Ended December 31, 2021

(In thousands, except per share data)

		OMP Transaction Accounting Adjustments				Other Transaction Accounting Adjustments								Pro Forma Combined
	As Reported	OMP Merger – Note 2			As Adjusted	Williston Basin Acquisition		Senior Notes			Permian Basin Sale			Oasis (Excluding Whiting)
Revenues
Oil and gas revenues	$1,200,256	$—			$1,200,256	$358,861	(c)	$—			$(70,158)	(f	)	$1,488,959
Purchased oil and gas sales	378,983	—			378,983	—		—			(21,320)	(f	)	357,663
Other services revenues	687	—			687	—		—			—			687

Total revenues	1,579,926	—			1,579,926	358,861		—			(91,478)			1,847,309

Operating expenses
Lease operating expenses	203,933	—			203,933	70,856	(c)	—			(11,365)	(f	)	263,424
Other services expenses	47	—			47	—		—			—			47
Gathering, processing and transportation expenses	122,614	—			122,614	26,473	(c)	—			(2,518)	(f	)	146,569
Purchased oil and gas expenses	379,972	—			379,972	—		—			(23,840)	(f	)	356,132
Production taxes	76,835	—			76,835	31,015	(c)	—			(3,316)	(f	)	104,534
Depreciation, depletion and amortization	126,436	—			126,436	71,702	(d)	—			(8,659)	(f	)	189,479
Exploration expenses	2,760	—			2,760	—		—			(331)	(f	)	2,429
Impairment	3	—			3	—		—			(3)	(f	)	—
General and administrative expenses	80,688	—			80,688	—		—			(551)	(f	)	80,137

Total operating expenses	993,288	—			993,288	200,046		—			(50,583)			1,142,751

Gain on sale of properties	222,806	—			222,806	—		—			—			222,806

Operating income (loss)	809,444	—			809,444	158,815		—			(40,895)			927,364
Other income (expense)
Net loss on derivative instruments	(589,641)	—			(589,641)	—		—			—			(589,641)
Income from investment in unconsolidated affiliate	—	248,685	(a	)	248,685	—		—			—			248,685
Interest expense, net of capitalized interest	(30,806)	—			(30,806)	—		(11,920)	(e	)	—			(42,726)
Other expense	(1,010)	—			(1,010)	—		—			(11)	(f	)	(1,021)

Total other (expense) income, net	(621,457)	248,685			(372,772)	—		(11,920)			(11)			(384,703)

Income (loss) from continuing operations before income taxes	187,987	248,685			436,672	158,815		(11,920)			(40,906)			542,661
Income tax benefit (expense)	973	(8,362)	(b	)	(7,389)	—		—			—			(7,389)

Net income (loss) from continuing operations	$188,960	$240,323			$429,283	$158,815		$(11,920)			$(40,906)			$535,272

Earnings from continuing operations per share:
Basic	$9.55				$21.69									$27.04
Diluted	9.15				20.79									25.92
Weighted average shares outstanding:
Basic	19,792				19,792									19,792
Diluted	20,648				20,648									20,648

Oasis Petroleum Inc.

Pro Forma Condensed Consolidated Combined Statement of Operations (Unaudited)

Year Ended December 31, 2021

(In thousands, except per share data)

	Pro Forma Combined Oasis (Excluding Whiting)	Whiting As Adjusted – Note 3	Whiting Transaction Accounting Adjustments Company Merger – Note 4			Pro Forma Combined Oasis
Revenues
Oil and gas revenues	$1,488,959	$1,511,837	$—			$3,000,796
Purchased oil and gas sales	357,663	21,644	—			379,307
Other services revenues	687	—	—			687

Total revenues	1,847,309	1,533,481	—			3,380,790

Operating expenses
Lease operating expenses	263,424	242,476	—			505,900
Other services expenses	47	—				47
Gathering, processing and transportation expenses	146,569	30,107	—			176,676
Purchased oil and gas expenses	356,132	17,572	—			373,704
Production taxes	104,534	110,416	—			214,950
Depreciation, depletion and amortization	189,479	208,789	292,837	(a	)	691,105
Exploration expenses	2,429	4,075	—			6,504
Impairment	—	3,093	—			3,093
General and administrative expenses	80,137	32,537	61,012	(b	)	206,173
			22,999	(c	)
			2,200	(d	)
			4,959	(e	)
			2,329	(f	)
Merger transaction costs	—	—	40,376	(g	)	40,376
Litigation settlements	—	16,983	—			16,983

Total operating expenses	1,142,751	666,048	426,712			2,235,511

Gain on sale of properties	222,806	95,611	—			318,417

Operating income (loss)	927,364	963,044	(426,712)			1,463,696
Other income (expense)
Net loss on derivative instruments	(589,641)	(520,131)	—			(1,109,772)
Income from investment in unconsolidated affiliate	248,685	—	—			248,685
Interest expense, net of capitalized interest	(42,726)	(16,381)	8,304	(h	)	(50,803)
Other income (expense)	(1,021)	2,284	—			1,263

Total other (expense) income, net	(384,703)	(534,228)	8,304			(910,627)

Income (loss) from continuing operations before income taxes	542,661	428,816	(418,408)			553,069
Income tax expense	(7,389)	(910)	—	(i	)	(8,299)

Net income (loss) from continuing operations	$535,272	$427,906	$(418,408)			$544,770

Earnings from continuing operations per share:
Basic	$27.04	$10.97	—			$12.80	(j	)
Diluted	25.92	10.78	—			12.41	(j	)
Weighted average shares
Basic	19,792	39,006	—			42,570	(j	)
Diluted	20,648	39,692	—			43,901	(j	)

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

1.	Basis of Presentation

The unaudited pro forma condensed consolidated combined financial statements have been prepared in accordance with Article 11 using assumptions set forth in the notes herein. Article 11 permits presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, otherwise known as Management’s Adjustments. Oasis has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed consolidated combined financial statements.

On March 7, 2022, Oasis entered into the merger agreement. Under the terms of the merger agreement, Whiting stockholders will receive 0.5774 shares of Oasis common stock and $6.25 in cash for each share of Whiting common stock owned. In connection with the closing of the merger, Oasis stockholders will receive a special dividend of $15.00 per share. The merger will be accounted for using the acquisition method of accounting using the accounting guidance in FASB ASC 805, Business Combinations (“ASC 805”), with Oasis treated as the accounting acquirer. Oasis is the entity paying cash and issuing the equity of the combined company. The composition of the management team and, thereby, the overall decision-making power of the combined company will be more heavily dominated by Oasis executives. Additionally, the legacy Oasis headquarters in Houston, TX will remain the headquarters of the combined company. Each of these factors holds significant strategic implications for the combined company and, when combined with the inapplicability or relative neutrality of all other indicators considered, results in the conclusion that Oasis is the accounting acquirer. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measure. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing pro forma financial information and are subject to revision based on a final determination of fair value as of the closing date of the merger. Differences between these preliminary estimates and the final allocation of the consideration to be paid may have a material impact on the accompanying unaudited pro forma condensed consolidated combined financial statements.

On February 1, 2022, OMP and OMP GP completed the OMP Merger with Crestwood. At the closing of the OMP Merger, Oasis sold to Crestwood its entire ownership of OMP common units and all of the limited liability company interests of OMP GP in exchange for $160.0 million in cash and 20,985,668 common units of Crestwood, which represented approximately 21% of Crestwood’s issued and outstanding common units as of February 1, 2022. In addition, Oasis appointed two directors to the Board of Directors of Crestwood GP in connection with the execution of a director nomination agreement at closing.

At closing on February 1, 2022, Oasis accounted for the derecognition of OMP from its consolidated financial statements in accordance with FASB ASC 810-10, Consolidation and derecognized the assets, liabilities and equity of OMP, including non-controlling interests. Upon deconsolidation, Oasis recognized a gain that was recorded to income from discontinued operations, net of income tax. In accordance with Article 11, the unaudited pro forma condensed consolidated combined statements of operations are presented through income from continuing operations; accordingly, the pro forma adjustments presented herein do not show the effects of the gain on sale within the pro forma unaudited condensed consolidated combined statements of operations.

Oasis has the ability to exercise significant influence over Crestwood based upon its ownership in Crestwood and its representation on the Board of Directors of Crestwood GP. Accordingly, Oasis has determined its investment in Crestwood is subject to the equity method of accounting and has elected the fair value option under ASC 825-10 to account for the equity method investment. In accordance with ASC 825-10, Oasis measures the carrying amount of its investment in Crestwood at fair value each reporting period with changes in fair value and distributions received from Crestwood recorded to income from investment in unconsolidated affiliate on the statement of operations.

The unaudited pro forma condensed consolidated combined balance sheet at March 31, 2022 was prepared as if the merger had occurred on March 31, 2022. The OMP Merger, the Williston Basin Acquisition, the issuance of the Senior Notes and the Permian Basin Sale were included in Oasis’ historical consolidated balance sheet as of March 31, 2022. The unaudited pro forma condensed consolidated combined statements of operations for the three months ended March 31, 2022 and for the year ended December 31, 2021 were prepared as if the merger, the OMP Merger, the Williston Basin Acquisition, the issuance of the Senior Notes and the Permian Basin Sale had occurred on January 1, 2021. Oasis’ historical audited statement of operations for the year ended December 31, 2021 included the effects of (i) the Williston Basin Acquisition from October 21, 2021 through December 31, 2021; (ii) the issuance of the Senior Notes from June 9, 2021 through December 31, 2021 and (iii) the Permian Basin Sale from January 1, 2021 through June 29, 2021. In addition, the OMP Merger represented a strategic shift for Oasis and qualified as a discontinued operation in accordance with ASC 205-20. Accordingly, the results of operations of OMP were classified as discontinued operations in Oasis’ historical audited consolidated statement of operations for the year ended December 31, 2021, and the assets and liabilities of OMP were classified as held for sale in Oasis’ historical consolidated balance sheet as of December 31, 2021.

The unaudited pro forma condensed consolidated combined financial statements have been derived from the historical consolidated financial statements of Oasis, Whiting and, as it pertains to the Williston Basin Acquisition, the unaudited historical Statement of Revenues and Direct Operating Expenses for the period from January 1, 2021 through October 20, 2021 of properties acquired in the Williston Basin Acquisition, which was derived from information provided by QEP.

The unaudited pro forma condensed consolidated combined financial statements and underlying pro forma adjustments are based upon currently available information and include certain estimates and assumptions made by management; accordingly, actual results could differ materially from the pro forma information. Management believes the assumptions provide a reasonable and supportable basis for presenting the estimated significant effects of the transactions described above. These unaudited pro forma condensed consolidated combined financial statements are provided for illustrative purposes only and may or may not provide an indication of results in the future.

2.	OMP Merger Pro Forma Adjustments and Assumptions

Statement of Operations

The unaudited pro forma condensed consolidated combined statement of operations for the three months ended March 31, 2022 reflects the following adjustments:

(a)

Represents the unrealized gain for the change in fair value of Oasis’ investment in Crestwood of $1.9 million for the period from December 31, 2021 to closing on February 1, 2022, which is not included in Oasis’ historical unaudited condensed consolidated statement of operations for the three months ended March 31, 2022.

(b)

Represents the estimated income tax impact from the OMP Merger based on a blended federal and state statutory tax rate of 24%. The total income statement tax impact resulted in an immaterial difference, due to Oasis maintaining a valuation allowance against its net deferred tax assets.

Statement of Operations

The unaudited pro forma condensed consolidated combined statement of operations for the year ended December 31, 2021 reflects the following adjustments:

(a)

Represents the income from Oasis’ investment in Crestwood, comprised of the change in the fair value of $196.2 million and cash distributions of $52.5 million. The change in the fair value of the investment in Crestwood was calculated as the difference between the fair value of the investment as of December 31, 2021 of $579.0 million and the fair value of the investment as of December 31, 2020 of $382.8 million. The fair value of the investment in Crestwood as of December 31, 2021 was determined using Level 1 inputs based upon the quoted market price for Crestwood’s publicly traded common units, while the fair value of the investment in Crestwood as of December 31, 2020 was determined using Level 2 inputs based upon the quoted market price for Crestwood’s publicly traded common units adjusted to reflect a value discount due to a restriction on Oasis’ ability to sell the investment within 90 days of the closing date. Crestwood paid cash distributions to its limited partners of $2.50 per common unit during 2021.

(b)	Represents the estimated income tax impact from the OMP Merger based on a blended federal and state tax rate of 24%.

(c)	Represents the revenues and direct operating expenses from the oil and gas properties acquired in the Williston Basin Acquisition for the period from January 1, 2021 through October 20, 2021.

(d)

Represents the incremental depreciation, depletion and amortization and accretion expense related to the assets acquired in the Williston Basin Acquisition for the period from January 1, 2021 through October 20, 2021. Depletion was calculated using the unit-of-production method under the successful efforts method of accounting. The depletion expense was adjusted for (i) the increase in production volumes attributable to the acquired oil and gas properties and (ii) the revision to the depletion rate reflecting the acquisition costs and the reserve volumes attributable to the acquired oil and gas properties. The pro forma depletion rate attributable to the Williston Basin Acquisition was $8.47 per barrel of oil equivalent. This adjustment also includes the depreciation expense attributable to other property, plant and equipment of $0.3 million and accretion expense attributable to asset retirement obligations of $0.6 million.

(e)

Represents the incremental interest expense associated with the issuance of the Senior Notes of $11.2 million and amortization of deferred financing costs of $0.7 million for the period from January 1, 2021 through June 9, 2021.

(f)

Represents the elimination of the revenues and expenses associated with the assets divested in the Permian Basin Sale for the period from January 1, 2021 through June 29, 2021. Oasis recorded a gain on sale of properties of $221.6 million, which is included in Oasis’ historical audited statement of operations for the year ended December 31, 2021.

3.    Company Merger Reclassification Adjustments

Certain reclassifications have been made in the historical presentation of Whiting’s financial statements to conform to Oasis’ historical presentation.

Balance Sheet

		As of March 31, 2022 (In thousands)
Whiting Caption	Oasis Caption	Whiting Historical	Reclassification Adjustments	Ref.	Whiting As Adjusted
Current Assets
Cash, cash equivalents and restricted cash	Cash and cash equivalents	$208	$—		$208
Accounts receivable trade, net	Accounts receivable, net	333,318	—		333,318
	Inventory	—	24,688	(i)(ii)	24,688
Prepaid expenses and other	Prepaid expenses	13,626	(5,063)	(ii)	8,563
	Other current assets	—	849	(ii)	849

Total current assets		347,152	20,474		367,626

Property and equipment:
Oil and gas properties, successful efforts method	Oil and gas properties (successful efforts method)	2,642,670	(12,584)	(iii)	2,630,086

		As of March 31, 2022 (In thousands)
Whiting Caption	Oasis Caption	Whiting Historical	Reclassification Adjustments	Ref.	Whiting As Adjusted
Other property and equipment	Other property and equipment	63,351	(7,890)	(i)(iii)	55,461

Total property and equipment		2,706,021	(20,474)		2,685,547
Less: accumulated depreciation, depletion and amortization	Less: accumulated depreciation, depletion and amortization	(301,516)	—		(301,516)

Total property, plant and equipment, net		2,404,505	(20,474)		2,384,031
	Derivative instruments	—	181	(iv)	181
	Long-term inventory	—	4,362	(iv)	4,362
	Operating right-of-use assets	—	16,625	(iv)	16,625
Other long-term assets	Other assets	38,218	(21,168)	(iv)	17,050

Total Assets		$2,789,875	$—		$2,789,875

Current liabilities
Accounts payable trade	Accounts payable	$102,321	$6,256	(v)	$108,577
Revenues and royalties payable	Revenues and production taxes payable	212,892	20,308	(vi)	233,200
Accrued capital expenditures		55,572	(55,572)	(vii)	—
Accrued liabilities and other	Accrued liabilities	44,077	72,183	(v)(vii)(viii)	116,260
Accrued lease operating expenses		28,547	(28,547)	(viii)	—
	Accrued interest payable	—	1,408	(v)	1,408
	Current operating lease liabilities	—	3,084	(v)	3,084
Taxes payable		30,544	(30,544)	(vi)	—
	Derivative instruments (current liability)	506,868	—		506,868
	Other current liabilities	—	11,424	(v)(vi)	11,424

Total current liabilities		980,821	—		980,821

Long-term debt	Long-term debt	50,000	—		50,000
Asset retirement obligations	Asset retirement obligations	95,094	—		95,094
Operating lease obligations	Operating lease liabilities	14,067	—		14,067
Long-term derivative liabilities	Derivative instruments	33,454	—		33,454
Other long-term liabilities	Other liabilities	706	—		706

Total liabilities		1,174,142	—		1,174,142

Equity
Common stock	Common stock	39	—		39
Additional paid-in capital	Additional paid-in capital	1,196,169	—		1,196,169
Accumulated earnings	Retained earnings	419,525	—		419,525

Total equity		1,615,733	—		1,615,733

		As of March 31, 2022 (In thousands)
Whiting Caption	Oasis Caption	Whiting Historical	Reclassification Adjustments	Ref.	Whiting As Adjusted
Total liabilities and equity		$2,789,875	$—		$2,789,875

(i)	Represents the reclassification of balances contained in “Other property and equipment” on Whiting’s historical balance sheet into “Inventory” to conform to Oasis’ balance sheet presentation.
(ii)

Represents the reclassification of balances contained in “Prepaid expenses and other” on Whiting’s historical balance sheet into “Inventory” and “Other current assets” to conform to Oasis’ balance sheet presentation.

(iii)

Represents the reclassification of balances contained in “Oil and gas properties, successful efforts method” on Whiting’s historical balance sheet into “Other property and equipment” to conform to Oasis’ balance sheet presentation.

(iv)

Represents the reclassification of balances contained in “Other long-term assets” on Whiting’s historical balance sheet into “Long-term inventory”, “Derivative instruments” and “Operating right-of-use assets” to conform to Oasis’ balance sheet presentation.

(v)

Represents the reclassification of balances contained in “Accrued liabilities and other” on Whiting’s historical balance sheet into “Accounts payable”, “Accrued interest payable”, “Current operating lease liabilities” and “Other current liabilities” to conform to Oasis’ balance sheet presentation.

(vi)

Represents the reclassification of balances contained in “Taxes payable” on Whiting’s historical balance sheet into “Revenues and production taxes payable” and “Other current liabilities” to conform to Oasis’ balance sheet presentation.

(vii)	Represents the reclassification of “Accrued capital expenditures” on Whiting’s historical balance sheet into “Accrued liabilities” to conform to Oasis’ balance sheet presentation.
(viii)	Represents the reclassification of “Accrued lease operating expenses” on Whiting’s historical balance sheet into “Accrued liabilities” to conform to Oasis’ balance sheet presentation.

Statement of Operations

		Three Months Ended March 31, 2022 (In thousands)
Whiting Caption	Oasis Caption	Whiting Historical	Reclassification Adjustments	Ref.	Whiting As Adjusted
Operating Revenues
Oil, NGL and natural gas sales	Oil and gas revenues	$520,216	$—		$520,216
Purchased gas sales	Purchased oil and gas sales	6,640	—		6,640

Total operating revenues		526,856	—		526,856

Operating Expenses
Lease operating expenses	Lease operating expenses	72,505	—		72,505
Transportation, gathering, compression and other	Gathering, processing and transportation expenses	6,760	—		6,760
Purchased gas expense	Purchased oil and gas expenses	5,538	—		5,538
Production and ad valorem taxes	Production taxes	37,893	—		37,893
Depreciation, depletion and amortization	Depreciation, depletion and amortization	49,233	86	(i)	49,319
Exploration and impairment	Exploration expenses	2,200	(1,283)	(i)(ii)(iii)	917
	Impairment	—	583	(ii)	583

		Three Months Ended March 31, 2022 (In thousands)
Whiting Caption	Oasis Caption	Whiting Historical	Reclassification Adjustments	Ref.	Whiting As Adjusted
General and administrative	General and administrative expenses	18,585	—		18,585

Derivative loss, net		428,678	(428,678)	(iv)	—

Total operating expenses	Total operating expenses	621,392	(429,292)	(iv)	192,100

Income (loss) from operations		(94,536)	429,292		334,756
Other income (expense)
	Net loss on derivative instruments	—	(428,678)	(iv)	(428,678)
Interest expense	Interest expense, net of capitalized interest	(2,278)	—		(2,278)
Bargain purchase gain	Bargain purchase gain	66,270	—		66,270
Interest income and other	Other income (expense)	402	(614)	(iii)	(212)

Total other income (expense)		64,394	(429,292)		(364,898)

Income (loss) before income taxes		(30,142)	—		(30,142)
Income tax expense (benefit)
Income tax expense	Income tax expense	7,287			(7,287)

Total income tax expense (benefit)		7,287			(7,287)

Net loss		$(37,429)	$—		$(37,429)

(i)

Represents the reclassification of losses on plug and abandonment contained in “Exploration and impairment” on Whiting’s historical income statement into “Depreciation, depletion and amortization” to conform to Oasis’ income statement presentation.

(ii)

Represents the reclassification of unproved property impairment expenses contained in “Exploration and impairment” on Whiting’s historical income statement into “Impairment” to conform to Oasis’ income statement presentation.

(iii)

Represents the reclassification of losses on inventory disposals presented within “Exploration and impairment” on Whiting’s historical income statement into “Other income (expense)” to conform to Oasis’ income statement presentation.

(iv)

Represents the reclassification of “Derivative loss, net” presented within “Operating expenses” on Whiting’s historical income statement into “Net loss on derivative instruments” within “Other income (expense)” to conform to Oasis’ income statement presentation.

Statement of Operations

		Year Ended December 31, 2021 (In thousands)
Whiting Caption	Oasis Caption	Whiting Historical	Reclassification Adjustments	Ref.	Whiting As Adjusted
Operating Revenues
Oil, NGL and natural gas sales	Oil and gas revenues	$1,511,837	$—		$1,511,837
Purchased gas sales	Purchased oil and gas sales	21,644	—		21,644

		Year Ended December 31, 2021 (In thousands)
Whiting Caption	Oasis Caption	Whiting Historical	Reclassification Adjustments	Ref.	Whiting As Adjusted
Total operating revenues		1,533,481	—		1,533,481

Operating Expenses
Lease operating expenses	Lease operating expenses	242,476	—		242,476
Transportation, gathering, compression and other	Gathering, processing and transportation expenses	30,107	—		30,107
Purchased gas expense	Purchased oil and gas expenses	17,572	—		17,572
Production and ad valorem taxes	Production taxes	110,416	—		110,416
Depreciation, depletion and amortization	Depreciation, depletion and amortization	206,475	2,314	(i)	208,789
Exploration and impairment	Exploration expenses	10,781	(6,706)	(i)(ii)(vi)	4,075
Impairment		—	3,093	(ii)	3,093
General and administrative	General and administrative expenses	49,520	(16,983)	(iii)	32,537
Litigation settlement		—	16,983	(iii)	16,983
Derivative (gain) loss, net		520,131	(520,131)	(iv)	—
	(Gain) loss on sale of properties	(95,611)	95,611	(v)	—

Total operating expenses	Total operating expenses	1,091,867	(425,819)		666,048

	Gain (loss) on sale of properties	—	95,611	(v)	95,611

Income (loss) from operations		441,614	521,430		963,044
Other income (expense)
	Net gain (loss) on derivative instruments	—	(520,131)	(iv)	(520,131)
Interest expense	Interest expense, net of capitalized interest	(16,381)	—		(16,381)
Interest income and other	Other income (expense)	3,583	(1,299)	(vi)	2,284

Total other income (expense)		(12,798)	(521,430)		(534,228)

Income (loss) before income taxes		428,816	—		428,816
Income tax expense (benefit)
Current	Income tax (expense) benefit	910	—		(910)

Total income tax expense (benefit)		910	—		(910)

Net income (loss)		$427,906	$—		$427,906

(i)

Represents the reclassification of losses on plug and abandonment contained in “Exploration and impairment” on Whiting’s historical income statement into “Depreciation, depletion and amortization” to conform to Oasis’ income statement presentation.

(ii)

Represents the reclassification of unproved property impairment expenses contained in “Exploration and impairment” on Whiting’s historical income statement into “Impairment” to conform to Oasis’ income statement presentation.

(iii)

Represents the reclassification of litigation settlement expense contained in “General and administrative” on Whiting’s historical income statement into “Litigation settlement” to conform to Oasis’ income statement presentation.

(iv)

Represents the reclassification of “Derivative (gain) loss, net” presented within “Operating expenses” on Whiting’s historical income statement into “Net gain (loss) on derivative instruments” within “Other income (expense)” to conform to Oasis’ income statement presentation.

(v)

Represents the reclassification of “(Gain) loss on sale of properties” presented within “Operating expenses” on Whiting’s historical income statement into “Gain (loss) on sale of properties” within separate income statement section after “Operating expenses” to conform to Oasis’ income statement presentation.

(vi)

Represents the reclassification of losses on inventory disposals presented within “Exploration and impairment” on Whiting’s historical income statement into “Other income (expense)” to conform to Oasis’ income statement presentation.

4.	Company Merger Preliminary Acquisition Accounting and Pro forma Adjustments and Assumptions

Balance Sheet

The unaudited pro forma condensed consolidated combined balance sheet at March 31, 2022 reflects the following adjustments.

(a)

As the accounting acquirer, Oasis will account for the merger using the acquisition method of accounting for business combinations in accordance with ASC 805. Oasis’ allocation of the preliminary estimated purchase price with respect to the merger is based on estimates of, and assumptions related to, the fair value of assets to be acquired and liabilities to be assumed as of March 31, 2022, using currently available information. Because the unaudited pro forma condensed consolidated combined financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on the financial position and results of operations of the combined business may be materially different from the pro forma amounts included herein. Oasis expects to finalize the purchase price allocation as soon as reasonably practicable after completing the merger, which will not extend beyond the one-year measurement period provided under ASC 805.

The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to, the following:

•

Changes in the estimated fair value of the Oasis common stock consideration issued to Whiting stockholders, based on the Oasis common stock closing price, the number of shares of Whiting common stock outstanding and the exchange-traded value of Whiting Warrants on the closing date of the merger;

•

Changes in the estimated fair value of Whiting’s identifiable assets acquired and liabilities assumed as of the closing of the merger, which could result from changes in oil and natural gas commodity prices, reserve estimates, discount rates and other factors;

•	The tax basis of Whiting’s assets and liabilities as of the closing date of the merger; and

•	The factors described in the section entitled “Risk Factors” beginning on page 35.

The tables below represent the preliminary value of the cash and total merger consideration and its allocation to the net assets acquired (in thousands, except exchange ratio and per unit amounts).

	Whiting Units Outstanding (1)		Exchange Ratio		Oasis Converted Units	Per Unit Price(2)	Purchase Price Consideration
Whiting common stock issued and outstanding	39,242	X	0.5774	=	22,658	$132.30	$2,997,653
Plus: Cash consideration per eligible share of Whiting common stock issued and outstanding	39,242					6.25	245,263
Plus: Replacement of Whiting Series A Warrants	4,837					15.02	72,652
Plus: Replacement of Whiting Series B Warrants	2,419					12.30	29,754
Plus: Acceleration of certain Whiting stock-based compensation awards(3)							33,078
Plus: Cash consideration to settle Whiting debt							51,663

Total preliminary merger consideration							$3,430,063

(1)	The Whiting units outstanding consist of Whiting common stock issued and outstanding, Whiting Series A Warrants outstanding, and Whiting Series B Warrants outstanding as of March 31, 2022.
(2)

The per unit price applied to Whiting’s common stock issued and outstanding reflects the closing price per share of Oasis common stock as of May 10, 2022. The per unit price attributable to the cash consideration is the cash consideration per share amount as stipulated in the merger agreement. The per unit price applied to the Whiting Warrants reflects the exchange-traded value of the Whiting Series A Warrants and Whiting Series B Warrants as of May 10, 2022.

(3)

Total includes $2.3 million of accrued cash consideration payable to holders of Whiting stock-based compensation awards upon vesting and has been recognized in “Other liabilities” in the unaudited pro forma condensed consolidated combined balance sheet.

Preliminary Purchase Price Allocation
Assets Acquired
Cash and cash equivalents	$208
Accounts receivable, net	333,318
Inventory	24,688
Prepaid expenses	8,563
Other current assets	849
Oil and gas properties	4,175,541
Other property and equipment	50,822
Derivative instruments	181
Long-term inventory	4,362
Operating right-of-use assets	16,625
Other assets	9,897

Total assets acquired	$4,625,054

Liabilities Assumed
Accounts payable	$108,577
Revenues and production taxes payable	233,200
Accrued liabilities	120,302
Derivative instruments (current liability)	506,868
Current operating lease liabilities	3,084
Other current liabilities	11,424
Deferred income taxes	72,436
Asset retirement obligations	90,873
Derivative instruments	33,454
Operating lease liabilities	14,067
Other non-current liabilities	706

Total liabilities assumed	$1,194,991

Net assets acquired	$3,430,063

The final value of the merger consideration will be determined based on the actual number of shares of Whiting common stock issued and the market price of Oasis common stock at the closing of the merger. A 20% change in the closing price of Oasis common stock, as compared to the May 10, 2022 closing price of $132.30, would increase or decrease the merger consideration by approximately $605.7 million, assuming all other factors are held constant. Oasis anticipates that a change in the closing price of Oasis common stock will primarily impact the value of oil and gas properties in the purchase price allocation. However, depending upon the magnitude of such change, while unlikely, it could potentially result in the recognition of goodwill or a bargain purchase gain as of the closing date of the merger.

(b)	Represents the $293.6 million Oasis special dividend paid to Oasis stockholders in connection with the closing of the merger.

(c)

Represents incremental borrowings of $180.1 million used to finance the closing of the merger using Oasis’ existing revolving credit facility. Oasis will also be charged a quarterly commitment fee of 0.375% on the average amount of borrowing base capacity not utilized during the quarter and a variable rate on outstanding borrowings.

The amount of incremental borrowings reflected in the unaudited pro forma condensed consolidated combined financial statements represents the total cash necessary to effectuate the merger less the sum of (i) the historical cash balance at Oasis as of March 31, 2022 and (ii) the historical cash balance at Whiting as of March 31, 2022. Depending upon the actual cash balances at Oasis and Whiting on the closing date of the merger, the actual amount of cash that Oasis borrows will differ from the amount presented in the unaudited pro forma condensed consolidated combined financial statements as of March 31, 2022.

(d)

Represents the accrual of $4.2 million of estimated deferred financing costs expected to be incurred by Oasis related to the revolving credit facility to be negotiated in connection with the merger. These deferred financing costs are preliminary estimates; the final amounts and the resulting effect on Oasis’ financial position may differ significantly.

(e)

Represents the accrual of $1.8 million and $3.1 million of estimated guaranteed employee bonuses payable to certain Oasis and Whiting employees, respectively. These bonuses are preliminary estimates; the final amounts and the resulting effect on Oasis’ financial position may differ significantly.

(f)

Represents the accrual of $19.7 million and $20.7 million of estimated transaction costs expected to be incurred by Oasis and Whiting, respectively, subsequent to March 31, 2022. These transaction costs are preliminary estimates; the final amounts and the resulting effect on Oasis’ financial position may differ significantly.

(g)

Represents the accrual of $2.2 million of estimated directors and officers (“D&O”) insurance costs directly attributable to the merger expected to be incurred by Oasis subsequent to March 31, 2022. These D&O insurance costs are preliminary estimates; the final amounts and the resulting effect on Oasis’ financial position may differ.

(h)

Represents the accrual of $52.1 million and $8.9 million of estimated severance costs expected to be incurred subsequent to March 31, 2022 payable to certain Oasis and Whiting executives, respectively, whom are expected to terminate employment as a result of the merger.

Certain other executives of Oasis and Whiting are expected to be paid depending on whether they remain employed by Oasis or are terminated as a result of the merger. As of the date of this filing, an accrual for these costs have not been reflected in the unaudited pro forma condensed consolidated combined balance sheet since it is not known which other executives will remain after the merger.

(i)

Represents the adjustment to deferred income taxes of $72.4 million to record the estimated deferred income tax effects of combining Oasis’ and Whiting’s operations. The deferred tax adjustment assumes a forecasted blended statutory rate of 24%. Because the tax rates used for these unaudited pro forma condensed consolidated combined financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the merger.

(j)

Represents $2.3 million of stock-based compensation expense expected to be incurred by Oasis due to the accelerated vesting of certain stock-based compensation awards held by Oasis directors in connection with the merger. These costs are nonrecurring and will not affect Oasis’ income statement beyond 12 months after the close of the merger.

Statement of Operations

The unaudited pro forma condensed consolidated combined statement of operations for the three months ended March 31, 2022 reflects the following adjustments:

(a)

Represents the incremental depreciation, depletion and amortization and accretion expense related to the assets acquired in the merger, which is based on the preliminary purchase price allocation. Depletion was calculated using the unit-of-production method under the successful efforts method of accounting. The depletion expense was adjusted for (i) the increase in production volumes attributable to the acquired oil and gas properties and (ii) the revision to the depletion rate reflecting the acquisition costs and the reserve volumes attributable to the acquired oil and gas properties. The pro forma depletion rate attributable to the merger was $13.67 per barrel of oil equivalent. This adjustment also includes a decrease in accretion expense attributable to asset retirement obligations of $0.9 million due to Oasis’ lower credit-adjusted risk-free rate relative to Whiting and lower estimated cost to plug and abandon at Oasis relative to Whiting.

(b)	Represents the reclassification of merger transaction costs included in Oasis’ and Whiting’s historical financial information from general and administrative expenses to merger transaction costs.

(c)

Represents the net decrease to interest expense resulting from the extinguishment of Whiting’s existing revolving credit facility and the amortization of related debt issuance costs, reduction of interest related to capitalized interest to align to Oasis’ accounting policy, the incremental interest on Oasis’ revolving credit facility to fund the close of the merger and the incremental interest for amortization of debt issuance costs on Oasis’ revolving credit facility as follows:

Three Months Ended March 31, 2022
(in thousands)
Elimination of interest expense, commitment fee and amortization of debt issuance costs on Whiting’s revolving credit facility	$2,362
Reduction of interest expense related to the capitalization of interest to align with Oasis’ accounting policy	1,591
Incremental interest expense on Oasis’ revolving credit facility to fund the close of the merger	(1,545)
Incremental interest expense for amortization of debt issuance costs on Oasis’ revolving credit facility	(211)

Net transaction accounting adjustments to interest expense	$2,197

A 0.125% change in the variable interest rate of Oasis’ revolving credit facility or a $10.0 million change in the amount financed would increase or decrease interest expense presented in the unaudited pro forma condensed consolidated combined statement of operations for the three months ended March 31, 2022 by $0.1 million and $0.1 million, respectively.

(d)

Represents the estimated income tax impact of the pro forma adjustments from the merger at the estimated blended federal and state statutory tax rate of approximately 24% for the three months ended March 31, 2022. Because the tax rates used for these unaudited pro forma condensed consolidated combined financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to the completion of the merger. The total income statement tax impact resulted in an immaterial difference, due to Oasis and Whiting both maintaining valuation allowances against their net deferred tax assets.

(e)

The table below represents the calculation of the weighted average shares outstanding and earnings per share included in the unaudited pro forma condensed consolidated combined statement of operations for the three months ended March 31, 2022. As the merger is being reflected in the unaudited pro forma condensed consolidated combined statement of operations for the three months ended March 31, 2022 as if it had occurred on January 1, 2021, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the merger have been outstanding for the entire year.

Three Months Ended March 31, 2022
(In thousands, except per share data)
Pro forma net loss	$(122,561)

Basic shares:
Oasis historical weighted average shares outstanding	19,306
Oasis shares converted from Whiting shares as part of consideration transferred	22,658
Oasis shares issued attributable to accelerated vesting of certain Whiting stock-based compensation awards	24
Oasis shares issued attributable to accelerated vesting of certain Oasis stock-based compensation awards	65

Pro forma weighted average common shares outstanding, basic and diluted(1)	42,053

Earnings attributable to Oasis per share, basic and diluted	$(2.91)

(1)

The diluted pro forma share count excludes the potentially dilutive effect of 1,577 Oasis unvested stock-based compensation awards, 1,400 Oasis warrants, 336 Oasis shares convertible from Whiting warrants and 209 Oasis shares convertible from Whiting stock-based compensation awards.

Statement of Operations

The unaudited pro forma condensed consolidated combined statement of operations for the year ended December 31, 2021 reflects the following adjustments:

(a)

Represents the incremental depreciation, depletion and amortization and accretion expense related to the assets acquired in the merger, which is based on the preliminary purchase price allocation. Depletion was calculated using the unit-of-production method under the successful efforts method of accounting. The depletion expense was adjusted for (i) the increase in production volumes attributable to the acquired oil and gas properties and (ii) the revision to the depletion rate reflecting the acquisition costs and the reserve volumes attributable to the acquired oil and gas properties. The pro forma depletion rate attributable to the merger was $13.93 per barrel of oil equivalent. This adjustment also includes a decrease in accretion expense attributable to asset retirement obligations of $3.5 million due to Oasis’ lower credit-adjusted risk-free rate relative to Whiting and lower estimated cost to plug and abandon at Oasis relative to Whiting.

(b)

Represents $52.1 million and $8.9 million in estimated severance costs expected to be incurred subsequent to March 31, 2022 payable to certain Oasis and Whiting executives, respectively, that are expected to terminate employment as a result of the merger. These costs are nonrecurring and will not affect Oasis’ income statement beyond 12 months after the close of the merger.

Certain other executives of Oasis and Whiting are expected to be paid depending on whether they remain employed by Oasis or are terminated as a result of the merger. As of the date of this filing, these costs have not been reflected in the unaudited pro forma condensed consolidated combined statement of operations since it is not known which other executives will remain after the merger.

(c)

Represents $23.0 million of estimated incremental general and administrative expense associated with the modification and replacement of certain Whiting stock-based compensation awards in connection with the closing of the merger. This estimate is preliminary and subject to change based on Oasis’ stock price at close and the timing of close.

(d)

Represents $2.2 million of estimated incremental D&O insurance costs directly attributable to the merger expected to be incurred by Oasis subsequent to March 31, 2022. These D&O insurance costs are preliminary estimates; the final amounts and the resulting effect on Oasis’ results of operations may differ. These costs are nonrecurring and will not affect Oasis’ income statement beyond 12 months after the close of the merger.

(e)

Represents $1.8 million and $3.1 million of estimated guaranteed employee bonuses payable to certain Oasis and Whiting employees, respectively. These costs are nonrecurring and will not affect Oasis’ income statement beyond 12 months after the close of the merger.

(f)

Represents $2.3 million of stock-based compensation expense expected to be incurred by Oasis due to the accelerated vesting of certain stock-based compensation awards held by all Oasis directors in connection with the merger. These costs are nonrecurring and will not affect Oasis’ income statement beyond 12 months after the close of the merger.

(g)

Represents $19.7 million and $20.7 million of transaction costs expected to be incurred by Oasis and Whiting, respectively, subsequent to March 31, 2022. These transaction costs are preliminary estimates; the final amounts and the resulting effect on Oasis’ financial position and results of operations may differ significantly. These costs are nonrecurring and will not affect Oasis’ income statement beyond 12 months after the close of the merger.

(h)

Represents the net decrease to interest expense resulting from the extinguishment of Whiting’s existing revolving credit facility and the amortization of related debt issuance costs, reduction of interest related to capitalized interest to align to Oasis’ accounting policy, the incremental interest on Oasis’ revolving credit facility to fund the close of the merger and the incremental interest for amortization of debt issuance costs on Oasis’ revolving credit facility as follows:

Year ended December 31, 2021
(in thousands)
Elimination of interest expense, commitment fee and amortization of debt issuance costs on Whiting’s revolving credit facility	$14,634
Reduction of interest expense related to the capitalization of interest to align with Oasis’ accounting policy	692
Incremental interest expense on Oasis’ revolving credit facility to fund the close of the merger	(6,180)
Incremental interest expense for amortization of debt issuance costs on Oasis’ revolving credit facility	(842)

Net transaction accounting adjustments to interest expense	$8,304

A 0.125% change in the variable interest rate of Oasis’ revolving credit facility or a $10.0 million change in the amount financed would increase or decrease interest expense presented in the unaudited pro forma condensed consolidated combined statement of operations for the year ended December 31, 2021 by $0.2 million and $0.3 million, respectively.

(i)

Represents the estimated income tax impact of the pro forma adjustments from the merger at the estimated blended federal and state statutory tax rate of approximately 24% for the year ended December 31, 2021. Because the tax rates used for these unaudited pro forma condensed consolidated combined financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to the completion of the merger. The total income statement tax impact resulted in an immaterial difference, due to Oasis and Whiting both maintaining valuation allowances against their net deferred tax assets.

(j)

The table below represents the calculation of the weighted average shares outstanding and earnings per share included in the unaudited pro forma condensed consolidated combined statement of operations for the year ended December 31, 2021. As the merger is being reflected in the unaudited pro forma condensed consolidated combined statement of operations for the year ended December 31, 2021 as if it had occurred on January 1, 2021, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the merger have been outstanding for the entire year.

Year Ended December 31, 2021
(In thousands, except per share data)
Pro forma net income	$544,770

Basic shares:
Oasis historical weighted average shares outstanding	19,792
Oasis shares converted from Whiting shares as part of consideration transferred	22,658
Oasis shares issued attributable to accelerated vesting of certain Whiting stock-based compensation awards	24
Oasis shares issued attributable to accelerated vesting of certain Oasis stock-based compensation awards	96

Pro forma weighted average common shares outstanding, basic	42,570

Diluted shares:
Pro forma weighted average shares outstanding, basic	42,570
Dilutive effect of shares convertible from Oasis historical unvested stock-based compensation awards	786
Dilutive effect of shares convertible from Oasis in-the-money warrants	—
Dilutive effect of Oasis shares convertible from Whiting in-the-money warrants	336
Dilutive effect of Oasis shares convertible from unvested Whiting stock-based compensation awards	209
Pro forma weighted average common shares outstanding, diluted(1)	43,901

Earnings attributable to Oasis per share, basic	$12.80
Earnings attributable to Oasis per share, diluted	$12.41

(1)	The diluted pro forma share count excludes the potentially dilutive effect of 1,608 out-of-the-money Oasis warrants.

5.	Supplemental Pro Forma Crude Oil, Natural Gas and Natural Gas Liquids Reserves Information

The following tables present the estimated pro forma combined net proved developed and undeveloped crude oil, natural gas and NGLs reserves prepared as of December 31, 2021, along with a summary of changes in the quantities of net remaining proved reserves during the year ended December 31, 2021. The pro forma combined standardized measure of discounted future net cash flows relating to proved reserves as of December 31, 2021, as well as changes to the standardized measure for the year ended December 31, 2021, are also presented.

This pro forma combined reserve, production and standardized measure information gives effect to the merger as if it had been completed on January 1, 2021; however, the proved reserves and standardized measures presented below represent the respective estimates made as of December 31, 2021, by Oasis and Whiting while they were separate companies. These estimates have not been updated for changes in development plans or other factors, which have occurred or may occur subsequent to December 31, 2021, or subsequent to the completion of the merger. This pro forma information has been prepared for illustrative purposes and is not intended to be a projection of future results of the combined business. With respect to the disclosures below, the amounts were determined by referencing the “Standardized Measure of Discounted Future Net Cash Flows” reported in Oasis’ Annual Report on Form 10-K and Whiting’s Annual Report on Form 10-K/A for the year ended December 31, 2021; an explanation of the underlying methodology applied, as required by SEC regulations, can be found within the Annual Report on Form 10-K for Oasis and the Annual Report on Form 10-K/A for Whiting. See “Where You Can Find More Information” within this joint proxy statement/prospectus.

	Crude Oil (MBbls)
	Oasis Historical	Whiting Historical	Pro Forma Combined Oasis
Net proved reserves at December 31, 2020	119,765	163,269	283,034
Revisions of previous estimates	42,411	28,358	70,769
Extensions, discoveries and other additions	7,734	12,720	20,454
Sales of reserves in place	(24,760)	(6,434)	(31,194)
Purchase of reserves in place	42,656	10,007	52,663
Production	(13,489)	(19,316)	(32,805)

Net proved reserves at December 31, 2021	174,317	188,604	362,921

Proved developed reserves:
December 31, 2020	85,428	128,227	213,655
December 31, 2021	114,041	148,317	262,358
Proved undeveloped reserves:
December 31, 2020	34,337	35,042	69,379
December 31, 2021	60,276	40,287	100,563

	Natural Gas (MMcf)
	Oasis Historical	Whiting Historical	Pro Forma Combined Oasis
Net proved reserves at December 31, 2020	376,170	303,617	679,787
Revisions of previous estimates	68,768	139,647	208,415
Extensions, discoveries and other additions	14,539	22,001	36,540
Sales of reserves in place	(40,211)	(16,113)	(56,324)
Purchase of reserves in place	86,153	18,861	105,014
Production	(46,157)	(41,964)	(88,121)

Net proved reserves at December 31, 2021	459,262	426,049	885,311

Proved developed reserves:
December 31, 2020	262,676	251,316	513,992
December 31, 2021	361,836	351,914	713,750
Proved undeveloped reserves:
December 31, 2020	113,494	52,301	165,795
December 31, 2021	97,426	74,135	171,561

	NGLs (MBbls)(1)
	Oasis Historical	Whiting Historical	Pro Forma Combined Oasis
Net proved reserves at December 31, 2020	—	46,367	46,367
Revisions of previous estimates	—	22,167	22,167
Extensions, discoveries and other additions	—	3,898	3,898
Sales of reserves in place	—	(1,551)	(1,551)
Purchase of reserves in place	—	2,702	2,702
Production	—	(7,218)	(7,218)

Net proved reserves at December 31, 2021	—	66,365	66,365

Proved developed reserves:
December 31, 2020	—	37,961	37,961
December 31, 2021	—	55,006	55,006
Proved undeveloped reserves:
December 31, 2020	—	8,406	8,406
December 31, 2021	—	11,359	11,359

(1)	Oasis has historically reported reserves on a two-stream basis of oil and natural gas, while Whiting has historically reported reserves on a three-stream basis of oil, natural gas and NGLs.

	Total (MBoe)(1)
	Oasis Historical	Whiting Historical	Pro Forma Combined Oasis
Net proved reserves at December 31, 2020	182,460	260,239	442,699
Revisions of previous estimates	53,871	73,800	127,671
Extensions, discoveries and other additions	10,157	20,285	30,442
Sales of reserves in place	(31,461)	(10,670)	(42,131)
Purchase of reserves in place	57,015	15,851	72,866
Production	(21,182)	(33,528)	(54,710)

Net proved reserves at December 31, 2021	250,860	325,977	576,837

Proved developed reserves:
December 31, 2020	129,207	208,074	337,281
December 31, 2021	174,347	261,975	436,322
Proved undeveloped reserves:
December 31, 2020	53,253	52,165	105,418
December 31, 2021	76,513	64,002	140,515

(1)	Natural gas is converted to barrel of oil equivalent at the rate of six thousand cubic feet of natural gas to one barrel of oil.

The pro forma combined standardized measure of discounted future net cash flows relating to proved crude oil, natural gas and NGLs reserves as of December 31, 2021 is as follows:

	As of December 31, 2021 (In thousands)
	Oasis Historical	Whiting Historical	Pro Forma Combined Oasis
Future cash inflows	$13,366,064	$13,554,387	$26,920,451
Future production costs	(6,548,794)	(5,040,334)	(11,589,128)
Future development costs	(1,322,207)	(864,049)	(2,186,256)
Future income tax expense	(717,721)	(1,241,224)	(1,958,945)

Future net cash flows	4,777,342	6,408,780	11,186,122
10% annual discount for estimated timing of cash flows	(2,080,404)	(2,729,490)	(4,809,894)

Standardized measure of discounted future net cash flows	$2,696,938	$3,679,290	$6,376,228

The changes in the pro forma combined standardized measure of discounted future net cash flows relating to proved crude oil, natural gas and NGLs reserves for the year ended December 31, 2021 are as follows:

	Year Ended December 31, 2021 (In thousands)
	Oasis Historical	Whiting Historical	Pro Forma Combined Oasis
January 1, 2021	$948,877	$1,071,977	$2,020,854
Net changes in prices and production costs	1,617,331	2,877,747	4,495,078
Net changes in future development costs	(36,645)	(112,230)	(148,875)
Sales of crude oil and natural gas, net	(796,874)	(1,128,837)	(1,925,711)
Extensions	98,125	286,422	384,547
Purchases of reserves in place	780,442	223,819	1,004,261
Sales of reserves in place	(204,153)	(150,660)	(354,813)
Revisions of previous quantity estimates	639,320	1,042,079	1,681,399
Previously estimated development costs incurred	102,519	163,740	266,259
Accretion of discount	94,090	107,198	201,288
Net changes in income taxes	(252,347)	(701,965)	(954,312)
Changes in timing and other	(293,747)	—	(293,747)

December 31, 2021	$2,696,938	$3,679,290	$6,376,228

COMPARISON OF STOCKHOLDER RIGHTS

Whiting stockholders and holders of Whiting equity awards will receive shares of Oasis common stock in the merger. Oasis and Whiting are both Delaware corporations subject to the DGCL. If the merger is completed, the rights of Whiting stockholders and holders of Whiting equity awards who become Oasis stockholders through the receipt of shares of common stock and the rights of Oasis stockholders will continue to be governed by the DGCL, the Oasis certificate of incorporation and the Oasis bylaws.

The following summary is not a complete statement of the rights of Oasis stockholders or Whiting stockholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Oasis’ and Whiting’s governing corporate documents, which Whiting stockholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”

AUTHORIZED CAPITAL STOCK

Oasis

The Oasis certificate of incorporation currently authorizes Oasis to issue 60,000,000 shares of Oasis common stock, and 5,000,000 shares of Oasis preferred stock. The merger agreement contemplates an amendment to the Oasis certificate of incorporation that, if adopted, would increase the number of authorized shares of Oasis common stock from 60,000,000 shares to 120,000,0000 shares. As of May 18, 2022, there were 19,627,681 shares of Oasis common stock outstanding and no shares of Oasis preferred stock outstanding.

Whiting

The Whiting certificate of incorporation currently authorizes Whiting to issue 550,000,000 shares of capital stock, consisting of (i) 500,000,000 shares of Whiting common stock and (ii) 50,000,000 shares of preferred stock, each having a par value of $0.001 per share (the “Whiting preferred stock”). As of May 18, 2022, there were 39,241,819 shares of Whiting common stock outstanding and no shares of Whiting preferred stock outstanding.

VOTING RIGHTS

The DGCL provides that each stockholder must be entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of Oasis common stock and each share of Whiting common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of stockholders (except with respect to amendments to either corporation’s certificate of incorporation that relate solely to such corporation’s preferred stock).

Oasis

Subject to the discussion in “— Election of Directors” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Oasis’ governing documents or with respect to the rights of any preferred stock of Oasis, the vote of the holders of a majority of the shares having voting power present in

Whiting

Subject to the discussion in “— Election of Directors” below, unless otherwise required by law, any question brought before any meeting of the stockholders, other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the total number of votes of Whiting’s capital stock represented in person or by proxy and entitled to vote thereat, voting as a single person or represented by proxy at a meeting at which a quorum is present will be the act of the stockholders’ meeting.

The voting rights, preferences, other rights, qualifications, limitations or restrictions of the holders of any Oasis preferred stock will be determined by the Oasis board. Except as otherwise provided by law or in a preferred stock designation, the holders of Oasis preferred stock will not be entitled to vote at or receive notice of any meeting of the stockholders.

class. Each stockholder represented in person or by proxy at a meeting of the stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period.

Pursuant to the Whiting certificate of incorporation, the Whiting board is authorized to provide for the issuance of all or any shares of Whiting preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Whiting board providing for the issuance of such class or series.

NUMBER OF DIRECTORS AND SIZE OF BOARD

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by such company’s certificate of incorporation or bylaws.

Oasis

The Oasis board currently has eight members, which, at the Company Merger Effective Time, will increase to ten members and consist of (i) five directors appointed by Whiting, including the designation of Lynn A. Peterson (as Executive Chair) and (ii) five directors appointed by Oasis, one of whom will be Daniel E. Brown. The Oasis bylaws provide that the number of directors shall be determined by the Oasis board pursuant to a resolution adopted by a majority of the total number of directors which Oasis would have if there were no vacancies, subject to the rights of the holders of any series of Oasis preferred stock to elect directors under specified circumstances.

Whiting

The Whiting board currently has seven members. The Whiting by-laws provide that the number of directors shall consist of not less than one nor more than twelve members, the exact number of which shall be determined from time to time exclusively by resolution adopted by the Whiting board.

TERM OF DIRECTORS

Oasis	Whiting

The Oasis bylaws provide for an unclassified board. Each director holds office until his or her successors have been duly elected and qualified, or otherwise until his or her earlier death, resignation or removal.	The Whiting certificate of incorporation provides that the directors consist of a single class. At each annual meeting of stockholders, directors are elected with terms that expire at the next annual meeting of stockholders after their election, with each director to hold office until his or her successor has been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

ELECTION OF DIRECTORS

Oasis	Whiting

Under the Oasis bylaws, directors shall be elected by a majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present; provided that if the number of nominees exceeds the number of directors to be elected as of a date that is 14 days in advance of the date Oasis files its definitive proxy statement, the directors shall be elected by the vote of a plurality of the votes cast at any such meeting.

Under the Whiting by-laws, all elections of directors are determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Each stockholder represented in person or by proxy at a meeting of the stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder.
Election of directors need not be by written ballot and there is no cumulative voting for election of directors.	The Whiting board, in its discretion, or the officer of Whiting presiding at a meeting of the stockholders, in such officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

REMOVAL OF DIRECTORS

The DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Oasis	Whiting

Under the Whiting certificate of incorporation,
subject to the rights, if any, of the holders of shares
of Whiting preferred stock then outstanding, any or
all of the directors on the Whiting board may be
removed from office at any time, with or without
cause, by the affirmative vote of the holders of at
least a majority of the voting power of Whiting’s
then outstanding capital stock entitled to vote
generally in the election of directors.

Whenever the holders of any one or more classes or
series of Whiting preferred stock shall have the right,
voting separately by class or series, to elect directors
at an annual or special meeting of stockholders, the
election, term of office, filling of vacancies and other
features of such directorships shall be governed by
the terms of Whiting certificate of incorporation
applicable thereto.

VACANCIES

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Oasis	Whiting

Under the Oasis bylaws, and in accordance with the DGCL, subject to the rights of holders of any series of any preferred stock then outstanding, newly-created directorships resulting from any increase in the authorized number of directors and any vacancies in the Oasis board may be filled by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the earliest of (a) the expiration of the term of office of the director whom he or she has replaced, (b) a successor being elected and qualified and (c) the director’s earlier death, resignation or removal.	Subject to the rights of the holders of Whiting preferred stock, any vacancy on the Whiting board that results from an increase in the number of directors and any other vacancy occurring on the Whiting board may be filled only by a majority of the Whiting board then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office until the next annual meeting of the stockholders and until his or her successor shall be duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office.

QUORUM FOR BOARD MEETINGS

The DGCL provides that in no case will a quorum be less than one-third of the authorized number of directors.

Oasis	Whiting

Under the Oasis bylaws, and in accordance with the DGCL, the presence of a majority of the directors then in office shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Oasis board (except as may be otherwise specifically provided by law or the Oasis certificate of incorporation).	Under the Whiting by-laws, at all meetings of the Whiting board, a majority of the entire Whiting board shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Whiting board.

ANNUAL MEETINGS OF STOCKHOLDERS

Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Each of the Oasis bylaws and the Whiting by-laws provide that annual meetings of stockholders shall be held at such dates and times as shall be designated by such corporation’s board and stated in the notice of the meeting, at which time the stockholders shall elect a board of directors and transact such other business as may be properly brought before the meeting. The board of directors of each corporation may postpone any previously scheduled annual meeting of stockholders.

QUORUM FOR STOCKHOLDER MEETINGS

Under the DGCL, and each of the Oasis bylaws and the Whiting by-laws, the holders of a majority of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

NOTICE OF ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS

Under the DGCL and each of the Oasis bylaws and the Whiting by-laws, notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

CALLING SPECIAL MEETINGS OF STOCKHOLDERS

The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.

Oasis	Whiting

The Oasis bylaws provide that special meetings of the stockholders, other than those required by statute, may be called at any time by the Oasis board or by Oasis’ secretary upon a proper written request given by or on behalf of one or more stockholders of record who hold at least 25% of the voting power of all outstanding shares of Oasis common stock.	The Whiting by-laws provide that special meetings of the stockholders for any purpose or purposes, may be called only by (i) the chairman of the Whiting board, if there be one, (ii) the Whiting president, (iii) a majority of the Whiting board or (iv) the Whiting secretary at the written request of a stockholder of record who (x) owns, or is acting on behalf of one or more beneficial owners who own capital stock representing at least twenty-five percent (25%) of all outstanding shares of capital stock of Whiting entitled to vote generally in the election of directors and (y) have owned such amount for at least 365 consecutive days prior to the record date used to establish such ownership and continue to own such amount at all times between the record date and the date of the applicable meeting of the stockholders.

STOCKHOLDERS ACTION BY WRITTEN CONSENT

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Oasis	Whiting

The Oasis certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock then outstanding, any action required or permitted to be taken by the Oasis stockholders must be	The Whiting certificate of incorporation provides that any action required or permitted to be taken by Whiting stockholders must be effected at a duly called annual or special meeting of the Whiting

effected at a duly-called annual or special meeting of the Oasis stockholders and may not be effected by any consent in writing by such stockholders.	stockholders, and the ability of Whiting stockholders to consent in writing to the taking of any action is specifically denied.

AMENDMENT OF GOVERNING DOCUMENTS

Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws.

Oasis	Whiting

The Oasis certificate of incorporation grants the Oasis board the power to adopt, amend or repeal the Oasis bylaws. The Oasis stockholders may also alter, amend or repeal the Oasis bylaws by the affirmative vote of holders of at least a majority of the outstanding shares of Oasis common stock, regardless of whether such bylaws were originally adopted by them or otherwise.	The Whiting certificate of incorporation provides that the Whiting board shall have the power to adopt, amend, alter or repeal the Whiting by-laws. The affirmative vote of at least a majority of the Whiting board shall be required to adopt, amend, alter or repeal the by-laws. The by-laws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of the shares entitled to vote at an election of directors.

LIMITATION ON LIABILITY OF DIRECTORS

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. The Whiting certificate of incorporation and the Oasis certificate of incorporation limit the liability of its directors to the fullest extent permitted by this law.

Specifically, each of Whiting’s and Oasis’ directors is not personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the corporation’s stockholders.

To the extent that a present or former director, officer or employee of Whiting or Oasis has been successful on the merits or otherwise in defense of any threatened, pending, or completed proceeding referred to in Section 145(a) or (b) of the DGCL, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) reasonably incurred by him or her in connection therewith.

Each of Whiting and Oasis may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the respective corporation or is or was serving at the request of the respective corporation as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status as such, whether or not the respective corporation would have the power to indemnify such person against such liability.

Any rights to indemnification or advancement of expenses conferred upon any current or former director, officer or employee of Whiting or Oasis are contractual, vest when such person becomes a director, officer or employee of Whiting or Oasis, and shall continue as vested contract rights even if such person ceases to be a director, officer or employee of Whiting or Oasis. Any amendment, repeal, or modification of, or adoption of any provision inconsistent with the rights conferred under each of the Whiting by-laws and the Oasis bylaws shall not adversely affect any right to indemnification or advancement of expenses granted to any person pursuant hereto with respect to any act or omission of such person occurring prior to the time of such amendment, repeal, modification or adoption (regardless of whether the proceeding relating to such acts or omissions, or any proceeding relating to such person’s rights to indemnification or to advancement of expenses, is commenced before or after the time of such amendment, repeal, modification, or adoption), and any such amendment, repeal, modification or adoption that would adversely affect such person’s rights to indemnification or advancement of expenses shall be ineffective as to such person, except with respect to any threatened, pending or completed proceeding that relates to or arises from (and only to the extent such proceeding relates to or arises from) any act or omission of such person occurring after the effective time of such amendment, repeal, modification or adoption.

ANTI-TAKEOVER PROVISIONS

Each of Whiting and Oasis are governed by Section 203 of the DGCL, which prohibits a defined set of transactions between a Delaware corporation and an “interested stockholder.” An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. This prohibition is effective unless: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by such corporation’s board prior to the time the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the board of the corporation and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

EXCLUSIVE FORUM

Oasis	Whiting

Unless Oasis consents in writing to the selection of an alternative forum, the sole and exclusive forum shall be the Court of Chancery of the State of Delaware for (i) any derivative action or proceeding brought on behalf of Oasis, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of Oasis to Oasis or Oasis stockholders, (iii) any action asserting a claim against Oasis arising pursuant to any provision of the DGCL, the Oasis certificate of incorporation or the Oasis bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Oasis certificate of incorporation or the Oasis bylaws, (v) any action asserting a claim against Oasis or any director or officer or other employee of Oasis governed by the internal affairs doctrine or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

The Oasis certificate of incorporation also provides that, unless Oasis consents in writing to the selection of an alternative forum, the federal courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Unless Whiting consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Whiting, (ii) any action asserting a claim for a breach of a fiduciary duty owed by any current or former director, officer, or employee or stockholder of Whiting to Whiting or Whiting stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or Whiting’s organizational documents or as to which the DGCL confers jurisdiction on the Court of Chancery, (iv) any action asserting a claim governed by the internal affairs doctrine or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

The Whiting certificate of incorporation also provides that, unless Whiting consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for any action brought under the Securities Act.

APPRAISAL RIGHTS

Under the DGCL, the stockholders of Delaware corporations have appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. No appraisal rights or dissenters’ rights will be available with respect to the Oasis stock issuance or the Oasis charter amendment. Whiting stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Shares of Whiting common stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with Delaware law will not be converted into shares of Oasis common stock, but will be converted into the right to receive payment from the combined company consideration determined in accordance with Delaware law. See “The Merger — Appraisal Rights and Dissenters’ Rights.”

CERTAIN BENEFICIAL OWNERS OF WHITING COMMON STOCK

The following table sets forth information regarding the beneficial ownership of Whiting common stock as of the record date (May 18, 2022) by:

•	each person known by Whiting to be the beneficial owner of more than 5% of outstanding Whiting common stock on the record date; and

•	each of Whiting’s current executive officers and directors, individually and as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and other conversion, exchange or purchase rights that are currently exercisable or exercisable within 60 days of the record date.

Name of Beneficial Owner	Shares of Whiting Common Stock Beneficially Owned	Percent of Whiting Common Stock Beneficially Owned(1)	Number of Whiting Warrants Beneficially Owned	Percentage of Whiting Warrants Beneficially Owned(2)
Directors and officers prior to the Merger:
Lynn A. Peterson	70,447	*	—	—
James P. Henderson	34,854	*	—	—
Charles J. Rimer	34,775	*	3,482	*
M. Scott Regan	4,326	*	1,283	*
Sirikka R. Lohoefener	1,692	*	1,567	*
Janet L. Carrig(3)	10,081	*	—	—
Susan M. Cunningham(3)	10,081	*	—	—
Paul J. Korus(3)	14,581	*	—	—
Kevin S. McCarthy(3)	22,581	*	—	—
Daniel J. Rice IV(3)	25,231	*	—	—
Anne Taylor(3)	10,081	*	—	—
All directors and officers prior to the Merger (11 persons)	238,730	*	6,332	*
Five Percent Holders prior to the Merger:
BlackRock, Inc.(4)	2,949,144	7.5%	—	—
The Vanguard Group, Inc.(5)	3,942,378	10.0%	—	—
Wellington Management Group LLP(6)	3,768,472	9.6%	—	—
FMR LLC(7)	5,624,177	14.3%	—	—

*	Denotes less than 1%.
**	Unless otherwise noted, the business address of each of Whiting’s stockholders is 1700 Lincoln Street, Suite 4700, Denver, CO 80203.
(1)	Based upon an aggregate of 39,241,819 shares of Whiting common stock outstanding as of May 18, 2022.
(2)	Based upon an aggregate of 7,253,429 Whiting Warrants outstanding as of May 18, 2022.
(3)	Includes 3,967 RSUs that vest on June 1, 2022.
(4)

As of March 11, 2022 as reported on Schedule 13G filed with the SEC by BlackRock, Inc. for shares of Whiting common stock beneficially held on behalf of BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Fund Advisors, BlackRock Asset Management Ireland Limited, BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc., BlackRock Fund Managers Ltd, BlackRock Asset Management Schweiz AG and BlackRock Investment Management, LLC. The business address for each reporting person is 55 East 52nd Street, New York, NY 10055.

(5)

As of February 9, 2022, as reported on Schedule 13G filed with the SEC for shares of Whiting common stock beneficially owned by The Vanguard Group, Inc. The business address for each reporting person is 100 Vanguard Blvd., Malvern, PA 19355.

(6)

As of February 8, 2022, as reported on Schedule 13G filed with the SEC for shares of Whiting common stock beneficially owned by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, Wellington Management Company LLP. The business address for each reporting person is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(7)

As of February 14, 2022, as reported on Schedule 13G filed with the SEC for shares of Whiting common stock beneficially owned by FMR, LLC, Abigail P. Johnson and Fidelity Low-Priced Stock Fund. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. The business address for each reporting person is 245 Summer Street, Boston, MA 02210.

CERTAIN BENEFICIAL OWNERS OF OASIS COMMON STOCK

To Oasis’ knowledge, the following table sets forth certain information regarding the beneficial ownership of Oasis common stock as of the close of business on May 18, 2022 (except as noted in the footnotes below) and with respect to: (i) each person known by Oasis to beneficially own 5% or more of the outstanding Oasis common stock; (ii) each member of the Oasis board; (iii) each named executive officer of Oasis; and (iv) the members of the Oasis board and Oasis’ current executive officers as a group.

Oasis has determined beneficial ownership in accordance with the rules of the SEC. Information set forth in the tables below with respect to beneficial ownership of Oasis common stock has been obtained from filings made by the named beneficial ownership with the SEC as of May 18, 2022 or, in the case of Oasis’ current executive officers and directors, has been provided to us by such individuals. Except as indicated by the footnotes below, Oasis believes, based on the information furnished to Oasis, that the persons and entities named in the table below have sole voting and investment power with respect to all Oasis common stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on approximately 19,627,681 shares of Oasis common stock outstanding as of May 18, 2022.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 1001 Fannin Street, Suite 1500, Houston, TX 77002.

Name of Person or Identity of Group	Number of Oasis common stock	Percentage of Class(1)	Number of Oasis Warrants	Percentage of Class(2)
5% Stockholders:
JPMorgan Chase & Co.(3)	2,014,039	10.3%
The Vanguard Group(4)	1,811,046	9.2%
BlackRock, Inc.(5)	1,281,010	6.5%
Mark Paley & Roger J. Beit(6)	1,010,000	5.1%
Directors and Named Executive Officers:
Daniel E. Brown	6,667	*
Douglas E. Brooks	19,985	*	3
Taylor L. Reid	4,443	*	1,733		*
Michael H. Lou	4,143	*	558		*
Nickolas J. Lorentzatos	2,497	*	368		*
Marguerite Woung-Chapman	2,916	*
Samantha Holroyd	15,500	*
John Jacobi	15,500	*
N. John Lancaster, Jr.	15,500	*
Robert McNally	15,500	*
Cynthia Walker	15,500	*
All directors and executive officers as a group (11 persons)	118,151	*	2,662		*

*	Less than 1%.
(1)	Based upon an aggregate of 19,627,681 shares of Oasis common stock outstanding as of May 18, 2022.
(2)	Based upon an aggregate of 1,051,825 Oasis Warrants outstanding as of May 18, 2022.
(3)

According to a Schedule 13G/A, dated January 14, 2022, filed with the SEC by JPMorgan Chase & Co., it has sole voting power over 1,731,996 of these shares, sole dispositive power over 1,983,917 of these shares, and shared voting over 29,093 of these shares and shared dispositive power over 30,122 of these shares. JPMorgan Chase & Co. filed this 13G/A as a parent holding company for the following subsidiaries: J.P.

Morgan Trust Company of Delaware, J.P. Morgan (Suisse) SA, J.P. Morgan Investment Management Inc., JPMorgan Chase Bank, National Association, JPMorgan Asset Management (UK) Limited. The address of JPMorgan Chase & Co. is 383 Madison Avenue, New York, NY 10179.
(4)

According to a Schedule 13G, dated February 10, 2022, filed with the SEC by Vanguard Group Inc, it has sole dispositive power over 1,759,138 of these shares, shared voting power over 38,104 of these shares and shared dispositive power over 51,908 of these shares. The address of Vanguard Group Inc is 100 Vanguard Blvd., Malvern, PA 19355.

(5)

According to a Schedule 13G, dated February 7, 2022, filed with the SEC by BlackRock, Inc., it has sole voting power over 1,265,021 over these shares and sole dispositive power over 1,281,010 of these shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(6)

According to a Schedule 13G, dated May 20, 2021, filed with the SEC by Mark Steven Paley and Roger J. Beit, they each have shared voting and dispositive power over 1,010,000 of these shares. Roger Beit’s address is 530 Silas Deane Highway, Suite 130 Wethersfield, CT.

LEGAL MATTERS

The legality of the shares of Oasis common stock issuable in the merger will be passed upon for Oasis by Vinson & Elkins L.L.P. Certain U.S. federal income tax consequences relating to the transactions will be passed upon for Oasis by Vinson & Elkins L.L.P. and for Whiting by Kirkland & Ellis LLP.

EXPERTS

Oasis Petroleum Inc.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Oasis Petroleum Inc. and its subsidiaries (Successor) incorporated in this joint proxy statement/prospectus by reference to Oasis Petroleum Inc.’s Annual Report on Form 10-K for the year ended December 31, 2021 and for the period from November 20, 2020 through December 31, 2020 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Oasis’ emergence from bankruptcy as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Oasis Petroleum Inc. and its subsidiaries (Predecessor) incorporated in this joint proxy statement/prospectus by reference to Oasis Petroleum Inc.’s Annual Report on Form 10-K for the period from January 1, 2020 through November 19, 2020 and for the year ended December 31, 2019 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Oasis’ adoption of fresh start accounting as of November 19, 2020 as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of proved reserves attributable to certain interests of Oasis as of December 31, 2021 and related information included or attached hereto have been prepared based on reports by DeGolyer and MacNaughton, independent reserve engineers, and all such information has been so incorporated in reliance on the authority of such experts in such matters.

The consolidated financial statements of Crestwood Equity Partners LP appearing in Crestwood Equity Partners LP’s Annual Report (Form 10-K) for the year ended December 31, 2021 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of the properties of QEP Energy Company acquired in the Williston Basin Acquisition for the years ended December 31, 2020 and 2019, incorporated in this joint proxy statement/prospectus by reference to Oasis Petroleum Inc.’s Current Report on Form 8-K/A filed with the SEC on December 20, 2021, have been audited by Weaver and Tidwell, L.L.P., an independent registered public accounting firm, as stated in their report thereon incorporated herein by reference, and have been incorporated in this joint proxy statement/prospectus in reliance upon such report and given on the authority of said firm as experts in auditing and accounting.

Whiting Petroleum Corporation

The financial statements of Whiting Petroleum Corporation as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and the period from September 1, 2020 to December 31, 2020 (Successor

Company operations), and the periods from January 1, 2020 to August 31, 2020 and January 1, 2019 to December 31, 2019 (Predecessor Company operations), incorporated by reference in this Prospectus, and the effectiveness of Whiting Petroleum Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

Estimates of proved reserves attributable to certain interests of Whiting as of December 31, 2021 and related information included or attached hereto have been prepared based on reports by Netherland, Sewell & Associates, Inc., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of such experts in such matters.

STOCKHOLDER PROPOSALS

Oasis Petroleum Inc.

Oasis held a regular annual meeting of stockholders for 2022 on April 27, 2022. Oasis will hold a regular annual meeting of stockholders in 2023 (the “Oasis 2023 Annual Meeting”) regardless of whether the merger is completed.

Any stockholder of Oasis who desires to submit a proposal for action at the Oasis 2023 Annual Meeting and wishes to have such proposal (a “Rule 14a-8 Proposal”) included in Oasis’ proxy materials, must submit such Rule 14a-8 Proposal at its principal executive office, 1001 Fannin Street, Suite 1500, Houston, Texas 77002, no later than November 18, 2022, delivered to the attention of the Corporate Secretary of Oasis, unless Oasis notifies the stockholders otherwise. Only those Rule 14a-8 Proposals that are timely received by Oasis and meets the requirements of the applicable rules of the SEC and the Oasis bylaws will be considered.

Any stockholder of Oasis who desires to submit a proposal for action at the 2023 Annual Meeting, but does not wish to have such proposal included in Oasis’ proxy materials, must submit such proposal to Oasis at its principal executive offices so that it is received between December 28, 2022 and January 27, 2023, unless Oasis notifies the stockholders otherwise. In addition to being proper for stockholder action and in compliance with applicable law, such proposal must be submitted in accordance with, and include the information and materials required by the Oasis bylaws and, to the extent applicable, the Oasis certificate of incorporation.

The Nominating, Environmental, Social & Governance Committee will consider any nominee recommended by stockholders for election at the annual meeting of stockholders to be held in 2023 if that nomination is submitted in writing, between December 28, 2022 and January 27, 2023, to the Corporate Secretary at Oasis’ principal executive office. With respect to each such nominee, the following information must be provided to Oasis with the written nomination: (i) information about the nominee which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, including Regulation 14A of the Securities Exchange Act of 1934; and (ii) information and materials required by, the Oasis bylaws and, to the extent applicable, the Oasis certificate of incorporation.

Eligible stockholders may nominate a candidate for election to the Oasis board for inclusion in Oasis’ proxy materials in accordance with the proxy access provisions of Section 3.14 of the Oasis bylaws. An eligible stockholder generally must deliver the Proxy Access Notice (as defined in the Oasis bylaws) to the Corporate Secretary at the principal executive offices of Oasis not later than the close of business on the 120th day prior to the first anniversary of the date (as stated in the Oasis’ proxy materials) the definitive proxy statement was first sent to stockholders in connection with the preceding year’s annual meeting of stockholders and otherwise comply with all of the requirements of the Oasis bylaws. For the 2023 Annual Meeting of Stockholders, Oasis must receive notice of the nomination for inclusion in Oasis’ proxy materials no later than November 18, 2022.

Written requests for inclusion of any stockholder proposal, including with respect to any director candidates recommended by stockholders, should be addressed to Oasis Petroleum Inc., 1001 Fannin Street, Suite 1500, Houston, TX 77002, Attention: Corporate Secretary. Oasis suggests that any such proposal be sent by certified mail, return receipt requested.

A copy of the Oasis bylaws setting forth the requirements for the nomination of director candidates by stockholders and the requirements for proposals by stockholders may be obtained by submitting a request to the Corporate Secretary at Oasis’ principal executive offices, 1001 Fannin Street, Suite 1500, Houston, TX 77002.

Whiting Petroleum Corporation

Whiting will hold a special meeting in lieu of the 2022 annual meeting of its stockholders on June 28, 2022 which will encompass the procedures and proposals generally conducted at its annual meeting of stockholders. Whiting will hold a regular annual meeting of stockholders in 2023 (the “Whiting 2023 Annual Meeting”) only if the merger is not consummated.

If a Whiting stockholder wants to include a proposal in Whiting’s proxy statement for the Whiting 2023 Annual Meeting pursuant to SEC Rule 14a-8, the proposal must be received at Whiting’s principal executive offices at 1700 Lincoln Street, Suite 4700, Denver, Colorado 80203 by January 24, 2023. The proposal should be sent to the attention of Whiting’s Corporate Secretary. Such a proposal must meet the stockholder eligibility and other requirements of the SEC.

Whiting’s by-laws include a proxy access provision under which stockholders who meet the requirements set forth in Whiting’s by-laws may under certain circumstances include a specified number of director nominees in Whiting’s proxy materials. Among other requirements, a stockholder must give written notice to Whiting’s Corporate Secretary not less than 120 days and not more than 150 days prior to the first anniversary of the date on which Whiting first made available its proxy materials for the Whiting special meeting. Under Whiting’s by-laws, Whiting must receive notice of a stockholder’s director nomination for the Whiting 2023 Annual Meeting pursuant to the proxy access by-law provision no sooner than December 25, 2022 and no later than January 24, 2023. If the notice is received outside of that time frame, then Whiting is not required to include the nominees in Whiting’s proxy materials for the Whiting 2023 Annual Meeting.

A stockholder who otherwise intends to present business, other than a stockholder proposal pursuant to Rule 14a-8, or to nominate a director, other than pursuant to Whiting’s proxy access by-law provision, at the Whiting 2023 Annual Meeting must comply with the requirements set forth in Whiting’s by-laws. Among other matters, a stockholder must give written notice to Whiting’s Corporate Secretary not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary date of the Whiting special meeting. Under Whiting’s by-laws, Whiting must receive notice of a stockholder’s intent to present business, other than pursuant to Rule 14a-8, or to nominate a director, other than pursuant to Whiting’s proxy access by-law provision, at the Whiting 2023 Annual Meeting no sooner than the close of business on January 24, 2023 and no later than the close of business on February 23, 2023. If the notice is received outside of that time frame, then Whiting is not required to permit the business or the nomination to be presented at the Whiting 2023 Annual Meeting. Nevertheless, if the Board chooses to present such proposal at the Whiting 2023 Annual Meeting, then the persons named in proxies solicited by the Board for the Whiting 2023 Annual Meeting may exercise discretionary voting power with respect to such proposal.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable, Oasis Petroleum Inc., 1001 Fannin Street, Suite 1500, Houston, TX 77002, Telephone: (281) 404-9500 or Whiting Petroleum Corporation, 1700 Lincoln Street, Suite 4700, Denver, CO 80203, Telephone: (303) 837-1661.

WHERE YOU CAN FIND MORE INFORMATION

Oasis and Whiting each file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC electronically under the Exchange Act. The SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Oasis at www.oasispetroleum.com and from Whiting at www.whiting.com. Information included on these websites is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

Oasis has filed with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Oasis common stock issuable to Whiting stockholders in the merger. The registration statement, including the attached exhibits, contains additional relevant information about Oasis and Oasis common stock. The rules and regulations of the SEC allow Oasis and Whiting to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Oasis and Whiting to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the Oasis or Whiting documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Oasis and Whiting have previously filed with the SEC. These documents contain important information about Oasis and Whiting, their respective financial condition and other matters.

Oasis SEC Filings (File No. 001-34776)	Period or File Date
Annual Report on Form 10-K	Fiscal year ended December 31, 2021, filed on February 25, 2022.

Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2022, filed on May 5, 2022.

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed on October 22, 2021 (amendment filed on December 20, 2021), February 7, 2022 (amendment filed on April 1, 2022), March 8, 2022, March 11, 2022 and May 3, 2022.

Proxy Statement for 2021 Annual Meeting of Oasis stockholders on Schedule 14A	Filed on March 17, 2022.

The description of Oasis capital stock set forth in Exhibit 4.3 to the Oasis Annual Report on Form 10-K for the fiscal year ended December 31, 2021	Filed on February 25, 2022.

Whiting SEC Filings (File No. 001-31899)	Period or File Date
Annual Report on Form 10-K and 10-K/A	Fiscal year ended December 31, 2021, filed on February 23, 2022; amendment filed on March 4, 2022 and April 14, 2022.

Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2022, filed on May 4, 2022.

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed on March 8, 2022 and April 15, 2022.

The description of Whiting capital stock set forth in Exhibit 4.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and any other amendment or report filed for purposes of updating such description	Filed on February 23, 2022.

In addition, Oasis and Whiting incorporate by reference any future filings they make, respectively, with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (ii) after the date of this joint proxy statement/prospectus and prior to the date of the Oasis special meeting and the Whiting special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Oasis or Whiting, as applicable, will provide you with copies of these documents, without charge, upon written or oral request to:

For Oasis stockholders:	For Whiting stockholders:
Oasis Petroleum Inc. 1001 Fannin Street, Suite 1500 Houston, TX 77002 (281) 404-9500	Whiting Petroleum Corporation 1700 Lincoln Street, Suite 4700 Denver, CO 80203 (303) 837-1661

Oasis Petroleum Inc.

c/o Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll Free: (855) 208-8902

Email: info@okapipartners.com

Whiting Petroleum Corporation

c/o Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Stockholders, Banks and Brokers

Call Toll Free: 888-219-8320

Email: whitingpetroleum@georgeson.com

If you would like to request any documents, please do so by June 21, 2022, which is five business days prior to the date of the Oasis special meeting and the Whiting special meeting, in order to receive them before the applicable meeting.

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated May 24, 2022. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither Oasis’ mailing of this joint proxy statement/prospectus to Oasis stockholders or Whiting stockholders nor the issuance by Oasis of common stock in the merger will create any implication to the contrary.

This joint proxy statement/prospectus contains a description of the representations and warranties that each of Oasis and Whiting made to the other in the merger agreement. Representations and warranties made by Whiting, Oasis and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement and the contracts and other documents that are attached to or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

among

OASIS PETROLEUM INC.,

OHM MERGER SUB INC.,

NEW OHM LLC,

and

WHITING PETROLEUM CORPORATION

Dated as of March 7, 2022

A-ii

A-iii

ANNEX A	Annex A-1

EXHIBIT A	Exhibit A-1

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 7, 2022 (this “Agreement”), is entered into by and among Oasis Petroleum Inc., a Delaware corporation (“Ohm”), Ohm Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Ohm (“Merger Sub”), New Ohm LLC, a Delaware limited liability company and a wholly owned Subsidiary of Ohm (“LLC Sub”), and Whiting Petroleum Corporation, a Delaware corporation (“Firefly”).

WHEREAS, the Board of Directors of Firefly (the “Firefly Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the merger of Merger Sub with and into Firefly, with Firefly continuing as the surviving entity following such merger (the “Company Merger”) and, following the Company Merger, the merger of Firefly with and into LLC Sub, with LLC Sub continuing as the surviving entity following such merger (the “LLC Sub Merger” and together with the Company Merger, the “Mergers”), are fair to, and in the best interests of, Firefly and the holders of the shares of common stock of Firefly, par value $0.001 per share (the “Firefly Common Stock”), (ii) approved and declared advisable this Agreement and the Transactions, including the Mergers, (iii) directed that this Agreement be submitted to the holders of Firefly Common Stock for its adoption, and (iv) resolved to recommend that the holders of Firefly Common Stock approve and adopt this Agreement and the Transactions, including the Mergers;

WHEREAS, the Board of Directors of Ohm (the “Ohm Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement, the Transactions, including the issuance of the shares of common stock, par value $0.01 per share, of Ohm (“Ohm Common Stock”), pursuant to the Transactions (the “Ohm Stock Issuance”), and the Ohm Charter Amendment, are fair to, and in the best interests of, Ohm and the holders of Ohm Capital Stock, (ii) approved and declared advisable this Agreement, the Transactions, including the Ohm Stock Issuance and the Ohm Charter Amendment, and (iii) resolved to recommend that the holders of Ohm Common Stock approve the Ohm Stock Issuance and the Ohm Charter Amendment;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Company Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (ii) approved and declared advisable this Agreement and the Transactions, including the Company Merger;

WHEREAS, Ohm, as the sole member of LLC Sub, has approved and declared advisable this Agreement and the Transactions, including the LLC Sub Merger;

WHEREAS, Ohm, as the sole stockholder of Merger Sub, will adopt this Agreement immediately following its execution; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Reorganization Treatment”), and this Agreement constitute and be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Ohm, Merger Sub, LLC Sub and Firefly agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Applicable Date	4.5(a)
Appraisal Shares	3.5
Book-Entry Shares	3.4(b)(ii)
Cash Consideration	3.1(b)(i)
Certificates	3.4(b)(i)
Certificates of Merger	2.2(b)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company Merger	Recitals
Company Merger Effective Time	2.2(b)
Confidentiality Agreement	6.7(b)
Continuation Period	6.9(a)
Continuing Employees	6.9(a)
Converted PSU Award	3.3(b)
Converted RSU Award	3.3(a)
Creditors’ Rights	4.3(a)
D&O Insurance	6.10(d)
days	9.4(e)
DGCL	2.1(a)
DLLCA	2.3(b)
DTC	3.4(b)(ii)
e-mail	9.3
Eligible Shares	3.1(b)(i)
Exchange Agent	3.4(a)
Exchange Fund	3.4(a)
Exchange Ratio	3.1(b)(i)
Excluded Shares	3.1(b)(iii)
Firefly	Preamble
Firefly 401(k) Plan	6.9(f)
Firefly Alternative Acquisition Agreement	6.3(d)(iv)
Firefly Board	Recitals
Firefly Board Recommendation	4.3(a)
Firefly Capital Stock	4.2(a)
Firefly Change of Recommendation	6.3(d)(vii)
Firefly Common Stock	Recitals
Firefly Contracts	4.19(b)
Firefly Designees	2.7(a)
Firefly Disclosure Letter	Article IV
Firefly Employee	4.10(i)
Firefly Equity Plan	3.3(a)
Firefly FA	4.22
Firefly Intellectual Property	4.14(a)
Firefly Marketing Contract	4.19(a)(ii)
Firefly Material Adverse Effect	4.1
Firefly Material Leased Real Property	4.15
Firefly Material Real Property Lease	4.15

Definition	Section
Firefly Owned Real Property	4.15
Firefly Permits	4.9(a)
Firefly Preferred Stock	4.2(a)
Firefly PSU Award	3.3(b)
Firefly Related Party Transaction	4.24
Firefly Reserve Report	4.17(a)
Firefly SEC Documents	4.5(a)
Firefly Stockholders Meeting	4.4
Firefly Tax Certificate	6.17(b)
Firefly RSU Award	3.3(a)
GAAP	4.5(b)
HSR Act	4.4
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Joint Proxy Statement	4.4
Letter of Transmittal	3.4(b)(i)
LLC Sub	Recitals
LLC Sub Merger	Recitals
LLC Sub Merger Effective Time	2.2(b)
made available	9.4(e)
Material Firefly Insurance Policies	4.20
Material Ohm Insurance Policies	5.20
Measurement Date	4.2(a)
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Mergers	Recitals
Minimum Liquidity	6.26
New Plans	6.9(a)
Ohm	Preamble
Ohm 401(k) Plan	6.9(f)
Ohm Alternative Acquisition Agreement	6.4(d)(iv)
Ohm Board	Recitals
Ohm Board Recommendation	5.3(a)
Ohm Capital Stock	5.2(a)
Ohm Change of Recommendation	6.4(d)(vii)
Ohm Common Stock	Recitals
Ohm Contracts	5.19(b)
Ohm Designees	2.7(a)
Ohm Disclosure Letter	Article V
Ohm Employee	5.10(i)
Ohm Equity Plan	5.2(b)
Ohm FA	5.22
Ohm Independent Petroleum Engineers	5.17(a)
Ohm Intellectual Property	5.14(a)
Ohm Marketing Contract	5.19(a)(ii)
Ohm Material Adverse Effect	5.1
Ohm Material Leased Real Property	5.15
Ohm Material Real Property Lease	5.15
Ohm Owned Real Property	5.15
Ohm Permits	5.9(a)

Definition	Section
Ohm Preferred Stock	5.2(a)
Ohm Related Party Transaction	5.24
Ohm Reserve Report	5.17(a)
Ohm SEC Documents	5.5(a)
Ohm Stock Issuance	Recitals
Ohm Stockholders Meeting	4.4
Ohm Tax Certificate	6.17(b)
Outside Date	8.1(b)(ii)
pdf	2.2(a)
Post-Effective Time Dividends	3.4(g)
Registration Statement	4.8
Reorganization Treatment	Recitals
Rights-of-Way	4.16
Share Consideration	3.1(b)(i)
Second Request	6.8(d)
Surviving Corporation	2.1(a)
Surviving Corporation Stock	3.1(a)
Surviving Entity	2.1(b)
Tail Period	6.10(d)
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.11

ARTICLE II

THE MERGERS

Section 2.1 The Mergers. Upon the terms and subject to the conditions of this Agreement:

(a) at the Company Merger Effective Time, Merger Sub will be merged with and into Firefly in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Company Merger, the separate existence of Merger Sub shall cease and Firefly shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, Firefly is sometimes referred to herein as the “Surviving Corporation”) as a direct wholly owned subsidiary of Ohm; and

(b) at the LLC Sub Merger Effective Time, the Surviving Corporation will be merged with and into LLC Sub in accordance with the provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”). As a result of the LLC Sub Merger, the separate existence of the Surviving Corporation shall cease and LLC Sub shall continue its existence under the laws of the State of Delaware as the surviving company (in such capacity, LLC Sub is sometimes referred to herein as the “Surviving Entity”) as a direct wholly owned subsidiary of Ohm.

Section 2.2 Closing.

(a) The closing of the Mergers (the “Closing”) shall take place by the exchange of documents by “portable document format” (“pdf”) or other electronic means at 9:00 a.m., Houston time, on a date that is three (3) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Ohm and Firefly. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b) As soon as practicable on the Closing Date, the Parties will cause certificates of merger with respect to each of the Mergers to be prepared and executed in accordance with the relevant provisions of the DGCL and

DLLCA, as applicable (the “Certificates of Merger”), and to be filed with the Office of the Secretary of State of the State of Delaware. The Company Merger shall become effective upon the due filing and acceptance of the Certificate of Merger related to the Company Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree upon in writing and shall specify in such Certificate of Merger (the time the Company Merger becomes effective being the “Company Merger Effective Time”). As soon as practicable following the Company Merger Effective Time, the Certificate of Merger related to the LLC Sub Merger shall be filed with the Office of the Secretary of State of the State of Delaware, with the effective time of the LLC Sub Merger becoming effective upon such filing, or at such later time as the Parties shall agree upon in writing and shall specify in such Certificate of Merger (the “LLC Sub Merger Effective Time”).

Section 2.3 Effect of the Mergers.

(a) At the Company Merger Effective Time, the Company Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of Firefly and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Firefly and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

(b) At the LLC Sub Merger Effective Time, the LLC Sub Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the LLC Sub Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and LLC Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and LLC Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.

Section 2.4 Organizational Documents of the Surviving Corporation. The Organizational Documents of Firefly in effect immediately prior to the Company Merger Effective Time shall remain in place and shall be the Organizational Documents of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

Section 2.5 Organizational Documents of the Surviving Entity. The Organizational Documents of LLC Sub in effect immediately prior to the LLC Sub Merger Effective Time shall be the Organizational Documents of the Surviving Entity, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

Section 2.6 Directors and Officers of the Surviving Corporation and the Surviving Entity. The Parties shall take all necessary action, from and after the Company Merger Effective Time, to cause the directors and officers of Merger Sub as of immediately prior to the Company Merger Effective Time to be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation. The directors and officers of the Surviving Entity shall be the directors and officers of LLC Sub immediately prior to the LLC Sub Merger Effective Time, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Entity.

Section 2.7 Directors and Executive Management of Ohm.

(a) At the Company Merger Effective Time, the Ohm Board shall consist of ten (10) directors, of whom (i) five (5) directors shall be designated by Ohm, which designees shall consist of Daniel Brown (the Chief Executive Officer) and four (4) directors (who are independent under the rules and regulations of NASDAQ) designated in writing by Ohm prior to the time at which the Registration Statement becomes effective under the Securities Act (the “Ohm Designees”), and (ii) five (5) directors shall be designated by Firefly, which designees shall consist of Lynn Peterson (the Executive Chair) and four (4) directors (who are independent under the rules and regulations of NASDAQ) designated in writing by Firefly prior to the time at which the Registration Statement becomes effective under the Securities Act (the “Firefly Designees”).

(b) Prior to the Company Merger Effective Time, Ohm shall take all actions necessary or appropriate to cause the resignation of the directors serving on the Ohm Board who are not Ohm Designees (it being understood that such resignation shall not constitute a voluntary termination with respect to any director of Ohm or its Subsidiaries) to become effective immediately prior to, but conditioned on, the Company Merger Effective Time (pursuant to written resignation letters, copies of which will be provided to Firefly) such that, after giving effect to such resignations, the Ohm Board shall consist of the Ohm Designees and the Firefly Designees.

(c) At the Company Merger Effective Time, Daniel Brown shall be the Chief Executive Officer of Ohm. Ohm shall take all necessary or appropriate action to appoint, at the Company Merger Effective Time, the executive management positions with Ohm listed on Schedule 2.7 of the Ohm Disclosure Letter and to take such other action as is identified in Section 2.7 of the Ohm Disclosure Letter.

Section 2.8 Name and Trading Symbol. As of the Company Merger Effective Time, Ohm shall cause the name and NASDAQ ticker symbol of Ohm to be changed to such name and ticker symbol as mutually agreed upon by the Parties.

Section 2.9 Headquarters. Immediately following the Company Merger Effective Time, Ohm shall continue to have its registered office and global headquarters located in Houston, Texas.

ARTICLE III

EFFECT OF THE MERGERS; EXCHANGE

Section 3.1 Effect of the Company Merger on Capital Stock.

(a) Capital Stock of Merger Sub. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Ohm, Merger Sub, Firefly, or any holder of any securities of Ohm, Merger Sub or Firefly, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into and shall represent one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation (the “Surviving Corporation Stock”), which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Company Merger Effective Time.

(b) Capital Stock of Firefly. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Ohm, Merger Sub, Firefly, or any holder of any securities of Ohm, Merger Sub or Firefly:

(i) Subject to the other provisions of this Article III, each share of Firefly Common Stock, issued and outstanding immediately prior to the Company Merger Effective Time (excluding any Excluded Shares, any shares of Firefly Common Stock covered by Section 3.3 and any Appraisal Shares) (the “Eligible Shares”) shall be converted automatically at the Company Merger Effective Time into the right to receive: (A) 0.5774 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Ohm Common Stock (the “Share Consideration”) and (B) $6.25 in cash, without interest (the “Cash Consideration,” and together with the Share Consideration, the “Merger Consideration”).

(ii) All such shares of Firefly Common Stock shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of a share of Firefly Common Stock that was outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and (C) any Post-Effective Time Dividends, in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.4(a).

(iii) All shares of Firefly Common Stock held by Firefly as treasury shares or by Ohm or Merger Sub immediately prior to the Company Merger Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the Company Merger Effective Time, and no consideration shall be delivered in exchange therefor.

(c) Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Firefly Common Stock, or securities convertible or exchangeable into or exercisable for shares of Firefly Common Stock or (ii) the number of shares of Ohm Common Stock, or securities convertible or exchangeable into or exercisable for shares of Ohm Common Stock (including options to purchase Ohm Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Company Merger Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio and Merger Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Exchange Ratio and Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement (including Section 6.1 and Section 6.2).

(d) Firefly Warrants. Prior to the Company Merger Effective Time, Ohm shall deliver a written instrument to the warrant agent under each Firefly Warrant Agreement providing that holders of each Firefly Warrant have the right to acquire and receive, effective as of the Company Merger Effective Time, upon the exercise of such Firefly Warrant, on the same terms and conditions as nearly equivalent as may be practicable to the provisions set forth in the applicable Firefly Warrant Agreement, the number of shares of Ohm Common Stock (rounded down to the nearest whole number of shares of Ohm Common Stock) equal to the product of (i) the number of shares of Firefly Common Stock subject to such warrant immediately prior to the Company Merger Effective Time multiplied by (ii) the Exchange Ratio, which Ohm Warrant shall have an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) (x) the exercise price per share of Firefly Common Stock of such Firefly Warrant immediately prior to the Company Merger Effective Time, less (y) the Cash Consideration by (B) the Exchange Ratio.

Section 3.2 Effect of the LLC Sub Merger. At the LLC Sub Merger Effective Time, by virtue of the LLC Sub Merger and without any action on the part of LLC Sub, the Surviving Corporation, or any holder of any securities of LLC Sub or the Surviving Corporation:

(a) Capital Stock of the Surviving Corporation. Each share of Surviving Corporation Stock issued and outstanding immediately prior to the LLC Sub Merger Effective Time shall cease to be outstanding and shall automatically be cancelled and cease to exist at the LLC Sub Merger Effective Time. Each holder of a share of Surviving Corporation Stock that was outstanding immediately prior to the LLC Sub Merger Effective Time shall cease to have any rights with respect thereto.

(b) Units of LLC Sub. Each unit of LLC Sub issued and outstanding immediately prior to the LLC Sub Merger Effective Time shall remain issued and outstanding and shall represent validly issued, fully paid and nonassessable units of the Surviving Entity (except as such non-assessability may be limited by the DLLCA), which shall constitute the only outstanding units of the Surviving Entity immediately following the LLC Sub Merger Effective Time.

Section 3.3 Treatment of Firefly Equity Awards.

(a) Firefly RSU Awards. Each outstanding award of restricted stock units subject to time-based vesting issued pursuant to Firefly’s 2020 Equity Incentive Plan, as may be amended from time to time (the “Firefly Equity Plan”), that is outstanding immediately prior to the Company Merger Effective Time (each, a “Firefly RSU Award”) shall, effective as of the Company Merger Effective Time, by virtue of the occurrence of the Closing and without any action by the Parties, be assumed by Ohm and each share of Firefly Common Stock subject to such Firefly RSU Award shall be converted into the right to receive, upon vesting, the Merger Consideration (such converted award, a “Converted RSU Award”). Effective as of the Company Merger Effective Time, each Converted RSU Award shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Firefly RSU Award immediately prior to the Company Merger Effective Time; provided that (i) one-third of each Firefly RSU Award granted in

September 2020 to an executive officer of Firefly shall vest immediately prior to the Company Merger Effective Time and, by virtue of the occurrence of the Closing and without any action by the Parties, each share of Firefly Common Stock issuable in respect of such vested portion shall be canceled in exchange for the right to receive the Merger Consideration in accordance with Section 3.1(b) at the Company Merger Effective Time and (ii) any remaining unvested portion of such award shall be assumed by Ohm and converted in accordance with the foregoing provisions of this Section 3.3(a); provided, further, that, each Firefly RSU Award held by a member of the Firefly Board shall vest in full immediately prior to the Company Merger Effective Time and, by virtue of the occurrence of the Closing and without any action by the Parties, such award shall be canceled in exchange for the right to receive, at the Company Merger Effective Time, the right to receive the Merger Consideration in accordance with Section 3.1(b) with respect to each share of Firefly Common Stock subject to such award.

(b) Firefly PSU Awards. Each outstanding award of performance stock units issued pursuant to the Firefly Equity Plan that is outstanding immediately prior to the Company Merger Effective Time (each, a “Firefly PSU Award”) shall, effective as of the Company Merger Effective Time, by virtue of the occurrence of the Closing and without any action by the Parties, be assumed by Ohm and each share of Firefly Common Stock subject to such Firefly PSU Award shall be converted into the right to receive, upon vesting, the Merger Consideration (such converted award, a “Converted PSU Award”), with the number of shares of Firefly Common Stock subject to such Firefly PSU Award for purposes of this Section 3.3(b) determined based on the greater of (i) the target number of performance stock units subject to such Firefly PSU Award and (ii) actual achievement of the performance criteria applicable to such Firefly PSU Award measured based on a truncated performance period that ends immediately prior to the Company Merger Effective Time. Effective as of the Company Merger Effective Time, each Converted PSU Award shall otherwise continue to be governed by the same terms and conditions that were applicable to the corresponding Firefly PSU Award immediately prior to the Company Merger Effective Time (other than any performance-based vesting condition but including any continued service requirements). Firefly shall provide Ohm with an estimate of the number of shares of Firefly Common Stock subject to Firefly PSU Awards that will be earned pursuant to the first sentence of this Section 3.3(b) at least five (5) Business Days prior to the Company Merger Effective Time.

(c) Prior to the Company Merger Effective Time, the Firefly Board (or, if appropriate, any committee thereof administering the Firefly Equity Plan) shall pass any necessary resolutions or take any other required action in order to (i) effect the foregoing provisions of this Section 3.3, including the ability to convert the Firefly RSU Awards and the Firefly PSU Awards into the right to receive the Merger Consideration, in each case, upon vesting, and (ii) amend the terms of the Firefly RSU Awards and Firefly PSU Awards such that any dividend equivalent rights (or the equivalent thereof) that shall or may be settled in shares of Firefly Common Stock shall be settled in cash in lieu of shares of Firefly Common Stock. Firefly shall be entitled to deduct and withhold from the consideration contemplated within this Section 3.3 in accordance with the terms of this Agreement and the Firefly Equity Plan. On the Closing Date or as soon as reasonably practicable thereafter, Ohm shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to Ohm Common Stock subject to such Converted RSU Awards and Converted PSU Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted RSU Awards and Converted PSU Awards remain outstanding. With respect to those individuals who subsequent to the Company Merger Effective Time will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Ohm shall administer the Converted RSU Awards and Converted PSU Awards assumed pursuant to this Section  3.3 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

Section 3.4 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Company Merger Effective Time, Ohm shall enter into an agreement with a commercial bank, trust company or transfer agent that is mutually acceptable to Firefly and Ohm to act as agent for the holders of Firefly Common Stock in connection with the Company Merger (the “Exchange Agent”) and to receive the Merger Consideration to which such holders shall become entitled pursuant to this Article III. Promptly after the Company Merger Effective Time, Ohm shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the Merger Consideration in respect of Eligible Shares pursuant to Section 3.1. Ohm agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any Post-Effective Time Dividends and to make payments in lieu of fractional shares pursuant to Section 3.4(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.4(a), Section 3.4(g) and Section 3.4(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Ohm Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.4(h) and any Post-Effective Time Dividends) shall hereinafter be referred to as the “Exchange Fund.” Ohm or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Ohm. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Ohm shall promptly replace, restore or supplement (or cause to be replaced, restored or supplemented) the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Ohm, be promptly returned to Ohm or the Surviving Corporation.

(b) Payment Procedures.

(i) Certificates. As soon as practicable after the Company Merger Effective Time, Ohm shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Company Merger Effective Time, of an outstanding certificate or certificates that immediately prior to the Company Merger Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Company Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Ohm and Firefly prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Ohm Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Ohm Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Firefly Common Stock then held by such holder) and (B) a check in the amount equal to the applicable aggregate Cash Consideration, the cash payable in lieu of any fractional shares of Ohm Common Stock pursuant to Section 3.4(h) and Post-Effective Time Dividends.

(ii) Non-DTC Book-Entry Shares. As soon as practicable after the Company Merger Effective Time, Ohm shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Company Merger Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through the Depository Trust Company (“DTC”), (A) a notice advising such holders of the effectiveness of the Company Merger, (B) a statement reflecting the number of shares of Ohm Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Ohm Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Firefly Common Stock then held by such holder) and (C) a check in the amount equal to the applicable aggregate Cash Consideration, the cash payable in lieu of any fractional shares of Ohm Common Stock pursuant to Section 3.4(h) and Post-Effective Time Dividends.

(iii) DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Ohm and Firefly shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees promptly on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, the cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), if any, and Post-Effective Time Dividends.

(iv) No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v) With respect to Certificates, if payment of the Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and Post-Effective Time Dividends is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and Post-Effective Time Dividends to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and Post-Effective Time Dividends shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of Firefly as of the Company Merger Effective Time. Until surrendered as contemplated by this Section 3.4(b)(v), each Certificate shall be deemed at any time after the Company Merger Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and any Post- Effective Time Dividends payable in respect of such shares of Firefly Common Stock.

(c) Termination of Rights. All Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h) and Post-Effective Time Dividends, paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Firefly Common Stock. At the Company Merger Effective Time, the stock transfer books of Firefly shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of Firefly of the shares of Firefly Common Stock that were outstanding immediately prior to the Company Merger Effective Time. If, after the Company Merger Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and Post-Effective Time Dividends payable in respect of the Eligible Shares previously represented by such Certificates.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of Firefly on the 180th day after the Closing Date shall be delivered to Ohm, upon demand, and any former common stockholders of Firefly who have not theretofore received the Merger Consideration, any cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and Post-Effective Time Dividends, in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Ohm for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, Ohm, Merger Sub, LLC Sub or the Exchange Agent shall be liable to any holder of Firefly Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Ohm, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, cash to be paid in lieu of any fractional shares of Ohm Common Stock in accordance with Section 3.4(h), and Post-Effective Time Dividends payable in respect of the shares of Firefly Common Stock formerly represented by such Certificate.

(g) Distributions with Respect to Unexchanged Shares of Ohm Common Stock. No dividends or other distributions declared or made with respect to shares of Ohm Common Stock with a record date after the Company Merger Effective Time (“Post-Effective Time Dividends”) shall be paid to the holder of any unsurrendered Certificate with respect to the whole shares of Ohm Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Ohm Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.4. Following surrender of any such Certificate, there shall be paid to such holder of whole shares of Ohm Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the Post-Effective Time Dividends theretofore paid with respect to such whole shares of Ohm Common Stock, and (ii) at the appropriate payment date, the Post-Effective Time Dividends with a record date prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Ohm Common Stock. For purposes of dividends or other distributions in respect of shares of Ohm Common Stock, all whole shares of Ohm Common Stock to be issued pursuant to the Company Merger shall be entitled to Post-Effective Time Dividends pursuant to the immediately preceding sentence as if such whole shares of Ohm Common Stock were issued and outstanding as of the Company Merger Effective Time.

(h) No Fractional Shares of Ohm Common Stock. No certificates or scrip or shares representing fractional shares of Ohm Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Ohm or a holder of shares of Ohm Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Company Merger who would otherwise have been entitled to receive a fraction of a share of Ohm Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Ohm Common Stock multiplied by (ii) the volume weighted average price of Ohm Common Stock for the five (5) consecutive Trading Days immediately prior to the Closing Date as reported by Bloomberg, L.P. Promptly after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Ohm, and Ohm shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Ohm Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Ohm, Firefly, the Surviving Corporation, LLC Sub, the Exchange Agent, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct or withhold from any amounts otherwise payable to any Person pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment under applicable Law (and, for the avoidance of doubt, to the extent any deduction or withholding is required in respect of the delivery of any Ohm Common Stock pursuant to this Agreement, a portion of the Ohm Common Stock otherwise deliverable hereunder may be withheld); provided, however, that except in the case of withholding required under applicable Law in respect of any consideration payable pursuant to Section 3.3 or Section 3.4(h) and Post-Effective Time Dividends, (i) the relevant withholding party shall use reasonable best efforts to provide prior written notice to Firefly promptly after it determines withholding is required under this Section 3.4(i), and (ii) Ohm will consult with Firefly in good faith to determine whether such deduction or withholding is required and will reasonably cooperate with Firefly to minimize the amount of any applicable deduction or withholding. To the extent that amounts are properly deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this

Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding, and if withholding is taken in Ohm Common Stock, the relevant withholding agent shall be treated as having sold such Ohm Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Taxing Authority.

Section 3.5 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Firefly Common Stock issued and outstanding immediately prior to the Company Merger Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 3.1(b)(i), but instead at the Company Merger Effective Time shall become the right to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, and at the Company Merger Effective Time all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then (i) such shares of Firefly Common Stock shall thereupon cease to constitute Appraisal Shares and (ii) the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Company Merger Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the Company Merger Effective Time, the right to receive, without interest thereon, the Merger Consideration. Firefly shall deliver prompt notice to Ohm of any demands for appraisal of any shares of Firefly Common Stock and Firefly shall provide Ohm with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Company Merger Effective Time, Firefly shall not, without the prior written consent of Ohm, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FIREFLY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Firefly to Ohm, Merger Sub and LLC Sub on or prior to the date of this Agreement (the “Firefly Disclosure Letter”) and except as disclosed in the Firefly SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein, including for the avoidance of doubt, the “Disclosure Statement” (as defined in and incorporated by reference into the Firefly Chapter 11 Plan)) filed with or furnished to the SEC and available on EDGAR, since January 1, 2021 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Firefly represents and warrants to Ohm, Merger Sub and LLC Sub as follows:

Section 4.1 Organization, Standing and Power. Each of Firefly and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Firefly’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Firefly and its Subsidiaries, taken as a whole (a “Firefly Material Adverse Effect”). Each of Firefly and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. Firefly has heretofore made available to Ohm complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Firefly, each as amended prior to the execution of this Agreement, and each as made available to Ohm is in full force and effect, and neither Firefly nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Firefly consists of (i) 500,000,000 shares of Firefly Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.001 per share (“Firefly Preferred Stock” and, together with the Firefly Common Stock, the “Firefly Capital Stock”). At the close of business on March 5, 2022 (the “Measurement Date”): (A) 39,241,577 shares of Firefly Common Stock were issued and outstanding, and approximately 2,121,304 shares of Firefly Common Stock were reserved for issuance, (B) 4,837,376 Firefly Series A Warrants to purchase 4,837,376 shares of Firefly Common Stock were issued and outstanding, (C) 2,418,832 Firefly Series B Warrants to purchase 2,418,832 shares of Firefly Common Stock were issued and outstanding, and (D) no shares of Firefly Preferred Stock were issued and outstanding.

(b) At the close of business on the Measurement Date, (i) there are (a) 545,841 shares of Firefly Common Stock subject to outstanding Firefly RSU Awards, including 33,659 shares subject to awards granted in September 2020 to executive officers of Firefly, and (b) 316,096 shares of Firefly Common Stock subject to outstanding Firefly PSU Awards, assuming target achievement; and (ii) 4,911,284 shares of Firefly Common Stock remain available for issuance, including 2,789,980 shares of Firefly Common Stock pursuant to the Firefly Equity Plan.

(c) As of the close of business on the Measurement Date, except as set forth in this Section 4.2, there are outstanding: (1) no shares of Firefly Capital Stock or any Voting Debt or other voting securities of Firefly; (2) no securities of Firefly or any Subsidiary of Firefly convertible into or exchangeable or exercisable for shares of Firefly Capital Stock, Voting Debt or other voting securities of Firefly; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Firefly or any Subsidiary of Firefly is a party or by which it is bound in any case obligating Firefly or any Subsidiary of Firefly to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Firefly Capital Stock or any Voting Debt or other voting securities of Firefly, or obligating Firefly or any Subsidiary of Firefly to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

(d) All outstanding shares of Firefly Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Firefly Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the Firefly Equity Plan). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Firefly are owned by Firefly, or a direct or indirect wholly owned Subsidiary of Firefly, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable and all such shares or equity ownership interests are set forth in Schedule 4.2(d) of the Firefly Disclosure Letter. There are not any stockholder agreements, voting trusts or other agreements to which Firefly or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Firefly or any of its Subsidiaries. No Subsidiary of Firefly owns any shares of Firefly Common Stock or any other shares of Firefly Capital Stock.

(e) As of the date of this Agreement, neither Firefly nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2(e) of the Firefly Disclosure Letter.

Section 4.3 Authority; No Violations; Consents and Approvals.

(a) Firefly has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware, to perform its obligations hereunder. The execution and delivery of this Agreement by Firefly and the consummation by Firefly of the Transactions have been duly authorized by all necessary corporate action on the part of Firefly, subject, only with respect to the consummation of the Mergers, to Firefly Stockholder Approval and the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by Firefly, and assuming the due and valid execution of this Agreement by Ohm, Merger Sub and LLC Sub, constitutes a valid and binding obligation of Firefly enforceable against Firefly in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Firefly Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Mergers, are fair to, and in the best interests of, Firefly and the holders of the Firefly Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Mergers, (iii) directed that this Agreement be submitted to the holders of Firefly Common Stock for its adoption, and (iv) resolved to recommend that the holders of Firefly Common Stock approve and adopt this Agreement and the Transactions, including the Mergers (such recommendation described in clause (iv), the “Firefly Board Recommendation”). Firefly Stockholder Approval is the only vote of the holders of any class or series of the Firefly Capital Stock necessary to approve and adopt this Agreement and the Mergers.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of Firefly (assuming Firefly Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Firefly or any of its Subsidiaries under, any provision of any loan or credit agreement (subject, in the case of the Firefly Credit Facility, payoff and termination thereof prior to or substantially concurrently with Closing), note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Firefly or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and Firefly Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Firefly or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(c) Except for this Agreement, Firefly is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Ohm Board.

Section 4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by Firefly or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Firefly or the consummation by Firefly of the Transactions, except for: (a) the filing of a premerger notification report by Firefly under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to (x) the meeting of the stockholders of Firefly to be held for the purposes of obtaining Firefly Stockholder Approval (including any postponement, adjournment or recess thereof, the “Firefly Stockholders Meeting”) and (y) the meeting of the stockholders of

Ohm to be held for the purposes of obtaining the Ohm Stockholder Approval and the Ohm Charter Amendment Approval (including any postponement, adjournment or recess thereof, the “Ohm Stockholders Meeting”), and (ii) such reports under the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; (f) approval of the Federal Communications Commission pursuant to Section 310 of the Communications Act of 1934; and (g) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

Section 4.5 SEC Documents; Financial Statements.

(a) Since December 31, 2020 (the “Applicable Date”), Firefly has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Firefly SEC Documents”). As of their respective dates, each of the Firefly SEC Documents, as amended, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Firefly SEC Documents, and none of the Firefly SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of Firefly included in the Firefly SEC Documents, including all notes and schedules thereto, complied, or, in the case of Firefly SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Firefly SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Firefly and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Firefly and its consolidated Subsidiaries for the periods presented therein.

(c) Firefly has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Firefly, including its consolidated Subsidiaries, required to be disclosed by Firefly in the reports that it files or submits under the Exchange Act is accumulated and communicated to Firefly’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Firefly in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of Firefly’s financial reporting and the preparation of Firefly financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Firefly or its Subsidiaries, (ii) is not, and since January 1, 2021, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Firefly’s internal controls, and (iii) is not, and since January 1, 2021, there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Firefly (as defined in Rule 3b-7 under the Exchange Act) or director of Firefly or any of its Subsidiaries. The principal executive officer and the principal financial officer of Firefly have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Firefly SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 4.6 Absence of Certain Changes or Events.

(a) Since December 31, 2021, there has not been any Firefly Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Firefly Material Adverse Effect.

(b) From December 31, 2021 through the date of this Agreement:

(i) Firefly and its Subsidiaries have conducted their business in the ordinary course of business in all material respects; and

(ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Firefly or any of its Subsidiaries, including the Oil and Gas Properties of Firefly and its Subsidiaries, whether or not covered by insurance.

Section 4.7 No Undisclosed Material Liabilities. There are no liabilities of Firefly or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Firefly dated as of December 31, 2021 (including the notes thereto) contained in Firefly’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2021; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2021; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as expressly permitted or required under this Agreement; and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

Section 4.8 Information Supplied. None of the information supplied or to be supplied by Firefly for inclusion or incorporation by reference in (a) a registration statement on Form S-4 to be filed with the SEC by Ohm pursuant to which shares of Ohm Common Stock issuable in the Company Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of Firefly and to stockholders of Ohm and at the time of the Firefly Stockholders Meeting and the Ohm Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that, in the case of clause (a) and (b), no representation is made by Firefly with respect to statements made therein based on information supplied by Ohm, Merger Sub or LLC Sub specifically for inclusion or incorporation by reference therein. Subject to the accuracy of the first sentence of Section 5.8, the Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder.

Section 4.9 Firefly Permits; Compliance with Applicable Law.

(a) Firefly and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Firefly Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. All Firefly Permits are in full force and effect and no suspension or cancellation of any of the Firefly Permits is pending or, to the knowledge of Firefly, threatened, and Firefly and its Subsidiaries are in compliance with the terms of the Firefly Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(b) The businesses of Firefly and its Subsidiaries and, with respect to the business and Oil and Gas Properties of Firefly and its Subsidiaries that are operated by third parties, to the knowledge of Firefly, are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Firefly or any of its Subsidiaries is pending or, to the knowledge of Firefly, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

Section 4.10 Compensation; Benefits.

(a) Set forth on Schedule 4.10(a) of the Firefly Disclosure Letter is a list, as of the date hereof, of all of the material Firefly Benefit Plans.

(b) True, correct and complete copies (or a written description of material terms if such plan is not written) of each of the material Firefly Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Ohm or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Firefly Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Firefly Benefit Plan.

(c) Each Firefly Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Firefly, threatened against, or with respect to, any of the Firefly Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Firefly Benefit Plans.

(e) All contributions required to be made by Firefly or any of its Subsidiaries to the Firefly Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f) Each Firefly Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Firefly Benefit Plan. With respect to any Firefly Benefit Plan, none of Firefly or any of its Subsidiaries, or, to the knowledge of Firefly, any other Person, has engaged in a transaction in connection with which Firefly or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Firefly and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g) None of Firefly, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Firefly Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h) Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law for which the recipient pays the full premium cost of coverage, no Firefly Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any employee of Firefly or any Subsidiary thereof (a “Firefly Employee”) or other current or former director, officer, employee or independent contractor under any Firefly Benefit Plan, (ii) directly or indirectly cause Firefly to transfer or set aside any material amount of assets to fund any material benefits under any Firefly Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Firefly Benefit Plan on or following the Company Merger Effective Time, or (iv) result in any payment from Firefly or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of Firefly or any of its Subsidiaries that would, individually or in combination with any other such payment from Firefly or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j) Neither Firefly nor any Subsidiary of Firefly has any obligation to provide, and no Firefly Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k) Each Firefly Benefit Plan or any other agreement, arrangement, or plan of Firefly or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l) No Firefly Benefit Plan is maintained outside the jurisdiction of the United States or covers any Firefly Employees who reside or work outside of the United States.

Section 4.11 Labor Matters.

(a) Neither Firefly nor any of its Subsidiaries is or has been a party to or bound by any Labor Agreement with, and no employee of Firefly or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Firefly, threatened union representation petition involving employees of Firefly or any of its Subsidiaries. As of the date hereof, neither Firefly nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date. As of the date hereof, Firefly and its Subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Transactions.

(b) As of the date hereof, there is no unfair labor practice, charge or grievance arising out of a Labor Agreement or any other material labor-related Proceeding against Firefly or any of its Subsidiaries pending, or, to the knowledge of Firefly, threatened.

(c) As of the date hereof, there is, and since the Applicable Date has been, no strike, organized labor slowdown, concerted work stoppage, lockout, picketing, handbilling, or other material labor dispute pending, or, to the knowledge of Firefly, threatened, against or involving Firefly or any of its Subsidiaries.

(d) Firefly and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices including, without limitation, all such Laws respecting terms and conditions of employment, wages and hours, worker classification, discrimination, retaliation, harassment, workers’ compensation, immigration, recordkeeping, family and medical leave and occupational safety, COVID-19, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leave issues, affirmative action, Office of Federal Contract Compliance Programs regulations, child labor, unemployment insurance, and health requirements, and there are no Proceedings pending or, to the knowledge of Firefly, threatened against Firefly or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. Since the Applicable Date, neither Firefly nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Firefly or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(e) Firefly and its Subsidiaries have promptly, thoroughly, and impartially investigated all sexual harassment, or other discrimination, retaliation, or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, Firefly and its Subsidiaries have taken prompt corrective action that is reasonably calculated to prevent further improper action. Firefly and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and do not have any knowledge of any allegations relating to officers, directors, employees, contractors, or agents of Firefly and its Subsidiaries that, if known to the public, would bring Firefly and its Subsidiaries into material disrepute.

Section 4.12 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect:

(i) All Tax Returns required to be filed by Firefly or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Firefly or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid or adequate reserves in respect thereof have been established on the financial statements of Firefly in accordance with GAAP. All withholding Tax requirements imposed on or with respect to payments by Firefly or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and Firefly and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.

(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Firefly or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(iii) There is no outstanding claim, assessment or deficiency against Firefly or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of Firefly in accordance with GAAP. There are no Proceedings with respect to Taxes pending or threatened in writing against Firefly or any of its Subsidiaries.

(iv) Neither Firefly nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Firefly or any of its Subsidiaries) or has any liability for Taxes of any Person (other than Firefly or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption or by operation of Law.

(v) No written claim has been made by any Taxing Authority in a jurisdiction where Firefly or any of its Subsidiaries does not currently file a Tax Return that Firefly or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(vi) There are no Encumbrances for Taxes on any of the assets of Firefly or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(b) Neither Firefly nor any of its Subsidiaries is a party to, has any obligation under or is bound by any material Tax allocation, sharing or indemnity Contract or arrangement pursuant to which it will have any potential material liability to any Person after the Company Merger Effective Time (excluding (i) any Contract or arrangement solely between or among Firefly and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).

(c) Neither Firefly nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(d) Neither Firefly nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(e) No material closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Firefly or any of its Subsidiaries.

Section 4.13 Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Firefly, threatened against or by Firefly or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Firefly or any of its Subsidiaries. To the knowledge of Firefly, as of the date hereof, no officer or director of Firefly is a defendant in any Proceeding in connection with his or her status as an officer or director of Firefly.

Section 4.14 Intellectual Property.

(a) Firefly and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Firefly and its Subsidiaries as presently conducted (collectively, the “Firefly Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(b) To the knowledge of Firefly, the use of the Firefly Intellectual Property by Firefly and its Subsidiaries in the operation of the business of each of Firefly and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. To the knowledge of Firefly, no third party is infringing on the Firefly Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(c) Firefly and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Firefly and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, the IT Assets owned, used, or held for use by Firefly or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Firefly and its Subsidiaries; (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of Firefly, are free from any malicious code.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect (i) Firefly and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Firefly or its Subsidiaries, and (ii) to the knowledge of Firefly, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Firefly or its Subsidiaries.

Section 4.15 Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Firefly’s Oil and Gas Properties, (a) Firefly and its Subsidiaries have good, valid and defensible title to all material real property owned by Firefly or any of its Subsidiaries (collectively, the “Firefly Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Firefly or any Subsidiary of Firefly (collectively, including the improvements thereon, the “Firefly Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Firefly or any Subsidiary of Firefly is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Firefly Material Leased Real Property (each, a “Firefly Material Real Property Lease”) is in full force and effect and is valid and enforceable against Firefly or such Subsidiary and, to the knowledge of Firefly, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Firefly nor any of its Subsidiaries, or to the knowledge of Firefly, any other party thereto, has received written notice of any default under any Firefly Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Firefly, threatened, condemnation or eminent domain Proceedings that affect any of Firefly’s Oil and Gas Properties, Firefly Owned Real Property or Firefly Material Leased Real Property.

Section 4.16 Rights-of-Way. Each of Firefly and its Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect. Each of Firefly and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material

Adverse Effect. All pipelines operated by Firefly and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Firefly, and there are no gaps (including any gap arising as a result of any breach by Firefly or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

Section 4.17 Oil and Gas Matters.

(a) Except as would not reasonably be expected to have a Firefly Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by the Firefly Reserve Engineer relating to Firefly interests referred to therein as of December 31, 2021 (the “Firefly Reserve Report”) or (ii) reflected in the Firefly Reserve Report or in the Firefly SEC Documents as having been sold or otherwise disposed of (other than transactions effected after the date hereof in accordance with Section 6.1(b)(v)), Firefly and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Firefly Reserve Report and in each case as attributable to interests owned by Firefly and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Firefly’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Firefly (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Firefly Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Firefly and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Firefly Reserve Report), (2) obligates Firefly (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Firefly Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Firefly Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Firefly Material Adverse Effect, the factual, non-interpretive data supplied by Firefly to the Firefly Reserve Engineer relating to Firefly interests referred to in the Firefly Reserve Report, by or on behalf of Firefly and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Firefly and its Subsidiaries in connection with the preparation of the Firefly Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Firefly Reserve Reports), accurate in all respects. To Firefly’s knowledge, any assumptions or estimates provided by Firefly’s Subsidiaries to the Firefly Reserve Engineer in connection with its preparation of the Firefly Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Firefly at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Firefly Material Adverse Effect, the oil and gas reserve estimates of Firefly set forth in the Firefly Reserve Report are derived from reports that have been prepared by the Firefly Reserve Engineer, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Firefly and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Firefly Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Firefly or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Firefly or its Subsidiaries in accordance with applicable Law) and (iii) none of Firefly or any of its Subsidiaries (and, to Firefly’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Firefly or any of its Subsidiaries.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Firefly and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Firefly, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Firefly and its Subsidiaries or otherwise associated with an Oil and Gas Property of Firefly or its Subsidiaries that were drilled and completed by Firefly or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Firefly or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Firefly or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, all Oil and Gas Properties operated by Firefly or its Subsidiaries (and, to the knowledge of Firefly, all Oil and Gas Properties owned or held by Firefly or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, none of the Oil and Gas Properties of Firefly or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, Consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, neither Firefly nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Firefly and its Subsidiaries, taken as a whole and is not reflected in the Firefly Reserve Reports.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, with respect to Oil and Gas Properties operated by Firefly and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

Section 4.18 Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect:

(a) Firefly and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Firefly Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(b) Firefly and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Firefly’s knowledge, threatened Proceedings under Environmental Laws;

(c) there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to Firefly’s knowledge, formerly owned or operated) by Firefly or any of its Subsidiaries, in each case, which has resulted in liability to Firefly or its Subsidiaries under Environmental Laws, and, since the Applicable Date, neither Firefly nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by Firefly, by or in connection with Firefly’s operations, or at or from any offsite location where Hazardous Materials from Firefly’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(d) except for customary indemnities in standard service agreements, neither Firefly nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

Section 4.19 Material Contracts.

(a) Schedule 4.19 of the Firefly Disclosure Letter, together with the lists of exhibits contained in the Firefly SEC Documents, sets forth a true and complete list (other than Firefly Marketing Contracts), as of the date of this Agreement, of:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) to which Firefly or any of its Subsidiaries is a party;

(ii) each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with respect to which Firefly reasonably expects that Firefly and its Subsidiaries will make payments in any calendar year in excess of $2,000,000 or aggregate payments in excess of $15,000,000, in each case other than (A) any Contract providing for the purchase or sale by Firefly or any of its Subsidiaries of Hydrocarbons, or related to Hydrocarbons, produced water or freshwater gathering, processing, transportation, treating, storage, blending or similar midstream services (each, a “Firefly Marketing Contract”) or (B) master services agreements and similar agreements that do not have existing purchase orders or similar arrangements pursuant to which Firefly and its Subsidiaries will make payments in any calendar year in excess of $2,000,000 or aggregate payments in excess of $15,000,000;

(iii) each Contract (other than agreements solely between or among Firefly and its Subsidiaries) (A) evidencing Indebtedness of Firefly or any of its Subsidiaries or (B) that creates a capitalized lease obligation of Firefly or any of its Subsidiaries, in each case with an aggregate principal amount in excess of $1,500,000;

(iv) each Contract to which Firefly or any Subsidiary of Firefly is a party that (A) restricts the ability of Firefly or any Subsidiary of Firefly to compete in any business or with any Person in any geographical area, (B) requires Firefly or any Subsidiary of Firefly to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to Firefly and its Subsidiaries or that relate to acreage dedications;

(v) any Firefly Marketing Contract (A) which would reasonably be expected to involve volumes in excess of 10 MMcf of gas per day, 4,000 barrels of liquid Hydrocarbons per day or 5,000 barrels of water per day (in each case, calculated on a yearly average basis) or (B) that contains acreage dedications of more than 15,000 acres;

(vi) any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Firefly set forth in the Firefly Reserve Report), that would reasonably be expected to result in annual payments by or to Firefly or any of its Subsidiaries in excess of $1,500,000;

(vii) each Contract for lease of personal property or real property (other than Oil and Gas Properties and Contracts related to drilling rigs) involving payments in excess of $500,000 in any calendar year that are not terminable without penalty or other liability to Firefly (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;

(viii) each Contract that would reasonably be expected to require the disposition of any material assets or line of business of Firefly or its Subsidiaries (or, after the Company Merger Effective Time, Ohm or its Subsidiaries);

(ix) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Firefly or its Subsidiaries (including any Oil and Gas Properties but excluding purchases and sales of Hydrocarbons), taken as a whole;

(x) each joint venture, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Firefly or that are exclusively among Firefly and its wholly owned Subsidiaries;

(xi) each Contract relating to a Firefly Related Party Transaction; and

(xii) each joint development agreement, exploration agreement, participation, farmout, farmin or similar Contract, excluding joint operating agreements, that would reasonably be expected to (A) require Firefly or any of its Subsidiaries to make expenditures in excess of $10,000,000 in any one calendar year period or (B) generate net production in excess of 5,000 Boe per day during the calendar year ended December 31, 2022 (calculated on a yearly average basis).

(b) Collectively, the Contracts described in Section 4.19(a) are herein referred to as the “Firefly Contracts,” including, for the avoidance of doubt, any Firefly Marketing Contract responsive under Section 4.19(a)(v). A complete and correct copy of each of the Firefly Contracts (other than the Firefly Marketing Contracts) has been made available to Ohm. Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, each Firefly Contract is legal, valid, binding and enforceable in accordance with its terms on Firefly and each of its Subsidiaries that is a party thereto and, to the knowledge of Firefly, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, neither Firefly nor any of its Subsidiaries is in breach or default under any Firefly Contract nor, to the knowledge of Firefly, is any other party to any such Firefly Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Firefly or its Subsidiaries, or, to the knowledge of Firefly, any other party thereto. There are no disputes pending or, to the knowledge of Firefly, threatened with respect to any Firefly Contract and neither Firefly nor any of its Subsidiaries has received any written notice of the intention of any other party to any Firefly Contract to terminate for default, convenience or otherwise any Firefly Contract, nor to the knowledge of Firefly, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

Section 4.20 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, each of the material insurance policies held by Firefly or any of its Subsidiaries (collectively, the “Material Firefly Insurance Policies”) is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, all premiums payable under the Material Firefly Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither Firefly nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Firefly Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Firefly Insurance Policy.

Section 4.21 Derivative Transactions and Hedging.

(a) All Derivative Transactions of Firefly and its Subsidiaries in effect as of the date hereof were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Firefly and its Subsidiaries. Firefly and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Firefly, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b) The Firefly SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Firefly and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Firefly attributable to the production and marketing of Firefly and its Subsidiaries, as of the dates reflected therein.

Section 4.22 Opinion of Financial Advisor. The Firefly Board has received the opinion of Citigroup Global Markets Inc. (“Firefly FA”) addressed to the Firefly Board to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Firefly FA as set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Firefly Common Stock.

Section 4.23 Brokers. Except for the fees and expenses payable to the advisors set forth on Schedule 4.23 of the Firefly Disclosure Letter, no broker, investment banker, advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Firefly.

Section 4.24 Related Party Transactions. As of the date of this Agreement, neither Firefly nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of Firefly or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Firefly or any of its Subsidiaries whose status as a 5% holder is known to Firefly as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of Firefly), in each case as would be required to be disclosed by Firefly pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Firefly Related Party Transaction”).

Section 4.25 Regulatory Matters.

(a) Firefly is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except as set forth on Schedule 4.25 of the Firefly Disclosure Letter, neither Firefly nor any of Firefly’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 4.26 Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.25, the approval of the Firefly Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any Takeover Law (including Section 203 of the DGCL) or any anti-takeover provision in Firefly’s Organizational Documents that is applicable to Firefly, the shares of Firefly Common Stock, this Agreement or the Transactions.

Section 4.27 Tax Treatment. After reasonable diligence, neither Firefly nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Mergers from qualifying for the Reorganization Treatment.

Section 4.28 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, neither Firefly nor any other Person makes any express or implied representation or warranty with respect to Firefly or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Firefly hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Firefly nor any other Person makes or has made any representation or warranty to Ohm, Merger Sub, LLC Sub or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Firefly or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Firefly in this Article IV, any oral or written information presented to Ohm, Merger Sub or LLC Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Firefly, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.28 shall limit Ohm’s, Merger Sub’s or LLC Sub’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Firefly in this Article IV.

(b) Notwithstanding anything contained in this Agreement to the contrary, Firefly acknowledges and agrees that none of Ohm, Merger Sub, LLC Sub or any other Person has made or is making any representations or warranties relating to Ohm or its Subsidiaries (including Merger Sub and LLC Sub) whatsoever, express or implied, beyond those expressly given by Ohm, Merger Sub and LLC Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Ohm furnished or made available to Firefly, or any of its Representatives and that Firefly has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Firefly acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Firefly or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions) and that Firefly has not relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF OHM, MERGER SUB AND LLC SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Ohm, Merger Sub and LLC Sub to Firefly on or prior to the date of this Agreement (the “Ohm Disclosure Letter”) and except as disclosed in the Ohm SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein, including for the avoidance of doubt, the “Disclosure Statement” (as defined in and incorporated by reference into the Ohm Chapter 11 Plan)) filed with or furnished to the SEC and available on EDGAR, since January 1, 2021 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Ohm, Merger Sub and LLC Sub jointly and severally represent and warrant to Firefly as follows:

Section 5.1 Organization, Standing and Power. Each of Ohm and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Ohm’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ohm and its Subsidiaries, taken as a whole (an “Ohm Material Adverse Effect”). Each of Ohm and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. Ohm has heretofore made available to Firefly complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Ohm, each as amended prior to the execution of this Agreement, and each as made available to Ohm is in full force and effect, and neither Ohm nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 5.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Ohm consists of (i) 60,000,000 shares of Ohm Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share, including 40,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (collectively, the “Ohm Preferred Stock” and, together with the Ohm Common Stock, the “Ohm Capital Stock”). At the close of business on the Measurement Date: (A) 19,408,847 shares of Ohm Common Stock were issued and outstanding, (B) 1,343,318 Ohm Warrants to purchase 1,343,318 shares of Ohm Common Stock were issued and outstanding, and (C) no shares of Ohm Preferred Stock were issued and outstanding.

(b) At the close of business on the Measurement Date, (i) there are (a) 409,433 shares of Ohm Common Stock subject to outstanding Ohm RSU Awards and (b) 446,321 shares of Ohm Common Stock subject to outstanding Ohm PSU Awards, assuming target achievement; and (ii) 1,367,739 shares of Ohm Common Stock remain available for issuance pursuant to Ohm’s 2020 Long Term Incentive Plan (the “Ohm Equity Plan”).

(c) As of the close of business on the Measurement Date, except as set forth in this Section 5.2, there are outstanding: (1) no shares of Ohm Capital Stock or any Voting Debt or other voting securities of Ohm; (2) no securities of Ohm or any Subsidiary of Ohm convertible into or exchangeable or exercisable for shares of Ohm Capital Stock, Voting Debt or other voting securities of Ohm; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Ohm or any Subsidiary of Ohm is a party or by which it is bound in any case obligating Ohm or any Subsidiary of Ohm to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Ohm Capital Stock or any Voting Debt or other voting securities of Ohm, or obligating Ohm or any Subsidiary of Ohm to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

(d) All outstanding shares of Ohm Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Ohm Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and non-assessable and not subject to preemptive rights. All outstanding shares of Ohm Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the Ohm Equity Plan). The Ohm Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts. All outstanding shares of capital stock or other equity interests of the Subsidiaries of Ohm are owned by Ohm, or a direct or indirect wholly owned Subsidiary of Ohm, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable and all such shares or equity ownership interests are set forth in Schedule 5.2 of the Ohm Disclosure Letter. There are not any stockholder agreements, voting trusts or other agreements to which Ohm or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Ohm or any of its Subsidiaries. No Subsidiary of Ohm owns any shares of Ohm Common Stock or any other shares of Ohm Capital Stock.

(e) As of the date of this Agreement, neither Ohm nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(e) of the Ohm Disclosure Letter.

(f) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Ohm.

(g) As of the date of this Agreement, Ohm owns all of the outstanding equity interests in LLC Sub.

Section 5.3 Authority; No Violations; Consents and Approvals.

(a) Each of Ohm, Merger Sub and LLC Sub has all requisite power and authority to execute and deliver this Agreement and, subject to the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware, to perform its obligations hereunder. The execution and delivery of this Agreement by Ohm, Merger Sub and LLC Sub and the consummation by Ohm, Merger Sub and LLC Sub of the Transactions have been duly authorized by all necessary action on the part of each of Ohm (subject to obtaining Ohm Stockholder Approval), Merger Sub (other than the adoption of this Agreement by Ohm as sole stockholder of Merger Sub), which shall occur immediately after the execution and delivery of this Agreement, and LLC Sub and the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has

been duly executed and delivered by each of Ohm and Merger Sub, and assuming the due and valid execution of this Agreement by Firefly, constitutes a valid and binding obligation of each of Ohm, Merger Sub and LLC Sub enforceable against Ohm, Merger Sub and LLC Sub in accordance with its terms, subject, as to enforceability to Creditors’ Rights. The Ohm Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Ohm Stock Issuance, and the Ohm Charter Amendment are fair to, and in the best interests of, Ohm and the holders of Ohm Capital Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Ohm Stock Issuance, and the Ohm Charter Amendment, and (iii) resolved to recommend that the holders of Ohm Common Stock approve (A) the Ohm Stock Issuance (such recommendation described in clause (iii)(A), the “Ohm Board Recommendation”) and (B) the Ohm Charter Amendment. The Merger Sub Board, at a meeting duly called and held, has by unanimous vote (A) determined that this Agreement and the Transactions, including the Mergers, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the Transactions, including the Mergers. Ohm, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub. The Ohm Stockholder Approval is the only vote of the holders of any class or series of Ohm Capital Stock necessary to approve the Ohm Stock Issuance. Ohm, as the sole member of LLC Sub, approved and declared advisable this Agreement and the Transactions, including the LLC Sub Merger;

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of Ohm (assuming that Ohm Stockholder Approval is obtained) or any of its Subsidiaries (including Merger Sub and LLC Sub), (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Ohm or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Ohm or any of its Subsidiaries is a party or by which Ohm, Merger Sub or LLC Sub or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Ohm Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Ohm or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(c) Except for this Agreement, Ohm is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Ohm Board.

Section 5.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by Ohm or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Ohm, Merger Sub and LLC Sub or the consummation by Ohm, Merger Sub and LLC Sub of the Transactions, except for: (a) the filing of a premerger notification report by Ohm under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Registration Statement and Joint Proxy Statement relating to (x) the meeting of the stockholders of Firefly to be held for purposes of obtaining Firefly Stockholder Approval at the Firefly Stockholders Meeting and (y) the meeting of the stockholders of Ohm to be held for the purposes of obtaining the Ohm Stockholder Approval at the Ohm Stockholders Meeting and (ii) such reports under the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; (f) approval of the Federal Communications Commission pursuant to Section 310 of the

Communications Act of 1934; and (g) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

Section 5.5 SEC Documents; Financial Statements.

(a) Since the Applicable Date, Ohm has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Ohm SEC Documents”). As of their respective dates, each of the Ohm SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Ohm SEC Documents, and none of the Ohm SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of Ohm included in the Ohm SEC Documents, including all notes and schedules thereto, complied, or, in the case of Ohm SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Ohm SEC Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Ohm and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Ohm and its consolidated Subsidiaries for the periods presented therein.

(c) Ohm has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Ohm, including its consolidated Subsidiaries, required to be disclosed by Ohm in the reports that it files or submits under the Exchange Act is accumulated and communicated to Ohm’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Ohm in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of Ohm’s financial reporting and the preparation of Ohm financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Ohm or its Subsidiaries, (ii) is not, and since January 1, 2021, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Ohm’s internal controls, and (iii) is not, and since January 1, 2021, there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Ohm (as defined in Rule 3b- 7 under the Exchange Act) or director of Ohm or any of its Subsidiaries. The principal executive officer and the principal financial officer of Ohm have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to Ohm SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 5.6 Absence of Certain Changes or Events.

(a) Since December 31, 2021, there has not been any Ohm Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have an Ohm Material Adverse Effect.

(b) From December 31, 2021 through the date of this Agreement:

(i) Ohm and its Subsidiaries have conducted their business in the ordinary course of business in all material respects; and

(ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Ohm or any of its Subsidiaries, including the Oil and Gas Properties of Ohm and its Subsidiaries, whether or not covered by insurance.

Section 5.7 No Undisclosed Material Liabilities. There are no liabilities of Ohm or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Ohm dated as of December 31, 2021 (including the notes thereto) contained in Ohm’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2021; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2021; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as expressly permitted or required under this Agreement; and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

Section 5.8 Information Supplied.

(a) None of the information supplied or to be supplied by Ohm for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of Firefly and to stockholders of Ohm and at the time of the Firefly Stockholders Meeting and the Ohm Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that, in the case of clause (a) and (b), no representation is made by Ohm with respect to statements made therein based on information supplied by Firefly specifically for inclusion or incorporation by reference therein. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder.

Section 5.9 Ohm Permits; Compliance with Applicable Law.

(a) Ohm and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Ohm Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. All Ohm Permits are in full force and effect and no suspension or cancellation of any of the Ohm Permits is pending or, to the knowledge of Ohm, threatened, and Ohm and its Subsidiaries are in compliance with the terms of the Ohm Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(b) The businesses of Ohm and its Subsidiaries and, with respect to the business and Oil and Gas Properties of Ohm and its Subsidiaries that are operated by third parties, to the knowledge of Ohm, are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Ohm or any of its Subsidiaries is pending or, to the knowledge of Ohm, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

Section 5.10 Compensation; Benefits.

(a) Set forth on Schedule 5.10(a) of the Ohm Disclosure Letter is a list, as of the date hereof, of all of the material Ohm Benefit Plans.

(b) True, correct and complete copies (or a written description of material terms if such plan is not written) of each of the material Ohm Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Ohm or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Ohm Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to an Ohm Benefit Plan.

(c) Each Ohm Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Ohm, threatened against, or with respect to, any of the Ohm Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Ohm Benefit Plans.

(e) All contributions required to be made by Ohm or any of its Subsidiaries to the Ohm Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f) Each Ohm Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Ohm Benefit Plan. With respect to any Ohm Benefit Plan, none of Ohm or any of its Subsidiaries, or, to the knowledge of Ohm, any other Person, has engaged in a transaction in connection with which Ohm or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Ohm and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g) None of Ohm, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Ohm Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h) Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law for which the recipient pays the full premium cost of coverage, no Ohm Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any employee of Ohm (an “Ohm Employee”) or any Subsidiary thereof or other current or former director, officer, employee or independent contractor under any Ohm Benefit Plan, (ii) directly or indirectly cause Ohm to transfer or set aside any material amount of assets to fund any material benefits under any Ohm Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Ohm Benefit Plan on or following the Company Merger Effective Time, or (iv) result in any payment from Ohm or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of Ohm or any of its Subsidiaries that would, individually or in combination with any other such payment from Ohm or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j) Neither Ohm nor any Subsidiary of Ohm has any obligation to provide, and no Ohm Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k) Each Ohm Benefit Plan or any other agreement, arrangement, or plan of Ohm or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l) No Ohm Benefit Plan is maintained outside the jurisdiction of the United States or covers any Ohm Employees who reside or work outside of the United States.

Section 5.11 Labor Matters.

(a) Neither Ohm nor any of its Subsidiaries is or has been a party to or bound by any Labor Agreement with, and no employee of Ohm or any of its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Ohm, threatened union representation petition involving employees of Ohm or any of its Subsidiaries. As of the date hereof, neither Ohm nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date. As of the date hereof, Ohm and its Subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Transactions.

(b) As of the date hereof, there is no unfair labor practice, charge or grievance arising out of a Labor Agreement or any other material labor-related Proceeding against Ohm or any of its Subsidiaries pending, or, to the knowledge of Ohm, threatened.

(c) As of the date hereof, there is, and since the Applicable Date has been, no strike, organized labor slowdown, concerted work stoppage, lockout, picketing, handbilling, or other material labor dispute pending, or, to the knowledge of Ohm, threatened, against or involving Ohm or any of its Subsidiaries.

(d) Ohm and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices including, without limitation, all such Laws respecting terms and conditions of employment, wages and hours, worker classification, discrimination, retaliation, harassment, workers’ compensation, immigration, recordkeeping, family and medical leave and occupational safety, COVID-19, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leave issues, affirmative action, Office of Federal Contract Compliance Programs regulations, child labor, unemployment insurance, and health requirements, and there are no Proceedings pending or, to the knowledge of Ohm, threatened against Ohm or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. Since the Applicable Date, neither Ohm nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Ohm or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(e) Ohm and its Subsidiaries have promptly, thoroughly, and impartially investigated all sexual harassment, or other discrimination, retaliation, or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, Ohm and its Subsidiaries have taken prompt corrective action that is reasonably calculated to prevent further improper action. Ohm and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and do not have any knowledge of any allegations relating to officers, directors, employees, contractors, or agents of Ohm and its Subsidiaries that, if known to the public, would bring Ohm and its Subsidiaries into material disrepute.

Section 5.12 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect:

(i) All Tax Returns required to be filed by Ohm or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Ohm or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid or adequate reserves in respect thereof have been established on the financial statements of Ohm in accordance with GAAP. All withholding Tax requirements imposed on or with respect to payments by Ohm or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and Ohm and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.

(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Ohm or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(iii) There is no outstanding claim, assessment or deficiency against Ohm or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of Ohm in accordance with GAAP. There are no Proceedings with respect to Taxes pending or threatened in writing against Ohm or any of its Subsidiaries.

(iv) Neither Ohm nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Ohm or any of its Subsidiaries) or has any liability for Taxes of any Person (other than Ohm or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption or by operation of Law.

(v) No written claim has been made by any Taxing Authority in a jurisdiction where Ohm or any of its Subsidiaries does not currently file a Tax Return that Ohm or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(vi) There are no Encumbrances for Taxes on any of the assets of Ohm or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(b) Neither Ohm nor any of its Subsidiaries is a party to, has any obligation under or is bound by any material Tax allocation, sharing or indemnity Contract or arrangement pursuant to which it will have any potential material liability to any Person after the Company Merger Effective Time (excluding (i) any Contract or arrangement solely between or among Ohm and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).

(c) Neither Ohm nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(d) Neither Ohm nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(e) No material closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Ohm or any of its Subsidiaries.

(f) LLC Sub is, and has been since formation, properly classified as an entity disregarded as separate from Ohm for U.S. federal (and applicable state and local) income tax purposes.

Section 5.13 Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Ohm, threatened against or by Ohm or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Ohm or any of its Subsidiaries. To the knowledge of Ohm, as of the date hereof, no officer or director of Ohm is a defendant in any Proceeding in connection with his or her status as an officer or director of Ohm.

Section 5.14 Intellectual Property.

(a) Ohm and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Ohm and its Subsidiaries as presently conducted (collectively, the “Ohm Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(b) To the knowledge of Ohm, the use of Ohm Intellectual Property by Ohm and its Subsidiaries in the operation of the business of each of Ohm and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. To the knowledge of Ohm, no third party is infringing on the Ohm Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(c) Ohm and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Ohm and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, the IT Assets owned, used, or held for use by Ohm or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Ohm and its Subsidiaries, (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of Ohm, are free from any malicious code.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect (i) Ohm and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Ohm or its Subsidiaries; and (ii) to the knowledge of Ohm, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Ohm or its Subsidiaries

Section 5.15 Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Ohm’s Oil and Gas Properties, (a) Ohm and its Subsidiaries have good, valid and defensible title to all material real property owned by Ohm or any of its Subsidiaries (collectively, the “Ohm Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Ohm or any Subsidiary of Ohm (collectively, including the improvements thereon, the “Ohm Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Ohm or any Subsidiary of Ohm is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Ohm Material Leased Real Property (each, an “Ohm Material Real Property Lease”) is in full force and effect and is valid and enforceable against Ohm or such Subsidiary and, to the knowledge of Ohm, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Ohm nor any of its Subsidiaries, or to the knowledge of Ohm, any other party thereto, has received written notice of any default under any Ohm Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Ohm, threatened, condemnation or eminent domain Proceedings that affect any of Ohm’s Oil and Gas Properties, Ohm Owned Real Property or Ohm Material Leased Real Property.

Section 5.16 Rights-of-Way. Each of Ohm and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. Each of Ohm and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect. All pipelines operated by Ohm and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Ohm, and there are no gaps (including any gap arising as a result of any breach by Ohm or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

Section 5.17 Oil and Gas Matters.

(a) Except as would not reasonably be expected to have an Ohm Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by DeGolyer and MacNaughton (the “Ohm Independent Petroleum Engineers”) relating to Ohm interests referred to therein as of December 31, 2021 (the “Ohm Reserve Report”) or (ii) reflected in the Ohm Reserve Report or in the Ohm SEC Documents as having been sold or otherwise disposed of (other than transactions effected after the date hereof in accordance with Section 6.2(b)(v)), Ohm and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Ohm Reserve Report and in each case as attributable to interests owned by Ohm and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Ohm’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Ohm (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Ohm Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (other than decreases in connection with operations in which Ohm and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Ohm Reserve Report) (2) obligates Ohm (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Ohm Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Ohm Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have an Ohm Material Adverse Effect, the factual, non-interpretive data supplied by Ohm to the Ohm Independent Petroleum Engineers relating to Ohm interests referred to in the Ohm Reserve Report, by or on behalf of Ohm and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Ohm and its Subsidiaries in connection with the preparation of the Ohm Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Ohm Reserve Reports), accurate in all respects. To Ohm’s knowledge, any assumptions or estimates provided by any of Ohm’s Subsidiaries to the Ohm Independent Petroleum Engineers in connection with its preparation of the Ohm Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Ohm at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have an Ohm Material Adverse Effect, the oil and gas reserve estimates of Ohm set forth in the Ohm Reserve Report are derived from reports that have been prepared by the Ohm Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Ohm and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Ohm Reserve Report that would reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Ohm or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Ohm or its Subsidiaries in accordance with applicable Law) and (iii) none of Ohm or any of its Subsidiaries (and, to Ohm’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Ohm or any of its Subsidiaries.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Ohm and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Ohm, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Ohm and its Subsidiaries or otherwise associated with an Oil and Gas Property of Ohm or its Subsidiaries that were drilled and completed by Ohm or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Ohm or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Ohm or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, all Oil and Gas Properties operated by Ohm or its Subsidiaries (and, to the knowledge of Ohm, all Oil and Gas Properties owned or held by Ohm or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, none of the Oil and Gas Properties of Ohm or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, Consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, neither Ohm nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Ohm and its Subsidiaries, taken as a whole and is not reflected in the Ohm Reserve Reports.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, with respect to Oil and Gas Properties operated by Ohm and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

Section 5.18 Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect:

(a) Ohm and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Ohm Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(b) Ohm and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Ohm’s knowledge, threatened Proceedings under Environmental Laws;

(c) there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to Ohm’s knowledge, formerly owned or operated) by Ohm or any of its Subsidiaries, in each case, which has resulted in liability to Ohm or its Subsidiaries under Environmental Laws, and, since the Applicable Date, neither Ohm nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by Ohm, by or in connection with Ohm’s operations, or at or from any offsite location where Hazardous Materials from Ohm’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(d) except for customary indemnities in standard service agreements, neither Ohm nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

Section 5.19 Material Contracts.

(a) Schedule 5.19 of the Ohm Disclosure Letter, together with the lists of exhibits contained in the Ohm SEC Documents, sets forth a true and complete list (other than the Ohm Marketing Contracts), as of the date of this Agreement, of:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) to which Ohm or any of its Subsidiaries is a party;

(ii) each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with respect to which Ohm reasonably expects that Ohm and its Subsidiaries will make payments in any calendar year in excess of $2,000,000 or aggregate payments in excess of $15,000,000, in each case other than (A) any Contract providing for the purchase or sale by Ohm or any of its Subsidiaries of Hydrocarbons, or related to Hydrocarbons, produced water or freshwater gathering, processing, transportation, treating, storage, blending or similar midstream services (each, an “Ohm Marketing Contract”) or (B) master services agreements and similar agreements that do not have existing purchase orders or similar arrangements pursuant to which Ohm and its Subsidiaries will make payments in any calendar year in excess of $2,000,000 or aggregate payments in excess of $15,000,000;

(iii) each Contract (other than agreements solely between or among Ohm and its Subsidiaries) (A) evidencing Indebtedness of Ohm or any of its Subsidiaries or (B) that creates a capitalized lease obligation of Ohm or any of its Subsidiaries, in each case with an aggregate principal amount in excess of $1,500,000;

(iv) each Contract to which Ohm or any Subsidiary of Ohm is a party that (A) restricts the ability of Ohm or any Subsidiary of Ohm to compete in any business or with any Person in any geographical area, (B) requires Ohm or any Subsidiary of Ohm to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to Ohm and its Subsidiaries or that relate to acreage dedications;

(v) any Ohm Marketing Contract (A) which would reasonably be expected to involve volumes in excess of 10 MMcf of gas per day, 4,000 barrels of liquid Hydrocarbons per day or 5,000 barrels of water per day (in each case, calculated on a yearly average basis) or (B) that contains acreage dedications of more than 15,000 acres;

(vi) any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of

Ohm set forth in the Ohm Reserve Report), that would reasonably be expected to result in annual payments by or to Ohm or any of its Subsidiaries in excess of $1,500,000;

(vii) each Contract for lease of personal property or real property (other than Oil and Gas Properties and Contracts related to drilling rigs) involving payments in excess of $500,000 in any calendar year that are not terminable without penalty or other liability to Ohm (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;

(viii) each Contract that would reasonably be expected to require the disposition of any material assets or line of business of Ohm or its Subsidiaries;

(ix) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Ohm or its Subsidiaries (including any Oil and Gas Properties but excluding purchases and sales of Hydrocarbons), taken as a whole;

(x) each joint venture, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Ohm or that are exclusively among Ohm and its wholly owned Subsidiaries;

(xi) each Contract relating to a Ohm Related Party Transaction; and

(xii) each joint development agreement, exploration agreement, participation, farmout, farmin or similar Contract, excluding joint operating agreements, that would reasonably be expected to (A) require Ohm or any of its Subsidiaries to make expenditures in excess of $10,000,000 in any one calendar year period or (B) generate net production in excess of 5,000 Boe per day during the calendar year ended December 31, 2022 (calculated on a yearly average basis).

(b) Collectively, the Contracts described in Section 5.19(a) are herein referred to as the “Ohm Contracts,” Including, for the avoidance of doubt, any Ohm Marketing Contract responsive under Section 5.19(a)(v). A complete and correct copy of each of the Ohm Contracts (other than described in Section 5.19(a)(v)) has been made available to Firefly. Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, each Ohm Contract is legal, valid, binding and enforceable in accordance with its terms on Ohm and each of its Subsidiaries that is a party thereto and, to the knowledge of Ohm, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, neither Ohm nor any of its Subsidiaries is in breach or default under any Ohm Contract nor, to the knowledge of Ohm, is any other party to any such Ohm Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Ohm or its Subsidiaries, or, to the knowledge of Ohm, any other party thereto. There are no disputes pending or, to the knowledge of Ohm, threatened with respect to any Ohm Contract and neither Ohm nor any of its Subsidiaries has received any written notice of the intention of any other party to any Ohm Contract to terminate for default, convenience or otherwise any Ohm Contract, nor to the knowledge of Ohm, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

Section 5.20 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, each of the material insurance policies held by Ohm or any of its Subsidiaries (collectively, the “Material Ohm Insurance Policies”) is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect; all premiums payable under the Material Ohm Insurance Policies prior to the date of this Agreement have been duly paid to date and neither Ohm nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Firefly Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Ohm Insurance Policy.

Section 5.21 Derivative Transactions and Hedging.

(a) All Derivative Transactions of Ohm and its Subsidiaries in effect as of the date hereof were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Ohm and its Subsidiaries. Ohm and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Ohm, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b) The Ohm SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Ohm and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Ohm attributable to the production and marketing of Ohm and its Subsidiaries, as of the dates reflected therein.

Section 5.22 Opinion of Financial Advisor. The Ohm Board has received the opinion of Tudor, Pickering, Holt & Co. (“Ohm FA”) addressed to the Ohm Board to the effect that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Ohm FA as set forth therein, the Merger Consideration to be paid by Ohm, taking into account the Ohm Special Dividend, is fair, from a financial point of view, to Ohm.

Section 5.23 Brokers. Except for the fees and expenses payable to Ohm FA, no broker, investment banker, advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Ohm.

Section 5.24 Related Party Transactions. Except as set forth on Schedule 5.24 of the Ohm Disclosure Letter, as of the date of this Agreement, neither Ohm nor any of its Subsidiaries is a party to any transaction or arrangement under which any (a) present or former executive officer or director of Ohm or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Ohm or any of its Subsidiaries whose status as a 5% holder is known to Ohm as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of Ohm), in each case as would be required to be disclosed by Ohm pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Ohm Related Party Transaction”).

Section 5.25 Business Conduct. Merger Sub was incorporated on February 18, 2022, and LLC Sub was formed on February 18, 2022. Since the inception of each of Merger Sub and LLC Sub, neither entity has engaged in any activity, other than such actions in connection with (x) its organization or formation, as applicable, and (y) the preparation, negotiation and execution of this Agreement and the Transactions. Each of Merger Sub and LLC Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Mergers as provided in this Agreement.

Section 5.26 Regulatory Matters.

(a) Ohm is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Neither Ohm nor any of Ohm’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 5.27 Takeover Laws. The approval of the Ohm Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any Takeover Law (including Section 203 of the DGCL) or any anti-takeover provision in Ohm’s Organizational Documents that is applicable to Ohm, the shares of Ohm Common Stock, this Agreement or the Transactions.

Section 5.28 Tax Treatment. After reasonable diligence, neither Ohm nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Mergers from qualifying for the Reorganization Treatment.

Section 5.29 No Repurchases. Ohm has made no repurchases of Ohm Common Stock under its publicly announced share repurchase program or otherwise between February  15, 2022 and the date hereof.

Section 5.30 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, neither Ohm nor any other Person makes any express or implied representation or warranty with respect to Ohm or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Ohm hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Ohm nor any other Person makes or has made any representation or warranty to Firefly or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Ohm or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Ohm in this Article V, any oral or written information presented to Firefly or any of its Affiliates or Representatives in the course of their due diligence investigation of Ohm, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.30 shall limit Firefly’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by Ohm, Merger Sub and LLC Sub in this Article V.

(b) Notwithstanding anything contained in this Agreement to the contrary, Ohm acknowledges and agrees that none of Firefly or any other Person has made or is making any representations or warranties relating to Firefly or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Firefly in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding Firefly furnished or made available to Ohm, or any of its Representatives and that none of Ohm, Merger Sub and LLC Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Ohm acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Ohm or any of its Representatives (including in certain “data rooms,” “virtual data rooms,”

management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions) and that none of Ohm, Merger Sub and LLC Sub has relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Firefly Business Pending the Mergers.

(a) Except (i) as set forth on Schedule 6.1(a) of the Firefly Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Ohm in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Firefly covenants and agrees that, until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Firefly or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b) Except (i) as set forth on Schedule 6.1(b) of the Firefly Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Ohm in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, Firefly shall not, and shall cause its Subsidiaries not to:

(i) (A) declare, set aside or pay any dividends, (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Firefly or its Subsidiaries, except (1) for dividends and distributions by a wholly owned Subsidiary of Firefly to Firefly or another Subsidiary of Firefly or (2) quarterly cash dividends of Firefly that are not greater than the dividend declared by Firefly with respect to the first quarter of 2022, provided, however, that if Ohm declares any dividend after June 30, 2022 in excess of $11.0 million then, notwithstanding anything in this Agreement to the contrary, Firefly may also declare and pay a dividend to the Firefly Stockholders in an amount equal to the aggregate amount declared by Ohm for such period less $11.0 million, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Firefly or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Firefly or any Subsidiary of Firefly, other than in the case of clause (C) as required by the terms of the Firefly Warrant Agreement or in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Firefly Equity Plan and applicable award agreements;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Firefly or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the issuance of Firefly Common Stock as required by the terms of the Firefly Warrant Agreements or upon the vesting or lapse of any restrictions on any awards granted under the Firefly Equity Plan and outstanding on the date hereof, (B) the grant of Firefly RSU Awards or Firefly PSU Awards, in each case, under the Firefly Equity Plan in the ordinary course of business consistent with past practice to employees hired after the date hereof in accordance with this Agreement, and (C) issuances by a wholly owned Subsidiary of Firefly of such Subsidiary’s capital stock or other equity interests to Firefly or any other wholly owned Subsidiary of Firefly;

(iii) amend or propose to amend (A) Firefly’s Organizational Documents or (B) the Organizational Documents of any of Firefly’s Subsidiaries (other than ministerial changes);

(iv) (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) acquisitions or investments for which the consideration is less than $10,000,000 in the aggregate and acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business;

(v) sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any material portion of its assets or properties, other than (A) sales or dispositions for which the consideration is less than $5,000,000 in the aggregate (including non-operating working interests so long as they are not operated by Ohm or any of its Subsidiaries), (B) sales, swaps, exchanges, transfers or dispositions among Firefly and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Firefly, (C) sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business consistent with past practice, (D) the sale of Hydrocarbons in the ordinary course of business consistent with past practice or (E) swaps of assets or property, which may include cash consideration of up to 1,000 net acres in the aggregate for all such swap transactions;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Firefly or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Firefly;

(vii) change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Firefly and its Subsidiaries, except as required by GAAP, COPAS or applicable Law;

(viii) make, change or revoke any material Tax election (but excluding any election that must be made periodically and is made consistent with past practice), change an annual Tax accounting period, change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, surrender any right to claim a material Tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Taxes (other than extensions of time to file Tax Returns);

(ix) except as required pursuant to an existing Firefly Benefit Plan as in effect on the date hereof or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable Law or as is provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Firefly Benefit Plan, (C) grant or commit to grant any equity based awards except as permitted by Section 6.1(b)(ii), (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Firefly Benefit

Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Firefly Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Firefly Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee or independent contractor with an annualized base salary in excess of $250,000 (except as is reasonably necessary to replace any employee);

(x) recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi) (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of Firefly or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that (1) the foregoing shall not restrict the incurrence of Indebtedness (1) under the Firefly Credit Facility or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Firefly Credit Facility do not exceed the amounts set forth on Schedule 6.1(b)(xi) of the Firefly Disclosure Letter;

(xii) other than in the ordinary course of business consistent with past practice and other than extensions of 12 months or less of any Firefly Marketing Contracts on terms substantially similar to those in effect with respect to such Contract on the date of this Agreement, (A) enter into any Contract that would be a Firefly Contract if it were in effect on the date of this Agreement (other than Firefly Contracts entered into in connection with transactions permitted by Section 6.1(b)(iv) or Section 6.1(b)(v)), or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Firefly Contract (other than Firefly Contracts entered into in connection with transactions permitted by Section 6.1(b)(iv) or Section 6.1(b)(v));

(xiii) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes (which shall be governed by Section 6.1(b)(viii)) or any Transaction Litigation (which shall be governed by Section 6.11)) except solely for monetary payments of no more than $400,000 individually or $2,000,000 in the aggregate on a basis that would not (A) prevent or materially delay consummation of the Mergers or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Ohm or its Subsidiaries or a finding or admission of a violation of Law;

(xiv) make or commit to make any capital expenditures that are in the aggregate greater than $418,000,000 in the calendar year ended December 31, 2022, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Firefly and its Subsidiaries (provided that Firefly shall notify Ohm of any such emergency expenditure promptly);

(xv) fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Firefly and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice; or

(xvi) agree or commit to take any action that is prohibited by this Section 6.1(b).

Section 6.2 Conduct of Ohm Business Pending the Mergers.

(a) Except (i) as set forth on Schedule 6.2(a) of the Ohm Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Firefly in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Ohm covenants and agrees that, until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Ohm or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b) Except (i) as set forth on Schedule 6.2(b) of the Ohm Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law or (iv) as otherwise consented to by Firefly in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, Ohm shall not, and shall cause its Subsidiaries not to:

(i) (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Ohm or its Subsidiaries, except (1) for dividends and distributions by a wholly owned Subsidiary of Ohm to Ohm or another Subsidiary of Ohm, (2) quarterly cash dividends of Ohm that are not greater than $70,000,000 in the aggregate per quarter or (3) the Ohm Special Dividend, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Ohm or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Ohm or any Subsidiary of Ohm, other than in the case of clause (C), (1) as required by the terms of the Ohm Warrant Agreement or (2) in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Ohm Equity Plan and applicable award agreements;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Ohm or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the issuance of Ohm Common Stock as required by the terms of the Ohm Warrant Agreement or upon the vesting or lapse of any restrictions on any awards granted under the Ohm Equity Plan and outstanding on the date hereof, (B) the grant of Ohm RSU Awards or Ohm PSU Awards, in each case, under the Ohm Equity Plan in the ordinary course of business consistent with past practice to employees hired after the date hereof in accordance with this Agreement, and (C) issuances by a wholly owned Subsidiary of Ohm of such Subsidiary’s capital stock or other equity interests to Ohm or any other wholly owned Subsidiary of Ohm;

(iii) amend or propose to amend (A) Ohm’s Organizational Documents or (B) the Organizational Documents of any of Ohm’s Subsidiaries (other than ministerial changes);

(iv) (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) acquisitions or investments for which the consideration is less than $10,000,000 in the aggregate and acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business;

(v) sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any material portion of its assets or properties, other than (A) sales or dispositions for which the consideration is less than $5,000,000 in the aggregate (including non-operating working interests so long as they are not operated by Firefly or any of its Subsidiaries), (B) sales, swaps, exchanges, transfers or dispositions among Ohm and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Ohm, (C) sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business consistent with past practice, (D) the sale of Hydrocarbons in the ordinary course of business consistent with past practice or (E) swaps of assets or property, which may include cash consideration of up to 1,000 net acres in the aggregate for all such swap transactions;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Ohm or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Ohm;

(vii) change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Ohm and its Subsidiaries, except as required by GAAP, COPAS or applicable Law;

(viii) make, change or revoke any material Tax election (but excluding any election that must be made periodically and is made consistent with past practice), change an annual Tax accounting period, change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, surrender any right to claim a material Tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Taxes (other than extensions of time to file Tax Returns);

(ix) except as required pursuant to an existing Ohm Benefit Plan as in effect on the date hereof or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable Law or as is provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Ohm Benefit Plan, (C) grant or commit to grant any equity-based awards except as permitted by Section 6.2(b)(ii), (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Ohm Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be an Ohm Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Ohm Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee or independent contractor with an annualized base salary in excess of $250,000 (except as is reasonably necessary to replace any employee); provided, however, that it shall not be a violation of this Section 6.2(b)(ix) if any outstanding Ohm RSU Award or Ohm PSU Award is amended to provide for receipt of dividend equivalent rights or the equivalent thereof to the extent such award is not already entitled to such dividend equivalent rights or the equivalent thereof;

(x) recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi) (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of

Ohm or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under the Ohm Credit Facility, or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Ohm Credit Facility do not exceed the amounts set forth on Schedule 6.2(b)(xi) of the Ohm Disclosure Letter;

(xii) other than in the ordinary course of business consistent with past practice and other than extensions of 12 months or less of any Ohm Marketing Contracts on terms substantially similar to those in effect with respect to such Contract on the date of this Agreement, (A) enter into any Contract that would be an Ohm Contract if it were in effect on the date of this Agreement (other than Ohm Contracts entered into in connection with transactions permitted by Section 6.2(b)(iv) or Section 6.2(b)(v)), or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Ohm Contract (other than Ohm Contracts entered into in connection with transactions permitted by Section 6.2(b)(iv) or Section 6.2(b)(v));

(xiii) waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle or compromise any Proceedings (excluding any Proceeding in respect of Taxes (which shall be governed by Section 6.2(b)(viii)) or any Transaction Litigation (which shall be governed by Section 6.11)) except solely for monetary payments of no more than $400,000 individually or $2,000,000 in the aggregate on a basis that would not (A) prevent or materially delay consummation of the Mergers or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Ohm or its Subsidiaries or a finding or admission of a violation of Law

(xiv) make or commit to make any capital expenditures that are in the aggregate greater than $325,000,000 in the calendar year ended December 31, 2022, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Ohm and its Subsidiaries (provided that Ohm shall notify Firefly of any such emergency expenditure promptly);

(xv) fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Ohm and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice; or

(xvi) agree or commit to take any action that is prohibited by this Section 6.2(b).

Section 6.3 No Solicitation by Firefly.

(a) From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, Firefly and its officers and directors will, will cause Firefly’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Firefly and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by Firefly or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Firefly Competing Proposal. Firefly will immediately terminate any physical and electronic data access related to any potential Firefly Competing Proposal previously granted to such Persons.

(b) From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, Firefly and its officers and directors will not, will cause Firefly’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Firefly and its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Firefly Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Firefly Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Firefly Competing Proposal;

(iii) furnish any information regarding Firefly or its Subsidiaries, or access to the properties, assets or employees of Firefly or its Subsidiaries, to any Person in connection with or in response to any Firefly Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Firefly Competing Proposal;

(iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Firefly Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)); or

(v) submit any Firefly Competing Proposal to the vote of the stockholders of Firefly;

provided, that notwithstanding anything to the contrary in this Agreement, Firefly or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Firefly Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c) From and after the date of this Agreement, Firefly shall promptly (and in any event within 48 hours) notify Ohm of the receipt by Firefly (directly or indirectly) of any Firefly Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Firefly Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Firefly or any of its Subsidiaries made by any Person in connection with a Firefly Competing Proposal or any request for discussions or negotiations with Firefly or a Representative of Firefly relating to a Firefly Competing Proposal (including the identity of such Person), and Firefly shall provide to Ohm promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Firefly Competing Proposal made in writing provided to Firefly or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Firefly Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Firefly shall (A) keep Ohm reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 48 hours) apprise Ohm of the status of any such discussions or negotiations and (B) provide to Ohm as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other material written materials provided to Firefly or its Representatives from any Person. Without limiting the foregoing, Firefly shall notify Ohm if Firefly determines to begin providing information or to engage in discussions or negotiations concerning a Firefly Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d) Except as permitted by Section 6.3(e), the Firefly Board, or any committee thereof, and its officers and directors will not, and will cause Firefly’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Firefly and its Subsidiaries not to, directly or indirectly:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Ohm, Merger Sub or LLC Sub, the Firefly Board Recommendation;

(ii) fail to include the Firefly Board Recommendation in the Joint Proxy Statement;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Firefly Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Firefly Competing Proposal (a “Firefly Alternative Acquisition Agreement”);

(v) in the case of a Firefly Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Firefly Common Stock (other than by Ohm or any of its Subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Firefly Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Firefly Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Firefly Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Firefly Board Recommendation on or prior to the earlier of (A) five (5) Business Days after Ohm so requests in writing or (B) three (3) Business Days prior to the date of the Firefly Stockholders Meeting (or promptly after announcement or disclosure of such Firefly Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Firefly Stockholders Meeting); or

(vii) cause or permit Firefly to enter into a Firefly Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Firefly Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Firefly Board may after consultation with its outside legal counsel, make such disclosures as the Firefly Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Firefly Board Recommendation, such disclosure shall be deemed to be a Firefly Change of Recommendation and Ohm shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii) prior to, but not after, the receipt of Firefly Stockholder Approval, Firefly and its Representatives may engage in the activities prohibited by Section 6.3(b)(ii) or Section 6.3(b)(iii) with any Person if Firefly receives a bona fide written Firefly Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until Firefly receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Firefly that are no less favorable to Firefly in the aggregate than the terms of the Confidentiality Agreement, as determined by the Firefly Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Firefly from providing any information to Ohm in accordance with this Section 6.3 or that otherwise prohibits Firefly from complying with the provisions of this Section 6.3), (B) that any such non-public information has previously been made available to, or is made available to, Ohm prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Firefly Board determines in good faith, after consultation with Firefly’s financial advisors and outside legal counsel, that such Firefly Competing Proposal is, or would reasonably be expected to lead to, a Firefly Superior Proposal and (D) prior to taking such actions, the Firefly Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Firefly Board to the stockholders of Firefly under applicable Law;

(iii) prior to, but not after, the receipt of the Firefly Stockholder Approval, in response to a bona fide written Firefly Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.3, if the Firefly Board so chooses, the Firefly Board may effect a Firefly Change of Recommendation if:

(A) the Firefly Board determines in good faith after consultation with Firefly’s financial advisors and outside legal counsel that such Firefly Competing Proposal is a Firefly Superior Proposal;

(B) the Firefly Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Firefly Change of Recommendation in response to such Firefly Superior Proposal would be inconsistent with the fiduciary duties owed by the Firefly Board to the stockholders of Firefly under applicable Law;

(C) Firefly provides Ohm written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Firefly Board intends to consider whether to take such action and include a copy of the available proposed Firefly Competing Proposal and any applicable transaction and financing documents;

(D) after giving such notice and prior to effecting such Firefly Change of Recommendation, Firefly will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Ohm (to the extent Ohm wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Firefly Board not to effect a Firefly Change of Recommendation in response thereto; and

(E) at the end of the four (4) Business Day period, prior to taking action to effect a Firefly Change of Recommendation, the Firefly Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Ohm in writing and any other information offered by Ohm in response to the notice, and determines in good faith (1) after consultation with Firefly’s financial advisors and outside legal counsel, that the Firefly Competing Proposal remains a Firefly Superior Proposal and (2) after consultation with Firefly’s outside legal counsel, that the failure to effect a Firefly Change of Recommendation in response to such Firefly Superior Proposal would be inconsistent with the fiduciary duties owed by the Firefly Board to the stockholders of Firefly under applicable Law; provided, that in the event of any material amendment or material modification to any Firefly Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Firefly Superior Proposal shall be deemed material), Firefly shall be required to deliver a new written notice to Ohm and to comply with the requirements of this Section 6.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period; and

(iv) prior to, but not after, the receipt of the Firefly Stockholder Approval, in response to a Firefly Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Firefly, Firefly may, if the Firefly Board so chooses, effect a Firefly Change of Recommendation if:

(A) the Firefly Board determines in good faith after consultation with Firefly’s financial advisors and outside legal counsel that a Firefly Intervening Event has occurred;

(B) the Firefly Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Firefly Change of Recommendation in response to such Firefly Intervening Event would be inconsistent with the fiduciary duties owed by the Firefly Board to the stockholders of Firefly under applicable Law;

(C) Firefly provides Ohm written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Firefly Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Firefly Intervening Event;

(D) after giving such notice and prior to effecting such Firefly Change of Recommendation, Firefly will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Ohm (to the extent Ohm wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Firefly Board not to effect a Firefly Change of Recommendation in response thereto; and

(E) at the end of the four (4) Business Day period, prior to taking action to effect a Firefly Change of Recommendation, the Firefly Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Ohm in writing and any other information offered by Ohm in response to the notice, and determines in good faith after consultation with Firefly’s outside legal counsel, that the failure to effect a Firefly Change of Recommendation in response to such Firefly Intervening Event would be inconsistent with the fiduciary duties owed by the Firefly Board to the stockholders of Firefly under applicable Law; provided, that in the event of any material changes regarding any Firefly Intervening Event, Firefly shall be required to deliver a new written notice to Ohm and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article VIII, Firefly shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Firefly Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Firefly Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Firefly Competing Proposal, on a confidential basis, to the Firefly Board and communicate such waiver to the applicable third party; provided, however, that Firefly shall advise Ohm at least two (2) Business Days prior to taking such action.

(g) Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by or at the direction of a director or officer of Firefly or any of its Subsidiaries in violation of this Section 6.3 shall be deemed to be a breach of this Section 6.3 by Firefly.

Section 6.4 No Solicitation by Ohm.

(a) From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, Ohm and its officers and directors will, will cause Ohm’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Ohm and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by Ohm or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Ohm Competing Proposal. Ohm will immediately terminate any physical and electronic data access related to any potential Ohm Competing Proposal previously granted to such Persons.

(b) From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, Ohm and its officers and directors will not, will cause Ohm’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Ohm and its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Ohm Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of an Ohm Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Ohm Competing Proposal;

(iii) furnish any information regarding Ohm or its Subsidiaries, or access to the properties, assets or employees of Ohm or its Subsidiaries, to any Person in connection with or in response to any Ohm Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Ohm Competing Proposal;

(iv) enter into any letter of intent or agreement in principle, or other agreement providing for an Ohm Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)); or

(v) submit any Ohm Competing Proposal to the vote of the stockholders of Ohm;

provided, that notwithstanding anything to the contrary in this Agreement, Ohm or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes an Ohm Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c) From and after the date of this Agreement, Ohm shall promptly (and in any event within 48 hours) notify Firefly of the receipt by Ohm (directly or indirectly) of any Ohm Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to an Ohm Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Ohm or any of its Subsidiaries made by any Person in connection with an Ohm Competing Proposal or any request for discussions or negotiations with Ohm or a Representative of Ohm relating to an Ohm Competing Proposal (including the identity of such Person), and Ohm shall provide to Firefly promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to an Ohm Competing Proposal made in writing provided to Ohm or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to an Ohm Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Ohm shall (A) keep Firefly reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 48 hours) apprise Firefly of the status of any such discussions or negotiations and (B) provide to Firefly as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other material written materials provided to Ohm or its Representatives from any Person. Without limiting the foregoing, Ohm shall notify Firefly if Ohm determines to begin providing information or to engage in discussions or negotiations concerning an Ohm Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d) Except as permitted by Section 6.4(e), the Ohm Board, or any committee thereof, and its officers and directors will not, and will cause Ohm’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Ohm and its Subsidiaries not to, directly or indirectly:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Firefly, the Ohm Board Recommendation;

(ii) fail to include the Ohm Board Recommendation in the Joint Proxy Statement;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Ohm Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)) relating to an Ohm Competing Proposal (an “Ohm Alternative Acquisition Agreement”);

(v) in the case of an Ohm Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Ohm Common Stock (other than by Firefly or any of its Subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Ohm Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Ohm Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if an Ohm Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Ohm Board Recommendation on or prior to the earlier of (A) five (5) Business Days after Firefly so requests in writing or (B) three (3) Business Days prior to the date of the Ohm Stockholders Meeting (or promptly after announcement or disclosure of such Ohm Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Ohm Stockholders Meeting); or

(vii) cause or permit Ohm to enter into an Ohm Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), an “Ohm Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Ohm Board may after consultation with its outside legal counsel, make such disclosures as the Ohm Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Ohm Board Recommendation, such disclosure shall be deemed to be an Ohm Change of Recommendation and Firefly shall have the right to terminate this Agreement as set forth in Section 8.1(d);

(ii) prior to, but not after, the receipt of the Ohm Stockholder Approval, Ohm and its Representatives may engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii) with any Person if Ohm receives a bona fide written Ohm Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Ohm receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Ohm that are no less favorable to Ohm in the aggregate than the terms of the Confidentiality Agreement, as determined by the Ohm Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Ohm from providing any information to Firefly in accordance with this Section 6.4 or that otherwise prohibits Ohm from complying with the provisions of this Section 6.4), (B) that any such non-public information has previously been made available to, or is made available to, Firefly prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Ohm Board determines in good faith, after consultation with Ohm’s financial advisors and outside legal counsel, that such Ohm Competing Proposal is, or would reasonably be expected to lead to, an Ohm Superior Proposal and (D) prior to taking any such action, the Ohm Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Ohm Board to the stockholders of Ohm under applicable Law;

(iii) prior to, but not after, the receipt of the Ohm Stockholder Approval, in response to a bona fide written Ohm Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.4, if the Ohm Board so chooses, the Ohm Board may effect an Ohm Change of Recommendation if:

(A) the Ohm Board determines in good faith after consultation with Ohm’s financial advisors and outside legal counsel that such Ohm Competing Proposal is an Ohm Superior Proposal;

(B) the Ohm Board determines in good faith, after consultation with its outside legal counsel, that failure to effect an Ohm Change of Recommendation in response to such Ohm Superior Proposal would be inconsistent with the fiduciary duties owed by the Ohm Board to the stockholders of Ohm under applicable Law;

(C) Ohm provides Firefly written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Ohm Board intends to consider whether to take such action and include a copy of the available proposed Ohm Competing Proposal and any applicable transaction and financing documents;

(D) after giving such notice and prior to effecting such Ohm Change of Recommendation, Ohm will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Firefly (to the extent Firefly wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Ohm Board not to effect an Ohm Change of Recommendation in response thereto; and

(E) at the end of the four (4) Business Day period, prior to taking action to effect an Ohm Change of Recommendation, the Ohm Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Firefly in writing and any other information offered by Firefly in response to the notice, and determines in good faith (1) after consultation with Ohm’s financial advisors and outside legal counsel, that the Ohm Competing Proposal remains an Ohm Superior Proposal and (2) after consultation with Ohm’s outside legal counsel, that the failure to effect an Ohm Change of Recommendation in response to such Ohm Superior Proposal would be inconsistent with the fiduciary duties owed by the Ohm Board to the stockholders of Ohm under applicable Law; provided, that in the event of any material amendment or material modification to any Ohm Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Ohm Superior Proposal shall be deemed material), Ohm shall be required to deliver a new written notice to Firefly and to comply with the requirements of this Section 6.4(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period; and

(iv) prior to, but not after, the receipt of the Ohm Stockholder Approval, in response to an Ohm Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Ohm, Ohm may, if the Ohm Board so chooses, effect an Ohm Change of Recommendation if:

(A) the Ohm Board determines in good faith after consultation with Ohm’s financial advisors and outside legal counsel that an Ohm Intervening Event has occurred;

(B) the Ohm Board determines in good faith, after consultation with its outside legal counsel, that failure to effect an Ohm Change of Recommendation in response to such Ohm Intervening Event would be inconsistent with the fiduciary duties owed by the Ohm Board to the stockholders of Ohm under applicable Law;

(C) Ohm provides Firefly written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Ohm Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Ohm Intervening Event;

(D) after giving such notice and prior to effecting such Ohm Change of Recommendation, Ohm will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Firefly (to the extent Firefly wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Ohm Board not to effect an Ohm Change of Recommendation in response thereto; and

(E) at the end of the four (4) Business Day period, prior to taking action to effect an Ohm Change of Recommendation, the Ohm Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Firefly in writing and any other information offered by Firefly in response to the notice, and determines in good faith after consultation with Ohm’s outside legal counsel, that the failure to effect an Ohm Change of Recommendation in response to such Ohm Intervening Event would be inconsistent with the fiduciary duties owed by the Ohm Board to the stockholders of Ohm under applicable Law; provided, that in the event of any material changes regarding any Ohm Intervening Event, Ohm shall be required to deliver a new written notice to Firefly and to comply with the requirements of this Section 6.4(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article VIII, Ohm shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Ohm Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Ohm Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make an Ohm Competing Proposal, on a confidential basis, to the Ohm Board and communicate such waiver to the applicable third party; provided, however, that Ohm shall advise Firefly at least two (2) Business Days prior to taking such action.

(g) Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by or at the direction of a director or officer of Ohm or any of its Subsidiaries in violation of this Section 6.4 shall be deemed to be a breach of this Section 6.4 by Ohm.

Section 6.5 Preparation of Joint Proxy Statement.

(a) Ohm will promptly furnish to Firefly such data and information relating to it, its Subsidiaries (including Merger Sub and LLC Sub) and the holders of its capital stock, as Firefly may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto. Firefly will promptly furnish to Ohm such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Ohm may reasonably request for the purpose of including such data and information in the Registration Statement, the Joint Proxy Statement and any amendments or supplements thereto.

(b) Promptly following the date hereof, Firefly and Ohm shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement, a mutually acceptable (A) Joint Proxy Statement relating to matters submitted to the holders of Firefly Common Stock at the Firefly Stockholders Meeting and matters submitted to holders of Ohm Capital Stock at the Ohm Stockholders Meeting and (B) the Registration Statement (of which the Joint Proxy Statement will be a part). Firefly and Ohm shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond as promptly as practicable to any comments of the SEC or its staff. Ohm and Firefly shall use reasonable best efforts to cause the Registration Statement to become effective under the Securities Act promptly after the filing and to keep the Registration Statement effective as long as is necessary to consummate the Mergers. Each of Firefly and Ohm will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information, and Ohm and Firefly shall jointly prepare any response to such comments or requests. Each of Ohm and Firefly agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC. Each of Firefly and Ohm shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Firefly and Ohm will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c) Ohm and Firefly shall make all necessary filings with respect to the Mergers and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of the Ohm Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction. Each of Firefly and Ohm will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the Company Merger Effective Time, any information relating to Ohm or Firefly, or any of their respective Affiliates, officers or directors, should be discovered by Ohm or Firefly that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Firefly and the stockholders of Ohm.

Section 6.6 Stockholders Meeting.

(a) Firefly shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Firefly to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Firefly Stockholder Approval, to be held as promptly as practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement being declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Unless there has been a Firefly Change of Recommendation in accordance with Section 6.3, the Firefly Board shall recommend that the stockholders of Firefly approve and adopt this Agreement at the Firefly Stockholders Meeting and the Firefly Board shall solicit from stockholders of Firefly proxies in favor of the adoption of this Agreement and the Transactions, and the Joint Proxy Statement shall include the Firefly Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Firefly (i) shall be required to adjourn or postpone the Firefly Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to Firefly’s stockholders or (B) if, as of the time for which the Firefly Stockholders Meeting is scheduled, there are insufficient shares of Firefly Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Firefly Stockholders Meeting and (ii) may adjourn or postpone the Firefly Stockholders Meeting if, as of the time for which the Firefly Stockholders Meeting is scheduled, there are insufficient shares of Firefly Common Stock represented (either in person or by proxy) to obtain the Firefly Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Firefly Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the immediately preceding date for which the meeting was previously scheduled (it being understood that such Firefly Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Firefly Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Firefly Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by Ohm, Firefly shall promptly provide Ohm with all voting tabulation reports relating to the Firefly Stockholders Meeting that have been prepared by Firefly or Firefly’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Ohm reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Firefly’s stockholders with respect thereto. Unless there has been a Firefly Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Firefly’s stockholders or any other Person to prevent the Firefly Stockholder Approval from being obtained. Once Firefly has established a record date for the Firefly Stockholders Meeting, Firefly shall not change such record date or establish a different record date for the Firefly Stockholders Meeting without the prior written consent of Ohm (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Firefly Stockholders Meeting permitted hereunder.

(b) Ohm shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Ohm to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Ohm Stockholder Approval and the Ohm Charter Amendment Approval, to be held as promptly as practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement being declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Unless there has been an Ohm Change of Recommendation in accordance with Section 6.4, the Ohm Board shall recommend that the stockholders of Ohm approve the Ohm Stock Issuance and the Ohm Board shall solicit from stockholders of Ohm proxies in favor of the Ohm Stock Issuance, and the Joint Proxy Statement shall include the Ohm Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Ohm (i) shall be required to adjourn or postpone the Ohm Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to Ohm’s stockholders or (B) if, as of the time for which the Ohm Stockholders Meeting is scheduled, there are insufficient shares of Ohm Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Ohm Stockholders Meeting and (ii) may adjourn or postpone the Ohm Stockholders Meeting if, as of the time for which the Ohm Stockholders Meeting is scheduled, there are insufficient shares of Ohm Common Stock represented (either in person or by proxy) to obtain the Ohm Stockholder Approval and the Ohm Charter Amendment Approval; provided, however, that unless otherwise agreed to by the Parties, the Ohm Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the immediately preceding date for which the meeting was previously scheduled (it being understood that such Ohm Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Ohm Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Ohm Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by Firefly, Ohm shall promptly provide Firefly with all voting tabulation reports relating to the Ohm Stockholders Meeting that have been prepared by Ohm or Ohm’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Firefly reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Ohm’s stockholders with respect thereto. Unless there has been an Ohm Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Ohm’s stockholders or any other Person to prevent the Ohm Stockholder Approval and the Ohm Charter Amendment Approval from being obtained. Once Ohm has established a record date for the Ohm Stockholders Meeting, Ohm shall not change such record date or establish a different record date for the Ohm Stockholders Meeting without the prior written consent of Firefly (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Ohm Stockholders Meeting permitted hereunder.

(c) The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Firefly Stockholders Meeting and the Ohm Stockholders Meeting, as applicable, on the same day and at approximately the same time.

(d) Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, each of Firefly and Ohm agrees that its obligations to call, give notice of, convene and hold the Firefly Stockholders Meeting and the Ohm Stockholders Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Firefly Change of Recommendation or an Ohm Change of Recommendation, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to Firefly or Ohm, as applicable, of any Firefly Competing Proposal or Ohm Competing Proposal or other proposal (including, with respect to Firefly, a Firefly Superior Proposal) or the occurrence or disclosure of any Firefly Intervening Event or Ohm Intervening Event.

(e) Immediately after the execution of this Agreement, Ohm shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to Firefly evidence of its vote or action by written consent so approving and adopting this Agreement.

Section 6.7 Access to Information.

(a) Subject to applicable Law and the other provisions of this Section 6.7, Firefly and Ohm each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Ohm, Firefly or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i) No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract or agreement (provided, however, Firefly or Ohm, as applicable, shall inform the other Party as to the general nature of what is being withheld and Firefly and Ohm shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii) No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other personnel information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii) Each Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a “Phase II”) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party (which may be granted or withheld in such other Party’s sole discretion); and

(iv) No investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by any Party and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 6.7 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b) The Confidentiality Agreement dated as of April 22, 2021 between Ohm and Firefly (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement. From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

Section 6.8 Reasonable Best Efforts; HSR and Other Approvals.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, promptly, the Mergers and the other Transactions.

(b) In furtherance of the foregoing, Ohm and Firefly shall use their reasonable best efforts to (i) promptly prepare and file all forms, notifications, declarations, registrations, notices and other submissions required to be filed with any Governmental Entity prior to the consummation of the Transactions, (ii) obtain (and cooperate with each other in obtaining) any Consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required or requested under the HSR Act or any other Antitrust Laws) required to be obtained or made by Ohm, Firefly or any of their respective Subsidiaries in connection with or that are necessary to consummate the Transactions and (iii) defend any Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall Firefly, Ohm or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver to effectuate the Transactions. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Transactions, the Parties shall cooperate with each other and use their respective reasonable best efforts to contest and resist any such litigation, action or Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Additionally, Ohm and Firefly shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Consent, clearance, authorization, order or approval from any Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the Parties shall use reasonable best efforts to effect such transfers.

(c) Ohm and Firefly shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required Consents, clearances, authorizations, orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.8. In that regard, each Party shall promptly consult with the other Party to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of), all filings, notices or other submissions made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material communication from any Governmental Entity regarding the Transactions, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication with any such Governmental Entity. If either Party or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in substantial compliance with such request. Neither Ohm nor Firefly shall participate in any meeting or teleconference with any Governmental Entity where material issues would be reasonably expected to be discussed in connection with this Agreement and the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. The materials provided pursuant to this Section 6.8 may be redacted (i) to remove references concerning the valuation of Firefly, Ohm, the Transaction or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

(d) Firefly and Ohm shall file promptly (but in any event no later than ten (10) Business Days after the date of this Agreement) the notification and report forms required under the HSR Act. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request promptly, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process; provided, however, the final determination as to the appropriate course of action shall be made by the mutual agreement of Ohm and Firefly.

(e) Notwithstanding anything to the contrary in this Agreement, none of Ohm, Firefly or any of their respective Subsidiaries shall be required to, and Ohm and Firefly may not and may not permit any of their respective Subsidiaries to, without the prior written consent of the other Party, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order regarding (i) the sale, divestiture, transfer, license or other disposition of any assets or businesses of the Parties or any of their respective affiliates or Subsidiaries (or interests held by the Parties or any of their affiliates or Subsidiaries); (ii) behavioral, conduct, ownership and operational limitations on, including actions and agreements that would limit the freedom of action with respect to, or the ability to own or operate, any assets or businesses of the Parties or any of their respective affiliates or Subsidiaries (or interests held by the Parties or any of their affiliates or Subsidiaries); (iii) the creation, termination, modification, transfer or other action with respect to any relationships, agreements and contractual rights and obligations of the Parties or any of their Subsidiaries; (iv) any other action that limits or affects the Parties’ or their affiliates’ or Subsidiaries’ freedom of action; and (v) any other remedy, commitment or condition of any kind. For the avoidance of doubt, notwithstanding anything in this Section 6.8 to the contrary, nothing in this Section 6.8 shall require Ohm or Firefly or any of their respective Subsidiaries to take, or cause to be taken, any action with respect to their respective assets, businesses or Subsidiaries that is not conditioned upon the consummation of the Transactions, including the Mergers.

Section 6.9 Employee Matters.

(a) The Parties agree that, prior to the Closing, the Parties shall cooperate in reviewing, evaluating and analyzing the Ohm Benefit Plans and Firefly Benefit Plans with a view toward developing appropriate new Employee Benefit Plans or maintaining appropriate Ohm Benefit Plans or Firefly Benefit Plans (in either case, the “New Plans”) with respect to each employee of Ohm or any of its Subsidiaries (following the Closing, including, for the avoidance of doubt, employees of the Surviving Corporation, LLC Sub or any of its Subsidiaries) (collectively, “Continuing Employees”), which New Plans will, to the extent permitted by applicable Law, and among other things, (i) treat similarly-situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) following the Company Merger Effective Time, not discriminate between employees who were covered by Ohm Benefit Plans, on the one hand, and those covered by Firefly Benefit Plans, on the other hand. In addition, the Parties agree that for a period of 12 months following the Company Merger Effective Time (the “Continuation Period”), and subject to the last sentence of this Section 6.9(b), Ohm shall, or shall cause the applicable Subsidiary of Ohm, including Firefly and its Subsidiaries, to provide each Continuing Employee compensation and employee benefits (including, for the avoidance of doubt, severance payments and benefits) that are (i) substantially the same in the aggregate to the compensation and employee benefits to which such Continuing Employee was entitled immediately prior to the Company Merger Effective Time, (ii) substantially the same in the aggregate to the compensation and employee benefits provided to similarly-situated Continuing Employees employed by Ohm or any of its Subsidiaries immediately prior to the Company Merger Effective Time if such Continuing Employee was employed by Firefly or any of its Subsidiaries immediately prior to the Company Merger Effective Time, (iii) substantially the same in the aggregate to the compensation and employee benefits provided to similarly-situated Continuing Employees employed by Firefly or any of its Subsidiaries immediately prior to the Company Merger Effective Time if such Continuing Employee was employed by Ohm or any of its Subsidiaries immediately prior to the Company Merger Effective Time or (iv) a combination of the foregoing. For the avoidance of doubt, nothing in this Section 6.9(b) shall prevent Ohm or any of its Subsidiaries from converting the method of payment for any Continuing Employee from salaried to an hourly basis or vice versa.

(b) Prior to the Company Merger Effective Time, the Ohm Board and the Firefly Board shall take such action as is necessary to provide that the Transactions contemplated by this Agreement are deemed to constitute a

“Change in Control” or “Change of Control” for purposes of each Firefly Benefit Plan or Ohm Benefit Plan listed on Schedule 6.9(b) of the Firefly Disclosure Letter and Schedule 6.9(b) of the Ohm Disclosure Letter.

(c) Ohm shall, or shall cause the Surviving Corporation and its Subsidiaries, to honor their respective obligations under all employment, severance, change in control, retention and other agreements, if any, between Firefly (or a Subsidiary thereof) and a Continuing Employee, including, but not limited to, those Firefly Benefit Plans set forth on Schedule 6.9(c) of the Firefly Disclosure Letter, it being understood that the foregoing shall not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable agreements.

(d) From and after the Company Merger Effective Time, as applicable, the Parties shall, or shall cause the Surviving Corporation, LLC Sub and their respective Subsidiaries, to take reasonable best efforts to credit the Continuing Employees for purposes of vesting, eligibility, severance and benefit accrual under the corresponding New Plans (other than for any purposes with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical benefits or disability benefits, equity or equity based award granted after the Company Merger Effective Time or nonqualified deferred compensation plans) in which the Continuing Employees participate, for such Continuing Employees’ service with Ohm and its Subsidiaries or Firefly and its Subsidiaries, as applicable, to the same extent and for the same purposes that such service was taken into account under a corresponding Ohm Benefit Plan or Firefly Benefit Plan, as applicable, in effect immediately prior to the Closing Date, to the extent that such credit does not result in duplicate benefits or compensation.

(e) The Parties shall, or shall cause the Surviving Corporation, LLC Sub and their respective Subsidiaries, to use reasonable best efforts to (i) waive any limitation on health coverage of any Continuing Employees or any of their covered, eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable New Plan to the extent such Continuing Employee or eligible dependents are covered under an analogous Ohm Benefit Plan or Firefly Benefit Plan, as applicable, immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Ohm Benefit Plan or Firefly Benefit Plan, as applicable, and (ii) give each Continuing Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider and only to the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Ohm Benefit Plan or Firefly Benefit Plan, as applicable, in effect immediately prior to the Closing Date.

(f) Prior to the Closing Date, if requested by Ohm in writing at least three (3) days before the Closing, Firefly shall cause Firefly and its Subsidiaries to take all necessary and appropriate actions to cause (i) each Firefly Benefit Plan intended to be qualified under Section 401(a) of the Code (the “Firefly 401(k) Plan”) to be terminated and (ii) all participants to cease participating under the Firefly 401(k) Plan, in each case, effective no later than the Business Day preceding the Closing Date; provided, however, that such actions may be contingent upon Closing. Firefly shall provide Ohm with an advance copy of all documentation necessary to effect this Section 6.9(f) and a reasonable opportunity to comment thereon prior to the adoption or execution thereof. In the event the Firefly 401(k) Plan is terminated as set forth in the preceding sentence, as soon as administratively practicable following the Company Merger Effective Time, Ohm shall take any and all reasonable actions as may be reasonably required, including amendments to a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code designated by Ohm (the “Ohm 401(k) Plan”) to (A) cause the Ohm 401(k) Plan to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in the form of cash in an amount equal to the full account balance distributed or distributable to such Firefly Employee from the Firefly 401(k) Plan to the Ohm 401(k) Plan, including any outstanding loans and (B) cause each Firefly Employee to become a participant in the Ohm 401(k) Plan as of the Closing Date (subject to any applicable eligibility requirements, but giving effect to the service crediting provisions of Section 6.9(d)).

(g) Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any New Plan, Ohm Benefit Plan, Firefly Benefit Plan or

other Employee Benefit Plan sponsored, maintained or contributed to by Firefly, Ohm or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Firefly Employee or other current or former employee of Firefly, Ohm or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Section 6.9. Nothing in this Section 6.9 is intended to (i) prevent Ohm, the Surviving Corporation, LLC Sub or any of their Affiliates from terminating the employment or service of any Person, including a Firefly Employee, at any time and for any reason, (ii) provide any Person any right to employment or service or continued employment or service with Ohm or any of its Subsidiaries (including following the Company Merger Effective Time, the Surviving Corporation and following the consummation of the LLC Sub Merger, LLC Sub) or any particular term or condition of employment or service, or (iii) prevent Ohm, the Surviving Corporation, LLC Sub or any of their Affiliates from terminating, revising or amending any New Plan, Ohm Benefit Plan, Firefly Benefit Plan or other Employee Benefit Plan sponsored, maintained or contributed to by Firefly, Ohm or any of their respective Subsidiaries.

Section 6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Company Merger Effective Time, Ohm and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Ohm or Firefly, as applicable, immediately prior to the date of this Agreement, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Company Merger Effective Time, a director or officer of Ohm, Firefly or any of their respective Subsidiaries or who acts as a fiduciary under any Ohm Benefit Plan or Firefly Benefit Plan or is or was serving at the request of Ohm, Firefly or any of their respective Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of Ohm, Firefly or any of their respective Subsidiaries, a fiduciary under any Ohm Benefit Plan or Firefly Benefit Plan or is or was serving at the request of Ohm, Firefly or any of their respective Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Company Merger Effective Time and whether asserted or claimed prior to, at or after the Company Merger Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Ohm and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of Firefly’s regularly engaged legal counsel or other counsel satisfactory to them, in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Company Merger Effective Time), (i) the Indemnified Persons may retain Firefly’s regularly engaged legal counsel or other counsel satisfactory to them, and Ohm and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Ohm and the Surviving Corporation shall use their best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify Ohm and the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Ohm or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Ohm or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Ohm, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b) Ohm, the Surviving Corporation and LLC Sub agree that, until the six (6) year anniversary date of the Company Merger Effective Time, that none of Ohm, the Surviving Corporation nor LLC Sub shall amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation, LLC Sub or their Subsidiaries in any manner that would affect adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation, LLC Sub or any of their Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Ohm shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Ohm, Firefly or any of their respective Subsidiaries and any of their respective directors or officers existing and in effect immediately prior to the Company Merger Effective Time.

(c) Ohm, the Surviving Corporation and LLC Sub shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or Contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Ohm and the Surviving Corporation will cause to be put in place, and Ohm shall fully prepay immediately prior to the Company Merger Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Company Merger Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as Firefly’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as Firefly’s existing policies with respect to matters, acts or omissions existing or occurring at, prior to, or after, the Company Merger Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by Ohm or Firefly, as applicable, for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) In the event that Ohm, the Surviving Corporation, LLC Sub or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Ohm, the Surviving Corporation or LLC Sub, as the case may be, shall assume the obligations set forth in this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of Ohm, Firefly or any of their respective Subsidiaries, or under any applicable Contracts or Law. Ohm, the Surviving Corporation and LLC Sub shall pay all expenses, including reasonable and documented attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

Section 6.11 Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of Firefly or Ohm, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), Firefly or Ohm, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at such Party’s cost) and shall consider in good faith, acting reasonably the other Party’s advice with respect to such Transaction Litigation; provided that the Party that is subject to such Transaction Litigation shall not offer or agree to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Mergers and the investor presentation given to investors on the morning of announcement of the Merger; provided, in the case of clauses (a) and (b), such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Firefly Competing Proposal or an Ohm Competing Proposal, as applicable, and matters related thereto or a Firefly Change of Recommendation or an Ohm Change of Recommendation, other than as set forth in Section 6.3 or Section 6.4, as applicable.

Section 6.13 Control of Business. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.14 Transfer Taxes. Except as otherwise provided in Section 3.4(b), to the extent any Transfer Taxes are imposed with respect to the Mergers, such Transfer Taxes shall be borne by the Surviving Corporation. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to such Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.

Section 6.15 Section 16 Matters. Prior to the Company Merger Effective Time, Ohm, Merger Sub, LLC Sub and Firefly shall take all such steps as may be required to cause any dispositions of equity securities of Firefly (including derivative securities) or acquisitions of equity securities of Ohm (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Firefly, or will become subject to such reporting requirements with respect to Ohm, to be exempt under Rule 16b-3 under the Exchange Act.

Section 6.16 Stock Exchange Listing and Deregistration. Ohm shall take all action necessary to cause the Ohm Common Stock to be issued in the Mergers to be approved for listing on the NASDAQ prior to the Company Merger Effective Time, subject to official notice of issuance. Prior to the Closing Date, Firefly shall cooperate with Ohm and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Firefly Common Stock from the NYSE and the deregistration of the shares of Firefly Common Stock under the Exchange Act promptly after the Company Merger Effective Time, and in any event no more than ten (10) days after the Company Merger Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, Firefly shall make available to Ohm, at least ten (10) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Ohm shall promptly notify Firefly of any material communications or correspondence received by Ohm from the NASDAQ with respect to the listing of Ohm Common Stock to be issued in the Merger or other securities of Ohm, compliance with the rules and regulations of the NASDAQ, and any potential suspension or delisting action contemplated or threatened by the NASDAQ.

Section 6.17 Tax Matters.

(a) Each of Ohm and Firefly will use (and will cause each of its Affiliates to use) its reasonable best efforts to cause the Mergers to qualify, and will not take (and will prevent each of its Affiliates from taking) any actions that could reasonably be expected to prevent the Mergers from qualifying, for the Reorganization Treatment. Each of Ohm and Firefly will comply (and will cause each of its Affiliates to comply) with all representations, warranties and covenants contained in the Ohm Tax Certificates and the Firefly Tax Certificates, respectively, to the extent necessary to cause the Mergers to qualify for the Reorganization Treatment.

(b) Each of Ohm and Firefly will (and will cause each of its Affiliates to) reasonably cooperate and use its reasonable best efforts in order for Ohm and Firefly to obtain the opinions of counsel referred to in Section 7.2(d) and Section 7.3(d), respectively, and any other opinion by any such counsel to similar effect to be filed in connection with the Registration Statement or the Joint Proxy Statement. In connection therewith, (i) Ohm shall deliver to each such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 7.2(d) or Section 7.3(d) (as applicable) and any opinion by any such counsel to similar effect to be filed in connection with the Registration Statement or the Joint Proxy Statement (each such certificate, an “Ohm Tax Certificate”) and (ii) Firefly shall deliver to each such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 7.2(d) or Section 7.3(d) (as applicable) and any opinion by any such counsel to similar effect to be filed in connection with the Registration Statement or the Joint Proxy Statement (each such certificate, a “Firefly Tax Certificate”), in each case dated as of the Closing Date (and such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement). Each of Ohm and Firefly shall (and shall cause each of its Affiliates to) provide such other information as is reasonably requested by any such counsel for purposes of rendering the opinions described in Section 7.2(d) and Section 7.3(d) (as applicable) and any opinion by any such counsel to similar effect to be filed in connection with the Registration Statement or the Joint Proxy Statement.

(c) Each of Ohm, Merger Sub, LLC Sub and Firefly will notify the other Parties promptly after becoming aware of any fact that could reasonably be expected to cause the Mergers not to qualify for the Reorganization Treatment.

(d) This Agreement is intended to constitute, and the Parties adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a). The relevant Parties shall use reasonable best efforts to treat the Mergers as qualifying for the Reorganization Treatment for U.S. federal, state and other relevant income Tax purposes, file their applicable Tax Returns consistent with the Reorganization Treatment and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with the Reorganization Treatment.

Section 6.18 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

Section 6.19 Obligations of Merger Sub and LLC Sub. Ohm shall take all action necessary to cause Merger Sub and LLC Sub to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby, including the Mergers, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.20 Prepayment of Firefly Credit Facility. Firefly and its Subsidiaries shall deliver to Ohm at least one (1) Business Day prior to the Closing Date a duly executed payoff letter in form reasonably satisfactory to Ohm, setting forth the total amounts payable pursuant to the Firefly Credit Facility to fully satisfy all principal, interest, fees, costs, and expenses owed to each holder of Indebtedness under the Firefly Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the Firefly Credit Facility that upon payment in full of all such amounts owed to such holder, all Indebtedness under the Firefly Credit Facility shall be discharged and satisfied in full (other than contingent obligations not then due and obligations in respect of letters of credit and hedging arrangements with respect to which arrangements will be made to the satisfaction of the applicable issuing banks and hedge counterparties, respectively, and Ohm and Firefly), the Loan Documents (as defined in the Firefly Credit Facility) shall be terminated with respect to Firefly and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and all liens on Firefly and its Subsidiaries and their respective assets (other than liens securing obligations in respect to letters of credit that may survive pursuant to the terms of such payoff letter) and equity securing the Firefly Credit Facility shall be released and terminated, together with any applicable documents necessary to evidence the release and termination of all liens on Firefly and its Subsidiaries and their respective assets and equity securing, and any guarantees by Firefly and its Subsidiaries in respect of, such Firefly Credit Facility.

Section 6.21 Derivative Contracts; Hedging Matters.

(a) Firefly shall use reasonable best efforts to assist Ohm, its Subsidiaries and its and their Representatives in the amendment, assignment or novation of any Derivative Transaction (including any commodity hedging arrangement or related Contract) of Firefly or any of its Subsidiaries, in each case, on terms that are reasonably requested by Ohm and effective at and conditioned upon the Closing.

(b) Between the date hereof and the Company Merger Effective Time, (i) each of Firefly and Ohm shall not unwind or otherwise modify existing hedges or enter into any Derivative Transactions, except that each of Firefly and Ohm may enter into incremental Derivative Transactions to comply with any hedging requirements under the Firefly Credit Facility and the Ohm Credit Facility, respectively, or on an opportunistic basis as mutually agreed upon between the Parties, and (ii) each of Firefly and Ohm shall notify the other Party promptly following any changes to its hedge positions.

Section 6.22 Distributions. Between the date of this Agreement and the Company Merger Effective Time, each of Ohm and Firefly shall coordinate with each other regarding the declaration and payment of dividends in respect of shares of Ohm Common Stock and Firefly Common Stock and the record and payment dates relating thereto, so that no holder of shares of Firefly Common Stock shall receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable shares of Firefly Common Stock or Ohm Common Stock received as Merger Consideration.

Section 6.23 Ohm Charter Amendment. Prior to the Company Merger Effective Time, if Ohm has received the Ohm Charter Amendment Approval at the Ohm Stockholder Meeting, Ohm shall adopt the Ohm Charter Amendment.

Section 6.24 Disputed Claims. From and after the Company Merger Effective Time, Ohm shall authorize and reserve, free of preemptive rights and other preferential rights, a number of its previously authorized but unissued shares equal to a number of shares of Ohm Common Stock equal to (x) the Exchange Ratio multiplied by (y) the Firefly Reserved Shares in order to satisfy any outstanding General Unsecured Claims (as defined in the Firefly Chapter 11 Plan).

Section 6.25 Special Dividend. Prior to the Company Merger Effective Time, the Ohm Board, subject to applicable Law, shall declare and set the record date and payment date for the Ohm Special Dividend; provided, that the payment of the Ohm Special Dividend shall be contingent upon consummation of the Company Merger.

Section 6.26 Minimum Liquidity. As of immediately prior to the Company Merger Effective Time, Firefly shall have sufficient cash on hand or undrawn capacity under the Firefly Credit Facility, or any combination thereof, in an amount equal to the Cash Consideration (the “Minimum Liquidity”); provided that the sum of (x) total amounts outstanding under the Firefly Credit Facility and (y) undrawn capacity under the Firefly Credit Agreement counted towards Minimum Liquidity shall not exceed $150 million.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Consummate the Company Merger. The respective obligation of each Party to consummate the Company Merger is subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Stockholder Approvals. (i) Firefly Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Firefly and (ii) the Ohm Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Ohm.

(b) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Transactions, including the Company Merger, and no Law shall have been adopted that makes consummation of the Transactions, including the Company Merger, illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e) NASDAQ Listing and SEC Registration. The shares of Ohm Common Stock to be issued pursuant to this Agreement shall have been authorized for listing on the NASDAQ, upon official notice of issuance.

(f) Special Dividend. The Ohm Special Dividend shall have been declared in accordance with Section  6.25.

Section 7.2 Additional Conditions to Obligations of Ohm, Merger Sub and LLC Sub. The obligations of Ohm, Merger Sub and LLC Sub to consummate the Mergers are subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived exclusively by Ohm, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Firefly. (i) The representations and warranties of Firefly set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a), (b) and (c) (Capital Structure), Section 4.3(a) (Authority; No Violations; Consents and Approvals), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 4.2(a), (b) and (c) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Firefly set forth in Section 4.2 (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Firefly set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Firefly Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect.

(b) Performance of Obligations of Firefly. Firefly shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Company Merger Effective Time.

(c) Compliance Certificate. Ohm shall have received a certificate of Firefly signed by an executive officer of Firefly, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and 7.2(b) have been satisfied.

(d) Tax Opinion. Ohm shall have received an opinion from Vinson & Elkins L.L.P. (or other legal counsel selected by Ohm and reasonably satisfactory to Firefly), in form and substance reasonably satisfactory to Ohm, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify for the Reorganization Treatment. In rendering the opinion described in this Section 7.2(d), such counsel shall have received and may rely upon the Ohm Tax Certificate and the Firefly Tax Certificate requested by and provided to it and such other information reasonably requested by and provided to it by Ohm, Firefly or any of their respective Affiliates for purposes of rendering such opinion.

Section 7.3 Additional Conditions to Obligations of Firefly. The obligation of Firefly to consummate the Mergers is subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived exclusively by Firefly, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Ohm, the Merger Sub and LLC Sub. (i) The representations and warranties of Ohm, Merger Sub and LLC Sub set forth in the first sentence of Section 5.1 (Organization,

Standing and Power), Section 5.2(a), (b) and (c) (Capital Structure), Section 5.3(a) (Authority; No Violations; Consents and Approvals), Section 5.6(a) (Absence of Certain Changes or Events) and Section 5.29 (No Repurchases) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 5.2(a), (b) and (c) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Ohm set forth in Section 5.2 (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Ohm, Merger Sub and LLC Sub set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Ohm Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, an Ohm Material Adverse Effect.

(b) Performance of Obligations of Ohm, Merger Sub and LLC Sub. Ohm, Merger Sub and LLC Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Company Merger Effective Time.

(c) Compliance Certificate. Firefly shall have received a certificate of Ohm signed by an executive officer of Ohm, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and 7.3(b) have been satisfied.

(d) Tax Opinion. Firefly shall have received an opinion from Kirkland & Ellis LLP (or other legal counsel selected by Firefly and reasonably satisfactory to Ohm), in form and substance reasonably satisfactory to Firefly, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify for the Reorganization Treatment. In rendering the opinion described in this Section 7.3(d), such counsel shall have received and may rely upon the Ohm Tax Certificate and the Firefly Tax Certificate requested by and provided to it and such other information reasonably requested by and provided to it by Ohm, Firefly or any of their respective Affiliates for purposes of rendering such opinion.

Section 7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Mergers or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2, or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Company Merger Effective Time, whether (except as expressly set forth below) before or after the Firefly Stockholder Approval or the Ohm Stockholder Approval has been obtained:

(a) by mutual written consent of Firefly and Ohm;

(b) by either Firefly or Ohm:

(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of any of the Mergers and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of any of the Mergers illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Mergers shall not have been consummated on or before 5:00 p.m. Houston, Texas time, on October 7, 2022 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Mergers to occur on or before such date;

(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) or Section 7.3(a) or 7.3(b), as applicable, if it was continuing as of the Closing (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(iv) if (A) the Firefly Stockholder Approval shall not have been obtained upon a vote held at a duly held Firefly Stockholders Meeting, or (B) the Ohm Stockholder Approval shall not have been obtained upon a vote at a duly held Ohm Stockholders Meeting;

(c) by Ohm, prior to, but not after, the time the Firefly Stockholder Approval is obtained, if the Firefly Board or a committee thereof shall have effected a Firefly Change of Recommendation (whether or not such Firefly Change of Recommendation is permitted by this Agreement); and

(d) by Firefly, prior to, but not after, the time the Ohm Stockholder Approval is obtained, if the Ohm Board or a committee thereof shall have effected an Ohm Change of Recommendation (whether or not such Ohm Change of Recommendation is permitted by this Agreement).

Section 8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Article I and Article IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or fraud.

Section 8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Mergers shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the Mergers shall be borne equally by Ohm and Firefly.

(b) If Ohm terminates this Agreement pursuant to Section 8.1(c) (Firefly Change of Recommendation), then Firefly shall pay Ohm the Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by Ohm no later than three (3) Business Days after notice of termination of this Agreement.

(c) If Firefly terminates this Agreement pursuant to Section 8.1(d), (Ohm Change of Recommendation), then Ohm shall pay Firefly the Termination Fee in cash by wire transfer of immediately available funds to an account designated by Firefly no later than three (3) Business Days after notice of termination of this Agreement.

(d) If (i) (A) Ohm or Firefly terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Firefly Stockholder Approval), and on or before the date of any such termination a Firefly Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Firefly Stockholders Meeting or (B) Firefly terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Ohm would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Firefly Terminable Breach) or Ohm terminates this Agreement pursuant to Section 8.1(b)(iii) (Firefly Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Firefly Competing Proposal shall have been announced, disclosed or otherwise communicated to the Firefly Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Firefly enters into a definitive agreement with respect to a Firefly Competing Proposal (or publicly approves or recommends to the stockholders of Firefly or otherwise does not oppose, in the case of a tender or exchange offer, a Firefly Competing Proposal) or consummates a Firefly Competing Proposal, then Firefly shall pay Ohm the Termination Fee within three (3) Business Days after the earlier to occur of (x) the consummation of such Firefly Competing Proposal or (y) entering into a definitive agreement relating to a Firefly Competing Proposal. For purposes of this Section 8.3(d), any reference in the definition of Firefly Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(e) If (i) (A) Ohm or Firefly terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Ohm Stockholder Approval), and on or before the date of any such termination an Ohm Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Ohm Stockholders Meeting or (B) Ohm terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Firefly would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Ohm Terminable Breach) or Firefly terminates this Agreement pursuant to Section 8.1(b)(iii) (Ohm Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination an Ohm Competing Proposal shall have been announced, disclosed or otherwise communicated to the Ohm Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Ohm enters into a definitive agreement with respect to an Ohm Competing Proposal (or publicly approves or recommends to the stockholders of Ohm or otherwise does not oppose, in the case of a tender or exchange offer, an Ohm Competing Proposal) or consummates an Ohm Competing Proposal, then Ohm shall pay Firefly the Termination Fee within three (3) Business Days after the earlier to occur of (x) the consummation of such Ohm Competing Proposal or (y) entering into a definitive agreement relating to a Ohm Competing Proposal. For purposes of this Section 8.3(e), any reference in the definition of Ohm Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(f) In no event shall Ohm or Firefly, respectively, be entitled to receive more than one payment of the Termination Fee. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.10 shall be the sole and exclusive remedies of (i) Firefly and its Subsidiaries against Ohm, Merger Sub and LLC Sub and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of any of the Mergers to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Ohm, Merger Sub and LLC Sub shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of Ohm, Merger Sub or LLC Sub or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Ohm in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Ohm, Merger Sub and LLC Sub against Firefly and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of any of the Mergers to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Firefly shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of Firefly and its Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Firefly in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Schedule Definitions. All capitalized terms in the Firefly Disclosure Letter and the Ohm Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

Section 9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX, Section 4.28 (No Additional Representations), Section 5.30 (No Additional Representations), Section 6.9 (Employee Matters), Section 6.10 (Indemnification; Directors’ and Officers’ Insurance) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Company Merger Effective Time.

Section 9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to Ohm, Merger Sub or LLC Sub, to:

Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500

Houston, Texas 77002

Attention:	Nickolas J. Lorentzatos

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, TX 77002

Attention:	David P. Oelman

 Stephen M. Gill

 Benji Barron

E-mail:	doelman@velaw.com

 sgill@velaw.com

 bbarron@velaw.com

(ii) if to Firefly, to:

Whiting Petroleum Corporation

1700 Lincoln Street, Suite 4700

Denver, Colorado 80203

Attention:	M. Scott Regan

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:	Sean T. Wheeler, P.C.

 Debbie Yee, P.C.

 Cephas Sekhar

E-mail:	sean.wheeler@kirkland.com

 debbie.yee@kirkland.com

 cephas.sekhar@kirkland.com

Section 9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Firefly Disclosure Letter or Ohm Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Firefly Disclosure Letter or Ohm Disclosure Letter, as applicable, that such information is required to be listed in the Firefly Disclosure Letter or Ohm Disclosure Letter, as applicable, that such items are material to Firefly and its Subsidiaries, taken as a whole, or Ohm and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Firefly Material Adverse Effect or an Ohm Material Adverse Effect. The headings, if any, of the individual sections of each of the Ohm Disclosure Letter and Firefly Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Firefly Disclosure Letter and Ohm Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Firefly Disclosure Letter or Ohm Disclosure Letter, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Firefly Disclosure Letter or Ohm Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Firefly Disclosure Letter or Ohm Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Any capitalized terms herein which are defined with reference to another agreement are defined with reference to such other agreement as of the date hereof, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, solely to the extent (x) permitted by the terms thereof and, if applicable, by the terms of this Agreement and (y) that such amendment, modification, supplement, restatement or replacement has been made available to Ohm or Firefly, as applicable, prior to the date of this Agreement); any (ii) Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was (A) in the electronic data room relating to the Transactions maintained by Firefly or Ohm, as applicable, (B) filed with or furnished to the SEC and available on EDGAR, or (C) provided by Firefly or Ohm, as applicable, in physical form for review by the other Party or its Representatives, in each case, by 5:00 p.m. Houston, Texas time on the day prior to the execution of this Agreement.

Section 9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Firefly Common Stock to receive the Merger Consideration) but only from and after the Company Merger Effective Time and (b) Section 6.10 (which from and after the Company Merger Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Company Merger Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES

IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(C) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

Section 9.8 Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

Section 9.10 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 9.10. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 9.11 Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of Firefly, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.12 Extension; Waiver. At any time prior to the Company Merger Effective Time, Firefly and Ohm may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by Firefly or Ohm in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 9.13 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Ohm, Firefly, Merger Sub or LLC Sub under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

OASIS PETROLEUM INC.

By:	/s/ Daniel E. Brown
Name:	Daniel E. Brown
Title:	Chief Executive Officer

OHM MERGER SUB INC.

By:	/s/ Daniel E. Brown
Name:	Daniel E. Brown
Title:	Chief Executive Officer

NEW OHM LLC

By:	/s/ Daniel E. Brown
Name:	Daniel E. Brown
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

WHITING PETROLEUM CORPORATION

By:	/s/ Lynn A. Peterson
Name:	Lynn A. Peterson
Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, that, for the avoidance of doubt, Crestwood Equity Partners LP and its Subsidiaries shall not be deemed Affiliates of Ohm hereunder. For purposes of this definition, “control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregated Group” means all Persons, entities or trades or businesses (whether or not incorporated) under common control with any other Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Antitrust Laws” means the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“Contract” means any contract, legally binding commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other legally binding instrument or agreement (whether written or oral).

“COPAS” means Council of Petroleum Accountants Society.

“COVID-19” means the disease caused by SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks, or public health emergencies.

“Derivative Transaction” means any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights

Annex A

plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, post-termination or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, agreement, arrangement, program, practice, or understanding.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all Laws pertaining to pollution, protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) or worker health and safety (as it relates to exposure to Hazardous Materials), in each case as enacted or in effect as of or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Firefly Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Firefly or any of its Subsidiaries, or under or with respect to which Firefly or any of its Subsidiaries has any current or contingent liability or obligation.

“Firefly Chapter 11 Plan” means that certain Joint Chapter 11 Plan of Reorganization of Firefly and its Debtor Affiliates (as defined therein), as amended and supplemented.

“Firefly Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Ohm or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Firefly or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of Firefly’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Firefly Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Firefly Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Firefly or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of Firefly’s and its Subsidiaries’ assets or equity interests.

“Firefly Credit Facility” means the Credit Agreement, dated as of September 1, 2020, among Firefly, as parent guarantor, Whiting Oil and Gas Corporation, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended by the First Amendment thereto executed effective as of June 7, 2021, and as further amended by the Second Amendment thereto executed effective as of September 15, 2021, and as may be further amended prior to the Closing Date in compliance with the provisions hereof.

Annex A

“Firefly Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Firefly that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Firefly Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Firefly Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of a Firefly Competing Proposal or Ohm Competing Proposal, or any matter relating thereto or of consequence thereof or (ii) any changes the market price or trading volume of Firefly’s stock or Ohm’s stock or any other securities of Firefly or Ohm, or the fact that Firefly or Ohm meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause or any of the foregoing may constitute a Firefly Intervening Event), constitute a Firefly Intervening Event.

“Firefly Reserve Engineer” means Netherland, Sewell & Associates, Inc.

“Firefly Reserved Shares” means a reserve of 2,121,304 shares of Firefly Common Stock for potential future distribution to certain general unsecured claimants arising out of the Firefly Chapter 11 Plan, as may be reduced following the date hereof in accordance with the Firefly Chapter 11 Plan.

“Firefly Series A Warrant Agreement” means that certain Warrant Agreement by and between Firefly and Computershare Trust Company, N.A., as warrant agent, dated as of September 1, 2020 relating to the Series A Warrants to purchase Firefly Common Stock.

“Firefly Series B Warrant Agreement” means that certain Warrant Agreement by and between Firefly and Computershare Trust Company, N.A., as warrant agent, dated as of September 1, 2020 relating to the Series B Warrants to purchase Firefly Common Stock.

“Firefly Stockholder Approval” means the adoption of this Agreement and the approval of Transactions by the holders of a majority of the outstanding shares of Firefly Common Stock entitled to vote thereon.

“Firefly Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than Ohm or any of its Subsidiaries) to acquire, directly or indirectly, (a) businesses or assets of Firefly or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of Firefly’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 50% of the aggregate outstanding shares of Firefly Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Firefly Board, after consultation with Firefly’s financial advisors, (i) if consummated, would result in a transaction more favorable to Firefly’s stockholders from a financial point of view than the Company Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Ohm in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Firefly Board and (iii) for which, if applicable, and after considering all other factors the Firefly Board deems relevant.

“Firefly Warrant Agreements” means, collectively, the Firefly Series A Warrant Agreement and the Firefly Series B Warrant Agreement.

Annex A

“Firefly Warrants” means, collectively, those certain warrants issued pursuant to the (i) the Firefly Series A Warrant Agreement (“Firefly Series A Warrants”) and (ii) the Firefly Series B Warrant Agreement (“Firefly Series B Warrants”).

“Governmental Entity” means any federal, state, tribal, local or municipal court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person), or public or private arbitral body.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, casinghead gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced, derived, refined or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include (i) accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, (ii) the endorsement of negotiable instruments for collection in the ordinary course of business and (iii) obligations arising from treasury services, banking products and cash management services.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

Annex A

“knowledge” means the actual knowledge of, (a) in the case of Firefly, the individuals listed in Schedule 1.1 of the Firefly Disclosure Letter and (b) in the case of Ohm, the individuals listed in Schedule 1.1 of the Ohm Disclosure Letter.

“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.

“Law” means any law, rule, regulation, ordinance, code, act, statute, injunction, ruling, award, decree, writ, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no fact, circumstance, effect, change, event or development (by itself or when aggregated or taken together with any and all other facts, circumstances, effects, changes, events or developments) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;

(ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv) political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions;

(vi) the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii) the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is request in writing by the other Party or expressly required by, this Agreement, the public announcement of this Agreement or the Transactions (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions);

(viii) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

Annex A

(ix) any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect to the extent not otherwise excluded by the definition hereof);

provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i)– (v) and (ix) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“MMcf” means one million cubic feet.

“NASDAQ” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Ohm Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Ohm or any of its Subsidiaries, or under or with respect to which Ohm or any of its Subsidiaries has any current or contingent liability or obligation.

“Ohm Chapter 11 Plan” means that certain Joint Prepackaged Chapter 11 Plan of Reorganization of Ohm and its Debtor Affiliates, as amended and supplemented.

“Ohm Charter Amendment” means the amendment to the certificate of incorporation of Ohm substantially in the form of Exhibit A (with such changes as may be agreed to in writing by Ohm and Firefly prior to obtaining the Ohm Charter Amendment Approval).

“Ohm Charter Amendment Approval” means the affirmative vote of the holders of at least a majority of the voting power of the stock of Ohm entitled to vote on the adoption of the Ohm Charter Amendment.

“Ohm Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Ohm or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Ohm or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of Ohm’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Ohm Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Ohm Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Ohm or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of Ohm’s and its Subsidiaries’ assets or equity interests.

Annex A

“Ohm Credit Facility” means the Credit Agreement, dated as of November 19, 2020, among Ohm, as borrower, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent and an issuing bank, as amended by the First Amendment thereto executed effective as of February 19, 2021, as further amended by the Second Amendment thereto executed effective as of March 22, 2021, as further amended by the Third Amendment thereto executed effective as of May 3, 2021, as further amended by the Fourth Amendment thereto executed effective as of May 21, 2021, as further amended by the Fifth Amendment thereto executed effective as of October 21, 2021, and as further amended by the Sixth Amendment thereto executed effective as of December 22, 2021, and as may be further amended prior to the Closing Date in compliance with the provisions hereof.

“Ohm Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Ohm that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Ohm Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Ohm Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an Ohm Competing Proposal or Firefly Competing Proposal, or any matter relating thereto or of consequence thereof or (ii) any changes in the market price or trading volume of Ohm’s stock or Firefly’s stock or any other securities of Ohm or Firefly, or the fact that Ohm or Firefly meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause or any of the foregoing may constitute an Ohm Intervening Event), constitute an Ohm Intervening Event.

“Ohm PSU Awards” means any restricted stock units granted under the Ohm Equity Plan subject to performance-based vesting.

“Ohm Restricted Stock Awards” means any restricted stock awards granted under the Ohm Equity Plan.

“Ohm RSU Awards” means any restricted stock units granted under the Ohm Equity Plan subject to time-based vesting.

“Ohm Special Dividend” means a dividend payable by Ohm to the holders of Ohm Common Stock as of a record date prior to the Company Merger Effective Time, in a per-share amount up to $15.00. For the avoidance of doubt, the Ohm Special Dividend shall be in addition to dividends that are consistent with Ohm’s dividend policy publicly announced prior to the date hereof.

“Ohm Stockholder Approval” means the approval of the Ohm Stock Issuance by the affirmative vote of a majority of the shares of Ohm Capital Stock entitled to vote thereon and present in person and represented by proxy at the Ohm Stockholders Meeting in accordance with the rules and regulations of the NASDAQ and the Organizational Documents of Ohm.

“Ohm Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than Firefly or any of its Subsidiaries) to acquire, directly or indirectly, (a) businesses or assets of Ohm or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of Ohm’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 50% of the aggregate outstanding shares of Ohm Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Ohm Board, after consultation with Ohm’s financial advisors, (i) if consummated, would result in a transaction more favorable to Ohm’s stockholders from a financial point of view than the Company Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Firefly in

Annex A

response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Ohm Board and (iii) for which, if applicable, and after considering all other factors the Ohm Board deems relevant.

“Ohm Warrant Agreement” means that certain Warrant Agreement by and between Ohm and Computershare Trust Company, N.A., as warrant agent, dated as of November 19, 2020.

“Ohm Warrants” means those certain warrants issued pursuant to the Ohm Warrant Agreement.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions, (b) all Wells located on or producing from such leases and properties, and (c) Hydrocarbons or revenues therefrom and claims and rights thereto.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) Ohm, Merger Sub and LLC Sub when used with respect to Firefly, and (b) Firefly when used with respect to Ohm, Merger Sub or LLC Sub.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a) to the extent not applicable to the Transactions or otherwise waived prior to the Company Merger Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established on the financial statements of Firefly or Ohm, as applicable, in accordance with GAAP;

Annex A

(c) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Firefly Reserve Report or the Ohm Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Firefly Reserve Report or the dates of the Ohm Reserve Report, as applicable;

(d) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e) such Encumbrances as Firefly (in the case of Encumbrances with respect to properties or assets of Ohm or its Subsidiaries) or Ohm (in the case of Encumbrances with respect to properties or assets of Firefly or its Subsidiaries), as applicable, have expressly waived in writing;

(f) all easements, zoning restrictions, conditions, covenants, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and Rights-of-Way, on, over or in respect of any of the properties of Firefly or Ohm, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g) any Encumbrances discharged at or prior to the Company Merger Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(i) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of Firefly or Ohm, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Firefly Reserve Report or Ohm Reserve Report, as applicable, with respect to such lease, or increase the working interest of Firefly or Ohm (without at least a proportionate increase in net revenue interest), as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Firefly Reserve Report or Ohm Reserve Report, as applicable, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Firefly Material Adverse Effect or Ohm Material Adverse Effect, as applicable; or

(j) with respect to (i) Ohm and its Subsidiaries, Encumbrances arising under the Ohm Credit Facility and (ii) Firefly and its Subsidiaries, Encumbrances arising under the Firefly Credit Facility.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by Firefly or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

Annex A

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), but excluding Taxes and assessments of Governmental Entities.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, declaration, claim for refund, information return or other document (including any related or supporting information and amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” means any and all taxes and charges, levies or other assessments in the nature of a tax, including income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value-added and franchise taxes, deductions, withholdings, custom duties, and other assessments in the nature of a tax together with all interest, penalties, and additions thereto, imposed by any Governmental Entity.

“Taxing Authority” means any Governmental Entity having jurisdiction over the administration or imposition of any Tax.

“Termination Fee” means $98,000,000.

Annex A

“Trading Day” means any day on which the Ohm Common Stock is listed or quoted and traded on the NASDAQ.

“Transactions” means the Mergers and the other transactions contemplated by this Agreement, including, without limitation, each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Treasury Regulations” means the temporary, proposed and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act it is required to take under this Agreement by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, constitute a breach of this Agreement.

Annex A

EXHIBIT A

Form of Ohm Charter Amendment

[See attached.]

Exhibit A

Annex B

CERTIFICATE OF FIRST AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

OASIS PETROLEUM INC.

[•], 2022

Oasis Petroleum Inc., a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST: The Certificate of Incorporation of the Corporation was originally filed on February 25, 2010 and subsequently amended and restated by the Amended and Restated Certificate of Incorporation on November 19, 2020 (collectively, the “Current Certificate of Incorporation”).

SECOND: Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), this Certificate of First Amendment amends certain provisions of the Current Certificate of Incorporation.

THIRD: The first sentence of the first paragraph (a) of Article FOURTH of the Current Certificate of Incorporation is hereby amended and restated as follows:

“(a) The total number of shares of stock which the Corporation shall have authority to issue is 125,000,000 shares of capital stock, classified as (i) 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), and (ii) 120,000,000 shares of common stock, par value $0.01 per share (“Common Stock”).

Except as provided above, the Current Certificate of Incorporation is unchanged and remains in full force and effect.

FOURTH: The foregoing amendment was duly adopted by the Board of Directors of the Corporation in accordance with Section 242 of the DGCL.

[Signature Page Follows]

B-1

IN WITNESS WHEREOF, this Certificate of First Amendment has been executed by a duly authorized officer of the Corporation as of the date first written above.

OASIS PETROLEUM INC.

By:

Name:

Title:

[Signature Page to Certificate of First Amendment to

Amended and Restated Certificate of Incorporation of Oasis Petroleum Inc.]

B-2

Annex C

March 6, 2022

The Board of Directors

Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500

Houston, Texas 77002

Dear Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Oasis Petroleum Inc. (“Oasis”) of the Merger Consideration (as defined below) to be paid by Oasis pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Oasis, Ohm Merger Sub, Inc., a wholly owned subsidiary of Oasis (“Merger Sub”), New Ohm LLC, a wholly owned subsidiary of Oasis (“LLC Sub”), and Whiting Petroleum Corporation (“Whiting”), taking into account the Oasis Special Dividend (as defined below). The Agreement provides for, among other things, (a) the merger of Merger Sub with and into Whiting (the “Merger”), pursuant to which Whiting will be the surviving corporation, and each issued and outstanding share of common stock, par value $0.001 per share (“Whiting Common Stock”), of Whiting that is an Eligible Share will be converted into the right to receive (x) 0.5774 shares of common stock, par value $0.01 per share (“Oasis Common Stock”), of Oasis and (y) $6.25 in cash (together, the “Merger Consideration”), and (b) prior to the effective time of the Merger, the payment in cash by Oasis of a special dividend in a per-share amount of $15.00 to the holders of Oasis Common Stock (the “Oasis Special Dividend”). Each of Oasis, Merger Sub, LLC Sub and Whiting are referred to herein as a “Party” and collectively as the “Parties.” The transactions contemplated by the Agreement, including the Merger and the Oasis Special Dividend, are referred to herein collectively as the “Transaction.” The description of the Transaction above is only a summary and is qualified in its entirety by reference to the Agreement. Capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

Tudor, Pickering, Holt & Co., the energy investment and merchant banking business of Perella Weinberg Partners LP (“TPH”) and its affiliates (including Perella Weinberg Partners LP), as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions, as well as for estate, corporate and other purposes. TPH and its affiliates also engage in securities trading and brokerage, equity research, asset management activities and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of Oasis, any of the other Parties and any of their respective affiliates and (ii) any currency or commodity that may be material to the Parties or otherwise involved in the Transaction and the other matters contemplated by the Agreement. In addition, TPH and its affiliates and certain of its employees, including members of the team performing services in connection with the Transaction, as well as certain asset management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Whiting, Oasis, other potential Transaction participants or their respective equityholders or affiliates. We have acted as financial advisor to Oasis in connection with, and have participated in certain

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C-1

negotiations leading to, the Transaction. We expect to receive fees for our services, a portion of which became payable upon the rendering of this opinion and the principal portion of which is contingent upon the consummation of the Transaction, and Oasis has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. We may provide investment banking or other financial services to any of the Parties or their respective equityholders or affiliates in the future. In connection with such investment banking or other financial services, we may receive compensation.

In connection with this opinion, we have reviewed, among other things, (i) a draft of the Agreement dated March 6, 2022; (ii) certain publicly available financial statements and other business and financial information with respect to each of Whiting and Oasis; (iii) certain other communications from Whiting and Oasis to their respective stockholders; (iv) (a) certain internal financial, hydrocarbon resource and production information and forecasts for Whiting prepared by the management of Whiting, and as adjusted by the management of Oasis (the “Whiting Forecasts”), (b) certain internal financial, hydrocarbon resource and production information and forecasts for Oasis, prepared by the management of Oasis (the “Oasis Forecasts”) and (c) certain internal financial, hydrocarbon resource and production information and forecasts for the combined company pro forma for the Transaction prepared by or at the direction of the management of Oasis (collectively with the Whiting Forecasts and the Oasis Forecasts, the “Forecasts”); (v) certain publicly available research analyst reports with respect to the future financial performance of Whiting and Oasis; and (vi) certain cost savings and operating synergies projected by the management of Oasis to result from the Transaction (the “Synergies”). We also have held discussions with members of the management of Oasis regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Oasis, Whiting and the combined company. In addition, we have reviewed the reported price and trading activity for Whiting Common Stock and Oasis Common Stock, compared certain financial and stock market information for Whiting and Oasis with similar information for certain other companies the securities of which are publicly traded, and performed such other studies and analyses, and considered such other factors, as we considered appropriate. The Forecasts and Synergies reflect certain assumptions regarding the oil and gas industry, future commodity prices and capital expenditures that are subject to significant uncertainty and that, if different than assumed, could have a material impact on our analysis and this opinion.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for us, or publicly available. In that regard, we have assumed with your consent that the Forecasts and Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Oasis and Whiting, and that such Forecasts and Synergies provide a reasonable basis upon which to evaluate the Transaction. The Forecasts and Synergies were evaluated collectively, and no single forecast or synergy estimate was determinative of the opinion expressed herein. We express no view or opinion with respect to the Forecasts, Synergies or the assumptions on which they are based and we have further assumed, among other things, that (i) the executed Agreement (together with the exhibits and schedules thereto) will not differ in any respect material to our analyses or opinion from the draft version we have examined, referenced above, (ii) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct in all material respects, (iii) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all material respects, (iv) all conditions to the consummation of the Transaction will be satisfied without material amendment or waiver thereof, (v) the Transaction will be

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consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any material amendments or modifications thereto and (vi) all governmental, regulatory or other consents or approvals necessary for the consummation of the Transaction will be obtained, in the case of each of the foregoing clauses (i) – (vi), without any material adverse effect on the Parties, the holders of Whiting Common Stock or Oasis Common Stock or the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Whiting or any of its subsidiaries or Oasis or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters. We express no view or opinion as to any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent decrees or other orders, audits or investigations or the potential impact thereof on Whiting, Oasis or any other entity.

Our opinion does not address the underlying business decision of Oasis to engage in the Transaction, or the relative merits of the Transaction as compared to any other alternative transaction that might be available to Oasis. This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration to be paid by Oasis pursuant to the Agreement, taking into account the Oasis Special Dividend. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration paid or received in connection therewith by, creditors or other constituencies of Whiting or Oasis or any of their respective subsidiaries; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Whiting or Oasis, or any class of such persons, in connection with the Transaction, whether relative to the Merger Consideration pursuant to the Agreement or otherwise. We are not expressing any opinion as to the price at which the shares of Whiting Common Stock or Oasis Common Stock or the securities of any other party will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion and expressly disclaim any responsibility to do so based on circumstances, developments or events occurring, or of which we become aware, after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Oasis (the “Board”) in connection with its consideration of the Transaction, and such opinion does not constitute a recommendation as to how the Board, Oasis or any other person (including any holder of interests in Whiting or Oasis) should vote with respect to such Transaction or any other matter. This opinion has been reviewed and approved by TPH’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Oasis in the Transaction pursuant to the Agreement, taking into account the Oasis Special Dividend, is fair, from a financial point of view, to Oasis.

Very truly yours,

/s/ TUDOR, PICKERING, HOLT & CO.

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C-3

ANNEX D

388 Greenwich Street

New York, NY 10013

March 7, 2022

The Board of Directors

Whiting Petroleum Corporation

1700 Lincoln Street, Suite 4700

Denver, Colorado 80203-4547

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Whiting Petroleum Corporation, a Delaware corporation (“Whiting”), of the Merger Consideration (defined below) set forth in the Agreement and Plan of Merger, dated as of March 7, 2022 (the “Merger Agreement”), among Whiting, Oasis Petroleum Inc., a Delaware corporation (“Oasis”), New Ohm LLC, a Delaware limited liability company and wholly owned subsidiary of Oasis (“LLC Sub”), and Ohm Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Oasis (“Oasis Merger Sub”). As more fully described in the Merger Agreement, (i) Oasis Merger Sub will be merged with and into Whiting (the “Company Merger”), with Whiting continuing as the surviving entity following such merger (the “Surviving Corporation”), and (ii) each outstanding share of the common stock, par value $0.001 per share, of Whiting (“Whiting Common Stock”) will be converted into the right to receive (a) 0.5774 shares of common stock, par value $0.01 per share, of Oasis (“Oasis Common Stock”) and (b) $6.25 in cash, without interest (collectively, the “Merger Consideration”). We also understand that, subsequent to the Company Merger, the Surviving Corporation will be merged with and into LLC Sub, with LLC Sub continuing as the surviving entity (the “LLC Sub Merger” and, together with the Company Merger, the “Merger”).

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Whiting and certain senior officers and other representatives and advisors of Oasis concerning the businesses, operations and prospects of Whiting and Oasis. We examined certain publicly available business and financial information relating to Oasis and Whiting as well as certain financial forecasts and other information and data relating to Oasis and Whiting which were provided to or discussed with us by the respective managements of Oasis and Whiting, including information relating to certain publicly available future commodity price estimates and assumptions reviewed and discussed with the management of Whiting and the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Whiting and Oasis to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Whiting Common Stock and Oasis Common Stock; the historical and projected earnings and other operating data of Whiting and Oasis; and the capitalization and financial condition of Whiting and Oasis. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Whiting and Oasis. We also reviewed, for informational reference, certain potential pro forma financial effects of the Merger relative to Oasis and Whiting each on a standalone basis utilizing the financial forecasts and other information and data relating to Oasis and Whiting and the potential cost savings, strategic implications and financial and operational benefits referred to above. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

The Board of Directors

Whiting Petroleum Corporation

March 7, 2022

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Whiting and Oasis that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Whiting and Oasis provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of Whiting and Oasis that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Whiting and Oasis as to the future financial performance of Whiting and Oasis, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger and the other matters covered thereby. With respect to the future commodity price estimates and assumptions that we have been directed to utilize in our analyses, we have assumed, with your consent, that they are a reasonable and appropriate basis upon which to evaluate the matters covered thereby. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with us.

We have relied upon the assessments of the managements of Oasis and Whiting, as the case may be, as to, among other things, (i) the oil, natural gas and natural gas liquids reserves, and acquisition, drilling, completion, production and development activities and exploration projects, of Oasis and Whiting, and related expenditures and capital funding requirements for Oasis’s and Whiting’s operations, (ii) the potential impact on Oasis and Whiting of macroeconomic, geopolitical, market, competitive, seasonal, cyclical and other conditions, trends and developments and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil, natural gas and natural gas liquids industry, including with respect to the geographical regions and basins in which Oasis and Whiting operate, environmental regulations and commodity pricing and supply and demand for oil, natural gas and natural gas liquids, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion, (iii) Oasis’s and Whiting’s respective existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees, customers, service providers, derivatives counterparties and other commercial relationships, and (iv) the ability to integrate the businesses and operations of Oasis and Whiting. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on Oasis, Whiting or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

We have not made or, except for certain reserve reports relating to Whiting and Oasis, been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Whiting, Oasis or any other entity nor have we made any physical inspection of the properties or assets of Whiting, Oasis or any other entity. We do not conduct or provide geological, environmental or other technical assessments and are not experts in the evaluation of oil, natural gas liquids or natural gas reserves or properties and we express no view or opinion as to reserve quantities, or the exploration, development or production (including, without limitation, as to the feasibility or timing thereof and associated expenditures), of any properties of Whiting, Oasis or any other entity. We have not evaluated the solvency or fair value of Whiting, Oasis or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to the potential impact on Whiting, Oasis or any other entity of any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent decrees or other orders, audits or investigations.

The Board of Directors

Whiting Petroleum Corporation

March 7, 2022

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Whiting, Oasis or the contemplated benefits of the Merger. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of Whiting and Oasis (taking into account the Cash Consideration and Ohm Special Dividend (each as defined in the Merger Agreement) to be paid by Oasis pursuant to the Merger Agreement). We are not expressing any opinion as to what the value of the Oasis Common Stock actually will be when issued pursuant to the Merger or the price at which the Oasis Common Stock will trade at any time. We are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Merger or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Whiting, Oasis or the Merger (including the contemplated benefits thereof), and we have relied, with your consent, upon the assessments of representatives of Whiting as to such matters. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Whiting, nor were we requested to consider, and our opinion does not address, the underlying business decision of Whiting to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Whiting or the effect of any other transaction in which Whiting might engage.

We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration, or otherwise. Our opinion does not address any terms (other than the Merger Consideration to the extent expressly specified herein), aspects or implications of the Merger, including, without limitation, the form or structure of the Merger or any terms, aspects or implications of any voting and support agreements, registration rights agreement or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the credit, financial and stock markets, and the industry in which Whiting and Oasis operate, have experienced and may continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on Whiting, Oasis or the Merger (including the contemplated benefits thereof).

Citigroup Global Markets Inc. has acted as financial advisor to Whiting in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to Whiting and Oasis unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, during the approximately past two years, with respect to Whiting, as a lender in connection with certain loans of Whiting, loan portfolio management lending and commodities services, and with respect to Oasis, as a lender in connection with certain loans of Oasis, M&A advisory services, having acted or acting as lead bookrunner and co-managing bookrunner for certain debt offerings, loan portfolio management and commodities services. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Whiting and Oasis for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Whiting, Oasis and their respective affiliates.

The Board of Directors

Whiting Petroleum Corporation

March 7, 2022

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Whiting in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration, is fair, from a financial point of view, to the holders of Whiting Common Stock.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

ANNEX E

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)    Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)    [Repealed.]

Annex E-1

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the

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first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If

Annex E-3

immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.

Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

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Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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Annex F

OASIS PETROLEUM INC. 1001 FANNIN STREET, SUITE 1500 HOUSTON, TX 77002 TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D85704-TBD KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY OASIS PETROLEUM INC. The Board of Directors recommends you vote FOR the following proposals: For Against Abstain 1. To approve the issuance of shares of common stock of Oasis Petroleum Inc. ("Oasis"), par value $0.01 per share ("Oasis common stock"), to stockholders of Whiting Petroleum Corporation ("Whiting"), in connection with the transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of March 7, 2022 (as amended from time to time, the "merger agreement"), by and among Oasis, Ohm Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Oasis, New Ohm LLC, a Delaware limited liability company and a wholly owned subsidiary of Oasis, and Whiting; and 2. To approve the amendment of the Amended and Restated Certificate of Incorporation of Oasis to increase the number of authorized shares of Oasis common stock from 60,000,000 shares to 120,000,000 shares, in connection with the transactions pursuant to the terms of the merger agreement. NOTE: To transact such other business as may properly come before the Special Meeting. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 PM Eastern Time on June 27, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 PM Eastern Time on June 27, 2022. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. D85705-TBD OASIS PETROLEUM INC. Special Meeting of Stockholders June 28, 2022, 9:00 a.m. Central Time This proxy is solicited by the Board of Directors The undersigned hereby appoints Daniel E. Brown and Nickolas J. Lorentzatos, and each of them, as attorneys in fact and proxies with full power of substitution and revocation as to each of them, to represent the undersigned and to vote all the shares of Oasis common stock that the undersigned is entitled to vote at the Special Meeting of Stockholders to be held at the offices of Oasis located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002, on June 28, 2022, at 9:00 a.m. Central Time (the "Special Meeting"), and any adjournment or postponement thereof, upon the matters set forth on the reverse side. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, THE NAMED PROXIES WILL VOTE "FOR" AS TO ITEMS 1 AND 2. THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS. TO BE VALID, THIS PROXY MUST BE SIGNED. Continued and to be signed on reverse side

Annex G

Your vote matters - here's how to vote! You may vote online or by phone instead of mailing this card Online Go to www.envisionreports.com/WLL or scan the QR code - login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/WLL Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Special Meeting Proxy Card IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals - The Board of Directors recommends a vote FOR each of the proposals and FOR each of the nominees listed in Proposal 3. For Against Abstain For Against Abstain 1. Whiting Merger Proposal: To approve and adopt the Agreement and Plan of Merger, dated as of March 7, 2022, by and among Whiting Petroleum Corporation, a Delaware corporation, Oasis Petroleum Inc., a Delaware corporation, Ohm Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Oasis, and New Ohm LLC, a Delaware limited liability company and wholly owned subsidiary of Oasis. 2. Whiting Merger Compensation Advisory Proposal: To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Whiting's named executive officers that is based on or otherwise relates to the merger. 3. Whiting Director Election Proposal: To elect seven directors to hold office until the earlier of (A) the completion of the merger and (B) the 2023 annual meeting of Whiting stockholders and until their respective successors are duly elected and qualified. For Withhold For Withhold For Withhold 01 - Janet L. Carrig 02 - Susan M. Cunningham 03 - Paul J. Korus 04 - Kevin S. McCarthy 05 - Lynn A. Peterson 06 - Daniel J. Rice IV 07 - Anne Taylor For Against Abstain 4. Whiting Annual Compensation Advisory Proposal: To approve, on a non-binding advisory basis, the compensation of Whiting's named executive officers. B Authorized Signatures - This section must be completed for your vote to be counted. - Date and Sign Below Please sign exactly as the name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by an authorized person. Date (mm/dd/yyyy) - Please print date below. Signature 1 - Please keep signature within the box. Signature 2 - Please keep signature within the box. / /

The Special Meeting in lieu of the 2022 Annual Meeting of Stockholders of Whiting Petroleum Corporation will be held on June 28, 2022 at 10:00 A.M. Eastern Time (8:00 A.M. Mountain Time), virtually via the internet at meetnow.global/MWWVLRG. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/WLL IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy - Whiting Petroleum Corporation SPECIAL MEETING IN LIEU OF THE 2022 ANNUAL MEETING OF STOCKHOLDERS THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Lynn A. Peterson, James P. Henderson and M. Scott Regan, and each of them, as proxies, with full power of substitution (to act jointly or if only one acts then by that one), for the undersigned at the Special Meeting in lieu of the 2022 Annual Meeting of stockholders of Whiting Petroleum Corporation to be held on June 28, 2022 at 10:00 A.M. Eastern Time (8:00 A.M. Mountain Time), via live webcast, or any adjournments or postponements thereof, to vote thereat as designated on the reverse side of this card all of the shares of common stock of Whiting Petroleum Corporation held of record by the undersigned on May 18, 2022 as fully and with the same effect as the undersigned might or could do if personally present at said Special Meeting or any adjournments or postponements thereof, hereby revoking any other proxy heretofore executed by the undersigned for such Special Meeting. This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted FOR all proposals and each of the director nominees listed. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY. C Non-Voting Items Change of Address - Please print new address below. Meeting Attendance Mark box to the right if you plan to attend the Special Meeting.